Form 20-F
period 2010-12-31
E-COMMERCE CHINA DANGDANG INC.
filed 2011-04-21
CIK 1499744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number: 333-170663
E-Commerce China Dangdang Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
4/F, Tower C, The 5th Square
No. 7, Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
People’s Republic of China
(Address of principal executive offices)
Conor Chia-hung Yang, Chief Financial Officer
Telephone: (86 10) 8419-1932
Email: conor@dangdang.com
Facsimile: (86 10) 8419-1929
4/F, Tower C, The 5th Square
No. 7, Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A common shares, par value US$0.0001 per share	The New York Stock Exchange*
*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”). Currently, one ADS represents five Class A common shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     104,533,340 Class A common shares, par value US$0.0001 per share, and 286,520,870 Class B common shares, par value US$0.0001 per share, as of December 31, 2010.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑
     International Financial Reporting Standards as issued by the International Accounting Standards
     Board ☐
     Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐
     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
          Except where the context otherwise requires and for the purpose of this annual report only:
•	“we,” “us,” “our company,” “our,” and “Dangdang” refer to E-Commerce China Dangdang Inc., a Cayman Islands company, and its PRC subsidiary, Beijing Dangdang Information Technology Co., Ltd., and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd.;

•	“active customers” for a specified period refers to customers who have purchased products offered by us at dangdang.com at least once during that period;

•	“daily unique visitors” refers to unduplicated visitors to our website each day;

•	“repeat customers” for a specified period refers to customers who have purchased products offered by us at dangdang.com prior to this period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share, “preferred shares” refers to our series A, series B and series C convertible preferred shares, par value US$0.0001 per share, which were automatically converted into Class B common shares upon the completion of our company’s initial public offering in December 2010; in November 2010, our shareholders approved a 1:10 share split of our authorized and outstanding share capital with retrospective effect. All presentation of share capital information in this annual report is shown giving effect to the 1:10 share split;

•	“ADSs” refers to our American depositary shares, each of which represents five Class A common shares;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; and

•	all references to “US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.
FORWARD-LOOKING INFORMATION
          This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
          You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:
•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	trends and competition in China’s B2C e-commerce market;

•	expected changes in our revenues and certain cost and expense items; and

•	assumptions underlying or related to any of the foregoing.
          You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
          You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
          This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party market research firms, including a consumer survey conducted by iResearch in May 2010 at our request and commissioned by us for the purposes of our initial public offering, and publicly available data. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
          Not applicable.
Item 2. Offer Statistics and Expected Timetable
          Not applicable.
Item 3. Key Information
A. Selected Financial Data
          The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. The selected consolidated statements of income data for the year ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
          Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. – Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data:
Net revenues:
Product revenue
Media	409,023	697,681	1,297,120	1,863,431	282,338
General merchandise	36,894	66,829	152,976	392,090	59,408

	445,917	764,510	1,450,096	2,255,521	341,746
Other revenue	947	1,550	7,556	26,159	3,963

Total net revenues	446,864	766,060	1,457,652	2,281,680	345,709
Cost of revenues	(365,284)	(638,817)	(1,129,961)	(1,775,881)	(269,073)

	For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Gross profit	81,580	127,243	327,691	505,799	76,636
Operating expenses (1):
Fulfillment	(85,802)	(120,837)	(201,270)	(286,443)	(43,400)
Marketing	(35,503)	(40,766)	(38,473)	(76,669)	(11,616)
Technology and content	(17,202)	(26,436)	(38,989)	(64,682)	(9,800)
General and administrative	(20,931)	(26,991)	(38,021)	(67,903)	(10,288)
Government grants	—	—	—	4,805	728

(Loss) income from operations	(77,858)	(87,787)	10,938	14,907	2,260

(Loss) income before income taxes	(70,511)	(81,757)	16,916	18,721	2,838
Income tax benefit	—	—	—	12,061	1,827
Net (loss) income	(70,511)	(81,757)	16,916	30,782	4,665

Deemed dividend on Series C convertible preferred shares	—	—	—	(1,779)	(270)

Net (loss) income attributable to common shareholders	(70,511)	(81,757)	16,916	29,003	4,395

(Loss) income per common share:
Basic(2)	(0.40)	(0.47)	—	0.02	0.00
Diluted(2)	(0.40)	(0.47)	—	0.02	0.00
Shares used in (loss) income per Class A and B common share computation:
Common shares:
Basic	175,644,260	175,644,260	175,644,260
Diluted	175,644,260	175,644,260	175,644,260
Class A common shares:
Basic				6,712,195	6,712,195
Diluted				216,359,263	216,359,263
Class B common shares:
Basic				181,562,768	181,562,768
Diluted				181,562,768	181,562,768

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	517	469	764	1,096	166
Marketing	111	105	131	233	35
Technology and content	266	270	479	787	119
General and administrative	2,746	1,519	2,623	8,184	1,241

Total share-based compensation expenses	3,640	2,363	3,997	10,300	1,561

(2)	Prior to our December 2010 initial public offering, each holder of Series A, Series B and Series C convertible preferred shares was entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0438 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively, prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Prior to June 2010, each holder of Series C convertible preferred shares was entitled to dividends at the rate of US$0.0534 per share per annum. For each of the years ended December 31, 2007, 2008,

2009 and 2010, the basic and diluted (loss) income per share were calculated using the two class method taking into consideration of the preferred dividends that each preferred shareholder was entitled to.
The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	63,531	66,509	75,759	1,691,906	256,349
Held-to-maturity investments	102,000	50,000	90,000	—	—
Inventories	169,617	300,813	540,744	896,273	135,799
Accounts receivable, net	7,925	8,025	11,764	17,802	2,697
Total assets	379,564	463,821	800,905	2,801,457	424,462
Accounts payable	235,883	372,253	618,062	865,953	131,205
Convertible preferred shares:
Series A	51,314	51,314	51,314	—	—
Series B	57,001	57,001	57,001	—	—
Series C	209,716	209,716	209,716	—	—
Common shares	151	151	151	—	—
Class A common shares	—	—	—	71	11
Class B common shares	—	—	—	223	34
Accumulated deficit	(315,726)	(397,483)	(380,567)	(351,564)	(53,269)
Total shareholders’ (deficit) equity	(210,768)	(291,443)	(270,543)	1,414,257	214,280
Exchange Rate Information
     Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6000 to US$1.00, the rate in effect as of December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 15, the rate was RMB6.5317 to US$1.00.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5804
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15)	6.5317	6.5382	6.5477	6.5310

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.
B. Capitalization and Indebtedness
          Not applicable.
C. Reasons for the Offer and Use of Proceeds
          Not applicable.
D. Risk Factors
Risks Related to Our Business
Our business depends heavily on the market recognition and reputation of our dangdang.com brand, and any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
          We believe that the market recognition and reputation of our dangdang.com brand have significantly contributed to the success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our success and ability to compete. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as:
•	our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new product categories and new business lines;

•	our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities;

•	the efficiency, reliability and service quality of our courier service providers;

•	our ability to effectively control the product and service quality of third-party merchants and to monitor service performance of third parties as we continue to develop our marketplace program; and

•	any negative media publicity about e-commerce or security or product quality problems of other e-commerce websites in China.
          If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our website, our results of operations may be materially and adversely affected.
We depend heavily on the continued success of our core business of selling books and other media products online, and any event that adversely affects our sales of books and other media products could harm our business and results of operations.
          From our inception, we have primarily focused on the sale of books online and historically most of our net revenues have been derived from selling books and other media products online, which accounted for 91.1%, 89.0% and 81.7% of our total net revenues in 2008, 2009 and 2010, respectively. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. While we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on books and other media products. In addition, customers who purchase books and other media products on our website also constitute a majority of customers who purchase general merchandise products. If we cannot successfully attract or retain our book and other media product customers, the number of our customers for, and sales of, general merchandise products may decline. Furthermore, the development and increasing popularity of electronic books and digital content, which have already achieved success in the U.S. and other countries, may negatively impact our book sales online. Our sales of books and other media products may also be materially and negatively affected by sales of pirated books or other media products, which is a continuing problem in China. Any event that results in a reduction in our sales of books and other media products could materially and adversely affect our business and results of operations.
We have a history of net losses prior to 2009 and may experience earnings declines or losses in the future.
          We incurred net losses in all periods prior to 2009. We cannot assure you that we can sustain profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to be profitable depends on our ability to control our costs and operating expenses, which we expect will increase as we expand our business. We incurred in the past and expect to continue to incur in future periods share-based compensation expenses, which will reduce our net income and may result in future losses. If we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.
If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.
          We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, third-party service providers and third-party merchants. Our strategies also include broadening our general merchandise product offerings, which will require us to introduce new product categories and work with different groups of suppliers and address the needs of different kinds of consumers. Given our relative unfamiliarity with many of these new product offerings, we may incur significant costs in trying to expand our offerings into these new product categories or fail to successfully execute the roll-out of these new product offerings. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.
Our success depends on our ability to identify and respond to constantly changing consumer preferences.
          The e-commerce and retail industries are subject to changing consumer preferences. Consequently, we must stay abreast of emerging lifestyle and consumer trends and anticipate trends that will appeal to existing and potential customers. If our customers cannot find their desired products on our website, they may stop purchasing products on our website, stop visiting our website or visit less often. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate the desired level of sales. Such circumstances could materially and adversely affect our business, financial condition and results of operations.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and customers.
          The online retail environment for our products is intensely competitive. Our current or potential competitors include: (1) other B2C e-commerce companies, such as Amazon.cn/Joyo and Taobao Mall; (2) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; and (3) a number of indirect competitors, including internet portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers. We may also in the future experience competition from the increasing popularity of electronic books and digital content, which have already impacted the book market in the U.S. and other countries.
          We face a variety of competitive challenges including: sourcing products efficiently; pricing our products competitively; maintaining the quality of the products sold on our website; anticipating and quickly responding to changing customer demands; maintaining favorable brand recognition; providing quality services; and conducting strong and effective marketing activities. As we further develop our dangdang.com marketplace program, we will face increasing challenges to compete for and retain high quality third-party merchants. If we cannot properly address these challenges, our business and prospects would be materially and adversely affected.
          Some of our current and potential competitors have significantly greater financial, marketing and other resources than us. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Certain of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and system development than us. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.
Our further expansion in the general merchandise business and third-party marketplace business may lower our profit margins. In addition, given the relatively short history of these new businesses, it may be difficult for you to evaluate our business and prospects.
          Since our inception, we have focused on selling books online. In recent years, we have gradually expanded the product offerings on our website to include other media products and selected general merchandise categories. In 2009, we launched the dangdang.com marketplace program to allow third-party merchants to sell certain general merchandise products alongside our products. These new businesses involve risks and challenges different from those of book retailing. For example, compared with book suppliers, general merchandise suppliers usually give us shorter periods of payment credit, which requires us to upgrade our internal finance and accounting functions to adjust to such new payment cycles. In addition, general merchandise products typically come in different sizes and shapes and therefore require more flexible warehouse storage spaces and fulfillment capacity as compared to books. Furthermore, because of the variety of quality standards, shapes, sizes, colors and styles of many general merchandise products, such as electronics and apparel, it is more difficult for us to inspect and control the quality and ensure the proper handling of the general merchandise products sold on our website. We anticipate that we may experience a higher rate of return for, or complaints regarding, such products. The sale of general merchandise products may also expose us to risks related to product defects or other quality problems, which may result in costly product liability claims against us and harm to our brand and reputation. Pursuant to the relevant PRC laws and regulations, customers who have purchased general merchandise products at our website can seek indemnification from us for any damages caused by defective products that we sell. In addition, the relevant government authorities can initiate investigation, confiscate any products with quality problems or any illegal income generated from selling such products, impose penalties, or, in serious cases, suspend licenses of the parties involved. General merchandise products generally have lower profit margins than books and other media products and we may need to price aggressively to gain market share or remain competitive in this new business, which may further reduce our profit margins. We also face challenges to address changes in customer demands and preferences and the associated inventory risks.
          We have a limited history of operating these new businesses, which makes predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. Our ability to achieve satisfactory financial results in these new businesses is unproven.
Uncertainties regarding the growth and sustained profitability of B2C e-commerce in China could adversely affect our net revenues and business prospects and the trading price of our ADSs.
          Substantially all of our net revenues are based on a B2C e-commerce business model. While B2C e-commerce has existed in China since the 1990s, only recently have certain companies, such as our company, become profitable and thus the long term viability and prospects of various B2C e-commerce business models, and e-commerce generally, in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:
•	the growth of personal computer, internet and broadband usage and penetration in China, and the rate of any such growth;

•	the trust and confidence level of consumers in online shopping in China, as well as changes in customer demographics and consumers’ tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer on websites;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China;

•	the development of fulfillment, payment and other ancillary services associated with online purchases; and

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending.
          A decline in the popularity of shopping on the internet in general, or any failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer requirements, will adversely affect our net revenues and business prospects.
Our growth and profitability depend on the level of consumer confidence and spending in China.
          Our results of operations are sensitive to changes in overall economic and political conditions that impact consumer spending. The retail industry, in particular, is very sensitive to broad economic changes, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including interest rates, volatility of the world’s stock markets, inflation and deflation, tax rates and other government policies, and unemployment rates can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.
The proper functioning of our website is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our website will materially and adversely affect our business, reputation, financial condition and results of operations.
          The satisfactory performance, reliability and availability of our website, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. Our net revenues depend on the number of visitors who shop on our website and the volume of orders we fulfill. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance would reduce the volume of products sold and the attractiveness of product offerings at our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control. In June 2010, due to a power outage at one of our data centers, our website did not function properly and we were unable to take customer orders for approximately three hours around midnight. There can be no assurance that such unexpected interruptions will not happen again, and future occurrences could damage our reputation and result in a material decrease in our revenues.
          We use internally developed systems for our website and substantially all aspects of transaction processing, including order management, cash, debit card and credit card processing, purchasing, inventory management and shipping. We periodically upgrade and expand our systems, and in the future, we intend to further upgrade and expand our systems and to integrate newly developed or purchased software with our existing systems to support increased transaction volume. Any inability to add additional software and hardware or to develop and upgrade our existing technology, transaction-processing systems or network infrastructure to accommodate increased traffic on our website or increased sales volume through our transaction-processing systems may cause unanticipated system disruptions, slower response time, degradation in levels of customer service and impaired quality and speed of order fulfillment, which would have a material adverse effect on our business, reputation, financial condition and results of operations.
If we fail to manage our relationships with our suppliers, our business and prospects may suffer.
          We source our products from domestic Chinese publishers, manufacturers and distributors. We have strong relationships with a network of suppliers across China. For books and other media products, we have fostered long-term relationships with numerous suppliers, including some strategically important suppliers who, in some cases, give us exclusive rights to sell online certain popular or hard-to-find books and other media products within certain prescribed periods. As compared to our book suppliers, our relationships with general merchandise suppliers are relatively recent and still developing, and maintaining strong relationships with these suppliers is also important to the growth of our business. Maintaining good relationships with suppliers that compete with each other can be difficult. For example, suppliers of similar products may compete for desirable virtual shelf space or priority exposure of their products on our website to our customer base. There can be no assurance that our current suppliers will continue to sell merchandise to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of merchandise in a timely and cost-efficient manner. If we are unable to develop and maintain good relationships with suppliers, it may inhibit our ability to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if our suppliers cease to provide us with favorable pricing or payment terms or return policies, our working capital requirements may increase and our operations may be materially and adversely affected. Any breakdown in our supplier relationships, or a failure to timely resolve disputes with or complaints from our suppliers, could materially and adversely affect our business, prospects and results of operations.

If we fail to successfully adopt new technologies or adapt our website and systems to customer requirements or emerging industry standards, our business, prospects and financial results may be materially and adversely affected.
          To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The internet and the online retail industry are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of website and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially adversely affected.
Any interruption in the operation of our data centers or logistics centers for an extended period may have an adverse impact on our business.
          Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the efficient and uninterrupted operation of our data centers and logistics centers. Our data centers and logistics centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human error and other events. In addition, we do not currently have additional back-up systems or a formal disaster recovery plan and do not carry business interruption insurance to compensate for losses that may occur. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.
Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.
          A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, all product orders and, in some cases, payments for products we offer, are made through our website. In addition, some online payments for our products are settled through third-party online payment services. In such transactions, maintaining complete security for the transmission of confidential information on our website, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, is essential to maintain consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, we hold certain private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our website. In addition, our third-party merchants and delivery service providers may violate their confidentiality obligations and disclose information about our customers. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. For example, in November 2010 we received more than 20 complaints from our customers in various parts of China regarding instances where they received phone calls from people trying to sell online gift cards to them by impersonating our company’s customer service representatives. A few customers were scammed and purchased fake gift cards that cannot be used on our website. In response to these complaints, we suggested that our customers report the incidents to the relevant local public security bureau. Although we do not believe that we are responsible for any wrongdoings, several Chinese newspapers and online media have reported these cases and accused us of negligence in safeguarding our customers’ personal information. Such negative publicity has adversely affected our public image and reputation. We cannot assure you that similar events out of our control will not occur in the future, which could cause serious harm to our brand and reputation.
          In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activity are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of e-commerce and other online services generally, which in turn may reduce the number of orders we receive.
We depend on numerous third-party delivery service providers to deliver our products, and their failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.
          We currently use a network of 104 third-party inter-city transportation companies and local third-party courier companies to deliver parcels to our customers. For customers in remote areas not covered by our delivery network, we use China’s postal services to deliver our products. Interacting with and coordinating the activities of so many delivery companies is complicated. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters or labor unrest. In addition, in response to competition or for promotional purposes, we may from time to time promise even shorter delivery time to our customers, which will put increased pressure on our delivery network. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and market reputation could suffer. In addition, as local courier companies tend to be small companies with limited capital resources, they may be more likely to go bankrupt, close down or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the courier companies collect for us, or hold them accountable for the losses they cause us. Although the courier companies are generally required to provide cash deposits or payment guarantees to us before we let them provide services for us, such security may not be sufficient to cover the risks to which we are exposed. In addition, if the courier companies cease to provide cash deposits to us or significantly reduce the amounts of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. We also expect gradual consolidation in the logistics industry, and we may experience disruption to our delivery network in areas covered by the companies undergoing acquisitions or integration, or we may experience difficulty in negotiating favorable terms with such companies. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.
Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to our business operations.
          We lease all of the premises used for our offices, warehouses and data centers. A majority of our lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. In particular, three of our warehouses are located on collectively-owned land or military land, respectively, and the lessors have not been able to provide the relevant title certificates and approvals in relation to the leases, including the approvals from the military authorities or collective members. Most of our leases of the properties have not been filed for registration with the relevant government authorities, as required under PRC law. In addition, two of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by the competent government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business operations and results of operations.
Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.
          All of our offices, warehouses and data centers are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.
We plan to expand our logistics center and distribution network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.
          We believe our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We intend to expand our logistics centers and distribution network to accommodate more customer orders, provide better coverage of our target markets, and support our expansion into general merchandise products. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our logistics centers and distribution network will put pressure on our managerial, financial, operational and other resources. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.
We may incur liability for counterfeit products, products sold at our website or content provided on our website that infringe on third-party intellectual property rights.
          We source our products from over 1,000 suppliers across China. In connection with our dangdang.com marketplace program, third-party merchants are separately responsible for sourcing the products they sell on our website. Although we have adopted measures to verify the authenticity of products sold on our website and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. In the event that counterfeit or infringing products are sold on our website, we could face claims that we should be held liable for selling counterfeit products or infringing on others’ intellectual property rights. We have in the past received many intellectual property infringement claims, none of which have had a material adverse effect on our business or financial condition. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Moreover, regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, results of operations or financial condition.
          Under our agreements with suppliers and third-party merchants, we require our suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from such suppliers or any products sold by third-party merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”
Our business depends substantially on the continued efforts of our executive officers and our business may be severely disrupted if we lose their services.
          Our future success depends substantially on the continued efforts of our executive officers named in this annual report. If one or more of our executive officers were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. We may also incur additional expenses to recruit and retain qualified replacements. If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and other personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”
If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.
          Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical and marketing personnel with expertise in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.
Implementation of new labor laws in China may adversely affect our business and results of operations.
          Pursuant to a new PRC labor contract law that became effective in 2008, employers in China are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. The new labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or reduce our workforce, the new labor contract law could adversely affect our ability to make such changes in a manner that is most favorable to our business or in a timely and cost effective manner. In early 2010, local labor authorities in several places where we have business operations, such as Beijing and Shanghai, significantly increased the minimum hourly wages for temporary workers. As we employ a large number of temporary employees through third-party contractors, the implementation of this new policy will significantly increase our operating expenses in 2010 and future periods if we continue to employ large number of temporary employees. In addition, under the new labor contract law, we are jointly liable with third-party contractors for their breach of the labor contract law and may be held liable for damages to the temporary employees as a result of any breach by any third-party contractors of the labor contracts between temporary employees and third-party contractors. All of these factors may adversely affect our business and results of operations.
Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
          As of March 31, 2011, the most recent practicable date, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are husband and wife, together own an aggregate of 34.5% of our outstanding shares, representing 44.5% of the total voting power of our outstanding common shares. As a result, Mr. Li and Ms. Yu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
          We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of March 31, 2011, we registered 67 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, and 33 trademarks and service marks in China. Our trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

          It is often difficult to create and enforce intellectual property rights in China. Even where adequate laws exist in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies.
We incur significant costs on a variety of marketing efforts designed to increase sales of our products and some marketing campaigns and methods may turn out to be ineffective.
          We rely on a variety of different marketing efforts tailored to our targeted customers to increase sales of our products. Our marketing activities, which often involve significant costs, may not be well received by customers and may not result in the levels of product sales that we anticipate. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.
We may suffer losses if we are unable to efficiently manage our inventory risks, particularly when expanding into the general merchandise business.
          We must anticipate the popularity of products and purchase them before selling them to our customers. Under some of our current supply agreements, we enjoy flexible policies for returning the unsold items to our suppliers. In order to secure more favorable business terms, we have entered into and plan to continue to enter into purchase arrangements with our suppliers with more restrictive return policies. For example, some of our contracts with suppliers contain restrictions on our ability to return products, such as caps on the amount of products that can be returned, and we may lose preferential pricing terms for such products if we exceed these caps, which could materially affect our profit margins. In addition, under this business model, we will also incur increased inventory risks if we are unable to return unsold products to our suppliers. Return policies in our general merchandise supply agreements may have more restrictive terms. If we are unable to correctly predict demand for the products that we are committed to purchase, we will be responsible for covering the cost of the products that we are unable to sell, and our financial condition and results of operations would be adversely affected.
Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.
          We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. We generally experience less user traffic and acquire fewer customers during national holidays in China, in particular during the first quarter of each year due to the slow-down of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters.
          Due to the foregoing factors, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may be materially and adversely affected.
Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.
          We may in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.
          In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.
We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.
          We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.
If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
          Prior to our initial public offering in December 2010, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2010, our independent registered public accounting firm identified one “material weakness” in our internal control over financial closing and reporting process, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to us not having a sufficient number of professionals in our financial accounting and reporting group with the requisite knowledge of U.S. GAAP and SEC reporting requirements. We have undertaken certain remedial steps to address the material weakness identified, including hiring additional professionals with experience in US GAAP and SEC reporting from reputable accounting firms, training our new and existing accounting staff and setting up new internal audit department. We are also setting up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations. However, we cannot assure you that these and other remedial measures will fully address the material weakness or other control deficiencies.
          As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

          During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
          As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to expand our general merchandise product offerings, we may be increasingly exposed to product liability claims related to product defects in the design or manufacture of such general merchandise. Any product liability claims or business disruption, natural disaster could result in our incurring substantial costs and diversion of resources, which would have an adverse effect on our business and results of operations.
Risks Relating to Our Corporate Structure and Restrictions on Our Industry
Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.
          Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting an internet content distribution business.

          We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Kewen, our affiliated PRC entity, and our affiliated PRC entity’s shareholders. Our affiliated PRC entity holds the licenses that are essential to the operation of our business. For a detailed description of these licenses and permits, see “PRC Regulation.” Our affiliated PRC entity is a PRC limited liability company 50% owned by Mr. Guoqing Li and 50% owned by Ms. Peggy Yu Yu, husband and wife, both of whom are major shareholders, co-founders and directors of our company, and PRC citizens. As a result of these contractual arrangements, we exert control over our affiliated PRC entity and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C — Key Information — Organizational Structure.”
          We believe our current ownership structure, the ownership structure of our subsidiary and our affiliated PRC entity, the contractual arrangements between our subsidiary, our affiliated PRC entity and its shareholders, and our business operations, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to ours.
          Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiary or our affiliated PRC entity are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or affiliated PRC entities, revoking the business licenses or operating licenses of our PRC subsidiaries or affiliated PRC entities, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.
We rely on contractual arrangements with our affiliated PRC entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If our affiliated PRC entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.
          Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our affiliated PRC entity, Dangdang Kewen, in which we have no ownership interest, to engage in the online retailing business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain economic benefits from it. Although we believe that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Dangdang Kewen and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retailing business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our affiliated PRC entity with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Dangdang Kewen or its shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. In addition, since each of the two shareholders of our affiliated PRC entity holds a 50% interest in such entity, any conflict between them as to the operations of the affiliated PRC entity would result in a deadlock that may be detrimental to our business. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”
The shareholders of our affiliated PRC entity have potential conflicts of interest with us, which may adversely affect our business.
          Mr. Guoqing Li and Ms. Peggy Yu Yu are husband and wife, and co-founders and directors of our company. They are also the shareholders of our affiliated PRC entity, each holding 50% in such entity. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our affiliated PRC entity may arise. We cannot assure you that they will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. In addition, Mr. Li and Ms. Yu could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

We may lose the ability to use and enjoy assets held by our affiliated PRC entity that are important to the operation of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
          As part of our contractual arrangements with our affiliated PRC entity, such entity holds certain assets that are important to the operation of our business. If our affiliated PRC entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our affiliated PRC entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Our contractual arrangements with our affiliated PRC entity may result in adverse tax consequences to us.
          As a result of our corporate structure and the contractual arrangements between us and our affiliated PRC entity, we are effectively subject to the 5% PRC business tax on net revenues derived from our contractual arrangements with our affiliated PRC entity. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated PRC entity were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our affiliated PRC entity adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entity’s tax expenses without reducing our tax expenses, which could subject our affiliated PRC entity to late payment fees and other penalties for underpayment of taxes. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our affiliated PRC entity may result in adverse tax consequences to us. As our affiliated PRC entity suffered accumulated loss since its inception, it has not paid any PRC income tax so far. If it generates net income from transactions with our PRC subsidiaries pursuant to the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on its net income, our consolidated net income may be adversely affected.
If our affiliated PRC entity fails to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.
          The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “PRC Regulation.” Our affiliated PRC entity is required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entity may be required to obtain additional licenses. If it fails to obtain or maintain any of the required, assets, licenses or approvals, its continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated PRC entity will materially and adversely affect our business, financial condition and results of operations.
Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.
          China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.
Risks Relating to Doing Business in China
Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.
          The Chinese legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

          From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. For example, in December 2009, the State Administration of Taxation issued a circular, commonly referred to as Circular 698, to strengthen the PRC tax authorities’ scrutiny over any indirect transfer of equity interests in a PRC tax resident enterprise by a non-resident enterprise, which became effective retroactively on January 1, 2008. Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose and impose a PRC withholding tax at the rate of up to 10% to gains derived from such indirect transfer. There is little guidance and practical experience regarding the application of this relatively new tax circular. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
          Substantially all of our assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.
          The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
          While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and adversely affect our results of operations and financial condition.
Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
          Under the PRC Enterprise Income Tax Law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities.
          Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. However, it remains unclear how the PRC authorities will treat overseas enterprises controlled by PRC individuals, as in our case.
          If the PRC tax authorities determine that our Cayman holding company is a PRC resident enterprise for PRC enterprise income tax purposes, then our worldwide income could be subject to PRC tax at a rate of 25%. Although we have had net operating losses to date, if we expand our business overseas and generate significant revenues and profits outside China in the future, the imposition of 25% PRC tax on our worldwide income could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

          Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.
          Finally, foreign ADS holders that are enterprises may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or Class A common shares, if such income is sourced from within the PRC. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our foreign ADS holders that are enterprises will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.
PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
          PRC laws and regulations, such as the M&A Rules promulgated by six PRC regulatory agencies in 2006, the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007 and the Circular on the Establishment of a National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the PRC State Council in 2011, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.
          The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. We can not assure you that our shareholders who are PRC citizens or residents will make, obtain or update any applicable registration. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability and penalties under PRC law for evasion of applicable foreign exchange restrictions.
          Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent since its adoption in 2005. For example, shortly after its promulgation in 2005, many PRC resident shareholders of companies that appeared to fall within the scope of the regulations inquired with SAFE about the registration procedures, and based on the different circumstances in each case, different companies often received differing guidance on how and whether to register under the regulations. In 2006, our PRC resident shareholders voluntarily inquired about and attempted to comply with the relevant SAFE regulations. However, the local SAFE branch was not certain about whether the registration requirements applied to our shareholders, inhibiting their ability to make their registration applications. During the process of preparing our initial public offering in 2010, we and our PRC resident shareholders, Ms. Peggy Yu Yu and Mr. Guoqing Li, consulted with relevant SAFE officials about how to comply with the SAFE registration requirements and have submitted the registration application to the competent local SAFE. Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of the proceeds from our initial public offering into our PRC subsidiaries, or limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

          In March 2007, SAFE issued further regulations requiring Chinese citizens who are granted share options by an overseas publicly-listed company to register with SAFE through a Chinese agent (including without limitation a Chinese subsidiary of the overseas publicly-listed company) and complete certain other procedures. We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted share holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.
Our PRC subsidiaries and affiliated PRC entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.
          We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since our PRC subsidiaries and affiliated entities were in an accumulated loss position in the three years ended December 31, 2008, 2009 and 2010, no such reserve fund was established for these three years. Further, if our PRC subsidiaries and affiliated PRC entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.
          The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

          As we may rely on dividends and other fees paid to us by our subsidiary and affiliated PRC entity, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Risks Relating to Our ADSs
The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
          The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
          In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•	announcements of new services and product category expansions by us or our competitors;

•	fluctuations in market prices of our products;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.
          Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
          The trading market for our ADSs is influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
          Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We currently have 19,550,000 ADSs (equivalent to 97,750,000 Class A common shares) outstanding. In connection with our initial public offering, we and our officers, directors and existing shareholders, and certain of our option holders have agreed, subject to certain exceptions, not to sell any common shares or ADSs for 180 days after the date of our IPO prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs.
          Depending upon the value of our assets based on the market value of our ADSs and Class A common shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and the current and projected value of our ADSs and

Class A common shares, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or Class A common shares may cause us to become a PFIC for the current taxable year or any subsequent taxable years.
          We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Dangdang Kewen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of Dangdang Kewen but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Dangdang Kewen for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC would substantially increase. In connection with filing an annual report with the U.S. Securities and Exchange Commission, we expect to disclose to our shareholders whether or not we expect to be a PFIC for the relevant year.
          If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or Class A common shares and on the receipt of distributions on our ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or Class A common shares if we are or become classified as a PFIC. For more information see “Item 10.E—Additional Information—Taxation Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Our dual-class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.
          Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time Ms. Peggy Yu Yu and Mr. Guoqing Li and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share shall be automatically and immediately converted into one share of Class A common share, and we shall not issue any Class B common shares thereafter.
          Due to the disparate voting powers attached to these two classes, as of March 31, 2011, our pre-initial public offering shareholders collectively own approximately 96.5% of the voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, Ms. Peggy Yu Yu and Mr. Guoqing Li, own approximately 34.5% of our outstanding common shares, representing 44.5% of our total voting power. This concentrated limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A common shares and ADSs.
          Our articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A common shares and ADSs may be materially and adversely affected.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
          We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
          The Cayman Islands courts are also unlikely:
•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
          U.S. shareholders may be able to originate actions against us in the Cayman Islands under Cayman Islands laws. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for shareholders to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.
          There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

          As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
          We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A common shares.
          As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.
          Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A common shares underlying your ADSs at shareholders’ meetings unless:
•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.
          The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A common shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A common shares are not subject to this discretionary proxy.
You may not receive dividends or other distributions on our Class A common shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
          The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A common shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.
You may experience dilution of your holdings due to inability to participate in rights offering or as a result of additional securities issued under our share-based compensation plans.
          We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result. In addition, we adopted a share-based compensation plan in 2004, or the 2004 plan, and have granted options to purchase substantially all of the common shares reserved under the 2004 plan. We adopted a new share incentive plan in 2010, or the 2010 plan. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan. The additional securities we may issue under the 2010 plan or other share-based compensation plans we may adopt in future will dilute the ownership interests of our shareholders, including holders of our ADSs.
You may be subject to limitations on transfer of your ADSs.
          Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We incur increased costs as a result of being a public company.
          We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we needed to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
          In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Item 4. Information on the Company
A. History and Major Development of the Company
          Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, established our holding company in the Cayman Islands in preparation for overseas fund raising in January 2000. We changed the name of our Cayman holding company to E-Commerce China Dangdang Inc. in June 2010. We refer to this entity in this annual report as Dangdang Holding. In April 2000, Dangdang Holding obtained control of Beijing Dangdang Information Technology Co., Ltd., or Dangdang Information, a PRC company.
          Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are necessary for our business operation in China, such as licenses for operating our website and for sales of audio and video products in China. We approved a corporate structure plan and instructed Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiaries, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our website and for sales of audio and video products that Dangdang Information is restricted from undertaking under PRC law. See the several risks discussed under “Item 3.D Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3.D Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”
          To further develop our business, Dangdang Information established a subsidiary, Wuxi Dangdang Information Technology, Co., Ltd., or Wuxi Dangdang Information, in Wuxi, China in August 2010. Wuxi Dangdang Information supports Dangdang Information in conducting our B2C e-commerce business in China. Dangdang Kewen established a wholly owned subsidiary, Wuxi Dangdang Kewen E-commerce Co., Ltd., or Wuxi Dangdang Kewen, in Wuxi in September 2010. Wuxi Dangdang Kewen supports Dangdang Kewen to in conducting our B2C e-commerce business in China. In February 2011, Dangdang Holding established a wholly owned subsidiary, Dynamic Tech Holdings Limited, or Dynamic Tech, in the British Virgin Islands, which in turn established E-publishing Service Company Limited, or E-publishing Service, in the British Virgin Islands in March 2011. Dynamic Tech is the controlling shareholder of E-publishing Service. E-publishing Service plans to set up a wholly owned subsidiary in the PRC to engage in providing content digitalization and database solution for China’s publishing industry.
          We and certain selling shareholders completed an initial public offering of 19,550,000 ADSs in December 2010. On December 8, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “DANG.”
          Our principal executive offices are located at 4/F, Tower C, The 5th Square, No. 7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China. Our telephone number at this address is (86 10) 8419-1932. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.
B. Business Overview

          We are a leading business-to-consumer, or B2C, e-commerce company in China. Our brand dangdang.com is the number-one ranked brand among China’s B2C e-commerce companies for awareness, trusted online shopping experience and price-competitiveness, according to a consumer survey conducted by iResearch in May 2010 at our request.
          Since our inception, we have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of December 31, 2010, we offered approximately 590,000 book titles on our website, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China. We also offer other media products and selected general merchandise categories on our website, including beauty and personal care products, home and lifestyle products, and baby, children and maternity products. In July 2009, we launched the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products.
          We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had 8.6 million active customers in 2010. Our average daily unique visitors increased from approximately 910,000 in 2009 to 1,300,000 in 2010. In the three months ended December 31, 2007, 2008, 2009 and 2010, approximately 66%, 71%, 77% and 79%, respectively, of our product revenues, were generated from repeat customers. During 2010, we acquired approximately 4.7 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the dangdang.com customer experience.
          As a pioneer in China’s e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, exclusive relationships with over 1,000 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers. Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in over 750 cities and towns in China, a popular payment option for Chinese consumers. We also offer our customers other payment options including online payment, wire transfer and postal remittance.
          We have grown significantly since we commenced our operations. Our total net revenues increased from RMB446.9 million in 2007 to RMB2,281.7 million (US$345.7 million) in 2010, representing a compound annual growth rate, or CAGR, of 72.2%. We incurred a net loss of RMB70.5 million in 2007. We achieved a net profit of RMB16.9 million (US$2.5 million) in 2009 and a net profit of RMB30.8 million (US$4.7 million) in 2010. We intend to continue to leverage our brand recognition, large and loyal customer base, proven supply chain management expertise and fulfillment and delivery capabilities to further capture opportunities in China’s B2C e-commerce market. However, the successful execution of our strategies and business plans involves challenges, risks and uncertainties as described in “Section 3.D—Key Information—Risk Factors”.
Our Website
          On our dangdang.com website, we sell books and other media products and general merchandise that we source from publishers, manufacturers and distributors in China. In July 2009, we introduced the dangdang.com marketplace program, under which third-party merchants can sell general merchandise products alongside our products and customers can purchase these products through the same checkout process.
          Our website features a user-friendly and intuitive interface designed for consumers in China that allows them to conveniently search for, find and purchase the products they are looking for. In addition, we launched a mobile version of our website in 2009 to better serve our customers. We have designed our website to create a reliable, secure, enjoyable and convenient online shopping experience for our customers in order to promote brand loyalty and repeat purchases.
•	Browsing. Our website provides users with useful information on the products for sale, such as a description of the product and, in many cases, images of the product. Our website also offers the following popular features: dangdang.com Best Sellers, Special Sale, Also Buy, Also View Browsing History and Online Reading. The dangdang.com Best Sellers feature allows users to view the most purchased items in the past. A user can sort the best selling items by product category and by period of time. The Special Sale feature allows users to view promotional items with deep per-item or volume discounts or free gifts on offer all on one webpage. The Also Buy and Also View features allow users who are interested in one particular product to obtain personalized recommendations based on the viewing or purchasing records of other customers who have also viewed or bought the same product. The Browsing History feature allows users to revisit the items they have browsed. The Online Reading feature at Dangdang bookstore allows users to view the first several chapters of new arrival books.

•	Searching and Sorting. Our customers are able to search for more than 590,000 book titles and approximately 30,000 other media products and approximately 56,000 general merchandise items on our website. For books, we provide a selection of search tools based on title, author, publisher, ISBN, price range and discount, publication date and on-shelf date. For other media products and general merchandise, we provide search tools based on different criteria such as product category, price, brand, size and color. Users can also sort products by popularity, price, arrival date and rating of third-party merchants.

•	Product Reviews and Online Community. We encourage our customers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other customers who are interested in these products. In addition, we created the dangdang.com online community in 2007, in which users can read and post reviews on books, music, TV shows and movies and initiate or participate in discussions in different forums. The online community provides users of our website with an interactive experience that is intended to encourage them to return to our website frequently, which we believe in turn promotes user loyalty and increases repeat purchases.

•	Personalized Services. We offer a personalized e-commerce experience by enabling our users to build online shopper profiles reflecting their tastes and interests and by delivering targeted product recommendations based on users’ browsing and purchase histories and their wish lists. Each of our customers has a unique user name and password, which allows him or her to track order status and check bonus points accumulated from previous purchases. To facilitate our customers’ checkout process, we generate their preferred delivery address, shipping method and payment option at checkout based on information they have previously provided. Even before customers log into their account, our system can recognize them by their browsing histories stored in the cookie and make personalized recommendations based on their browsing histories. We also analyze each customer’s purchase patterns and send personalized e-mail notices periodically, updating them on new product launches and promotional and marketing events.

•	Checking Out. To purchase products at dangdang.com , our customers simply click to add an item to their virtual shopping cart. Customers can add or remove items in their shopping cart before making a final purchase decision. First-time purchasers need to set up a Dangdang account and fill out contact information, shipping and payment details. Existing customers can access their preferred checkout options by logging into their accounts. Our information system automatically confirms each order by e-mail within seconds after the order is placed and updates customers by e-mail or mobile phone text message, or SMS, shortly after orders are shipped.
Our Product Offerings
Books and Other Media Products
          Since our inception, we have focused on selling books online. As of December 31, 2010, we offered more than 590,000 book titles, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China. We also offer approximately 20,000 imported foreign language titles and approximately 30,000 Chinese and foreign language music CDs, VCDs and DVDs.
General Merchandise
          In recent years, we have gradually expanded the product offerings at our dangdang.com website from books and other media products to include six major categories of general merchandise: beauty and personal care products; home and lifestyle products; baby, children and maternity products; electronics; apparel and accessories; and footwear, handbags and luggage.
          Among the six major categories of general merchandise available at our dangdang.com website, we focus on expanding our own offerings in selected categories and we invite third-party merchants to sell all product categories to our customers through our dangdang.com marketplace program. We currently have approximately 430,000 stock keeping units, or SKUs, of general merchandise products for sale at our website, including approximately 56,000 SKUs of products we sell directly to customers and approximately 380,000 SKUs of products offered by third-party merchants.
          We collect and analyze data on our existing and potential customers’ purchase patterns and preferences to identify their needs and demands. The analysis of this data guides our selection of new product categories. In this way, we can improve our customers’ shopping experience and satisfaction, generate online traffic and convert traffic into orders, and quickly increase sales for newly introduced products.
Product Sourcing and Pricing
Product Procurement
          We source our products from domestic publishers, manufacturers and distributors. Our nationwide e-commerce distribution platform and comprehensive database of customer preferences and shopping habits enable us to provide significant value to our suppliers, helping them reach our sizeable customer base and target their product offerings more effectively. As a result, we have strong relationships with a network of over 1,000 suppliers across China. For our books and other media products, we have long-term relationships with a number of strategic suppliers, who, in some cases, have given us exclusive rights to sell certain popular or hard-to-find books and other media products on more favorable terms within certain prescribed periods. To obtain these favorable terms, we usually commit to meet certain minimum sales target requirements. Due to our large purchase volume, quick product turnover and timely payment, we are able to negotiate favorable supply terms, such as lower procurement prices and shorter lead times, from our suppliers. We typically negotiate and enter into supply agreements on an annual basis. None of our suppliers accounted for more than 5% of the total value of our products in any of the past three years ended December 31, 2010.
          We have implemented a strict and methodical selection process for our suppliers. For books and other media products, we review the background of a distributor or a publisher including its qualifications, business operation licenses, reputation and product offerings. For general merchandise, we first review a manufacturer’s or distributor’s qualifications, business operation licenses and trademark registration certificates or license agreements in relation to any branded products, then conduct due diligence and background checks on the potential supplier’s client base, sales and other financial performance. If a supplier satisfies our criteria, we will initiate discussions on the supply agreement and compare the terms with those offered by our other comparable suppliers. We generally enter into supply agreements with suppliers who can provide us with the most competitive prices, payment credit and product return terms.
          For the dangdang.com marketplace program, our product management team is responsible for generating new ideas for developing and expanding product categories, or sub-categories under a product category. Once a new category or sub-category idea is formed, the product management team will work with our marketing team to launch marketing campaigns on our website and hold third-party merchants recruitment meetings to attract third-party merchants. We apply the same selection criteria and review process to third-party merchants as we do to our own general merchandise suppliers. Our third-party merchants include distributors of well-known international consumer product brands.
          In addition to the supplier selection process, we have adopted quality assurance and control procedures for our products and third-party products delivered through our fulfillment and delivery network. We inspect multiple product samples delivered to our logistics centers before accepting delivery and we inspect all products to be delivered from our logistics centers to our customers before making shipments. We reject or return products that are not in good condition or that we believe are defective. We believe that our strict supplier selection process and quality control procedures enable us to ensure product quality of products sold on our website and enhance our brand image and help build customer loyalty.
Pricing
          We typically price our books or other media products at a meaningful discount to the cover price and other products at competitive discounts to comparable products sold in physical retail stores. Our competitive pricing is supported by the cost savings from our network of high-quality and reputable suppliers across China and the absence of physical retail space and related overhead. For third-party products sold on our website, we provide third-party merchants with guidance on the maximum price for each product to ensure that their prices are competitive with those offered by our competitors. We also track prices of selected key items that other online retailers also sell. If we find any major online retailer selling these items at lower prices, we will adjust our prices accordingly to ensure that we offer the best available prices for these key items to our customers.
Payment and Fulfillment
Payment and Delivery
          We provide our customers the flexibility to choose from a number of payment and delivery options.

          Our payment options include cash on delivery, online payment, wire transfer and postal remittance. Most of our customers prefer cash on delivery. Under this option, our third-party courier companies deliver products to customers’ designated addresses and collect payment on site. We have built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 750 cities and towns across China. This payment method not only provides our customers with a secure and convenient payment option, but has also enabled us to reduce our operating expenses as we can combine payment and delivery services by using the same third-party courier companies without incurring additional fees. Our website also supports online payment with credit cards and debit cards issued by major banks in China as well as payment through third-party online payment agents.
          Our delivery options include courier delivery, express courier delivery, and ordinary mail delivery and express mail service, or EMS. Ordinary mail delivery and EMS are operated by China Post nationwide and provide the broadest coverage, including remote localities in China and places outside China. We usually charge our customers a per-parcel delivery fee based on the delivery method they choose and the size of each parcel and provide free shipping for each order exceeding a pre-determined amount.
          Customers who choose cash on delivery can inspect products before payment and reject some or all of the products shipped. Third-party courier personnel collect payment only for the accepted products and return the remaining products to our logistics centers. We believe that our extensive cash on-delivery service, together with our on-site return policy, increase the attractiveness of shopping on our website.
     Fulfillment
          Our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have two central logistics centers located in Beijing and ten regional logistics centers strategically located in five major cities outside Beijing. Our logistics centers have warehouse space totaling approximately 180,000 square meters in size and are capable of handling over 165,000 orders per day.
          In most cases, orders are automatically allocated to a nearby logistics center for fulfillment and parcels are delivered directly to the customers from that center. In the event that a specific item in the order is not available in the nearby logistics center, the unfulfilled part of the order will be automatically routed through our computer system to the central logistics center and delivered separately from the central logistics center to the relevant regional logistics centers, and finally to the customers. We process approximately 90% of orders through our distribution network within 24 hours after the orders are placed online.
          We monitor each step of the fulfillment process from the time a product is inspected and stocked up to when the product is delivered to a customer to maintain a high level of shipping accuracy.

          We had a nationwide delivery network that currently consist of 104 third-party inter-city transportation companies and third-party courier companies, and China Post for ordinary mail delivery and EMS. We leverage our large scale of operations and reputation to obtain favorable contractual terms from third-party transportation and courier companies. In order to reduce the risk of reliance on any single service provider, we typically contract with two or more courier companies in each major city. We regularly monitor and review the third-party transportation and courier companies’ performance and their compliance with our contractual terms. In addition, we typically require third-party transportation and courier companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.
          Third-party merchants participating our dangdang.com marketplace program can use our fulfillment service and cash-on-delivery coverage to deliver their products to customers for a fee or arrange delivery separately. If a third-party merchant chooses to arrange delivery separately, we will closely monitor the speed and service quality through customer surveys and feedback from our customers to ensure customer satisfaction. Currently, approximately 41% of the third-party merchants use our delivery and cash-on-delivery fulfillment services.
Customer Service
          We believe that our ability to establish and maintain a large and loyal customer base and encourage repeat visits and purchases depends, in part, on the strength of our customer service operations. We value communication and feedback from our customers in order to continually improve our customers’ shopping experience.
          At dangdang.com, we provide our customers with an array of online self-service features. For example, a customer can use the “my-account” website features to track the order and shipment status, review estimated delivery dates, cancel unshipped items, change delivery information and payment options, combine orders and return items.
          In addition, our customers can contact customer service representatives through real-time online chat or through our customer service e-mail address around the clock, or through our customer service hotline 24 hours a day, seven days a week. Our customer service center, located in Beijing, had 277 employees as of December 31, 2010. They are trained to address customer inquiries, handle customers’ requests to exchange or return products and resolve customer complaints. We maintain service quality by placing emphasis on careful selection of personnel and regularly monitoring the performance of our representatives. Each new representative is required to complete a two-month mandatory training program, including in-class instruction and exams and on-the-job coaching, and representatives also attend regular training sessions conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills.

          We have a flexible product exchange and return policy. Our customers can exchange or return books and other media products purchased on our website within 15 days of receipt of the products or return products within seven days of receipt. For most books and other media products, a customer does not need to give any reason for exchange or return. For electronics, a customer may typically exchange or return a product with quality problems after providing us with a quality verification report issued by a third-party quality verification agent. Once a customer submits an exchange or return application request online, and a quality verification report if needed, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. For customers in major cities in China, we will arrange courier pick-up for the returned products from the customer within three to seven working days after our customer service representatives process the request. Depending on the customer’s payment method, we will either return the purchase amount in cash at the time of courier pick-up or credit the customer’s credit card, debit card or Dangdang account.
Marketing and Promotion
          We seek to strengthen the dangdang.com brand name and build strong customer loyalty through our marketing and promotional efforts.
          We believe that the most efficient form of marketing is to improve the customer experience, which drives word-of-mouth and repeat customer visits. We intend to build customer loyalty by delivering personalized services through innovative technologies as well as creative and flexible merchandising. We have accumulated extensive data on our customers over the past decade, and we analyze this data to predict their potential needs and purchasing trends, and direct different marketing campaigns to them. We believe that our sophisticated data analysis facilitates our targeted marketing efforts and increases repeat purchases and purchase value per customer.
          In addition, we employ a variety of programs and marketing activities to promote our brand and our products:
•	Affiliate marketing program. We expand our market presence through our affiliate marketing program, which enables affiliated websites to earn commissions by directing their users to purchase our products through embedded hyperlinks to our website.

•	Paid search. We utilize various popular search engines and internet portals in China. We pay for keywords or phrases relevant to our business and products so that users who search for these keywords or phrases will be directed to our website or to our advertisements.

•	Loyalty program. We provide a variety of incentives to our existing customers. Our customers can obtain bonus points for each purchase and receive information on our latest products and marketing events and may be eligible to receive free trial coupons for new products. When our customers’ accumulated purchases within 12 months reach pre-

set thresholds, they will be upgraded to gold or diamond member status and will be entitled to additional incentives such as special discounts on subsequent purchases. We also periodically send personalized e-mails and SMS messages to our customers to draw their attention to our latest products and marketing events.

•	Social media and other tools. We conduct marketing campaigns and offer special promotional discounts on products from time to time. In addition, we utilize the online community on our website and that of popular social networking sites for customers to share their online shopping experience. We also employ other marketing channels to reach existing and potential customers.
Competition
          The online retail environment in China is intensely competitive. Our current or potential competitors include: (1) other B2C e-commerce companies, such as Amazon.cn/Joyo and Taobao Mall; (2) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; and (3) a number of indirect competitors, including internet portals and internet search engines that are involved in online commerce, either directly or in collaboration with other retailers. We may also in the future experience competition from the increasingly popular electronic books and digital content, which have already impacted the book market in the U.S. and other countries.
          We believe that the principal competitive factors in our market segments include brand recognition, selection, price, convenience, customer service, speed of fulfillment capacities and ease of use. For services we offer to business and individual sellers under the dangdang.com marketplace program, additional competitive factors include the quality of our services and tools as well as the speed of performance for our services. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business—We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and customers.”
Intellectual Property
          We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade-secret protection and confidentiality and/or license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of March 31, 2011, we registered 67 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn , and 33 trademarks and service marks in China.

Insurance
          We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our equipment, facilities, inventories and other properties. In addition, we provide group accident insurance and supplementary medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.
Legal Proceedings
          We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.
PRC Regulation
          Online commerce in China is subject to a number of laws and regulations. This section summarizes all material PRC regulations relevant to our business and operations in China and the key provisions of such regulations.
Corporate Laws and Industry Catalogue Relating to Foreign Investment
          The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiaries and affiliated PRC entities unless the PRC laws on foreign investment have stipulated otherwise.
          The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, Dangdang Information, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001.
          Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

          Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. For example, sales and distribution of audio and video products are among the restricted categories and only contractual joint ventures in which Chinese partners holding majority interests can engage in the distribution of audio and video products in China. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.
Regulations Relating to Foreign-invested Enterprises Engaging in Retail Businesses
          As an online retailer, we are subject to regulations relating to foreign-invested enterprises engaging in the retail business. In April 2004, the Ministry of Commerce issued the Administrative Measures on Foreign Investment in Commercial Fields, or the Measures. Pursuant to the Measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Measures.
Regulations Relating to Telecommunications Services
          In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The telecommunications industry in China is governed by a licensing system based on the classifications of telecommunications services set forth under the Telecommunications Regulations.
          The Ministry of Industry and Information Technology together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in China. The Telecommunications Regulations divide telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and the granting of licenses by the Ministry of Industry and Information Technology or the provincial-level communications administrative bureaus. According to the Catalogue of Classification of Telecommunications Businesses effective in April 2003, provision of information services through the internet, such as the operation of our dangdang.com website, is classified as value-added telecommunications services.
Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry
          According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.
          The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an internet content provider, or ICP, license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the Ministry of Information Industry or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. To comply with the Circular, Dangdang Information has transferred certain domain names to Dangdang Kewen.
Regulations Relating to Internet Information Services and Content of Internet Information
          In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our dangdang.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Information Industry may levy fines, confiscate its income or even block its website. Due to the PRC law restriction that foreign investors cannot hold more than a 50% equity interest in a value-added telecommunications services provider, we hold our ICP license through our affiliated PRC entity, Dangdang Kewen. Dangdang Kewen currently holds an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Information Industry and an approval from Beijing Communications Administration to operate an online bulletin board. Our ICP license will expire in October 2014 and we will renew such license prior to its expiration date.

          The Internet Measures further specify that the internet information services regarding, among others, news, publication, education, medical and health care, pharmacy and medical appliances are required to be examined, approved and regulated by the relevant authorities. Internet content providers are prohibited from providing services beyond that included in the scope of their business license or other required licenses or permits. Furthermore, the Internet Measures clearly specify a list of prohibited content. Internet content providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record and report to the relevant authorities.
          In May 2010, the State Administration for Industry and Commerce issued the Interim Measures for the Trading of Commodities and Services through the Internet effective in July 2010, which requires internet service providers that operate internet trading platforms to register and verify online shop owners’ identities along with their business credentials, establish mechanisms to ensure safe online transactions, protect online shoppers’ rights, and prevent the sale of counterfeit goods. We are subject to this rule as a result of our operation of the dangdang.com marketplace program.
Regulations Relating to Privacy Protection
          As an internet content provider, we are subject to regulations relating to protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet content providers that violate the prohibition may face criminal charges or administrative sanctions by PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Furthermore, under the Administration of Internet Bulletin Board Services issued by the Ministry of Information Industry in November 2000, internet content providers that provide electronic bulletin board services must keep users’ personal information confidential and are prohibited from disclosing such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes relevant telecommunication authorities to order internet content providers to rectify any unauthorized disclosure. Internet content providers could be subject to legal liabilities if unauthorized disclosure causes damages or losses to internet users. However, the PRC government retains the power and authority to order internet content providers to provide the personal information of internet users if the users post any prohibited content or engage in illegal activities through the internet. We believe that we are currently in compliance with these regulations in all material aspects.
Regulations Relating to Internet Publishing
          We are subject to regulations relating to internet publishing. In June 2002, General Administration of Press and Publication and Ministry of Information Industry jointly issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in internet publishing, such as our company, obtain approval from General Administration of Press and Publication before conducting any internet publishing business. “Internet publishing” is broadly defined in the Internet Publishing Regulations as any act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the internet or transmit to users via the internet for browsing, reading, using or downloading by the public. These works include content from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, natural science, social science, engineering technology and others. The Internet Publishing Regulations include a requirement for internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. If any entity engaging in internet publishing fails to obtain an internet publishing certificate from the General Administration of Press and Publication, the relevant press and publication authorities may terminate its business, levy fines or confiscate its income, or its facilities or other materials used for internet publishing. Dangdang Kewen is in the process of applying for an internet publishing certificate from General Administration of Press and Publication.
Regulations Relating to Wholesale and Retail of Books and Audio-Video Products
          We are also subject to regulations relating to the wholesaling and retailing of books and audio-video products. Under the Administrative Measures for the Publication Market which were promulgated by the General Administration of Press and Publication and became effective in September 2003, as amended in June 2004 and March 2011, respectively, any entity or individual engaging in wholesale or retail of books and audio-video products must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Dangdang Information, Dangdang Kewen and Wuxi Dangdang Information have obtained a Publication Operation Permit for books, and Dangdang Kewen has obtained an Audio-Video Produced Business Permit.
          Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications recently issued by the General Administration of Press and Publication on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with a note “online distribution”. As of the date of this annual report, the Publication Operation Permit possessed by Dangdang Information and the Audio-Video Product Business Permit possessed by Dangdang Kewen contain the “online retail” content.
Regulations Relating to Taxation
          Up through December 31, 2007, our PRC subsidiaries and affiliated entities were subject to PRC enterprise income tax at the statutory rate of 33% on their PRC taxable income.

          In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, unless tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.
          Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities.
          Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.
          Please see “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”
Regulations Relating to Foreign Exchange
          Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council and effective in 1996, as amended in January 1997 and August 2008, respectively, current account transactions, such as sale or purchase of goods, are not subject to PRC governmental control or restrictions. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.
          In August 2008, SAFE issued a circular on the conversion of foreign currency into Renminbi by a foreign-invested company that regulates how the converted Renminbi may be used. The circular requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi registered capital of foreign-invested enterprises converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. Violations may result in severe penalties, such as heavy fines.
Regulations Relating to Labor
          Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.
          In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall bear joint and several liability for any violation of the Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, An employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. Employees who do not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.
          Pursuant to the Regulations on Occupational Injury Insurance effective in 2004 and the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.
Regulations on Dividend Distribution
          Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds at their discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.
SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens
          Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued in October 2005 by SAFE and its supplemental notices, PRC citizens or residents are required to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If the shareholders of the offshore holding company who are PRC citizens or residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Please see “Item 3.D Key Information—Risk Factors — Risks Relating to Doing Business in China — The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”
SAFE Regulations on Employee Share Options
          On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. Pursuant to the Share Option Rule, Chinese citizens who are granted share options by an overseas publicly listed company are required to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. We and our PRC employees who have been granted share options will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders to complete their SAFE registrations may subject these PRC employees to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.
C. Organizational Structure
     The following diagram sets out details of our significant subsidiaries and affiliated entities:

          Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Kewen, our affiliated PRC entity, and our affiliated PRC entity’s shareholders. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” for a summary of these contractual arrangements.
Our Shareholding Structure
          In September 2010, our shareholders approved a dual-class common share structure, pursuant to which all common shares held by our existing shareholders as of September 10, 2010, including our founders, were re-designated as Class B common shares, and our outstanding preferred shares were converted into Class B common shares. All common shares issued thereafter, including common shares issued upon exercise of vested options or other incentive shares and common shares issued in our initial public offering, are designated as Class A common shares. We intend to maintain the dual-class common share structure. The two classes of common shares have different voting rights; each Class A common share issued and outstanding will be entitled to one vote per share and each Class B common share issued and outstanding will be entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares.
          The following diagram illustrates our shareholding structure as of December 31, 2010:
D. Property, Plants and Equipment
          Our headquarters are located in Beijing and we maintain leased warehouse facilities in Beijing, Shanghai, Guangzhou, Chengdu, Wuhan and Zhengzhou. The following table sets forth a summary of the leased properties as of December 31, 2010:

Location	Space	Usage of Property
	(in thousands of square meters)
Beijing	67.4	Office space, Data centers and Warehouses
Shanghai	34.5	Warehouses
Guangzhou	29.9	Warehouses
Chengdu	20.7	Warehouses
Wuhan	15.5	Warehouses
Zhengzhou	20.9	Warehouses
          We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.
Item 4A. Unresolved Staff Comments
          None.

Item 5. Operating and Financial Review and Prospects
          The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
Overview
          We generate product revenues from selling books and other media products and general merchandise products to customers. Product revenues constituted most of our net revenues in the three years ended December 31, 2010. Since our inception, we have focused on selling books online. As of December 30, 2010, we offered approximately 590,000 book titles on our website, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China. We currently generate most of our product revenues from selling books and other media products. In 2005, we began to sell general merchandise products and have gradually expanded our general merchandise product offerings to beauty and personal care products, home and lifestyle products, and baby, children and maternity products and other products. Product revenues from selling general merchandise to our customers have comprised a relatively small portion of our product revenues in the past. In July 2009, we launched the dangdang.com marketplace program whereby we charge third-party merchants service fees for selling their general merchandise on our website.
          We have grown significantly since we commenced our operations. Our total net revenues increased from RMB766.1 million in 2008 to RMB2,281.7 million (US$345.7 million) in 2010, representing a CAGR of 72.6%. In 2010, our total net revenues amounted to RMB2,281.7 million, representing a 56.5% increase from RMB1,457.7 million for 2009. We incurred a net loss of RMB81.8 million in 2008. We achieved a net profit of RMB16.9 million in 2009 and a net profit of RMB30.8 million (US$4.7 million) in 2010.
Factors Affecting Our Results of Operations
          Our business and operating results are affected by general factors affecting China’s B2C e-commerce market, which include China’s overall economic growth, per capita disposable income and consumer spending, growth of internet penetration and B2C e-commerce, and government policies and initiatives affecting online commerce. Unfavorable changes in any of these general industry conditions could negatively affect demand for products and negatively and materially affect our results of operations.

     Our operating results are more directly affected by company-specific factors, including:
•	our ability to obtain new customers at reasonable cost;

•	our ability to increase spending per customer;

•	our ability to control product sourcing costs, fulfillment and other operating expenses;

•	our product selection and pricing; and

•	our ability to compete effectively.
     Total net revenues
          We generate product revenues primarily through the sale of books and other media products, and to a lesser extent, the sale of general merchandise products directly to customers by us through our dangdang.com website. Sales revenues from these products are recorded less discounts and return allowances. We also generate revenues from service fees charged to third-party merchants under our dangdang.com marketplace program. Our revenues are net of value-added and business taxes.
          To understand product revenues generated from our product sales, we monitor and strive to improve the following key business metrics:
•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us at dangdang.com at least once during that period.

•	Total number of orders. We closely monitor the total number of orders as an indicator of revenue trends.
          Our revenues from product sales are classified into two categories: (1) media products, which includes books and other media products, and (2) general merchandise. The following table sets forth our revenues derived from each of these categories as well as other revenues from third-party merchants, both in absolute amount and as a percentage of total net revenues, for the periods presented.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	697,681	91.1	1,297,120	89.0	1,863,431	282,338	81.7
General merchandise	66,829	8.7	152,976	10.5	392,090	59,408	17.2
Other revenue	1,550	0.2	7,556	0.5	26,159	3,963	1.1

Total net revenues	766,060	100.0	1,457,652	100.0	2,281,680	345,709	100.0

          Since our inception, we have primarily focused on selling books online and historically most of our total net revenues have been derived from the sale of books and other media products. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. In the meantime, we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources. Our revenues from sales of general merchandise products increased at a higher rate than our revenues from sales of media products in each of the three years ended December 31, 2010. As a result, our revenues from sales of media products, as a percentage of our total net revenues, have decreased in each of the relevant fiscal periods, while our revenues from sales of general merchandise products, as a percentage of our total net revenues, increased over the same periods. We expect that this trend will continue in the near future as we further expand our general merchandise business.
     Cost of Revenues
          Our cost of revenues consists primarily of the cost of products sold by us and packaging material costs. We receive from certain of our suppliers’ cash consideration, including rebates for products we sell over a period of time as well as fees paid by the suppliers during the year. We record these amounts as reductions to cost of revenues. We anticipate that our cost of revenues will continue to increase as we further expand our business operations and product offerings.
     Operating Expenses
          Our operating expenses consist of fulfillment expenses, marketing expenses, technology and content expenses, general and administrative expenses and others. Share-based compensation expenses are included in our operating expenses when incurred. Our operating expenses have been growing in absolute terms but have decreased as a percentage of our net revenues due to increased economies of scale. We expect that operating expenses will increase as we expand our product offerings, further promote our general merchandise products, further improve our information technology systems, hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company upon completion of this offering.
     Fulfillment
          Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations.

     Marketing
          Marketing expenses consist primarily of advertising costs, promotion costs, payroll and related expenses for personnel engaged in marketing, business development and selling activities.
     Technology and Content
          Technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services.
     General and Administrative
          General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including (1) accounting, finance, tax, legal and human relations, (2) expenses associated with use by these functions of facilities and equipment, such as depreciation expenses and rentals, and (3) professional fees and other general corporate expenses.
Taxation
          Cayman Islands. Our holding company in the Cayman Islands is not subject to income or capital gains tax.
          PRC. Until the end of 2007, our PRC subsidiaries and affiliated entities were generally subject to PRC income tax at the statutory rate of 33% on their PRC taxable income, absent preferential tax treatment. Beginning in 2008, the new PRC Enterprise Income Tax Law applied a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiaries and affiliated entities are both subject to income tax at a rate of 25% since 2008.
          Dividends. Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the PRC Enterprise Income Tax Law promulgated by the State Council of the PRC the withholding tax rate is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividend payments are not subject to withholding tax in the Cayman Islands.

          Tax residence. Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within PRC territory are considered PRC resident enterprises and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. “De facto management bodies” are defined under the implementation rules as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise and subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “ Item 3.D—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”
Critical Accounting Policies
          We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.
          An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.
     Inventories
          Inventories, consisting primarily of products available for sale and packaging materials, are accounted for using the first-in first-out method, and are valued at the lower of cost or market. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of each disposition category.

          We provide fulfillment-related services in connection with certain of our dangdang.com marketplace program. Under this program, third-party sellers maintain ownership of their inventory, regardless of whether fulfillment is provided by us or the third-party seller, and therefore these products are not included in our inventories.
     Share-Based Compensation
          We have adopted FASB Accounting Standards Codification (“ASC”) 718, “Compensation-Stock Compensation,” to account for employee share-based compensation. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
          We have adopted two share incentive plans in 2004 and 2010, respectively. Under the 2004 plan, we may issue option awards to our directors, employees and other eligible persons. The exercise price, vesting and other conditions of individual awards are determined by the board of directors of our company and our executive chairwoman within the scope authorized by the board. Typically the awards are subject to three to four years’ service vesting condition and expire approximately 10 years after the grant date. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan. Under the 2010 plan, we may issue restricted share units, restricted shares and options awards to our directors, employees and other eligible persons. As of the date of this annual report, no share-based awards have been granted under the 2010 plan.
          We had the following option grants in 2008, 2009 and 2010:

	Number of		Fair Value Per
	Class A		Class A
	Common Shares	Exercise Price	Common Share at
	Underlying	Per Share	the Grant Date
Grant Date	Options Grant	(US$)	(US$)
January 10, 2008—April 25, 2008	4,830,000	0.466	0.221
September 2, 2008	380,000	0.822	0.328
February 12, 2009—May 21, 2009	2,940,000	0.822	0.573
July 7, 2009—December 31, 2009	3,795,000	0.822	0.709
March 31, 2010	4,320,000	0.822	0.894
June 30, 2010	6,250,500	1.20	0.894

          The fair value of each option award was estimated by us using the binomial option pricing model, with assistance from an independent third-party appraiser. We estimated the fair value of the options awarded on March 31, 2010 with reference to that of the options awarded on June 30, 2010, which was determined based on the valuation performed by the independent third-party appraiser. We believe the fair value of the options granted on June 30, 2010 is a good estimation of the fair value of the options awarded on March 31, 2010. We are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The volatility assumption was estimated based on the price volatility of the shares of comparable companies because our company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying Class A common shares over the expected term of the option. The risk-free rate was based on the market yield of U.S. dollar denominated PRC government bonds with maturity terms equal to the term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.
          The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2008	2009	2010
Expected volatility range	76.3%—76.4%	74.5%—77.8%	70.5%
Risk-free interest rate	4.1%—4.6%	3.1%—3.7%	4.1%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5
          The total share-based compensation expense during the years ended December 31, 2008, 2009 and 2010 was RMB2.4 million, RMB4.0 million and RMB10.3 million (US$1.6 million), respectively.
          In our determination of share-based compensation expenses for options granted for the three years ended December 31, 2010 under the 2004 plan, we used the discounted cash flow method of the income approach as the primary approach and market approach as a second check to determine the fair value of our common shares at each grant date. This is consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”). As our securities were not publicly traded or subject to any market evaluation of fair market value when the stock options were granted, we utilized valuation methodologies commonly used in the valuation of private company equity securities.
          For the discounted cash flow method, we forecasted our free cash flows annually through the five years commencing from the valuation date and discounted them to their present value using discount rates of 25.5% to 18% to reflect the risks associated with achieving those forecasts as well as the time value of money. To reflect our business’s going-concern nature, we also considered a terminal value by assuming a terminal growth rate.

          We used the option pricing method to allocate equity value to preferred and common shares, taking into account the guidance prescribed by the Practice Aid. The method treats common shares and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights, and the manner in which each security affects the others. We used two scenarios to value the Class A common shares. One scenario assumed an initial public offering in which the preferred shares would lose their liquidation preference and participation rights upon automatic conversion. A second scenario assumed there would be no initial public offering and the preferred shares would retain their rights and privileges. The probability of the two scenarios represents our expectations in addition to other outside factors such as the condition of the capital markets and the potential for our receiving a competitive merger and acquisition offer in lieu of an initial public offering. These estimates are consistent with the plans and estimates that we use to manage the business. We applied a marketability discount rate from 32% to 13% to reflect the lack of marketability of our Class A common shares.
          Determining the fair value of our common shares required us to make complex and subjective judgments, assumptions, and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our common shares and the resulting share-based compensation expenses could have been different.
     Income Taxes
          We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
          On January 1, 2007, we adopted ASC 740, Income taxes to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740 to beginning retained earnings. Interest and penalties recognized in accordance with ASC 740 is classified in the consolidated statements of operations as income tax expense.
          In accordance with the provisions of ASC 740, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, included in the income tax expenses for the three years ended December 31, 2010 may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.
Results of Operations
          The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
		Total Net		Total Net			Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
Net revenues:
Product revenue
Media	697,681	91.1%	1,297,120	89.0%	1,863,431	282,338	81.7%
General merchandise	66,829	8.7%	152,976	10.5%	392,090	59,408	17.2%

	764,510	99.8%	1,450,096	99.5%	2,255,521	341,746	98.9%
Other revenue	1,550	0.2%	7,556	0.5%	26,159	3,963	1.1%

Total net revenues	766,060	100.0%	1,457,652	100.0%	2,281,680	345,709	100.0%
Cost of revenues	(638,817)	(83.4)%	(1,129,961)	(77.5)%	(1,775,881)	(269,073)	(77.8)%

Gross profit	127,243	16.6%	327,691	22.5%	505,799	76,636	22.2%
Operating expenses (1) :
Fulfillment	(120,837)	(15.8)%	(201,270)	(13.8)%	(286,443)	(43,400)	(12.6)%
Marketing	(40,766)	(5.3)%	(38,473)	(2.6)%	(76,669)	(11,616)	(3.4)%
Technology and content	(26,436)	(3.5)%	(38,989)	(2.7)%	(64,682)	(9,800)	(2.8)%
General and administrative	(26,991)	(3.5)%	(38,021)	(2.6)%	(67,903)	(10,288)	(3.0)%
Government grants					4,805	728	0.2%

Total operating expenses	(215,030)	(28.1)%	(316,753)	(21.7)%	(490,892)	(74,376)	(21.5)%

(Loss) income from operations	(87,787)	(11.5)%	10,938	0.8%	14,907	2,260	0.7%
Interest income	7,740	1.0%	5,418	0.4%	7,087	1,074	0.3%
Other income (expenses), net	(1,710)	(0.2)%	560	0.0%	(3,273)	(496)	(0.1)%

Total non-operating income	6,030	0.8%	5,978	0.4%	3,814	578	0.2%

(Loss) income before income taxes	(81,757)	(10.7)%	16,916	1.2%	18,721	2,838	0.8%
Income tax benefit	—	—	—	—	12,061	1,827	0.5%

Net (loss) income	(81,757)	(10.7)%	16,916	1.2%	30,782	4,665	1.3%

Deemed dividend on Series C convertible preferred shares	—	—	—	—	(1,779)	(270)	(0.1)%

Net (loss) income attributable to common shareholders	(81,757)	(10.7)%	16,916	1.2%	29,003	4,395	1.3%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2008		2009		2010
		% of Total		% of Total			% of Total
		Net		Net			Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
	(in thousands, except percentages)
Fulfillment	469	0.1%	764	0.1%	1,096	166	0.0%
Marketing	105	0.0%	131	0.0%	233	35	0.0%
Technology and content	270	0.0%	479	0.0%	787	119	0.0%
General and administrative	1,519	0.2%	2,623	0.2%	8,184	1,241	0.4%

Total share-based compensation expenses	2,363	0.3%	3,997	0.3%	10,300	1,561	0.4%

     Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
          Total net revenues. Our total net revenues increased by 56.5% from RMB1,457.7 million in 2009 to RMB2,281.7 million (US$345.7 million) in 2010. This increase was primarily attributable to increases in product revenues from sales of our media and general merchandise products.
          Revenues from sales of books and other media products increased by 43.7% from RMB1,297.1 million in 2009 to RMB1,863.4 million (US$282.3 million) in 2010 and product revenues from sales of general merchandise products increased by 156.3% from RMB153.0 million to RMB392.1 million (US$59.4 million) during the same period. Other revenues increased by 246.2% from RMB7.6 million in 2009 to RMB26.2 million (US$4.0 million) in 2010, primarily as a result of the increase of revenues generated from the dangdang.com marketplace program which was launched in July 2009.
          The increase in revenues was primarily attributable to the increased number of active customers and orders. The total number of active customers and orders amounted to 8.6 million and 29.4 million, respectively, in 2010, as compared to 6.0 million and 22.0 million, respectively, in 2009. The increase in the number of active customers was largely due to an increase in the number of new customers from 3.9 million in 2009 to 4.7 million in 2010 and the enlarged active customer base as a result of our ability to retain existing customers.
          Cost of revenues. Our cost of revenues increased by 57.2% from RMB1,130.0 million in 2009 to RMB1,775.9 million (US$269.1 million) in 2010, primarily due to increases in the volume of media and general merchandise products we sold.
          Gross profit. Our gross profit increased by 54.4% from RMB327.7 million in 2009 to RMB505.8 million (US$76.6 million) in 2010 and our gross margin decreased from 22.5% to 22.2% during the same periods. The increase of gross profit was in line with our business expansion. The decrease of gross margin was primarily attributable to our expansion in the merchandise business, which generally has lower profit margins than our books and other media business.
          Fulfillment expenses. Our fulfillment expenses increased by 42.3% from RMB201.3 million in 2009 to RMB286.4 million (US$43.4 million) in 2010, primarily due to increased sales volume. Our fulfillment expenses as a percentage of total net revenues decreased from 13.8% to 12.6% during the same period, primarily due to the significant increase in the number of orders which enabled us to negotiate better pricing terms with third-party couriers.
          Marketing expenses. Our marketing expenses increased by 99.3% from RMB38.5 million in 2009 to RMB76.7 million (US$11.6 million) in 2010. Our marketing expenses as a percentage of total net revenues increased from 2.6% to 3.4% during the same periods, primarily due to our increased spending on marketing activities to support our business expansion.
          Technology and content expenses. Our technology and content expenses increased by 65.9% from RMB39.0 million in 2009 to RMB64.7 million (US$9.8 million) in 2010. Our technology and content expenses as a percentage of total net revenues increased slightly from 2.7% to 2.8% during the same periods. The increase in our technology and content expenses was primarily due to the increased investment in human resources in our technology department from 140 persons as of December 31, 2009 to 213 persons as of December 31, 2010 and the upgrade of our technology infrastructure.
          General and administrative expenses. Our general and administrative expenses increased by 78.6% from RMB38.0 million in 2009 to RMB67.9 million (US$10.3 million) in 2010. Our general and administrative expenses as a percentage of total net revenues increased from 2.6% to 3.0% during the same periods. The increase in general and administrative expenses was primarily due to an increase in the number of personnel performing general and administrative functions, especially senior management personnel, from 93 as of December 31, 2009 to 136 as of December 31, 2010.
          Government grants. Our government grants in 2010 totaled RMB4.8 million (US$0.7 million). This amount included government subsidies that we received in connection with the maintenance of our operations in certain locations in China.
          Interest income and other income (expense) net. Our interest income increased by 30.8% from RMB5.4 million in 2009 to RMB7.1 million (US$1.1 million) in 2010, primarily due to our increased cash balances in interest-bearing accounts. Our other income (expense) decreased from an income RMB0.6 million in 2009 to an expense of RMB3.3 million in 2010, primarily due to a Euro to U.S. Dollar exchange loss in July 2010.

          Tax benefit. Our tax benefit for the year ended December 31, 2010 totaling 12.1 million (US$1.8 million) included deferred income tax benefit of RMB40.5 million (US$6.2 million) mainly relating to the timing differences between accounting and tax bases for inventory amounting to RMB8.0 million, accrued expenses amounting to RMB20.0 million, and tax losses amounting to RMB9.8 million, partially offset by the current income tax expense of RMB11.9 million and the valuation allowance of RMB16.5 million.
          Net income. As a result of the above, we had net income of RMB30.8 million (US$4.7 million), or 1.3% of total net revenues in 2010, as compared to net income of RMB16.9 million, or 1.2% of total net revenues in 2009
     Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
          Total net revenues. Our total net revenues increased by 90.3% from RMB766.1 million in 2008 to RMB1,457.7 million in 2009. This increase was primarily due to increased product revenues from sales of our media and general merchandise products.
          Revenues from sales of books and other media products increased by 85.9% from RMB697.7 million in 2008 to RMB1,297.1 million in 2009 and product revenues from sales of general merchandise products increased by 129.0% from RMB66.8 million in 2008 to RMB153.0 million in 2009. Other revenues increased by 387.5% from RMB1.6 million in 2008 to RMB7.6 million as we launched our dangdang.com marketplace program in 2009.
          The increases in revenues resulted primarily from increases in the number of our active customers and the total number of orders. The number of active customers increased from 3.4 million in 2008 to 6.0 million in 2009 and the total number of orders increased from 9.8 million in 2008 to 22.2 million in 2009. The increase in the number of our active customers was largely attributable to an increase in the number of new customers from 2.3 million in 2008 to 3.9 million in 2009.
          Cost of revenues. Our cost of revenues increased by 76.9% from RMB638.8 million in 2008 to RMB1,130.0 million in 2009, due primarily to increases in the volume of books and other products we sold.
          Gross profit. Our gross profit increased by 157.6% from RMB127.2 million in 2008 to RMB327.7 million in 2009. Our gross margin increased from 16.6% in 2008 to 22.5% in 2009. This increase was primarily due to a decrease in our product procurement costs as a percentage of our product revenues as we received better pricing due to larger purchase volumes of media and general merchandise products in 2009.

          Fulfillment expenses. Our fulfillment expenses increased by 66.6% from RMB120.8 million in 2008 to RMB201.3 million in 2009, due primarily to increased sales volume. Our fulfillment expenses as a percentage of total net revenues decreased from 15.8% in 2008 to 13.8% in 2009 due primarily to the better pricing terms that we negotiated with third-party couriers.
          Marketing expenses. Our marketing expenses decreased by 5.6% from RMB40.8 million in 2008 to RMB38.5 million in 2009, due primarily to our decreased advertising spending in 2009. Marketing expenses as a percentage of total net revenues decreased from 5.3% in 2008 to 2.6% in 2009 due primarily to improved effectiveness of our web-based advertising campaigns.
          Technology and content expenses. Our technology and content expenses increased by 47.7% from RMB26.4 million in 2008 to RMB39.0 million in 2009, but decreased as a percentage of total net revenues, from 3.5% in 2008 to 2.7% in 2009. The increase in our technology and content expenses was due primarily to increased headcount in our technology department from 93 as of December 31, 2008 to 140 as of December 31, 2009.
          General and administrative expenses. Our general and administrative expenses increased by 40.9% from RMB27.0 million in 2008 to RMB38.0 million `in 2009, but decreased as a percentage of total net revenues, from 3.5% in 2008 to 2.6% in 2009. The increase in general and administrative expenses was due primarily to an increase in the number of personnel performing general and administrative functions from 70 as of December 31, 2008 to 93 as of December 31, 2009. The decrease of our general and administrative expenses as a percentage of our total net revenues was due to our improved operating leverage in 2009.
          Interest income. Our interest income decreased from RMB7.7 million in 2008 to RMB5.4 million in 2009, due to decreases in the rates of our held-to-maturity investments in 2009.
          Net income (loss). As a result of the above, we had net income of RMB16.9 million in 2009, or 1.2% of total net revenues, as compared to a net loss of RMB81.8 million in 2008.
Recent Accounting Pronouncements
          In October 2009, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605, Revenue Recognition, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and are to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We early adopted the new guidance as of January 1, 2009. The adoption of ASU 2009-13 has no impact on our consolidated financial statements.
          In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.
Inflation
          Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for February 2009, 2010 and 2011 were a decrease of 0.7% and increases of 2.1% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
B. Liquidity and Capital Resources
          To date, we have financed our operations primarily through investments from our shareholders and, beginning in 2009, cash flows from operations. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering.
          As of December 31, 2008, 2009 and 2010, we had RMB66.5 million, RMB75.8 million and RMB1,691.9 million (US$256.3 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use, and highly liquid investments with original stated maturities of 90 days or less. In addition, we had RMB50.0 million, RMB90.0 million and nil in held-to-maturity investments as of December 31, 2008, 2009 and 2010. Held-to-maturity investments are investments with maturity terms of three to six months, which are subject to limited risks of principal loss.

          The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(37,417)	72,091	(16,741)	(2,536)
Net cash provided by (used in) investing activities	41,675	(62,828)	48,176	7,299
Net cash provided by financing activities	166	—	1,595,660	241,766
Net increase in cash and cash equivalents	2,978	9,250	1,616,147	244,870
Cash and cash equivalents at beginning of year/period	63,531	66,509	75,759	11,479
Cash and cash equivalents at end of year/period	66,509	75,759	1,691,906	256,349
     Operating Activities
          Net cash used in operating activities amounted to RMB16.7 million (US$2.5 million) in 2010, which was primarily attributable to a net income of RMB30.8 million (US$4.7 million), adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB20.1 million (US$3.0 million) and share-based compensation expense of RMB10.3 million, (US$1.6 million) and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB240.7 million (US$36.5 million) and the increase in accrued expenses and other payables amounting to RMB85.9 million (US$13.0 million), the decrease in inventories of RMB355.5 million, (US$53.9 million) partially offset by the decrease in prepaid expenses and other current assets of RMB48.7 million (US$7.4 million).
          Net cash provided by operating activities amounted to RMB72.1 million in 2009, which was primarily attributable to a net income of RMB16.9 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB12.7 million and share-based compensation expense of RMB4.0 million, and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB245.8 million, partially offset by the increase in inventories of RMB239.9 million as a result of the increase in purchases for business expansion and the increase in accrued bonus and other payables amounting to RMB10.1 million and RMB24.3 million, respectively.
          Net cash used in operating activities amounted to RMB37.4 million in 2008, which was primarily attributable to a net loss of RMB81.8 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB8.1 million and share-based compensation expense of RMB2.4 million, and a decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB136.4 million, partially offset by the increase in inventories of RMB131.2 million as a result of the increase in purchases for business expansion and the increase of other payables amounting to RMB7.6 million.
     Investing Activities
          Net cash provided by investing activities amounted to RMB48.2 million (US$7.3 million) in 2010, which was primarily attributable to the proceeds of RMB1,728.0 million (US$261.8 million) received from maturity of held-to-maturity investment, partially offset by purchases of held-to-maturity investments of RMB1,638.0 million (US$248.2 million) and purchases of plant and equipment of RMB41.8 million (US$6.3 million).
          Net cash used in investing activities amounted to RMB62.8 million in 2009, which was primarily attributable to (1) purchases of held-to-maturity investments of RMB863.0 million and (2) purchases of plant and equipment of RMB22.8 million, partly offset by proceeds of RMB823.0 million received from maturity of held-to-maturity investments.
          Net cash provided by investing activities amounted to RMB41.7 million in 2008, which was primarily attributable to proceeds of RMB639.0 million received from maturity of held-to-maturity investments, partly offset by (1) purchases of held-to-maturity investments of RMB587.0 million and (2) purchases of plant and equipment of RMB10.3 million.
     Financing Activities
          Net cash provided by financing activities amounted to RMB1,595.7 million (US$241.8 million) in 2010, primarily attributable to the proceeds from our initial public offering of RMB1,343.4 million (US$203.5 million) and the proceeds that we received on behalf of selling shareholders in our initial public offering at the amount of 257.1 million (US$39.0 million), which was later repatriated to the respective selling shareholders, partially offset by the initial public offering costs paid of RMB15.2 million (US$2.3 million), as well as the proceeds we received from employees’ exercise of share options of RMB10.4 million (US$1.6 million).
          Net cash provided by financing activities amounted to RMB166,000 in 2008, reflecting the proceeds we received from employees’ exercise of share options in 2008. We did not have any financing activities in 2009.
Capital Expenditures
          Our capital expenditures amounted to RMB10.3 million, RMB22.8 million and RMB47.5 million (US$7.2 million) in 2008, 2009 and 2010, respectively. In the past, our capital expenditures consisted principally of expansion and updates of our fulfillment network and IT infrastructure. We expect to increase our capital expenditures in these areas in 2011.
C. Research and Development
          We have implemented numerous website management, search, customer interaction, and order processing and fulfillment services and systems using a combination of our own proprietary technologies and commercially available licensed technologies. We focus our internal development efforts on creating and enhancing the features and functionality of our website and order processing and fulfillment systems to deliver a high-quality customer experience.
          We have adopted a service-oriented architecture and distributed data processing technologies in our systems. Our systems are mainly composed of front-end and back-end modules with different functions. Each module operates independently and is not affected by the performance of other modules.
          Our technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services. We incurred RMB26.4 million, RMB39.0 million and RMB64.7 million in technology and content expenses in 2008, 2009 and 2010.
D. Trend Information
          Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
          We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations by specified categories as of December 31, 2010:

	Payment Due by Period
					More
		Less than	1-3	3-5	than
	Total	1 Year	Years	Years	5 Years
	(in RMB thousands)
Operating lease obligations	368,846	58,830	82,463	52,617	174,936

          Our operating lease obligations increased significantly from December 31, 2009 to December 31, 2010 primarily because of the new warehouses that we rented or entered into lease agreements to rent in the year ended December 31, 2010.
G. Safe Harbor
          See “Forward Looking Information” on page 3 of this annual report.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
          The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peggy Yu Yu	46	Co-Founder, Executive Chairwoman
Guoqing Li	47	Co-Founder, Director and Chief Executive Officer
Ruby Rong Lu	40	Director
Ke Zhang	58	Independent Director
Xiaolong Li	47	Independent Director
Roger Huang	49	Chief Operating Officer
Hubert Shio-Hsien Tai	42	Chief Technology Officer
Conor Chia-hung Yang	48	Chief Financial Officer
Danqian Yao	40	Vice President
Shengqing Jiang	59	Vice President
          Ms. Peggy Yu Yu is our co-founder and has been our executive chairwoman since our inception. Prior to that, Ms. Yu served as the vice president of Beijing Science & Culture Publishing Co. Ltd. from 1996 to 1999 and steered the company’s transition from trade to professional publishing. She worked as an independent financial advisor on various corporate finance transactions for China Non-Ferrous Metals Import & Export Co., China Science Group and other corporations between 1992 and 1996. Between 1986 and 1991, she worked for UPS, Garick Corporation, Babcock & Wilcox in the US and China. Ms. Yu received an MBA degree from New York University in 1992 and a bachelor’s degree in English from the Branch Campus of Beijing Foreign Language Institute Beijing in 1986.
          Mr. Guoqing Li is our co-founder and director and has been our chief executive officer since our inception. Mr. Li has extensive experience in China’s publishing industry. Prior to co-founding our company, he was the editor-in-chief of several book series and introduced many international titles to China. From 1987 to 1992, he worked in the Rural Development Research Center of the PRC State Council and the Ministry of Agriculture, where he conducted studies on China’s various social issues. Mr. Li received his bachelor’s degree in sociology from Peking University in China in 1987.

          Ms. Ruby Rong Lu has been a director of our company since 2006. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of several other DCM portfolio companies, including VanceInfo Technologies, Inc., a NYSE-listed IT outsourcing company, Universal Education Holdings, a leading education company in China and Wikinvest, Inc., a user generated financial information website in the United States. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics with honors from the University of Maryland.
          Mr. Ke Zhang has been our director since November 2010. Mr. Zhang has also been the chairman and chief partner of ShineWing Certified Public Accountants since 1999. From 1993 to 1999, Mr. Zhang was deputy managing partner and managing partner of Coopers & Lybrand CIEC. Prior to that, Mr. Zhang served as the managing director of CITIC Certified Public Accountants from 1987 to 1992 and project manager and director of China International Economic Consultants Inc., a member of CITIC Group, from 1982 to 1986. Mr. Zhang currently serves as an independent director of China Coal Energy Company Limited, a company dual-listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, SEEC Media Group Limited, a company listed on the Hong Kong Stock Exchange and Huarong Securities Co., Ltd., a privately owned company. Mr. Zhang received his bachelor’s degree in economics from Renmin University of China in 1982.
          Mr. Xiaolong Li has been our independent director since December 2010. Mr. Li currently serves as a director of two privately held companies in China. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.
          Mr. Roger Huang has been our chief operating officer since March 2010. Prior to joining our company, Mr. Huang took various consulting roles in the e-commerce industry in China during 2009. He served as the vice president of operations at taobao.com from 2007 to 2008. Mr. Huang worked as the executive vice president of Home World Hypermarket Group from 2005 to 2007 and the vice president of Beijing Hualian Supermarket Group from 2002 to 2004. Mr. Huang was a deputy buying director and the vice president of operations at METRO/Makro from 1998 to 2002 and worked as general manager of Lotus Supercenter from 1997 to 1998. Mr. Huang received his MBA degree from University of Canberra in 1996 and bachelor’s degree in history from Xiamen University in 1982.

          Mr. Hubert Shio-Hsien Tai has been our chief technology officer since June 2006. Before joining our company, Mr. Tai was a manager of Yahoo! Inc. in Hong Kong in charge of regional e-commerce program and engineering from April 2005 to May 2006. Prior to that, between March 1999 and April 2005, Mr. Tai worked at eBay as a technology architect, focusing on the area of database and messaging infrastructure. Mr. Tai also worked as a senior consultant at Anderson Consulting from 1998 to 1999 and as a consultant at Oracle Professional Service from 1994 to 1998. Mr. Tai received his master’s degree in electrical engineering from University of Southern California in 1993 and bachelor’s degree in electrical engineering from California Institute of Technology in 1992.
          Mr. Conor Chia-hung Yang has served as our chief financial officer since March 2010. Prior to joining our company, he was the chief financial officer of Airmedia Group, a Nasdaq-listed company, from March 2007 to March 2010 and the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999 and the chief investment officer of Sherwood Inc. from 1996 to 1997. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, an NYSE-listed real estate services provider. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree in food science from Fu Jen University in Taiwan in 1985.
          Mr. Danqian Yao has served as our vice president of the media department since January 2010. From March 2006 to 2009, Mr. Yao led a team to provide procurement services for media products to our company when he was employed by Beijing Kewen Cambridge Book Co., Ltd., a company he joined in 1997. Mr. Yao worked in Beijing Huaqing Automation Co., Ltd., Changsha branch, from 1994 to 1997. Mr. Yao received his bachelor’s degree in management information system from Huazhong University of Science and Technology in 1991.
          Mr. Shengqing Jiang has served as our vice president of the warehouse department since December 2009. Mr. Jiang joined our company in July 2008 and has been in charge of the management of our nationwide warehouses facilities. Prior to joining us, Mr. Jiang worked at the warehouse and transportation department and the logistics center of Shanghai Xinhua Media Co., Ltd. from 1979 to 2008, including as the general manager of its logistics center from 1998 to 2008. Mr. Jiang received his junior college degree in law from Dalian Naval Academy in 2001.
B. Compensation
          For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB4.7 million (US$0.7 million) in cash to our executive officers and non-executive directors. Neither we nor our subsidiaries or affiliated entities have entered into any service contracts with our directors which provided for benefits upon termination of their services. For share incentive grants to our officers and directors, see “— Share Incentive Plans.”
Share Incentive Plans
          We have adopted two share incentive plans, namely, the 2004 plan and the 2010 plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with the success of our business and with those of our shareholders.
The 2010 Plan
          Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 10,362,270 shares. As of the date of this annual report, no awards have been granted under the 2010 plan.
          The following paragraphs summarize the terms of the 2010 plan.
          Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2010 plan.
•	Options. Options provide for the right to purchase a specified number of our Class A common shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our Class A common shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then subject to the discretion of the plan administrator, we shall pay the holder in the form of cash or unrestricted Class A common shares or a combination of both after the last day of the restriction period as specified in the award agreement.

          Plan Administration. The plan administrator is our board or a committee of one or more members of our board.
          Award Agreement. Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.
          Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.
          Eligibility. We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.
          Term of the Awards. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.
          Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.
          Transfer Restrictions. Awards for options, restricted shares or restricted share units may not be transferred in any manner by the award holder and may be exercised only by such holders, subject to limited exceptions. Restricted shares and restricted share units may not be transferred during the period of restriction.
          Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment or service if the award recipient does not exercise the options during this period. Any restricted shares and restricted share units that are at the time of termination subject to restrictions will generally be forfeited and automatically transferred to and reacquired by us at no cost to us.

          Termination and Amendment of the Plan. Unless terminated earlier, the 2010 plan will terminate automatically in 2020. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.
The 2004 Plan
          Under the 2004 plan, the maximum number of shares in respect of which options, restricted shares, or unrestricted shares may be granted is 53,286,540. As of March 31, 2011, total options to purchase an aggregate number of 31,882,180 Class A common shares have been granted and are outstanding. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan.
          The following paragraphs summarize the terms of the 2004 plan.
          Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2004 plan.
•	Option awards. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. Subject to the discretion of the plan administrator, the option exercise price may be paid, in cash, in our Class A common shares which have been held by the option holder for at least six months, by a reduction in the number of common shares otherwise deliverable pursuant to the options, through a cashless exercise, by a promissory note or by any combination of the foregoing.

•	Share awards. Two types of share awards are available under the 2004 plan — restricted share awards and unrestricted share awards. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be repurchased by us upon termination of employment or service before vesting. Unless otherwise determined by our plan administrator, holders of restricted shares shall be entitled to cash dividend and voting rights associated with being our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.
          Plan Administration. The plan administrator is our board of directors, or one or more committees designated by our board of directors or another committee (within its designated authority). The plan administrator will determine the provisions and terms and conditions of each grant.

          Award Agreement. Options, restricted shares, or unrestricted shares granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.
          Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted by the administrator for the benefit of any eligible person.
          Eligibility. We may grant awards to our directors, officers, employees, consultants and advisers or those of any related entities.
          Term of the Awards. The term of each option grant, restricted share award and unrestricted share award shall not exceed 10 years from the date of the grant.
          Vesting Schedule. In general, the plan administrator determines the vesting schedule or conditions, which is set forth in the award agreement.
          Transfer Restrictions. Awards for options, restricted shares or unrestricted shares may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions. Restricted shares may be subject to transfer restrictions as set forth in the award agreement during the period of restriction.
          Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment if the award recipient does not exercise the options during this period and any restricted shares that are at the time subject to restrictions will generally be repurchased by us for a price at the lower of fair market value at the time of termination or original purchase price without interest.
          Termination and Amendment of the Plan. Unless terminated earlier, the 2004 plan will terminate automatically in 2014. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.
          The following table summarizes, as of March 31, 2011, the outstanding options that our executive officers and directors beneficially own under our share incentive plans.

	Class A
	Common Shares
	Underlying	Exercise
	Options	Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Guoqing Li	2,311,450	0.065	December 20, 2004	December 20, 2014
	4,944,320	0.183	December 20, 2004	December 20, 2014
	3,200,000	1.20	June 30, 2010	June 30, 2020
Roger Huang	*	0.822	March 31, 2010	March 31, 2020
Hubert Shio-Hsien Tai	*	0.466	January 8, 2007	December 31, 2016
	*	0.466	March 20, 2008	December 31, 2017
	*	0.822	May 21, 2008	December 31, 2018
Conor Chia-hung Yang	*	0.822	March 31, 2010	March 31, 2020
Danqian Yao	*	0.065	December 20, 2004	December 20, 2014
	*	0.183	December 20, 2004	December 20, 2014
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019
Shengqing Jiang	*	0.822	February 12, 2009	December 31, 2018
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019
Total	17,123,270

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 6,667,500 Class A common shares.
          As of March 31, 2011, other individuals as a group held options to purchase 14,758,910 Class A common shares of our company, with exercise prices ranging from US$0.065 to US$1.20 per Class A common share.
C. Board Practices
          Our board of directors currently consists of five directors, including two independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director who is interested in a contract must declare the nature of his or her interest at a meeting of the board of directors. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
Committees of the Board of Directors
          Audit Committee. Our audit committee consists of Mr. Ke Zhang, Mr. Xiaolong Li and Ms. Peggy Yu Yu, and is chaired by Mr. Ke Zhang. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ke Zhang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.
          Compensation Committee. Our compensation committee consists of Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, and is chaired by Ms. Ruby Rong Lu. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:
•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

          Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consist of Mr. Guoqing Li, Mr. Ke Zhang and Mr. Xiaolong Li, and is chaired by Mr. Guoqing Li. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Duties of Directors
          Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached.
Terms of Directors and Officers
          Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution of all shareholders.
Employment Agreements
          We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts, such as a criminal conviction or guilty plea to a felony or to an act of fraud, misappropriation or embezzlement, willful misconduct or gross negligence to our detriment, or a material failure to perform his or her duties. We may also terminate a senior executive officer’s employment without cause upon written notice with immediate effect. A senior executive officer is entitled to severance payments and benefits if his or her employment agreement is terminated without cause or, in some cases, due to a change of control event involving our company.
          Each senior executive officer has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment. If an officer breaches the above contractual obligations in relation with confidentiality and intellectual property, we are entitled to seek legal remedies.
D. Employees
          As of December 31, 2010, we had 1,253 full-time employees, including 883 in fulfillment, 21 in marketing, 213 in technology and content and 136 in general and administrative. We had a total of 708 and 469 employees as of December 31, 2009 and 2008, respectively. We also employ independent contractors and temporary personnel from time to time. As of December 31, 2010, we employed approximately 1,759 temporary personnel through third-party contractors.
          Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and self-development, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.
          We design and implement in-house training programs tailored to each job function and set of responsibilities to enhance performance. Specific training is provided to new employees at orientation to familiarize them with our working environment and operational procedures.
          As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.
          We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership
          The following tables set forth information concerning the beneficial ownership of our common shares by different classes as of March 31, 2011, the most recent practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.
          The calculations in the table below are based on 391,374,810 common shares outstanding as of March 31, 2011.
Class A Common Shares
          As of March 31, 2011, we have 104,853,940 Class A common shares outstanding including 97,750,000 Class A common shares represented by 19,550,000 ADSs. In addition, we have granted options to purchase a total of 31,882,180 Class A common shares to our directors, executive officers and other employees.
Class B Common Shares
          As of March 31, 2011, we have 286,520,870 Class B common shares outstanding.
          Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2011, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A			Class B
	Common Shares			Common Shares			Total Common		Total
	Beneficially			Beneficially			Shares Beneficially		Voting
	Owned			Owned			Owned		Power
	Number		%(1)	Number		%(2)	Number(3)	%(4)	%(5)
Directors and Executive Officers:**
Peggy Yu Yu	3,135,840	(6)	3.0	15,270,000	(7)	5.3	18,405,840	4.7	5.2
Guoqing Li	7,255,770	(8)	6.5	118,876,660	(9)	41.5	126,132,430	31.6	40.0
Ruby Rong Lu	—			25,321,400	(10)	8.8	25,321,400	6.5	8.5
Ke Zhang(11)	—			—			—		—
Xiaolong Li(12)	—			—			—		—
Roger Huang	*		*	—			*	*	*
Hubert Shio-Hsien Tai	*		*	—			*	*	*
Conor Chia-hung Yang	*		*	—			*	*	*
Danqian Yao	*		*	—			*	*	*

	Class A		Class B
	Common Shares		Common Shares		Total Common		Total
	Beneficially		Beneficially		Shares Beneficially		Voting
	Owned		Owned		Owned		Power
	Number	%(1)	Number	%(2)	Number(3)	%(4)	%(5)
Shengqing Jiang	*	*	—		*	*	*
All directors and executive officers as a group	16,099,320	14.0	159,468,070	55.7	175,567,390	43.7	54.0

	Class A			Class B
	Common Shares			Common Shares			Total Common		Total
	Beneficially			Beneficially			Shares Beneficially		Voting
	Owned			Owned			Owned		Power
	Number		%(1)	Number		%(2)	Number(3)	%(4)	%(5)
Principal Shareholders:
Science & Culture International Limited(13)	—			97,000,000		33.9	97,000,000	24.8	32.7
Kewen Holding Co. Limited(14)	—			21,876,660		7.6	21,876,660	5.6	7.4
Tiger Global Private Investment Partners, LP and affiliate	—			69,350,000	(15)	24.2	69,350,000	17.7	23.3
DCM IV, L.P. and affiliate	—			25,321,400	(16)	8.8	25,321,400	6.5	8.5
IDG Technology Venture Investment, Inc.	—			19,778,570	(17)	6.9	19,778,570	5.1	6.7
Artisan Partners Holdings LP(18)	9,820,720	(18)	9.4	—			9,820,720	2.5	0.3
FMR LLC(19)	9,685,000	(19)	9.2	—			9,685,000	2.5	0.3
Morgan Stanley and affiliate(20)	5,439,370	(20)	5.2	—			5,439,370	1.4	0.2

Notes:

*	Less than 1% of our outstanding share capital.

**	Except for Ms. Ruby Rong Lu, Mr. Xiaolong Li and Mr. Ke Zhang, the business address of our directors and executive officers is c/o 4/F, Tower C, The 5th Square, No. 7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2011, by the sum of 104,893,940, being the total number of Class A common shares outstanding, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of March 31, 2011.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of March 31, 2011, by 286,520,870, being the total number of Class B common shares outstanding.

(3)	Represents the sum of Class A common shares and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of 391,374,810, being the total number of common shares outstanding, and the number of common shares that such person or group has the right to acquire within 60 days of March 31, 2011, including through the exercise of any option.

(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.

(6)	Represents 3,135,840 Class A common shares held by Ms. Yu.

(7)	Represents 13,000,000 Class B common shares and 2,270,000 Class B common shares held by individual shareholders who authorize Ms. Yu to vote these shares on their behalf under power of attorney. These individual shareholders are employees or former employees of our company.

(8)	Represents 7,255,770 Class A common shares issuable upon exercise of options within 60 days after March 31, 2011.

(9)	Represents 21,876,660 Class B common shares held by Mr. Li through Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein.

(10)	Represents 24,693,420 Class B common shares held by DCM IV, L.P. and 627,980 Class B common shares held by DCM Affiliates Fund IV, L.P. Ms. Lu is a director of our company appointed by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. She disclaims beneficial ownership with respect to the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of her pecuniary interest therein. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(11)	The business address for Mr. Zhang is c/o 9th Floor, Fu Hua Mansion, 8 Chaoyangmen North Avenue, Dongcheng District, Beijing 100027, China.

(12)	The business address for Mr. Li is 16/F, Jianda Building, 14 Dongtucheng Road, Chaoyang District, Beijing, China.

(13)	The business address of Science & Culture International Limited is Offshore Incorporation Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	The business address of Kewen Holding Co. Limited is Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(15)	Represents 55,018,925 Class B common shares held by Tiger Global Private Investment Partners, L.P., 7,998,245 Class B common shares held by Tiger Global, L.P., 250,835 Class B common shares held by Tiger Global II, L.P. and 6,081,995 Class B common shares held by Tiger Global Master Fund, L.P. Tiger Global Private Investment Partners, L.P., Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P. are ultimately controlled by Mr. Charles P. Coleman III. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G filed by Tiger Global Private Investment Partners, LP and affiliate with the SEC on February 11, 2011. Please see the Schedule 13G for information relating to Tiger Global Private Investment Partners, LP and affiliate. The business address of these four entities is c/o Tiger Global Management, L.L.C., 101 Park Avenue 48th Floor, New York, NY 10178, the United States.

(16)	Represents 24,693,420 Class B common shares held by DCM IV, L.P. and 627,980 Class B common shares held by DCM Affiliates Fund IV, L.P. The general partner of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., whose general partner is DCM International IV, Ltd. DCM International IV, Ltd., through DCM Investment Management IV, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Dixon R. Doll, Peter W. Moran and Thomas Blaisdell, the directors of DCM International IV, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of each person’s pecuniary interest therein. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G filed by DCM IV, L.P. and affiliate with the SEC on February 14, 2011. Please see the Schedule 13G for information relating to DCM IV, L.P. and affiliate. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(17)	Represents 19,778,570 Class B common shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., whose majority shareholder and controlling person is Patrick J. McGovern. Mr. McGovern disclaims beneficial ownership of shares held by IDG Technology Venture Investment, Inc., except to the extent of his pecuniary interest therein. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G filed by IDG Technology Venture Investment, Inc. with the SEC on February 10, 2011. Please see the Schedule 13G for information relating to IDG Technology Venture Investment, Inc. The business address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Penthouse Suite, Boston, MA 02116, the United States.

(18)	Represents 9,820,720 Class A common shares held by Artisan Partners Limited Partnership, including 5,346,855 shares held on behalf of Artisan Funds, Inc. Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership. Artisan Investment Corporation is the general partner of Artisan Partners Holdings LP, which is wholly owned by ZFIC, Inc, which is controlled by Andrew A. Ziegler and Carlene M. Ziegler. Information regarding beneficial ownership is reported as of January 31, 2011, based on the information contained in the Schedule 13G filed by Artisan Partners Holdings LP and affiliates with the SEC on February 9, 2011. Please see the Schedule 13G for information relating to Artisan Partners Holdings LP. The business address of all the aforementioned entities is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202, the United States.

(19)	Represents 16,148,000 Class A common shares held by Fidelity Management & Research Company, which is controlled by FMR LLC. FMR LLC is controlled by a group consisting of Edward C. Johnson 3d and members of his family. Information regarding beneficial ownership is based on the information contained in the Schedule 13G filed by FMR LLC with the SEC on April 8, 2011. Please see the Schedule 13G for information relating to FMR LLC. The business address of Fidelity Management & Research Company and FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109, the United States.

(20)	Represents 5,439,370 Class A common shares held by Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G filed by Morgan Stanley and Morgan Stanley Investment Management Inc. with the SEC on February 9, 2011. Please see the Schedule 13G for information relating to Morgan Stanley and Morgan Stanley Investment Management Inc. The business address of Morgan Stanley Investment Management Inc. is 522 Fifth Avenue, New York, NY 10036, the United States.
          As of March 31, 2011, 391,374,810 of our common shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2011, 184,928,005 common shares, or 47.3% of our total outstanding common shares, were held by eight record shareholders in the United States, including 97,750,000 common shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
          Our shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

          Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”
B. Related Party Transactions
          Contractual Arrangements
          We have entered into contractual arrangements with Dangdang Kewen and its shareholders described below, through which we exercise effective control over the operations of Dangdang Kewen and receive economic benefits generated from shareholders’ equity interests in this entity. Accordingly, we consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. See the several risks discussed under “ Item 3.D—Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “ Item 3.D—Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”
          Loan Agreement. The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010. Under this loan agreement, Dangdang Information has granted an interest-free loan of RMB2.0 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. The term of the loan is from December 2004 until the date when Dangdang Information requests repayment. Dangdang Information may request early repayment of the loan with 30 days’ advance notice and may decide the loan to be repaid in cash or in other forms.
          Exclusive Call Option Agreement. The shareholders of Dangdang Kewen entered into an exclusive call option agreement with Dangdang Information in December 2004, as amended and restated in July 2010, under which the shareholders jointly and severally granted to Dangdang Information an option to purchase their equity interests in Dangdang Kewen at a purchase price equal to the capital contribution amount, unless otherwise required by PRC law or agreed in writing by the relevant parties. The purchase price can be set off against the loan repayment under the loan agreement. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen, subject to applicable PRC laws.
          Exclusive Technical Support Service Agreement. Dangdang Information and Dangdang Kewen entered into an exclusive technical support service agreement in May 2006, as amended and restated in July 2010, under which Dangdang Kewen, including its subsidiaries or any companies or entities under its control, agrees to engage Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees determined based on the revenues of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement may be terminated by the parties thereto in written agreement at any time.
          Power of Attorney. Each shareholder of Dangdang Kewen executed an irrevocable power of attorney in July 2010 to appoint Dangdang Information as the attorney-in-fact to act on his or her behalf on all matters pertaining to Dangdang Kewen and to exercise all of his or her rights as a shareholder of Dangdang Kewen, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of his or her equity interests in Dangdang Kewen pursuant to the Exclusive Call Option Agreement. The power of attorney with each shareholder expires when the shareholder ceases to hold any equity interests in Dangdang Kewen.
          Equity Pledge Agreement. The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as amended and restated in July 2010, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above exclusive technical support service agreement and the exclusive call option agreement. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment.
Transactions with Affiliates
          We purchase certain media products from Beijing Kewen Cambridge Book Co., Ltd., or Kewen Cambridge. Kewen Cambridge is an entity indirectly controlled by family members of Mr. Guoqing Li. In 2008, 2009 and 2010, we purchased media products from Kewen Cambridge totaling RMB1.8 million, RMB4.3 million and RMB4.1 million (US$0.6 million), respectively, which accounted for less than 1% of our cost of sales of media products during these periods.
          In March 2006, our PRC subsidiary Dangdang Information entered into an operation agreement with Kewen Cambridge, pursuant to which we engaged Kewen Cambridge to distribute media products related to economics and management, and children on our dangdang.com website from January 1, 2006 to December 31, 2010, which automatically renews for subsequent three year terms. Pursuant to an amendment to the operation agreement, Beijing Kewen Guolue Information Technology Co., Ltd., or Kewen Guolue, assumed part of Kewen Cambridge’s responsibilities under the operation agreement during the contract years from 2007 to 2009, and was added as a party to the operation agreement. Kewen Guolue is an entity indirectly controlled by family members of Mr. Guoqing Li. Pursuant to the operation agreement and its amendments, we agreed to pay Kewen Cambridge and Kewen Guolue service fees equal to 3% of the revenues of the related media products sold on our website. We paid service fees totaling RMB7.8 million, RMB5.1 million and RMB3.7 million (US$0.6 million) to Kewen Cambridge in 2008, 2009 and 2010, respectively, and service fees of RMB8.2 million and RMB5.9 million (US$0.9 million) to Kewen Guolue in 2009 and 2010. In August 2010, we entered into an amendment to the operation agreement to modify the service scope of Kewen Cambridge and Kewen Guolue and to revise the service fees from a percentage of our relevant revenues to a fixed amount of RMB28.9 million plus remuneration of employees of these two entities for the period from January 1, 2010 to December 31, 2012. The amendment also provides that the operation agreement will terminate on December 31, 2012 and will not be renewed.
          In January 2000, we entered into two separate advisory agreements with each of Tripod Enterprises Holding Limited and Kewen Holdings Co., Ltd., pursuant to which we engaged Tripod Enterprises and Kewen Holdings to provide certain advisory services in reviewing and revising financing documentation and assisting in our potential initial public offering. A direct family member of Ms. Peggy Yu Yu is the sole director and beneficial owner of Tripod Enterprises. Mr. Guoqing Li is the sole director and beneficial owner of Kewen Holdings. Under these two advisory agreements, we paid consulting fees of RMB1.4 million and RMB1.4 million to each of Tripod Enterprises and Kewen Holdings in 2008 and 2009, respectively. We did not pay such consulting fees in 2010 and terminated both advisory agreements in August 2010.
Employment Agreements
          See “Item 6. Directors, Senior Management and Employees— C. Board Practice” for a description of the employment agreements we have entered into with our senior executive officers.
Share Incentives
          See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.
C. Interests of Experts and Counsel
          Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information

          See “Item 18. Financial Statements.”
Dividend Policy
          We have not previously declared or paid cash dividends. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
          We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in the British Virgin Islands and Hong Kong for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation — Regulations on Dividend Distribution.”
          Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
          Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
Item 9. The Offer and Listing
A. Offering and Listing Details.
          See “—C. Markets” and “Item 12.D.—American Depositary Shares.”
B. Plan of Distribution
          Not applicable.
C. Markets
          Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since December 8, 2010 and trade under the symbol “DANG.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010	32.79	22.92

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010	32.79	22.92
First Fiscal Quarter of 2011	34.39	18.91

Monthly Highs and Lows
December 2010 (from December 8, 2010)	32.79	22.92
January 2011	34.39	25.75
February 2011	29.69	23.64
March 2011	27.40	18.91
April 2011, until April 18, 2011)	21.80	19.11
D. Selling Shareholders
          Not applicable.
E. Dilution
          Not applicable.
F. Expenses of the Issue
          Not applicable.
Item 10. Additional Information
A. Share Capital
          Not applicable.
B. Memorandum and Articles of Association
          We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which we refer to as the Companies Law below.
          As of the date hereof, our authorized share capital is divided into 1,000,000,000 common shares with a par value of US$0.0001 each, of which 686,505,790 common shares are designated as Class A common shares and 313,494,210 are designated as Class B common shares. As of March 31, 2011, the most recent practicable date, there are 104,853,940 Class A common shares and 286,520,870 Class B common shares outstanding.

          The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.
Registered Office and Objects
          The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.
Board of Directors
          See “Item 6.C. Board Practices — Board of Directors.”
Common Shares
          General. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.
          Dividends. The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that we have funds lawfully available for such purpose and immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business.
          Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time Ms. Peggy Yu Yu and Mr. Guoqing Li and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share shall be automatically and immediately converted into one share of Class A common share, and we shall not issue any Class B common shares thereafter.

          Voting Rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy. We currently do not allow shareholders to vote electronically.
          A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors. Advance notice of at least seven calendar days is required for the convening of shareholders’ meetings.
          An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any authorized but unissued shares.
          Transfer of Shares. Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
          Our board of directors may decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; and (b) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.
          If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.
          Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of common shares on a pro-rata basis, or otherwise as determined by the liquidator with the sanction of a special resolution of the shareholders.
          Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
          Redemption of Shares. Under the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by a special resolution, provided:
          (a) no share can be redeemed unless it is fully paid up;
          (b) no share can be redeemed such that there are no shares outstanding; and
          (c) no share can be redeemed after we have commenced liquidation.
          The payment of the redemption price may be made out of profits, or, subject to us being able to pay our debts as they fall due in the ordinary course of business immediately after such payment, be made out of the share premium account or capital (including capital redemption reserve).
          Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
          Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

C. Material Contracts
          We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
          See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”
E. Taxation
          The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or Class A common shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
          The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
          Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 clarified that dividends and other income paid by such “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the PRC implementation regulations to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above specifies that certain PRC-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although substantially all of our operations and management are currently based in the PRC, given that our Cayman holding company is incorporated and controlled by PRC individuals instead of PRC enterprises, it is unclear whether PRC tax authorities would treat our Cayman holding company as a PRC resident enterprise for PRC enterprise income tax purposes. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of an overseas company controlled by PRC individuals, as in our case, under the applicable PRC laws and regulations. As a result, neither we nor our PRC counsel can be certain as to whether we will be classified as a PRC resident enterprise. If the PRC tax authorities determine that Dangdang Holding, our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or Class A common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes.
Material United States Federal Income Tax Considerations
          The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof and such authorities may be replaced, revolved or modified, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.
          In addition, this summary does not discuss any state, local or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A common shares.
     General
          For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.
          If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or Class A common shares, the U.S. Holder is urged to consult its tax advisors regarding an investment in our ADSs or Class A common shares.
          For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. U.S. Holders should be aware, however, that the U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.
          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by such ADSs.
     Passive Foreign Investment Company Considerations
          A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rent annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. In addition, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
          Although the law in this regard is unclear, we treat Dangdang Kewen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of Dangdang Kewen but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Dangdang Kewen for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.
          Accordingly, assuming that we are the owner of Dangdang Kewen for United States federal income tax purposes, we believe that we primarily operate an active online retailing business in China and, our income and assets and value of our ADSs and Class A common shares, we do not expect to be classified as a PFIC for the current taxable year or any subsequent taxable years. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us. As they are inherently factual matters, our special United States counsel expresses no opinion with respect to our expectations contained in this paragraph.
          Furthermore, because there are uncertainties in the application of the relevant rules as described above, it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.
          The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Common Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”
     Dividends
          Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates applicable to ordinary income provided that certain holding period requirements are met.
          A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The U.S. Treasury Department has determined that the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, or the U.S.-PRC Tax Treaty, meets the requirements described above. We believe that we are a qualified foreign corporation for United States federal income tax purposes because the ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Furthermore, we believe that we will qualify for the benefits under the U.S.-PRC Tax Treaty and that we are not currently and are not likely to become in the near future, a PFIC. However, the eligibility requirements for foreign corporations are technical and uncertain and, therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in their particular circumstances.
          In the event that we are deemed to be a PRC “resident enterprise” under PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC Tax Treaty. See “Taxation—Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A common shares. U.S. Holders are urged to consult their tax advisors regarding the availability under the U.S.-PRC Tax Treaty of a reduced withholding tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A common shares will not be eligible for the dividends received deduction allowed to corporations.
          Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
     Sale or Other Disposition of ADSs or Class A Common Shares
          Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term if our ADSs or Class A common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A common shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.
     Passive Foreign Investment Company Rules
          If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules the:
•	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A common shares;

•	amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be subject to tax as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.
          If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-

tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
          As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our Class A common shares, provided that our ADSs continue to be listed on the New York Stock Exchange and that ADSs are regularly traded. We believe that our ADSs qualify as regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
          Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
          We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from (and generally less adverse then) the general tax treatment for PFICs described above.
          If a U.S. Holder holds our ADSs or Class A common shares during any taxable year that we are not a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service.
          In the case of a U.S. Holder who has held our ADSs or Class A common shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such ADSs or Class A common shares (or any portion thereof), and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or Class A common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.
     Information Reporting and Backup Withholding
          Individual U.S. Holder and certain entities may be required to submit to the U.S. Internal Revenue Service certain information with respect to his or her beneficial ownership of the ADSs or Class A common shares, if our ADSs or Class A common shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or Class A common shares.
          In addition, dividend payments with respect to our ADSs or Class A common shares and proceeds from the sale, exchange or redemption of our ADSs or Class A common shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service in a timely manner and furnishing any required information.
F. Dividends and Paying Agents
          Not applicable.
G. Statement by Experts
          Not applicable.
H. Documents on Display

     We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our Class A common shares represented by ADSs.
     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
I. Subsidiary Information
          For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Interest Rate Risk
          Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits, which are unrestricted as to withdrawal and use, and held-to-maturity investments. As of December 31, 2009, our held-to-maturity investments were related to fixed income investments established by banks in the PRC. The interest rates ranged from 3.2% to 4.0% per annum. These investments all matured over various dates in 2010. As of December

31, 2010, we did not hold any held-to-maturity investments. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
     Foreign Exchange Risk
          Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of this offering, most or substantially all of which we expect to convert into Renminbi over time for the uses discussed elsewhere under “Use of Proceeds.” As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.
          The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and Renminbi, because we use Renminbi as our functional and reporting currency while the ADSs will be traded in U.S. dollars.
          The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
          To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions, or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. As of December 31, 2010, we had RMB-denominated cash balances of RMB79.2 million (US$12.0 million) and USD-denominated cash balances of US$243.5 million as well as small amounts of cash balances denominated in Euro and Hong Kong dollar.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
          Not applicable.

B. Warrants and Rights
          Not applicable.
C. Other Securities
          Not applicable.
D. American Depositary Shares
Fees and Expenses
          As an ADS holder, you will be required to pay the following service fees to the depositary:

Fees:	Service:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class A common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A common shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Fees:	Service:
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Class A common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes
• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
          The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
          The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us.
          From December 2010 to the date of this annual report, we received a reimbursement of $3.3 million, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADS Facility.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

          The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-170663) for our initial public offering of 19,550,000 ADSs, representing 97,750,000 Class A common shares, which registration statement was declared effective by the SEC on December 8, 2010.
          For the period from the effective date of the registration statement to December 31, 2010, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$23.7 million, which included US$20.8 million for underwriting discounts and commissions and US$2.9 million for other expenses. We received net proceeds of approximately US$198.8 million from our initial public offering.
          For the period from the effective date to December 31, 2010, we did not use a substantial portion of the net proceeds received from our initial public offering.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
          Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.
          Based upon that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
          This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
          Prior to our initial public offering in December 2010, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2010, our independent registered public accounting firm identified one material weakness in our internal control over financial closing and reporting process, which was related to us not having a sufficient number of professionals in our financial accounting and reporting group with the requisite knowledge of U.S. GAAP and SEC reporting requirements.
          We have undertaken certain remedial steps to address the material weakness, including hiring additional professionals with experience in US GAAP and SEC reporting from reputable accounting firms, training our new and existing accounting staff and setting up new internal audit department. We are also setting up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we plan to continue to address and remediate in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Under the supervision and with the participation of our senior management, including our executive chairman, chief executive officer and our chief financial officer, we are forming a taskforce led by senior management members including our chief financial officer in pursuing compliance with the requirements of Sarbanes-Oxley Act and are continuing to undertake measures to improve our internal control over financial reporting. These measures include but are not limited to continuously strengthening our accounting resources, improving our financial closing and reporting process and procedures, and developing and strengthening our internal audit function.
          As we are still in the evaluation process, we may identify additional control deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.
Changes in Internal Control over Financial Reporting
          There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
          We have determined that Mr. Ke Zhang, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualifies as an “audit committee financial expert.”
Item 16B. Code of Ethics
          Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. We have posted a copy of our code of business conduct and ethics on our website at http://ir.dangdang.com.
Item 16C. Principal Accountant Fees and Services
          The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated.

	2009	2010
Audit fees (1)	RMB450,000	RMB2,000,000
Audit-related fees(2)	—	RMB4,100,000

(1)	“Audit fees” means the aggregate fees billed or unbilled in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally issue of the comfort letter and review of interim financial information in 2010 in connection with our initial public offering.
          All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          None.
Item 16F. Change in Registrant’s Certifying Accountant
          Not applicable.
Item 16G. Corporate Governance
          Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.
PART III
Item 17. Financial Statements
          We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
          The consolidated financial statements of E-Commerce China Dangdang Inc., its subsidiaries and affiliated entities are included at the end of this annual report.
Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010.

2.1	Registrant’s Specimen Certificate for Class A common shares (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

2.2	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.4	Second Amended and Restated Shareholders Agreement dated as of June 27, 2006 among the Registrant, Beijing Dangdang Information Technology Co., Ltd. (previously known as Beijing Kewen Shuye Information Technology Co., Ltd.), its common shareholders and preferred shareholders. (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

4.1	2004 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

Exhibit Number	Description of Document

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.5	English translation of Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.6	English translation of Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.7	English translation of Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.8	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.9	English translation of Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

8.1*	List of Consolidated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Ernst & Young Hua Ming

*	Filed herewith

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Commerce China Dangdang Inc.
By:	/s/ Peggy Yu Yu
	Name:	Peggy Yu Yu
	Title:	Executive Chairwoman

Date: April 21, 2011

E-COMMERCE CHINA DANGDANG INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
E-Commerce China Dangdang Inc.:
We have audited the accompanying consolidated balance sheets of E-Commerce China Dangdang Inc. (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, cash flows and changes in shareholders’ (deficit) equity for each of the three years ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Commerce China Dangdang Inc. as of December 31, 2009 and 2010 and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China
April 21, 2011

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		December 31,
	Notes	2009	2010
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		75,759	1,691,906	256,349
Held-to-maturity investments	3	90,000	—	—
Inventories	4	540,744	896,273	135,799
Accounts receivable (net of allowance for doubtful accounts of RMB nil and RMB1,793 (US$271) as of December 31, 2009 and 2010, respectively)		11,764	17,802	2,697
Prepaid expenses and other current assets (Including expenses prepaid to related parties amounting to RMB nil and RMB9,625 (US$1,458) as of December 31, 2009 and 2010, respectively)	5	51,963	100,639	15,248
Amounts due from related parties	11	3,130	3,014	457
Deferred tax assets	10	—	22,095	3,348

Total current assets		773,360	2,731,729	413,898

Fixed assets, net	6	27,058	55,934	8,475
Prepaid expenses (Including expenses prepaid to related parties amounting to RMB nil and RMB9,625 (US$1,458) as of December 31, 2009 and 2010, respectively)		487	11,891	1,801
Deferred tax assets	10	—	1,903	288

Total assets		800,905	2,801,457	424,462

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable		618,062	865,953	131,205
Deferred revenue		38,519	80,077	12,133
Accrued expenses and other current liabilities	7	80,731	170,349	25,810
Amounts due to selling shareholders	8	—	255,568	38,723
Amounts due to related parties	11	16,105	15,253	2,311

Total current liabilities		753,417	1,387,200	210,182

Total liabilities		753,417	1,387,200	210,182

Commitments and contingencies	13

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		December 31,
	Notes	2009	2010
		RMB	RMB	US$
Convertible preferred shares:
Series A convertible preferred shares (par value of US$0.0001 per share; 44,285,710 shares authorized; 44,285,710 and nil shares issued and outstanding as at December 31, 2009 and 2010; as at December 31, 2009 and 2010, aggregate liquidation preference amounts were RMB42,321 and RMB nil, respectively)	16	51,314	—	—
Series B convertible preferred shares (par value of US$0.0001 per share; 43,995,740 shares authorized; 43,995,740 and nil shares issued and outstanding as at December 31, 2009 and 2010, respectively; as at December 31, 2009 and 2010, aggregate liquidation preference amounts were RMB51,194 and RMB nil, respectively)	16	57,001	—	—
Series C convertible preferred shares (par value of US$0.0001 per share; 40,419,170 shares authorized; 40,419,170 and nil shares issued and outstanding as at December 31, 2009 and 2010; as at December 31, 2009 and 2010, aggregate liquidation preference amounts were RMB184,361 and RMB nil, respectively)	16	209,716	—	—

Shareholders’ (deficit) equity:
Common shares (par value of US$0.0001 per share and US$ nil as at December 31, 2009 and 2010, respectively; 500,000,000 and nil shares authorized as at December 31, 2009 and 2010, respectively; 175,644,260 and nil shares issued and outstanding as at December 31, 2009 and 2010, respectively)	14	151	—	—
Class A common shares (par value of US$ nil and US$0.0001 per share as at December 31, 2009 and 2010, respectively; nil and 686,505,790 shares authorized as at December 31, 2009 and 2010, respectively; nil and 104,533,340 shares issued and outstanding as at December 31, 2009 and 2010, respectively)	14	—	71	11
Class B common shares (par value of US$ nil and US$0.0001 per share as at December 31, 2009 and 2010, respectively; nil and 313,494,210 shares authorized as at December 31, 2009 and 2010, respectively; nil and 286,520,870 shares issued and outstanding as at December 31, 2009 and 2010, respectively)	14	—	223	34
Additional paid-in capital		123,002	1,787,665	270,858
Accumulated other comprehensive loss		(13,129)	(22,138)	(3,354)
Accumulated deficit		(380,567)	(351,564)	(53,269)

Total shareholders’ (deficit) equity		(270,543)	1,414,257	214,280

Total liabilities, convertible preferred shares and shareholders’ (deficit) equity		800,905	2,801,457	424,462

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		Year Ended December 31,
	Notes	2008	2009	2010
		RMB	RMB	RMB	US$
Net revenues
Product revenue	9	764,510	1,450,096	2,255,521	341,746
Other revenue		1,550	7,556	26,159	3,963

Total net revenues		766,060	1,457,652	2,281,680	345,709

Cost of revenues
Total cost of revenues (including purchases from a related party amounting to RMB1,757, RMB4,280 and RMB4,100 (US$621) for the years ended December 31, 2008, 2009 and 2010, respectively)	11	(638,817)	(1,129,961)	(1,775,881)	(269,073)

Gross profit		127,243	327,691	505,799	76,636
Operating expenses:
Fulfillment (including service fees payable to related parties amounting to RMB7,797, RMB13,275 and RMB9,625 (US$1,458) for the years ended December 31, 2008, 2009 and 2010, respectively)	11	(120,837)	(201,270)	(286,443)	(43,400)
Marketing		(40,766)	(38,473)	(76,669)	(11,616)
Technology and content		(26,436)	(38,989)	(64,682)	(9,800)
General and administrative (including consulting fees paid to related parties amounting to RMB2,734, RMB2,732 and RMB nil for the years ended December 31, 2008, 2009 and 2010, respectively)	11	(26,991)	(38,021)	(67,903)	(10,288)
Government grants		—	—	4,805	728

(Loss) income from operations		(87,787)	10,938	14,907	2,260

Interest income		7,740	5,418	7,087	1,074
Other (expenses) income, net		(1,710)	560	(3,273)	(496)

(Loss) income before income taxes		(81,757)	16,916	18,721	2,838
Income tax benefit	10	—	—	12,061	1,827

Net (loss) income		(81,757)	16,916	30,782	4,665
Deemed dividend on Series C convertible preferred shares	16	—	—	(1,779)	(270)

Net (loss) income attributable to common shareholders		(81,757)	16,916	29,003	4,395

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		Year Ended December 31,
	Notes	2008	2009	2010
		RMB	RMB	RMB	US$
(Loss) income per common share
Basic	17	(0.47)	—	0.02	0.00
Diluted	17	(0.47)	—	0.02	0.00

Shares used in (loss) income per Class A and B common share computation:
Common shares:
Basic	17	175,644,260	175,644,260
Diluted	17	175,644,260	175,644,260

Class A common shares:
Basic	17	—	—	6,712,195	6,712,195
Diluted	17	—	—	216,359,263	216,359,263

Class B common shares:
Basic	17	—	—	181,562,768	181,562,768
Diluted	17	—	—	181,562,768	181,562,768
See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(81,757)	16,916	30,782	4,665
Adjustments to reconcile net (loss) income to net cash from operating activities:
Allowance for doubtful receivables	—	—	1,793	271
Depreciation of fixed assets	8,057	12,742	20,098	3,045
Share-based compensation	2,363	3,997	10,300	1,561
Changes in operating assets and liabilities:
Increase in inventories	(131,196)	(239,931)	(355,529)	(53,868)
Increase in accounts receivable	(100)	(3,739)	(7,831)	(1,186)
Increase in prepaid expenses and other current assets	(1,621)	(34,474)	(48,699)	(7,379)
Decrease in due from related parties	1,906	883	116	17
Increase in deferred tax assets	—	—	(23,998)	(3,636)
Increase in other non-current assets	—	(487)	(11,404)	(1,727)
Increase in accounts payable	136,435	245,809	240,741	36,475
Increase in deferred revenue	13,227	22,760	41,558	6,296
Increase in accrued expenses and other current liabilities	15,663	42,409	85,852	13,008
(Decrease) increase in amounts due to related parties	(394)	5,206	(520)	(78)

Net cash (used in) provided by operating activities	(37,417)	72,091	(16,741)	(2,536)

Cash flows from investing activities:
Purchases of fixed assets	(10,325)	(22,828)	(41,824)	(6,337)
Proceeds received from maturity of held-to-maturity investments	639,000	823,000	1,728,000	261,818
Purchases of held-to-maturity investments	(587,000)	(863,000)	(1,638,000)	(248,182)

Net cash provided by (used in) investing activities	41,675	(62,828)	48,176	7,299

Cash flows from financing activities:
Proceeds from amounts received in advance of stock options	166	—	—	—
Proceeds from exercise of share options	—	—	10,398	1,575
Proceeds from disposal of Class B common shares received on behalf of selling shareholders	—	—	257,124	38,958
Proceeds from initial public offering	—	—	1,343,357	203,539
Initial public offering expenses	—	—	(15,219)	(2,306)

Net cash provided by financing activities	166	—	1,595,660	241,766

Effect of exchange rate changes on cash and cash equivalents	(1,446)	(13)	(10,948)	(1,659)

Net increase in cash and cash equivalents	2,978	9,250	1,616,147	244,870

Cash and cash equivalents at beginning of the year	63,531	66,509	75,759	11,479

Cash and cash equivalents at end of the year	66,509	75,759	1,691,906	256,349

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares)

			Class A		Class B		Additional paid-			Total
	Common shares		common shares		common shares		in	Accumulated other	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	comprehensive loss	deficit	(deficit) equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2008	175,644,260	151	—	—	—	—	116,476	(11,670)	(315,726)	(210,769)
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	(81,757)	(81,757)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,446)	—	(1,446)

Total comprehensive loss										(83,203)
Common shares to be issued for stock option exercised	—	—	—	—	—	—	166	—	—	166
Share-based compensation	—	—	—	—	—	—	2,363	—	—	2,363

Balance at December 31, 2008	175,644,260	151	—	—	—	—	119,005	(13,116)	(397,483)	(291,443)
Comprehensive income
Net income	—	—	—	—	—	—	—	—	16,916	16,916
Foreign currency translation adjustment	—	—	—	—	—	—	—	(13)	—	(13)

Total comprehensive income										16,903
Share-based compensation	—	—	—	—	—	—	3,997	(-)	—	3,997

Balance at December 31, 2009	175,644,260	151	—	—	—	—	123,002	(13,129)	(380,567)	(270,543)

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares)

			Class A		Class B		Additional paid-			Total
	Common shares		common shares		common shares		in	Accumulated other	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	comprehensive loss	deficit	(deficit) equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Comprehensive income
Net income	—	—	—	—	—	—	—	—	30,782	30,782
Foreign currency translation adjustment	—	—	—	—	—	—	—	(9,009)	—	(9,009)

Total comprehensive income										21,773
Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	—	—	—	(1,779)	(1,779)
Share-based compensation	300,000	—	—	—	—	—	10,300	—	—	10,300
Re-registration of common shares to Class B common shares	(175,944,260)	(151)	—	—	175,944,260	151	—	—	—	—
Issuance of Class A common shares	—	—	67,500,000	45	—	—	1,343,312	—	—	1,343,357
Initial public offering cost capitalized	—	—	—	—	—	—	(19,058)	—	—	(19,058)
Conversion of convertible preferred shares into common shares	—	—	—	—	137,549,950	91	319,718	—	—	319,809
Conversion of Class B common shares into Class A common shares	—	—	26,973,340	19	(26,973,340)	(19)	—	—	—	—
Exercise of stock options	—	—	10,060,000	7	—	—	10,391	—	—	10,398

Balance at December 31, 2010	—	—	104,533,340	71	286,520,870	223	1,787,665	(22,138)	(351,564)	1,414,257

Balance at December 31, 2010 in US$		—		11		34	270,858	(3,354)	(53,269)	214,280

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 1—ORGANIZATION AND BASIS OF PRESENTATION
E-Commerce China Dangdang Inc. (the “Company”) is a limited company incorporated on January 7, 2000 and domiciled in the Cayman Islands. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and affiliated PRC entities (“Affiliated PRC Entities”), entities controlled through contractual arrangements.
The Company is principally engaged in the sales of books, audio-visual products, periodicals, consumer electronics and other general merchandise on the internet. The Company’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).
Details of the Company’s subsidiaries and its Affiliated PRC Entities as of December 31, 2010 are as follows:

Percentage of
	Date of	Place of	Ownership by the
Company	Establishment	Establishment	Company	Principal Activities
Beijing Dangdang Information Technology Co., Ltd. (“Dangdang Information”)	July 8, 1997	PRC	100%	Sales of books on the internet

Beijing Dangdang Kewen E-Commerce Co., Ltd. (“Dangdang Kewen”)	August 24, 2004	PRC	Nil	Sales of audio-visual products, periodicals, consumer electronics and other general merchandise on the internet

Wuxi Dangdang Information Technology Co., Ltd. (“Wuxi Dangdang Information”)	August 11, 2010	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet

Wuxi Dangdang Kewen E-Commerce Co., Ltd. (“Wuxi Dangdang Kewen”), a wholly owned subsidiary of Dangdang Kewen	September 20, 2010	PRC	Nil	Sales of consumer electronics and other general merchandise on the internet

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)
In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in internet content, the Company operates its website and provides online sales in the PRC through Dangdang Kewen. The equity interests of Dangdang Kewen are legally held directly by Ms. Yu Yu and Mr. Guoqing Li, shareholders and directors of the Company. The effective control of Dangdang Kewen is held by Dangdang Information through a series of contractual arrangements (the “Contractual Agreements”). As a result of the Contractual Agreements, Dangdang Information maintains the ability to control Dangdang Kewen, is entitled to substantially all of the economic benefits from Dangdang Kewen and is obligated to absorb all of Dangdang Kewen’s expected losses. Therefore, the Company consolidates Dangdang Kewen in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation.
The following is a summary of the Contractual Agreements:
Loan agreement
The shareholders of Dangdang Kewen, namely Ms. Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004. Under this loan agreement, Dangdang Information granted an interest-free loan of RMB2.0 million to Ms. Yu Yu and Mr. Guoqing Li, collectively, for their capital contributions to Dangdang Kewen. Dangdang Information will make further loans to Dangdang Kewen to support the continued development of its business operations. The term of the loan is from December 2004 until the date when Dangdang Information requests repayment. Dangdang Information may request repayment of the loan with 30 days’ advance notice. The loan is not repayable at the discretion of the shareholders.
Exclusive call Option agreement
The shareholders of Dangdang Kewen entered into an option agreement with Dangdang Information in December 2004, under which the shareholders of Dangdang Kewen jointly and severally granted to Dangdang Information an option to purchase their equity interests in Dangdang Kewen. Under the option agreement, Dangdang Information will make loans to the founders pursuant to the development of the business operations of Dangdang Kewen. The purchase price will be set off against the loan repayment under the loan agreement. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen or freely transfer the option to any third party and such third party may assume the rights and obligations of the option agreement.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)
Exclusive technical support service agreement
Dangdang Information and Dangdang Kewen entered into an exclusive technical support service agreement in May 2006, under which Dangdang Kewen engages Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees determined based on the revenues of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has no definite term and can only be terminated mutually by the parties. During the term of the agreement, Dangdang Kewen may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of Dangdang Information.
Share pledge agreement
The shareholders of Dangdang Kewen entered into a share pledge agreement with Dangdang Information in December 2004 under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure their obligations under the above agreements. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. The Shareholders of Dangdang Kewen may not transfer or assign the shares, the rights and obligations in the share pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without Dangdang Information’s preapproval. Dangdang Information is entitled to transfer or assign in full or in part the shares pledged. In the event of default, Dangdang Information as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)
In July 2010, the Contractual Agreements were supplemented with the following terms:
•	Each shareholder of Dangdang Kewen has executed a power of attorney to appoint Dangdang Information as the irrevocable proxy to act on his or her behalf on all matters pertaining to Dangdang Kewen and to exercise all of his or her rights as a shareholder of Dangdang Kewen, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of his or her equity interests in Dangdang Kewen;

•	With respect to the share pledge agreement, distributions are not permitted, however, to the extent there is a distribution, including but not limited to any loans, the shareholders of Dangdang Kewen have to remit amounts in full to Dangdang Information immediately;

•	With respect to the share pledge agreement, Dangdang Information shall provide the necessary financial support to Dangdang Kewen to fund any losses incurred by Dangdang Kewen during the term of the pledge and not request for repayment if Dangdang Kewen is unable to do so;

•	With respect to the exclusive technical support service agreement, the annual fee can be set and revised annually by Dangdang Information unilaterally with reference to the performance of Dangdang Kewen; and

•	With respect to the option agreement, the purchase price of the equity interests in Dangdang Kewen is equal to the original capital contribution amount.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Principles of consolidation
The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries and its Affiliated PRC Entities in which it has a controlling financial interest. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, as Dangdang Information demonstrates its ability to control Dangdang Kewen through the Company’s rights to all the residual benefits Dangdang Kewen and Dangdang Information’s obligation to fund losses of Dangdang Kewen, the entity and its subsidiaries are included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries and PRC Affiliated Entities have been eliminated in consolidation.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, sales returns, vendor and customer incentives, allowances for doubtful accounts, lower of cost and market of inventories, useful lives of long-lived assets, realization of deferred tax assets, share-based compensation expense and uncertain tax positions. Actual results could materially differ from those estimates.
Foreign currency translation and transactions
The functional currency of the Company is the United States dollar (“US$”). The Company’s subsidiaries and Affiliated PRC Entities determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ (deficit) equity.
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations. The foreign exchange (losses) income for the years ended December 31, 2008, 2009 and 2010 amounting to RMB(1,554), RMB218 and RMB(2,317) respectively.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Convenience translation
Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.600 to US$1.00 on December 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.
Held-to-maturity investments
The Company accounts for its investments in accordance with ASC 320, Investments-Debt and Equity Securities. According to ASC 320, the investments in debt securities are accounted for as either “held-to-maturity”, “trading” or “available-for-sale”.
Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320, Investments—Debt and Equity Securities. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of operations. No impairment loss was recognized on the held-to-maturity securities for any of years presented.
Inventories
Inventories, consisting of products available for sale and packaging material, are accounted for using the first-in first-out method, and are valued at the lower of cost or market. This valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Fixed assets, net
Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Electronic equipment	3 years	0%
Office equipment	3-8 years	0%
Vehicles	3 years	0%
Leasehold improvements	The shorter of the expected life of leasehold improvements and the lease term	0%
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.
Impairment of long-lived assets
The Company evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for any of the years presented.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Fair value
Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, accounts receivables, other receivables, amounts due from/to related parties, amounts due to selling shareholders, accounts payable, other payables and held-to-maturity investments. As at December 31, 2009 and 2010, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.
The carrying values of the Series A and C convertible preferred shares are the issuance price at their respective issuance dates less the attributable issuance costs (note 16). The carrying value of the Series B convertible preferred shares is based on its relative fair value with the common shares that were issued concurrently. Pursuant to the respective convertible preferred share agreements, the convertible preferred shares are not redeemable until the occurrence of a deemed liquidation event. There is no accretion to their respective redemption values until it is probable a deemed liquidation event is to occur.
Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures. ASC820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Company’s financial condition, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
There were no financial instruments subject to fair value measurement as at December 31, 2009 and 2010.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Modification of Series C convertible preferred shares
The Company assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the convertible preferred shares immediately after the amendment changed by more than 10 percent from the fair value of the convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the convertible preferred shareholders. When convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the convertible preferred shareholders. Modifications that result in a decrease in the fair value of the convertible preferred shares are not recognized.
Revenue
The Company’s principal business is to sell media products and general merchandise sourced from publishers, manufacturers and distributors in China and operate the dangdang.com marketplace program, under which third-party merchants sell general merchandise on the Company’s website.
Consistent with the criteria of Staff Accounting Bulletin No. 104, Revenue Recognition, the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.
Customers place their order for products online fixing the related selling price and shipping charge. Payment for the purchased product is made either before delivery or upon delivery. Revenue, net of discounts and return allowances, are recorded when title passes to customers upon delivery. Return allowances, which reduce product revenue, are estimated based on historical experience. Shipping charges to customers are included in product revenue and totaled RMB10,047, RMB3,211, and RMB12,727 (US$1,928) for the years ended December 31, 2008, 2009, and 2010, respectively.
Other revenue primarily consists of fees charged to third-party merchants participating in the Company’s marketplace program. The fees are derived from a service charge to participate in the program for a designated period of time, a percentage of the transaction value and a fixed commission.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue (continued)
Fee revenue is recognized ratably over the period of the arrangement, generally up to one year. Fees from transactions are recognized when the transaction is complete and collectability is reasonably assured.
In accordance with ASC 605, Revenue Recognition, the Company records product sales and related costs on a gross basis when it is the primary obligor in a transaction. When the Company is not the primary obligor in a transaction and is instead acting as an agent, such as in transactions on the Company’s marketplace program, fees earned are recorded on a net basis.
Revenue is recorded net of value-added and business taxes.
The Company periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may be granted to customers to incentivize a current purchase. Alternatively, coupons may be given to a customer that has made a purchase of a minimum value but for which may only be used in a future purchase. Discounts for current purchases are treated as a reduction of revenue for the related transaction. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, Revenue Recognition, as the right does not represent a significant and incremental discount to the customer. Discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized.
The Company records deferred revenue when it sells gift cards. The Company records revenue when a customer redeems the gift card. Gift cards are generally valid for one year from the date of issuance. Unredeemed amounts are recorded in other revenue when the gift card expires.
Loyalty programs
Customers may earn loyalty points from the purchase of merchandise from the Company. Points are earned based on the amount and types of merchandise purchased and expire at the end of the next calendar year. Customers may redeem the loyalty points for discount coupons to be used on future purchases of selected items on the Company’s website or exchanged for discount coupons for third-party products or services. The Company does not pay nor has any obligations to the third-party providers. Instead, such program allows third-party providers a channel to the Company’s customers. In addition, customers may attain a tiered membership status based on the value of merchandise purchased over the past twelve months. Membership status entitles the holder to certain discounts on future purchases of selected items on the Company’s website. Membership status is subject to renewal every twelve months. The Company accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs have been insignificant since the inception of the respective loyalty programs.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Cost of revenue
Cost of revenue represents cost of goods sold including the purchase price of consumer products and content sold by the Company as well as packaging supplies. Dangdang Information is subject to business tax and other surcharges on the revenue earned for exclusive technical support provided to Dangdang Kewen, pursuant to the Contractual Agreements (note 1). Such business tax and other surcharges have been insignificant for the years presented.
Rebates and promotion fees
The Company has agreements to receive consideration from certain of its vendors, including rebates for products it sells over a period of time as well as for promoting vendors’ products during the year. The rebates are not sufficiently separable from the Company’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Company to sell vendors’ products. The Company accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased and therefore, the Company records such amounts as a reduction of “cost of revenues” in the consolidated statements of operations. Rebates are based on the volume of sales to the Company’s customers for a specified period and are recognized when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction of “cost of revenues” while those that are not linked to specific purchases are allocated between “cost of revenues” and “inventories” based on purchases for the year.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Fulfillment
Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations. Out-bound shipping costs totaled RMB72,409, RMB119,279 and RMB162,365 (US$24,601) for the years ended December 31, 2008, 2009 and 2010, respectively.
Marketing
Marketing costs consist primarily of advertising, promotion relating to marketing activities and payroll and related expenses for personnel engaged in marketing, business development and selling activities.
Advertising costs, which consist primarily of online advertising, are expensed as incurred, and totaled RMB37,849, RMB34,757 and RMB72,893 (US$11,044), in the years ended December 31, 2008, 2009 and 2010, respectively.
Technology and content
Technology and content expenses consist principally of payroll and related expenses for employees involved in category expansion, editorial content, and systems support, as well as costs and depreciation associated with the computing, storage and telecommunications infrastructure used internally and supporting online activities.
Technology and content costs are expensed as incurred. Software development costs are also expensed as incurred as the costs qualifying for capitalization have been insignificant.
General and administrative
General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; and other general corporate costs.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Leases
The Company enters into operating leases wherein payments are recognized as an expense on a straight-line basis over the lease term. The Company had no capital leases for any of the years stated herein.
Comprehensive income (loss)
Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the years presented, the Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of changes in shareholders’ (deficit) equity.
Government grants
Government grants received in connection with the maintenance of the Company’s operations in specific locations are recognized as deferred government grants when received and recorded as other operating income over the period the attached conditions are met and the government grants are earned.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Income tax
The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
On January 1, 2007, the Company adopted ASC 740, Income taxes, to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740 to beginning retained earnings. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of operations as income tax expense.
In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Share-based compensation
The Company’s employees and directors participate in the Company’s share-based scheme. The Company applies ASC 718, Compensation-Stock Compensation, to account for its employee share-based payments.
In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
Loss (income) per share
(Loss) income per share is calculated in accordance with ASC 260, Earnings Per Share. Basic (loss) income per common share is computed by dividing net (loss) income attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net (loss) income is allocated between the Class A and Class B common shares and other participate securities based on their participating rights. Diluted (loss) income per common share reflects the potential dilution that could occur if securities to issue common shares were exercised. The dilutive effect of convertible preferred shares and outstanding share-based awards is reflected in the diluted (loss) income per share by application of the if-converted method and treasury stock method respectively. Dilutive equivalent shares are excluded from the computation of diluted (loss) income per share if their effects would be anti-dilutive. The computation of the dilutive net income per share of Class A common share assumes the conversion of Class B common shares, while the diluted income per share of Class B common share does not assume the conversion of those shares.
The liquidation and dividend rights of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, Earnings Per Share, the undistributed income for each year is allocated based on the contractual participation rights of the Class A and Class B common shares as if the income for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed income is allocated on a proportionate basis.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Segment reporting
The Company follows ASC 280, Segment Reporting. The Company’s chief operating decision maker, who has been identified as the executive chairwoman of the board of directors, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of a single class of global services for accelerating and improving the delivery of content and applications over the Internet. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.
Concentration of risks
Concentration of credit risk
Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables and held-to-maturity investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2010, substantially all of the Company’s cash and cash equivalents were deposited in financial institutions located in the Mainland China and Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
Concentration of customers and suppliers
There are no revenues from customers or purchases from suppliers which individually represent greater than 10% of the total revenues for the three years ended December 31, 2010.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Concentration of risks (continued)
Currency convertibility risk
The Company transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 0.09% and 3.01% in 2009 and 2010, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
Business risk
Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. Foreign investors are not allowed to own more than 50% equity interest in any entity with an Internet content distribution business. Currently, the Company conducts its operations in China through a series of contractual arrangements entered into among Dangdang Information, Dangdang Kewen and its shareholders. The relevant regulatory authorities may find the current ownership structure, contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent accounting pronouncements
In October 2009, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and are to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company early adopted the new guidance as of January 1, 2009. The adoption of ASU 2009-13 has no impact on the Company’s consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 3—HELD-TO-MATURITY INVESTMENTS
As at December 31, 2009, the held-to-maturity investments of the Company were related to fixed income investments established by banks in the PRC. The interest rates ranged from 3.2% to 4.0% per annum. The investments matured over various dates in 2010.
Note 4—INVENTORIES

	As at December 31,
	2009	2010
	RMB	RMB	US$
Media products	505,324	734,008	111,213
General merchandise	29,486	154,422	23,398
Packing materials and others	5,934	7,843	1,188

	540,744	896,273	135,799

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	As at December 31,
	2009	2010
	RMB	RMB	US$
Prepayments to suppliers	4,909	572	87
Prepayments to related parties	—	9,625	1,458
Rental, insurance and other expenses	3,091	7,442	1,128
Rebates and promotion fees receivable	25,646	49,492	7,499
Warehouse deposits	4,687	11,510	1,744
Interest receivable	2,007	—	—
Value-added tax receivable, net	10,610	16,435	2,490
Other receivables	1,013	5,563	842

	51,963	100,639	15,248

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 6—FIXED ASSETS, NET
Fixed assets consist of the following:

	As at December 31,
	2009	2010
	RMB	RMB	US$
Electronic equipment	37,615	76,793	11,635
Office equipment	10,436	15,274	2,314
Vehicles	498	1,304	198
Leasehold improvements	4,481	7,207	1,092

	53,030	100,578	15,239

Less: accumulated depreciation	(25,972)	(44,644)	(6,764)

Fixed assets, net	27,058	55,934	8,475

Depreciation expense was RMB8,057, RMB12,742 and RMB20,098 (US$3,045) for the years ended December 31, 2008, 2009 and 2010, respectively.
Note 7—ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31,
	2009	2010
	RMB	RMB	US$
Accrued expenses	27,312	49,818	7,548
Accrued payroll	12,988	19,447	2,947
Taxes payables	9,006	32,312	4,896
Deposits from service providers	15,874	27,260	4,130
Sales refund payable	14,463	24,300	3,682
Other payables	1,088	17,212	2,607

	80,731	170,349	25,810

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 8—AMOUNT DUE TO SELLING SHAREHOLDERS
The balance represented the initial public offering proceeds received on behalf of the selling shareholders as of December 31, 2010 and was subsequently settled in January 2011.
Note 9—PRODUCT REVENUE

	Year Ended December 31
	2008	2009	2010
	RMB	RMB	RMB	US$
Media products	697,681	1,297,120	1,863,431	282,338
General merchandise	66,829	152,976	392,090	59,408

	764,510	1,450,096	2,255,521	341,746

Note 10—INCOME TAX BENEFIT
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
China
The Group’s PRC subsidiaries and PRC affiliated entities are subject to the statutory rate of 25% in 2008, 2009 and 2010 in accordance with the new enterprise income tax law which was effective on January 1, 2008.
Dividends paid by PRC subsidiaries of the Company out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 10—INCOME TAX BENEFIT (continued)
Income (loss) before income taxes consists of:

	Year Ended December 31
	2008	2009	2010
	RMB	RMB	RMB	US$
Non-PRC	(6,540)	(8,135)	(17,386)	(2,633)
PRC	(75,217)	25,051	36,107	5,471

	(81,757)	16,916	18,721	2,838

Income taxes consist of:

	Year Ended December 31
	2008	2009	2010
	RMB	RMB	RMB	US$
Current income tax	—	—	(11,937)	(1,809)
Deferred income tax benefit	45,916	39,260	40,479	6,133
Valuation allowance	(45,916)	(39,260)	(16,481)	(2,497)

	—	—	12,061	1,827

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	Year Ended December 31
	2008	2009	2010
	RMB	RMB	RMB	US$
Income tax computed at applicable tax rates (25%)	(20,439)	4,229	4,680	709
Effect of different tax rates in different jurisdictions	1,635	2,033	4,347	659
Non-deductible expenses	3,429	386	526	80
Effect of expired tax losses	1,196	8	1,030	156
Other adjustments	—	—	135	20
Changes in valuation allowance	14,179	(6,656)	(22,779)	(3,451)

	—	—	(12,061)	(1,827)

The PRC income tax returns for fiscal year 2005 through fiscal year 2010 remain open for examination.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 10—INCOME TAX BENEFIT (continued)
The components of deferred taxes are as follows:

	As at December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	3,581	13,739	19,987	3,028
Inventories	4,299	3,852	7,961	1,207
Provisions	118	118	832	126

Total deferred tax assets, current portion	7,998	17,709	28,780	4,361

Valuation allowance	(7,998)	(17,709)	(6,685)	(1,013)

Deferred tax assets, current portion, net	—	—	22,095	3,348

Deferred tax assets, non-current portion
Fixed assets	1,585	2,470	1,903	288
Net operating losses	36,333	19,081	9,796	1,484

Total deferred tax assets, non-current portion	37,918	21,551	11,699	1,772

Valuation allowance	(37,918)	(21,551)	(9,796)	(1,484)

Deferred tax assets, non-current portion, net	—	—	1,903	288

As of December 31, 2010, the Company had net operating losses of approximately RMB39,185 (US$5,937), which can be carried forward to offset future net profit for income tax purposes. The net operating loss carry forwards as of December 31, 2010 will expire in years 2011 to 2015 if not utilized.
The changes in unrecognized tax benefits are as follows:

	As at December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Balance at January 1	1,083	547	4,664	707
Additions based on tax positions related to the current year	—	4,117	—	—
Reductions for tax positions of prior years	(536)	—	(4,068)	(617)

Balance at December 31	547	4,664	596	90

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 10—INCOME TAX BENEFIT (continued)
At December 31, 2008, 2009, and 2010, the Company had approximately RMB547, RMB4,664 and RMB596 (US$90) of unrecognized tax benefits related to uncertain tax positions, of which RMB138 would affect the annual effective tax rate if recognized. Other uncertain tax positions are temporary in nature. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.
There is no current need for the Company to accrue interest or penalty associated with the uncertain tax positions, and, accordingly, no such accruals have been made in the Company’s account.
The PRC tax law provides a 3-5 years statute of limitation and the Company’s income tax returns are subject to examination by tax authorities during that period.
Note 11—RELATED PARTY TRANSACTIONS
a)	Related parties

Name of related parties	Relationship with the Company
Ms. Yu Yu	Shareholder and executive chairwoman of the Company

Mr. Guoqing Li	Shareholder, director and chief executive officer of the Company

Beijing Kewen Cambridge Book Co., Ltd. (“BKCB”)	Entity indirectly controlled by family members of Mr. Guoqing Li

Beijing Kewen Guolue Information Technology Co., Ltd. (“BKGI”)	Entity indirectly controlled by family members of Mr. Guoqing Li

Tripod Enterprises Holding Limited (“Tripod”)	Entity indirectly controlled by a family member of Ms. Yu Yu

Kewen Holding Co. Limited (“Kewen Holding”)	Entity indirectly controlled by Mr. Guoqing Li

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 11—RELATED PARTY TRANSACTIONS (continued)
b)	The Company had the following related party transactions for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Purchases of goods

BKCB	1,757	4,280	4,100	621

Service fees paid

BKCB	7,797	5,129	3,716	563
BKGI	—	8,146	5,909	895

Consulting fees paid

Tripod	1,367	1,366	—	—
Kewen Holding	1,367	1,366	—	—

Repayment of loans

Ms. Yu Yu and Mr. Guoqing Li	1,900	380	—	—

The purchases from BKCB, service fees paid to BKCB and BKGI and consulting fees paid to Tripod and Kewen Holding were determined by the mutually agreed amounts and payment terms.
In March 2006, the Company entered into a service agreement with KWCB and KWGI. Pursuant to such agreement the Company was charged a 3% commission on the sales of media products related to children, economics and management. In August 2010, the Company entered into an amendment to the service agreement to revise the service fees from a percentage of relevant revenues to a fixed amount of RMB28,875 for the period from January 1, 2010 to December 31, 2012. The amendment also provides that the agreement will terminate on December 31, 2012 and will not be renewed. Such amount was paid by the Company in October 2010.
The consulting agreements were terminated effective from January 1, 2010.
The loans to Ms. Yu Yu and Mr. Guoqing Li were unsecured, interest-free and repayable on demand. The balance was fully repaid in 2009.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 11—RELATED PARTY TRANSACTIONS (continued)
c)	The balances between the Company and its related parties as at December 31, 2009 and 2010 are listed below:

	As at December 31,
	2009	2010
	RMB	RMB	US$
Due from related parties:

BKCB	3,128	3,014	457
BKGI	2	—	—

	3,130	3,014	457

Prepayment to related parties:

BKCB	—	7,432	1,126
BKGI	—	11,818	1,790

	—	19,250	2,916

Due to related parties:

BKCB	3,683	4,553	690
BKGI	1,377	—	—
Tripod	5,592	5,415	820
Kewen Holding	5,453	5,285	801

	16,105	15,253	2,311

Outstanding balances at the balance sheet dates were unsecured, interest-free, and no specified repayment terms. There have been no guarantees provided or received for any related party receivables or payables.
Note 12—EMPLOYEE BENEFITS
Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB7,569, RMB9,719 and RMB22,527 (US$3,413) for the years ended December 31, 2008, 2009 and 2010, respectively.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 13—COMMITMENTS AND CONTINGENCIES
The Company leases office and fulfillment centers under non-cancelable operating leases. Rental expenses under the operating leases were RMB11,843, RMB16,792 and RMB34,879 (US$5,285) for the years ended December 31, 2008, 2009, and 2010, respectively.
Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended December 31,	RMB	US$
2011	58,830	8,914
2012	51,416	7,790
2013	31,047	4,704
2014	28,748	4,356
2015	23,869	3,617
Thereafter	174,936	26,505

	368,846	55,886

Note 14—COMMON SHARES
On September 10, 2010, the shareholders of the Company approved a dual-class common share structure, under which the 175,944,260 common shares outstanding as at the date were re-registered as Class B common shares, and all the remaining 324,055,740 authorized but unissued common shares were re-registered as Class A common shares. The two classes of common shares have identical rights except for different voting rights and conversion rights; the holders of each Class A common share issued and outstanding are entitled to one vote per share and the holders of each Class B common share issued and outstanding are entitled to ten votes per share. Each Class B common share is convertible to one Class A common share at any time whereas Class A common shares are not convertible into Class B common shares under any circumstances. In addition, if at any time Ms. Yu Yu, executive chairwoman of the Company, Mr. Guoqing Li, chief executive officer of the Company, and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share will be automatically and immediately converted into one share of Class A common share, and the Company will not issue any Class B common shares thereafter the re-registration of common shares as Class B common shares were accounted for under the carry over basis.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 15— SHARE SPLIT
On November 15, 2010, the Company’s shareholders approved and amended the Articles of Association to authorize a ten-for-one split of the Company’s issued and outstanding shares. As at November 15, 2010, this share split increased the number of issued and outstanding Class A common shares and Class B common shares from 1,006,000 shares and 17,594,426 shares to 10,060,000 and 175,944,260 shares, respectively, and increased the number of issued and outstanding Series A, Series B and Series C convertible preferred shares from 4,428,571, 4,399,574 and 4,926,850 to 44,285,710, 43,995,740 and 49,268,500 shares. Each common and convertible preferred share of the Company was subdivided into ten shares at a par value of US$0.0001.
All common and convertible preferred shares and per share amounts presented in the accompanying consolidated financial statements had been retrospectively adjusted for all periods presented, to give effect to the share split. The par value of each common and convertible preferred share had been retrospectively adjusted as if it had been in proportion to the ten-for-one share split.
Note 16—CONVERTIBLE PREFERRED SHARES
Convertible preferred shares as at December 31, 2009 consisted of the following:

		Shares Authorized and	Proceeds Net of Issuance
Issue	Issuance Date	Outstanding	Costs
			RMB	US$
Series A convertible preferred shares	February 28, 2000	44,285,710	51,314	6,200
Series B convertible preferred shares	February 25, 2004	43,995,740	78,294	9,459
Series C convertible preferred shares	June 27, 2006	40,419,170	209,716	27,009

		128,700,620	339,324	42,668

The holders of Series A, B and C convertible preferred shares (collectively, “Convertible Preferred Shares”) had various rights and preferences as follows:
Voting
In a shareholders’ meeting, the holder of each common share issued and outstanding had one vote in respect of each common share held, and the holder of each Convertible Preferred Share was entitled to the number of votes equal to the number of common shares into which such Convertible Preferred Shares could be converted.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 16—CONVERTIBLE PREFERRED SHARES (continued)
Dividends
Each holder of Series A, B and C convertible preferred shares was entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0534 per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Such dividends were payable only when, as, and if declared by the board of directors and were non-cumulative. After the holders of the Series A, B and C convertible preferred shares had received the full dividend preferences as set forth above, any additional dividends or distributions declared by the board of directors out of funds legally available were distributed ratably among all holders of common shares and holders of the Series A, B and C convertible preferred shares on an as-converted basis.
Liquidation preference
In the event of liquidation, dissolution, or winding up of the Company, distributions to the members shall be made in the following priority:
(i)	US$0.668 per share to the holders of Series C convertible preferred shares, then

(ii)	US$0.170 per share to the holders of Series B convertible preferred shares, and

(iii)	US$0.140 per share to the holders of Series A convertible preferred shares, plus any declared but unpaid dividends on such shares on a pari passu basis. Thereafter common shareholders are entitled to receive the entire remainder of the proceeds.
A sale of all or substantially all assets of the Company, or a merger, reorganization or other transaction in which more than 50% of the outstanding voting power of the Company is transferred will be treated as a liquidation event, thereby triggering the liquidation payment.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 16—CONVERTIBLE PREFERRED SHARES (continued)
Conversion
Each Series A, B and C convertible preferred share was initially convertible into one common share (subject to certain anti-dilution adjustments) at any time at the holder’s option.
Each Series A, B and C convertible preferred share would be automatically converted into such number of fully paid common shares as would be determined by dividing US$0.140, US$0.215 and US$0.668 by the then effective applicable conversion price respectively upon the closing of a qualified firm commitment underwritten public offering.
If the Company issued additional shares (including common and Convertible Preferred Shares but excluding common shares issued under stock option plans) for a consideration per share less than the conversion price for each class of preferred shares in effect on the date of and immediately prior to such issue, then in such event, the conversion price for each class of Convertible Preferred Shares would be reduced concurrently with such issue according to a pre-determined formula. Such adjustments could be specifically exempted by either the vote or written consent of the holders of the majority of the then outstanding Convertible Preferred Shares.
As a result of the issuance of common shares to Ms. Yu Yu and an investor in 2004, the conversion price for Series A convertible preferred shares was adjusted to US$0.122 per share. On August 2, 2010, all the Series A convertible preferred shareholders adopted unanimous written confirmation stating that the issuance of such common shares had been exempted from the adjustments of the conversion price for Series A convertible preferred shares.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 16—CONVERTIBLE PREFERRED SHARES (continued)
Earnings adjustment and modification of Series C Convertible Preferred Shares
The Series C Convertible Preferred Shares were subject to a conversion price adjustment provision if certain revenue and net loss targets were not achieved for the year ended December 31, 2006. Based on the actual results of operations of the Company for the year ended December 31, 2006, the conversion price for Series C Convertible Preferred Shares was adjusted downwards from US$0.668 per share to US$0.548 per share based on a pre-determined formula. The Company and the Series C Convertible Preferred Shareholders agreed that the Series C Convertible Preferred Shares conversion price would not be adjusted for the earnings adjustment as previously agreed. The Company would instead issue a total of 8,849,330 shares of Series C Convertible Preferred Shares to its existing Series C Convertible Preferred Shareholders for a consideration of US$0.0001 per Series C Convertible Preferred Share. In June 2010, 8,849,330 additional Series C Convertible Preferred Shares were issued to the Series C Convertible Preferred Shareholders for a consideration of US$0.0001 per Series C Convertible Preferred Share and the conversion price for Series C Convertible Preferred Shares was reverted back to the original conversion price of US$0.668 per share. This amendment had no effect on the number of common shares each Series C convertible preferred shareholder would receive upon the conversion of the Series C Convertible Preferred Shares immediately before and after the change of the terms. The preferred dividends for each Series C Convertible Preferred Share were also adjusted to US$0.0438 per share per annum so that the total preferred dividends for each holder of Series C Convertible Preferred Shares remain the same.
Registration rights
Upon completion of a qualified public offering, the holders of Series A, B and C convertible preferred shares would be entitled to request that the Company uses its best efforts to register their common shares under the Securities Act of 1933, following the expiration of the six months lockup period after the offering, subject to the terms of the shareholders’ agreement. The Company has no obligation to pay any consideration in the event registration is not successful.
Accounting for the Convertible Preferred Shares
The Convertible Preferred Shares were classified as mezzanine equity because they were subject to redemption by the Company upon the occurrence of a change-in-control event that does not result in the liquidation or termination of the Company. The Convertible Preferred Shares were not redeemable until the occurrence of a deemed liquidation event, pursuant to the respective convertible preferred share agreements. No subsequent accretion to the respective redemption values is necessary until it is probable a deemed liquidation event is to occur.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 16—CONVERTIBLE PREFERRED SHARES (continued)
Accounting for the Convertible Preferred Shares (continued)
The carrying values of the Series A and C convertible preferred shares were the issuance price at their respective issuance dates less the attributable issuance costs. The carrying value of the Series B convertible preferred shares was based on its relative fair value with the common shares that were issued concurrently with the Series B convertible preferred shares. The Company evaluated the Convertible Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined there were no embedded derivatives requiring bifurcation because the Convertible Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading its shares.
Beneficial conversion features exist when the conversion price of the Convertible Preferred Shares is lower than the fair value of the common shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. The resulting discount to the Convertible Preferred Shares would be then accreted immediately as the Convertible Preferred Shares were convertible at any time after issuance by the respective holders. The Company assessed the fair value of the common shares at the commitment date, with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. No beneficial conversion feature was recognized for the Convertible Preferred Shares as the fair value per common share at the commitment date was less than the most favorable conversion price. In addition, the adjustment of the Series A convertible preferred shares conversion price and the issuance of Series B and C convertible preferred shares did not trigger any contingent beneficial conversion features. The downward adjustment of the conversion price for Series C convertible preferred shares also did not trigger any contingent beneficial conversion features.
Accounting for the modification of Series C Convertible Preferred Shares
The Company considers that a change in fair value exceeding 10% immediately after the change of the terms to be substantive and thus triggers extinguishment. A change in fair value not exceeding 10% immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting. The Company assessed the total fair value of the Series C Convertible Preferred Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The total fair value of the Series C Convertible Preferred Shares increased by RMB1,779 (US$266), or 0.6% immediately after the change of the terms. Thus such change was accounted for as a modification and the amount was treated as a deemed dividend to the convertible preferred shareholders and deducted from the net income attributable to common shareholders.
Upon the completion of the initial public offering in December 2010, each Convertible Preferred Share was automatically converted into one Class B common share. As a result, 137,549,950 Class B common shares were issued, and the balance of Convertible Preferred Shares balance as of December 31, 2010 was RMB nil (US$ nil).

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 17—(LOSS) INCOME PER SHARE
Basic and diluted loss per share for each of the years ended December 31, 2008 and 2009 presented are calculated as follows:

	Year Ended December 31,
	2008	2009
	RMB	RMB
Numerator:
Net (loss) income	(81,757)	16,916
Undistributed income allocated to convertible preferred shareholders	—	(16,916)

Net income attributable to common shareholders for computing basic and diluted loss per common share	(81,757)	—

Denominator:
Weighted average number of common shares outstanding for computing basic income per common share	175,644,260	175,644,260
Dilutive options	—	—

Weighted average number of common shares outstanding for computing fully-diluted income per common share	175,644,260	175,644,260

Basic loss per share	(0.47)	—

Diluted loss per share	(0.47)	—

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 17—(LOSS) INCOME PER SHARE (continued)
Basic and diluted income per share for the year ended December 31, 2010 presented is calculated as follows:

	Year Ended December 31, 2010
	Class A	Class A	Class B	Class B
	RMB	US$	RMB	US$
Basic income per share:
Numerator:
Allocated net income	150	23	30,632	4,642
Deemed dividend on Series C convertible preferred shares	—	—	(1,779)	(270)

Net income attributable to Class A and Class B common shareholders	150	23	28,853	4,372
Undistributed income allocated to convertible preferred shareholders	—	—	(24,792)	(3,757)

Net income attributable to Class A and Class B common shareholders for computing basic income per Class A and Class B common share	150	23	4,061	615

Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic income per Class A and Class B common share	6,712,195	6,712,195	181,562,768	181,562,768

Basic income per Class A and Class B common shares	0.02	0.00	0.02	0.00

Diluted income per share:
Numerator:
Allocated net income	714	109	30,068	4,556
Deemed dividend on Series C convertible preferred shares	—	—	(1,779)	(270)

Net income attributable to Class A and Class B common shareholders	714	109	28,289	4,286
Undistributed income allocated to convertible preferred shareholders	—	—	(24,561)	(3,721)

Allocation of undistributed income for diluted net income per Class A and Class B common share computation	714	109	3,728	565
Reallocation of undistributed income as a result of conversion of Class B to Class A common shares	3,728	565	—	—

Net income attributable to Class A and Class B common shareholders for computing diluted income per Class A and Class B common share	4,442	674	3,728	565

Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic income per Class A and Class B common share	6,712,195	6,712,195	181,562,768	181,562,768
Conversion of Class B to Class A common shares	181,562,768	181,562,768	—	—
Dilutive options	28,084,300	28,084,300	—	—

Weighted average number of Class A and Class B common shares outstanding for computing diluted income per Class A and Class B common share	216,359,263	216,359,263	181,562,768	181,562,768

Diluted income per Class A and Class B common share	0.02	0.00	0.02	0.00

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 17—(LOSS) INCOME PER SHARE (continued)
The convertible preferred shareholders receive dividends in preference to the common shareholders when declared. Under the two-class method, undistributed income is allocated to common shares and participating securities to the extent that each security may share in earnings as if all of the income for the year had been distributed. There were no deductions of undistributed income allocated to the convertible preferred shareholders for the year ended December 31, 2008 because the Company recorded net loss for the year. For the year ended December 31, 2009, as set out in the two-class method, undistributed income was allocated to convertible preferred shareholders for preferred dividends to the extent there was income to be distributed because the contractual preferred dividends were in excess of the net income attributable to common shareholders. For the year ended December 31, 2010, the undistributed income allocated to convertible preferred shareholders consisted of the contracted preferred dividends and their share of the remaining income distributable on the as-converted basis among common shareholders and convertible preferred shareholders.
The effects of share options and conversion features of the Convertible Preferred Shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2008 and 2009 as their effects would be anti-dilutive. The effect of conversion features of the Convertible Preferred Shares has been excluded from the computation of diluted income per share for the year ended December 31, 2010 as the effect would be anti-dilutive.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 18—SHARE-BASED COMPENSATION
In February 2004, the Company’s shareholders approved the 2004 Share Incentive Plan (the “Plan”). Under the Plan, the Company may issue grant awards to its directors, employees and other eligible persons. The purpose of the Plan is to provide additional incentive and motivation to its directors, employees and other eligible persons, through an equity interest in the Company, to work towards increasing the value of the Company.
The exercise price, vesting and other conditions of individual awards are determined by the board of directors of the Company and the executive chairwoman within the scope authorized by the board. Typically the awards are subject to a 3 to 4 year service vesting condition and expire 10 years after the grant date.
A summary of the equity award activity under the Plan for the year ended December 31, 2010 presented is stated below:

			Weighted-
		Weighted	Average	Weighted	Weighted
		Average Per	Grant-Date	Average	Average
		Share	Fair Value	Remaining	Intrinsic
		Exercise	Per Share	Contractual	Value
	Number of shares	Price (US$)	(US$)	Term (years)	(US$)
Outstanding, January 1, 2010	34,923,850	0.34	—	—	—
Granted	10,570,500	1.05	0.39	—	—
Exercised	(10,060,000)	0.22	—	—	—
Forfeited	(2,610,750)	0.40	—	—	—

Outstanding, December 31, 2010	32,823,600	0.60	—	—	4.81

Vested and expected to vest at December 31, 2010	31,273,060	0.58	—	6.61	4.83

Exercisable at December 31, 2010	18,279,230	0.31	—	4.90	5.10

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 18—SHARE-BASED COMPENSATION (continued)
The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as at December 31, 2010 and the exercise price.
As of December 31, 2010, there were RMB32,812 (US$4,972) of unrecognized share-based compensation costs related to equity awards that is expected to be recognized over a weighted-average vesting period of 3.05 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.
The fair value of each option award was estimated using the binomial option pricing model by the Company, with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The volatility assumption was estimated based on the price volatility of the shares of comparable companies because the Company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying common shares over the expected term of the option. The risk-free rate was based on the market yield of U.S. Treasury Bills with maturity terms equal to the expected term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.
The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2008	2009	2010
Expected volatility range	76.3% - 76.4%	74.5% - 77.8%	70.5%
Risk-free interest rate	4.1% - 4.6%	3.1% - 3.7%	4.1%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5
The total fair value of the equity awards vested during the year ended December 31, 2008, 2009 and 2010 were RMB2,363, RMB3,997 and RMB7,151 (US$1,083), respectively.
Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2008, 2009 and 2010 are included in:

	2008	2009	2010
	RMB	RMB	RMB	US$
Fulfillment	469	764	1,096	166
Marketing	105	131	233	35
Technology and content	270	479	787	119
General and administrative	1,519	2,623	8,184	1,241

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 19 — RESTRICTED NET ASSETS
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Dangdang Information and Wuxi Dangdang Information were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.
Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Dangdang Kewen and Wuxi Dangdang Kewen were established as a domestic invested enterprise and therefore is subject to the above mentioned restrictions on distributable profits.

E-COMMERCE CHINA DANGDANG INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)
Note 19 — RESTRICTED NET ASSETS (continued)
As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Since Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information and Wuxi Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2008, 2009 and 2010.
Amounts restricted include paid-in capital and statutory reserve funds of Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information and Wuxi Dangdang Kewen, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB305,180 ( US$46,239) as of December 31, 2010.