Form 20-F
period 2011-12-31
E-COMMERCE CHINA DANGDANG INC.
filed 2012-04-02
CIK 1499744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

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

21/F, Jing An Center

No.8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Conor Chia-hung Yang, Chief Financial Officer

Telephone: (86 10) 5799-2666

Email: conor@dangdang.com

Facsimile: (86 10) 5799-2100

21/F, Jing An Center

No.8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing five Class A common shares	New York Stock Exchange

Common shares, par value US$0.0001 per share	New York Stock Exchange*

*Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”).

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

279,517,750 Class A common shares, par value US$0.0001 per share, and 131,916,660 Class B common shares, par value US$0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP        ☒

International Financial Reporting Standards as issued by the International Accounting Standards

Board                 ☐

Other                  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17               ☐

Item 18               ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐    No ☐

i

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

•

“we,” “us,” “our company,” “our,” and “Dangdang” refer to E-Commerce China Dangdang Inc., a Cayman Islands company, and its PRC subsidiaries, Beijing Dangdang Information Technology Co., Ltd., Wuxi Dangdang Information Technology Co., Ltd. and Dangdang Information Technology (Tianjin) Co., Ltd. and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated PRC entities, Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary Wuxi Dangdang Kewen E-Commerce Co., Ltd.;

•	“active customers” for a specified period refers to customers who have purchased products offered by us at dangdang.com at least once during that period;

•	“daily unique visitors” refers to unduplicated visitors to our website each day;

•	“repeat customers” for a specified period refers to customers who have purchased products offered by us at dangdang.com prior to this period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2009 have been derived from our audited consolidated balance sheet as of December 31, 2009, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5.—Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data:
Net revenues:
Product revenue
Media	409,023	697,681	1,297,120	1,863,431	2,457,423	390,445
General merchandise	36,894	66,829	152,976	392,090	1,094,087	173,833

	445,917	764,510	1,450,096	2,255,521	3,551,510	564,278
Other revenue	947	1,550	7,556	26,159	67,462	10,719

Total net revenues	446,864	766,060	1,457,652	2,281,680	3,618,972	574,997

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Cost of revenues	(365,284)	(638,817)	(1,129,961)	(1,775,881)	(3,118,365)	(495,458)

Gross profit	81,580	127,243	327,691	505,799	500,607	79,539
Operating expenses (1):
Fulfillment	(85,802)	(120,837)	(201,270)	(286,443)	(474,506)	(75,391)
Marketing	(35,503)	(40,766)	(38,473)	(76,669)	(150,313)	(23,882)
Technology and content	(17,202)	(26,436)	(38,989)	(64,682)	(89,616)	(14,239)
General and administrative	(20,931)	(26,991)	(38,021)	(67,903)	(84,113)	(13,364)
Government grants	—	—	—	4,805	13,603	2,161

(Loss) income from operations	(77,858)	(87,787)	10,938	14,907	(284,338)	(45,176)

(Loss) income before income taxes	(70,511)	(81,757)	16,916	18,721	(204,161)	(32,437)
Income tax benefit (expense)	—	—	—	12,061	(24,326)	(3,865)
Net (loss) income	(70,511)	(81,757)	16,916	30,782	(228,487)	(36,302)

Deemed dividend on Series C convertible preferred shares	—	—	—	(1,779)	—	—

Net (loss) income attributable to common shareholders	(70,511)	(81,757)	16,916	29,003	(228,487)	(36,302)

(Loss) income per common share:
Basic(2)	(0.40)	(0.47)	—	0.02	(0.58)	(0.09)
Diluted(2)	(0.40)	(0.47)	—	0.02	(0.58)	(0.09)
Shares used in (loss) income per Class A and B common share computation:
Common shares:
Basic	175,644,260	175,644,260	175,644,260
Diluted	175,644,260	175,644,260	175,644,260
Class A common shares:
Basic				6,712,195	188,572,218	188,572,218
Diluted				216,359,263	394,059,092	394,059,092
Class B common shares:
Basic				181,562,768	205,486,874	205,486,874
Diluted				181,562,768	205,486,874	205,486,874

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	517	469	764	1,096	1,491	237
Marketing	111	105	131	233	300	48
Technology and content	266	270	479	787	1,372	218
General and administrative	2,746	1,519	2,623	8,184	8,294	1,318

Total share-based compensation expenses	3,640	2,363	3,997	10,300	11,457	1,821

(2)	Prior to our December 2010 initial public offering, each holder of Series A, Series B and Series C convertible preferred shares was entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0438 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively, prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Prior to June 2010, each holder of Series C convertible preferred shares was entitled to dividends at the rate of US$0.0534 per share per annum. For each of the years ended December 31, 2007, 2008, 2009 and 2010, the basic and diluted (loss) income per share were calculated using the two class method taking into consideration of the preferred dividends that each preferred shareholder was entitled to.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:

Cash and cash equivalents	63,531	66,509	75,759	1,691,906	192,962	30,659
Time deposits	—	—	—	—	1,178,839	187,298
Held-to-maturity investments	102,000	50,000	90,000	—	20,000	3,178
Inventories	169,617	300,813	540,744	896,273	1,583,283	251,558
Accounts receivable, net	7,925	8,025	11,764	17,802	67,369	10,704
Total assets	379,564	463,821	800,905	2,801,457	3,285,742	522,051
Accounts payable	235,883	372,253	618,062	865,953	1,485,943	236,093
Convertible preferred shares:
Series A	51,314	51,314	51,314	—	—	—
Series B	57,001	57,001	57,001	—	—	—
Series C	209,716	209,716	209,716	—	—	—
Common shares	151	151	151	—	—	—
Class A common shares	—	—	—	71	197	31
Class B common shares	—	—	—	223	103	16
Accumulated deficit	(315,726)	(397,483)	(380,567)	(351,564)	(580,051)	(92,161)
Total shareholders’ (deficit) equity	(210,768)	(291,443)	(270,543)	1,414,257	1,157,786	183,952

Exchange Rate Information

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2939 to US$1.00, the rate in effect as of December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 23, 2012, the rate was RMB6.3021 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2011	6.2939	6.4475	6.6364	6.2939
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3120	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March (through March 23)	6.3021	6.3154	6.3315	6.2982

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

In 2011, we attracted negative publicity due to our cancellation of orders for some books and general merchandise products, which were posted for sale on our website at prices substantially below costs due to clerical errors. A number of customers have filed or threaten to file lawsuits related to the cancellation of these orders in Chinese courts. While the overall amount in dispute is relatively small, to the extent that these lawsuits attract negative media attention, our reputation will be adversely affected. If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our website, our results of operations may be materially and adversely affected.

We depend heavily on the continued success of our core business of selling books and other media products online, and any event that adversely affects our sales of books and other media products could harm our business and results of operations.

From our inception, we have primarily focused on the sale of books online and historically most of our net revenues have been derived from selling books and other media products online, which accounted for 89.0%, 81.7% and 67.9% of our total net revenues in 2009, 2010 and 2011, respectively. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. While we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on books and other media products. In addition, customers who purchase books and other media products on our website also constitute a majority of customers who purchase general merchandise products. If we cannot successfully attract or retain our book and other media product customers, the number of our customers for, and sales of, general merchandise products may decline. Furthermore, the development and increasing popularity of electronic books and digital content, which have already achieved success in the U.S. and other countries, may negatively impact our book sales online. Our sales of books and other media products may also be materially and negatively affected by sales of pirated books or other media products, which is a continuing problem in China. Any event that results in a reduction in our sales of books and other media products could materially and adversely affect our business and results of operations.

If we are unable to improve profitability, we may continue to experience losses in the future.

We incurred net losses in all periods prior to 2009 and in 2011. We cannot assure you that we can improve profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to be profitable depends on the revenues that we can generate from our businesses, which are affected by factors out of our control, such as the level of price competition in the market, and our ability to control our costs and operating expenses, which we expect will increase as we expand our business. We incurred in the past and expect to continue to incur in future periods share-based compensation expenses, which will reduce our net income and may result in future losses. If competition remains intense and we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.

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

Since our inception, we have focused on selling books online. In recent years, we have gradually expanded the product offerings on our website to include other media products and selected general merchandise categories. In 2009, we launched the dangdang.com marketplace program to allow third-party merchants to sell certain general merchandise products alongside our products. In December 2011, we launched an e-book platform to further enhance our customers’ shopping experience. These new businesses involve risks and challenges different from those of book retailing. For example, compared with book suppliers, general merchandise suppliers usually give us shorter periods of payment credit, which requires us to upgrade our internal finance and accounting functions to adjust to such new payment cycles. In addition, general merchandise products typically come in different sizes and shapes and therefore require more flexible warehouse storage spaces and fulfillment capacity as compared to books. Furthermore, because of the variety of quality standards, shapes, sizes, colors and styles of many general merchandise products, such as electronics and apparel, it is more difficult for us to inspect and control the quality and ensure the proper handling of the general merchandise products sold on our website. We anticipate that we may experience a higher rate of return for, or complaints regarding, such products. The sale of general merchandise products may also expose us to risks related to product defects or other quality problems, which may result in costly product liability claims against us and harm to our brand and reputation. Pursuant to the relevant PRC laws and regulations, customers who have purchased general merchandise products at our website can seek indemnification from us for any damages caused by defective products that we sell. In addition, the relevant government authorities can initiate investigation, confiscate any products with quality problems or any illegal income generated from selling such products, impose penalties, or, in serious cases, suspend licenses of the parties involved. General merchandise products generally have lower profit margins than books and other media products and we may need to price aggressively to gain market share or remain competitive in this new business, which may further reduce our profit margins. We also face challenges to address changes in customer demands and preferences and the associated inventory risks.

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

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The internet and the online retail industry are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of website and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially and adversely affected.

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

In addition, additional capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activity are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of e-commerce and other online services generally, which in turn may reduce the number of orders we receive.

We depend on numerous third-party delivery service providers to deliver our products, and their failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.

We currently use a network of regional third-party inter-city transportation companies and local third-party courier companies to deliver parcels to our customers. For customers in remote areas not covered by our delivery network, we use China’s postal services to deliver our products. Interacting with and coordinating the activities of so many delivery companies is complicated. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters or labor unrest. In addition, in response to competition or for promotional purposes, we may from time to time promise even shorter delivery time to our customers, which will put increased pressure on our delivery network. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and market reputation could suffer. In addition, as local courier companies tend to be small companies with limited capital resources, they may be more likely to go bankrupt, close down or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the courier companies collect for us, or hold them accountable for the losses they cause us. Although the courier companies are generally required to provide cash deposits or payment guarantees to us before we let them provide services for us, such security may not be sufficient to cover the risks to which we are exposed. In addition, if the courier companies cease to provide cash deposits to us or significantly reduce the amounts of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. We also expect gradual consolidation in the logistics industry, and we may experience disruption to our delivery network in areas covered by the companies undergoing acquisitions or integration, or we may experience difficulty in negotiating favorable terms with such companies. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to our business operations.

We lease all of the premises used for our offices, warehouses and data centers. A majority of our lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. In particular, six of our warehouses are located on collectively-owned land or military land, respectively, and the lessors have not been able to provide the relevant title certificates and approvals in relation to the leases, including the approvals from the military authorities or collective members. Most of our leases of the properties have not been filed for registration with the relevant government authorities, as required under PRC law. In addition, three of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by the competent government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties.

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

We believe our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We opened several new fulfillment centers in August, 2011 and intend to continue expanding our logistics centers and distribution network to accommodate more customer orders, provide better coverage of our target markets, and support our expansion into general merchandise products. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our logistics centers and distribution network will put pressure on our managerial, financial, operational and other resources. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

We may incur liability for counterfeit products, products sold at our website or content provided on our website that infringe on third-party intellectual property rights.

We source our products from over 2,000 suppliers across China. In connection with our dangdang.com marketplace program, third-party merchants are separately responsible for sourcing the products they sell on our website. Although we have adopted measures to verify the authenticity of products sold on our website and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. In the event that counterfeit or infringing products are sold on our website, we could face claims that we should be held liable for selling counterfeit products or infringing on others’ intellectual property rights.

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

Our future success depends substantially on the continued efforts of our executive officers named in this annual report. If one or more of our executive officers were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In 2011, some of our executive officers left our company for personal reasons. Competition for experienced management personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. We may also incur additional expenses to recruit and retain qualified replacements. If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and other personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

Pursuant to a new PRC labor contract law that became effective in 2008, employers in China are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. The new labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or reduce our workforce, the new labor contract law could adversely affect our ability to make such changes in a manner that is most favorable to our business or in a timely and cost effective manner. In early 2010, local labor authorities in several places where we have business operations, such as Beijing and Shanghai, significantly increased the minimum hourly wages for temporary workers. As we employ a large number of temporary employees through third-party contractors, the implementation of this new policy has significantly increased our operating expenses and will continue to affect us in future periods if we continue to employ large number of temporary employees. In addition, under the new labor contract law, we are jointly liable with third-party contractors for their breach of the labor contract law and may be held liable for damages to the temporary employees as a result of any breach by any third-party contractors of the labor contracts between temporary employees and third-party contractors. All of these factors may adversely affect our business and results of operations.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of February 29, 2012, the most recent practicable date, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are husband and wife, together own an aggregate of 33.1% of our outstanding shares, representing 82.8% of the total voting power of our outstanding common shares. As a result, Mr. Li and Ms. Yu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 29, 2012, we had registered 79 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn , and 33 trademarks and service marks and had 36 trademark applications and 3 patent applications pending in China. Our trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

We believe that our current cash and cash equivalents, time deposits and cash generated from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the effectiveness of its internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. These requirements first apply to this annual report on Form 20-F for the fiscal year ending December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, our financial statements could contain material misstatements and we could fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Demand for books and general merchandise electronic sold on our website ultimately depends on employment and consumer spending, which have been less quick to respond to fiscal and monetary stimulus than have, for example, asset prices. Any prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen’s shareholders. Our affiliated PRC entities hold the licenses that are essential to the operation of our business. For a detailed description of these licenses and permits, see “Item 4.B. Information on the Company—Business Overview—PRC Regulation.” Dangdang Kewen is a PRC limited liability company 50% owned by Mr. Guoqing Li and 50% owned by Ms. Peggy Yu Yu, husband and wife, both of whom are major shareholders, co-founders and directors of our company, and PRC citizens. As a result of these contractual arrangements, we exert control over Dangdang Kewen and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or affiliated PRC entities, revoking the business licenses or operating licenses of our PRC subsidiaries or affiliated PRC entities, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business.

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

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our affiliated PRC entity, Dangdang Kewen, in which we have no ownership interest, to engage in the online retailing business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain economic benefits from it. Although we believe that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Dangdang Kewen and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retailing business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of Dangdang Kewen with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Dangdang Kewen or its shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. In addition, since each of the two shareholders of Dangdang Kewen holds a 50% interest in it, any conflict between them as to Dangdang Kewen’s operations would result in a deadlock that may be detrimental to our business. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our affiliated PRC entity have potential conflicts of interest with us, which may adversely affect our business.

Mr. Guoqing Li and Ms. Peggy Yu Yu are husband and wife, and co-founders and directors of our company. They are also the shareholders of our affiliated PRC entity, Dangdang Kewen, each holding 50% in such entity. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our affiliated PRC entity may arise. We cannot assure you that they will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. In addition, Mr. Li and Ms. Yu could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

We may lose the ability to use and enjoy assets held by our affiliated PRC entities that are important to the operation of our business if they go bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our affiliated PRC entity, Dangdang Kewen, it holds certain assets that are important to the operation of our business. Some of these assets are held by Dangdang Kewen’s subsidiary, Wuxi Dangdang Kewen. If any of our affiliated PRC entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated PRC entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Dangdang Kewen may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated PRC entity, Dangdang Kewen, we are effectively subject to the 5% PRC business tax on net revenues derived from our contractual arrangements with Dangdang Kewen. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and Dangdang Kewen were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that Dangdang Kewen adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing Dangdang Kewen’s tax expenses without reducing our tax expenses, which could subject Dangdang Kewen to late payment fees and other penalties for underpayment of taxes. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities.

The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with Dangdang Kewen may result in adverse tax consequences to us. If the PRC tax authorities decide to make transfer pricing adjustments on its net income, our consolidated net income may be adversely affected.

If our affiliated PRC entities fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation.” Our affiliated PRC entities are required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entities may be required to obtain additional licenses. If they fail to obtain or maintain any of the required, assets, licenses or approvals, their continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our affiliated PRC entities will materially and adversely affect our business, financial condition and results of operations.

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

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. We can not assure you that our shareholders who are PRC citizens or residents will make, obtain or update any applicable registration. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability and penalties under PRC law for evasion of applicable foreign exchange restrictions.

Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent since its adoption in 2005. For example, shortly after its promulgation in 2005, many PRC resident shareholders of companies that appeared to fall within the scope of the regulations inquired with SAFE about the registration procedures, and based on the different circumstances in each case, different companies often received differing guidance on how and whether to register under the regulations. In 2006, our PRC resident shareholders voluntarily inquired about and attempted to comply with the relevant SAFE regulations. However, the local SAFE branch was not certain whether the registration requirements applied to our shareholders, inhibiting their ability to make their registration applications. During the process of preparing our initial public offering in 2010, we and our PRC resident shareholders, Ms. Peggy Yu Yu and Mr. Guoqing Li, consulted with relevant SAFE officials about how to comply with the SAFE registration requirements and have submitted the registration application to the competent local SAFE.

Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends, capital injection and foreign currency-denominated borrowings, may be subject to compliance in full with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of the proceeds from our initial public offering into our PRC subsidiaries, or limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business, financial condition and prospects.

In February 2012, SAFE issued regulations requiring PRC residents who are granted share options by an overseas publicly listed company to register with SAFE through a Chinese agent (including without limitation a Chinese subsidiary of the overseas publicly-listed company) and complete certain other procedures. We and our PRC employees who have been granted share options are subject to these regulations. Failure of our PRC share option holders or us to complete their SAFE registrations may subject such PRC residents or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

Our PRC subsidiaries and affiliated PRC entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since our PRC subsidiaries and affiliated entities were in an accumulated loss position in the three years ended December 31, 2009, 2010 and 2011, no such reserve fund was established for these three years. Further, if our PRC subsidiaries and affiliated PRC entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

As we may receive dividends and other fees paid to us by our subsidiary and affiliated PRC entities, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Should we enter into transactions denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar will reduce the amount of Renminbi we receive in exchange for such U.S. dollars. Conversely, any depreciation of the Renminbi against the U.S. dollar will have a negative effect should we need to exchange our Renminbi into U.S. dollars for dividend payments or for other business purposes.

In addition, there are very limited hedging transactions available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of such hedges may be limited and we may not be able to hedge our exposure adequately, or at all. In addition, our currency exchange losses may be magnified by any PRC exchange controls that restrict our ability to convert Renminbi into U.S. dollars.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements.

However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Risks Relating to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies, including ours, have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may continue to impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

If it were determined, however, that we are not the owner of Dangdang Kewen for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC would substantially increase. In connection with filing an annual report with the U.S. Securities and Exchange Commission, we expect to disclose to our shareholders whether or not we expect to be a PFIC for the relevant year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or Class A common shares and on the receipt of distributions on our ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or Class A common shares if we are or become classified as a PFIC. For more information see “Item 10.E.—Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Due to the disparate voting powers attached to these two classes, as of February 29, 2012, Ms. Peggy Yu Yu and Mr. Guoqing Li collectively own approximately 82.8% of the voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2011 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

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

We adopted a new share incentive plan in 2010, or the 2010 plan. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan. As of February 29, 2011, there were 24,870,655 options to purchase shares outstanding under the 2004 plan and the 2010 plan. The additional securities we may issue under the 2010 plan or other share-based compensation plans we may adopt in future will dilute the ownership interests of our shareholders, including holders of our ADSs.

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

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the New York Stock Exchange, imposes various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we needed to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are necessary for our business operation in China, such as licenses for operating our website and for sales of audio and video products in China. We approved a corporate structure plan and instructed Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiaries, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our website and for sales of audio and video products that Dangdang Information is restricted from undertaking under PRC law. See the several risks discussed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

To further develop our business, Dangdang Information established a subsidiary, Wuxi Dangdang Information Technology, Co., Ltd., or Wuxi Dangdang Information, in Wuxi, China in August 2010. Wuxi Dangdang Information supports Dangdang Information in conducting our B2C e-commerce business in China. Dangdang Kewen established a wholly owned subsidiary, Wuxi Dangdang Kewen E-commerce Co., Ltd., or Wuxi Dangdang Kewen, in Wuxi in September 2010. Wuxi Dangdang Kewen supports Dangdang Kewen to in conducting our B2C e-commerce business in China. In September 2011, Dangdang Information established a subsidiary, Dangdang Information Technology (Tianjin) Co., Ltd., or Tianjin Dangdang Information, in Tianjin, China, to expand our sales and fulfillment capacities and further develop our business.

We and certain selling shareholders completed an initial public offering of 19,550,000 ADSs in December 2010. On December 8, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “DANG.”

Our principal executive offices are located at 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. Our telephone number at this address is (86 10) 5799-2666. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

B. Business Overview

We are a leading business-to-consumer, or B2C, e-commerce company in China. Since our inception, we have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of December 31, 2011, we offered approximately 710,000 book titles on our website, including more than 690,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We also offer other media products and selected general merchandise categories on our website, including beauty and personal care products, home and lifestyle products, and baby, children and maternity products. In July 2009, we launched the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products.

We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had 12.2 million active customers in 2011. Our average daily unique visitors increased from approximately 910,000 in 2009 to 1,300,000 in 2010 to 1,900,000 in 2011. During 2011, we acquired approximately 6.6 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the dangdang.com customer experience.

As a pioneer in China’s e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, exclusive relationships with over 2,000 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers.

Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in over 980 cities and towns in China, a popular payment option for Chinese consumers. We also offer our customers other payment options including online payment, wire transfer and postal remittance.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB446.9 million in 2007 to RMB3,619.0 million (US$575.0 million) in 2011, representing a compound annual growth rate, or CAGR, of 68.7%. We incurred net losses of RMB70.5 million in 2007 and RMB81.8 million in 2008, respectively. We achieved net profits of RMB16.9 million in 2009 and RMB30.8 million in 2010 and incurred a net loss of RMB228.5 million (US$36.3 million) in 2011. We intend to continue to leverage our brand recognition, large and loyal customer base, proven supply chain management expertise and fulfillment and delivery capabilities to further capture opportunities in China’s B2C e-commerce market. However, the successful execution of our strategies and business plans involves challenges, risks and uncertainties as described in “Item 3.D. Key Information—Risk Factors”.

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

Our website features a user-friendly and intuitive interface designed for consumers in China that allows them to conveniently search for, find and purchase the products they are looking for. In addition, we launched a mobile version of our website in 2009 to better serve our customers. We allow customers to place orders via our mobile applications for iPhone, iPad and Android mobile devices, which we launched in 2011. We have designed our website to create a reliable, secure, enjoyable and convenient online shopping experience for our customers in order to promote brand loyalty and repeat purchases.

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

•

Searching and Sorting. Our customers are able to search for more than 710,000 book titles and other media products and approximately 140,000 general merchandise items on our website. For books, we provide a selection of search tools based on title, author, publisher, ISBN, price range and discount, publication date and on-shelf date. For other media products and general merchandise, we provide search tools based on different criteria such as product category, price, brand, size and color. Users can also sort products by popularity, price, arrival date and rating of third-party merchants.

•

Product Reviews and Online Community. We encourage our customers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other customers who are interested in these products. In addition, we created the dangdang.com online community in 2007, in which users can read and post reviews on books, general merchandise, music, TV shows and movies and initiate or participate in discussions in different forums. The online community provides users of our website with an interactive experience that is intended to encourage them to return to our website frequently, which we believe in turn promotes user loyalty and increases repeat purchases.

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

Our Product Offerings

Books and Other Media Products

Since our inception, we have focused on selling books online. As of December 31, 2011, we offered more than 710,000 book titles, including more than 690,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. In December 2011, we launched an e-book platform to further enhance our customers’ shopping experience. We currently offer more than 50,000 book titles through the e-book platform.

General Merchandise

In recent years, we have gradually expanded the product offerings at our dangdang.com website from books and other media products to include several major categories of general merchandise, including: beauty and personal care products; home and lifestyle products; baby, children and maternity products; electronics; apparel and accessories; and footwear, handbags and luggage.

Among the several major categories of general merchandise available at our dangdang.com website, we focus on expanding our own offerings in selected categories and we invite third-party merchants to sell selected product categories to our customers through our dangdang.com marketplace program, which generates revenues from commissions and annual listing fees charged to third-party merchants. We currently have approximately 140,000 stock keeping units, or SKUs, of general merchandise products we sell directly to customers.

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

Product Sourcing and Pricing

Product Procurement

We source our products from domestic publishers, manufacturers and distributors. Our nationwide e-commerce distribution platform and comprehensive database of customer preferences and shopping habits enable us to provide significant value to our suppliers, helping them reach our sizeable customer base and target their product offerings more effectively. As a result, we have strong relationships with a network of over 2,000 suppliers across China. For our books and other media products, we have long-term relationships with a number of strategic suppliers, who, in some cases, have given us exclusive rights to sell certain popular or hard-to-find books and other media products on more favorable terms within certain prescribed periods.

To obtain these favorable terms, we usually commit to meet certain minimum sales target requirements. Due to our large purchase volume, quick product turnover and timely payment, we are able to negotiate favorable supply terms, such as lower procurement prices and shorter lead times, from our suppliers. We typically negotiate and enter into supply agreements on an annual basis. None of our suppliers accounted for more than 10% of the total value of our products in any of the past three years ended December 31, 2011.

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

Pricing

We typically price our books or other media products at a meaningful discount to the cover price and other products at competitive discounts to comparable products sold in physical retail stores. Our competitive pricing is supported by the cost savings from our network of high-quality and reputable suppliers across China and the absence of physical retail space and related overhead. We also track prices of selected key items in both media and general merchandise categories that other online retailers also sell. If we find any major online retailer selling these items at lower prices, we will adjust our prices accordingly to ensure that we offer the best available prices for these key items to our customers.

Payment and Fulfillment

Payment and Delivery

We provide our customers the flexibility to choose from a number of payment and delivery options.

Our payment options include cash-on-delivery online payment, wire transfer and postal remittance. Most of our customers prefer cash on delivery. Under this option, our third-party courier companies deliver products to customers’ designated addresses and collect payment on site. We have built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 980 cities and towns across China. This payment method not only provides our customers with a secure and convenient payment option, but has also enabled us to reduce our operating expenses as we can combine payment and delivery services by using the same third-party courier companies without incurring additional fees. We have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in more than 130 cities to pay with cards on the spot. Our website also supports online payment with credit cards and debit cards issued by major banks in China as well as payment through third-party online payment agents.

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

Fulfillment

Our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have nineteen logistics centers in ten cities. Our logistics centers have warehouse space totaling approximately 340,000 square meters in size.

In most cases, orders are automatically allocated to a nearby logistics center for fulfillment and parcels are delivered directly to the customers from that center. In the event that a specific item in the order is not available in the nearby logistics center, the unfulfilled part of the order will be automatically routed through our computer system to the central logistics center and delivered separately from the central logistics center to the relevant regional logistics centers, and finally to the customers. In addition, we provide same-day delivery service to customers in 20 cities under our “Lightning Plan”.

We monitor each step of the fulfillment process from the time a product is inspected and stocked up to when the product is delivered to a customer to maintain a high level of shipping accuracy.

We had a nationwide delivery network that currently consists of third-party inter-city transportation companies and third-party courier companies, and China Post for ordinary mail delivery and EMS. We leverage our large scale of operations and reputation to obtain favorable contractual terms from third-party transportation and courier companies. In order to reduce the risk of reliance on any single service provider, we typically contract with two or more courier companies in each major city. We regularly monitor and review the third-party transportation and courier companies’ performance and their compliance with our contractual terms. In addition, we typically require third-party transportation and courier companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.

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

In addition, our customers can contact customer service representatives through real-time online chat or through our customer service e-mail address around the clock, or through our customer service hotline 24 hours a day, seven days a week. Our customer service center, located in Beijing, had 340 employees as of December 31, 2011. They are trained to address customer inquiries, handle customers’ requests to exchange or return products and resolve customer complaints.

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

We have a flexible product exchange and return policy. Our customers can exchange or return books and other media products purchased on our website within fifteen days of receipt of the products or return products within seven days of receipt. For most books and other media products, a customer does not need to give any reason for exchange or return. For electronics, a customer may typically exchange or return a product with quality problems after providing us with a quality verification report issued by a third-party quality verification agent. Once a customer submits an exchange or return application request online, and a quality verification report if needed, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. For customers in major cities in China, we will arrange courier pick-up for the returned products from the customer within three to seven working days after our customer service representatives process the request. Depending on the customer’s payment method, we will either return the purchase amount in cash at the time of courier pick-up or credit the customer’s credit card, debit card or Dangdang account.

Marketing and Promotion

We seek to strengthen the dangdang.com brand name and build strong customer loyalty through our marketing and promotional efforts.

We believe that the most efficient marketing method is to improve the customer experience, which drives word-of-mouth and repeat customer visits. We intend to build customer loyalty by delivering personalized services through innovative technologies as well as creative and flexible merchandising. We have accumulated extensive data on our customers over the past decade, and we analyze this data to predict their potential needs and purchasing trends, and direct different marketing campaigns to them. We believe that our sophisticated data analysis facilitates our targeted marketing efforts and increases repeat purchases and purchase value per customer.

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

•

Loyalty program. We provide a variety of incentives to our existing customers. Our customers can obtain bonus points for each purchase and receive information on our latest products and marketing events and may be eligible to receive free trial coupons for new products. When our customers’ accumulated purchases within 12 months reach pre-set thresholds, they will be upgraded to gold or diamond member status and will be entitled to additional incentives such as special discounts on subsequent purchases. We also periodically send personalized e-mails and SMS messages to our customers to draw their attention to our latest products and marketing events.

•

Social media and other tools. We conduct marketing campaigns and offer special promotional discounts on products from time to time. In addition, we utilize the online community on our website and that of popular social networking sites for customers to share their online shopping experience. We also employ other marketing channels to reach existing and potential customers.

•	Branding campaign. In September 2011, we launched a branding campaign several cities to increase the visibility of our brand.

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

We believe that the principal competitive factors in our market segments include brand recognition, selection, price, convenience, customer service, speed of fulfillment capacities and ease of use. For services we offer to business and individual sellers under the dangdang.com marketplace program, additional competitive factors include the quality of our services and tools as well as the speed of performance for our services. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and customers.”

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 29, 2012, we registered 79 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, and 33 trademarks and service marks and had 36 trademark applications and 3 patent applications pending in China.

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

Due to the PRC law restriction that foreign investors cannot hold more than a 50% equity interest in a value-added telecommunications services provider, we hold our ICP license through our affiliated PRC entities, Dangdang Kewen and Wuxi Dangdang Kewen. Each of Dangdang Kewen and Wuxi Dangdang Kewen currently holds an ICP license issued by the relevant local branches of the Ministry of Information.

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

Regulations Relating to Internet Publishing

We are subject to regulations relating to internet publishing. In June 2002, General Administration of Press and Publication and Ministry of Information Industry jointly issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in internet publishing, such as our company, obtain approval from General Administration of Press and Publication before conducting any internet publishing business. “Internet publishing” is broadly defined in the Internet Publishing Regulations as any act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the internet or transmit to users via the internet for browsing, reading, using or downloading by the public. These works include content from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, natural science, social science, engineering technology and others. The Internet Publishing Regulations include a requirement for internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. If any entity engaging in internet publishing fails to obtain an internet publishing certificate from the General Administration of Press and Publication, the relevant press and publication authorities may terminate its business, levy fines or confiscate its income, or its facilities or other materials used for internet publishing. Dangdang Kewen currently holds an internet publishing certificate issued by the General Administration of Press and Publication.

Regulations Relating to Wholesale and Retail of Books and Audio-Video Products

We are also subject to regulations relating to the wholesaling and retailing of books and audio-video products. Under the Administrative Measures for the Publication Market which were promulgated by the General Administration of Press and Publication and became effective in September 2003, as amended in June 2004 and March 2011, respectively, any entity or individual engaging in wholesale or retail of books and audio-video products must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information and Tianjin Dangdang Information have obtained a Publication Operation Permit for books, and Dangdang Kewen has obtained an Audio-Video Produced Business Permit.

Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications recently issued by the General Administration of Press and Publication on December 7, 2010, any entities engaging in online publications distribution in China shall apply for the Publications Operation Permit with the notation “online distribution”. As of the date of this annual report, the Publication Operation Permits possessed by Dangdang Information and Tianjin Dangdang Information and the Audio-Video Product Business Permit possessed by Dangdang Kewen contain the “online distribution” notation. Wuxi Dangdang Information is in the process of changing its Publication Operation Permit to add such a notation.

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

In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If the shareholders of the offshore holding company who are PRC citizens or residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Please see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

SAFE Regulations on Employee Share Options

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the Share Option Rule. Pursuant to the Share Option Rule, PRC residents who are granted share options by an overseas publicly listed company are required to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted share options are subject to these regulations. Failure of our PRC share option holders or us to complete their SAFE registrations may subject these PRC employees or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. Please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC law.”

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and affiliated entities:

(1)	Each of Ms. Peggy Yu Yu and Mr. Guoqing Li, wife and husband, owns 50% of the equity interest in Dangdang Kewen.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen’s shareholders. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” for a summary of these contractual arrangements.

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

The following diagram illustrates our shareholding structure as of December 31, 2011:

D. Property, Plants and Equipment

Our headquarters are located in Beijing and we maintain leased warehouse facilities in Beijing, Shanghai, Wuxi, Guangzhou, Chengdu, Wuhan, Zhengzhou, Jinan, Shenyang and Fuzhou. The following table sets forth a summary of the leased properties as of December 31, 2011:

Location	Space	Usage of Property
	(in thousands of square meters)
Beijing	88	Office space, Data centers and Warehouses
Wuxi	49	Warehouses
Wuhan	44	Warehouses
Guangzhou	36	Warehouses
Zhengzhou	27	Warehouses
Shanghai	23	Warehouses
Chengdu	20	Warehouses
Jinan	20	Warehouses
Shenyang	18	Warehouses
Fuzhou	11	Warehouses

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

A. Operating Results

Overview

We generate product revenues from selling books and other media products and general merchandise products to customers. Product revenues constituted most of our net revenues in the three years ended December 31, 2011. Since our inception, we have focused on selling books online. As of December 31, 2011, we offered approximately 710,000 book titles on our website, including more than 690,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We currently generate most of our product revenues from selling books and other media products. In 2005, we began to sell general merchandise products and have gradually expanded our general merchandise product offerings to beauty and personal care products, home and lifestyle products, and baby, children and maternity products and other products. Product revenues from selling general merchandise to our customers have comprised a relatively small portion of our product revenues in the past. In July 2009, we launched the dangdang.com marketplace program whereby we charge third-party merchants service fees for selling their general merchandise on our website.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB1,457.7 million in 2009 to RMB3,619.0 million (US$575.0 million) in 2011, representing a CAGR of 57.6%. In 2011, our total net revenues of RMB3,619.0 million (US$575.0 million), represented a 58.6% increase from RMB2,281.7 million for 2010. We achieved a net profit of RMB16.9 million in 2009 and a net profit of RMB30.8 million in 2010, and incurred a net loss of RMB228.5 million (US$36.3 million) in 2011.

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

Total net revenues

We generate product revenues primarily through the sale of books and other media products, and to a lesser extent, the sale of general merchandise products directly to customers by us through our dangdang.com website. Sales revenues from these products are recorded less discounts and return allowances. We also generate revenues from service fees charged to third-party merchants under our dangdang.com marketplace program and the advertising program on our website. Our revenues are net of value-added and business taxes.

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

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	1,297,120	89.0	1,863,431	81.7	2,457,423	390,445	67.9
General merchandise	152,976	10.5	392,090	17.2	1,094,087	173,833	30.2
Other revenue	7,556	0.5	26,159	1.1	67,462	10,719	1.9

Total net revenues	1,457,652	100.0	2,281,680	100.0	3,618,972	574,997	100.0

Since our inception, we have primarily focused on selling books online and historically most of our total net revenues have been derived from the sale of books and other media products. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. In the meantime, we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources. Our revenues from sales of general merchandise products increased at a higher rate than our revenues from sales of media products in each of the three years ended December 31, 2011. As a result, our revenues from sales of media products, as a percentage of our total net revenues, have decreased in each of the relevant fiscal periods, while our revenues from sales of general merchandise products, as a percentage of our total net revenues, increased over the same periods. We expect that this trend will continue in the near future as we further expand our general merchandise business. Since 2011, our other revenues, which include the marketplace program revenues and advertising revenues, have grown significantly. We expect continued growth of other revenue in the near future as we further develop our marketplace program and advertising business.

Cost of Revenues

Our cost of revenues consists primarily of the cost of products sold by us and packaging material costs. We receive from certain of our suppliers’ cash consideration, including rebates for products we sell over a period of time as well as promotion fees paid by the suppliers during the year. We record these rebate amounts as a reduction to cost of revenues when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction to cost of revenues when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to the Company’s customers or specific inventory sold are allocated between cost of revenues and inventories based on purchases for the year. We anticipate that our cost of revenues will continue to increase as we further expand our business operations and product offerings.

Operating Expenses

Our operating expenses consist of fulfillment expenses, marketing expenses, technology and content expenses, general and administrative expenses and others. Share-based compensation expenses are included in our operating expenses when incurred. Our operating expenses have been growing in absolute terms but have remained flat as a percentage of our net revenues due to increased economies of scale. We expect that operating expenses will increase as we expand our product offerings, further promote our general merchandise products, further enhance our brand image, further improve our information technology systems, hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

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

Tax residence. Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within PRC territory are considered PRC resident enterprises and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. “De facto management bodies” are defined under the implementation rules as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise and subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “ Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

Share-Based Compensation

We have adopted FASB Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation, to account for employee share-based compensation. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

In accordance with ASC 718, we record the incremental fair value, if any, of the modified award as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

We have adopted two share incentive plans in 2004 and 2010, respectively. Under the 2004 plan, we may issue option awards to our directors, employees and other eligible persons. The exercise price, vesting and other conditions of individual awards are determined by the board of directors of our company and our executive chairwoman within the scope authorized by the board. Typically the awards are subject to three to four years’ service vesting condition and expire approximately seven to ten years after the grant date. Since November 15, 2010, the date of effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan. Under the 2010 plan, we may issue restricted share units, restricted shares and options awards to our directors, employees and other eligible persons.

We had the following option grants in 2009, 2010 and 2011:

Grant Date	Number of Class A Common Shares Underlying Options Grant	Exercise Price Per Share (US$)	Fair Value Per Class A Common Share at the Grant Date (US$)
February 12, 2009—May 21, 2009	2,940,000	0.822	0.573
July 7, 2009—December 31, 2009	3,795,000	0.822	0.709
March 31, 2010	4,320,000	0.822	0.894
June 30, 2010	6,250,500	0.93	0.894
July 1, 2011	1,929,690	0.93	1.15

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

On December 8, 2011, the exercise price of certain share options was adjusted downwards from US$1.2 and US$2.36 per share to US$0.93 per share. The total incremental share-based compensation expense resulting from the modification was RMB 2,030 (US$322), with RMB535 (US$85) recognized as additional share-based compensation expense in 2011 and RMB1,495 (US$237) to be recognized over the remaining vesting period.

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the periods presented:

	2009	2010	2011
Expected volatility range	74.5%—77.8%	70.5%	68.3%—68.6%
Risk-free interest rate	3.1%—3.7%	4.1%	2.2%—3.2%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5

The total share-based compensation expense during the years ended December 31, 2009, 2010 and 2011 was RMB4.0 million, RMB10.3 million and RMB11.5 million (US$1.8 million), respectively.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations.

In accordance with the provisions of ASC 740, Income Taxes, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, included in the income tax expenses for the three years ended December 31, 2011 may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

	For the Year Ended December 31,
	2009		2010		2011
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
Net revenues:
Product revenue
Media	1,297,120	89.0%	1,863,431	81.7%	2,457,423	390,445	67.9%
General merchandise	152,976	10.5%	392,090	17.2%	1,094,087	173,833	30.2%

	1,450,096	99.5%	2,255,521	98.9%	3,551,510	564,278	98.1%
Other revenue	7,556	0.5%	26,159	1.1%	67,462	10,719	1.9%

Total net revenues	1,457,652	100.0%	2,281,680	100.0%	3,618,972	574,997	100.0%
Cost of revenues	(1,129,961)	(77.5)%	(1,775,881)	(77.8)%	(3,118,365)	(495,458)	(86.2)%

Gross profit	327,691	22.5%	505,799	22.2%	500,607	79,539	13.8%
Operating expenses (1) :
Fulfillment	(201,270)	(13.8)%	(286,443)	(12.6)%	(474,506)	(75,391)	(13.1)%
Marketing	(38,473)	(2.6)%	(76,669)	(3.4)%	(150,313)	(23,882)	(4.2)%
Technology and content	(38,989)	(2.7)%	(64,682)	(2.8)%	(89,616)	(14,239)	(2.5)%
General and administrative	(38,021)	(2.6)%	(67,903)	(3.0)%	(84,113)	(13,364)	(2.3)%
Government grants			4,805	0.2%	13,603	2,161	0.4%

Total operating expenses	(316,753)	(21.7)%	(490,892)	(21.5)%	(784,945)	(124,715)	(21.7)%

Income (loss) from operations	10,938	0.8%	14,907	0.7%	(284,338)	(45,176)	(7.9)%
Interest income	5,418	0.4%	7,087	0.3%	26,347	4,186	0.7%
Other income (expenses), net	560	0.0%	(3,273)	(0.1)%	53,830	8,553	1.5%

Total non-operating income	5,978	0.4%	3,814	0.2%	80,177	12,739	2.2%

Income (loss) before income taxes	16,916	1.2%	18,721	0.8%	(204,161)	(32,437)	(5.7)%
Income tax (expense) benefit	—	—	12,061	0.5%	(24,326)	(3,865)	(0.7)%

Net income (loss)	16,916	1.2%	30,782	1.3%	(228,487)	(36,302)	(6.4)%
Deemed dividend on Series C convertible preferred shares	—	—	(1,779)	(0.1)%	—	—	—

Net income (loss) attributable to common shareholders	16,916	1.2%	29,003	1.3%	(228,487)	(36,302)	(6.4)%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2009		2010		2011
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except percentages)
Fulfillment	764	0.1%	1,096	0.0%	1,491	237	0.0%
Marketing	131	0.0%	233	0.0%	300	48	0.0%
Technology and content	479	0.0%	787	0.0%	1,372	218	0.0%
General and administrative	2,623	0.2%	8,184	0.4%	8,294	1,318	0.2%

Total share-based compensation expenses	3,997	0.3%	10,300	0.4%	11,457	1,821	0.2%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Total net revenues. Our total net revenues increased by 59% from RMB2,281.7 million in 2010 to RMB3,619.0 million (US$575.0 million) in 2011. This increase was primarily attributable to increases in product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 32% from RMB1,863.4 million in 2010 to RMB2,457.4 million (US$390.4 million) in 2011 and product revenues from sales of general merchandise products increased by 179% from RMB392.1 million in 2010 to RMB1,094.1 million (US$173.8 million) in 2011, primarily as a result of the expansion of our general merchandise market and the accelerated growth of active customers.

The increase in revenues was primarily attributable to the increased number of active customers and orders. The total number of active customers and orders amounted to 12.2 million and 40.7 million, respectively, in 2011, as compared to 8.6 million and 29.4 million, respectively, in 2010. The increase in the number of active customers was largely due to an increase in the number of new customers from 4.7 million in 2010 to 6.6 million in 2011 and the enlarged active customer base as a result of our ability to retain existing customers.

Cost of revenues. Our cost of revenues increased by 75.6% from RMB1,775.9 million in 2010 to RMB3,118.4 million (US$495.5 million) in 2011, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit decreased by 1.0% from RMB505.8 million in 2010 to RMB500.6 million (US$79.5 million) in 2011 and our gross margin decreased from 22.2% to 13.8% during the same periods. The decrease of gross margin was primarily attributable competitive pricing, increased packing cost, changes in product mix with a higher percentage of general merchandise, whose gross margin is lower than that of media products, and promotional measures, such as using coupons which were deducted from revenues directly.

Fulfillment expenses. Our fulfillment expenses increased by 65.7% from RMB286.4 million in 2010 to RMB474.5 million (US$75.4 million) in 2011, primarily due to increased sales volume. Our fulfillment expenses as a percentage of total net revenues increased from 12.6% to 13.1% during the same period, primarily due to the increase in expanding the procurement team and the rental costs for the new fulfillment centers, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses. Our marketing expenses increased by 96.0% from RMB76.7 million in 2010 to RMB150.3 million (US$23.9 million) in 2011. Our marketing expenses as a percentage of total net revenues increased from 3.4% to 4.2% during the same periods, primarily due to the increased investment in marketing to acquire new customers, cross-sell general merchandise to media product customers and launching a branding campaign in 2011.

Technology and content expenses. Our technology and content expenses increased by 38.5% from RMB64.7 million in 2010 to RMB89.6 million (US$14.2 million) in 2011. Our technology and content expenses as a percentage of total net revenues decreased slightly from 2.8% to 2.5% during the same periods. The increase in our technology and content expenses was primarily due to the increased investment in human resources in our technology department from 213 persons as of December 31, 2010 to 242 persons as of December 31, 2011 and the upgrade of our technology infrastructure.

General and administrative expenses. Our general and administrative expenses increased by 23.9% from RMB67.9 million in 2010 to RMB84.1 million (US$13.4 million) in 2011. Our general and administrative expenses as a percentage of total net revenues decreased from 3.0% to 2.3% during the same periods. The increase in general and administrative expenses was primarily due to an increase of rental expenses resulting from expansion of office areas and an increase in the number of personnel performing general and administrative functions, especially senior management personnel, from 136 as of December 31, 2010 to 207 as of December 31, 2011.

Government grants. Our government grants in 2011 totaled RMB13.6 million (US$2.2 million). This amount included a tax refund based on our accumulated tax payment and contractual refund rate, and government subsidies that we received in connection with the maintenance of our operations in certain locations in China.

Interest income and other income (expense) net. Our interest income increased by 270.4% from RMB7.1 million in 2010 to RMB26.3 million (US$4.2 million) in 2011, primarily due to our increased cash balances in interest-bearing accounts. Our other income (expense) amounted to an expense of RMB3.3 million in 2010 and an income of RMB53.8 million (US$8.6 million) in 2011, primarily due to exchange gains related to the significant amount of proceeds from our initial public offering which were converted into Renminbi and the appreciation of the Renminbi against the U.S. dollar during the year.

Tax expense. Our tax expense for the year ended December 31, 2011 totaling RMB24.3 million (US$3.9 million) included current income tax expense of RMB0.3 million and the valuation allowance of RMB92.9 million partially offset by deferred income tax benefit of RMB68.9 million, mainly relating to tax losses. As we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized, we recognized a full valuation allowance against deferred tax assets in 2011. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be released, resulting in a tax benefit at that time.

Net loss. As a result of the above, we incurred a net loss of RMB228.5 million (US$36.3 million), or (6.4)% of total net revenues in 2011, as compared to net income of RMB30.8 million, or 1.3% of total net revenues in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Total net revenues. Our total net revenues increased by 56.5% from RMB1,457.7 million in 2009 to RMB2,281.7 million in 2010. This increase was primarily attributable to increases in product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 43.7% from RMB1,297.1 million in 2009 to RMB1,863.4 million in 2010 and product revenues from sales of general merchandise products increased by 156.3% from RMB153.0 million to RMB392.1 million during the same period. Other revenues increased by 246.2% from RMB7.6 million in 2009 to RMB26.2 million in 2010, primarily as a result of the increase of revenues generated from the dangdang.com marketplace program which was launched in July 2009.

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

Cost of revenues. Our cost of revenues increased by 57.2% from RMB1,130.0 million in 2009 to RMB1,775.9 million in 2010, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 54.4% from RMB327.7 million in 2009 to RMB505.8 million in 2010 and our gross margin decreased from 22.5% to 22.2% during the same periods. The increase of gross profit was in line with our business expansion. The decrease of gross margin was primarily attributable to our expansion in the merchandise business, which generally has lower profit margins than our books and other media business.

Fulfillment expenses. Our fulfillment expenses increased by 42.3% from RMB201.3 million in 2009 to RMB286.4 million in 2010, primarily due to increased sales volume. Our fulfillment expenses as a percentage of total net revenues decreased from 13.8% to 12.6% during the same period, primarily due to the significant increase in the number of orders which enabled us to negotiate better pricing terms with third-party couriers.

Marketing expenses. Our marketing expenses increased by 99.3% from RMB38.5 million in 2009 to RMB76.7 million in 2010. Our marketing expenses as a percentage of total net revenues increased from 2.6% to 3.4% during the same periods, primarily due to our increased spending on marketing activities to support our business expansion.

Technology and content expenses. Our technology and content expenses increased by 65.9% from RMB39.0 million in 2009 to RMB64.7 million in 2010. Our technology and content expenses as a percentage of total net revenues increased slightly from 2.7% to 2.8% during the same periods. The increase in our technology and content expenses was primarily due to the increased investment in human resources in our technology department from 140 persons as of December 31, 2009 to 213 persons as of December 31, 2010 and the upgrade of our technology infrastructure.

General and administrative expenses. Our general and administrative expenses increased by 78.6% from RMB38.0 million in 2009 to RMB67.9 million in 2010. Our general and administrative expenses as a percentage of total net revenues increased from 2.6% to 3.0% during the same periods. The increase in general and administrative expenses was primarily due to an increase in the number of personnel performing general and administrative functions, especially senior management personnel, from 93 as of December 31, 2009 to 136 as of December 31, 2010.

Government grants. Our government grants in 2010 totaled RMB4.8 million. This amount included government subsidies that we received in connection with the maintenance of our operations in certain locations in China.

Interest income and other income (expense) net. Our interest income increased by 30.8% from RMB5.4 million in 2009 to RMB7.1 million in 2010, primarily due to our increased cash balances in interest-bearing accounts. Our other income (expense) decreased from an income RMB0.6 million in 2009 to an expense of RMB3.3 million in 2010, primarily due to a Euro to U.S. Dollar exchange loss in July 2010.

Tax benefit. Our tax benefit for the year ended December 31, 2010 totaling 12.1 million included deferred income tax benefit of RMB40.5 million mainly relating to the timing differences between accounting and tax bases for inventory amounting to RMB8.0 million, accrued expenses amounting to RMB20.0 million, and tax losses amounting to RMB9.8 million, partially offset by the current income tax expense of RMB11.9 million and the valuation allowance of RMB16.5 million.

Net income. As a result of the above, we had net income of RMB30.8 million, or 1.3% of total net revenues in 2010, as compared to net income of RMB16.9 million, or 1.2% of total net revenues in 2009

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04 (“ASU 2011-04”), Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is applicable to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in its financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We will adopt the guidance as of January 1, 2012. We do not expect that the adoption of ASU 2011-04 will have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Presentation of Comprehensive Income. The revised guidance requires an entity to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. This guidance is to be applied retrospectively and is effective for interim or annual periods beginning after December 15, 2011. In addition, in December 2011, the FASB issued revised guidance on ASU No. 2011-12 (“ASU 2011-12”), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards. The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We will adopt the ASU 2011-05 and ASU 2011-12 guidances as of January 1, 2012. The adoption will result in presentation changes to our consolidated financial statements.

In November 2011, the FASB issued ASU No. 2011-11 (“ASU 2011-11”), Disclosures About Offsetting Assets and Liabilities. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-11 will have a material impact on its consolidated financial statements.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9% , 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through investments from our shareholders and cash flows from operations. We believe that our current cash and cash equivalents, time deposits and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the coming year.

We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserve can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends liquidation. Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or make other payments to us, or otherwise satisfy their foreign currency denominated obligations.

As of December 31, 2009, 2010 and 2011, we had RMB75.8 million, RMB1,691.9 million and RMB193.0 million (US$30.7 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use, and highly liquid investments with original stated maturities of 90 days or less. We had nil, nil and RMB1,178.8 million (US$187.3 million) in time deposits as of December 31, 2009, 2010 and 2011. Time deposits are interest bearing bank deposits with maturity terms of more than three months, which are subject to minimal risks of principal loss. In addition, we had RMB90.0 million, nil and RMB20.0 million (US$3.2 million) in held-to-maturity investments as of December 31, 2009, 2010 and 2011. Held-to-maturity investments are investments with maturity terms of three to twelve months, which are subject to limited risks of principal loss.

The following table sets forth a summary of our cash flows for the periods indicated:

		For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
		(in thousands)
Net cash provided by (used in) operating activities	71,737	(14,424)	(142,255)	(22,601)
Net cash (used in) provided by investing activities	(62,828)	48,176	(1,261,112)	(200,369)
Net cash provided by (used in) financing activities	—	1,595,660	(80,931)	(12,858)
Net increase (decrease) in cash and cash equivalents	9,250	1,616,147	(1,498,944)	(238,158)
Cash and cash equivalents at beginning of year/period	66,509	75,759	1,691,906	268,817
Cash and cash equivalents at end of year/period	75,759	1,691,906	192,962	30,659

Operating Activities

Net cash used in operating activities amounted to RMB142.3 million (US$22.6 million) in 2011, which was primarily attributable to net loss of RMB228.5 million (US$36.3 million), adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB24.9 million (US$4.0 million) and share-based compensation expense of RMB11.5 million (US$1.8 million) and decrease in working capital. The decrease in working capital was primarily attributable to the increase in trade payables of RMB609.8 million (US$96.9 million) and the increase in accrued expenses and other current liabilities amounting to RMB96.3 million (US$15.3 million), partially offset by the increase in inventories of RMB687.0 million (US$109.2 million) and the increase in prepaid expenses and other current assets of RMB34.7 million (US$5.5 million).

Net cash used in operating activities amounted to RMB14.4 million in 2010, which was primarily attributable to a net income of RMB30.8 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB20.1 million and share-based compensation expense of RMB10.3 million, and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB240.7 million and the increase in accrued expenses and other payables amounting to RMB85.9 million, the decrease in inventories of RMB355.5 million, partially offset by the increase in prepaid expenses and other current assets of RMB48.7 million.

Net cash provided by operating activities amounted to RMB71.7 million in 2009, which was primarily attributable to a net income of RMB16.9 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB12.7 million and share-based compensation expense of RMB4.0 million, and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB245.8 million, partially offset by the increase in inventories of RMB239.9 million as a result of the increase in purchases for business expansion and the increase in accrued bonus and other payables amounting to RMB10.1 million and RMB24.3 million, respectively.

Investing Activities

Net cash used in investing activities amounted to RMB1,261.1 million (US$200.4 million) in 2011, which was primarily attributable to short-term time deposits of RMB1,178.8 million (US$187.3 million) and purchases of plant and equipment of RMB62.3 million (US$9.9 million).

Net cash provided by investing activities amounted to RMB48.2 million in 2010, which was primarily attributable to the proceeds of RMB1,728.0 million received from maturity of held-to-maturity investment, partially offset by purchases of held-to-maturity investments of RMB1,638.0 million and purchases of plant and equipment of RMB41.8 million.

Net cash used in investing activities amounted to RMB62.8 million in 2009, which was primarily attributable to (1) purchases of held-to-maturity investments of RMB863.0 million and (2) purchases of plant and equipment of RMB22.8 million, partly offset by proceeds of RMB823.0 million received from maturity of held-to-maturity investments.

Financing Activities

Net cash used in financing activities amounted to RMB80.9 million (US$12.9 million) in 2011, which was primarily attributable to the repatriation of proceeds that we received on behalf of selling shareholders in the amount of RMB257.1 million (US$40.9 million). The proceeds repatriated were partially offset by short-term bank loans of RMB150 million (US$23.8 million).

Net cash provided by financing activities amounted to RMB1,595.7 million in 2010, primarily attributable to the proceeds from our initial public offering of RMB1,343.3 million and the proceeds that we received on behalf of selling shareholders in our initial public offering at the amount of RMB257.1 million, which was later repatriated to the respective selling shareholders, partially offset by the initial public offering costs paid of RMB15.2 million, as well as the proceeds we received from employees’ exercise of share options of RMB10.4 million.

We did not have any financing activities in 2009.

Capital Expenditures

Our capital expenditures amounted to RMB22.8 million, RMB47.5 million and RMB72.5 (US$11.5 million) in 2009, 2010 and 2011, respectively. In the past, our capital expenditures consisted principally of expansion and updates of our fulfillment network and IT infrastructure. We expect to increase our capital expenditures in these areas in 2012.

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

Our technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services. We incurred RMB39.0 million, RMB64.7 million and RMB89.6 million (US$14.2 million) in technology and content expenses in 2009, 2010 and 2011.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating lease obligations	456,554	96,196	131,733	56,531	172,094
Short-term bank loan	150,000	150,000	—	—	—

Our operating lease obligations increased significantly from December 31, 2010 to December 31, 2011 primarily because of the new warehouses that we rented or entered into lease agreements to rent in the year ended December 31, 2011.

We entered into a short-term bank loan agreement in December 2011. The bank loan carried an interest rate of 7.02% per annum and was repaid in January 2012. The interest expense recognized for the year ended December 31, 2011 was approximately RMB0.3 million (US$0.05 million).

G. Safe Harbor

See “Forward Looking Information” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peggy Yu Yu	47	Co-Founder, Executive Chairwoman
Guoqing Li	48	Co-Founder, Director and Chief Executive Officer
Ruby Rong Lu	41	Independent Director
Ke Zhang	59	Independent Director
Xiaolong Li	48	Independent Director
Conor Chia-hung Yang	49	Chief Financial Officer
Danqian Yao	41	Senior Vice President
Yue Wang	45	Vice President

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

Ms. Ruby Rong Lu has been a director of our company since 2006. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of several DCM portfolio companies, including VanceInfo Technologies, Inc., a NYSE-listed IT outsourcing company and BitAuto Holdings Limited, a NYSE-listed auto internet company. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics with honors from the University of Maryland.

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

Mr. Xiaolong Li has been our independent director since December 2010. Mr. Li currently serves as a director of two privately held companies, one in China and the other in the United States. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.

Mr. Conor Chia-hung Yang has served as our chief financial officer since March 2010. Prior to joining our company, he was the chief financial officer of Airmedia Group, a Nasdaq-listed company, from March 2007 to March 2010 and the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999 and the chief investment officer of Sherwood Inc. from 1996 to 1997. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, an NYSE-listed real estate services provider, and an independent director and member of the audit committee of Tudou Holdings Limited, a NYSE-listed online video services provider. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree in food science from Fu Jen University in Taiwan in 1985.

Mr. Danqian Yao has served as our senior vice president of the business units of media, e-books, electronics and general merchandise since December 2011. Prior to that, he was vice president of our media department from January 2010. From March 2006 to 2009, Mr. Yao led a team to provide procurement services for media products to our company when he was employed by Beijing Kewen Cambridge Book Co., Ltd., a company he joined in 1997. Mr. Yao worked in Beijing Huaqing Automation Co., Ltd., Changsha branch, from 1994 to 1997. Mr. Yao received his bachelor’s degree in management information system from Huazhong University of Science and Technology in 1991.

Ms. Yue Wang has served as our vice president of the baby, children and maternity business unit since April 2011. From May 2009 to April 2011, Ms. Wang was a senior director of the children’s books section of our media department, where she had previously served as a chief editor from January 2006 to April 2009. She worked as an editor in Beijing Yuzhi Culture Co., Ltd. from March 1997 to April 2000. Ms. Wang received her bachelor’s degree in optics from Liaoning University in 1990.

B. Compensation

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB5.4 million (US$0.9 million) in cash to our executive officers and non-executive directors. Neither we nor our subsidiaries or affiliated entities have entered into any service contracts with our directors which provided for benefits upon termination of their services. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2004 plan and the 2010 plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with the success of our business and with those of our shareholders.

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 10,362,270 shares. As of February 29, 2012, there were options to purchase 1,748,815 shares outstanding under the 2010 plan.

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

The 2004 Plan

Under the 2004 plan, the maximum number of shares in respect of which options, restricted shares, or unrestricted shares may be granted is 53,286,540. As of February 29, 2012, total options to purchase an aggregate number of 23,121,840 Class A common shares have been granted and are outstanding under the 2004 plan. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan.

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

•

Share awards. Two types of share awards are available under the 2004 plan, restricted share awards and unrestricted share awards. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be repurchased by us upon termination of employment or service before vesting. Unless otherwise determined by our plan administrator, holders of restricted shares shall be entitled to cash dividend and voting rights associated with being our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

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

The following table summarizes, as of February 29, 2012, the outstanding options that our executive officers and directors beneficially own under our share incentive plans.

Name	Class A Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guoqing Li	2,311,450	0.065	December 20, 2004	December 20, 2014
	4,944,320	0.183	December 20, 2004	December 20, 2014
	3,200,000	0.93	June 30, 2010	June 30, 2020
Conor Chia-hung Yang	*	0.822	March 31, 2010	March 31, 2020
Danqian Yao	*	0.065	December 20, 2004	December 20, 2014
	*	0.183	December 20, 2004	December 20, 2014
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019

Name	Class A Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yue Wang	*	0.822	December 31, 2008	December 31, 2018
	*	0.93	June 30, 2010	June 30, 2020
	*	0.93	July 1, 2011	July 1, 2021
Ke Zhang	*	0.93	July 1, 2011	July 1, 2021
Ruby Rong Lu	*	0.93	July 1, 2011	July 1, 2021
Xiaolong Li	*	0.93	July 1, 2011	July 1, 2021
Total	14,301,895

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 3,846,125 Class A common shares.

As of February 29, 2012, other individuals as a group held options to purchase 10,568,760 Class A common shares of our company, with exercise prices ranging from US$0.065 to US$0.93 per Class A common share.

C. Board Practices

Our board of directors currently consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director who is interested in a contract must declare the nature of his or her interest at a meeting of the board of directors. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Audit Committee. Our audit committee consists of Mr. Ke Zhang, Mr. Xiaolong Li and Ms. Ruby Rong Lu, and is chaired by Mr. Ke Zhang. Mr. Ke Zhang, Ms. Ruby Rong Lu and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ke Zhang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consist of Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, and is chaired by Ms. Ruby Rong Lu. Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

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

D. Employees

As of December 31, 2011, we had 2,146 full-time employees, including 1,633 in fulfillment, 38 in marketing, 242 in technology and content and 233 in general and administrative. We had a total of 1,253 and 708 employees as of December 31, 2010 and 2009, respectively. We also employ independent contractors and temporary personnel from time to time. As of December 31, 2011, we employed approximately 3,125 temporary personnel through third-party contractors.

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

E. Share Ownership

The following tables set forth information concerning the beneficial ownership of our common shares by different classes as of February 29, 2012, the most recent practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 411,434,410 common shares outstanding as of February 29, 2012, including 14,417,780 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans.

Class A Common Shares

As of February 29, 2012, we have 279,517,750 Class A common shares outstanding including 275,614,410 Class A common shares represented by 55,122,882 ADSs. In addition, we have granted options to purchase a total of 24,870,655 Class A common shares to our directors, executive officers and other employees.

Class B Common Shares

As of February 29, 2012, we have 131,916,660 Class B common shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 29, 2012, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Common Shares Beneficially Owned			Class B Common Shares Beneficially Owned			Total Common Shares Beneficially Owned		Total Voting Power
	Number		%(1)	Number		%(2)	Number(3)	%(4)	%(5)
Directors and Executive Officers:**
Peggy Yu Yu	3,135,840	(6)	1.1	13,040,000	(7)	9.9	16,175,840	3.9	8.4
Guoqing Li	9,893,270	(8)	3.4	118,876,660	(9)	90.1	128,769.930	30.7	74.6
Ruby Rong Lu(10)	—			—			—		—
Ke Zhang(11)	—			—			—		—
Xiaolong Li(12)	—			—			—		—
Conor Chia-hung Yang	*		*	—			*	*	*
Danqian Yao	*		*	—			*	*	*
Yue Wang	*		*	—			*	*	*
All directors and executive officers as a group	15,255,380		5.3	131,916,660		100.0	147,172,040	34.8	82.9

	Class A Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned		Total Common Shares Beneficially Owned		Total Voting Power
	Number	%(1)	Number	%(2)	Number(3)	%(4)	%(5)
Principal Shareholders:
Science & Culture International Limited(13)	1,237,500	0.4	97,000,000	73.5	98,237,500	23.9	60.8
Kewen Holding Co. Limited(14)	7,231,950	2.5	118,876,660	90.1	126,108,610	30.2	74.5

Notes:

*	Less than 1% of our outstanding share capital.
**	Except for Ms. Ruby Rong Lu, Mr. Xiaolong Li and Mr. Ke Zhang, the business address of our directors and executive officers is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of February 29, 2012, by the sum of 279,517,750, being the total number of Class A common shares outstanding, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of February 29, 2012.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of February 29, 2012, by 131,916,660, being the total number of Class B common shares outstanding.
(3)	Represents the sum of Class A common shares and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of 411,434,410, being the total number of common shares outstanding, and the number of common shares that such person or group has the right to acquire within 60 days of February 29, 2012, including through the exercise of any option.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(6)	Represents 3,135,840 Class A common shares held by Ms. Yu.
(7)	Represents 13,000,000 Class B common shares held by Ms. Yu and 40,000 Class B common shares held by an individual shareholder who authorizes Ms. Yu to vote these shares on their behalf under power of attorney. This individual shareholder is a former employee of our company.
(8)	Represents 2,661,320 Class A common shares issuable to Dyna-Best Corp upon exercise of options within 60 days after February 29, 2012, 5,994,450 Class A common shares issuable to Kewen Holding Co. Limited upon exercise of options within 60 days after February 29, 2012 and 247,500 ADSs representing 1,237,500 Class A common shares held by Science & Culture International Limited. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein.

(9)	Represents 21,876,660 Class B common shares held by Mr. Li through Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited.
(10)	The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(11)	The business address for Mr. Zhang is c/o 9th Floor, Fu Hua Mansion, 8 Chaoyangmen North Avenue, Dongcheng District, Beijing 100027, China.
(12)	The business address for Mr. Li is 16/F, Jianda Building, 14 Dongtucheng Road, Chaoyang District, Beijing, China.
(13)	The business address of Science & Culture International Limited is Offshore Incorporation Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(14)	The business address of Kewen Holding Co. Limited is Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of February 29, 2012, 411,434,410 of our common shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 29, 2012, 275,664,410 common shares, or 67.0% of our total outstanding common shares, were held by two record shareholders in the United States, including 275,614,410 common shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

We have entered into contractual arrangements with Dangdang Kewen and its shareholders described below, through which we exercise effective control over the operations of Dangdang Kewen and receive economic benefits generated from shareholders’ equity interests in this entity. Accordingly, we consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. See the several risks discussed under “ Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure.

In particular, see “ Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

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

Equity Pledge Agreement. The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as amended and restated in July 2010, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above exclusive technical support service agreement and the exclusive call option agreement. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. The equity pledge agreement has been registered with the local branch of the Administration for Industry and Commerce.

Transactions with Affiliates

We purchase certain media products from Beijing Kewen Cambridge Book Co., Ltd., or Kewen Cambridge. Kewen Cambridge is an entity indirectly controlled by family members of Mr. Guoqing Li. In 2009, 2010 and 2011, we purchased media products from Kewen Cambridge totaling RMB4.3 million, RMB4.1 million and nil, respectively, which accounted for less than 1% of our cost of sales of media products during these periods.

In March 2006, our PRC subsidiary Dangdang Information entered into an operation agreement with Kewen Cambridge, pursuant to which we engaged Kewen Cambridge to distribute media products related to economics and management, and children on our dangdang.com website from January 1, 2006 to December 31, 2010, which automatically renews for subsequent three year terms. Pursuant to an amendment to the operation agreement, Beijing Kewen Guolue Information Technology Co., Ltd., or Kewen Guolue, assumed part of Kewen Cambridge’s responsibilities under the operation agreement during the contract years from 2007 to 2009, and was added as a party to the operation agreement. Kewen Guolue is an entity indirectly controlled by family members of Mr. Guoqing Li. Pursuant to the operation agreement and its amendments, we agreed to pay Kewen Cambridge and Kewen Guolue service fees equal to 3% of the revenues of the related media products sold on our website. We paid service fees totaling RMB5.1 million and RMB3.7 million to Kewen Cambridge in 2009 and 2010, respectively, and service fees of RMB8.2 million and RMB5.9 million to Kewen Guolue in 2009 and 2010. In August 2010, we entered into an amendment to the operation agreement to modify the service scope of Kewen Cambridge and Kewen Guolue and to revise the service fees from a percentage of our relevant revenues to a fixed amount of RMB28.9 million plus remuneration of employees of these two entities for the period from January 1, 2010 to December 31, 2012. The amendment also provides that the operation agreement will terminate on December 31, 2012 and will not be renewed. We paid service fees totaling RMB3.7 million (US$0.6 million) and RMB5.9 million (US$0.9 million) to Kewen Cambridge and Kewen Guolue, respectively, in 2011.

Employment Agreements

See “Item 6.C. Directors, Senior Management and Employees—Board Practice” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6.B. Directors, Senior Management and Employees—Compensation” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Dividend Policy

We have not previously declared or paid cash dividends. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in the British Virgin Islands and Hong Kong for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Dividend Distribution.”

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

A. Offering and Listing Details.

See “—C. Markets” and “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since December 8, 2010 and trade under the symbol “DANG.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2011	36.40	4.11

Quarterly Highs and Lows
Third Fiscal Quarter of 2011	14.88	5.96
Fourth Fiscal Quarter of 2011	7.56	4.81

Monthly Highs and Lows
November 2011	6.88	4.36
December 2011	5.78	4.11
January 2012	8.55	4.52
February 2012	7.76	6.20
March 2012	8.40	6.10

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2011 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is divided into 1,000,000,000 common shares with a par value of US$0.0001 each, of which 686,505,790 common shares are designated as Class A common shares and 313,494,210 are designated as Class B common shares. As of February 29, 2012, the most recent practicable date, there are 279,517,750 Class A common shares and 131,916,660 Class B common shares outstanding.

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

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

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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

For this purpose, passive income includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. In addition, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Accordingly, assuming that we are the owner of Dangdang Kewen for United States federal income tax purposes, we believe that we primarily operate an active online retailing business in China and, based on our income and assets and value of our ADSs and Class A common shares, we do not expect to be classified as a PFIC for the current taxable year or any subsequent taxable year. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent taxable year, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us. As they are inherently factual matters, our special United States counsel expresses no opinion with respect to our expectations contained in this paragraph.

Furthermore, because there are uncertainties in the application of the relevant rules as described above, it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not, or will not become, classified as a PFIC. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A common shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A common shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Class A Common Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “—Passive Foreign Investment Company Rules.”

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The U.S. Treasury Department has determined that the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, or the U.S.-PRC Tax Treaty, meets the requirements described above. We believe that we are a qualified foreign corporation for United States federal income tax purposes because our ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Furthermore, we believe that we will qualify for the benefits under the U.S.-PRC Tax Treaty and that we are not currently, and are not likely to become in the near future, a PFIC. However, the eligibility requirements for foreign corporations are technical and uncertain and, therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in their particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC Tax Treaty. See “—Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A common shares. U.S. Holders are urged to consult their tax advisors regarding the availability under the U.S.-PRC Tax Treaty of a reduced withholding tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A common shares will not be eligible for the dividends received deduction allowed to corporations.

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

•

amount allocated to the current taxable year and any taxable year in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be subject to tax as ordinary income;

•

amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our Class A common shares, provided that our ADSs continue to be listed on the New York Stock Exchange and that ADSs are regularly traded. We believe that our ADSs qualify as regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to- market election.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment for PFICs described above.

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

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the U.S. Internal Revenue Service certain information with respect to his or her beneficial ownership of the ADSs or Class A common shares, if our ADSs or Class A common shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or Class A common shares.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4.C. Information on the Company—Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2011, we held certain held-to-maturity investments with limited risk of principal loss. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of our initial public offering, most of which were converted into Renminbi during the year. The impact of foreign currency risk on our operations was not material in the past and the risk has been further reduced as a result of the conversion of the proceeds from our initial public offering into Renminbi. Therefore, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions, or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. As of December 31, 2011, we had RMB-denominated cash and time deposit balances of RMB1,321.7 million (US$210.0 million) and US$-denominated cash balances of US$7.9 million as well as small amounts of cash balances denominated in Euro and Hong Kong dollar.

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

From January 1, 2011 to the date of this annual report, we received a reimbursement of US$1.2 million, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADS Facility.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by COSO.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears herein.

Changes in Internal Control over Financial Reporting

We have hired additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms, trained our new and existing accounting staff, set up a new internal audit department and engaged external consultants to design, implement and strengthen the internal control policies and procedures and remediate control deficiencies. Furthermore, we have established an internal control process to timely assess new releases of U.S. GAAP and SEC regulations.

There were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of E-Commerce China Dangdang Inc.:

We have audited E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). E-Commerce China Dangdang Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, E-Commerce China Dangdang Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of E-Commerce China Dangdang Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2011 of E-Commerce China Dangdang Inc. and our report dated April 2, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China

April 2, 2012

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

	2009	2010	2011
Audit fees (1)	RMB450,000	RMB2,000,000	RMB3,000,000
Audit-related fees(2)	—	RMB4,100,000	RMB1,200,000

(1)	“Audit fees” means the aggregate fees billed or unbilled in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of E-Commerce China Dangdang Inc., its subsidiaries and affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010.

2.1	Registrant’s Specimen Certificate for Class A common shares (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

2.2	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

Exhibit Number	Description of Document

2.4	Second Amended and Restated Shareholders Agreement dated as of June 27, 2006 among the Registrant, Beijing Dangdang Information Technology Co., Ltd. (previously known as Beijing Kewen Shuye Information Technology Co., Ltd.), its common shareholders and preferred shareholders. (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

4.1	2004 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.5	English translation of Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.6	English translation of Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.7	English translation of Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

Exhibit Number	Description of Document

4.8	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.9	English translation of Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

8.1*	List of Consolidated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
†	To be furnished by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Commerce China Dangdang Inc.

By:	/s/ Peggy Yu Yu
	Name:	Peggy Yu Yu
	Title:	Executive Chairwoman

Date: April 2, 2012

E-COMMERCE CHINA DANGDANG INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

E-Commerce China Dangdang Inc.:

We have audited the accompanying consolidated balance sheets of E-Commerce China Dangdang Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Commerce China Dangdang Inc. at December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),
E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China

April 2, 2012

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2010	2011
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,691,906	192,962	30,659
Time deposits		—	1,178,839	187,298
Held-to-maturity investments	3	—	20,000	3,178
Inventories	4	896,273	1,583,283	251,558
Accounts receivable (net of allowance for doubtful accounts of RMB1,793 and RMB1,746 (US$277) as of December 31, 2010 and 2011, respectively)		17,802	67,369	10, 704
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting to RMB9,625 and RMB9,625 (US$1,529) as of December 31, 2010 and 2011 respectively)	5	100,639	142,307	22,610
Amounts due from related parties	13	3,014	188	30
Deferred tax assets	12	22,095	—	—

Total current assets		2,731,729	3,184,948	506,037

Fixed assets, net	6	55,934	96,612	15,350
Prepaid expenses and deposits (including expenses prepaid to related parties amounting to RMB9,625 and RMB nil (US$ nil) as of December 31, 2010 and 2011, respectively)		11,891	4,182	664
Deferred tax assets	12	1,903	—	—

Total assets		2,801,457	3,285,742	522,051

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		865,953	1,485,943	236,093
Short-term bank loan	9	—	150,000	23,833
Deferred revenue		80,077	213,230	33,879
Accrued expenses and other current liabilities	7	170,349	266,092	42,278
Amounts due to selling shareholders	8	255,568	—	—
Amounts due to related parties	13	15,253	12,691	2,016

Total current liabilities		1,387,200	2,127,956	338,099

Total liabilities		1,387,200	2,127,956	338,099

Commitments and contingencies	15

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2010	2011
		RMB	RMB	US$
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 104,533,340 and 265,082,760 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	16	71	197	31
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 286,520,870 and 131,916,660 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	16	223	103	16
Additional paid-in capital		1,787,665	1,825,873	290,102
Accumulated other comprehensive loss		(22,138)	(88,336)	(14,036)
Accumulated deficit		(351,564)	(580,051)	(92,161)

Total shareholders’ equity		1,414,257	1,157,786	183,952

Total liabilities and shareholders’ equity		2,801,457	3,285,742	522,051

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		Year Ended December 31,
	Notes	2009	2010	2011
		RMB	RMB	RMB	US$
Net revenues
Product revenue	10	1,450,096	2,255,521	3,551,510	564,278
Other revenue		7,556	26,159	67,462	10,719

Total net revenues		1,457,652	2,281,680	3,618,972	574,997

Cost of revenues
Total cost of revenues (including purchases from a related party amounting to RMB4,280, RMB4,100 and RMB nil (US$ nil) for the years ended December 31, 2009, 2010 and 2011, respectively)	13	(1,129,961)	(1,775,881)	(3,118,365)	(495,458)

Gross profit		327,691	505,799	500,607	79,539
Operating expenses:
Fulfillment (including service fees payable to related parties amounting to RMB13,275 , RMB9,625 and RMB9,625 (US$1,529) for the years ended December 31, 2009, 2010 and 2011, respectively)	13	(201,270)	(286,443)	(474,506)	(75,391)
Marketing		(38,473)	(76,669)	(150,313)	(23,882)
Technology and content		(38,989)	(64,682)	(89,616)	(14,239)
General and administrative (including consulting fees paid to related parties amounting to RMB2,732, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2009, 2010 and 2011, respectively)	13	(38,021)	(67,903)	(84,113)	(13,364)
Government grants		—	4,805	13,603	2,161

Income (loss) from operations		10,938	14,907	(284,338)	(45,176)
Interest income		5,418	7,087	26,347	4,186
Other (expenses) income, net	11	560	(3,273)	53,830	8,553

Income (loss) before income taxes		16,916	18,721	(204,161)	(32,437)
Income tax benefit (expense)	12	—	12,061	(24,326)	(3,865)

Net income (loss)		16,916	30,782	(228,487)	(36,302)
Deemed dividend on Series C convertible preferred shares		—	(1,779)	—	—

Net income (loss) attributable to common shareholders		16,916	29,003	(228,487)	(36,302)

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		Year Ended December 31,
	Notes	2009	2010	2011
		RMB	RMB	RMB	US$
Income (loss) per common share:
Basic	19	—	0.02	(0.58)	(0.09)
Diluted	19	—	0.02	(0.58)	(0.09)

Shares used in income (loss) per Class A and B common share computation:
Common shares:
Basic	19	175,644,260	—	—	—
Diluted	19	175,644,260	—	—	—

Class A common shares:
Basic	19	—	6,712,195	188,572,218	188,572,218
Diluted	19	—	216,359,263	394,059,092	394,059,092

Class B common shares:
Basic	19	—	181,562,768	205,486,874	205,486,874
Diluted	19	—	181,562,768	205,486,874	205,486,874

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	16,916	30,782	(228,487)	(36,302)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Allowance for doubtful receivables	—	1,793	(47)	(7)
Depreciation of fixed assets	12,742	20,098	24,870	3,951
Share-based compensation	3,997	10,300	11,457	1,821
Deferred income tax (expense) benefit	—	(23,998)	23,998	3,813
Unrealized foreign currency exchange (income) loss	(354)	2,317	(49,994)	(7,943)
Changes in operating assets and liabilities:
Increase in inventories	(239,931)	(355,529)	(687,010)	(109,155)
Increase in accounts receivable	(3,739)	(7,831)	(49,520)	(7,868)
Increase in prepaid expenses and other current assets	(34,474)	(48,699)	(34,747)	(5,521)
Decrease in due from related parties	883	116	2,826	449
(Increase) decrease in other non-current assets	(487)	(11,404)	7,709	1,225
Increase in accounts payable	245,809	240,741	609,793	96,886
Increase in deferred revenue	22,760	41,558	133,153	21,156
Increase in accrued expenses and other current liabilities	42,409	85,852	96,306	15,301
Increase (decrease) in amounts due to related parties	5,206	(520)	(2,562)	(407)

Net cash provided by (used in) operating activities	71,737	(14,424)	(142,255)	(22,601)

Cash flows from investing activities:
Purchases of fixed assets	(22,828)	(41,824)	(62,273)	(9,894)
Proceeds received from maturity of held-to-maturity investments	823,000	1,728,000	1,865,000	296,319
Purchases of held-to-maturity investments	(863,000)	(1,638,000)	(1,885,000)	(299,496)
Time deposits placed with financial institution	—	—	(2,766,366)	(439,531)
Maturity of time deposits	—	—	1,587,527	252,233

Net cash (used in) provided by investing activities	(62,828)	48,176	(1,261,112)	(200,369)

Cash flows from financing activities:
Proceeds from short-term bank loan	—	—	150,000	23,833
Proceeds from exercise of share options	—	10,398	20,008	3,179
Proceeds from disposal of Class B common shares received on behalf of selling shareholders	—	257,124	—	—
Payment of proceeds from disposal of Class B common shares to selling shareholders	—	—	(257,124)	(40,853)
Proceeds from initial public offering	—	1,343,357	—	—
Reimbursement of initial public offering costs	—	—	7,711	1,225
Initial public offering costs	—	(15,219)	(1,526)	(242)

Net cash provided by (used in) financing activities	—	1,595,660	(80,931)	(12,858)

Effect of exchange rate changes on cash and cash equivalents	341	(13,265)	(14,646)	(2,330)

Net increase (decrease) in cash and cash equivalents	9,250	1,616,147	(1,498,944)	(238,158)
Cash and cash equivalents at beginning of the year	66,509	75,759	1,691,906	268,817

Cash and cash equivalents at end of the year	75,759	1,691,906	192,962	30,659

Supplementary disclosures of cash flow information:
Payable for purchase of property and equipment	—	—	10,197	1,620

See accompanying notes to consolidated financial statements

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Common shares		Class A common shares		Class B common shares		Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit) equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2009	175,644,260	151					119,005	(13,116)	(397,483)	(291,443)
Comprehensive income
Net income	—	—	—	—	—	—	—	—	16,916	16,916
Foreign currency translation adjustment	—	—	—	—	—	—	—	(13)	—	(13)

Total comprehensive income										16,903
Share-based compensation	—	—	—	—	—	—	3,997	—	—	3,997

Balance at December 31, 2009	175,644,260	151	—	—	—	—	123,002	(13,129)	(380,567)	(270,543)
Comprehensive income
Net income	—	—	—	—	—	—	—	—	30,782	30,782
Foreign currency translation adjustment	—	—	—	—	—	—	—	(9,009)	—	(9,009)

Total comprehensive income										21,773
Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	—	—	—	(1,779)	(1,779)
Share-based compensation	300,000	—	—	—	—	—	10,300	—	—	10,300
Re-registration of common shares to Class B common shares	(175,944,260)	(151)	—	—	175,944,260	151	—	—	—	—
Issuance of Class A common shares	—	—	67,500,000	45	—	—	1,343,312	—	—	1,343,357
Initial public offering cost capitalized	—	—	—	—	—	—	(19,058)	—	—	(19,058)
Conversion of convertible preferred shares into common shares	—	—	—	—	137,549,950	91	319,718	—	—	319,809
Conversion of Class B common shares into Class A common shares	—	—	26,973,340	19	(26,973,340)	(19)	—	—	—	—
Exercise of stock options	—	—	10,060,000	7	—	—	10,391	—	—	10,398

Balance at December 31, 2010	—	—	104,533,340	71	286,520,870	223	1,787,665	(22,138)	(351,564)	1,414,257

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Common shares		Class A common shares		Class B common shares		Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit) equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2011	—	—	104,533,340	71	286,520,870	223	1,787,665	(22,138)	(351,564)	1,414,257
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	(228,487)	(228,487)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(66,198)	—	(66,198)

Total comprehensive loss										(294,685)
Share-based compensation	—	—	—	—	—	—	11,457	—	—	11,457
Reimbursement of initial public offering costs	—	—	—	—	—	—	7,711	—	—	7,711
Initial public offering costs capitalized	—	—	—	—	—	—	(962)	—	—	(962)
Conversion of Class B common shares into Class A common shares	—	—	154,604,210	120	(154,604,210)	(120)	—	—	—	—
Exercise of stock options	—	—	5,945,210	6	—	—	20,002	—	—	20,008

Balance at December 31, 2011			265,082,760	197	131,916,660	103	1,825,873	(88,336)	(580,051)	1,157,786

Balance at December 31, 2011 in US$		—		31		16	290,102	(14,036)	(92,161)	183,952

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

In September 2011, Dangdang Information established a subsidiary, Dangdang Information Technology (Tianjin) Co., Ltd., in Tianjin, the PRC, to expand the Company’s sales and fulfillment capacities and further develop the Company’s business.

Details of the Company’s subsidiaries and its Affiliated PRC Entities as of December 31, 2011 are as follows:

Company Subsidiaries	Date of Establishment	Place of Establishment	Percentage of Direct Ownership by the Company	Principal Activities
Beijing Dangdang Information Technology Co., Ltd. (“Dangdang Information”)	July 8, 1997	PRC	100%	Sales of books on the internet

Wuxi Dangdang Information Technology Co., Ltd. (“Wuxi Dangdang Information”)	August 11, 2010	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet

Dangdang Information Technology (Tianjin) Co., Ltd. (“Tianjin Dangdang Information”), a wholly owned subsidiary of Dangdang Information	September 8, 2011	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)

Affiliated PRC Entities	Date of Establishment	Place of Establishment	Percentage of Direct Ownership by the Company	Principal Activities
Beijing Dangdang Kewen E-Commerce Co., Ltd. (“Dangdang Kewen”)	August 24, 2004	PRC	Nil	Sales of audio-visual products, periodicals, consumer electronics and other general merchandise on the internet

Wuxi Dangdang Kewen E-Commerce Co., Ltd. (“Wuxi Dangdang Kewen”), a wholly owned subsidiary of Dangdang Kewen	September 20, 2010	PRC	Nil	Sales of consumer electronics and other general merchandise on the internet

Note: Dynamic Tech Holdings Ltd. and E-publishing Service Company Ltd., which were incorporated in 2011, have been omitted from this list since they are dormant companies and had no significant accounting transactions during the year ended December 31, 2011.

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

The following is a summary of the Contractual Agreements:

Loan agreement

The shareholders of Dangdang Kewen, namely Ms. Yu Yu and Mr. Guoqing Li, entered a loan agreement with Dangdang Information in December 2004. Under this loan agreement, Dangdang Information granted an interest-free loan of RMB2.0 million to Ms. Yu Yu and Mr. Guoqing Li, collectively, for their capital contributions to Dangdang Kewen. Dangdang Information will make further loans to Dangdang Kewen to support the continued development of its business operations. The term of the loan is from December 2004 until the date when Dangdang Information requests repayment. Dangdang Information may request repayment of the loan with 30 days’ advance notice. The loan is not repayable at the discretion of the shareholders.

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

Exclusive technical support service agreement

Dangdang Information and Dangdang Kewen entered into an exclusive technical support agreement in May 2006, under which Dangdang Kewen engages Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees determined based on the revenues of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has no definite term and can only be terminated mutually by the parties.

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

The aggregate carrying amounts of the total assets and total liabilities of the Affiliated PRC Entities as of December 31, 2011 were RMB580,179 (US$92,181) and RMB618,348 (US$98,246), respectively, including current assets of RMB576,091 (US$91,532), non-current assets of RMB4,088 (US$649), current liabilities of RMB618,348 (US$98,246) and non-current liabilities of nil. There was no pledge or collateralization of the Affiliated PRC Entities’ assets. Creditors of the Affiliated PRC Entities’ have no recourse to the general credit of the Dangdang Information, which is the primary beneficiary of the Affiliated PRC Entities. The Affiliated PRC Entities’ net deficit as of December 31, 2011 were RMB38,169 (US$6,065).

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

Foreign currency translation and transactions

The functional currency of the Company is the United States dollar (“US$”). The Company’s subsidiaries and Affiliated PRC Entities determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Foreign exchange gains and losses are included in the consolidated statements of operations.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2939 to US$1.00 on December 30, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.

Time deposits

Time deposits represent interest-bearing deposits held in commercial banks with original stated maturities of more than three months.

Held-to-maturity investments

The Company accounts for its investments in accordance with ASC 320, Investments-Debt and Equity Securities (“ASC 320”). According to ASC 320, the investments in debt securities are accounted for as either “held-to-maturity”, “trading” or “available-for-sale”.

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of operations. No impairment loss was recognized on the held-to-maturity securities for any of years presented.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets, net

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Electronic equipment	3 years	0%
Other office and warehouse equipment	3-8 years	0%
Vehicles	3 years	0%
Leasehold improvements	The shorter of the expected life of leasehold improvements and the lease term	0%

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, time deposits, held-to-maturity investments, accounts receivables, other receivables, amounts due from/to related parties, amounts due to selling shareholders, accounts payable, other payables and short-term bank loan. As of December 31, 2010 and 2011, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Company’s financial condition, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.

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

There were no financial instruments subject to fair value measurement as of December 31, 2010 and 2011.

Modification of Series C convertible preferred shares

The Company assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the convertible preferred shares immediately after the amendment changed by more than 10 percent of the fair value of the convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the convertible preferred shareholders. When convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the convertible preferred shareholders. Modifications that result in a decrease in the fair value of the convertible preferred shares are not recognized.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue

Revenue recognition

The Company’s principal business is to sell media products and general merchandise sourced from publishers, manufacturers and distributors in China, operate the dangdang.com marketplace program, under which third-party merchants sell general merchandise as well as render advertising services on the Company’s website. In accordance with ASC 605, Revenue Recognition (“ASC 605”), the Company records product sales and related costs on a gross basis when it is the primary obligor in a transaction. When the Company is not the primary obligor in a transaction and is instead acting as an agent, such as in transactions on the Company’s marketplace program, fees earned are recorded on a net basis.

Revenue is recorded net of value-added and business taxes.

Product revenue

Consistent with the criteria of Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Customers place their order for products online fixing the related selling price and shipping charge. Payment for the purchased product is made either before delivery or upon delivery. Revenue, net of discounts and return allowances, are recorded when title passes to customers upon delivery. Return allowances, which reduce product revenue, are estimated based on historical experience. Shipping charges to customers are included in product revenue and totaled RMB3,211, RMB12,727 and RMB19,490 (US$3,097) for the years ended December 31, 2009, 2010 and 2011, respectively.

Other revenue

Other revenue primarily consists of fees charged to third-party merchants participating in the Company’s marketplace program as well as advertising revenue. The fees are derived from a service charge to participate in the program for a designated period of time, a percentage of the transaction value and a fixed commission. Fee revenue is recognized ratably over the period of the arrangement, generally up to one year. Fees from transactions are recognized when the transaction is complete and collectability is reasonably assured. The Company recognizes advertising revenue based on the revenue recognition criteria in accordance with SAB 104.

Discount coupons

The Company periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may be granted to customers to incentivize a current purchase. Discounts for current purchases are treated as a reduction of revenue for the related transaction. Coupons may also be given to a customer that has made a purchase of a minimum value but for which may only be used in a future purchase. During the year ended December 31, 2011, the Company made extensive use of such coupons to incentivize future purchases. When the right to purchase discounted products in the future does not represent a significant and incremental discount to the customer, such right is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605. The discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. When the right to discounts for future purchases represents a significant and incremental discount to the customer, such right is accounted for as a separate element under ASC 605. As of December 31, 2011, the outstanding coupons did not represent a significant and incremental discount to the customers.

Gift cards

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

Rebates and promotion fees

The Company has agreements to receive consideration from certain of its vendors, including rebates for products it sells over a period of time as well as for promoting vendors’ products during the year. The rebates are not sufficiently separable from the Company’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Company to sell vendors’ products. Rebates which are based on the volume of sales to the Company’s customers for a specified period are accounted for as a reduction of “cost of revenues” when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction of “cost of revenues” when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to the Company’s customers or specific inventory sold are allocated between “cost of revenues” and “inventories” based on purchases for the year.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fulfillment

Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations. Out-bound shipping costs totaled RMB119,279, RMB162,365 and RMB264,656 (US$42,050) for the years ended December 31, 2009, 2010 and 2011, respectively.

Marketing

Marketing costs consist primarily of advertising costs, promotion costs relating to marketing activities and payroll and related expenses for personnel engaged in marketing, business development and selling activities.

Advertising costs, expensed as incurred, totaled RMB34,757, RMB72,893 and RMB141,773 (US$22,525), in the years ended December 31, 2009, 20010 and 2011, respectively.

Technology and content

Technology and content expenses consist principally of payroll and related expenses for employees involved in category expansion, cell phone application development, e-book platform development, editorial content, and systems support, as well as costs and depreciation associated with the computing, storage and telecommunications infrastructure used internally and supporting online activities.

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

If the purpose of the government grant is specifically defined in the terms and conditions of the contract, the grant received is recorded as an offset to the specified expense. The amount recorded to offset marketing expenses for the years ended December 31, 2009, 2010 and 2011 was RMB nil, RMB nil and RMB10,000 (US$1,589), repsectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statement of operations.

In accordance with the provisions of ASC 740, Income Taxes, the Company recognizes in its financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company’s employees and directors participate in the Company’s 2004 and 2010 Share Incentive Plan. The Company applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments.

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

In accordance with ASC 718, the Company records the incremental fair value, if any, of the modified award, as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

Income (loss) per share

Income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic income (loss) per common share is computed by dividing net income (loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income (loss) is allocated between the Class A and Class B common shares and other participating securities based on their participating rights. Diluted income (loss) per common share reflects the potential dilution that could occur if securities to issue common shares were exercised. The dilutive effect of convertible preferred shares and outstanding share-based awards is reflected in the diluted income (loss) per share by application of the if-converted method and treasury stock method respectively. Dilutive equivalent shares are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive. The computation of the dilutive net income (loss) per share of Class A common share assumes the conversion of Class B common shares, while the diluted income per share of Class B common share does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. In accordance with ASC 260, the undistributed income for each year is allocated based on the contractual participation rights of the Class A and Class B common shares as if the income for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed income is allocated on the proportionate basis of the weighted average number of respective common shares.

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables, time deposits and held-to-maturity investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2011, substantially all of the Company’s cash and cash equivalents, time deposits and held-to-maturity investments were managed by financial institutions located in the Mainland China and Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers and collected on behalf of third party couriers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its couriers and its ongoing monitoring process of outstanding balances.

Concentration of customers and suppliers

There are no revenues from customers or purchases from suppliers which individually represent greater than 10% of the total revenues and purchases for the years ended December 31, 2009, 2010 and 2011.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 3.01% and 4.58% in 2010 and 2011, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective for all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company will adopt the guidance as of January 1, 2012. The Company does not expect that the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. This guidance is to be applied retrospectively and is effective for interim or annual periods beginning after December 15, 2011. In addition, in December 2011, the FASB issued revised guidance on ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards (“ASU 2011-12”). The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company will adopt ASU 2011-05 and ASU 2011-12 as of January 1, 2012, resulting in presentation changes to its consolidated financial statements.

In November 2011, the FASB issued ASU No. 2011-11, Disclosures About Offsetting Assets and Liabilities (“ASU 2011-11”). The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-11 will have a material impact on its consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 3—HELD-TO-MATURITY INVESTMENTS

The Company held fixed income investments issued by banks in the PRC most of which had matured during the year.

As of December 31, 2011, the Company held an RMB 20,000 (US$3,178) one-year fixed income investment with an interest rate of 6% per annum that will mature in May 2012.

Note 4—INVENTORIES

	As of December 31,
	2010	2011
	RMB	RMB	US$
Media products	734,008	1,191,011	189,233
General merchandise	154,422	378,499	60,137
Packing materials and others	7,843	13,773	2,188

	896,273	1,583,283	251,558

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2010	2011
	RMB	RMB	US$
Prepayments to suppliers	572	14,852	2,360
Prepayments to related parties	9,625	9,625	1,529
Rental, insurance and other expenses	7,442	10,398	1,652
Rebates and promotion fees receivable	49,492	74,714	11,871
Warehouse deposits	11,510	9,464	1,504
Interest receivable	—	13,738	2,183
Value-added tax receivable, net	16,435	—	—
Other receivables	5,563	9,516	1,511

	100,639	142,307	22,610

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note6—FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2010	2011
	RMB	RMB	US$
Electronic equipment	76,793	94,783	15,060
Other office and warehouse equipment	15,274	53,570	8,511
Vehicles	1,304	2,005	319
Leasehold improvements	7,207	12,489	1,984

	100,578	162,847	25,874
Less: accumulated depreciation	(44,644)	(66,235)	(10,524)

Fixed assets, net	55,934	96,612	15,350

Depreciation expense was RMB12,742 ,RMB20,098 and RMB24,870 (US$3,951) for the years ended December 31, 2009, 2010 and 2011, respectively.

Note 7—ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2010	2011
	RMB	RMB	US$
Accrued expenses	49,818	128,367	20,395
Accrued payroll	19,447	27,258	4,331
Taxes payable	32,312	8,462	1,345
Deposits from service providers	27,260	28,462	4,522
Sales refund payable	24,300	18,743	2,978
Other payables	17,212	54,800	8,707

	170,349	266,092	42,278

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 8—AMOUNTS DUE TO SELLING SHAREHOLDERS

The balance as of December 31, 2010 represented the initial public offering proceeds received on behalf of the selling shareholders and was settled in January 2011.

Note 9—SHORT-TERM BANK LOAN

The outstanding short-term bank loan, amounting to RMB150,000 (US$23,833) as of December 31, 2011, carried an interest rate of 7.02% per annum and was unsecured and repayable in January 2012. The interest expense recognized for the year ended Decemebr 31, 2011 was RMB259 (US$41).

Note 10—PRODUCT REVENUE

	Year Ended December 31
	2009	2010	2011
	RMB	RMB	RMB	US$
Media products	1,297,120	1,863,431	2,457,423	390,445
General merchandise	152,976	392,090	1,094,087	173,833

	1,450,096	2,255,521	3,551,510	564,278

Note 11—OTHER INCOME (EXPENSE), NET

	Year Ended December 31
	2009	2010	2011
	RMB	RMB	RMB	US$
Exchange income (loss)	354	(2,317)	49,994	7,943
Other non-operating income	415	278	6,607	1,050
Other non-operating expenses	(209)	(1,234)	(2,771)	(440)

	560	(3,273)	53,830	8,553

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX BENEFIT (EXPENSE)

Cayman Islands and Britsh Virgin Islands

Under the current laws of the Cayman Islands and Britsh Virgin Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands and Britsh Virgin Islands withholding tax will be imposed.

China

The Company’s PRC subsidiaries and PRC Affiliated Entities are subject to the statutory rate of 25% in 2009, 2010 and 2011 in accordance with the new enterprise income tax law which was effective on January 1, 2008.

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

Note 12—INCOME TAX BENEFIT (EXPENSE) (continued)

Income (loss) before income taxes consists of:

	Year Ended December 31
	2009	2010	2011
	RMB	RMB	RMB	US$
Non-PRC	(8,135)	(17,386)	55,229	8,775
PRC	25,051	36,107	(259,390)	(41,212)

	16,916	18,721	(204,161)	(32,437)

Income taxes consist of:

	Year Ended December 31
	2009	2010	2011
	RMB	RMB	RMB	US$
Current income tax	—	(11,937)	(328)	(52)
Deferred income tax benefit	39,260	40,479	68,876	10,943
Valuation allowance	(39,260)	(16,481)	(92,874)	(14,756)

	—	12,061	(24,326)	(3,865)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year Ended December 31
	2009	2010	2011
	RMB	RMB	RMB	US$
Income tax computed at applicable tax rates (25%)	4,229	4,680	(51,040)	(8,109)
Effect of different tax rates in different jurisdictions	2,033	4,347	(13,807)	(2,194)
Non-deductible expenses	386	526	(3,470)	(551)
Effect of expired tax losses	8	1,030	—	—
Other adjustments	—	135	(231)	(37)
Changes in valuation allowance	(6,656)	(22,779)	92,874	14,756

	—	(12,061)	24,326	3,865

The PRC income tax returns for fiscal year 2006 through fiscal year 2011 remain open for examination.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX BENEFIT (EXPENSE) (continued)

The components of deferred taxes are as follows:

	As of December 31,
	2010	2011
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued expenses	19,987	31,697	5,036
Inventories	7,961	10,691	1,699
Provisions	832	800	127

Total deferred tax assets, current portion	28,780	43,188	6,862
Valuation allowance	(6,685)	(43,188)	(6,862)

Deferred tax assets, current portion, net	22,095	—	—

Deferred tax assets, non-current portion
Fixed assets	1,903	610	97
Net operating losses	9,796	65,557	10,416

Total deferred tax assets, non-current portion	11,699	66,167	10,513
Valuation allowance	(9,796)	(66,167)	(10,513)

Deferred tax assets, non-current portion, net	1,903	—	—

During the year ended December 31, 2011, the Company reassessed the realizability of deferred tax assets and concluded that it is more likely than not the entire of deferred tax assets will not be realized. Therefore, the Company recognized a full valuation allowance against deferred tax assets as of December 31, 2011.

As of December 31, 2011, the Company had net operating losses of approximately RMB262,222 (US$41,663), which can be carried forward to offset future net profit for income tax purposes. The net operating loss will expire in 2016 if not utilized.

The changes in unrecognized tax benefits are as follows:

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Balance at January 1	547	4,664	596	95
Additions based on tax positions related to the prior years	—	—	787	125
Additions based on tax positions related to the current year	4,117	—	—	—
Reductions for tax positions of prior years	—	(4,068)	—	—
Reductions for tax positions of the current year	—	—	(734)	(117)

Balance at December 31	4,664	596	649	103

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX BENEFIT (EXPENSE) (continued)

At December 31, 2009, 2010, and 2011, the Company had approximately RMB4,664, RMB596 and RMB624 (US$99) of unrecognized tax benefits related to uncertain tax positions. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

There is no current need for the Company to accrue interest or penalty associated with the uncertain tax positions, and, accordingly, no such accruals have been made in the Company’s account.

The PRC tax law provides a 3-5 years statute of limitation and the Company’s income tax returns are subject to examination by tax authorities during that period.

Note 13—RELATED PARTY TRANSACTIONS

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

Note 13—RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Purchases of goods
BKCB	4,280	4,100	—	—

Service fees
BKCB	5,129	3,716	3,716	590
BKGI	8,146	5,909	5,909	939

Consulting fees
Tripod	1,366	—	—	—
Kewen Holding	1,366	—	—	—

Repayment of loans
Ms. Yu Yu and Mr. Guoqing Li	380	—	—	—

The purchases from BKCB, service fees paid to BKCB and BKGI and consulting fees paid to Tripod and Kewen Holding were determined by the mutually agreed amounts and payment terms.

In March 2006, the Company entered into a service agreement with BKCB and BKGI. Pursuant to such agreement the Company was charged a 3% commission on the sales of media products related to children, economics and management. In August 2010, the Company entered into an amendment to the service agreement to revise the service fees from a percentage of relevant revenues to a fixed amount of RMB28,875 for the period from January 1, 2010 to December 31, 2012. The amendment also provides that the agreement will terminate on December 31, 2012 and will not be renewed. Such amount was paid by the Company in October 2010.

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

Note 13—RELATED PARTY TRANSACTIONS (continued)

c)	The balances between the Company and its related parties as of December 31, 2010 and 2011 are listed below:

	As of December 31,
	2010	2011
	RMB	RMB	US$
Due from related parties:
BKCB	3,014	188	30
BKGI	—	—	—

	3,014	188	30

Prepayment to related parties:
BKCB	7,432	3,716	590
BKGI	11,818	5,909	939

	19,250	9,625	1,529

Due to related parties:
BKCB	4,553	2,511	399
BKGI	—	—	—
Tripod	5,415	5,152	818
Kewen Holding	5,285	5,028	799

	15,253	12,691	2,016

Outstanding balances at the balance sheet dates were unsecured, interest-free, and had no specified repayment terms. There have been no guarantees provided or received for any related party receivables or payables.

Note 14—EMPLOYEE BENEFITS

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB9,719, RMB22,527 and RMB36,162 (US$5,746) for the years ended December 31, 2009, 2010 and 2011, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 15—COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases office and fulfillment centers under non-cancelable operating leases. Rental expenses under the operating leases were RMB16,792, RMB34,879 and RMB57,689 (US$9,166) for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended December 31,	RMB	US$
2012	96,196	15,284
2013	68,606	10,900
2014	63,127	10,030
2015	30,816	4,896
2016	25,715	4,086
Thereafter	172,094	27,343

	456,554	72,539

Litigation, claims and assessments

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. Management does not expect the results of any of these actions to have a material adverse effect on the Company’s business, results of operations or financial condition. As of December 31, 2011, the Company has not accrued any contingent losses regarding such claims as the estimated costs are insignificant.

Note 16—COMMON SHARES

On September 10, 2010, the shareholders of the Company approved a dual-class common share structure, under which the 175,944,260 common shares outstanding as of the date were re-registered as Class B common shares, and all the remaining 324,055,740 authorized but unissued common shares were re-registered as Class A common shares. The two classes of common shares have identical rights except for different voting rights and conversion rights; the holders of each Class A common share issued and outstanding are entitled to one vote per share and the holders of each Class B common share issued and outstanding are entitled to ten votes per share. Each Class B common share is convertible to one Class A common share at any time whereas Class A common shares are not convertible into Class B common shares under any circumstances. In addition, if at any time Ms. Yu Yu, executive chairwoman of the Company, Mr. Guoqing Li, chief executive officer of the Company, and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share will be automatically and immediately converted into one share of Class A common share, and the Company will not issue any Class B common shares thereafter the re-registration of common shares as Class B common shares were accounted for under the carry over basis.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 17— SHARE SPLIT

On November 15, 2010, the Company’s shareholders approved and amended the Articles of Association to authorize a ten-for-one split of the Company’s issued and outstanding shares. As of November 15, 2010, this share split increased the number of issued and outstanding Class A common shares and Class B common shares from 1,006,000 shares and 17,594,426 shares to 10,060,000 and 175,944,260 shares, respectively, and increased the number of issued and outstanding Series A, Series B and Series C convertible preferred shares from 4,428,571, 4,399,574 and 4,926,850 to 44,285,710, 43,995,740 and 49,268,500 shares. Each common and convertible preferred share of the Company was subdivided into ten shares at a par value of US$0.0001.

All common and convertible preferred shares and per share amounts presented in the accompanying consolidated financial statements had been retrospectively adjusted for all periods presented, to give effect to the share split. The par value of each common and convertible preferred share had been retrospectively adjusted as if it had been in proportion to the ten-for-one share split.

Note 18—CONVERTIBLE PREFERRED SHARES

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

Note 18—CONVERTIBLE PREFERRED SHARES (continued)

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

Note 18—CONVERTIBLE PREFERRED SHARES (continued)

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

Registration Rights

Upon completion of a qualified public offering, the holders of Series A, B and C convertible preferred shares would be entitled to request that the Company use its best efforts to register their common shares under the Securities Act of 1933, following the expiration of the six-month lockup period after the offering, subject to the terms of the shareholders’ agreement. The Company has no obligation to pay any consideration in the event registration is not successful.

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

Note 18—CONVERTIBLE PREFERRED SHARES (continued)

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

Accounting for the modification of Series C Convertible Preferred Shares

The Company considers that a change in fair value exceeding 10% immediately after the change of the terms to be substantive and thus triggers extinguishment. A change in fair value not exceeding 10% immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting. The Company assessed the total fair value of the Series C Convertible Preferred Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The total fair value of the Series C Convertible Preferred Shares increased by RMB1,779, or 0.6% immediately after the change of the terms. Thus such change was accounted for as a modification and the amount was treated as a deemed dividend to the convertible preferred shareholders and deducted from the net income attributable to common shareholders.

Upon the completion of the initial public offering in December 2010, each Convertible Preferred Share was automatically converted into one Class B common share. As a result, 137,549,950 Class B common shares were issued, and the balance of Convertible Preferred Shares balance as of December 31, 2010 was RMB nil.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—INCOME (LOSS) PER SHARE

Basic and diluted income per share for each of the year ended December 31, 2009 is calculated as follows:

Year Ended December 31, 2009
RMB
Numerator:
Net income	16,916
Undistributed income allocated to convertible preferred shareholders	(16,916)

Net income attributable to common shareholders for computing basic and diluted income per common share	—

Denominator:

Weighted average number of common shares outstanding for computing basic income per common share	175,644,260
Dilutive options	—

Weighted average number of common shares outstanding for computing fully-diluted income per common share	175,644,260
Basic income per share	—

Diluted income per share	—

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—INCOME (LOSS) PER SHARE (continued)

Basic income (loss) per share for the years ended December 31, 2010 and 2011 presented are calculated as follows:

	Year Ended December 31,
	2010		2011
	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
Basic income (loss) per share:
Numerator:
Allocated net income (loss)	150	30,632	(109,340)	(17,372)	(119,147)	(18,930)
Deemed dividend on Series C convertible preferred shares	—	(1,779)	—	—	—	—

Net income (loss) attributable to Class A and Class B common shareholders	150	28,853	(109,340)	(17,372)	(119,147)	(18,930)
Undistributed income allocated to convertible preferred shareholders	—	(24,792)	—	—	—	—

Net income (loss) attributable to Class A and Class B common shareholders for computing basic income (loss) per Class A and Class B common share	150	4,061	(109,340)	(17,372)	(119,147)	(18,930)

Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic income (loss) per Class A and Class B common share	6,712,195	181,562,768	188,572,218	188,572,218	205,486,874	205,486,874

Basic income (loss) per Class A and Class B common shares	0.02	0.02	(0.58)	(0.09)	(0.58)	(0.09)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—INCOME (LOSS) PER SHARE (continued)

Diluted income (loss) per share for the years ended December 31, 2010 and 2011 presented are calculated as follows:

	Year Ended December 31,
	2010		2011
	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
Diluted income (loss) per share:
Numerator:
Allocated net income (loss)	714	30,068	(109,340)	(17,372)	(119,147)	(18,930)
Deemed dividend on Series C convertible preferred shares	—	(1,779)	—	—	—	—

Net income (loss) attributable to Class A and Class B common shareholders	714	28,289	(109,340)	(17,372)	(119,147)	(18,930)
Undistributed income allocated to convertible preferred shareholders	—	(24,561)	—	—	—	—

Allocation of undistributed income (loss) for diluted net income per Class A and Class B common share computation	714	3,728	(109,340)	(17,372)	(119,147)	(18,930)
Reallocation of undistributed income (loss) as a result of conversion of Class B to Class A common shares	3,728	—	(119,147)	(18,930)	—	—

Net income attributable to Class A and Class B common shareholders for computing diluted income (loss) per Class A and Class B common share	4,442	3,728	(228,487)	(36,302)	(119,147)	(18,930)

Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic income (loss) per Class A and Class B common share	6,712,195	181,562,768	188,572,218	188,572,218	205,486,874	205,486,874
Conversion of Class B to Class A common shares	181,562,768	—	205,486,874	205,486,874	—	—
Dilutive options	28,084,300	—	—	—	—	—

Weighted average number of Class A and Class B common shares outstanding for computing diluted income (loss) per Class A and Class B common share	216,359,263	181,562,768	394,059,092	394,059,092	205,486,874	205,486,874

Diluted income (loss) per Class A and Class B common share	0.02	0.02	(0.58)	(0.09)	(0.58)	(0.09)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—INCOME (LOSS) PER SHARE (continued)

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

The effects of share options and conversion features of the Convertible Preferred Shares have been excluded from the computation of diluted income per share for the year ended December 31, 2009 as their effects would be anti-dilutive. The effect of conversion features of the Convertible Preferred Shares has been excluded from the computation of diluted income per share for the year ended December 31, 2010 as the effect would be anti-dilutive. The effect of share options has been excluded from the computation of diluted loss per share for the year ended December 31, 2011 as the effect would be anti-dilutive.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 20—SHARE-BASED COMPENSATION

The Company’s shareholders approved two share incentive plans in 2004 and 2010, respectively. Under the 2004 plan, the Company may issue option awards to its directors, employees and other eligible persons. The exercise price, vesting and other conditions of individual awards are determined by the board of directors of the company and its executive chairwoman within the scope authorized by the board. Since November 15, 2010, the date of effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan. Under the 2010 plan, the company may issue restricted share units, restricted shares and options awards to the directors, employees and other eligible persons. Typically the awards are subject to a 3 to 4 year service vesting condition and expire 7 to 10 years after the grant date.

The following table summarizes the share option activity under the 2004 and 2010 Plans for the year ended December 31, 2011:

	Number of shares	Weighted Average Per Share Exercise Price (US$)	Weighted- Average Grant-Date Fair Value Per Share (US$)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (US$)
Outstanding, January 1, 2011	32,823,600	0.60	0.21	—	—
Granted	1,929,690	0.93	1.15	—	—
Exercised	(5,945,210)	0.52	0.15	—	—
Expired	(414,720)	0.68	0.28	—	—
Forfeited	(3,241,520)	0.92	0.45	—	—

Outstanding, December 31, 2011	25,151,840	0.55	0.28	5.5	8,341

Vested and expected to vest at December 31, 2011	24,546,390	0.42	0.22	5.4	8,351

Exercisable at December 31, 2011	17,155,360	0.39	0.15	4.4	8,435

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 20—SHARE-BASED COMPENSATION (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s common shares as of December 31, 2011 and the exercise prices of the equity awards.

On December 8, 2011, the exercise price of certain share options was adjusted downwards from US$1.2 and US$2.36 to US$0.93 per share. The total incremental share-based compensation expense resulting from the modification was RMB2,030 (US$322), with RMB535 (US$85) recognized as additional share-based compensation expense in 2011 and RMB1,495 (US$237) to be recognized over the remaining vesting period.

As of December 31, 2011, there was RMB27,524 (US$4,373) of unrecognized share-based compensation costs related to equity awards that is expected to be recognized over a weighted-average vesting period of 2.56 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated using the binomial option pricing model by the Company, with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The volatility assumption was calculated based on the price of the underlying common shares over the expected term of the option and the price volatility of the shares of comparable companies. The risk-free rate was based on the market yield of U.S. Treasury Bills with maturity terms equal to the expected term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the years presented:

	2009	2010	2011
Expected volatility range	74.5% -77.8%	70.5%	68.3-68.6%
Risk-free interest rate	3.1% -3.7%	4.1%	2.2%-3.2%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5

The aggregate intrinsic value of the equity awards exercised for the three years ended December 31, 2009, 2010 and 2011, were RMB nil, RMB52,222 and RMB2,125 (US$338), respectively. The total fair value of the equity awards vested during the year ended December 31, 2009, 2010 and 2011 were RMB3,997, RMB7,151 and RMB11,220 (US$1,783), respectively.

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2009, 2010 and 2011 are included in:

	2009	2010	2011
	RMB	RMB	RMB	US$
Fulfillment	764	1,096	1,491	237
Marketing	131	233	300	48
Technology and content	479	787	1,372	218
General and administrative	2,623	8,184	8,294	1,318

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 21—RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Dangdang Information, Wuxi Dangdang Information and Tianjin Dangdang Information were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide at least 10% of its annual after-tax profit to the statutory common reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Dangdang Kewen and Wuxi Dangdang Kewen were established as a domestic invested enterprise and therefore are subject to the above mentioned restrictions on distributable profits.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 21—RESTRICTED NET ASSETS (continued)

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Since Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information and Wuxi Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2009, 2010 and 2011. Tianjin Dangdang Information was newly established in 2011 and was in a loss position, thus no such reserve fund was appropriated for the year ended December 31, 2011.

The amount of net assets restricted was RMB7,480 (US$1,188) as of December 31, 2011.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 22—SUBSEQUENT EVENTS

In January 2012, the Company repaid the short-term bank loan amounting to RMB150,000 (US$23,833), together with interest of RMB612 (US$97).