Form 20-F
period 2012-12-31
E-COMMERCE CHINA DANGDANG INC.
filed 2013-04-10
CIK 1499744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012.

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

Jun Zou, Chief Financial Officer

Telephone: (86 10) 5799-2666

Email: zoujun@dangdang.com

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

279,517,750 Class A common shares, par value US$0.0001 per share, and 131,916,660 Class B common shares, par value US$0.0001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

•

“we,” “us,” “our company,” “our” and “Dangdang” refer to E-Commerce China Dangdang Inc., a Cayman Islands company, and its PRC subsidiaries, Beijing Dangdang Information Technology Co., Ltd., Wuxi Dangdang Information Technology Co., Ltd. and Dangdang Information Technology (Tianjin) Co., Ltd. and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., and its subsidiary Wuxi Dangdang Kewen E-Commerce Co., Ltd.;

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income (loss) data for the three years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2010 have been derived from our audited consolidated balance sheet as of December 31, 2010, which is not included in this annual report. The selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenues:
Product revenue
Media	697,681	1,297,120	1,863,431	2,457,423	3,252,511	522,064
General Merchandise	66,829	152,976	392,090	1,094,087	1,768,292	283,831

	764,510	1,450,096	2,255,521	3,551,510	5,020,803	805,895
Other revenue	1,550	7,556	26,159	67,462	173,006	27,769

Total net revenues	766,060	1,457,652	2,281,680	3,618,972	5,193,809	833,664

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(638,817)	(1,129,961)	(1,775,881)	(3,118,365)	(4,469,455)	(717,397)

Gross profit	127,243	327,691	505,799	500,607	724,354	116,267
Operating expenses (1):
Fulfillment	(120,837)	(201,270)	(286,443)	(474,506)	(736,191)	(118,167)
Marketing	(40,766)	(38,473)	(76,669)	(150,313)	(195,938)	(31,450)
Technology and content	(26,436)	(38,989)	(64,682)	(89,616)	(153,267)	(24,601)
General and administrative	(26,991)	(38,021)	(67,903)	(84,113)	(137,473)	(22,066)
Government grants	—	—	4,805	13,603	9,216	1,479

(Loss) income from operations	(87,787)	10,938	14,907	(284,338)	(489,299)	(78,538)

(Loss) income before income taxes	(81,757)	16,916	18,721	(204,161)	(443,851)	(71,243)
Income tax benefit (expense)	—	—	12,061	(24,326)	—	—
Net (loss) income	(81,757)	16,916	30,782	(228,487)	(443,851)	(71,243)

Deemed dividend on Series C convertible preferred shares	—	—	(1,779)	—	—	—

Net (loss) income attributable to common shareholders	(81,757)	16,916	29,003	(228,487)	(443,851)	(71,243)

(Loss) income per common share:
Basic(2)	(0.47)	—	0.02	(0.58)	(1.11)	(0.18)
Diluted(2)	(0.47)	—	0.02	(0.58)	(1.11)	(0.18)
Shares used in (loss) income per share computation:
Common shares:
Basic	175,644,260	175,644,260
Diluted	175,644,260	175,644,260
Class A common shares:
Basic			6,712,195	188,572,218	267,707,132	267,707,132
Diluted			216,359,263	394,059,092	399,623,792	399,623,792
Class B common shares:
Basic			181,562,768	205,486,874	131,916,660	131,916,660
Diluted			181,562,768	205,486,874	131,916,660	131,916,660
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	—	(13)	(9,009)	(66,198)	(3,730)	(599)

Comprehensive income (loss) attributable to common shareholders	(81,757)	16,903	21,773	(294,685)	(447,581)	(71,842)

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Fulfillment	469	764	1,096	1,491	1,922	309
Marketing	105	131	233	300	332	53
Technology and content	270	479	787	1,372	1,015	163
General and administrative	1,519	2,623	8,184	8,294	7,918	1,271

Total share-based compensation expenses	2,363	3,997	10,300	11,457	11,187	1,796

(2)	Prior to our December 2010 initial public offering, each holder of Series A, Series B and Series C convertible preferred shares was entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0438 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively, prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Prior to June 2010, each holder of Series C convertible preferred shares was entitled to dividends at the rate of US$0.0534 per share per annum. For each of the years ended December 31, 2008, 2009 and 2010, the basic and diluted (loss) income per share were calculated using the two class method taking into consideration of the preferred dividends that each preferred shareholder was entitled to.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data

Cash and cash equivalents	66,509	75,759	1,691,906	192,962	432,703	69,454
Restricted cash	—	—	—	—	709,417	113,869
Time deposits	—	—	—	1,178,839	492,445	79,043
Held-to-maturity investments	50,000	90,000	—	20,000	—	—
Inventories	300,813	540,744	896,273	1,583,283	1,485,579	238,452
Accounts receivable, net	8,025	11,764	17,802	67,369	56,610	9,087
Total assets	463,821	800,905	2,801,457	3,285,742	3,583,126	575,132
Accounts payable	372,253	618,062	865,953	1,485,943	1,563,787	251,005
Non-current liabilities	—	—	—	1,903	33,966	5,452
Convertible preferred shares:
Series A	51,314	51,314	—	—	—	—
Series B	57,001	57,001	—	—	—	—
Series C	209,716	209,716	—	—	—	—
Common shares	151	151	—	—	—	—
Class A common shares	—	—	71	197	200	32
Class B common shares	—	—	223	103	103	17
Accumulated deficit	(397,483)	(380,567)	(351,564)	(580,051)	(1,023,902)	(164,347)
Total shareholders’ (deficit) equity	(291,443)	(270,543)	1,414,257	1,157,786	739,499	118,699

Exchange Rate Information

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2301 to US$1.00, the rate in effect as of December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 5, 2013, the rate was RMB6.20 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 5)	6.2005	6.2008	6.2078	6.1962

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

From our inception, we have primarily focused on the sale of books online and historically a majority of our total net revenues have been derived from selling books and other media products online, which accounted for 81.7%, 67.9% and 62.6% of our total net revenues in 2010, 2011 and 2012, respectively. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. While we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on books and other media products. In addition, customers who purchase books and other media products on our website also constitute a majority of customers who purchase general merchandise products. If we cannot successfully attract or retain our book and other media product customers, the number of our customers for, and sales of, general merchandise products may decline. Furthermore, the development and increasing popularity of electronic books and digital content, which have already achieved success in the U.S. and other countries, may negatively impact our book sales online. Our sales of books and other media products may also be materially and negatively affected by sales of pirated books or other media products, which is a continuing problem in China. Any event that results in a reduction in our sales of books and other media products could materially and adversely affect our business and results of operations.

If we are unable to improve profitability, we may continue to experience losses in the future.

We incurred net losses in all periods prior to 2009 and in 2011 and 2012. We cannot assure you that we can improve profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to be profitable depends on the revenues that we can generate from our businesses, which are affected by factors out of our control, such as the level of price competition in the market, and our ability to control our costs and operating expenses, which we expect will increase as we expand our business. We incurred in the past and expect to continue to incur in future periods share-based compensation expenses, which will negatively impact our operating results. If competition remains intense and we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, third-party service providers and third-party merchants. Our strategies also include broadening our product offerings, including general merchandise product offerings in particular, which will require us to introduce new product categories and work with different groups of suppliers and address the needs of different kinds of consumers. We launched an e-book platform to further enhance our customers’ shopping experience in December 2011, and currently offer approximately 90,000 book titles through the e-book platform. Given our relative unfamiliarity with many of these new product offerings, we may incur significant costs in trying to expand our offerings into these new product categories or fail to successfully execute the roll-out of these new product offerings. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

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

The online retail environment for our products is intensely competitive. Our current or potential competitors include: (1) other B2C e-commerce companies; (2) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; and (3) a number of indirect competitors, including internet portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers. We may also in the future experience competition from the increasing popularity of electronic books and digital content, which have already impacted the book market in the U.S. and other countries.

We face a variety of competitive challenges including: sourcing products efficiently; pricing our products competitively; maintaining the quality of the products sold on our website; anticipating and quickly responding to changing customer demands; maintaining favorable brand recognition; providing quality services; ensuring the timely delivery of our products; and conducting strong and effective marketing activities. As we further develop our dangdang.com marketplace program, we will face increasing challenges to compete for and retain high quality third-party merchants. If we cannot properly address these challenges, our business and prospects would be materially and adversely affected.

Some of our current and potential competitors have significantly greater financial, marketing and other resources than us, including having their own delivery systems. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Certain of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and system development than us. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Uncertainties regarding the growth and sustained profitability of B2C e-commerce in China could adversely affect our net revenues and business prospects.

Substantially all of our net revenues are based on a B2C e-commerce business model. While B2C e-commerce has existed in China since the 1990s, only recently have certain companies become profitable and thus the long term viability and prospects of various B2C e-commerce business models, and e-commerce generally, in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

•	the growth of personal computer, smartphone, internet and broadband usage and penetration in China, and the rate of any such growth;

•	the trust and confidence level of consumers in online shopping in China, as well as changes in customer demographics and consumers’ tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer on websites;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China;

•	the development of fulfillment, payment and other ancillary services associated with online purchases; and

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending.

A decline in the popularity of shopping on the internet in general, or any failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer requirements, will adversely affect our net revenues and business prospects.

Our dangdang.com marketplace is subject to risks associated with third-party merchants.

We launched our dangdang.com marketplace program in 2009. As of December 31, 2012, there were more than 3,000 third-party merchants who offered and sold products through our marketplace. We do not have as much control over the storage and delivery of products sold on our marketplace as we do over the products that we sell directly ourselves. Some of our third-party merchants use their own storage and delivery systems to store their products and deliver to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our website. If any third-party merchant does not control the quality of the products that it sells on our website, or if it fails to deliver the products on time or at all or delivers products that are of inferior quality or if it sells counterfeit or unlicensed products on our website, and we fail to discover or prevent the misbehavior, the reputation of our marketplace and our dangdang.com brand may be materially and adversely affected and we could face claims that we should be held liable for any losses incurred by our customers. Moreover, some products sold on our marketplace may compete with the products we sell directly, which may lead to a decrease in the sales of our own products. In addition, the supplier relationships, customer acquisition dynamics and working capital requirements for our marketplace may not be the same as those for our self-procurement operations, which may complicate the management of our business. In order for our marketplace to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

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

We lease all of the premises used for our offices, warehouses and data centers, except that we own a warehouse in Tianjin, which is currently under construction. A majority of our lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. In particular, eight of our warehouses are located on collectively-owned land or military land, and the lessors have not been able to provide the relevant title certificates and approvals in relation to the leases, including the approvals from the military authorities or collective members. None of our leases of the properties has been filed for registration with the relevant government authorities, as required under PRC law. In addition, four of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by the competent government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business operations and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

All of our offices, warehouses and data centers are presently located on leased premises except for a warehouse in Tianjin that is currently under construction. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

We plan to expand our logistics center and distribution network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

We believe our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We opened two new warehouses in Tianjin and expanded some other warehouses in 2012. We intend to continue expanding our logistics centers and distribution network to accommodate more customer orders, provide better coverage of our target markets, and support our expansion into general merchandise products. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our logistics centers and distribution network will put pressure on our managerial, financial, operational and other resources. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

We may incur liability for counterfeit products, products sold at our website or content provided on our website that infringe on third-party intellectual property rights.

We source our products from over 3,700 suppliers across China. In connection with our dangdang.com marketplace program, third-party merchants are separately responsible for sourcing the products they sell on our website. Although we have adopted measures to verify the authenticity of products sold on our website and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. In the event that counterfeit or infringing products are sold on our website, we could face claims that we should be held liable for selling counterfeit products or infringing on others’ intellectual property rights. We have in the past received many intellectual property infringement claims, none of which have had a material adverse effect on our business or financial condition. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Moreover, regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

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

Our future success depends substantially on the continued efforts of our executive officers named in this annual report. If one or more of our executive officers were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In 2011 and 2012, some of our executive officers left our company for personal reasons. Competition for experienced management personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. We may also incur additional expenses to recruit and retain qualified replacements. If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and other personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

As of February 28, 2013, the most recent practicable date, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are husband and wife, together beneficially own an aggregate of 34.6% of our outstanding shares, representing 82.9% of the total voting power of our outstanding common shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, Mr. Li and Ms. Yu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 28, 2013, we had registered 79 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn , and 47 trademarks and service marks and had 37 trademark applications, 2 patents and 2 patent applications pending in China. Our trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

Future strategic alliances or acquisitions may have a material adverse effect on our business, reputation and results of operations.

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

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Demand for books and general merchandise electronic sold on our website ultimately depends on employment and consumer spending, which have been less quick to respond to fiscal and monetary stimulus than have, for example, asset prices. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We are a Cayman Islands company and our PRC subsidiary, Beijing Dangdang Information Technology Co., Ltd., or Dangdang Information, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, and Dangdang Kewen’s shareholders. Our affiliated PRC entity and its subsidiary hold the licenses that are essential to the operation of our business. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” Dangdang Kewen is a PRC limited liability company 50% owned by Mr. Guoqing Li and 50% owned by Ms. Peggy Yu Yu, husband and wife, both of whom are major shareholders, co-founders and directors of our company, and PRC citizens. As a result of these contractual arrangements, we exert control over Dangdang Kewen and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” In 2010, 2011 and 2012, Dangdang Kewen and its subsidiary contributed in aggregate 18.7%, 15.3% and 4.1%, respectively, of our total net revenues.

In the opinion of Jun He Law Offices, our PRC legal counsel, our current ownership structure and the ownership structure of our PRC subsidiary and our affiliated PRC entity are in compliance with existing PRC laws and regulations, and the contractual arrangements between our PRC subsidiary, our affiliated PRC entity and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries, or our affiliated PRC entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our affiliated PRC entity and its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries or our affiliated PRC entity and its subsidiary, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of Dangdang Kewen that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Dangdang Kewen, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our affiliated PRC entity and its shareholders for the operation of our business, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our affiliated PRC entity, Dangdang Kewen, in which we have no ownership interest, to engage in the online retailing business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain economic benefits from it. Although we believe that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Dangdang Kewen and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retailing business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of Dangdang Kewen with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Dangdang Kewen or its shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In addition, since each of the two shareholders of Dangdang Kewen holds a 50% interest in it, any conflict between them as to Dangdang Kewen’s operations would result in a deadlock that may be detrimental to our business.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Dangdang Kewen, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Dangdang Kewen into our consolidated financial statements in accordance with U.S. GAAP.

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

Our ability to enforce the equity pledge agreements between us and the shareholders of affiliated PRC entity may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreement, the shareholders of Dangdang Kewen, our affiliated PRC entity, pledge their equity interest in Dangdang Kewen to Dangdang Information, our wholly owned subsidiary, to secure their and Dangdang Kewen’s performance of the obligations under the relevant contractual arrangements. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The equity pledges under the equity pledge agreement as amended in July 2010 have been registered with the local administration for industry and commerce, and we will register the equity pledge agreement recently amended in December 2012 with the local administration for industry and commerce after the local administration for industry and commerce completes its annual review of our business license. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledges pursuant to the amended equity pledge agreement against any third parties who have acquired property right interests in good faith in the equity interests in our affiliated entity.

We may lose the ability to use and enjoy assets held by our affiliated PRC entity and its subsidiary that are important to the operation of our business if they go bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our affiliated PRC entity, Dangdang Kewen, it holds certain assets that are important to the operation of our business. Some of these assets are held by Dangdang Kewen’s subsidiary, Wuxi Dangdang Kewen E-Commerce Co., Ltd., or Wuxi Dangdang Kewen. If our affiliated PRC entity or its subsidiary goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our affiliated PRC entity or its subsidiary undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Dangdang Kewen may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated PRC entity, Dangdang Kewen, we are effectively subject to the 5% PRC business tax, or 6% value-added tax as a result of the pilot VAT reform program, on net revenues derived from our contractual arrangements with Dangdang Kewen. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and Dangdang Kewen were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that Dangdang Kewen adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing Dangdang Kewen’s tax expenses without reducing our tax expenses, which could subject Dangdang Kewen to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with Dangdang Kewen may result in adverse tax consequences to us. If the PRC tax authorities decide to make transfer pricing adjustments on its net income, our consolidated net income may be adversely affected.

If our affiliated PRC entity and its subsidiary fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” Our affiliated PRC entity and its subsidiary are required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entity and its subsidiary may be required to obtain additional licenses. If they fail to obtain or maintain any of the required, assets, licenses or approvals, their continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our affiliated PRC entity and its subsidiary will materially and adversely affect our business, financial condition and results of operations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation.

Under PRC law, a company that sets up a branch to conduct business in a location outside its registered address must register with the local administration for industry and commerce. However, it is not clear whether a warehouse or a call center, which is typically for storage or customer service purpose without direct business operation, is required to be registered. Administrations for industry and commerce in different locations may have different practices. Our wholly owned PRC subsidiary, Dangdang Information currently has 17 warehouses and one call center located outside of its registered address, none of which has been registered. If the relevant local administration for industry and commerce deems that any of our warehouses or call center is actually a branch and thus subject to the registration requirement, we may be subject to penalties for failing to register it. These penalties include fines and disgorgement of gains. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violation of the requirement, and these penalties may have a material adverse effect on our financial results for the relevant periods.

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

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, in December 2009, effective with retroactive effect from January 1, 2008, where a non-resident enterprise indirectly transfers the equity interests of a PRC resident enterprise by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an “effective tax” rate of less than 12.5% or (ii) “does not impose income tax” on overseas income of its residents, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the competent tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority can make a reasonable adjustment to the taxable income of the transaction.

In March 2011, the State Administration of Taxation released the SAT Public Notice (2011) No. 24 to clarify several issues related to Circular 698. According to this notice, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have authority to request for information over a wide range of foreign entities that have no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-resident investors in our company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have an adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the M&A Rules promulgated by six PRC regulatory agencies in 2006, the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007, the Circular on the Establishment of a National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the PRC State Council in 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in 2011, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations, including the Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, effective July 1, 2011, further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. We cannot assure you that our shareholders who are PRC citizens or residents will make, obtain or update any applicable registration. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability and penalties under PRC law for evasion of applicable foreign exchange restrictions.

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

In February 2012, SAFE issued regulations requiring PRC residents who are granted share options by an overseas publicly listed company to register with SAFE through a Chinese agent (including without limitation a Chinese subsidiary of the overseas publicly-listed company) and complete certain other procedures. We and our PRC employees who have been granted share options are subject to these regulations. We and our PRC share option holders are in the process of registering with SAFE. Failure of our PRC share option holders or us to complete their SAFE registrations may subject such PRC residents or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

Our PRC subsidiaries and affiliated PRC entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since our PRC subsidiaries and our affiliated PRC entity and its subsidiary were in an accumulated loss position in the three years ended December 31, 2010, 2011 and 2012, no such reserve fund was established for these three years. Further, if our PRC subsidiaries and affiliated PRC entity incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the offshore proceeds to make loans or additional capital contributions to our wholly owned PRC subsidiary.

We may transfer funds to our wholly owned PRC subsidiary or finance our wholly owned PRC subsidiary by means of shareholder loans or capital contributions. Any loans to our wholly owned PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the approved investment amount of such subsidiary, and must be registered with SAFE or its local counterparts. Furthermore, any capital contributions we make to our wholly owned PRC subsidiary must be approved by the Ministry of Commerce or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our wholly owned PRC subsidiary in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated a SAFE Circular 142 in August 2008, and a further SAFE Circular 45 in November 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 or Circular 45 may result in severe penalties, including heavy fines. Furthermore, SAFE promulgated a SAFE Circular 59 in November 2010, which requires the local SAFE branch and banks to closely examine the authenticity of the settlement of net proceeds from offshore offerings and the net proceeds be settled in the manner described in the offering documents. Circular 142, Circular 45 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering and any subsequent offerings or financings to our wholly owned PRC subsidiary and convert such proceeds into RMB, which may materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As we may receive dividends and other fees paid to us by our subsidiaries and our affiliated PRC entity and its subsidiary, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Should we enter into transactions denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar will reduce the amount of Renminbi we receive in exchange for such U.S. dollars. Conversely, any depreciation of the Renminbi against the U.S. dollar will have a negative effect should we need to exchange our Renminbi into U.S. dollars for dividend payments or for other business purposes.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies in China audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NYSE.

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

Depending upon the value of our assets based on the market value of our ADSs and Class A common shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and the current and projected value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2012. We cannot predict whether we might be classified as a PFIC for the current taxable year or any subsequent taxable year.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Certain United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or Class A common shares and on the receipt of distributions on our ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or Class A common shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Due to the disparate voting powers attached to these two classes, as of February 28, 2013, Ms. Peggy Yu Yu and Mr. Guoqing Li collectively own approximately 82.8% of the voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2012 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result. In addition, we adopted a share-based compensation plan in 2004, or the 2004 plan, and another share incentive plan in 2010, or the 2010 plan. As of February 28, 2013, there were 19,411,905 options to purchase shares outstanding under the 2004 plan and the 2010 plan. The additional securities we may issue under the 2010 plan or other share-based compensation plans we may adopt in future will dilute the ownership interests of our shareholders, including holders of our ADSs.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign-invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are necessary for our business operation in China, such as licenses for operating our website and for sales of audio and video products in China. We approved a corporate structure plan and instructed Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiary, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our website and for sales of audio and video products that Dangdang Information is restricted from undertaking under PRC law. See the several risks discussed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3.Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

To further develop our business, Dangdang Information established a subsidiary, Wuxi Dangdang Information Technology, Co., Ltd., or Wuxi Dangdang Information, in Wuxi, China in August 2010. Wuxi Dangdang Information supports Dangdang Information in conducting our B2C e-commerce business in China. Dangdang Kewen established a wholly owned subsidiary, Wuxi Dangdang Kewen, in Wuxi in September 2010. Wuxi Dangdang Kewen supports Dangdang Kewen to in conducting our B2C e-commerce business in China. In September 2011, Dangdang Information established a subsidiary, Dangdang Information Technology (Tianjin) Co., Ltd., or Tianjin Dangdang Information, in Tianjin, China, to expand our sales and fulfillment capacities and further develop our business.

We and certain selling shareholders completed an initial public offering of 19,550,000 ADSs in December 2010. On December 8, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “DANG.”

Our principal executive offices are located at 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. Our telephone number at this address is (86 10) 5799-2666. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in December 2010 is Law Debenture Corporate Services Inc.

B. Business Overview

We are a leading business-to-consumer, or B2C, e-commerce company in China. Since our inception, we have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of December 31, 2012, we offered approximately 900,000 book titles on our website, including more than 870,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We also offer other media products and selected general merchandise categories on our website, including beauty and personal care products, home and lifestyle products, and baby, children and maternity products. We also offer the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products.

We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had 15.7 million active customers in 2012. Our average daily unique visitors were approximately 1,300,000, 1,900,000 and 3,100,000 in 2010, 2011 and 2012 respectively. During 2012, we acquired approximately 8.6 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the dangdang.com customer experience.

As a pioneer in China’s e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, strategic relationships with 143 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers. Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in over 1,100 cities and towns in China, a popular payment option for Chinese consumers. As of the end of 2012, we have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 300 cities to pay with cards on the spot. We also offer our customers other payment options including online payment, wire transfer and postal remittance.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB766.1 million in 2008 to RMB5,193.8 million (US$833.7 million) in 2012, representing a compound annual growth rate, or CAGR, of 61.4%. We incurred net losses of RMB81.8 million in 2008, achieved net profits of RMB16.9 million and RMB30.8 million in 2009 and 2010, respectively, and incurred net losses of RMB228.5 million and RMB443.9 (US$71.3 million) in 2011 and 2012, respectively. We intend to continue to leverage our brand recognition, large and loyal customer base, proven supply chain management expertise and fulfillment and delivery capabilities to further capture opportunities in China’s B2C e-commerce market. However, the successful execution of our strategies and business plans involves challenges, risks and uncertainties as described in “Item 3.D. Key Information—Risk Factors”.

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

Our website features a user-friendly and intuitive interface designed for consumers in China that allows them to conveniently search for, find and purchase the products they are looking for. In addition, we have a mobile version of our website. We allow customers to place orders via our mobile applications for iPhone, iPad, Android, Android Pad and Windows Phone mobile devices. We have designed our website to create a reliable, secure, enjoyable and convenient online shopping experience for our customers in order to promote brand loyalty and repeat purchases.

•

Browsing. Our website provides users with useful information on the products for sale, such as a description of the product and, in many cases, images of the product. Our website also offers the following popular features: dangdang.com Best Sellers, Special Sale, Also Buy, Also View Browsing History and Online Reading. The dangdang.com Best Sellers feature allows users to view the most purchased items in the past. A user can sort the best-selling items by product category and by period of time. The Special Sale feature allows users to view promotional items with deep per-item or volume discounts or free gifts on offer all on one webpage. The Also Buy and Also View features allow users who are interested in one particular product to obtain personalized recommendations based on the viewing or purchasing records of other customers who have also viewed or bought the same product. The Browsing History feature allows users to revisit the items they have browsed. The Online Reading feature at Dangdang bookstore allows users to view the first several chapters of new arrival books.

•

Searching and Sorting. Our customers are able to search for approximately 900,000 book titles and other media products and more than 1,050,000 general merchandise items on our website. For books, we provide a selection of search tools based on title, author, publisher, ISBN, price range and discount, publication date and on-shelf date. For other media products and general merchandise, we provide search tools based on different criteria such as product category, price, brand, size and color. Users can also sort products by popularity, price, arrival date and rating of third-party merchants.

•

Product Reviews and Online Community. We encourage our customers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other customers who are interested in these products. Users of our dangdang.com online community can read and post reviews on books, general merchandise, music, TV shows and movies and initiate or participate in discussions in different forums. The online community provides users of our website with an interactive experience that is intended to encourage them to return to our website frequently, which we believe in turn promotes user loyalty and increases repeat purchases.

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

Our Product Offerings

Books and Other Media Products

Since our inception, we have focused on selling books online. As of December 31, 2012, we offered approximately 900,000 book titles, including more than 870,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. In December 2011, we launched an e-book platform to further enhance our customers’ shopping experience. We currently offer approximately 90,000 book titles through the e-book platform.

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

Among the several major categories of general merchandise available at our dangdang.com website, we focus on expanding our own offerings in selected categories and we invite third-party merchants to sell selected product categories to our customers through our dangdang.com marketplace program, which generates revenues from commissions and annual listing fees charged to third-party merchants. We currently have more than 110,000 stock keeping units, or SKUs, of general merchandise products we sell directly to customers and approximately 940,000 SKUs of products offered by third-party merchants.

In March 2012, we formed a strategic alliance with Gome Online and launched a store in our marketplace focusing on electronics and computers products. In this joint undertaking, Gome Online provides electronics, computers, and communication products selection, fulfillment, promotional arrangements and after-sales services to customers.

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

Product Sourcing and Pricing

Product Procurement

We source our products from domestic publishers, manufacturers and distributors. Our nationwide e-commerce distribution platform and comprehensive database of customer preferences and shopping habits enable us to provide significant value to our suppliers, helping them reach our sizeable customer base and target their product offerings more effectively. As a result, we have strong relationships with a network of over 3,700 suppliers across China. For our books and other media products, we have long-term relationships with a number of strategic suppliers, who, in some cases, have given us exclusive rights to sell certain popular or hard-to-find books and other media products on more favorable terms within certain prescribed periods. To obtain these favorable terms, we usually commit to meet certain minimum sales target requirements. Due to our large purchase volume, quick product turnover and timely payment, we are able to negotiate favorable supply terms, such as lower procurement prices and shorter lead times, from our suppliers. We typically negotiate and enter into supply agreements on an annual basis. None of our suppliers accounted for more than 10% of the total value of our products in any of the past three years ended December 31, 2012.

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

Our payment options include cash-on-delivery, online payment, wire transfer and postal remittance. Most of our customers prefer cash-on-delivery. Under this option, our third-party courier companies deliver products to customers’ designated addresses and collect payment on site. We have built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 1,100 cities and towns across China. This payment method not only provides our customers with a secure and convenient payment option, but has also enabled us to reduce our operating expenses as we can combine payment and delivery services by using the same third-party courier companies without incurring additional fees. We have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 300 cities to pay with cards on the spot. Our website also supports online payment with credit cards and debit cards issued by major banks in China as well as payment through third-party online payment agents.

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

Fulfillment

Our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have 20 logistics centers in 11 cities. Our logistics centers have warehouse space totaling over 420,000 square meters in size. In most cases, orders are automatically allocated to a nearby logistics center for fulfillment and parcels are delivered directly to the customers from that center. In the event that a specific item in the order is not available in the nearby logistics center, the unfulfilled part of the order will be automatically routed through our computer system to the central logistics center and delivered separately from the central logistics center to the relevant regional logistics centers, and finally to the customers. In addition, we provide same-day delivery service to customers in 21 cities under our “Lightning Plan” and evening-delivery-service to customers in 11 cities.

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

In addition, our customers can contact customer service representatives through real-time online chat or through our customer service e-mail address around the clock, or through our customer service hotline 24 hours a day, seven days a week. Our customer service center, located in Beijing, had more than 500 employees as of December 31, 2012. They are trained to address customer inquiries, handle customers’ requests to exchange or return products and resolve customer complaints. We maintain service quality by placing emphasis on careful selection of personnel and regularly monitoring the performance of our representatives. Each new representative is required to complete a two-month mandatory training program, including in-class instruction and exams and on-the-job coaching, and representatives also attend regular training sessions conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills.

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

Competition

The online retail environment in China is intensely competitive. Our current or potential competitors include: (1) other B2C e-commerce companies, (2) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; and (3) a number of indirect competitors, including internet portals and internet search engines that are involved in online commerce, either directly or in collaboration with other retailers. We may also in the future experience competition from the increasingly popular electronic books and digital content, which have already impacted the book market in the U.S. and other countries.

We believe that the principal competitive factors in our market segments include brand recognition, selection, price, convenience, customer service, speed of fulfillment capacities and ease of use. For services we offer to business and individual sellers under the dangdang.com marketplace program, additional competitive factors include the quality of our services and tools as well as the speed of performance for our services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and customers.”

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 28, 2013, we registered 79 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, and 47 trademarks and service marks and had 37 trademark applications, 2 patents and 2 patent applications pending in China.

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

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

PRC Regulation

Online commerce in China is subject to a number of laws and regulations. This section summarizes all material PRC regulations relevant to our business and operations in China and the key provisions of such regulations.

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law. The Company Law is applicable to our PRC subsidiaries and our affiliated PRC entity and its subsidiary unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, Dangdang Information, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC.

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

Regulations Relating to Foreign-invested Enterprises Engaging in Retail Businesses

As an online retailer, we are subject to regulations relating to foreign-invested enterprises engaging in the retail business. In April 2004, the Ministry of Commerce issued the Administrative Measures on Foreign Investment in Commercial Sectors, or the Measures. Pursuant to the Measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Measures.

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

The Ministry of Industry and Information Technology, or the MIIT, previously known as the Ministry of Information Industry, together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in China. The Telecommunications Regulations divide telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and the granting of licenses by the MIIT or the provincial-level communications administrative bureaus. According to the Catalogue of Classification of Telecommunications Businesses effective in April 2003, provision of information services through the internet, such as the operation of our dangdang.com website, is classified as value-added telecommunications services.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council, effective in January 2002 and as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an internet content provider, or ICP, license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. To comply with the Circular, Dangdang Information has transferred certain domain names to Dangdang Kewen.

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our dangdang.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the MIIT may levy fines, confiscate its income or even block its website. Due to the PRC law restriction that foreign investors cannot hold more than a 50% equity interest in a value-added telecommunications services provider, we hold our ICP license through our affiliated PRC entity, Dangdang Kewen, and its subsidiary, Wuxi Dangdang Kewen. Each of Dangdang Kewen and Wuxi Dangdang Kewen currently holds an ICP license issued by the relevant local branches of the MIIT.

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

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People’s Court issued the Provisions on Several Issues Concerning the Application of Law in Hearings of Civil Dispute Cases on the Infringement of Information Networking Transmission Rights, or the Supreme Court Provisions, which took effect as of January 1, 2013. The Supreme Court Provisions provide more detailed guidance as to the circumstances in which the provision by internet users or internet service providers of others’ works, performances, and audio or video products without permission from the rights owner constitutes infringement of information network transmission rights. The Supreme Court Provisions provide that internet service providers will be jointly liable if they assist in the infringing activities or fail to remove infringing content from their websites once they become to know the infringement or receive notice from the rights holder. The Supreme Court Provisions also provide that where an internet service provider obtains economic advantage directly from the works, performances, and sound or visual recordings provided by the internet users, it owes higher duty of attention in terms of the infringement of network information transmission rights by internet users. We are an internet service provider because of our operation of dangdang.com and are therefore subject to the Supreme Court Provisions.

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet content providers that violate the prohibition may face criminal charges or administrative sanctions by PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Furthermore, under the Administration of Internet Bulletin Board Services issued by the MIIT in November 2000, internet content providers that provide electronic bulletin board services must keep users’ personal information confidential and are prohibited from disclosing such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes relevant telecommunication authorities to order internet content providers to rectify any unauthorized disclosure. Internet content providers could be subject to legal liabilities if unauthorized disclosure causes damages or losses to internet users. However, the PRC government retains the power and authority to order internet content providers to provide the personal information of internet users if the users post any prohibited content or engage in illegal activities through the internet. We believe that we are currently in compliance with these regulations in all material aspects.

In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information, or the Decision. Most requirements under the Decision that are relevant to internet content providers are consistent with the requirements already established under the provisions as discussed above, though often more strict and broad. Under the Decision, if an internet content provider wishes to collect or use personal electronic information, it must do so in a lawful and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. Internet content providers are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. Internet content providers are further prohibited from disclosing, distorting or destroying any such personal electronic information, or selling or proving such information to other parties. The Decision also requires that internet content providers providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the Decision provides that violators may face warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings and closure of websites. As an internet content provider, we are subject the the Decision.

Regulations Relating to Internet Publishing

We are subject to regulations relating to internet publishing. In June 2002, General Administration of Press and Publication and the MIIT jointly issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in internet publishing, such as our company, obtain approval from General Administration of Press and Publication before conducting any internet publishing business. “Internet publishing” is broadly defined in the Internet Publishing Regulations as any act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the internet or transmit to users via the internet for browsing, reading, using or downloading by the public. These works include content from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, natural science, social science, engineering technology and others. The Internet Publishing Regulations include a requirement for internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. If any entity engaging in internet publishing fails to obtain an internet publishing certificate from the General Administration of Press and Publication, the relevant press and publication authorities may terminate its business, levy fines or confiscate its income, or its facilities or other materials used for internet publishing. Dangdang Kewen currently holds an internet publishing certificate issued by the General Administration of Press and Publication.

Regulations Relating to Wholesale and Retail of Books and Audio-Video Products

We are also subject to regulations relating to the wholesaling and retailing of books and audio-video products. Under the Administrative Measures for the Publication Market promulgated by the General Administration of Press and Publication, effective in September 2003 and with the latest amendment in March 2011, any entity or individual engaging in wholesale or retail of books and audio-video products must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information and Tianjin Dangdang Information have obtained a Publication Operation Permit for books, and Dangdang Kewen has obtained an Audio-Video Produced Business Permit.

Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by the General Administration of Press and Publication in December 2010, any entities engaging in online publications distribution in China must apply for the Publications Operation Permit with the notation “online distribution”. As of the date of this annual report, the Publication Operation Permits possessed by Dangdang Information and Tianjin Dangdang Information and the Audio-Video Product Business Permit possessed by Dangdang Kewen contain the “online distribution” notation. Wuxi Dangdang Information’s Publication Operation Permit does not contain such a notation. Based on our informal communication with Wuxi local government, it is not mandatory for a company like Wuxi Dangdang Information to apply for “online distribution” notation in Wuxi. However, if the relevant local authority subsequently determines that Wuxi Dangdang Information is subject to such requirement, Wuxi Dangdang Information may be subject to penalties for failing to applying for such “online distribution” notation. These penalties may include fines and disgorgement of gains or revocation of business license of Wuxi Dangdang Information, although we believe that, as a matter of practice, government authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, effective January 1, 2008, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, unless tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

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

Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an “effective tax” rate less than 12.5%, or (ii) “does not impose income tax” on foreign income of its residents, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the PRC competent tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to a PRC withholding tax rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which is not on an arm’s length basis and results in reducing the taxable income, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. In March 2011, the State Administration of Taxation released SAT Public Notice (2011) No. 24 to clarify several issues related to Circular 698. According to this notice, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident. There is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident enterprise investors, we and our non-resident enterprise investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident enterprise investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident enterprise investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.”

Under PRC law, payers of the PRC sourced income to non-PRC residents are generally obligated to withhold PRC income taxes from the payment. In the event of failure to withhold, the non-PRC residents are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines, and default interest on those taxes.

PRC Business Tax and VAT

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, business tax may be exempted subject to approval by the relevant tax authorities.

Pursuant to applicable PRC tax regulations, any entity engaging in sale of goods is generally required to pay a value-added tax at the rate of 17% or 13%, depending on the type of goods.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this program and relevant notices, from January 1, 2012, a VAT has been adopted to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions. The pilot program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, Tianjin and Jiangsu province, in 2012. Under the pilot program, a VAT rate of 6% applies to some modern service industries, including our third-party marketplace business and online advertising service. The pilot program will also be expanded nationwide when conditions permit.

All of our PRC subsidiaries and our affiliated PRC entity and its subsidiary, which are located in Beijing, Tianjin and Jiangsu province, fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since September 1, 2012, December 1, 2012 and October 1, 2012, respectively, the effective date of the pilot program in each of the regions. From the applicable effective time onwards, these entities pay VAT instead of business tax for marketplace program revenues, online advertising services and other services at a rate of 6%.

Regulations Relating to Foreign Exchange

Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council, effective in 1996 and with the latest amendment in August 2008, current account transactions, such as sale or purchase of goods, are not subject to PRC governmental control or restrictions. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

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

Regulations Relating to Labor

The Labor Contract Law, which became effective in January 2008, and its implementation rules, impose more restrictions on employers and have been deemed to increase labor costs for employers, compared to the Labor Law, which became effective in January 1995. For example, pursuant to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.

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

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens

Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued in October 2005 by SAFE and its supplemental notices, PRC citizens or residents are required to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations, including the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special purpose Companies, effective July 1, 2011, further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If the shareholders of the offshore holding company who are PRC citizens or residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

SAFE Regulations on Employee Share Options

In February 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the Share Option Rule. Pursuant to the Share Option Rule, PRC residents who are granted share options by an overseas publicly listed company are required to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted share options are subject to these regulations. We and our PRC share option holders are in the process of registering with SAFE. Failure of our PRC share option holders or us to complete their SAFE registrations may subject these PRC employees or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and affiliated entities:

(1)	Each of Ms. Peggy Yu Yu and Mr. Guoqing Li, wife and husband, owns 50% of the equity interest in Dangdang Kewen.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen’s shareholders. Through the contractual arrangements with Dangdang Kewen and its shareholders described below, we exercise effective control over the operations of Dangdang Kewen and receive economic benefits generated from shareholders’ equity interests in this entity. Accordingly, we consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. In 2010, 2011 and 2012, Dangdang Kewen and its subsidiary contributed in aggregate 18.7%, 15.3% and 4.1%, respectively, of our total net revenues.

Loan Agreement. The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010. Under this loan agreement, Dangdang Information has granted an interest-free loan of RMB2.0 million (US$0.3 million) to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. The term of the loan is from December 2004 until the date when Dangdang Information requests repayment. Dangdang Information may request early repayment of the loan with 30 days’ advance notice and may decide the loan to be repaid in cash or in other forms. The Dangdang Kewen shareholders may not, without the prior written consent of Dangdang Information, choose to prepay the loan. Dangdang Information may make further loans from time to time to support the continued development of its business operations.

Exclusive Call Option Agreement. The shareholders of Dangdang Kewen entered into an exclusive call option agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012, under which the shareholders jointly and severally granted to Dangdang Information an exclusive and irrevocable option to purchase their equity interests in Dangdang Kewen at a purchase price equal to the capital contribution amount, unless otherwise required by PRC law or agreed in writing by the relevant parties. The purchase price can be set off against the loan repayment under the loan agreement. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen, subject to applicable PRC laws. The term of the agreement will expire in December 2022, and may be extended for ten years upon Dangdang Information’s written confirmation prior to the expiration of the initial term or the extension period thereof. Neither of the shareholders of Dangdang Kewen may unilaterally terminate this agreement at any time during the term and extension period of the agreement.

Exclusive Technical Support Service Agreement. Dangdang Information and Dangdang Kewen entered into an exclusive technical support service agreement in May 2006, as first amended in July 2010 and as further amended in December 2012, under which Dangdang Kewen, including its subsidiaries or any companies or entities under its control, agrees to engage Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees at the request of Dangdang Information. The fees payable by Dangdang Kewen include (i) a performance fee equivalent to 5% of the total revenue of Dangdang Kewen in any fiscal year; (ii) amount of depreciation of equipment to be determined in accordance with the accounting rules of PRC; and (iii) annual service fee, the amount of which shall be the total revenue of the whole year minus fees set forth in (i) and (ii). Where the aggregate amount of the three items exceeds total net profit of the whole year of Dangdang Kewen, the annual service fee payable is limited to total net profit of Dangdang Kewen. Dangdang Information has the right to set and revise annually the service fee unilaterally with reference to the performance of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has an unlimited term. Dangdang Kewen may not terminate the agreement early unless Dangdang Information commits gross negligence, fraud or other illegal actions or goes bankrupt, while Dangdang Information has the right to terminate the agreement at any time at its sole discretion by giving a 30 days prior notice to Dangdang Kewen.

Power of Attorney. Each shareholder of Dangdang Kewen executed a restated irrevocable power of attorney in December 2012 to appoint Dangdang Information as the attorney-in-fact to act on his or her behalf on all matters pertaining to Dangdang Kewen and to exercise all of his or her rights as a shareholder of Dangdang Kewen, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of his or her equity interests in Dangdang Kewen pursuant to the exclusive call option agreement. The power of attorney with each shareholder will remain effective as long as the shareholder holds any equity interests in Dangdang Kewen.

Equity Pledge Agreement. The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above loan agreement, the exclusive technical support service agreement and the exclusive call option agreement. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. The shareholders of Dangdang Kewen may not transfer or assign their equity interest in Dangdang Kewen, their rights and obligations under the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without the prior written consent of Dangdang Information. Dangdang Information shall provide necessary financial support to Dangdang Kewen to fund any losses incurred during the term of the pledge and shall not request for repayment if Dangdang Kewen is unable to do so. If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. This agreement shall not be terminated until all of the secured indebtedness has been fully discharged. The equity pledged under the equity pledge agreement as amended in July 2010 have been registered with the local administration for industry and commerce, and we will register the equity pledge agreement recently amended in December 2012 with the local administration for industry and commerce after the local administration for industry and commerce completes its annual review of our business license.

In the opinion of Jun He Law Offices, our PRC legal counsel, our current ownership structure and the ownership structure of our subsidiary and our affiliated PRC entity are in compliance with existing PRC laws and regulations, and the contractual arrangements between our subsidiary, our affiliated PRC entity and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. See the several risks discussed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

D. Property, Plants and Equipment

Our headquarters are located in Beijing and we maintain leased warehouse facilities in Beijing, Shanghai, Wuxi, Guangzhou, Chengdu, Wuhan, Zhengzhou, Jinan, Shenyang, Fuzhou and Tianjin. We own a warehouse in Tianjin, which is currently under construction. The following table sets forth a summary of the leased properties as of December 31, 2012:

Location	Space	Usage of Property
	(in thousands of square meters)
Beijing	100	Office space, Data centers and Warehouses
Wuxi	51	Warehouses
Wuhan	45	Warehouses
Guangzhou	77	Warehouses
Zhengzhou	31	Warehouses
Shanghai	26	Warehouses
Chengdu	21	Warehouses
Jinan	22	Warehouses
Shenyang	20	Warehouses
Fuzhou	21	Warehouses
Tianjin	24	Warehouses

We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We generate product revenues from selling books and other media products and general merchandise products to customers. Product revenues constituted most of our net revenues in the three years ended December 31, 2012. Since our inception, we have focused on selling books online. As of December 31, 2012, we offered approximately 900,000 book titles on our website, including more than 870,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We currently generate most of our product revenues from selling books and other media products. We also sell general merchandise products and have gradually expanded our general merchandise product offerings to beauty and personal care products, home and lifestyle products, and baby, children and maternity products and other products. Product revenues from selling general merchandise to our customers have comprised a relatively small portion of our product revenues in the past. We also offer the dangdang.com marketplace program, whereby we charge third-party merchants service fees for selling their general merchandise on our website.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB2,281.7 million in 2010 to RMB5,193.8 million (US$833.7 million) in 2012, representing a CAGR of 50.9%. In 2012, our total net revenues of RMB5,193.8 million (US$833.7 million), represented a 43.5% increase from RMB3,619.0 million for 2011. We achieved a net profit of RMB30.8 million in 2010, but incurred a net loss of RMB228.5 million in 2011 and a net loss of RMB443.9 million (US$71.2 million) in 2012.

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

Our revenues from product sales are classified into two categories: (1) media products, which includes books and other media products, and (2) general merchandise. The following table sets forth our revenues derived from each of these categories as well as other revenues including revenue from third-party merchants, both in absolute amount and as a percentage of total net revenues, for the periods presented.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	1,863,431	81.7	2,457,423	67.9	3,252,511	522,064	62.6
General merchandise	392,090	17.2	1,094,087	30.2	1,768,292	283,831	34.1
Other revenue	26,159	1.1	67,462	1.9	173,006	27,769	3.3

Total net revenues	2,281,680	100.0	3,618,972	100.0	5,193,809	833,664	100.0

Since our inception, we have primarily focused on selling books online and historically most of our total net revenues have been derived from the sale of books and other media products. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. In the meantime, we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources. Our revenues from sales of general merchandise products increased at a higher rate than our revenues from sales of media products in each of the three years ended December 31, 2012. As a result, our revenues from sales of media products, as a percentage of our total net revenues, have decreased in each of the relevant fiscal periods, while our revenues from sales of general merchandise products, as a percentage of our total net revenues, increased over the same periods. We expect that this trend will continue in the near future as we further expand our general merchandise business. Since 2011, our other revenues, which include the marketplace program revenues and advertising revenues, have grown significantly. We expect continued growth of other revenue in the near future as we further develop our marketplace program and advertising business.

Cost of Revenues

Our cost of revenues consists primarily of the cost of products sold by us and packaging material costs. We receive from certain of our suppliers’ cash consideration, including rebates for products we sell over a period of time as well as promotion fees paid by the suppliers during the year. We record these rebate amounts as a reduction to cost of revenues when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction to cost of revenues when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to our customers or specific inventory sold are allocated between cost of revenues and inventories based on purchases for the year. We anticipate that our cost of revenues will continue to increase as we further expand our business operations and product offerings.

Operating Expenses

Our operating expenses consist of fulfillment expenses, marketing expenses, technology and content expenses, general and administrative expenses and others. Share-based compensation expenses are included in our operating expenses. Our operating expenses have been growing in absolute terms but have remained flat as a percentage of our net revenues due to increased economies of scale. We expect that operating expenses will increase as we expand our product offerings and develop the third-party marketplace program, further promote our general merchandise products, further enhance our brand image, further improve our information technology systems, hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

Fulfillment

Fulfillment costs represent those costs incurred in outbound shipping and operating and staffing the our fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist us in fulfillment and customer service operations.

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

PRC. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiaries and affiliated entities are both subject to income tax at a rate of 25%.

Dividends. Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated are subject to a withholding tax of 20%, although under the detailed implementation rules to the PRC Enterprise Income Tax Law promulgated by the PRC State Council the withholding tax rate is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Tax residence. Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within PRC territory are considered PRC resident enterprises and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. “De facto management bodies” are defined under the implementation rules as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise and subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

Consolidation of Affiliated Entities

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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen’s shareholders. These contractual arrangements are intended to enable us to direct the activities that most significantly affect the economic performance of the affiliated entities and allow us to obtain a majority of the residual returns from the affiliated entities’ activities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, Consolidation: Overall, because we hold all the variable interests of the affiliated entities through our subsidiary, Dangdang information, which is the primary beneficiary of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

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

In accordance with our policy, we review the estimated obsolete inventories on an ongoing basis. This review indicated that our inventories were less susceptible to obsolescence and changes in the marketplace. As a result, effective from January 1, 2012, we changed our estimates of the obsolete inventories to better reflect the utility of the inventory. Changes in estimates are accounted for on a prospective basis.

Share-Based Compensation

We have adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation, to account for employee share-based compensation. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

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

We have adopted two share incentive plans in 2004 and 2010, respectively. Under the 2004 plan, we may issue option awards to our directors, employees and other eligible persons. The exercise price, vesting and other conditions of individual awards are determined by the board of directors of our company and our executive chairwoman within the scope authorized by the board. Typically the awards are subject to three to four years’ service vesting condition and expire approximately seven to ten years after the grant date. We suspended implementing the 2004 plan on November 15, 2010, the date of effectiveness of our 2010 plan. On November 12, 2012, our shareholders approved and ratified our resumption of implementing the 2004 plan, only to the extent that the Class A common shares underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 plan, and with amendments made to the 2004 plan. Under the 2010 plan, we may issue restricted share units, restricted shares and options awards to our directors, employees and other eligible persons.

We had the following option grants in 2010, 2011 and 2012 under the 2004 and 2010 plans:

Grant Date	Number of Class A Common Shares Underlying Options Grant	Exercise Price Per Share (US$)	Fair Value Per Class A Common Share at the Grant Date (US$)
March 31, 2010	4,320,000	0.822	0.894
June 30, 2010	6,250,500	0.93	0.894
July 1, 2011	1,929,690	0.93	1.15
November 12, 2012	928,500	0.794	0.409
November 12, 2012	93,000	0.794	0.36

The fair value of each option award was estimated by us using the binomial option pricing model, with assistance from an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The volatility assumption was calculated based on the price of the underlying common shares over the expected term of the option and the price volatility of the shares of comparable companies. The risk-free rate was based on the market yield of U.S. Treasury Bills with maturity terms equal to the term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the periods presented:

	2010	2011	2012
Expected volatility range	70.5%	68.3%—68.6%	70.34%
Risk-free interest rate	4.1%	2.2%—3.2%	1.1%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5—2.5

The total share-based compensation expense during the years ended December 31, 2010, 2011 and 2012 was RMB10.3 million, RMB11.5 million and RMB11.2 million (US$1.8 million), respectively.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss).

In accordance with the provisions of ASC 740, Income Taxes, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, included in the income tax expenses for the three years ended December 31, 2012 may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

	For the Year Ended December 31,
	2010		2011		2012
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands)
Net revenues:
Product revenue
Media	1,863,431	81.7%	2,457,423	67.9%	3,252,511	522,064	62.6%
General merchandise	392,090	17.2%	1,094,087	30.2%	1,768,292	283,831	34.1%

	2,255,521	98.9%	3,551,510	98.1%	5,020,803	805,895	96.7%
Other revenue	26,159	1.1%	67,462	1.9%	173,006	27,769	3.3%

Total net revenues	2,281,680	100.0%	3,618,972	100.0%	5,193,809	833,664	100.0%
Cost of revenues	(1,775,881)	(77.8)%	(3,118,365)	(86.2)%	(4,469,455)	(717,397)	(86.1)%

Gross profit	505,799	22.2%	500,607	13.8%	724,354	116,267	13.9%
Operating expenses (1) :
Fulfillment	(286,443)	(12.6)%	(474,506)	(13.1)%	(736,191)	(118,167)	(14.2)%
Marketing	(76,669)	(3.4)%	(150,313)	(4.2)%	(195,938)	(31,450)	(3.8)%
Technology and content	(64,682)	(2.8)%	(89,616)	(2.5)%	(153,267)	(24,601)	(3.0)%
General and administrative	(67,903)	(3.0)%	(84,113)	(2.3)%	(137,473)	(22,066)	(2.6)%
Government grants	4,805	0.2%	13,603	0.4%	9,216	1,479	0.2

Total operating expenses	(490,892)	(21.5)%	(784,945)	(21.7)%	(1,213,653)	(194,805)	(23.4)%
Income (loss) from operations	14,907	0.7%	(284,338)	(7.9)%	(489,299)	(78,538)	(9.4)%
Interest income	7,087	0.3%	26,606	0.7%	38,695	6,211	0.7%
Interest expense	—	—	(259)	0.0%	(7,603)	(1,220)	(0.1)%
Other (expenses) income, net	(3,273)	(0.1)%	53,830	1.5%	14,356	2,304	0.3%

Total non-operating income	3,814	0.2%	80,177	2.2%	45,448	7,295	0.9%

Income (loss) before income taxes	18,721	0.8%	(204,161)	(5.7)%	(443,851)	(71,243)	(8.5)%
Income tax (expense) benefit	12,061	0.5%	(24,326)	(0.7)%	—	—	—

Net income (loss)	30,782	1.3%	(228,487)	(6.4)%	(443,851)	(71,243)	(8.5)%
Deemed dividend on Series C convertible preferred shares	(1,779)	(0.1)%	—	—	—	—	—

Net income (loss) attributable to common shareholders	29,003	1.3%	(228,487)	(6.4)%	(443,851)	(71,243)	(8.5)%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2010		2011		2012
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Fulfillment	1,096	0.0%	1,491	0.0%	1,922	309	0.0%
Marketing	233	0.0%	300	0.0%	332	53	0.0%
Technology and content	787	0.0%	1,372	0.0%	1,015	163	0.0%
General and administrative	8,184	0.4%	8,294	0.2%	7,918	1,271	0.2%

Total share-based compensation expenses	10,300	0.4%	11,457	0.2%	11,187	1,796	0.2%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Total net revenues. Our total net revenues increased by 43.5% from RMB3,619.0 million in 2011 to RMB5,193.8 million (US$833.7 million) in 2012. This increase was primarily attributable to increases in product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 32.4% from RMB2,457.4 million in 2011 to RMB3,252.5 million (US$522.1 million) in 2012 and product revenues from sales of general merchandise products increased by 61.6% from RMB1,094.1 million in 2011 to RMB1,768.3 million (US$283.8 million) in 2012, primarily as a result of the expansion of our general merchandise market and the accelerated growth of active customers.

The increase in revenues was primarily attributable to the increased number of active customers and orders. The total number of active customers and orders amounted to 15.7 million and 54.2 million, respectively, in 2012, as compared to 12.2 million and 40.7 million, respectively, in 2011. The increase in the number of active customers was largely due to an increase in the number of new customers from 6.6 million in 2011 to 8.6 million in 2012 and the enlarged active customer base as a result of our ability to retain existing customers.

Cost of revenues. Our cost of revenues increased by 43.3% from RMB3,118.4 million in 2011 to RMB4,469.5 million (US$717.4 million) in 2012, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 44.7% from RMB500.6 million in 2011 to RMB724.4 million (US$116.3 million) in 2012 and our gross margin increased from 13.8% to 13.9% during the same period. The slight increase in gross margin was primarily due to the expansion of our marketplace program, under which the revenue is recognized on a net basis.

Fulfillment expenses. Our fulfillment expenses increased by 55.2% from RMB474.5 million in 2011 to RMB736.2 million (US$118.2 million) in 2012, primarily due to increased sales volume. Our fulfillment expenses as a percentage of total net revenues increased from 13.1% to 14.2% during the same period, primarily due to the increase in headcount and investments in warehousing space and equipment.

Marketing expenses. Our marketing expenses increased by 30.3% from RMB150.3 million in 2011 to RMB195.9 million (US$31.5 million) in 2012. Our marketing expenses as a percentage of total net revenues decreased from 4.2% to 3.8% during the same periods, primarily due to more efficient marketing campaigns in 2012.

Technology and content expenses. Our technology and content expenses increased by 71.1% from RMB89.6 million in 2011 to RMB153.3 million (US$24.6 million) in 2012. Our technology and content expenses as a percentage of total net revenues increased from 2.5% to 3.0% during the same periods. The increase in our technology and content expenses was primarily due to the increased headcount in our technology department from 242 as of December 31, 2011 to 533 as of December 31, 2012 and our additional investments in technology.

General and administrative expenses. Our general and administrative expenses increased by 63.5% from RMB84.1 million in 2011 to RMB137.5 million (US$22.1 million) in 2012. Our general and administrative expenses as a percentage of total net revenues increased from 2.3% to 2.6% during the same periods. The increase in general and administrative expense was primarily due to increased professional service fee and charges of POS service.

Government grants. Our government grants in 2012 totaled RMB9.2 million (US$1.5 million), attributable to a tax subsidy and other government subsidies we received in 2012.

Interest income. Our interest income increased by 45.5% from RMB26.6 million in 2011 to RMB38.7 million (US$6.2 million) in 2012, primarily due to our increased cash balances in interest-bearing accounts.

Interest expense. Our interest expense increased from RMB0.3 million in 2011 to RMB7.6 million (US$1.2 million) in 2012, primarily attributable to our increased short-term bank loans.

Other (expenses) income, net. Our other income decreased from RMB53.8 million to RMB14.4 million (US$2.3 million) from 2011 to 2012, primarily due to less exchange gains as our cash and cash equivalents and time deposits were mostly converted into RMB in 2011 and relatively more stable exchange rate between the RMB and the U. S. dollar in 2012.

Tax expense. Our tax expense for the year ended December 31, 2012 is nil, primarily due to the valuation allowance of RMB116.7 million (US$18.7 million) which offset our total deferred income tax benefit of RMB116.7 million (US$18.7 million), mainly relating to tax losses. As we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized, we recognized a full valuation allowance against deferred tax assets in 2012. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be released, resulting in a tax benefit at that time.

Net loss. As a result of the above, we incurred a net loss of RMB443.9 million (US$71.2 million), or (8.5)% of total net revenues in 2012, as compared to a net loss of RMB228.5 million, or (6.4)% of total net revenues in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Total net revenues. Our total net revenues increased by 59% from RMB2,281.7 million in 2010 to RMB3,619.0 million in 2011. This increase was primarily attributable to increases in product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 32% from RMB1,863.4 million in 2010 to RMB2,457.4 million in 2011 and product revenues from sales of general merchandise products increased by 179% from RMB392.1 million in 2010 to RMB1,094.1 million in 2011, primarily as a result of the expansion of our general merchandise market and the accelerated growth of active customers.

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

Cost of revenues. Our cost of revenues increased by 75.6% from RMB1,775.9 million in 2010 to RMB3,118.4 million in 2011, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit decreased by 1.0% from RMB505.8 million in 2010 to RMB500.6 million in 2011 and our gross margin decreased from 22.2% to 13.8% during the same periods. The decrease of gross margin was primarily attributable competitive pricing, increased packing cost, changes in product mix with a higher percentage of general merchandise, whose gross margin is lower than that of media products, and promotional measures, such as using coupons which were deducted from revenues directly.

Fulfillment expenses. Our fulfillment expenses increased by 65.7% from RMB286.4 million in 2010 to RMB474.5 million in 2011, primarily due to increased sales volume. Our fulfillment expenses as a percentage of total net revenues increased from 12.6% to 13.1% during the same period, primarily due to the increase in expanding the procurement team and the rental costs for the new fulfillment centers, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses. Our marketing expenses increased by 96.0% from RMB76.7 million in 2010 to RMB150.3 million in 2011. Our marketing expenses as a percentage of total net revenues increased from 3.4% to 4.2% during the same periods, primarily due to the increased investment in marketing to acquire new customers, cross-sell general merchandise to media product customers and launching a branding campaign in 2011.

Technology and content expenses. Our technology and content expenses increased by 38.5% from RMB64.7 million in 2010 to RMB89.6 million in 2011. Our technology and content expenses as a percentage of total net revenues decreased slightly from 2.8% to 2.5% during the same periods. The increase in our technology and content expenses was primarily due to the increased investment in human resources in our technology department from 213 persons as of December 31, 2010 to 242 persons as of December 31, 2011 and the upgrade of our technology infrastructure.

General and administrative expenses. Our general and administrative expenses increased by 23.9% from RMB67.9 million in 2010 to RMB84.1 million in 2011. Our general and administrative expenses as a percentage of total net revenues decreased from 3.0% to 2.3% during the same periods. The increase in general and administrative expenses was primarily due to an increase of rental expenses resulting from expansion of office areas and an increase in the number of personnel performing general and administrative functions, especially senior management personnel, from 136 as of December 31, 2010 to 207 as of December 31, 2011.

Government grants. Our government grants in 2011 totaled RMB13.6 million. This amount included a tax refund based on our accumulated tax payment and contractual refund rate, and government subsidies that we received in connection with the maintenance of our operations in certain locations in China.

Interest income. Our interest income increased by 270.4% from RMB7.1 million in 2010 to RMB26.3 million in 2011, primarily due to our increased cash balances in interest-bearing accounts.

Other (expenses) income, net. Our other income (expense) amounted to an expense of RMB3.3 million in 2010 and an income of RMB53.8 million in 2011, primarily due to exchange gains related to the significant amount of proceeds from our initial public offering which were converted into Renminbi and the appreciation of the Renminbi against the U.S. dollar during the year.

Tax expense. Our tax expense for the year ended December 31, 2011 totaling RMB24.3 million included current income tax expense of RMB0.3 million and the valuation allowance of RMB92.9 million partially offset by deferred income tax benefit of RMB68.9 million, mainly relating to tax losses. As we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized, we recognized a full valuation allowance against deferred tax assets in 2011. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be released, resulting in a tax benefit at that time.

Net loss. As a result of the above, we incurred a net loss of RMB228.5 million, or (6.4)% of total net revenues in 2011, as compared to net income of RMB30.8 million, or 1.3% of total net revenues in 2010.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. Early adoption is permitted. The adoption of this guidance will not have a material effect on our consolidated financial statements.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were increases of 3.3%, 5.4% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for February 2011, 2012 and 2013 were increases of 4.9%, 3.2% and 3.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and rental expenses may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of our cash and cash equivalents. We are not able to hedge our exposure to higher inflation in China.

B. Liquidity and Capital Resources

We have financed our operations primarily through investments from our shareholders, cash flows from operations and short term bank loans. We believe that our current cash and cash equivalents, time deposits and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the coming year. As of December 31, 2012, we had RMB432.7 million (US$69.5 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use, and highly liquid investments with original stated maturities of 90 days or less. We had RMB492.4 million (US$79.0 million) in time deposits as of December 31, 2012. Time deposits are interest bearing bank deposits with maturity terms of more than three months, which are subject to minimal risks of principal loss. In addition, we had RMB709.4 million (US$113.9 million) in restricted cash as of December 31, 2012. Restricted cash represents deposit not readily available to us, relating to the cash pledged to secure short-term bank loans outstanding as of December 31, 2012.

As of December 31, 2012, we had RMB600.0 million (US$96.3 million) in short-term bank loans, and no long-term loans. The short-term bank loans can only be used for working capital purposes pursuant to the relevant facility agreements.

The following table sets forth a summary of our cash flows for the periods indicated:

		For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
		(in thousands)
Net cash used in operating activities	(14,424)	(142,255)	(133,952)	(21,501)
Net cash provided by (used in) investing activities	48,176	(1,261,112)	613,478	98,470
Net cash provided by (used in) financing activities	1,595,660	(80,931)	(241,310)	(38,733)
Net increase (decrease) in cash and cash equivalents	1,616,147	(1,498,944)	239,741	38,481
Cash and cash equivalents at beginning of year	75,759	1,691,906	192,962	30,973
Cash and cash equivalents at end of year	1,691,906	192,962	432,703	69,454

Operating Activities

Net cash used in operating activities amounted to RMB134.0 million (US$21.5 million) in 2012, which was primarily attributable to net loss of RMB443.9 million (US$71.2 million), adjusted for certain non-cash expenses consisting primarily of depreciation expense of RMB41.3 million (US$6.6 million) and share-based compensation expense of RMB11.2 million (US$1.8 million) and decrease in working capital. The decrease in working capital was primarily attributable to the increase in accrued expenses and other current liabilities amounting to RMB149.0 million (US$23.9 million), the decrease in inventories of RMB97.7 million (US$15.7 million), the increase in trade payables of RMB77.8 million (US$12.5 million) and the increase in prepaid land lease payment in Tianjin amounting to RMB44.7 million (US$7.2 million), partially offset by the increase in prepaid expenses and other current assets of RMB60.5 million (US$9.7 million).

Net cash used in operating activities amounted to RMB142.3 million in 2011, which was primarily attributable to net loss of RMB228.5 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB24.9 million and share-based compensation expense of RMB11.5 million and decrease in working capital. The decrease in working capital was primarily attributable to the increase in trade payables of RMB609.8 million and the increase in accrued expenses and other current liabilities amounting to RMB96.3 million, partially offset by the increase in inventories of RMB687.0 million and the increase in prepaid expenses and other current assets of RMB34.7 million.

Net cash used in operating activities amounted to RMB14.4 million in 2010, which was primarily attributable to a net income of RMB30.8 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB20.1 million and share-based compensation expense of RMB10.3 million, and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB240.7 million and the increase in accrued expenses and other payables amounting to RMB85.9 million, partially offset by the increase in inventories of RMB355.5 million and the increase in prepaid expenses and other current assets of RMB48.7 million.

Investing Activities

Net cash provided by investing activities amounted to RMB613.5 million (US$98.5 million) in 2012, which was primarily attributable to the proceeds of RMB1,448.8 (US$232.6 million), partially offset by short-term time deposits of RMB762.4 million (US$122.4 million), and purchases of plant and equipment of RMB92.9 million (US$14.9 million) which included the deposit paid for the purchases of plant and equipment.

Net cash used in investing activities amounted to RMB1,261.1 million in 2011, which was primarily attributable to short-term time deposits of RMB2,766.4 million, which was partially offset by maturity of short-term deposits of RMB1,587.5 million, and purchases of plant and equipment of RMB62.3 million.

Net cash provided by investing activities amounted to RMB48.2 million in 2010, which was primarily attributable to the proceeds of RMB1,728.0 million received from maturity of held-to-maturity investment, partially offset by purchases of held-to-maturity investments of RMB1,638.0 million and purchases of plant and equipment of RMB41.8 million.

Financing Activities

Net cash used in financing activities amounted to RMB241.3 million (US$38.7 million) in 2012, which was primarily attributable to the placement of restricted cash with financial institutions in the amount of RMB709.4 million (US$113.9 million) and repayment of short-term bank loans in the amount of RMB600.0 million (US$96.3 million), offset by the proceeds that we received from short-term bank loans in the amount of RMB1,050.0 million (US$168.5 million).

Net cash used in financing activities amounted to RMB80.9 million in 2011, which was primarily attributable to the repatriation of proceeds that we received on behalf of selling shareholders in the amount of RMB257.1 million. The proceeds repatriated were partially offset by short-term bank loans of RMB150 million.

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

Holding Company Structure

E-Commerce China Dangdang Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, E-Commerce China Dangdang Inc.’s ability to pay dividends and to finance any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC consolidated affiliated entities. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to E-Commerce China Dangdang Inc. Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries and consolidated affiliated entities only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and consolidated affiliated entities are required to set aside certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to set aside certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to a general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries. Since Dangdang Information and Wuxi Dangdang Information were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2010, 2011 and 2012. As Tianjin Dangdang Information was established in 2011 and was in an accumulated loss position in 2011 and 2012, no such reserve fund was appropriated for the years ended December 31, 2011 and 2012.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Our consolidated affiliated entities are required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Effective from January 1, 2006, under the amended PRC Company Law, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of our consolidated affiliated entities. Since Dangdang Kewen and Wuxi Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2010, 2011 and 2012.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. As of December 31, 2012, the total net assets of our PRC subsidiaries and our consolidated affiliated entities were negative.

Furthermore, cash transfers from our PRC subsidiaries to our Cayman holding company outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

In 2010, 2011 and 2012, our capital expenditures amounted to RMB47.5 million, RMB72.5 million and RMB137.6 million (US$22.1 million), respectively, which include payment for the land lease in Tianjin in 2012. In the past, our capital expenditures consisted principally of expansion and updates of our fulfillment network and IT infrastructure. We expect to increase our capital expenditures in these areas in 2013, mainly attributed to establishing the proposed warehouse and office building in Tianjin China. We plan to fund capital expenditures primarily through current cash and cash equivalents and time deposits.

In October 2012, we commenced construction of a warehouse and an office building in Tianjin, which will serve as our headquarter for the northern region. We have paid approximately RMB44.7 million (US$7.2 million) for the land use right, which was treated as prepaid land lease payment in our consolidated financial statements in accordance with U.S. GAAP. Our capital expenditure in connection with the construction of this warehouse and office building in Tianjin was RMB29.7 million (US$4.8 million) in 2012. We expect to complete the planned construction in July 2013.

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

Our technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services. We incurred RMB64.7 million, RMB89.6 million and RMB153.3 million (US$24.6 million) in technology and content expenses in 2010, 2011 and 2012, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating lease obligations	470,590	121,161	146,053	63,827	139,549
Short-term bank loans with interest	609,251	609,251	—	—	—
Capital expenditure obligations	91,787	85,556	5,947	284	—

G. Safe Harbor

See “Forward-Looking Information” on pages 1 and 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peggy Yu Yu	48	Co-Founder, Executive Chairwoman
Guoqing Li	49	Co-Founder, Director and Chief Executive Officer
Ruby Rong Lu	42	Independent Director
Ke Zhang	59	Independent Director
Xiaolong Li	47	Independent Director
Jun Zou	42	Chief Financial Officer
Danqian Yao	42	Senior Vice President
Yue Wang	45	Vice President

Ms. Peggy Yu Yu is our co-founder and has been our executive chairwoman since our inception. Prior to that, Ms. Yu served as the vice president of Beijing Science & Culture Publishing Co. Ltd. from 1996 to 1999 and steered the company’s transition from trade to professional publishing. She worked as an independent financial advisor on various corporate finance transactions for China Non-Ferrous Metals Import & Export Co., China Science Group and other corporations between 1992 and 1996. Between 1986 and 1991, she worked for UPS, Garick Corporation, Babcock & Wilcox in the US and China. Ms. Yu received an MBA degree from New York University in 1992 and a bachelor’s degree in English from the Branch Campus of Beijing Foreign Language Institute in China.

Mr. Guoqing Li is our co-founder and director and has been our chief executive officer since our inception. Mr. Li has extensive experience in China’s publishing industry. Prior to co-founding our company, he was the editor-in-chief of several book series and introduced many international titles to China. From 1987 to 1992, he worked in the Rural Development Research Center of the PRC State Council and the Ministry of Agriculture, where he conducted studies on China’s various social issues. Mr. Li received his bachelor’s degree in sociology from Peking University in China.

Ms. Ruby Rong Lu has been a director of our company since 2006. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of several DCM portfolio companies, including Pactera Technology International Ltd., a NASDAQ-listed IT outsourcing company. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics with honors from the University of Maryland.

Mr. Ke Zhang has been our director since November 2010. Mr. Zhang has also been the chairman and chief partner of ShineWing Certified Public Accountants since 1999. From 1993 to 1999, Mr. Zhang was deputy managing partner and managing partner of Coopers & Lybrand CIEC. Prior to that, Mr. Zhang served as the managing director of CITIC Certified Public Accountants from 1987 to 1992 and project manager and director of China International Economic Consultants Inc., a member of CITIC Group, from 1982 to 1986. Mr. Zhang currently serves as an independent director of China Coal Energy Company Limited, a company dual-listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, SEEC Media Group Limited, a company listed on the Hong Kong Stock Exchange and Huarong Securities Co., Ltd., a privately owned company. Mr. Zhang received his bachelor’s degree in economics from Renmin University of China in China.

Mr. Xiaolong Li has been our independent director since December 2010. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Mr. Li currently serves as a director of several privately held companies. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology in China.

Mr. Jun Zou has been our chief financial officer since October 2012. Prior to joining us, Mr. Jun Zou has been chief financial officer and principal accounting officer for Xunlei Ltd., a leading Chinese internet platform. From 2009 to 2010, he served as the chief financial officer, treasurer, board secretary, and VP of Strategy for NASDAQ-listed China BAK Battery Inc. Mr. Zou served as the chief financial officer of GCL Silicon in Hong Kong in 2008. From 2006 to 2008, he was the chief financial officer for the global technical services business unit and head of global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China. From 1999 to 2006, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually global controller for the managed services business unit at Ericsson in the United States and Sweden. Earlier in his career, he worked for several top American and Japanese banks in China and the United States. Mr. Zou received a master’s degree in business administration from the University of Texas and a bachelor’s degree in international business and economics from Shanghai International Studies University in China.

Mr. Danqian Yao has served as our senior vice president of the business units of media, e-books, electronics and general merchandise since December 2011. Prior to that, he was vice president of our media department from January 2010. From March 2006 to 2009, Mr. Yao led a team to provide procurement services for media products to our company when he was employed by Beijing Kewen Cambridge Book Co., Ltd., a company he joined in 1997. Mr. Yao worked in Beijing Huaqing Automation Co., Ltd., Changsha branch, from 1994 to 1997. Mr. Yao received his bachelor’s degree in management information system from Huazhong University of Science and Technology in China.

Ms. Yue Wang has served as our vice president of children books section and chief editor of baby, children and maternity channel since January 2013. From April 2011 to January 2013, Ms. Wang served as our vice president of the baby, children and maternity business unit. From May 2009 to April 2011, Ms. Wang was a senior director of the children’s books section of our media department, where she had previously served as a chief editor from January 2006 to April 2009. She worked as an editor in Beijing Yuzhi Culture Co., Ltd. from March 1997 to April 2000. Ms. Wang received her bachelor’s degree in optics from Liaoning University in China.

B. Compensation

For the fiscal year ended December 31, 2012, we paid an aggregate of approximately RMB5.4 million (US$0.9 million) in cash to our executive officers and non-executive directors. Neither we nor our subsidiaries or affiliated entities have entered into any service contracts with our directors which provided for benefits upon termination of their services. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2004 plan and the 2010 plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with the success of our business and with those of our shareholders.

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 10,362,270 shares. As of February 28, 2013, there were options to purchase 1,305,605 shares outstanding under the 2010 plan.

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

The 2004 Plan

Under the 2004 plan, the maximum number of shares in respect of which options, restricted shares, or unrestricted shares may be granted is 53,286,540. We suspended implementing the 2004 plan on November 15, 2010, the date of effectiveness of our 2010 plan. At the annual general meeting on November 12, 2012, our shareholders approved and ratified our resumption of implementing the 2004 plan, only to the extent that the Class A common shares underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 plan, and with amendments made to the 2004 plan, reflecting (i) the extension of the term of the 2004 plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for us being a public company. As of February 28, 2013, total options to purchase an aggregate number of 18,106,300 Class A common shares have been granted and are outstanding under the 2004 plan.

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

Term of the Awards. The term of each option grant, restricted share award and unrestricted share award shall not exceed 15 years from the date of the grant.

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

Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment if the award recipient does not exercise the options during this period, and any restricted shares that are at the time subject to restrictions will generally be forfeited or repurchased in accordance with the award agreement.

Termination and Amendment of the Plan. Unless terminated earlier, the 2004 plan will terminate automatically in 2019. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of February 28, 2013, the outstanding options that our executive officers and directors beneficially own under our share incentive plans.

Name	Class A Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guoqing Li	2,311,450	0.065	December 20, 2004	December 20, 2014
	4,944,320	0.183	December 20, 2004	December 20, 2014
	3,200,000	0.93	June 30, 2010	June 30, 2020
Jun Zou	*	0.794	November 12, 2012	November 12, 2019
Danqian Yao	*	0.065	December 20, 2004	December 20, 2014
	*	0.183	December 20, 2004	December 20, 2014
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019

Name	Class A Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yue Wang	*	0.822	December 31, 2008	December 31, 2018
	*	0.93	June 30, 2010	June 30, 2020
	*	0.93	July 1, 2011	July 1, 2021
Ke Zhang	*	0.93	July 1, 2011	July 1, 2021
Ruby Rong Lu	*	0.93	July 1, 2011	July 1, 2021
Xiaolong Li	*	0.93	July 1, 2011	July 1, 2021
Total	12,196,895

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 1,741,125 Class A common shares.

As of February 28, 2013, other individuals as a group held options to purchase 7,215,010 Class A common shares of our company, with exercise prices ranging from US$0.065 to US$0.93 per Class A common share.

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

In 2012, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2012, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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

In 2012, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

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

D. Employees

As of December 31, 2012, we had 2,907 full-time employees, including 2,010 in fulfillment, 70 in marketing, 533 in technology and content and 294 in general and administrative. We had a total of 2,146 and 1,253 employees as of December 31, 2011 and 2010, respectively. We also employ independent contractors and temporary personnel from time to time. As of December 31, 2012, we employed approximately 2,568 temporary personnel through third-party contractors.

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

E. Share Ownership

The following tables set forth information concerning the beneficial ownership of our common shares by different classes as of February 28, 2013, the most recent practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 411,434,410 common shares outstanding as of February 28, 2013, including 10,590,900 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans.

Class A Common Shares

As of February 28, 2013, we have 279,517,750 Class A common shares outstanding including 275,614,410 Class A common shares represented by 55,122,882 ADSs. In addition, we have granted options to purchase a total of 19,411,905 Class A common shares to our directors, executive officers and other employees.

Class B Common Shares

As of February 28, 2013, we have 131,916,660 Class B common shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2013, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Common Shares Beneficially Owned			Class B Common Shares Beneficially Owned			Total Common Shares Beneficially Owned		Total Voting Power
	Number		%(1)	Number		%(2)	Number(3)	%(4)	%(5)
Directors and Executive Officers:**
Peggy Yu Yu	3,135,840	(6)	1.1	13,040,000	(7)	9.9	16,175,840	3.9	8.3
Guoqing Li	10,693,270	(8)	3.7	118,876,660	(9)	90.1	129,569,930	30.8	74.6
Ruby Rong Lu(10)	*		*	—			*	*	*
Ke Zhang(11)	*		*	—			*	*	*
Xiaolong Li(12)	*		*	—			*	*	*
Jun Zou	—			—			—		—
Danqian Yao	*		*	—			*	*	*
Yue Wang	*		*	—			*	*	*
All directors and executive officers as a group	14,952,110		5.2	131,916,660		100	146,868,770	34.8	82.9
Principal Shareholders:
Science & Culture International Limited(13)	1,237,500		0.4	97,000,000		73.5	98,237,500	23.9	60.8
Kewen Holding Co. Limited(14)	7,831,950		2.7	118,876,660		90.1	126,708,610	30.3	74.5

Notes:

*	Less than 1% of our outstanding share capital.
**	Except for Ms. Ruby Rong Lu, Mr. Xiaolong Li and Mr. Ke Zhang, the business address of our directors and executive officers is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of February 28, 2013, by the sum of 279,517,750, being the total number of Class A common shares outstanding, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of February 28, 2013.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of February 28, 2013, by 131,916,660, being the total number of Class B common shares outstanding.

(3)	Represents the sum of Class A common shares and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of 411,434,410, being the total number of common shares outstanding, and the number of common shares that such person or group has the right to acquire within 60 days of February 28, 2013, including through the exercise of any option.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(6)	Represents 3,135,840 Class A common shares held by Ms. Yu.
(7)	Represents 13,000,000 Class B common shares held by Ms. Yu and 40,000 Class B common shares held by an individual shareholder who authorizes Ms. Yu to vote these shares on their behalf under power of attorney. This individual shareholder is a former employee of our company.
(8)	Represents 2,861,320 Class A common shares issuable to Dyna-Best Corp upon exercise of options within 60 days after February 28, 2013, 6,594,450 Class A common shares issuable to Kewen Holding Co. Limited upon exercise of options within 60 days after February 28, 2013 and 247,500 ADSs representing 1,237,500 Class A common shares held by Science & Culture International Limited. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein.
(9)	Represents 21,876,660 Class B common shares held by Mr. Li through Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited.
(10)	The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(11)	The business address for Mr. Zhang is c/o 9th Floor, Fu Hua Mansion, 8 Chaoyangmen North Avenue, Dongcheng District, Beijing 100027, China.
(12)	The business address for Mr. Li is 16/F, Jianda Building, 14 Dongtucheng Road, Chaoyang District, Beijing, China.
(13)	The business address of Science & Culture International Limited is Offshore Incorporation Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(14)	The business address of Kewen Holding Co. Limited is Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of February 28, 2013, 411,434,410 of our common shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2013, 275,664,410 common shares, or 67.0% of our total outstanding common shares, were held by two record shareholders in the United States, including 275,614,410 common shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Affiliates

We purchase certain media products from Beijing Kewen Cambridge Book Co., Ltd., or Kewen Cambridge. Kewen Cambridge is an entity indirectly controlled by family members of Mr. Guoqing Li. In 2010, 2011 and 2012, we purchased media products from Kewen Cambridge totaling RMB4.1 million, nil and nil, respectively, which accounted for less than 1% of our cost of sales of media products during these periods.

In March 2006, our PRC subsidiary Dangdang Information entered into an operation agreement with Kewen Cambridge, pursuant to which we engaged Kewen Cambridge to distribute media products related to economics and management, and children on our dangdang.com website from January 1, 2006 to December 31, 2010, which automatically renews for subsequent three year terms. Pursuant to an amendment to the operation agreement, Beijing Kewen Guolue Information Technology Co., Ltd., or Kewen Guolue, assumed part of Kewen Cambridge’s responsibilities under the operation agreement during the contract years from 2007 to 2009, and was added as a party to the operation agreement. Kewen Guolue is an entity indirectly controlled by family members of Mr. Guoqing Li. Pursuant to the operation agreement and its amendments, we agreed to pay Kewen Cambridge and Kewen Guolue service fees equal to 3% of the revenues of the related media products sold on our website. We paid service fees totaling RMB3.7 million to Kewen Cambridge in 2010 and service fees of RMB5.9 million to Kewen Guolue in 2010. In August 2010, we entered into an amendment to the operation agreement to modify the service scope of Kewen Cambridge and Kewen Guolue and to revise the service fees from a percentage of our relevant revenues to a fixed amount of RMB28.9 million plus remuneration of employees of these two entities for the period from January 1, 2010 to December 31, 2012. Pursuant to the amendment, the operation agreement terminated on December 31, 2012 and will not be renewed. We paid service fees totaling RMB3.7 million (US$0.6 million) and RMB5.9 million (US$0.95 million) to Kewen Cambridge and Kewen Guolue, respectively, in 2012.

In January 2000, we entered into two separate advisory agreements with each of Tripod Enterprises Holding Limited and Kewen Holdings Co., Ltd., pursuant to which we engaged Tripod Enterprises and Kewen Holdings to provide certain advisory services in reviewing and revising financing documentation and assisting in our potential initial public offering. A direct family member of Ms. Peggy Yu Yu is the sole director and shareholder of Tripod Enterprises. Mr. Guoqing Li is the sole director and shareholder of Kewen Holdings. The two advisory agreements were terminated effective from January 2, 2010. In 2012, we paid RMB5.2 million (US$0.8 million) and RMB5.0 million (US$0.8 million) to Tripod Enterprises and Kewen Holdings, respectively, to settle the outstanding consulting fees. No amount was due to either Tripod Enterprises or Kewen Holdings as of December 31, 2012.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practice” for a description of the employment agreements we have entered into with our senior executive officers.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in the British Virgin Islands and Hong Kong for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Dividend Distribution.”

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

A. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offering and Listing Details.

See “—C. Markets” and “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since December 8, 2010 and trade under the symbol “DANG.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010 (Since December 8, 2010)	32.79	22.92
Fiscal Year 2011	36.40	4.11
Fiscal Year 2012	11.25	3.68

Quarterly Highs and Lows
First Fiscal Quarter of 2011	36.40	18.76
Second Fiscal Quarter of 2011	26.40	9.85
Third Fiscal Quarter of 2011	14.88	4.81
Fourth Fiscal Quarter of 2011	7.56	4.11
First Fiscal Quarter of 2012	8.55	4.52
Second Quarter of 2012	11.25	4.42
Third Fiscal Quarter of 2012	6.69	4.70
Fourth Fiscal Quarter of 2012	4.85	3.68

Monthly Highs and Lows
October 2012	4.75	3.77
November 2012	4.85	3.68
December 2012	4.60	3.87
January 2013	4.83	4.10
February 2013	4.34	3.81
March 2013	4.36	3.70
April 2013 (through April 9, 2013)	4.14	3.83

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2012 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is divided into 1,000,000,000 common shares with a par value of US$0.0001 each, of which 686,505,790 common shares are designated as Class A common shares and 313,494,210 are designated as Class B common shares. As of February 28, 2013, the most recent practicable date, there are 279,517,750 Class A common shares and 131,916,660 Class B common shares outstanding.

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Board Practices—C. Board of Directors.”

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations Relating to Foreign Exchange.”

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 clarified that dividends and other income paid by such “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the PRC implementation regulations to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain PRC-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although substantially all of our operations and management are currently based in the PRC, given that our Cayman holding company is incorporated and controlled by PRC individuals instead of PRC enterprises, it is unclear whether PRC tax authorities would treat our Cayman holding company as a PRC resident enterprise for PRC enterprise income tax purposes. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of an overseas company controlled by PRC individuals, as in our case, under the applicable PRC laws and regulations. As a result, neither we nor our PRC counsel can be certain as to whether we will be classified as a PRC resident enterprise. If the PRC tax authorities determine that Dangdang Holding, our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or Class A common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes.

Certain United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that will hold ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, or holders that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

If a partnership (including any pass-through or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or Class A common shares, the U.S. Holder is urged to consult its tax advisors regarding an investment in our ADSs or Class A common shares.

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

Accordingly, assuming that we are the owner of Dangdang Kewen for United States federal income tax purposes, we believe that we primarily operate an active online retailing business in China and, based on our income and assets and value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2012. We cannot predict whether we might be classified as a PFIC for the current taxable year or any subsequent taxable year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us. As they are inherently factual matters, our special United States counsel expresses no opinion with respect to our expectations contained in this paragraph.

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

Sale or Other Disposition of ADSs or Class A Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference, if any, between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term if our ADSs or Class A common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A common shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.

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

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and final regulations thereunder, individual U.S. Holders and certain entities may be required to submit certain information to the U.S. Internal Revenue Service with respect to his or her beneficial ownership of our ADSs or Class A common shares, if such ADSs or Class A common shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or Class A common shares.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash held in interest-bearing bank deposits and interest expenses attributable to short-term bank loans. Interest earning instruments and short-term bank loans carry a degree of interest rate risk. As of December 31, 2012, we held certain time deposits and restricted cash with limited risk of principal loss and RMB600.0 million short-term bank loans with floating interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower or our interest expenses may be higher than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of our initial public offering, most of which were converted into Renminbi in 2011. The impact of foreign currency risk on our operations was not material in the past and the risk has been further reduced as a result of the conversion of the proceeds from our initial public offering into Renminbi. Therefore, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and Renminbi, because we use Renminbi as our functional and reporting currency while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though at times the Renminbi has depreciated against the U.S. dollar as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions, or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2012, we had RMB-denominated cash and time deposit balances of RMB1,228.9 million (US$197.3 million) and US$-denominated cash balances of US$64.5 million as well as small amounts of cash balances denominated in Euro and Hong Kong dollar. Assuming we had converted the U.S. dollar denominated cash balance of $64.5 million as of December 31, 2012 into RMB at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB401.8 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB397.8 million as of December 31, 2012. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Assuming we had converted the RMB-denominated cash balance of RMB1,228.9 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been $197.3 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $195.3 million.

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

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

From January 1, 2012 to the date of this annual report, we received a reimbursement of approximately US$0.4 million, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADS Facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by COSO.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears herein.

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of E-Commerce China Dangdang Inc.:

We have audited E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). E-Commerce China Dangdang Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, E-Commerce China Dangdang Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of E-Commerce China Dangdang Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2012 of E-Commerce China Dangdang Inc. and our report dated April 10, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 10, 2013

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
Audit fees (1)	RMB3,000,000	RMB3,050,000
Audit-related fees(2)	RMB1,200,000	RMB1,350,000

(1)	“Audit fees” means the aggregate fees billed or unbilled in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

2.1	Registrant’s Specimen Certificate for Class A common shares (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

2.2	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.4	Second Amended and Restated Shareholders Agreement dated as of June 27, 2006 among the Registrant, Beijing Dangdang Information Technology Co., Ltd. (previously known as Beijing Kewen Shuye Information Technology Co., Ltd.), its common shareholders and preferred shareholders. (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.1	2004 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010 and to Exhibit 99.2 to Form 6-K furnished to the Securities and Exchange Commission on October 24, 2012)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.5	English translation of Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.6	English translation of Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

Exhibit Number	Description of Document

4.7	English translation of Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.8	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.9	English translation of Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.10*	English translation of Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012

4.11*	English translation of Supplementary Agreement to the Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012

4.12*	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012

4.13*	English translation of Supplementary Agreement to the Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012

8.1*	List of Consolidated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Jun He Law Offices

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be furnished by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Commerce China Dangdang Inc.

By:	/s/ Peggy Yu Yu
	Name:	Peggy Yu Yu
	Title:	Executive Chairwoman

Date: April 10, 2013

E-COMMERCE CHINA DANGDANG INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

E-Commerce China Dangdang Inc.:

We have audited the accompanying consolidated balance sheets of E-Commerce China Dangdang Inc. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Commerce China Dangdang Inc. at December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 10, 2013

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2011	2012
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		192,962	432,703	69,454
Restricted cash		—	709,417	113,869
Time deposits		1,178,839	492,445	79,043
Held-to-maturity investments	3	20,000	—	—
Inventories	4	1,583,283	1,485,579	238,452
Accounts receivable (net of allowance for doubtful accounts of RMB1,746 and RMB2,056 (US$330) as of December 31, 2011 and 2012, respectively)		67,369	56,610	9,087
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting to RMB9,625 and RMB nil (US$ nil) as of December 31, 2011 and 2012, respectively)	5	142,307	203,294	32,631
Amounts due from a related party	13	188	320	51

Total current assets		3,184,948	3,380,368	542,587

Fixed assets, net	6	96,612	121,274	19,466
Prepaid land lease payment	7	—	44,209	7,096
Prepaid expenses and deposits		4,182	37,275	5,983

Total non-current assets		100,794	202,758	32,545

Total assets		3,285,742	3,583,126	575,132

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable (including accounts payable of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB350,073 and RMB335,272 (US$53,815) as of December 31, 2011 and 2012, respectively)		1,485,943	1,563,787	251,005
Short-term bank loans	8	150,000	600,000	96,307
Deferred revenue (including deferred revenue of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB27,280 and RMB17,494 (US$2,808) as of December 31, 2011 and 2012, respectively)		213,230	228,765	36,719
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB63,116 and RMB208,466 (US$33,461) as of December 31, 2011 and 2012, respectively)	9	266,092	414,776	66,576
Amounts due to related parties	13	12,691	2,333	374

Total current liabilities		2,127,956	2,809,661	450,981
Non-current liabilities (including non-current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB nil and RMB1,889 (US$303) as of December 31, 2011 and 2012, respectively)		—	33,966	5,452

Total liabilities		2,127,956	2,843,627	456,433

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2011	2012
		RMB	RMB	US$
Commitments and contingencies	15
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 265,082,760 and 268,919,350 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	16	197	200	32
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,916,660 and 131,916,660 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	16	103	103	17
Additional paid-in capital		1,825,873	1,855,164	297,774
Accumulated other comprehensive loss		(88,336)	(92,066)	(14,777)
Accumulated deficit		(580,051)	(1,023,902)	(164,347)

Total shareholders’ equity		1,157,786	739,499	118,699

Total liabilities and shareholders’ equity		3,285,742	3,583,126	575,132

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		Year Ended December 31,
	Notes	2010	2011	2012
		RMB	RMB	RMB	US$
Net revenues
Product revenue	10	2,255,521	3,551,510	5,020,803	805,895
Other revenue		26,159	67,462	173,006	27,769

Total net revenues		2,281,680	3,618,972	5,193,809	833,664

Cost of revenues
Total cost of revenues (including purchases from a related party amounting to RMB4,100, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2010, 2011 and 2012, respectively)	13	(1,775,881)	(3,118,365)	(4,469,455)	(717,397)

Gross profit		505,799	500,607	724,354	116,267
Operating expenses:
Fulfillment (including service fees payable to related parties amounting to RMB9,625, RMB9,625 and RMB9,625 (US$1,545) for the years ended December 31, 2010, 2011 and 2012, respectively)	13	(286,443)	(474,506)	(736,191)	(118,167)
Marketing		(76,669)	(150,313)	(195,938)	(31,450)
Technology and content		(64,682)	(89,616)	(153,267)	(24,601)
General and administrative		(67,903)	(84,113)	(137,473)	(22,066)
Government grants		4,805	13,603	9,216	1,479

Income (loss) from operations		14,907	(284,338)	(489,299)	(78,538)
Interest income		7,087	26,606	38,695	6,211
Interest expense	8	—	(259)	(7,603)	(1,220)
Other (expenses) income, net	11	(3,273)	53,830	14,356	2,304

Income (loss) before income taxes		18,721	(204,161)	(443,851)	(71,243)
Income tax benefit (expense)	12	12,061	(24,326)	—	—

Net income (loss)		30,782	(228,487)	(443,851)	(71,243)
Deemed dividend on Series C convertible preferred shares		(1,779)	—	—	—

Net income (loss) attributable to common shareholders		29,003	(228,487)	(443,851)	(71,243)

Income (loss) per common share:
Basic	19	0.02	(0.58)	(1.11)	(0.18)
Diluted	19	0.02	(0.58)	(1.11)	(0.18)

Shares used in income (loss) per Class A and B common share computation:

Class A common shares:
Basic	19	6,712,195	188,572,218	267,707,132	267,707,132
Diluted	19	216,359,263	394,059,092	399,623,792	399,623,792

Class B common shares:
Basic	19	181,562,768	205,486,874	131,916,660	131,916,660
Diluted	19	181,562,768	205,486,874	131,916,660	131,916,660

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment		(9,009)	(66,198)	(3,730)	(599)

Comprehensive income (loss) attributable to common shareholders		21,773	(294,685)	(447,581)	(71,842)

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	30,782	(228,487)	(443,851)	(71,243)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Allowance for doubtful receivables	1,793	(47)	(163)	(26)
Depreciation of fixed assets	20,098	24,870	41,312	6,631
Amortization of prepaid land lease payment	—	—	447	72
Share-based compensation	10,300	11,457	11,187	1,796
Deferred income tax (expense) benefit	(23,998)	23,998	—	—
Unrealized foreign currency exchange (income) loss	2,317	(49,994)	(5,255)	(843)
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(355,529)	(687,010)	97,704	15,682
(Increase) decrease in accounts receivable	(7,831)	(49,520)	10,449	1,677
Increase in prepaid expenses and other current assets	(48,699)	(34,747)	(60,512)	(9,713)
Decrease (increase) in due from related parties	116	2,826	(132)	(21)
(Increase) decrease in other non-current assets	(11,404)	7,709	(6,478)	(1,040)
Increase in accounts payable	240,741	609,793	77,844	12,495
Increase in deferred revenue	41,558	133,153	49,501	7,945
Increase in accrued expenses and other current liabilities	85,852	96,306	149,009	23,918
Prepaid land lease payment	—	—	(44,656)	(7,168)
Decrease in amounts due to related parties	(520)	(2,562)	(10,358)	(1,663)

Net cash used in operating activities	(14,424)	(142,255)	(133,952)	(21,501)

Cash flows from investing activities:
Deposit for purchase of fixed assets	—	—	(26,615)	(4,272)
Purchase of fixed assets	(41,824)	(62,273)	(66,301)	(10,642)
Proceeds received from maturity of held-to-maturity investments	1,728,000	1,865,000	20,000	3,210
Purchases of held-to-maturity investments	(1,638,000)	(1,885,000)	—	—
Time deposits placed with financial institutions	—	(2,766,366)	(762,445)	(122,381)
Maturity of time deposits	—	1,587,527	1,448,839	232,555

Net cash provided by (used in) investing activities	48,176	(1,261,112)	613,478	98,470

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	—	150,000	1,050,000	168,537
Repayment of short-term bank loans	—	—	(600,000)	(96,307)
Restricted cash placed with financial institutions	—	—	(709,417)	(113,869)
Proceeds from exercise of share options	10,398	20,008	18,107	2,906
Proceeds from disposal of Class B common shares received on behalf of selling shareholders	257,124	—	—	—
Payment of proceeds from disposal of Class B common shares to selling shareholders	—	(257,124)	—	—
Proceeds from initial public offering	1,343,357	—	—	—
Reimbursement of initial public offering costs	—	7,711	—	—
Initial public offering costs	(15,219)	(1,526)	—	—

Net cash provided by (used in) financing activities	1,595,660	(80,931)	(241,310)	(38,733)

Effect of exchange rate changes on cash and cash equivalents	(13,265)	(14,646)	1,525	245

Net increase (decrease) in cash and cash equivalents	1,616,147	(1,498,944)	239,741	38,481
Cash and cash equivalents at beginning of the year	75,759	1,691,906	192,962	30,973

Cash and cash equivalents at end of the year	1,691,906	192,962	432,703	69,454

Supplementary disclosures of cash flow information:
Payable for purchases of fixed assets	—	10,197	9,428	1,513
Interest paid	—	—	6,906	1,108

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Common shares		Class A common shares		Class B common shares		Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit) equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2010	175,644,260	151	—	—	—	—	123,002	(13,129)	(380,567)	(270,543)
Net income	—	—	—	—	—	—	—	—	30,782	30,782
Other comprehensive loss	—	—	—	—	—	—	—	(9,009)	—	(9,009)
Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	—	—	—	(1,779)	(1,779)
Share-based compensation	300,000	—	—	—	—	—	10,300	—	—	10,300
Re-registration of common shares to Class B common shares	(175,944,260)	(151)	—	—	175,944,260	151	—	—	—	—
Issuance of Class A common shares	—	—	67,500,000	45	—	—	1,343,312	—	—	1,343,357
Initial public offering cost capitalized	—	—	—	—	—	—	(19,058)	—	—	(19,058)
Conversion of convertible preferred shares into common shares	—	—	—	—	137,549,950	91	319,718	—	—	319,809
Conversion of Class B common shares into Class A common shares	—	—	26,973,340	19	(26,973,340)	(19)	—	—	—	—
Exercise of stock options	—	—	10,060,000	7	—	—	10,391	—	—	10,398

Balance at December 31, 2010	—	—	104,533,340	71	286,520,870	223	1,787,665	(22,138)	(351,564)	1,414,257

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Class A common shares		Class B common shares		Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit) equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2011	104,533,340	71	286,520,870	223	1,787,665	(22,138)	(351,564)	1,414,257
Net loss	—	—	—	—	—	—	(228,487)	(228,487)
Other comprehensive loss	—	—	—	—	—	(66,198)	—	(66,198)
Share-based compensation	—	—	—	—	11,457	—	—	11,457
Reimbursement of initial public offering costs	—	—	—	—	7,711	—	—	7,711
Initial public offering costs capitalized	—	—	—	—	(962)	—	—	(962)
Conversion of Class B common shares into Class A common shares	154,604,210	120	(154,604,210)	(120)	—	—	—	—
Exercise of stock options	5,945,210	6	—	—	20,002	—	—	20,008

Balance at December 31, 2011	265,082,760	197	131,916,660	103	1,825,873	(88,336)	(580,051)	1,157,786

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Class A common shares		Class B common shares		Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit) equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2012	265,082,760	197	131,916,660	103	1,825,873	(88,336)	(580,051)	1,157,786
Net loss	—	—	—	—	—	—	(443,851)	(443,851)
Other comprehensive loss	—	—	—	—	—	(3,730)	—	(3,730)
Share-based compensation	—	—	—	—	11,187	—	—	11,187
Exercise of stock options	3,836,590	3	—	—	18,104	—	—	18,107

Balance at December 31, 2012	268,919,350	200	131,916,660	103	1,855,164	(92,066)	(1,023,902)	739,499

Balance at December 31, 2012 in US$		32		17	297,774	(14,777)	(164,347)	118,699

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

Details of the Company’s subsidiaries and its Affiliated PRC Entities as of December 31, 2012 are as follows:

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

Note: Dynamic Tech Holdings Ltd. and E-publishing Service Company Ltd., which were incorporated in 2011, have been omitted from this list since they are dormant companies and had no significant accounting transactions for the years ended December 31, 2011 and 2012.

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

Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)

The following is a summary of the Contractual Agreements, which may be amended by Dangdang Information if and when proposed and is not subject to Dangdang Kewen’s consent:

Loan agreement

The shareholders of Dangdang Kewen, namely Ms. Yu Yu and Mr. Guoqing Li, entered a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010. Under this loan agreement, Dangdang Information granted an interest-free loan of RMB2.0 million to Ms. Yu Yu and Mr. Guoqing Li, collectively, for their capital contributions to Dangdang Kewen. Dangdang Information will make further loans to support the continued development of Dangdang Kewen’s business operations. The term of the loan is from December 2004 until the date when Dangdang Information requests repayment. Dangdang Information may request repayment of the loan with 30 days’ advance notice.

Exclusive call option agreement

The shareholders of Dangdang Kewen entered into an option agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012, under which the shareholders of Dangdang Kewen jointly and severally granted to Dangdang Information an exclusive and irrevocable option to purchase their equity interests in Dangdang Kewen at the original capital contribution amount. Under the option agreement, Dangdang Information will make loans to the founders pursuant to the development of the business operations of Dangdang Kewen. The purchase price will be set off against the loan repayment under the loan agreement. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen or freely transfer the option to any third party and such third party may assume the rights and obligations of the option agreement. The term of the agreement will expire in December 2022, and may be extended for another ten years and for an unlimited number of times upon Dangdang Information’s written confirmation prior to the expiration of the initial term or the extension period thereof. The shareholders of Dangdang Kewen may not unilaterally terminate this agreement; however, Dangdang Information may unilaterally terminate this agreement at any time during the term and extension period of the agreement.

Exclusive technical support service agreement

Dangdang Information and Dangdang Kewen entered into an exclusive technical support agreement in May 2006, as first amended in July 2010 and as further amended in December 2012, under which Dangdang Kewen engages Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay an annual service fee to Dangdang Information determined based on the revenues of Dangdang Kewen. Dangdang Information may amend the terms and conditions of the exclusive technical support agreement, including the services and service fee, at its sole option and discretion from time to time. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has an unlimited term. Dangdang Kewen may not terminate the agreement early unless Dangdang Information commits gross negligence, fraud or other illegal actions or goes bankrupt, while Dangdang Information has the right to terminate the agreement at any time at its sole discretion by giving a 30 days prior notice to Dangdang Kewen.

Share pledge agreement

The shareholders of Dangdang Kewen entered into a share pledge agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure their obligations under the above agreements. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge; however, to the extent there is a distribution, including but not limited to any loans, the shareholder of Dangdang Kewen have to remit amounts in full to Dangdang Information immediately. The shareholders of Dangdang Kewen may not transfer or assign the shares, the rights and obligations in the share pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without Dangdang Information’s preapproval. Dangdang Information shall provide the necessary financial support to Dangdang Kewen to fund any losses incurred during the term of the pledge and not request for repayment if Dangdang Kewen is unable to do so. Dangdang Information is entitled to transfer or assign in full or in part the shares pledged. In the event of default, Dangdang Information as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. This agreement cannot be terminated until all of the secured indebtedness has been fully discharged or all the equity interests have been purchased pursuant to the exclusive call option agreement.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)

Power of Attorney

Each shareholder of Dangdang Kewen executed a restated irrevocable power of attorney in December 2012 to appoint Dangdang Information as the attorney-in-fact to act on his or her behalf on all matters pertaining to Dangdang Kewen and to exercise all of his or her rights as a shareholder of Dangdang Kewen, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of his or her equity interests in Dangdang Kewen pursuant to the exclusive call option agreement. The power of attorney with each shareholder will remain effective as long as the shareholder holds any equity interests in Dangdang Kewen.

Due to the consolidation of the Affiliated PRC Entities, the Company reflected the following in the consolidated financial statements:

	As of December 31,
	2011	2012
	RMB	RMB	US$
Current assets	443,903	472,501	75,842
Non-current assets	188	334	54

Total assets	444,091	472,835	75,895

Current liabilities	440,469	561,232	90,084
Non-current liabilities	—	1,889	303

Total liabilities	440,469	563,121	90,387

	Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
Net revenues	425,762	553,481	212,898	34,172
Net income (loss)	6,145	4,706	(57,287)	(9,195)
Net cash provided by (used in) operating activities	9,612	(79,331)	72,580	11,693
Net cash used in investing activities	(56)	(49)	(57)	(9)
Net cash provided by financing activities	—	—	—	—

For the years ended December 31, 2010, 2011 and 2012, the Affiliated PRC Entities contributed in aggregate 18.7%, 15.3% and 4.1%, respectively, of the Company’s consolidated net revenues.

As of December 31, 2012, there was no pledge or collateralization of the assets of Affiliated PRC Entities and Dangdang Information has not provided any financial support that it was not previously contractually required to provide to Dangdang Kewen. There were no assets of Affiliated PRC Entities that can only be used to settle its obligations. Creditors of Affiliated PRC Entities have no recourse to the general credit of Dangdang Information, which is the primary beneficiary of Dangdang Kewen.

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Foreign exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2301 to US$1.00 on December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

Restricted cash represents deposits not readily available to the Company because they are required to be pledged to secure short-term bank loans outstanding as of December 31, 2012 (note 8).

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

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of comprehensive income (loss). No impairment loss was recognized on the held-to-maturity securities for any of years presented.

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

In accordance with its policy, the Company reviews the estimated obsolete inventories on an ongoing basis. This review indicated that the Company’s inventories were less susceptible to obsolescence and changes in the marketplace. As a result, effective from January 1, 2012, the Company changed its estimates of the obsolete inventories to better reflect the utility of the inventory. The change in estimate resulted in a decrease of loss from operations and net loss by approximately RMB23,490 (US$3,770) or RMB0.56 (US$0.09) per basic and diluted Class A and Class B shares for the year ended December 31, 2012.

Fixed assets, net

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Electronic equipment	3 years	0%
Other office and warehouse equipment	3-8 years	0%
Vehicles	3 years	0%
Leasehold improvements	The shorter of the expected life of leasehold improvements of 3-5 years and the lease term	0%

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company constructs certain of its fixed assets. All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed asset items and depreciation of these assets commences when they are ready for their intended use.

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

Prepaid land lease payment

Prepaid land lease payment represents amount paid for the right to use land in the PRC and is recorded at purchase cost less accumulated amortization. Amortization is provided on a straight line basis over the term of the land use right agreement, which is 50 years.

Fair value

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. The financial instruments of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, held-to-maturity investments, accounts receivables, other receivables, amounts due from/to related parties, accounts payable, other payables and short-term bank loans. The Company did not have any financial instruments that were measured at fair value on a recurring basis or non-recurring basis as of December 31, 2011 and 2012. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

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

Customers place their order for products online fixing the related selling price and shipping charge. Payment for the purchased product is made either before delivery or upon delivery. Revenue, net of discounts and return allowances, is recorded when title passes to customers upon delivery. Return allowances, which reduce product revenue, are estimated based on historical experience. Shipping charges to customers are included in product revenue and totaled RMB12,727, RMB19,490 and RMB28,964 (US$4,649) for the years ended December 31, 2010, 2011 and 2012, respectively.

Other revenue

Other revenue primarily consists of fees charged to third-party merchants participating in the Company’s marketplace program as well as advertising revenue. The fees are derived from a service charge to participate in the program for a designated period of time, a percentage of the transaction value and a fixed commission. Fee revenue is recognized ratably over the period of the arrangement, generally up to one year. Fees from transactions are recognized when the transaction is completed and collectability is reasonably assured. The Company recognizes advertising revenue based on the revenue recognition criteria in accordance with SAB 104.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Discount coupons

The Company periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may be granted to customers to incentivize a current purchase. Discounts for current purchases are treated as a reduction of revenue for the related transaction. Coupons may also be given to a customer that has made a purchase of a minimum value but for which may only be used in a future purchase. During the year ended December 31, 2011 and 2012, the Company made extensive use of such coupons to incentivize future purchases. When the right to purchase discounted products in the future does not represent a significant and incremental discount to the customer, such right is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605. The discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. When the right to discounts for future purchases represents a significant and incremental discount to the customer, such right is accounted for as a separate element under ASC 605. As of December 31, 2011 and 2012, the outstanding coupons did not represent a significant and incremental discount to the customers.

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

Rebates and promotion fees

The Company has agreements to receive consideration from certain of its vendors, including rebates for products it sells over a period of time as well as for promoting vendors’ products during the year. The rebates are not sufficiently separable from the Company’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Company to sell vendors’ products. Rebates which are based on the volume of sales to the Company’s customers for a specified period are accounted for as a reduction of “cost of revenues” when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction of “cost of revenues” when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to the Company’s customers or specific inventory sold are allocated between “cost of revenues” and “inventories” based on purchases for the year. Rebates and promotion fees recorded as a reduction of “cost of revenues” totaled RMB111,189, RMB172,925 and RMB308,162 (US$49,463) for the years ended December 31, 2010, 2011 and 2012, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fulfillment

Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations. Out-bound shipping costs totaled RMB162,365, RMB264,656 and RMB376,987 (US$60,511) for the years ended December 31, 2010, 2011 and 2012, respectively.

Marketing

Marketing costs consist primarily of advertising costs, promotion costs relating to marketing activities and payroll and related expenses for personnel engaged in marketing, business development and selling activities.

Advertising costs, expensed as incurred, totaled RMB72,893, RMB141,773 and RMB185,346 (US$29,750), in the years ended December 31, 2010, 2011 and 2012, respectively.

Technology and content

Technology and content expenses consist principally of payroll and related expenses for employees involved in category expansion, application development, e-book platform development, editorial content, and systems support, as well as costs and depreciation associated with the computing, storage and telecommunications infrastructure used internally and supporting online activities.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income (loss). The Company adopted Accounting Standards Update (“ASU”) No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2012 by presenting items of net income (loss) and other comprehensive loss in one single continuous statement. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

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

If the purpose of the government grant is specifically defined in the terms and conditions of the contract, the grant received is recorded as an offset to the specified expense. The amount recorded to offset marketing expenses for the years ended December 31, 2010, 2011 and 2012 was RMB nil, RMB10,000 and RMB nil (US$ nil), respectively.

Income tax

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statement of comprehensive income (loss).

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, time deposits and held-to-maturity investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2012, substantially all of the Company’s cash and cash equivalents, time deposits and restricted cash were managed by financial institutions of Mainland China and Hong Kong, which management believes are of high credit quality. As of December 31, 2012, the Company had RMB243,611 (US$39,102) in cash and cash equivalents, restricted cash and time deposits in branches located in the Mainland China and RMB1,390,954 (US$223,264) located outside Mainland China.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of risks (continued)

Accounts receivable are typically unsecured and are derived from revenue earned from customers and collected on behalf of third party couriers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its couriers and its ongoing monitoring process of outstanding balances.

Concentration of customers and suppliers

There are no revenues from customers or purchases from suppliers which individually represent greater than 10% of the total revenues and purchases for the years ended December 31, 2010, 2011 and 2012.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 4.58% and 2.30% in 2011 and 2012, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

In the opinion of the Company’s management and Jun He Law Offices, our PRC legal counsel, (i) the ownership structure of the Company’s subsidiaries and the Affiliated PRC Entities are in compliance with PRC laws, (ii) each of the Company’s subsidiaries and Affiliated PRC Entities has the corporate power, authority and legal right to enter into, execute, deliver and perform its obligations under each of the Contractual Agreements to which it is a party, (iii) each of the Contractual Agreements between Dangdang Information, Dangdang Kewen and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms, (iv) The execution, delivery and performance by Dangdang Information and Dangdang Kewen or its shareholders of each of the Contractual Agreements to which it/he/she is a party do not result in any violation of the provisions of the articles of association or business licenses of such subsidiaries and Affiliated PRC Entities, and any violation of any explicit provisions of the applicable PRC laws.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.

If our ownership structure and the Contractual Arrangements were found to be in violation of any existing or future PRC laws or regulations by the relevant regulatory authorities, the Company may be subject to penalties, which may include but not be limited to, revocation of the business licenses or operating licenses of our PRC subsidiaries or Affiliated PRC Entities, being required to restructure the Company’s operations or discontinue the Company’s operating activities. If any of these penalties results in our inability to direct the activities of Dangdang Kewen that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Dangdang Kewen, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition, if Dangdang Kewen and its subsidiary or their shareholders fail to perform their obligations under the Contractual Arrangements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Arrangements, the Company may not be able to exert effective control over its PRC Affiliated Entities, and the Company’s ability to conduct its business may be negatively affected.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board issued ASU 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. Early adoption is permitted. The Company does not expect that the adoption of ASU 2013-02 will have a material impact on its consolidated financial statements.

Comparative figures

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

Note 3—HELD-TO-MATURITY INVESTMENTS

The Company held fixed income investments issued by banks in the PRC all of which had matured by December 31, 2012.

Note 4—INVENTORIES

	As of December 31,
	2011	2012
	RMB	RMB	US$
Media products	1,191,011	1,130,552	181,466
General merchandise	378,499	336,430	54,001
Packing materials and others	13,773	18,597	2,985

	1,583,283	1,485,579	238,452

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2011	2012
	RMB	RMB	US$
Prepayments to suppliers	14,852	23,377	3,752
Prepayments to related parties	9,625	—	—
Rental, insurance and other expenses	10,398	19,722	3,166
Rebates and promotion fees receivable	74,714	127,305	20,434
Warehouse deposits	9,464	7,133	1,145
Interest receivable	13,738	10,833	1,739
Other receivables	9,516	14,924	2,395

	142,307	203,294	32,631

Note 6—FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2011	2012
	RMB	RMB	US$
Electronic equipment	94,783	125,568	20,155
Other office and warehouse equipment	53,570	80,131	12,862
Vehicles	2,005	2,378	382
Leasehold improvements	12,489	13,186	2,116
Construction in progress	—	4,883	784

Total	162,847	226,146	36,299
Less: accumulated depreciation	(66,235)	(104,872)	(16,833)

Fixed assets, net	96,612	121,274	19,466

Construction in progress mainly represented construction and related qualifying costs incurred for the development of the proposed warehouse and office building in Tianjin, PRC, amounting to RMB4,668 US$749) as of December 31, 2012.

Depreciation expenses were RMB20,098, RMB24,870 and RMB41,312 (US$6,631) for the years ended December 31, 2010, 2011 and 2012, respectively.

Note 7—PREPAID LAND LEASE PAYMENT

	As of December 31,
	2011	2012
	RMB	RMB	US$
Prepaid land lease payment	—	44,656	7,168
Less: accumulated amortization	—	(447)	(72)

Net carrying value	—	44,209	7,096

Amortization expense for prepaid land lease payment for the years ended December 2010, 2011 and 2012 was RMB nil, RMB nil and RMB447 (US$72), respectively. The Company expects to recognize RMB893 (US$144) in amortization expense for each of the next five years.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 8—SHORT-TERM BANK LOANS

As of December 31, 2012, the outstanding short-term bank loans of RMB600,000 (US$96,307) carried interest rates ranging from 5.60% to 5.88% per annum in which RMB300,000 (US$48,153) was repaid in January 2013, together with interest of RMB851 (US$137). The other RMB300,000 (US$48,153) of short-term bank loan will mature on May 14, 2013. The bank loans can only be used for working capital purposes pursuant to the relevant facility agreements and are collateralized by restricted deposits of RMB709,417 (US$113,869). Interest expenses relating to the short-term bank loans recognized in the consolidated statement of comprehensive income (loss) were RMB nil, RMB259 and RMB7,603 (US$1,220) for the years ended December 31, 2010, 2011 and 2012, respectively.

Note 9—ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2011	2012
	RMB	RMB	US$
Accrued expenses	128,367	154,393	24,782
Accrued payroll	27,258	38,821	6,231
Taxes payable	8,462	36,576	5,871
Deposits from service providers	28,462	62,563	10,042
Payables to merchants participating in the marketplace program	33,548	82,434	13,232
Sales refund payable	18,743	9,596	1,540
Other payables	21,252	30,393	4,878

	266,092	414,776	66,576

Note 10—PRODUCT REVENUE

	Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
Media products	1,863,431	2,457,423	3,252,511	522,064
General merchandise	392,090	1,094,087	1,768,292	283,831

	2,255,521	3,551,510	5,020,803	805,895

Note 11—OTHER (EXPENSES) INCOME, NET

	Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
Exchange (loss) income, net	(2,317)	49,994	5,255	843
Other non-operating income	278	6,607	13,611	2,185
Other non-operating expenses	(1,234)	(2,771)	(4,510)	(724)

	(3,273)	53,830	14,356	2,304

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX BENEFIT (EXPENSE)

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands and British Virgin Islands withholding tax will be imposed.

China

The Company’s PRC subsidiaries and PRC Affiliated Entities are subject to the statutory rate of 25% in 2010, 2011 and 2012 in accordance with the new enterprise income tax law which was effective on January 1, 2008.

Dividends paid by PRC subsidiaries of the Company out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

The current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purpose. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2012, the Company has not accrued for PRC tax in this regard. The Company will continue to monitor its tax status.

Income (loss) before income taxes consists of:

	Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
Non-PRC	(17,386)	55,229	23,349	3,748
PRC	36,107	(259,390)	(467,200)	(74,991)

	18,721	(204,161)	(443,851)	(71,243)

Income taxes consist of:

	Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
Current income tax	(11,937)	(328)	—	—
Deferred income tax benefit	40,479	68,876	116,709	18,733
Valuation allowance	(16,481)	(92,874)	(116,709)	(18,733)

	12,061	(24,326)	—	—

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
Income tax computed at applicable tax rates (25%)	4,680	(51,040)	(110,963)	(17,811)
Effect of different tax rates in different jurisdictions	4,347	(13,807)	(5,837)	(937)
Non-deductible expenses	526	(3,470)	191	31
Effect of expired tax losses	1,030	—	—	—
Other adjustments	135	(231)	(100)	(16)
Changes in valuation allowance	(22,779)	92,874	116,709	18,733

	(12,061)	24,326	—	—

The PRC income tax returns for fiscal year 2007 through fiscal year 2012 remain open for examination.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX BENEFIT (EXPENSE) (continued)

The components of deferred taxes are as follows:

	As of December 31,
	2011	2012
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses	31,697	37,584	6,033
Inventories	10,691	11,367	1,825
Provisions	800	604	97

Total deferred tax assets, current portion	43,188	49,555	7,955
Valuation allowance	(43,188)	(49,555)	(7,955)

Deferred tax assets, current portion, net	—	—	—

Deferred tax assets, non-current portion:
Fixed assets	610	453	73
Net operating losses	65,557	176,056	28,259

Total deferred tax assets, non-current portion	66,167	176,509	28,322
Valuation allowance	(66,167)	(176,509)	(28,332)

Deferred tax assets, non-current portion, net	—	—	—

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX BENEFIT (EXPENSE) (continued)

During the year ended December 31, 2012, the Company reassessed the realizability of deferred tax assets and concluded that it is not more likely than not that the deferred tax assets will be realized. Therefore, the Company recognized a full valuation allowance against deferred tax assets as of December 31, 2012.

As of December 31, 2012, the Company had net operating losses of approximately RMB704,218 (US$113,035), which can be carried forward to offset future net profit for income tax purposes. The net operating loss will expire in 2016 and 2017 if not utilized.

The changes in unrecognized tax benefits are as follows:

	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Balance at January 1	4,664	596	649	104
Additions based on tax positions related to the prior years	—	787	66	11
Reductions for tax positions of prior years	(4,068)	—	(433)	(70)
Reductions for tax positions of the current year	—	(734)	—	—

Balance at December 31	596	649	282	45

At December 31, 2010, 2011, and 2012, the Company had approximately RMB596, RMB649 and RMB282 (US$45) of unrecognized tax benefits related to uncertain tax positions. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

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

Note 13—RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Purchases of goods
BKCB	4,100	—	—	—

Service fees
BKCB	3,716	3,716	3,716	597
BKGI	5,909	5,909	5,909	948

	9,625	9,625	9,625	1,545

The purchases from BKCB and service fees paid to BKCB and BKGI were determined by the mutually agreed amounts and payment terms.

In March 2006, the Company entered into a service agreement with BKCB and BKGI. Pursuant to such agreement the Company was charged a 3% commission on the sales of media products related to children, economics and management. In August 2010, the Company entered into an amendment to the service agreement to revise the service fees from a percentage of relevant revenues to a fixed amount of RMB28,875 for the period from January 1, 2010 to December 31, 2012. Such amount was paid by the Company in October 2010 and the agreement was terminated on December 31, 2012.

c)	The balances between the Company and its related parties as of December 31, 2011 and 2012 are listed below:

	As of December 31,
	2011	2012
	RMB	RMB	US$
Due from a related party:
BKCB	188	320	51

Prepayments to related parties:
BKCB	3,716	—	—
BKGI	5,909	—	—

	9,625	—	—

Due to related parties:
BKCB	2,511	2,333	374
Tripod	5,152	—	—
Kewen Holding	5,028	—	—

	12,691	2,333	374

The amounts due to Tripod and Kewen Holding as of December 31, 2011 were the unsettled consulting fees, which were settled in full in 2012. The consulting agreements with Tripod and Kewen Holding were terminated effective from January 2, 2010.

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

Note 14—EMPLOYEE BENEFITS

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB22,527, RMB36,162 and RMB78,712 (US$12,634) for the years ended December 31, 2010, 2011 and 2012, respectively.

Note 15—COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases office and fulfillment centers under non-cancelable operating leases. Some of these lease agreements provide for periodic rental increases based on contractually agreed rates. Rental expenses under the operating leases were RMB34,879, RMB57,689 and RMB92,493 (US$14,846) for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended December 31,	RMB	US$
2013	121,161	19,448
2014	95,136	15,270
2015	50,917	8,173
2016	33,707	5,410
2017	30,120	4,835
Thereafter	139,549	22,399

	470,590	75,535

Litigation, claims and assessments

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. Management does not expect the results of any of these actions to have a material adverse effect on the Company’s business, results of operations or financial condition. As of December 31, 2012, the Company has not accrued any contingent losses regarding such claims as the estimated costs are insignificant.

Capital commitments

The Company entered into construction agreements in connection with the construction of the proposed warehouse and office building in Tianjin, PRC. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB91.8 million (US$14.7 million) as of December 31, 2012. All of these capital commitments are to be fulfilled before the year ending December 31, 2016.

As of December 31, 2012, future minimum capital commitments under non-cancelable construction contracts were as follows:

Year ended December 31,	RMB	US$
2013	85,556	13,733
2014	91	15
2015	5,856	940
2016	284	46
2017 and thereafter	—	—

	91,787	14,734

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

Note 19—INCOME (LOSS) PER SHARE

Basic income (loss) per share for the years ended December 31, 2010, 2011 and 2012 is calculated as follows:

	Year Ended December 31,
	2010		2011		2012
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Basic income (loss) per share:
Numerator:
Allocated net income (loss)	150	30,632	(109,340)	(119,147)	(297,335)	(47,726)	(146,516)	(23,517)
Deemed dividend on Series C convertible preferred shares	—	(1,779)	—	—	—	—	—	—

Net income (loss) attributable to Class A and Class B common shareholders	150	28,853	(109,340)	(119,147)	(297,335)	(47,726)	(146,516)	(23,517)
Undistributed income allocated to convertible preferred shareholders	—	(24,792)	—	—	—	—	—	—

Net income (loss) attributable to Class A and Class B common shareholders for computing basic income (loss) per Class A and Class B common share	150	4,061	(109,340)	(119,147)	(297,335)	(47,726)	(146,516)	(23,517)

Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic income (loss) per Class A and Class B common share	6,712,195	181,562,768	188,572,218	205,486,874	267,707,132	267,707,132	131,916,660	131,916,660

Basic income (loss) per Class A and Class B common shares	0.02	0.02	(0.58)	(0.58)	(1.11)	(0.18)	(1.11)	(0.18)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—INCOME (LOSS) PER SHARE (continued)

Diluted income (loss) per share for the years ended December 31, 2010 2011 and 2012 is calculated as follows:

	Year Ended December 31,
	2010		2011		2012
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Diluted income (loss) per share:
Numerator:
Allocated net income (loss)	714	30,068	(109,340)	(119,147)	(297,335)	(47,726)	(146,516)	(23,517)
Deemed dividend on Series C convertible preferred shares	—	(1,779)	—	—	—	—	—	—

Net income (loss) attributable to Class A and Class B common shareholders	714	28,289	(109,340)	(119,147)	(297,335)	(47,726)	(146,516)	(23,517)
Undistributed income allocated to convertible preferred shareholders	—	(24,561)	—	—	—	—	—	—

Allocation of undistributed income (loss) for diluted net income per Class A and Class B common share computation	714	3,728	(109,340)	(119,147)	(297,335)	(47,726)	(146,516)	(23,517)
Reallocation of undistributed income (loss) as a result of conversion of Class B to Class A common shares	3,728	—	(119,147)	—	(146,516)	(23,517)	—	—

Net income (loss) attributable to Class A and Class B common shareholders for computing diluted income (loss) per Class A and Class B common share	4,442	3,728	(228,487)	(119,147)	(443,851)	(71,243)	(146,516)	(23,517)

Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic income (loss) per Class A and Class B common share	6,712,195	181,562,768	188,572,218	205,486,874	267,707,132	267,707,132	131,916,660	131,916,660
Conversion of Class B to Class A common shares	181,562,768	—	205,486,874	—	131,916,660	131,916,660	—	—
Dilutive options	28,084,300	—	—	—	—	—	—	—

Weighted average number of Class A and Class B common shares outstanding for computing diluted income (loss) per Class A and Class B common share	216,359,263	181,562,768	394,059,092	205,486,874	399,623,792	399,623,792	131,916,660	131,916,660

Diluted income (loss) per Class A and Class B common share	0.02	0.02	(0.58)	(0.58)	(1.11)	(0.18)	(1.11)	(0.18)

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

Note 19—INCOME (LOSS) PER SHARE (continued)

The effect of conversion features of the Convertible Preferred Shares has been excluded from the computation of diluted income per share for the year ended December 31, 2010 as the effect would be anti-dilutive. The effect of share options has been excluded from the computation of diluted loss per share for the year ended December 31, 2011 and 2012 as the effect would be anti-dilutive.

Note 20—SHARE-BASED COMPENSATION

The Company’s shareholders approved two share incentive plans in 2004 and 2010, respectively. Under the 2004 plan, the Company may issue option awards to its directors, employees and other eligible persons. The exercise price, vesting and other conditions of individual awards are determined by the board of directors of the Company and its executive chairwoman within the scope authorized by the board. The Company suspended implementing the 2004 plan on November 15, 2010, the date of effectiveness of the 2010 plan. On November 12, 2012, the Company’s shareholders approved and ratified the resumption of implementing the 2004 plan, only to the extent that the Class A common shares underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 plan, and with amendments made to the 2004 plan. Under the 2010 plan, the Company may issue restricted share units, restricted shares and options awards to the directors, employees and other eligible persons. Typically the awards are subject to a 3 to 4 year service vesting condition and expire 7 to 10 years after the grant date.

The following table summarizes the share option activity under the 2004 and 2010 Plans for the year ended December 31, 2012:

	Number of shares	Weighted Average Per Share Exercise Price (US$)	Weighted- Average Grant-Date Fair Value Per Share (US$)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (US$)
Outstanding, January 1, 2012	25,151,840	0.55	0.28	—	—
Granted	1,021,500	0.79	0.40	—	—
Exercised	(3,836,590)	0.75	0.32	—	—
Expired	(151,490)	0.86	0.46	—	—
Forfeited	(2,692,830)	0.87	0.52	—	—

Outstanding, December 31, 2012	19,492,430	0.47	0.25	3.90	6,928

Vested and expected to vest at December 31, 2012	19,198,420	0.47	0.24	3.86	6,938

Exercisable at December 31, 2012	15,913,060	0.38	0.17	3.25	7,121

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s common shares as of December 31, 2012 and the exercise prices of the equity awards.

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

As of December 31, 2012, there was RMB16,336 (US$2,622) of unrecognized share-based compensation costs related to equity awards that is expected to be recognized over a weighted-average vesting period of 1.88 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation costs related to these awards may be different from the expectation.

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

Note 20—SHARE-BASED COMPENSATION (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the years presented:

	2010	2011	2012
Expected volatility range	70.5%	68.3-68.6%	70.34%
Risk-free interest rate	4.1%	2.2%-3.2%	1.1%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5-2.5

The aggregate intrinsic value of the equity awards exercised for the three years ended December 31, 2010, 2011 and 2012, was RMB52,222, RMB2,125 and RMB311 (US$50), respectively. The total fair value of the equity awards vested during the year ended December 31, 2010, 2011 and 2012 was RMB7,151, RMB11,220 and RMB14,115 (US$2,266), respectively.

The weighted-average grant-date fair value of options granted during the years 2010, 2011, and 2012 was US$0.39, US$1.15, and US$0.40, respectively.

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2010, 2011 and 2012 are included in:

	2010	2011	2012
	RMB	RMB	RMB	US$
Fulfillment	1,096	1,491	1,922	309
Marketing	233	300	332	53
Technology and content	787	1,372	1,015	163
General and administrative	8,184	8,294	7,918	1,271

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Dangdang Information, Wuxi Dangdang Information and Tianjin Dangdang Information were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits. Furthermore, cash transfers from subsidiaries to the Company outside of China are subject to PRC government control of currency conversion.

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Since Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information and Wuxi Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2010, 2011 and 2012. Tianjin Dangdang Information was established in 2011 and was in an accumulated loss position in 2011 and 2012, thus no such reserve fund was appropriated for the years ended December 31, 2011 and 2012.

As of December 31, 2012, the total net assets of the Company’s PRC subsidiaries including the Affiliated PRC Entities were negative. Therefore, condensed financial information of the Company is not presented.