Form 20-F
period 2013-12-31
E-COMMERCE CHINA DANGDANG INC.
filed 2014-04-09
CIK 1499744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013.

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

        N/A
(Translation of Registrant's name into English)

        Cayman Islands
(Jurisdiction of incorporation or organization)
21/F, Jing An Center
No.8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

(Address of principal executive offices)

Peggy Yu Yu, Executive Chairwoman
Telephone: (86 10) 5799-2666
Email: yuyu@dangdang.com
Facsimile: (86 10) 5799-2100

21/F, Jing An Center
No.8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing five Class A common shares	New York Stock Exchange
Common shares, par value US$0.0001 per share	New York Stock Exchange*

* Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares ("ADSs").

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

279,557,750 Class A common shares, par value US$0.0001 per share, and 131,876,660 Class B common shares, par value US$0.0001 per share, as of December 31, 2013. The 279,557,750 Class A common shares include 9,090,930 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒        No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒
International Financial Reporting Standards as issued by the International Accounting Standards
Board ☐
Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Item 16G.	Corporate Governance	91

i

Item 16H.	Mine Safety Disclosure	91

PART III		91

Item 17.	Financial Statements	91

Item 18.	Financial Statements	91

Item 19.	Exhibits	91

SIGNATURES		94

ii

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

·	"we," "us," "our company," "our" and "Dangdang" refer to E-Commerce China Dangdang Inc., a Cayman Islands company, and its PRC subsidiaries, Beijing Dangdang Information Technology Co., Ltd., Wuxi Dangdang Information Technology Co., Ltd. and Dangdang Information Technology (Tianjin) Co., Ltd. and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., and its subsidiary Wuxi Dangdang Kewen E-Commerce Co., Ltd.;

·	"China" or "PRC" refers to the People's Republic of China, excluding Taiwan, Hong Kong, and Macau;

·	"shares" or "common shares" refers to our Class A and Class B common shares, par value US$0.0001 per share, "preferred shares" refers to our series A, series B and series C convertible preferred shares, par value US$0.0001 per share, which were automatically converted into Class B common shares upon the completion of our company's initial public offering in December 2010; in November 2010, our shareholders approved a 1:10 share split of our authorized and outstanding share capital with retrospective effect. All presentation of share capital information in this annual report is shown giving effect to the 1:10 share split;

·	"ADSs" refers to our American depositary shares, each of which represents five Class A common shares;

·	"Our internet platform" refers to our dangdang.com website and our Dangdang mobile shopping application.

·	all references to "RMB" or "Renminbi" refer to the legal currency of China; and

·	all references to "US$," "dollars" or "U.S. dollars" refer to the legal currency of the United States.

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

You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

·	our growth strategies;

·	our future business development, results of operations and financial condition;

·	trends and competition in China's business-to-consumer, or B2C, e-commerce market;

·	expected changes in our revenues and certain cost and expense items; and

·	assumptions underlying or related to any of the foregoing.

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

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.            Key Information

A.                  Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2011 have been derived from our audited consolidated balance sheet as of December 31, 2011, which is not included in this annual report. The selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenues:
Product revenue
Media	1,297,120	1,863,431	2,457,423	3,252,511	4,050,122	669,032
General Merchandise	152,976	392,090	1,094,087	1,768,292	1,995,451	329,625
	1,450,096	2,255,521	3,551,510	5,020,803	6,045,573	998,657
Other revenue	7,556	26,159	67,462	173,006	279,425	46,158

Total net revenues	1,457,652	2,281,680	3,618,972	5,193,809	6,324,998	1,044,815

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(1,129,961)	(1,775,881)	(3,118,365)	(4,469,455)	(5,224,114)	(862,962)
Gross profit	327,691	505,799	500,607	724,354	1,100,884	181,853
Operating expenses (1):
Fulfillment	(201,270)	(286,443)	(474,506)	(736,191)	(727,683)	(120,205)
Marketing	(38,473)	(76,669)	(150,313)	(195,938)	(260,988)	(43,112)
Technology and content	(38,989)	(64,682)	(89,616)	(153,267)	(180,158)	(29,760)
General and administrative	(38,021)	(67,903)	(84,113)	(137,473)	(148,919)	(24,600)
Government grants	—	4,805	13,603	9,216	21,392	3,534
Income (loss) from operations	10,938	14,907	(284,338)	(489,299)	(195,472)	(32,290)
Income (loss) before income taxes	16,916	18,721	(204,161)	(443,851)	(142,865)	(23,600)
Income tax benefit (expense)	—	12,061	(24,326)	—	—	—
Net income (loss)	16,916	30,782	(228,487)	(443,851)	(142,865)	(23,600)
Deemed dividend on Series C convertible preferred shares	—	(1,779)	—	—	—	—
Net income (loss) attributable to common shareholders	16,916	29,003	(228,487)	(443,851)	(142,865)	(23,600)
Income (loss) per common share:
Basic(2)	—	0.02	(0.58)	(1.11)	(0.36)	(0.06)
Diluted(2)	—	0.02	(0.58)	(1.11)	(0.36)	(0.06)
Shares used in income (loss) per share computation:
Common shares:
Basic	175,644,260
Diluted	175,644,260
Class A common shares:
Basic		6,712,195	188,572,218	267,707,132	269,520,110	269,520,110
Diluted		216,359,263	394,059,092	399,623,792	401,416,715	401,416,715
Class B common shares:
Basic		181,562,768	205,486,874	131,916,660	131,896,605	131,896,605
Diluted		181,562,768	205,486,874	131,916,660	131,896,605	131,896,605
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(13)	(9,009)	(66,198)	(3,730)	(42,873)	(7,082)
Comprehensive income (loss) attributable to common shareholders	16,903	21,773	(294,685)	(447,581)	(185,738)	(30,682)

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	764	1,096	1,491	1,922	1,755	290
Marketing	131	233	300	332	412	68
Technology and content	479	787	1,372	1,015	964	159
General and administrative	2,623	8,184	8,294	7,918	7,977	1,318
Total share-based compensation expenses	3,997	10,300	11,457	11,187	11,108	1,835

(2)	Prior to our December 2010 initial public offering, each holder of Series A, Series B and Series C convertible preferred shares was entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0438 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively, prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Prior to June 2010, each holder of Series C convertible preferred shares was entitled to dividends of US$0.0534 per share per annum. For each of the years ended December 31, 2009 and 2010, the basic and diluted income per share were calculated using the two class method taking into consideration of the preferred dividends that each preferred shareholder was entitled to.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	75,759	1,691,906	192,962	432,703	353,273	58,357
Restricted cash	—	—	—	709,417	6,964	1,150
Time deposits	—	—	1,178,839	492,445	853,222	140,942
Held-to-maturity investments	90,000	—	20,000	—	—	—
Inventories	540,744	896,273	1,583,283	1,485,579	1,760,904	290,881
Accounts receivable, net	11,764	17,802	67,369	56,610	37,446	6,185
Total assets	800,905	2,801,457	3,285,742	3,583,126	3,634,457	600,369
Accounts payable	618,062	865,953	1,485,943	1,563,787	1,970,651	325,528
Non-current liabilities	—	—	1,903	33,966	32,724	5,406
Convertible preferred shares:
Series A	51,314	—	—	—	—	—
Series B	57,001	—	—	—	—	—
Series C	209,716	—	—	—	—	—
Common shares	151	—	—	—	—	—
Class A common shares	—	71	197	200	201	33
Class B common shares	—	223	103	103	103	17
Accumulated deficit	(380,567)	(351,564)	(580,051)	(1,023,902)	(1,166,767)	(192,736)
Total shareholders' (deficit) equity	(270,543)	1,414,257	1,157,786	739,499	569,693	94,106

Exchange Rate Information

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.0537 to US$1.00, the rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 4, 2014, the rate was RMB6.2118 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3684	6.2265
2013
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1742	6.2273	6.1183
April (through April 4)	6.2118	6.2085	6.2118	6.2054

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

We believe that the market recognition and reputation of our dangdang.com brand have significantly contributed to the success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our success and ability to compete. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as:

·	our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new product categories and new business lines;

·	our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities;

·	the efficiency, reliability and service quality of our courier service providers;

·	our ability to effectively control the product and service quality of third-party merchants and to monitor service performance of third parties as we continue to develop our marketplace program; and

·	any negative media publicity about e-commerce or security or product quality problems of other e-commerce companies in China.

In 2011, we attracted negative publicity due to our cancellation of orders for some books and general merchandise products, which were posted for sale on our website at prices substantially below costs due to clerical errors. A number of customers have filed or threaten to file lawsuits related to the cancellation of these orders in Chinese courts. While the overall amount in dispute is relatively small, to the extent that these lawsuits attract negative media attention, our reputation will be adversely affected. In March 2014, a live program broadcast by China Central Television Station, or CCTV, the national television broadcasting network owned by China’s central government reported that certain brands of cosmetics products sold by third party merchants through the marketplace on our internet platform were without proper authorization from the brand owners. Following the CCTV broadcast, many news outlets in China and overseas reported on CCTV’s negative publicity about us.  We immediately launched an investigation into the third-party merchants in question and closed their online stores at our marketplace. We also offered full refund for all the cosmetics products at issue. Despite our remedial efforts, CCTV has wide coverage and perceived authority over public opinion and the negative publicity by CCTV and other media about us may have adversely damaged our brand, public image and reputation, which may harm our ability to attract customers and result in an adverse impact on our results of operations and prospectus. Such negative publicity and any additional negative publicity in relation to the products offered at our marketplace or on our internet platform, regardless of its veracity, could seriously harm our brand, public image and reputation which in turn may result in a loss of customers and business partners and have a material adverse effect on our business, results of operation and prospects. If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our internet platform, our results of operations may be materially and adversely affected.

We depend heavily on the continued success of our core business of selling books and other media products online, and any event that adversely affects our sales of books and other media products could harm our business and results of operations.

From our inception, we have primarily focused on the sale of books online and a majority of our total net revenues have been derived from selling books and other media products online, which accounted for 67.9%, 62.6% and 64.0% of our total net revenues in 2011, 2012 and 2013, respectively. While we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on books and other media products. If we cannot successfully attract or retain our book and other media product customers, the number of our customers for, and sales of, general merchandise products may decline. Furthermore, the development and increasing popularity of electronic books and digital content, which have already achieved success in the U.S. and other countries, may negatively impact our book sales online. Our sales of books and other media products may also be materially and negatively affected by sales of pirated books or other media products, which is a continuing problem in China. Any event that results in a reduction in our sales of books and other media products could materially and adversely affect our business and results of operations.

If we are unable to improve profitability, we may continue to experience losses in the future.

We incurred net losses in all periods prior to 2009 and from 2011 to 2013. We cannot assure you that we can improve profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. We had seen a decrease in the rate of revenue growth in 2013 as compared with prior periods. In addition, our ability to be profitable depends on the revenues that we can generate from our businesses, which are affected by factors out of our control, such as the level of price competition in the market, and our ability to control our costs and operating expenses, which we expect will increase as we expand our business. We incurred in the past and expect to continue to incur in future periods share-based compensation expenses, which will negatively impact our operating results. If competition remains intense and we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.

Our expansion in the general merchandise business and third-party marketplace business may lower our profit margins.

We have focused on selling books online and we have gradually expanded the product offerings on our internet platform to include other media products and selected general merchandise categories in recent years. In 2009, we launched the dangdang.com marketplace program to allow third-party merchants to sell certain general merchandise products alongside our products. We launched our flash sales channel in May 2013 to further enhance our marketplace program. These new businesses involve risks and challenges different from those of book retailing. For example, compared with book suppliers, general merchandise suppliers usually give us shorter periods of payment credit, which requires us to upgrade our internal finance and accounting functions to adjust to such expedited payment cycles. Such expedited payment cycles also exert pressure on our operating cash flow. In addition, general merchandise products typically come in different sizes and shapes and therefore require more flexible warehouse storage spaces and fulfillment capacity as compared to books. Furthermore, because of the variety of quality standards, shapes, sizes, colors and styles of many general merchandise products, such as electronics and apparel, it is more difficult for us to inspect and control the quality and ensure the proper handling of the general merchandise products sold on our internet platform. We anticipate that we may experience a higher rate of return for, or complaints regarding, such products. The sale of general merchandise products may also expose us to risks related to product defects or other quality problems, which may result in costly product liability claims against us and harm to our brand and reputation. Pursuant to the relevant PRC laws and regulations, customers who have purchased general merchandise products at our internet platform can seek indemnification from us for any damages caused by defective products that we sell. In addition, the relevant government authorities can initiate investigation, confiscate any products with quality problems or any illegal income generated from selling such products, impose penalties, or, in serious cases, suspend licenses of the parties involved. General merchandise products generally have lower profit margins than books and other media products and we may need to price aggressively to gain market share or remain competitive in this new business, which may further reduce our profit margins. We also face challenges to address changes in customer demands and preferences and the associated inventory risks.

Our dangdang.com marketplace is subject to risks associated with third-party merchants.

We launched our dangdang.com marketplace program in 2009. As of December 31, 2013, there were more than 4,000 third-party merchants who offered and sold products through our marketplace. We do not have as much control over the storage and delivery of products sold on our marketplace as we do over the products that we sell directly ourselves. Most of our third-party merchants use their own storage and delivery systems to store their products and deliver to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our internet platform. If any third-party merchant does not control the quality of the products that it sells on our internet platform, or if it fails to deliver the products on time or at all or delivers products that are of inferior quality or if it sells counterfeit or unlicensed products on our internet platform, and we fail to discover or prevent the misbehavior, the reputation of our marketplace and our dangdang.com brand may be materially and adversely affected and we could face claims that we should be held liable for any losses incurred by our customers. Moreover, some products sold on our marketplace may compete with the products we sell directly, which may lead to a decrease in the sales of our own products. In addition, the supplier relationships, customer acquisition dynamics and working capital requirements for our marketplace may not be the same as those for our self-procurement operations, which may complicate the management of our business. In order for our marketplace to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has placed, and continues to place, significant strain on our management and resources. We anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, third-party service providers and third-party merchants. Our strategies also include broadening our product offerings, including general merchandise product offerings in particular, which will require us to introduce new product categories and work with different groups of suppliers and address the needs of different kinds of consumers. Given our relative unfamiliarity with many of these new product offerings, we may incur significant costs in trying to expand our offerings into these new product categories or fail to successfully execute the roll-out of these new product offerings. To satisfying the growing needs of our customer base, we broadened our sales formats by launching a flash sales channel in May 2013. Named Weipinhui, our flash sales channel. While our flash sales channel currently focuses mainly on apparel. We are in the process of broadening the product offerings to include books and other media products, as well as general merchandise. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our success depends on our ability to identify and respond to constantly changing consumer preferences.

The e-commerce and retail industries are subject to changing consumer preferences. Consequently, we must stay abreast of emerging lifestyle and consumer trends and anticipate trends that will appeal to existing and potential customers. If our customers cannot find their desired products on our internet platform, they may stop purchasing products on our internet platform, stop visiting our internet platform or visit less often. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate the desired level of sales. Such circumstances could materially and adversely affect our business, financial condition and results of operations.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and customers.

The online retail environment for our products is intensely competitive. Our current or potential competitors include: (i) other B2C e-commerce companies; (ii) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; (iii) a number of indirect competitors, including internet portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers; and (iv) providers of electronic books and digital content.

We face a variety of competitive challenges including: sourcing products efficiently; pricing our products competitively; maintaining the quality of the products sold on our internet platform; anticipating and quickly responding to changing customer demands; maintaining favorable brand recognition; providing quality services; ensuring the timely delivery of our products; and conducting strong and effective marketing activities. As we further develop our dangdang.com marketplace program, we also face increasing challenges to compete for and retain high quality third-party merchants. If we cannot properly address these challenges, our business and prospects would be materially and adversely affected.

Some of our current and potential competitors have significantly greater financial, marketing and other resources than us, including having their own delivery systems. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Certain of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to internet platform and system development than us. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties regarding the growth and sustained profitability of B2C e-commerce in China could adversely affect our net revenues and business prospects.

Substantially all of our net revenues are based on a B2C e-commerce business model. While B2C e-commerce has existed in China since the 1990s, only recently have certain companies become profitable and thus the long term viability and prospects of various B2C e-commerce business models, including the flash sales model, and e-commerce generally, in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

·	the growth of personal computer, smartphone, internet and broadband usage and penetration in China, and the rate of any such growth;

·	the trust and confidence level of consumers in online shopping in China, as well as changes in customer demographics and consumers' tastes and preferences;

·	the selection, price and popularity of products that we and our competitors offer on internet platforms;

·	whether alternative retail channels or business models that better address the needs of consumers emerge in China;

·	the development of fulfillment, payment and other ancillary services associated with online purchases; and

·	general economic conditions, particularly economic conditions affecting discretionary consumer spending.

A decline in the popularity of shopping on the internet in general, or any failure by us to adapt our internet platform and improve the online shopping experience of our customers in response to trends and consumer requirements, will adversely affect our net revenues and business prospects.

Our growth and profitability depend on the level of consumer confidence and spending in China.

Our results of operations are sensitive to changes in overall economic and political conditions that impact consumer spending. The retail industry, in particular, is very sensitive to broad economic changes, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including interest rates, volatility of the world's stock markets, inflation and deflation, tax rates and other government policies, and unemployment rates can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

The proper functioning of our internet platform is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our internet platform will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our internet platform, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. Our net revenues depend on the number of visitors who shop on our internet platform and the volume of orders we fulfill. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our internet platform or reduced order fulfillment performance would reduce the volume of products sold and the attractiveness of product offerings at our internet platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control. There can be no assurance that such unexpected interruptions will not happen again, and future occurrences could damage our reputation and result in a material decrease in our revenues.

We use internally developed systems for our internet platform and substantially all aspects of transaction processing, including order management, cash, debit card and credit card processing, purchasing, inventory management and shipping. We periodically upgrade and expand our systems, and in the future, we intend to further upgrade and expand our systems and to integrate newly developed or purchased software with our existing systems to support increased transaction volume. Any inability to add additional software and hardware or to develop and upgrade our existing technology, transaction-processing systems or network infrastructure to accommodate increased traffic on our internet platform or increased sales volume through our transaction-processing systems may cause unanticipated system disruptions, slower response time, degradation in levels of customer service and impaired quality and speed of order fulfillment, which would have a material adverse effect on our business, reputation, financial condition and results of operations.

If we fail to manage our relationships with our suppliers, our business and prospects may suffer.

We source our products from domestic Chinese publishers, manufacturers and distributors. We have strong relationships with a network of suppliers across China. For books and other media products, we have fostered long-term relationships with numerous suppliers, including some strategically important suppliers who, in some cases, give us exclusive rights to sell online certain popular or hard-to-find books and other media products within certain prescribed periods. As compared to our book suppliers, our relationships with general merchandise suppliers are relatively recent and still developing, and maintaining strong relationships with these suppliers is also important to the growth of our business. Maintaining good relationships with suppliers that compete with each other can be difficult. For example, suppliers of similar products may compete for desirable virtual shelf space or priority exposure of their products on our internet platform to our customer base. There can be no assurance that our current suppliers will continue to sell merchandise to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of merchandise in a timely and cost-efficient manner. If we are unable to develop and maintain good relationships with suppliers, it may inhibit our ability to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if our suppliers cease to provide us with favorable pricing or payment terms or return policies, our working capital requirements may increase and our operations may be materially and adversely affected. Any breakdown in our supplier relationships, or a failure to timely resolve disputes with or complaints from our suppliers, could materially and adversely affect our business, prospects and results of operations.

If we fail to successfully adopt new technologies or adapt our internet platform and systems to customer requirements or emerging industry standards, our business, prospects and financial results may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our internet platform. The internet and the online retail industry are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of website, mobile applications and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our internet platform, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially and adversely affected.

Any interruption in the operation of our data centers or logistics centers for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the efficient and uninterrupted operation of our data centers and logistics centers. Our data centers and logistics centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human error and other events. In addition, we currently only have limited back-up systems and do not carry business interruption insurance to compensate for losses that may occur. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, all product orders and, in some cases, payments for products we offer, are made through our internet platform. In addition, some online payments for our products are settled through third-party online payment services. In such transactions, maintaining complete security for the transmission of confidential information on our internet platform, such as customers' credit card numbers and expiration dates, personal information and billing addresses, is essential to maintain consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, we hold certain private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our internet platform. In addition, our third-party merchants and delivery service providers may violate their confidentiality obligations and disclose information about our customers. Any compromise of our security or third-party service providers' security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

We currently use a network of regional third-party inter-city transportation companies and local third-party courier companies to deliver parcels to our customers. For customers in remote areas not covered by our delivery network, we use China's postal services to deliver our products. Interacting with and coordinating the activities of so many delivery companies is complicated. Interruptions to or failures in these third parties' shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters or labor unrest. In addition, in response to competition or for promotional purposes, we may from time to time promise even shorter delivery time to our customers, which will put increased pressure on our delivery network. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and market reputation could suffer. In addition, as local courier companies tend to be small companies with limited capital resources, they may be more likely to go bankrupt, close down or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the courier companies collect for us, or hold them accountable for the losses they cause us. Although the courier companies are generally required to provide cash deposits or payment guarantees to us before we let them provide services for us, such security may not be sufficient to cover the risks to which we are exposed. In addition, if the courier companies cease to provide cash deposits to us or significantly reduce the amounts of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. We also expect gradual consolidation in the logistics industry, and we may experience disruption to our delivery network in areas covered by the companies undergoing acquisitions or integration, or we may experience difficulty in negotiating favorable terms with such companies. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to our business operations.

We lease all of the premises used for our offices, warehouses and data centers, except that we own a warehouse in Tianjin, which is currently under construction. Some of our lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. In particular, seven of our warehouses are located on collectively-owned land or military land, and the lessors have not been able to provide the relevant title certificates and approvals in relation to the leases, including the approvals from the military authorities or collective members. None of our leases of the properties has been filed for registration with the relevant government authorities, as required under PRC law. In addition, three of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by the competent government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business operations and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

All of our offices, warehouses and data centers are presently located on leased premises, except for a warehouse in Tianjin that is currently under construction. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

We plan to expand our logistics center and distribution network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

We believe our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have been building one warehouse in Tianjin and have been renovating some other warehouses in 2013. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our logistics centers and distribution network will put pressure on our managerial, financial, operational and other resources. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

We may incur liability for counterfeit products, products sold at our internet platform or content provided on our internet platform that infringe on third-party intellectual property rights.

We source our products approximately 4,000 suppliers across China. In connection with our dangdang.com marketplace program, third-party merchants are separately responsible for sourcing the products they sell on our internet platform. Although we have adopted measures to verify the authenticity of products sold on our internet platform and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. In the event that counterfeit or infringing products are sold on our internet platform, we could face claims that we should be held liable for selling counterfeit products or infringing on others' intellectual property rights. We have in the past received many intellectual property infringement claims, none of which have had a material adverse effect on our business or financial condition. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Moreover, regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

Under our agreements with suppliers and third-party merchants, we require our suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from such suppliers or any products sold by third-party merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See "—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

Our business depends substantially on the continued efforts of our executive officers and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers named in this annual report. If one or more of our executive officers were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel or attract and retain high-quality senior executives or key personnel in the future. We may also incur additional expenses to recruit and retain qualified replacements. If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and other personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China's legal system. See "—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

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

As of February 28, 2014, the most recent practicable date, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are husband and wife, together beneficially own an aggregate of 35.3% of our outstanding shares, representing 83.3% of the total voting power of our outstanding common shares. See "Item 6. Directors, Senior Management and Employees—E. Share Ownership." As a result, Mr. Li and Ms. Yu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering and the public market. For more information regarding our principal shareholders and their affiliated entities, see "Item 7. Major Shareholders and Related Party Transactions."

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 28, 2014, we had registered 82 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn , and 74 trademarks and service marks and had 107 trademark applications, 3 patents and 1 patent application pending in China. Our trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

We may suffer losses if we are unable to efficiently manage our inventory risks.

We must anticipate the popularity of products and purchase them before selling them to our customers. Under some of our current supply agreements, we enjoy flexible policies for returning the unsold items to our suppliers. In order to secure more favorable business terms, we have entered into and plan to continue to enter into purchase arrangements with our suppliers with more restrictive return policies. For example, some of our contracts with suppliers contain restrictions on our ability to return products, such as caps on the amount of products that can be returned, and we may lose preferential pricing terms for such products if we exceed these caps, which could materially affect our profit margins. In addition, under these arrangements, we will also incur increased inventory risks if we are unable to return unsold products to our suppliers. If we are unable to correctly predict demand for the products that we are committed to purchase, we will be responsible for covering the cost of the products that we are unable to sell, and our financial condition and results of operations would be adversely affected.

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company's internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See "Item 15. Controls and Procedures." Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies went into a recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Eastern Europe, the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our internet platform.

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

We are a Cayman Islands company and our PRC subsidiary, Beijing Dangdang Information Technology Co., Ltd., or Dangdang Information, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, and Dangdang Kewen's shareholders. Our affiliated PRC entity and its subsidiary hold the licenses that are essential to the operation of our business. For a detailed description of these licenses and permits, see "Item 4. Information on the Company—B. Business Overview—PRC Regulation." Dangdang Kewen is a PRC limited liability company 50% owned by Mr. Guoqing Li and 50% owned by Ms. Peggy Yu Yu, husband and wife, both of whom are major shareholders, co-founders and directors of our company, and PRC citizens. As a result of these contractual arrangements, we exert control over Dangdang Kewen and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure." In 2011, 2012 and 2013, Dangdang Kewen and its subsidiary contributed in aggregate 15.3%, 4.1% and 4.9%, respectively, of our consolidated net revenues.

In the opinion of Jun He Law Offices, our PRC legal counsel, our current ownership structure and the ownership structure of our PRC subsidiary and our affiliated PRC entity are in compliance with existing PRC laws and regulations, and each of the control agreements under the contractual arrangements between our PRC subsidiary, our affiliated PRC entity and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries, or our affiliated PRC entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our affiliated PRC entity and its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries or our affiliated PRC entity and its subsidiary, shutting down our servers or blocking our internet platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of Dangdang Kewen that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Dangdang Kewen, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our affiliated PRC entity and its shareholders for the operation of our business, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our affiliated PRC entity, Dangdang Kewen, in which we have no ownership interest, to engage in the online retailing business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain economic benefits from it. Although we believe that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Dangdang Kewen and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retailing business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of Dangdang Kewen with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Dangdang Kewen or its shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In addition, since each of the two shareholders of Dangdang Kewen holds a 50% interest in it, any conflict between them as to Dangdang Kewen's operations would result in a deadlock that may be detrimental to our business.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us." In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Dangdang Kewen, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Dangdang Kewen into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our affiliated PRC entity have potential conflicts of interest with us, which may adversely affect our business.

Mr. Guoqing Li and Ms. Peggy Yu Yu are husband and wife, and co-founders and directors of our company. They are also the shareholders of our affiliated PRC entity, Dangdang Kewen, each holding 50% in such entity. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our affiliated PRC entity may arise. We cannot assure you that they will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. In addition, Mr. Li and Ms. Yu could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

Our ability to enforce the equity pledge agreements between us and the shareholders of affiliated PRC entity may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreement, the shareholders of Dangdang Kewen, our affiliated PRC entity, pledge their equity interest in Dangdang Kewen to Dangdang Information, our wholly owned subsidiary, to secure their and Dangdang Kewen's performance of the obligations under the relevant contractual arrangements. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The equity pledges under the equity pledge agreement as amended in July 2010 have been registered with the local administration for industry and commerce, and we will register the equity pledge agreement amended in December 2012 and further amended in August 2013 with the local administration for industry and commerce after the local administration for industry and commerce completes its annual review of our business license. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledges pursuant to the amended equity pledge agreement against any third parties who have acquired property right interests in good faith in the equity interests in our affiliated entity.

We may lose the ability to use and enjoy assets held by our affiliated PRC entity and its subsidiary that are important to the operation of our business if they go bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our affiliated PRC entity, Dangdang Kewen, it holds certain assets that are important to the operation of our business. Some of these assets are held by Dangdang Kewen's subsidiary, Wuxi Dangdang Kewen E-Commerce Co., Ltd., or Wuxi Dangdang Kewen. If our affiliated PRC entity or its subsidiary goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our affiliated PRC entity or its subsidiary undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Dangdang Kewen may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated PRC entity, Dangdang Kewen, we are effectively subject to the 5% PRC business tax, or 6% value-added tax, on net revenues derived from our contractual arrangements with Dangdang Kewen. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and Dangdang Kewen were not on an arm's length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that Dangdang Kewen adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing Dangdang Kewen's tax expenses without reducing our tax expenses, which could subject Dangdang Kewen to late payment fees and other penalties for underpayment of taxes. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. As a result, our contractual arrangements with Dangdang Kewen may result in adverse tax consequences to us. If the PRC tax authorities decide to make transfer pricing adjustments on its net income, our consolidated net income may be adversely affected.

If our affiliated PRC entity and its subsidiary fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation." Our affiliated PRC entity and its subsidiary are required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entity and its subsidiary may be required to obtain additional licenses. If they fail to obtain or maintain any of the required, assets, licenses or approvals, their continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our affiliated PRC entity and its subsidiary will materially and adversely affect our business, financial condition and results of operations.

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our internet platform.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our internet platform or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our internet platform in China.

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

Under PRC law, a company that sets up a branch to conduct business in a location outside its registered address must register with the local administration for industry and commerce. However, it is not clear whether a warehouse or a call center, which is typically for storage or customer service purpose without direct business operation, is required to be registered. Administrations for industry and commerce in different locations may have different practices. Our wholly owned PRC subsidiary, Dangdang Information currently has 21 warehouses, including 3 front delivery centers, and 1 call center located outside of its registered address, none of which has been registered. If the relevant local administration for industry and commerce deems that any of our warehouses or call center is actually a branch and thus subject to the registration requirement, we may be subject to penalties for failing to register it. These penalties include fines and disgorgement of gains. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violation of the requirement, and these penalties may have a material adverse effect on our financial results for the relevant periods.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party merchants were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and hurt our business and results of operations. For example, the recently amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

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

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law that became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as "resident enterprises" clarified that dividends and other income paid by such PRC "resident enterprises" will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC "resident enterprises" to various reporting requirements with the PRC tax authorities.

Under the implementation regulations to the PRC Enterprise Income Tax Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. However, it remains unclear how the PRC authorities will treat overseas enterprises controlled by PRC individuals, as in our case.

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

Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as "tax-exempt income" under the Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, in December 2009, effective with retroactive effect from January 1, 2008, where a non-resident enterprise indirectly transfers the equity interests of a PRC resident enterprise by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an "effective tax" rate of less than 12.5% or (ii) "does not impose income tax" on overseas income of its residents, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the competent tax authority of the PRC resident enterprise. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority can make a reasonable adjustment to the taxable income of the transaction.

In March 2011, the State Administration of Taxation released the SAT Public Notice (2011) No. 24 to clarify several issues related to Circular 698. According to this notice, the term "effective tax" refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term "does not impose income tax" refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have authority to request for information over a wide range of foreign entities that have no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-resident investors in our company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have an adverse effect on our financial condition and results of operations or such non-resident investors' investments in us. We may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the M&A Rules promulgated by six PRC regulatory agencies in 2006, the Anti-Monopoly Law promulgated by the PRC National People's Congress in 2007, the Circular on the Establishment of a National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the PRC State Council in 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in 2011, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations, including the Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, effective July 1, 2011, further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company's shareholders who are PRC citizens or residents. We cannot assure you that our shareholders who are PRC citizens or residents will make, obtain or update any applicable registration. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability and penalties under PRC law for evasion of applicable foreign exchange restrictions.

Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent since its adoption in 2005. Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends, capital injection and foreign currency-denominated borrowings, may be subject to compliance in full with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of the proceeds from our initial public offering into our PRC subsidiaries, or limit our subsidiary's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business, financial condition and prospects.

In February 2012, SAFE issued regulations requiring PRC residents who are granted share options by an overseas publicly listed company to register with SAFE through a Chinese agent (including without limitation a Chinese subsidiary of the overseas publicly-listed company) and complete certain other procedures. We and our PRC employees who have been granted share options are subject to these regulations. We and our PRC share option holders are in the process of registering with SAFE. Failure of our PRC share option holders or us to complete their SAFE registrations may subject such PRC residents or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute dividends to us, or otherwise materially adversely affect our business.

Our PRC subsidiaries and affiliated PRC entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since our PRC subsidiaries and our affiliated PRC entity and its subsidiary were in an accumulated loss position in the three years ended December 31, 2011, 2012 and 2013, no such reserve fund was established for these three years. Further, if our PRC subsidiaries and affiliated PRC entity incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

In addition, SAFE promulgated a SAFE Circular 142 in August 2008, and a further SAFE Circular 45 in November 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE's approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 or Circular 45 may result in severe penalties, including heavy fines. Furthermore, SAFE promulgated a SAFE Circular 59 in November 2010, which requires the local SAFE branch and banks to closely examine the authenticity of the settlement of net proceeds from offshore offerings and the net proceeds be settled in the manner described in the offering documents. Circular 142, Circular 45 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering and any subsequent offerings or financings to our wholly owned PRC subsidiary and convert such proceeds into RMB, which may materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC's final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies, including ours, have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies' securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may continue to impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

·	variations in our net revenues, earnings and cash flows;

·	announcements of new investments, acquisitions, strategic partnerships or joint ventures;

·	announcements of new services and product category expansions by us or our competitors;

·	fluctuations in market prices of our products;

·	changes in financial estimates by securities analysts;

·	additions or departures of key personnel;

·	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

·	potential litigation or regulatory investigations.

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

Depending upon the value of our assets based on the market value of our ADSs and Class A common shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our income and assets and the value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2013 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Dangdang Kewen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of Dangdang Kewen but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Dangdang Kewen for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. In connection with filing an annual report with the U.S. Securities and Exchange Commission, we expect to disclose to our shareholders whether or not we expect to be a PFIC for the relevant year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in "Taxation—Certain United States Federal Income Tax Considerations—General") may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or Class A common shares and on the receipt of distributions on our ADSs or Class A common shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or Class A common shares if we are or become classified as a PFIC. For more information see "Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

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

Due to the disparate voting powers attached to these two classes, as of February 28, 2014, Ms. Peggy Yu Yu and Mr. Guoqing Li collectively own approximately 83.3% of the voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

·	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

·	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A common shares underlying your ADSs at shareholders' meetings unless:

·	we have failed to timely provide the depositary with notice of meeting and related voting materials;

·	we have instructed the depositary that we do not wish a discretionary proxy to be given;

·	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

·	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

·	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our Class A common shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A common shares are not subject to this discretionary proxy.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result. In addition, we adopted a share-based compensation plan in 2004, or the 2004 plan, and another share incentive plan in 2010, or the 2010 plan. As of February 28, 2014, there were 22,126,065 options to purchase common shares outstanding under the 2004 plan and the 2010 plan. The additional securities we may issue under the 2010 plan or other share-based compensation plans we may adopt in future will dilute the ownership interests of our shareholders, including holders of our ADSs.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign-invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are necessary for our business operation in China, such as licenses for operating our internet platform. We approved a corporate structure plan and instructed Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiary, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our internet platform that Dangdang Information is restricted from undertaking under PRC law. See the several risks discussed under "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry" for a comprehensive description of the various material risks related to our corporate structure. In particular, see "Item 3.Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our internet platform."

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

We and certain selling shareholders completed an initial public offering of 19,550,000 ADSs in December 2010. On December 8, 2010, we listed our ADSs on the New York Stock Exchange under the symbol "DANG."

Our principal executive offices are located at 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People's Republic of China. Our telephone number at this address is (86 10) 5799-2666. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in December 2010 is Law Debenture Corporate Services Inc.

B.                  Business Overview

We are a leading business-to-consumer, or B2C, e-commerce company in China. We have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of December 31, 2013, we offered approximately 990,000 book titles on our internet platform, including more than 920,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We offer other media products and selected general merchandise categories on our internet platform, including fashion and apparel beauty and personal care products, home and lifestyle products, and baby, children and maternity products. We also offer the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products. To satisfying the growing needs of our customer base, we broadened our sales formats by launching a flash sales channel in May 2013. While our flash sales channel currently focuses mainly on apparel. We are in the process of broadening the product offerings to include books and other media products, as well as general merchandise.

We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had 20.9 million active customers in 2013. Our average daily unique visitors were approximately 3.4 million in 2013. During 2013, we acquired approximately 10.7 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the dangdang.com customer experience.

As a pioneer in China's e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, strategic relationships with over 100 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers. Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in over 1,800 cities and towns in China, a popular payment option for Chinese consumers. As of the end of 2012, we have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 700 cities to pay with cards on the spot. We also offer our customers other payment options including online payment, wire transfer and postal remittance.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB1,457.7 million in 2009 to RMB6,325.0 million (US$1,044.8 million) in 2013, representing a compound annual growth rate, or CAGR, of 44.3%. We achieved net profits of RMB16.9 million and RMB30.8 million in 2009 and 2010, respectively, and incurred net losses of RMB228.5 million, RMB443.9 million and RMB142.9 million (US$23.6 million) in 2011, 2012 and 2013, respectively. We intend to continue to leverage our brand recognition, large and loyal customer base, proven supply chain management expertise and fulfillment and delivery capabilities to further capture opportunities in China's B2C e-commerce market. However, the successful execution of our strategies and business plans involves challenges, risks and uncertainties as described in "Item 3.D. Key Information—Risk Factors".

Our Internet Platform

Our internet platform consist of our dangdang.com website and our Dangdang mobile shopping application.

Our Website

On our dangdang.com website, we sell books and other media products and general merchandise that we source from publishers, manufacturers and distributors in China. In July 2009, we introduced the dangdang.com marketplace program, under which third-party merchants can sell general merchandise products alongside our products and customers can purchase these products through the same checkout process. In May 2013, we broadened our sales formats by launching a flash sales channel. Currently our flash sales channel focuses mainly on apparel products.

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

·	Browsing. Our website provides users with useful information on the products for sale, such as a description of the product and, in many cases, images of the product. Our website also offers the following popular features: dangdang.com Best Sellers, Special Sale, Also Buy, Also View Browsing History and Online Reading. The dangdang.com Best Sellers feature allows users to view the most purchased items in the past. A user can sort the best-selling items by product category and by period of time. The Special Sale feature allows users to view promotional items with deep per-item or volume discounts or free gifts on offer all on one webpage. The Also Buy and Also View features allow users who are interested in one particular product to obtain personalized recommendations based on the viewing or purchasing records of other customers who have also viewed or bought the same product. The Browsing History feature allows users to revisit the items they have browsed. The Online Reading feature at Dangdang bookstore allows users to view the first several chapters of new arrival books.

·	Searching and Sorting. Our customers are able to search for more than 2,000,000 stock keeping units, or SKUs, on our website. For books, we provide a selection of search tools based on title, author, publisher, ISBN, price range and discount, publication date and on-shelf date. For other media products and general merchandise, we provide search tools based on different criteria such as product category, price, brand, size and color. Users can also sort products by popularity, price, arrival date and rating of third-party merchants.

·	Product Reviews and Online Community. We encourage our customers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other customers who are interested in these products. Users of our dangdang.com online community can read and post reviews on books, general merchandise, music, TV shows and movies and initiate or participate in discussions in different forums. The online community provides users of our website with an interactive experience that is intended to encourage them to return to our website frequently, which we believe in turn promotes user loyalty and increases repeat purchases.

·	Personalized Services. We offer a personalized e-commerce experience by enabling our users to build online shopper profiles reflecting their tastes and interests and by delivering targeted product recommendations based on users' browsing and purchase histories and their wish lists. Each of our customers has a unique user name and password, which allows him or her to track order status and check bonus points accumulated from previous purchases. To facilitate our customers' checkout process, we generate their preferred delivery address, shipping method and payment option at checkout based on information they have previously provided. Even before customers log into their account, our system can recognize them by their browsing histories stored in the cookie and make personalized recommendations based on their browsing histories. We also analyze each customer's purchase patterns and send personalized e-mail notices periodically, updating them on new product launches and promotional and marketing events.

·	Checking Out. To purchase products at dangdang.com , our customers simply click to add an item to their virtual shopping cart. Customers can add or remove items in their shopping cart before making a final purchase decision. First-time purchasers need to set up a Dangdang account and fill out contact information, shipping and payment details. Existing customers can access their preferred checkout options by logging into their accounts. Our information system automatically confirms each order by e-mail within seconds after the order is placed and updates customers by e-mail or mobile phone text message, or SMS, shortly after orders are shipped.

Our Mobile Application

Our Dangdang mobile application for Android and iOS operating systems allows customers to efficiently view, select and purchase products on their mobile devices. The layout of products offered on our Dangdang application is intuitive and easy to use. Customers can conveniently browse and search for products based on product functionality and can sort product listings by popularity, consumer ratings, price and brand.

Our Product Offerings

Books and Other Media Products

We have focused on selling books online. As of December 31, 2013, we offered approximately 990,000 book titles, including more than 920,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. In December 2011, we launched an e-book platform to further enhance our customers' shopping experience. We currently offer approximately 140,000 book titles through the e-book platform.

We have introduced a mobile application to cater to the evolving reading habits of our customers. Our Dangdang Reader application allows customers to browse for, download, purchase and read e-books on android phone, android pad, iphone and ipad mobile devices.

General Merchandise

We have gradually expanded the product offerings on our internet platform from books and other media products to include several major categories of general merchandise in recent years, including: fashion and apparel; beauty and personal care products; home and lifestyle products; baby, children and maternity products; electronics; apparel and accessories; and footwear, handbags and luggage.

Among the several major categories of general merchandise available on our internet platform, we focus on expanding our own offerings in selected categories and we invite third-party merchants to sell selected product categories to our customers through our dangdang.com marketplace program, which generates revenues from commissions and annual listing fees charged to third-party merchants. We currently have more than 1,000,000 SKUs of general merchandise products we sell directly to customers or offered by third-party merchants.

To satisfying the growing needs of our customer base, we broadened our sales formats by launching a flash sales channel in May 2013. While our flash sales channel currently focuses mainly on apparel. We are in the process of broadening the product offerings to include books and other media products, as well as general merchandise.

We collect and analyze data on our existing and potential customers' purchase patterns and preferences to identify their needs and demands. The analysis of this data guides our selection of new product categories. In this way, we can improve our customers' shopping experience and satisfaction, generate online traffic and convert traffic into orders, and quickly increase sales for newly introduced products.

Product Sourcing and Pricing

Product Procurement

We source our products from domestic publishers, manufacturers and distributors. Our nationwide e-commerce distribution platform and comprehensive database of customer preferences and shopping habits enable us to provide significant value to our suppliers, helping them reach our sizeable customer base and target their product offerings more effectively. As a result, we have strong relationships with a network of approximately 4,000 suppliers across China. For our books and other media products, we have long-term relationships with a number of strategic suppliers, who, in some cases, have given us exclusive rights to sell certain popular or hard-to-find books and other media products on more favorable terms within certain prescribed periods. To obtain these favorable terms, we usually commit to meet certain minimum sales target requirements. Due to our large purchase volume, quick product turnover and timely payment, we are able to negotiate favorable supply terms, such as lower procurement prices and shorter lead times, from our suppliers. We typically negotiate and enter into supply agreements on an annual basis. None of our suppliers accounted for more than 10% of the total value of our products in any of the past three years ended December 31, 2013.

We have implemented a strict and methodical selection process for our suppliers. For books and other media products, we review the background of a distributor or a publisher including its qualifications, business operation licenses, reputation and product offerings. For general merchandise, we first review a manufacturer's or distributor's qualifications, business operation licenses and trademark registration certificates or license agreements in relation to any branded products, then conduct due diligence and background checks on the potential supplier's client base, sales and other financial performance. If a supplier satisfies our criteria, we will initiate discussions on the supply agreement and compare the terms with those offered by our other comparable suppliers. We generally enter into supply agreements with suppliers who can provide us with the most competitive prices, payment credit and product return terms.

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

In addition to the supplier selection process, we have adopted quality assurance and control procedures for our products and third-party products delivered through our fulfillment and delivery network. We inspect multiple product samples delivered to our logistics centers before accepting delivery and we inspect all products to be delivered from our logistics centers to our customers before making shipments. We reject or return products that are not in good condition or that we believe are defective. We believe that our strict supplier selection process and quality control procedures enable us to ensure product quality of products sold on our internet platform and enhance our brand image and help build customer loyalty.

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

Our payment options include cash-on-delivery, online payment, wire transfer and postal remittance. Most of our customers prefer cash-on-delivery. Under this option, our third-party courier companies deliver products to customers' designated addresses and collect payment on site. We have built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 1,800 cities and towns across China. This payment method not only provides our customers with a secure and convenient payment option, but has also enabled us to reduce our operating expenses as we can combine payment and delivery services by using the same third-party courier companies without incurring additional fees. We have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 700 cities to pay with cards on the spot. Our internet platform also supports online payment with credit cards and debit cards issued by major banks in China as well as payment through third-party online payment agents.

Our delivery options include courier delivery, slow delivery, ordinary mail delivery and express mail service, or EMS. Ordinary mail delivery and EMS are operated by China Post nationwide and provide the broadest coverage, including remote localities in China and places outside China. We usually charge our customers a per-parcel delivery fee based on the delivery method they choose and the size of each parcel and provide free shipping for each order exceeding a pre-determined amount. Customers may also opt to pick-up the products themselves.

Customers who choose cash on delivery can inspect products before payment and reject some or all of the products shipped. Third-party courier personnel collect payment only for the accepted products and return the remaining products to our logistics centers. We believe that our extensive cash on-delivery service, together with our on-site return policy, increase the attractiveness of shopping on our internet platform.

Fulfillment

Our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have 21 logistics centers, including 3 front delivery centers, in 9 cities. Our logistics centers have warehouse space totaling approximately 390,000 square meters in size. In most cases, orders are automatically allocated to a nearby logistics center for fulfillment and parcels are delivered directly to the customers from that center. In the event that a specific item in the order is not available in the nearby logistics center, the unfulfilled part of the order will be automatically routed through our computer system to the central logistics center and delivered separately from the central logistics center to the relevant regional logistics centers, and finally to the customers. In addition, we provide same-day delivery service to customers in 19 cities and next-day-delivery-service to customers in 158 cities as well as door-to-door return and exchange service in 766 cities and towns.

We monitor each step of the fulfillment process from the time a product is inspected and stocked up to when the product is delivered to a customer to maintain a high level of shipping accuracy.

We had a nationwide delivery network that currently consists of third-party inter-city transportation companies and third-party courier companies, and China Post for ordinary mail delivery and EMS. We leverage our large scale of operations and reputation to obtain favorable contractual terms from third-party transportation and courier companies. In order to reduce the risk of reliance on any single service provider, we typically contract with two or more courier companies in each major city. We regularly monitor and review the third-party transportation and courier companies' performance and their compliance with our contractual terms. In addition, we typically require third-party transportation and courier companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.

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

Customer Service

We believe that our ability to establish and maintain a large and loyal customer base and encourage repeat visits and purchases depends, in part, on the strength of our customer service operations. We value communication and feedback from our customers in order to continually improve our customers' shopping experience.

We provide our customers with an array of online self-service features. For example, a customer can use the "my-account" features on our internet platform to track the order and shipment status, review estimated delivery dates, cancel unshipped items, change delivery information and payment options, combine orders and return items.

In addition, our customers can contact customer service representatives through real-time online chat or through our customer service e-mail address around the clock, or through our customer service hotline 24 hours a day, seven days a week. Our customer service center, located in Beijing, had more than 300 employees as of December 31, 2013. They are trained to address customer inquiries, handle customers' requests to exchange or return products and resolve customer complaints. We maintain service quality by placing emphasis on careful selection of personnel and regularly monitoring the performance of our representatives. Each new representative is required to complete a two-month mandatory training program, including in-class instruction and exams and on-the-job coaching, and representatives also attend regular training sessions conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills.

We have a flexible product exchange and return policy. Our customers can exchange or return books and other media products purchased on our internet platform within fifteen days of receipt of the products or return other products within seven days of receipt. For most books and other media products, a customer does not need to give any reason for exchange or return. For electronics, a customer may typically exchange or return a product with quality problems after providing us with a quality verification report issued by a third-party quality verification agent. Once a customer submits an exchange or return application request online, and a quality verification report if needed, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. For customers in major cities in China, we will arrange courier pick-up for the returned products from the customer within three to seven working days after our customer service representatives process the request. Depending on the customer's payment method, we will either return the purchase amount in cash at the time of courier pick-up or credit the customer's credit card, debit card or Dangdang account.

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

In addition, we employ a variety of programs and marketing activities to promote our brand and our products:

·	Affiliate marketing program. We expand our market presence through our affiliate marketing program, which enables affiliated websites to earn commissions by directing their users to purchase our products through embedded hyperlinks to our website.

·	Paid search. We utilize various popular search engines and internet portals in China. We pay for keywords or phrases relevant to our business and products so that users who search for these keywords or phrases will be directed to our website or to our advertisements.

·	Loyalty program. We provide a variety of incentives to our existing customers. Our customers can obtain bonus points for each purchase and receive information on our latest products and marketing events and may be eligible to receive free trial coupons for new products. When our customers' accumulated purchases within 12 months reach pre-set thresholds, they will be upgraded to gold or diamond member status and will be entitled to additional incentives such as special discounts on subsequent purchases or to convert certain kinds of coupons. We also periodically send personalized e-mails, SMS messages and mobile push notifications to our customers to draw their attention to our latest products and marketing events.

·	Social media and other tools. We conduct marketing campaigns and offer special promotional discounts on products from time to time. In addition, we utilize the online community on our internet platform and that of popular social networking sites for customers to share their online shopping experience. We also employ other marketing channels to reach existing and potential customers.

Competition

The online retail environment for our products is intensely competitive. Our current or potential competitors include: (i) other B2C e-commerce companies; (ii) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; (iii) a number of indirect competitors, including internet portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers; and (iv) providers of electronic books and digital content.

We believe that the principal competitive factors in our market segments include brand recognition, selection, price, convenience, customer service, speed of fulfillment capacities and ease of use. For services we offer to business and individual sellers under the dangdang.com marketplace program, additional competitive factors include the quality of our services and tools as well as the speed of performance for our services. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and customers."

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 28, 2014, we registered 82 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, and 74 trademarks and service marks and had 107 trademark applications, 3 patents and 1 patent application pending in China.

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

In May 2010, the State Administration for Industry and Commerce issued the Interim Measures for the Trading of Commodities and Services through the Internet effective in July 2010, which requires internet service providers that operate internet trading platforms to register and verify online shop owners' identities along with their business credentials, establish mechanisms to ensure safe online transactions, protect online shoppers' rights, and prevent the sale of counterfeit goods. We are subject to this rule as a result of our operation of the dangdang.com marketplace program.

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People's Court issued the Provisions on Several Issues Concerning the Application of Law in Hearings of Civil Dispute Cases on the Infringement of Information Networking Transmission Rights, or the Supreme Court Provisions, which took effect as of January 1, 2013. The Supreme Court Provisions provide more detailed guidance as to the circumstances in which the provision by internet users or internet service providers of others' works, performances, and audio or video products without permission from the rights owner constitutes infringement of information network transmission rights. The Supreme Court Provisions provide that internet service providers will be jointly liable if they assist in the infringing activities or fail to remove infringing content from their websites once they become to know the infringement or receive notice from the rights holder. The Supreme Court Provisions also provide that where an internet service provider obtains economic advantage directly from the works, performances, and sound or visual recordings provided by the internet users, it owes higher duty of attention in terms of the infringement of network information transmission rights by internet users. We are an internet service provider because of our operation of dangdang.com and are therefore subject to the Supreme Court Provisions.

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet content providers that violate the prohibition may face criminal charges or administrative sanctions by PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Furthermore, under the Administration of Internet Bulletin Board Services issued by the MIIT in November 2000, internet content providers that provide electronic bulletin board services must keep users' personal information confidential and are prohibited from disclosing such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes relevant telecommunication authorities to order internet content providers to rectify any unauthorized disclosure. Internet content providers could be subject to legal liabilities if unauthorized disclosure causes damages or losses to internet users. However, the PRC government retains the power and authority to order internet content providers to provide the personal information of internet users if the users post any prohibited content or engage in illegal activities through the internet. We believe that we are currently in compliance with these regulations in all material aspects.

In December 2012, the Standing Committee of the National People's Congress of the PRC issued the Decision on Strengthening the Protection of Online Information, or the Decision. Most requirements under the Decision that are relevant to internet content providers are consistent with the requirements already established under the provisions as discussed above, though often more strict and broad. Under the Decision, if an internet content provider wishes to collect or use personal electronic information, it must do so in a lawful and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. Internet content providers are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. Internet content providers are further prohibited from disclosing, distorting or destroying any such personal electronic information, or selling or proving such information to other parties. The Decision also requires that internet content providers providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the Decision provides that violators may face warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings and closure of websites. As an internet content provider, we are subject the the Decision.

Regulations Relating to Internet Publishing

We are subject to regulations relating to internet publishing. In June 2002, General Administration of Press and Publication and the MIIT jointly issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in internet publishing, such as our company, obtain approval from General Administration of Press and Publication before conducting any internet publishing business. "Internet publishing" is broadly defined in the Internet Publishing Regulations as any act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the internet or transmit to users via the internet for browsing, reading, using or downloading by the public. These works include content from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, natural science, social science, engineering technology and others. The Internet Publishing Regulations include a requirement for internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. If any entity engaging in internet publishing fails to obtain an internet publishing certificate from the General Administration of Press and Publication, the relevant press and publication authorities may terminate its business, levy fines or confiscate its income, or its facilities or other materials used for internet publishing. Dangdang Kewen currently holds an internet publishing certificate issued by the General Administration of Press and Publication.

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

Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by the General Administration of Press and Publication in December 2010, any entities engaging in online publications distribution in China must apply for the Publications Operation Permit with the notation "online distribution". As of the date of this annual report, the Publication Operation Permits possessed by Dangdang Information and Tianjin Dangdang Information and the Audio-Video Product Business Permit possessed by Dangdang Kewen contain the "online distribution" notation. Wuxi Dangdang Information's Publication Operation Permit does not contain such a notation. Based on our informal communication with Wuxi local government, it is not mandatory for a company like Wuxi Dangdang Information to apply for "online distribution" notation in Wuxi. However, if the relevant local authority subsequently determines that Wuxi Dangdang Information is subject to such requirement, Wuxi Dangdang Information may be subject to penalties for failing to applying for such "online distribution" notation. These penalties may include fines and disgorgement of gains or revocation of business license of Wuxi Dangdang Information, although we believe that, as a matter of practice, government authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as "resident enterprises" clarified that dividends and other income paid by such PRC "resident enterprises" will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC "resident enterprises" to various reporting requirements with the PRC tax authorities.

Under the implementation regulations to the PRC Enterprise Income Tax Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights.

Please see "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC 'resident enterprise,' which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an "effective tax" rate less than 12.5%, or (ii) "does not impose income tax" on foreign income of its residents, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the PRC competent tax authority of the PRC resident enterprise. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to a PRC withholding tax rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which is not on an arm's length basis and results in reducing the taxable income, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. In March 2011, the State Administration of Taxation released SAT Public Notice (2011) No. 24 to clarify several issues related to Circular 698. According to this notice, the term "effective tax" refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term "does not impose income tax" refers to cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident. There is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident enterprise investors, we and our non-resident enterprise investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident enterprise investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident enterprise investors. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us."

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

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this program and relevant notices, from January 1, 2012, a VAT has been adopted to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions. The pilot program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, Tianjin and Jiangsu province, in 2012, and further expanded nationally in 2013. Under the pilot program, a VAT rate of 6% applies to some modern service industries, including our third-party marketplace business and online advertising service.

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

Pursuant to the Notice Regarding the Continuation of Value-added Tax and Business Tax Preferential Policies for the Public Cultural Industry promulgated by the Ministry of Finance and the State Administration of Taxation in December 2013, or Circular 87, value-added tax is exempted for the wholesale and retail of books from January 1, 2013 to December 31, 2017. According to Circular 87, the exempted value-added tax or business tax that have been collected before the issuance of Circular 87 can be used to offset future value-added tax and business tax, or be refunded. Our PRC subsidiaries and our affiliated PRC entity and its subsidiary located in Beijing, Tianjin and Jiangsu have submitted the applications to the relevant governmental authorities and have been approved for value-added tax exemption from the wholesale and retail of books since January 1, 2014. As for the value-added tax that we had paid in 2013, we will apply for tax rebates. We cannot assure you that we will be granted approval from the relevant governmental authorities to receive the tax rebates, nor can we know for certain the amount of such refunds or the date that we will receive them, if any.

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

In August 2008, SAFE issued a circular on the conversion of foreign currency into Renminbi by a foreign-invested company that regulates how the converted Renminbi may be used. The circular requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi registered capital of foreign-invested enterprises converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE's approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. Violations may result in severe penalties, such as heavy fines.

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

Regulations on Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company's registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds at their discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations Relating to E-Commerce

China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. We are subject to this rule as a result of our online direct sales and online marketplace.

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product's manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person's property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

We are subject to the Product Quality Law and the Consumer Protection Law as an online supplier of commodities and a provider of online marketplace platform and believe that we are currently in compliance with these regulations in all material aspects.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens

Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued in October 2005 by SAFE and its supplemental notices, PRC citizens or residents are required to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations, including the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special purpose Companies, effective July 1, 2011, further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company's shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If the shareholders of the offshore holding company who are PRC citizens or residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Please see "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law."

SAFE Regulations on Employee Share Options

In February 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the Share Option Rule. Pursuant to the Share Option Rule, PRC residents who are granted share options by an overseas publicly listed company are required to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted share options are subject to these regulations. We and our PRC share option holders are in the process of registering with SAFE. Failure of our PRC share option holders or us to complete their SAFE registrations may subject these PRC employees or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. Please see "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law."

C.                  Organizational Structure

The following diagram sets out details of our significant subsidiaries and affiliated entities:

(1)	Each of Ms. Peggy Yu Yu and Mr. Guoqing Li, wife and husband, owns 50% of the equity interest in Dangdang Kewen.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen's shareholders. Through the contractual arrangements with Dangdang Kewen and its shareholders described below, we exercise effective control over the operations of Dangdang Kewen and receive economic benefits generated from shareholders' equity interests in this entity. Accordingly, we consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. In 2011, 2012 and 2013, Dangdang Kewen and its subsidiary contributed in aggregate 15.3%, 4.1% and 4.9%, respectively, of our consolidated net revenues.

Loan Agreement. The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010 and as further amended in August 2013. Under this loan agreement, as amended, Dangdang Information has granted an interest-free loan of RMB20 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. Dangdang Information may request repayment of the loan with 30 days' advance notice and may decide the loan to be repaid in cash or in other forms. The Dangdang Kewen shareholders may not, without the prior written consent of Dangdang Information, choose to prepay the loan. Dangdang Information may increase the amount of loan to the shareholders of Dandang Kewen from time to time to support the continued development of Dangdang Information's business operations.

Exclusive Call Option Agreement. The shareholders of Dangdang Kewen entered into an exclusive call option agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012 and in August 2013, under which the shareholders jointly and severally granted to Dangdang Information an exclusive and irrevocable option to purchase their equity interests in Dangdang Kewen at a purchase price equal to the capital contribution amount, unless otherwise required by PRC law or agreed in writing by the relevant parties. The purchase price can be set off against the loan repayment under the loan agreement, as amended. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen, subject to the applicable PRC laws. The term of the agreement will expire in December 2022, and may be extended for ten years upon Dangdang Information's written confirmation prior to the expiration of the initial term or the extension period thereof. Neither the shareholders of Dangdang Kewen nor Dangdang Information may unilaterally terminate this agreement at any time during the term and extension period of the agreement. If and when Dangdang Information proposes any amendments hereto, the shareholders of Dangdang Kewen shall agree with such amendments and execute the supplementary agreements.

Exclusive Technical Support Service Agreement. Dangdang Information and Dangdang Kewen entered into an exclusive technical support service agreement in May 2006, as first amended in July 2010 and as further amended in December 2012, under which Dangdang Kewen, including its subsidiaries or any companies or entities under its control, agrees to engage Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees at the request of Dangdang Information. The fees payable by Dangdang Kewen include (i) a performance fee equivalent to 5% of the total revenue of Dangdang Kewen in any fiscal year; (ii) amount of depreciation of equipment to be determined in accordance with the accounting rules of PRC; and (iii) annual service fee, the amount of which shall be the total revenue of the whole year minus fees set forth in (i) and (ii). Where the aggregate amount of the three items exceeds total net profit of the whole year of Dangdang Kewen, the annual service fee payable is limited to total net profit of Dangdang Kewen. Dangdang Information has the right to set and revise annually the service fee unilaterally with reference to the performance of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has an unlimited term. Dangdang Kewen may not terminate the agreement early unless Dangdang Information commits gross negligence, fraud or other illegal actions or becomes bankrupt, while Dangdang Information has the right to terminate the agreement at any time at its sole discretion by giving a 30 days prior notice to Dangdang Kewen.

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

Equity Pledge Agreement. The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012 and in August 2013, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above loan agreement, as amended, the exclusive technical support service agreement and the exclusive call option agreement, as amended. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. However, to the extent there is a distribution, including but not limited to any loans, the shareholder of Dangdang Kewen have to remit such distribution in full to Dangdang Information immediately. The shareholders of Dangdang Kewen may not transfer or assign their equity interest in Dangdang Kewen, their rights and obligations under the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without the prior written consent of Dangdang Information. Dangdang Information shall provide necessary financial support to Dangdang Kewen to fund any losses incurred during the term of the pledge and cannot request for repayment if Dangdang Kewen is unable to do so. If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. This agreement shall not be terminated until all of the secured indebtedness has been fully discharged. The equity pledged under the equity pledge agreement as amended in July 2010 have been registered with the local administration for industry and commerce, and we will register the equity pledge agreement amended in December 2012 and further amended in August 2013 with the local administration for industry and commerce after the local administration for industry and commerce completes its annual review of our business license.

In the opinion of Jun He Law Offices, our PRC legal counsel, our current ownership structure and the ownership structure of our subsidiary and our affiliated PRC entity are in compliance with existing PRC laws and regulations, and each of the control agreements under the contractual arrangements between our subsidiary, our affiliated PRC entity and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. See the several risks discussed under "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry" for a comprehensive description of the various material risks related to our corporate structure. In particular, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website."

D.                  Property, Plants and Equipment

Our headquarters are located in Beijing and we maintain leased warehouse facilities in Beijing, Wuxi, Guangzhou, Chengdu, Wuhan, Zhengzhou, Jinan, Shenyang and Fuzhou. We own a warehouse in Tianjin, which is currently under construction. The following table sets forth a summary of the leased properties as of December 31, 2013:

Location*	Space	Usage of Property
(in thousands of square meters)
Beijing	100.0	Office space, Data centers and Warehouses
Wuxi	49.5	Warehouses
Wuhan	34.1	Warehouses
Guangzhou	85.7	Warehouses
Zhengzhou	31.4	Warehouses
Chengdu	20.7	Warehouses
Jinan	21.2	Warehouses
Shenyang	19.1	Warehouses
Fuzhou	20.9	Warehouses

Note:

* We cancelled the leased warehouse facilities in Tianjin in September 2013 and have been constructing our own warehouse in Tianjin, which will have approximately 103,000 square meters in space after its completion.

We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Item 4A.            Unresolved Staff Comments

None.

Item 5.                 Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See "Forward-Looking Information." In evaluating our business, you should carefully consider the information provided under the caption "Item 3. Key Information—D. Risk Factors" in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                  Operating Results

Overview

We generate product revenues from selling books and other media products and general merchandise products to customers. Product revenues constituted most of our net revenues in the three years ended December 31, 2013. We have focused on selling books online. As of December 31, 2013, we offered approximately 990,000 book titles on our internet platform, including more than 920,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We currently generate most of our product revenues from selling books and other media products. We also sell general merchandise products and have gradually expanded our general merchandise product offerings to fashion and apparel; beauty and personal care products, home and lifestyle products, and baby, children and maternity products and other products. Product revenues from selling general merchandise to our customers have comprised a relatively small portion of our product revenues in the past. We also offer the dangdang.com marketplace program, whereby we charge third-party merchants service fees for selling their general merchandise on our internet platform.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB3,619.0 million in 2011 to RMB6,325.0 million (US$1,044.8 million) in 2013, representing a CAGR of 32.2%. In 2013, our total net revenues of RMB6,325.0 million (US$1,044.8 million), represented a 21.8% increase from RMB5,193.8 million for 2012. We achieved net losses of RMB228.5 million, RMB443.9 million and RMB142.9 million (US$23.6 million) in 2011, 2012 and 2013, respectively.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China's B2C e-commerce market, which include China's overall economic growth, per capita disposable income and consumer spending, growth of internet penetration and B2C e-commerce, and government policies and initiatives affecting online commerce. Unfavorable changes in any of these general industry conditions could negatively affect demand for products and negatively and materially affect our results of operations.

Our operating results are more directly affected by company-specific factors, including:

·	our ability to obtain new customers at reasonable cost;

·	our ability to increase spending per customer;

·	our ability to control product sourcing costs, fulfillment and other operating expenses;

·	our product selection and pricing; and

·	our ability to compete effectively.

Total net revenues

We generate product revenues primarily through the sale of books and other media products, and to a lesser extent, the sale of general merchandise products directly to customers by us through our internet platform. Sales revenues from these products are recorded less discounts and return allowances. We also generate revenues from service fees charged to third-party merchants under our dangdang.com marketplace program and the advertising program on our internet platform. Our revenues are net of value-added and business taxes, if any.

To understand product revenues generated from our product sales, we monitor and strive to improve the following key business metrics:

·	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us at dangdang.com at least once during that period.

·	Total number of orders. We closely monitor the total number of orders as an indicator of revenue trends.

Our revenues from product sales are classified into two categories: (i) media products, which includes books and other media products, and (ii) general merchandise. The following table sets forth our revenues derived from each of these categories as well as other revenues including revenue from third-party merchants, both in absolute amount and as a percentage of total net revenues, for the periods presented.

For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	2,457,423	67.9	3,252,511	62.6	4,050,122	669,032	64.0
General merchandise	1,094,087	30.2	1,768,292	34.1	1,995,451	329,625	31.6
Other revenue	67,462	1.9	173,006	3.3	279,425	46,158	4.4
Total net revenues	3,618,972	100.0	5,193,809	100.0	6,324,998	1,044,815	100.0

We primarily focus on selling books online and most of our total net revenues have been derived from the sale of books and other media products. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. In the meantime, we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources. Since 2011, our other revenues, which include the marketplace program revenues and advertising revenues, have grown significantly. We expect continued growth of other revenue in the near future as we further develop our marketplace program and advertising business.

Cost of Revenues

Our cost of revenues consists primarily of the cost of products sold by us and packaging material costs. We receive from certain of our suppliers' cash consideration, including rebates for products we sell over a period of time as well as promotion fees paid by the suppliers during the year. We record these rebate amounts as a reduction to cost of revenues when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction to cost of revenues when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to our customers or specific inventory sold are allocated between cost of revenues and inventories based on purchases for the year. We anticipate that our cost of revenues will continue to increase as we further expand our business operations and product offerings.

Operating Expenses

Our operating expenses consist of fulfillment expenses, marketing expenses, technology and content expenses, general and administrative expenses and others. Share-based compensation expenses are included in our operating expenses. Our operating expenses have been growing in absolute terms but have remained relatively flat as a percentage of our net revenues due to increased economies of scale. We expect that operating expenses will increase as we expand our product offerings and develop the third-party marketplace program, further promote our general merchandise products, further enhance our brand image, further improve our information technology systems, hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

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

General and Administrative

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including (i) accounting, finance, tax, legal and human relations, (ii) expenses associated with use by these functions of facilities and equipment, such as depreciation expenses and rentals, and (iii) professional fees and other general corporate expenses.

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

Tax residence. Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose "de facto management bodies" are located within PRC territory are considered PRC resident enterprises and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. "De facto management bodies" are defined under the implementation rules as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise and subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC 'resident enterprise,' which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen's shareholders. These contractual arrangements are intended to enable us to direct the activities that most significantly affect the economic performance of the affiliated entities and allow us to obtain a majority of the residual returns from the affiliated entities' activities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities through our subsidiary, Dangdang information, which is the primary beneficiary of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry."

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

In accordance with its policy, we review the estimated obsolete inventories on an ongoing basis. In 2012, the review indicated that our inventories were less susceptible to obsolescence and changes in the marketplace. As a result, effective from January 1, 2012, we changed our estimates of the obsolete inventories to better reflect the utility of the inventory. The change in estimate resulted in a decrease of loss from operations and net loss by approximately RMB23,490 or RMB0.56 per basic and diluted common shares for the year ended December 31, 2012. There was no significant change in the estimates of the obsolescence for the year ended December 31, 2013.

Share-Based Compensation

We have adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, Compensation-Stock Compensation, to account for employee share-based compensation. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

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

We have adopted two share incentive plans in 2004 and 2010, respectively. Under the 2004 plan, we may issue option awards to our directors, employees and other eligible persons. The exercise price, vesting and other conditions of individual awards are determined by the board of directors of our company and our executive chairwoman within the scope authorized by the board. Typically the awards are subject to three to four years' service vesting condition and expire approximately seven to ten years after the grant date. We suspended implementing the 2004 plan on November 15, 2010, the date of effectiveness of our 2010 plan. On November 12, 2012, our shareholders approved and ratified our resumption of implementing the 2004 plan, only to the extent that the Class A common shares underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 plan, and with amendments made to the 2004 plan. Under the 2010 plan, we may issue restricted share units, restricted shares and options awards to our directors, employees and other eligible persons.

We had the following option grants in 2011, 2012 and 2013 under the 2004 and 2010 plans:

Grant Date	Number of Class A Common Shares Underlying Options Granted	Exercise Price Per Share (US$)	Fair Value Per Class A Common Share at the Grant Date (US$)
July 1, 2011	1,929,690	0.93	1.15
November 12, 2012	928,500	0.794	0.409
November 12, 2012	93,000	0.794	0.36
July 16, 2013	1,053,500	1.40	0.79
August 26, 2013	2,850,000	1.572	1.11

The fair value of each option award was estimated by us using the binomial option pricing model, with assistance from an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The volatility assumption was calculated based on the price of the underlying common shares over the expected term of the option and the price volatility of the shares of comparable companies. The risk-free rate was based on the market yield of U.S. Treasury Bills with maturity terms equal to the term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management's expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the periods presented:

	2011	2012	2013
Expected volatility range	68.3%-68.6%	70.34%	73.73%-74.20%
Risk-free interest rate	2.2%-3.2%	1.1%	2.00%-2.25%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5-2.5	1.5-2.5

The total share-based compensation expense during the years ended December 31, 2011, 2012 and 2013 was RMB11.5 million, RMB11.2 million and RMB11.1 million (US$1.8 million), respectively.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

In accordance with the provisions of ASC 740, Income Taxes, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, included in the income tax expenses for the three years ended December 31, 2013 may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands)
Net revenues:
Product revenue
Media	2,457,423	67.9%	3,252,511	62.6%	4,050,122	669,032	64.0%
General merchandise	1,094,087	30.2%	1,768,292	34.1%	1,995,451	329,625	31.6%
	3,551,510	98.1%	5,020,803	96.7%	6,045,573	998,657	95.6%
Other revenue	67,462	1.9%	173,006	3.3%	279,425	46,158	4.4%
Total net revenues	3,618,972	100.0%	5,193,809	100.0%	6,324,998	1,044,815	100.0%
Cost of revenues	(3,118,365)	(86.2)%	(4,469,455)	(86.1)%	(5,224,114)	(862,962)	(82.6)%
Gross profit	500,607	13.8%	724,354	13.9%	1,100,884	181,853	17.4%
Operating expenses (1):
Fulfillment	(474,506)	(13.1)%	(736,191)	(14.2)%	(727,683)	(120,205)	(11.5)%
Marketing	(150,313)	(4.2)%	(195,938)	(3.8)%	(260,988)	(43,112)	(4.1)%
Technology and content	(89,616)	(2.5)%	(153,267)	(3.0)%	(180,158)	(29,760)	(2.8)%
General and administrative	(84,113)	(2.3)%	(137,473)	(2.6)%	(148,919)	(24,600)	(2.4)%
Government grants	13,603	0.4%	9,216	0.2%	21,392	3,534	0.3%
Total operating expenses	(784,945)	(21.7)%	(1,213,653)	(23.4)%	(1,296,356)	(214,143)	(20.5)%
Loss from operations	(284,338)	(7.9)%	(489,299)	(9.4)%	(195,472)	(32,290)	(3.1)%
Interest income	26,606	0.7%	38,695	0.7%	30,727	5,076	0.5%
Interest expense	(259)	0.0%	(7,603)	(0.1)%	(6,042)	(998)	(0.1)%
Other income, net	53,830	1.5%	14,356	0.3%	27,922	4,612	0.4%
Total non-operating income	80,177	2.2%	45,448	0.9%	52,607	8,690	0.8%
Loss before income taxes	(204,161)	(5.7)%	(443,851)	(8.5)%	(142,865)	(23,600)	(2.3)%
Income tax (expense) benefit	(24,326)	(0.7)%	—	—	—	—	—
Net loss attributable to common shareholders	(228,487)	(6.4)%	(443,851)	(8.5)%	(142,865)	(23,600)	(2.3)%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Fulfillment	1,491	0.0%	1,922	0.0%	1,755	290	0.0%
Marketing	300	0.0%	332	0.0%	412	68	0.0%
Technology and content	1,372	0.0%	1,015	0.0%	964	159	0.0%
General and administrative	8,294	0.2%	7,918	0.2%	7,977	1,318	0.2%
Total share-based compensation expenses	11,457	0.2%	11,187	0.2%	11,108	1,835	0.2%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total net revenues. Our total net revenues increased by 21.8% from RMB5,193.8 million in 2012 to RMB6,325.0 million (US$1,044.8 million) in 2013. This increase was primarily attributable to increases in product revenues from sales of our media products and other revenue generated from third-party merchants participating in our marketplace program.

Revenues from sales of books and other media products increased by 24.5% from RMB3,252.5 million in 2012 to RMB4,050.1 million (US$669.0 million). Product revenues from sales of general merchandise products increased by 12.8% from RMB1,768.3 million in 2012 to RMB1,995.5 million (US$329.6 million) in 2013. Other revenue including revenues from third-party merchants increased by 61.5% from RMB173.0 million in 2012 to RMB 279.4 million (US$46.2 million) in 2013.

The increase in revenues was primarily attributable to the increased number of active customers and orders, and The total number of active customers and orders amounted to 20.9 million and 63.6 million, respectively, in 2013, as compared to 15.7 million and 54.2 million, respectively, in 2012. The increase in the number of active customers was largely due to an increase in the number of new customers from 8.6 million in 2012 to 10.7 million in 2013 and the enlarged active customer base as a result of our ability to retain existing customers.

Cost of revenues. Our cost of revenues increased by 16.9% from RMB4,469.5 million in 2012 to RMB5,224.1 million (US$863.0 million) in 2013, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 52.0% from RMB724.4 million in 2012 to RMB1,100.9 million (US$181.9 million) in 2013 and our gross margin increased from 13.9% to 17.4% during the same period. The increase in gross margin was primarily due to the strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace, under which the revenue is recognized on a net basis.

Fulfillment expenses. Our fulfillment expenses decreased by 1.2% from RMB736.2 million in 2012 to RMB727.7 million (US$120.2 million) in 2013, primarily due to more efficient operations. Our fulfillment expenses as a percentage of total net revenues decreased from 14.2% to 11.5% during the same period, primarily due to the increase in employee productivity, more efficiency warehouse operation and lower shipping costs.

Marketing expenses. Our marketing expenses increased by 33.2% from RMB195.9 million in 2012 to RMB261.0 million (US$43.1 million) in 2013. Our marketing expenses as a percentage of total net revenues increased from 3.8% to 4.1% during the same periods, primarily due to increased investments in online marketing programs to build awareness of a number of strategically important product categories offered on our internet platform.

Technology and content expenses. Our technology and content expenses increased by 17.5% from RMB153.3 million in 2012 to RMB180.2 million (US$29.8 million) in 2013. Our technology and content expenses as a percentage of total net revenues decreased from 3.0% to 2.8% during the same periods. The decrease in our technology and content expenses as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses. Our general and administrative expenses increased by 8.3% from RMB137.5 million in 2012 to RMB148.9 million (US$24.6 million) in 2013. Our general and administrative expenses as a percentage of total net revenues decreased from 2.6% to 2.4% during the same periods. The decrease in general and administrative expenses as a percentage of total net revenues was primarily due to large scale and improved management efficiency.

Government grants. Our government grants in 2013 totaled RMB21.4 million (US$3.5 million), attributable to a tax subsidy and other government subsidies we received in 2013.

Interest income. Our interest income decreased by 20.6% from RMB38.7 million in 2012 to RMB30.7 million (US$5.1 million) in 2013, primarily due to our decreased cash balances in interest-bearing accounts.

Interest expense. Our interest expense decreased from RMB7.6 million in 2012 to RMB6.0 million (US$1.0 million) in 2013, primarily attributable to our decreased short-term bank loans.

Other income, net. Our other income increased from RMB14.4 million in 2012 RMB27.9 million (US$4.6 million) in 2013, primarily due to the increased exchange income.

Tax expense. Our tax expense for the year ended December 31, 2013 is nil, primarily due to the valuation allowance of RMB47.2million (US$7.8 million) which offset our total deferred income tax benefit of RMB47.2million (US$7.8 million), mainly relating to tax losses. As we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized, we recognized a full valuation allowance against deferred tax assets in 2013. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be released, resulting in a tax benefit at that time.

Net loss. As a result of the above, we incurred a net loss of RMB142.9 million (US$23.6 million), or (2.3)% of total net revenues in 2013, as compared to a net loss of RMB443.9 million or (8.5)% of total net revenues in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Total net revenues. Our total net revenues increased by 43.5% from RMB3,619.0 million in 2011 to RMB5,193.8 million in 2012. This increase was primarily attributable to increases in product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 32.4% from RMB2,457.4 million in 2011 to RMB3,252.5 million in 2012 and product revenues from sales of general merchandise products increased by 61.6% from RMB1,094.1 million in 2011 to RMB1,768.3 million in 2012, primarily as a result of the expansion of our general merchandise market and the accelerated growth of active customers.

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

Cost of revenues. Our cost of revenues increased by 43.3% from RMB3,118.4 million in 2011 to RMB4,469.5 million in 2012, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 44.7% from RMB500.6 million in 2011 to RMB724.4 million in 2012 and our gross margin increased from 13.8% to 13.9% during the same period. The slight increase in gross margin was primarily due to the expansion of our marketplace program, under which the revenue is recognized on a net basis.

Fulfillment expenses. Our fulfillment expenses increased by 55.2% from RMB474.5 million in 2011 to RMB736.2 million in 2012, primarily due to increased sales volume. Our fulfillment expenses as a percentage of total net revenues increased from 13.1% to 14.2% during the same period, primarily due to the increase in headcount and investments in warehousing space and equipment.

Marketing expenses. Our marketing expenses increased by 30.3% from RMB150.3 million in 2011 to RMB195.9 million in 2012. Our marketing expenses as a percentage of total net revenues decreased from 4.2% to 3.8% during the same periods, primarily due to more efficient marketing campaigns in 2012.

Technology and content expenses. Our technology and content expenses increased by 71.1% from RMB89.6 million in 2011 to RMB153.3 million in 2012. Our technology and content expenses as a percentage of total net revenues increased from 2.5% to 3.0% during the same periods. The increase in our technology and content expenses was primarily due to the increased headcount in our technology department from 242 as of December 31, 2011 to 533 as of December 31, 2012 and our additional investments in technology.

General and administrative expenses. Our general and administrative expenses increased by 63.5% from RMB84.1 million in 2011 to RMB137.5 million in 2012. Our general and administrative expenses as a percentage of total net revenues increased from 2.3% to 2.6% during the same periods. The increase in general and administrative expense was primarily due to increased professional service fee and charges of POS service.

Government grants. Our government grants in 2012 totaled RMB9.2 million, attributable to a tax subsidy and other government subsidies we received in 2012.

Interest income. Our interest income increased by 45.5% from RMB26.6 million in 2011 to RMB38.7 million in 2012, primarily due to our increased cash balances in interest-bearing accounts.

Interest expense. Our interest expense increased from RMB0.3 million in 2011 to RMB7.6 million in 2012, primarily attributable to our increased short-term bank loans.

Other income, net. Our other income decreased from RMB53.8 million to RMB14.4 million from 2011 to 2012, primarily due to less exchange gains as our cash and cash equivalents and time deposits were mostly converted into RMB in 2011 and relatively more stable exchange rate between the RMB and the U. S. dollar in 2012.

Tax expense. Our tax expense for the year ended December 31, 2012 is nil, primarily due to the valuation allowance of RMB116.7 million which offset our total deferred income tax benefit of RMB116.7 million, mainly relating to tax losses. As we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized, we recognized a full valuation allowance against deferred tax assets in 2012. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be released, resulting in a tax benefit at that time.

Net loss. As a result of the above, we incurred a net loss of RMB443.9 million, or (8.5)% of total net revenues in 2012, as compared to a net loss of RMB228.5 million, or (6.4)% of total net revenues in 2011.

Recent Accounting Pronouncements

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that foreign currency translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for February 2012, 2013 and 2014 were increases of 3.2%, 3.2% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and rental expenses may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of our cash and cash equivalents. We are not able to hedge our exposure to higher inflation in China.

B.                  Liquidity and Capital Resources

We have financed our operations primarily through investments from our shareholders, cash flows from operations and short term bank loans. We believe that our current cash and cash equivalents, time deposits and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the coming year. As of December 31, 2013, we had RMB353.3 million (US$58.4 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use, and highly liquid investments with original stated maturities of 90 days or less. We had RMB853.2 million (US$140.9 million) in time deposits as of December 31, 2013. Time deposits are interest bearing bank deposits with maturity terms of more than three months, which are subject to minimal risks of principal loss. In addition, we had RMB7.0 million (US$1.2 million) in restricted cash as of December 31, 2013. Restricted cash represents deposit not readily available to us, mainly relating to the cash pledged as security deposit of bankers’ acceptance notes as of December 31, 2013.

As of December 31, 2013, we had nil in short-term bank loans, and no long-term loans.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(142,255)	(133,952)	272,708	45,048
Net cash (used in) provided by investing activities	(1,261,112)	613,478	(454,462)	(75,072)
Net cash (used in) provided by financing activities	(80,931)	(241,310)	114,241	18,871
Net (decrease) increase in cash and cash equivalents	(1,498,944)	239,741	(79,430)	(13,120)
Cash and cash equivalents at beginning of year	1,691,906	192,962	432,703	71,477
Cash and cash equivalents at end of year	192,962	432,703	353,273	58,357

Operating Activities

Net cash provided by operating activities amounted to RMB272.7 million (US$45.0 million) in 2013, which was primarily attributable to net loss of RMB142.9 million (US$23.6 million), adjusted for certain non-cash expenses consisting primarily of depreciation expense of RMB48.0 million (US$7.9 million) and share-based compensation expense of RMB11.1 million (US$1.8 million) and decrease in working capital. The decrease in working capital was primarily attributable to the increase in trade payables of RMB406.9 million (US$67.2 million), the increase in deferred revenue of RMB177.8 million (US$29.4 million), the increase in accrued expenses and other current liabilities amounting to RMB186.9 million (US$30.9 million), partially offset by the increase in inventories of RMB275.3 million (US$45.5 million), and the increase in prepaid expenses and other current assets of RMB128.9 million (US$21.3 miilion). The increase in accrued expenses and other current liabilities was primarily attributable to the increase in deposits from service providers of RMB33.5 million (US$5.5 million) and the increase in prepaid expenses and other current assets was primarily attributable to the increase of prepayments to suppliers of RMB64.9 million (US$10.7 million). The amount of deposits from delivery service providers and merchants in the marketplace program increased from RMB62.6 million as of December 31, 2012 to RMB96.1 million (US$15.9 million) as of December 31, 2013. Such an increase in deposits from service providers was primarily attributable to the increase of approximately RMB29.5 million (US$4.8 million) in deposits received from merchants in the marketplace program and the increase of approximately RMB4.0 million (US$0.7 million) in deposits from logistic providers in 2013. The number of deposit-paying merchants increased by over 1,800, or over 76%, from 2012 to 2013. The amount of prepayment to suppliers increased from RMB23.4 million as of December 31, 2012 to RMB88.3 million (US$14.6 million) as of December 31, 2013. Prepayments to suppliers are primarily related to advance payments that we made to suppliers of products under certain general merchandise categories. We make such prepayments to secure better pricing and on-time delivery. Such an increase in prepayment to suppliers was primarily attributable to the increased sales volume of certain general merchandise categories, where suppliers generally require prepayments for popular or new products.

Net cash used in operating activities amounted to RMB134.0 million in 2012, which was primarily attributable to net loss of RMB443.9 million, adjusted for certain non-cash expenses consisting primarily of depreciation expense of RMB41.3 million and share-based compensation expense of RMB11.2 million and decrease in working capital. The decrease in working capital was primarily attributable to the increase in accrued expenses and other current liabilities amounting to RMB149.0 million, the decrease in inventories of RMB97.7 million, the increase in trade payables of RMB77.8 million and the increase in prepaid land lease payments in Tianjin amounting to RMB44.7 million, partially offset by the increase in prepaid expenses and other current assets of RMB60.5 million. The increase in accrued expenses and other current liabilities was primarily attributable to the increase in deposits from service providers of RMB34.1 million and the increase in prepaid expenses and other current assets was primarily attributable to the increase in prepayments to suppliers of RMB8.5 million. The amount of deposits from service providers increased from RMB28.5 million as of December 31, 2011 to RMB62.6 million as of December 31, 2012. Such as increase in deposits from delivery service providers and merchants in the marketplace program was primarily attributable to the increase of approximately RMB27.7 million in deposits received from merchants in the marketplace program and the increase of approximately RMB6.4 million in deposits from logistic providers in 2012. The number of deposit-paying merchants increased by over 1500, or over 100%, from 2011 to 2012. The amount of prepayment to suppliers increased from RMB14.9 million as of December 31, 2011 to RMB 23.4 million as of December 31, 2012. Such an increase in prepayment to suppliers was primarily attributable to the increased sales volume of certain general merchandise categories, where suppliers generally require prepayments for popular or new products.

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

Investing Activities

Net cash used in investing activities amounted to RMB454.5 million (US$75.1 million) in 2013, which was primarily attributable to short-term time deposit of RMB943.2 million (US$155.8 million), which was partially offset by maturity of short-term deposits of RMB582.4 million (US$96.2 million), and purchases of plant and equipment of RMB93.7 million (US$15.5 million) which included the deposit paid for the purchases of plant and equipment.

Net cash provided by investing activities amounted to RMB613.5 million in 2012, which was primarily attributable to the proceeds of RMB1,448.8 million, partially offset by short-term time deposits of RMB762.4 million, and purchases of plant and equipment of RMB92.9 million which included the deposit paid for the purchases of plant and equipment.

Net cash used in investing activities amounted to RMB1,261.1 million in 2011, which was primarily attributable to short-term time deposits of RMB2,766.4 million, which was partially offset by maturity of short-term deposits of RMB1,587.5 million, and purchases of plant and equipment of RMB62.3 million.

Financing Activities

Net cash provided by financing activities amounted to RMB114.2 million (US$18.9 million) in 2013, which was primarily attributable to the release of restricted cash placed with financial institutions in the amount of RMB709.4 million (US$117.2 million) and repayment of short-term bank loans in the amount of RMB648.4 million (US$107.1 million), offset by the proceeds from short-term bank loans in the amount of RMB48.4 million (US$8.0 million).

Net cash used in financing activities amounted to RMB241.3 million in 2012, which was primarily attributable to the placement of restricted cash with financial institutions in the amount of RMB709.4 million and repayment of short-term bank loans in the amount of RMB600.0 million, offset by the proceeds that we received from short-term bank loans in the amount of RMB1,050.0 million.

Net cash used in financing activities amounted to RMB80.9 million in 2011, which was primarily attributable to the repatriation of proceeds that we received on behalf of selling shareholders in the amount of RMB257.1 million. The proceeds repatriated were partially offset by short-term bank loans of RMB150.0 million.

Holding Company Structure

E-Commerce China Dangdang Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, E-Commerce China Dangdang Inc.'s ability to pay dividends and to finance any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC consolidated affiliated entities. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to E-Commerce China Dangdang Inc. Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries and consolidated affiliated entities only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and consolidated affiliated entities are required to set aside certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to set aside certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to a general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries. Since Dangdang Information and Wuxi Dangdang Information were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2011, 2012 and 2013. As Tianjin Dangdang Information was established in 2011 and was in an accumulated loss position in 2011, 2012 and 2013, no such reserve fund was appropriated for the years ended December 31, 2011, 2012 and 2013.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Our consolidated affiliated entities are required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Effective from January 1, 2006, under the amended PRC Company Law, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of our consolidated affiliated entities. Since Dangdang Kewen and Wuxi Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2011, 2012 and 2013.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. As of December 31, 2013, the total net assets of our PRC subsidiaries and our consolidated affiliated entities were negative.

Furthermore, cash transfers from our PRC subsidiaries to our Cayman holding company outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may affect the value of your investment."

Capital Expenditures

In 2011, 2012 and 2013, our capital expenditures amounted to RMB72.5 million, RMB137.6 million and RMB93.7 million (US$15.5 million), respectively. In the past, our capital expenditures consisted principally of expansion and updates of our fulfillment network and IT infrastructure. We paid our capital expenditures in these areas in 2013, mainly attributed to establishing the proposed warehouse and office building in Tianjin China. We plan to fund capital expenditures primarily through current cash and cash equivalents and time deposits.

In October 2012, we commenced construction of a warehouse and an office building in Tianjin, which will serve as our headquarter for the northern region. We have paid approximately RMB44.7 million for the land use right, which was treated as prepaid land lease payments in our consolidated financial statements in accordance with U.S. GAAP. Our capital expenditure in connection with the construction of this warehouse and office building in Tianjin was RMB29.7 million and RMB67.2 million (US$11.1 million) in 2012 and 2013, respectively. We expect to complete the planned construction in May 2014.

C.                  Research and Development

We have implemented numerous website and mobile application management, search, customer interaction, and order processing and fulfillment services and systems using a combination of our own proprietary technologies and commercially available licensed technologies. We focus our internal development efforts on creating and enhancing the features and functionality of our internet platform and order processing and fulfillment systems to deliver a high-quality customer experience.

We have adopted a service-oriented architecture and distributed data processing technologies in our systems. Our systems are mainly composed of front-end and back-end modules with different functions. Each module operates independently and is not affected by the performance of other modules.

Our technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services. We incurred RMB89.6 million, RMB153.3 million and RMB180.2 million (US$29.8 million) in technology and content expenses in 2011, 2012 and 2013, respectively.

D.                  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                  Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                   Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating lease obligations	295,081	95,125	79,905	51,046	69,005
Capital expenditure obligations	44,173	33,445	10,728	-	-

G.                  Safe Harbor

See "Forward-Looking Information" on pages 1 and 2 of this annual report.

Item 6.                 Directors, Senior Management and Employees

A.                  Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peggy Yu Yu(1)	49	Co-Founder and Executive Chairwoman
Guoqing Li	50	Co-Founder, Director and Chief Executive Officer
Ruby Rong Lu	43	Independent Director
Ke Zhang	60	Independent Director
Xiaolong Li	48	Independent Director
Jun Zou(2)	43	Chief Financial Officer
Danqian Yao	43	Senior Vice President
Yue Wang	46	Vice President

________________

Note:

(1)	Ms. Peggy Yu Yu has acted as our interim chief financial officer since Mr. Jun Zou tendered his resignation from his position as our chief financial officer.
(2)	Mr. Jun Zou has tendered his resignation from his position as our chief financial officer, which will become effective on April 10, 2014.

Ms. Peggy Yu Yu is our co-founder and has been our executive chairwoman since our inception. Prior to that, Ms. Yu served as the vice president of Beijing Science & Culture Publishing Co. Ltd. from 1996 to 1999 and steered the company's transition from trade to professional publishing. She worked as an independent financial advisor on various corporate finance transactions for China Non-Ferrous Metals Import & Export Co., China Science Group and other corporations between 1992 and 1996. Between 1986 and 1991, she worked for UPS, Garick Corporation, Babcock & Wilcox in the US and China. Ms. Yu received an MBA degree from New York University in 1992 and a bachelor's degree in English from the Branch Campus of Beijing Foreign Language Institute in China.

Mr. Guoqing Li is our co-founder and director and has been our chief executive officer since our inception. Mr. Li has extensive experience in China's publishing industry. Prior to co-founding our company, he was the editor-in-chief of several book series and introduced many international titles to China. From 1987 to 1992, he worked in the Rural Development Research Center of the PRC State Council and the Ministry of Agriculture, where he conducted studies on China's various social issues. Mr. Li received his bachelor's degree in sociology from Peking University in China.

Ms. Ruby Rong Lu has been a director of our company since 2006. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of several DCM portfolio companies, including Pactera Technology International Ltd., a NASDAQ-listed IT outsourcing company. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her master's degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor's degree in economics with honors from the University of Maryland.

Mr. Ke Zhang has been our director since November 2010. Mr. Zhang has also been the chairman and chief partner of ShineWing Certified Public Accountants since 1999. From 1993 to 1999, Mr. Zhang was deputy managing partner and managing partner of Coopers & Lybrand CIEC. Prior to that, Mr. Zhang served as the managing director of CITIC Certified Public Accountants from 1987 to 1992 and project manager and director of China International Economic Consultants Inc., a member of CITIC Group, from 1982 to 1986. Mr. Zhang currently serves as an independent director of SEEC Media Group Limited, a company listed on the Hong Kong Stock Exchange and Huarong Securities Co., Ltd., a privately owned company. Mr. Zhang is also currently an outside director of China National Salt Industry Corporation. Mr. Zhang received his bachelor's degree in economics from Renmin University of China in China.

Mr. Xiaolong Li has been our independent director since December 2010. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Mr. Li is currently an independent director of KongZhong Corporation, a NASDAQ-listed company. Mr. Li also currently serves as directors of several privately held companies. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology in China.

Mr. Jun Zou has been our chief financial officer since October 2012. Prior to joining us, Mr. Jun Zou has been chief financial officer and principal accounting officer for Xunlei Ltd., a leading Chinese internet platform. From 2009 to 2010, he served as the chief financial officer, treasurer, board secretary, and VP of Strategy for NASDAQ-listed China BAK Battery Inc. Mr. Zou served as the chief financial officer of GCL Silicon in Hong Kong in 2008. From 2006 to 2008, he was the chief financial officer for the global technical services business unit and head of global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China. From 1999 to 2006, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually global controller for the managed services business unit at Ericsson in the United States and Sweden. Earlier in his career, he worked for several top American and Japanese banks in China and the United States. Mr. Zou received a master's degree in business administration from the University of Texas and a bachelor's degree in international business and economics from Shanghai International Studies University in China.

Mr. Danqian Yao has served as our senior vice president of the business units of electronics and general merchandise since December 2011. Prior to that, he was vice president of our media department from January 2010. From March 2006 to 2009, Mr. Yao led a team to provide procurement services for media products to our company when he was employed by Beijing Kewen Cambridge Book Co., Ltd., a company he joined in 1997. Mr. Yao worked in Beijing Huaqing Automation Co., Ltd., Changsha branch, from 1994 to 1997. Mr. Yao received his bachelor's degree in management information system from Huazhong University of Science and Technology in China.

Ms. Yue Wang has served as our vice president of children books section since January 2013. From April 2011 to January 2013, Ms. Wang served as our vice president of the baby, children and maternity business unit. From May 2009 to April 2011, Ms. Wang was a senior director of the children's books section of our media department, where she had previously served as a chief editor from January 2006 to April 2009. She worked as an editor in Beijing Yuzhi Culture Co., Ltd. from March 1997 to April 2000. Ms. Wang received her bachelor's degree in optics from Liaoning University in China.

B.                  Compensation

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB3.3 million (US$0.5 million) in cash to our executive officers and non-executive directors. Neither we nor our subsidiaries or affiliated entities have entered into any service contracts with our directors which provided for benefits upon termination of their services. For share incentive grants to our officers and directors, see "—Share Incentive Plans."

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2004 plan and the 2010 plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with the success of our business and with those of our shareholders.

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 10,362,270 shares. As of February 28, 2014, there were options to purchase 937,665 shares outstanding under the 2010 plan.

The following paragraphs summarize the terms of the 2010 plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2010 plan.

·	Options. Options provide for the right to purchase a specified number of our Class A common shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

·	Restricted Shares. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

·	Restricted Share Units. Restricted share units represent the right to receive our Class A common shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then subject to the discretion of the plan administrator, we shall pay the holder in the form of cash or unrestricted Class A common shares or a combination of both after the last day of the restriction period as specified in the award agreement.

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

The 2004 Plan

Under the 2004 plan, the maximum number of shares in respect of which options, restricted shares, or unrestricted shares may be granted is 53,286,540. We suspended implementing the 2004 plan on November 15, 2010, the date of effectiveness of our 2010 plan. At the annual general meeting on November 12, 2012, our shareholders approved and ratified our resumption of implementing the 2004 plan, only to the extent that the Class A common shares underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 plan, and with amendments made to the 2004 plan, reflecting (i) the extension of the term of the 2004 plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for us being a public company. As of February 28, 2014, total options to purchase an aggregate number of 21,188,400 Class A common shares have been granted and are outstanding under the 2004 plan.

The following paragraphs summarize the terms of the 2004 plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2004 plan.

·	Option awards. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. Subject to the discretion of the plan administrator, the option exercise price may be paid, in cash, in our Class A common shares which have been held by the option holder for at least six months, by a reduction in the number of common shares otherwise deliverable pursuant to the options, through a cashless exercise, by a promissory note or by any combination of the foregoing.

·	Share awards. Two types of share awards are available under the 2004 plan, restricted share awards and unrestricted share awards. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be repurchased by us upon termination of employment or service before vesting. Unless otherwise determined by our plan administrator, holders of restricted shares shall be entitled to cash dividend and voting rights associated with being our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

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

The following table summarizes, as of February 28, 2014, the outstanding options that our executive officers and directors beneficially own under our share incentive plans.

Name	Class A Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guoqing Li	2,311,450	0.065	December 20, 2004	December 20, 2014
	4,944,320	0.183	December 20, 2004	December 20, 2014
	3,200,000	0.93	June 30, 2010	June 30, 2020
	2,500,000	1.572	August 26,2013	August 26,2020
Jun Zou	*	0.794	November 12, 2012	November 12, 2019
	*	1.572	August 26,2013	August 26,2020
Danqian Yao	*	0.065	December 20, 2004	December 20, 2014
	*	0.183	December 20, 2004	December 20, 2014
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019
Yue Wang	*	0.822	December 31, 2008	December 31, 2018
	*	0.93	June 30, 2010	June 30, 2020
	*	0.93	July 1, 2011	July 1, 2021
Ke Zhang	*	0.93	July 1, 2011	July 1, 2021
Ruby Rong Lu	*	0.93	July 1, 2011	July 1, 2021
Xiaolong Li	*	0.93	July 1, 2011	July 1, 2021
Total	15,001,895

* Less than one percent of our total outstanding share capital and together holding stock options exercisable for 2,046,125 Class A common shares.

As of February 28, 2014, other individuals as a group held options to purchase 7,124,170 Class A common shares of our company, with exercise prices ranging from US$0.065 to US$1.996 per Class A common share.

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

Committees of the Board of Directors

Audit Committee. Our audit committee consists of Mr. Ke Zhang, Mr. Xiaolong Li and Ms. Ruby Rong Lu, and is chaired by Mr. Ke Zhang. Mr. Ke Zhang, Ms. Ruby Rong Lu and Mr. Xiaolong Li satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ke Zhang qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

·	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

·	reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

·	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

·	discussing the annual audited financial statements with management and the independent registered public accounting firm;

·	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

·	annually reviewing and reassessing the adequacy of our audit committee charter;

·	meeting separately and periodically with management and the independent registered public accounting firm; and

·	reporting regularly to the board.

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee. Our compensation committee consists of Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, and is chaired by Ms. Ruby Rong Lu. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

·	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

·	approving and overseeing the total compensation package for our executives other than the three most senior executives;

·	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

·	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consist of Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, and is chaired by Ms. Ruby Rong Lu. Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

·	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

·	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

·	identifying and recommending to the board the directors to serve as members of the board's committees;

·	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

·	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2013, our corporate governance and nominating committee passed resolutions by unanimous written consent one time.

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

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer's employment for cause at any time without remuneration for certain acts, such as a criminal conviction or guilty plea to a felony or to an act of fraud, misappropriation or embezzlement, willful misconduct or gross negligence to our detriment, or a material failure to perform his or her duties. We may also terminate a senior executive officer's employment without cause upon written notice with immediate effect. A senior executive officer is entitled to severance payments and benefits if his or her employment agreement is terminated without cause or, in some cases, due to a change of control event involving our company.

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

D.                  Employees

As of December 31, 2013, we had 2,390 full-time employees, including 1,506 in fulfillment, 66 in marketing, 526 in technology and content and 292 in general and administrative. We had a total of 2,907 and 2,146 employees as of December 31, 2012 and 2011, respectively. We also employ independent contractors and temporary personnel from time to time. As of December 31, 2013, we employed approximately 2,367 temporary personnel through third-party contractors.

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

E.                  Share Ownership

The following tables set forth information concerning the beneficial ownership of our common shares by different classes as of February 28, 2014, the most recent practicable date, by:

·	each of our directors and executive officers; and

·	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 411,434,410 common shares outstanding as of February 28, 2014, including 9,017,800 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans

Class A Common Shares

As of February 28, 2014, we have 279,557,750 Class A common shares outstanding including 275,614,410 Class A common shares represented by 55,122,882 ADSs. In addition, we have granted options to purchase a total of 22,126,065 Class A common shares to our directors, executive officers and other employees.

Class B Common Shares

As of February 28, 2014, we have 131,876,660 Class B common shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2014, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Common Shares Beneficially Owned			Class B Common Shares Beneficially Owned			Total Common Shares Beneficially Owned		Total Voting Power
	Number		%(1)	Number		%(2)	Number(3)	%(4)	%(5)
Directors and Executive Officers:**
Peggy Yu Yu	3,135,840	(6)	1.1	13,000,000	(7)	9.9	16,135,840	3.9	8.3
Guoqing Li	10,255,770	(8)	3.7	118,876,660	(9)	90.1	129,132,430	31.4	75.0
Ruby Rong Lu(10)	*		*	—			*	*	*
Ke Zhang(11)	*		*	—			*	*	*
Xiaolong Li(12)	*		*	—			*	*	*
Jun Zou	*		*	—			*	*	*
Danqian Yao	*		*	—			*	*	*
Yue Wang	*		*	—			*	*	*
All directors and executive officers as a group	14,659,255		5.2	131,916,660		100	146,575,915	35.6	83.5
Principal Shareholders:
Science & Culture International Limited(13)	1,237,500		0.4	97,000,000		73.5	98,237,500	23.9	60.8
Kewen Holding Co. Limited(14)	8,381,950		3.0	118,876,660		90.1	127,258,610	30.9	74.9

Notes:

* Less than 1% of our outstanding share capital.

** Except for Ms. Ruby Rong Lu, Mr. Xiaolong Li and Mr. Ke Zhang, the business address of our directors and executive officers is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People's Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of February 28, 2014, by the sum of 279,557,750, being the total number of Class A common shares outstanding, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of February 28, 2014.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of February 28, 2014, by 131,876,660, being the total number of Class B common shares outstanding.

(3)	Represents the sum of Class A common shares and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of 411,434,410, being the total number of common shares outstanding, and the number of common shares that such person or group has the right to acquire within 60 days of February 28, 2014, including through the exercise of any option.

(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.

(6)	Represents 3,135,840 Class A common shares held by Ms. Yu.

(7)	Represents 13,000,000 Class B common shares held by Ms. Yu and 40,000 Class B common shares held by an individual shareholder who authorizes Ms. Yu to vote these shares on their behalf under power of attorney. This individual shareholder is a former employee of our company.

(8)	Represents 3,061,320 Class A common shares issuable to Dyna-Best Corp upon exercise of options within 60 days after February 28, 2014, 7,194,450 Class A common shares issuable to Kewen Holding Co. Limited upon exercise of options within 60 days after February 28, 2014 and 247,500 ADSs representing 1,237,500 Class A common shares held by Science & Culture International Limited. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein.

(9)	Represents 21,876,660 Class B common shares held by Mr. Li through Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited.

(10)	The business address for Ms. Lu is Unit 1, Level 10, Tower W2 Oriental Plaza, No. 1 East Chang An Ave., Dong Cheng District, Beijing, China.

(11)	The business address for Mr. Zhang is c/o 9th Floor, Fu Hua Mansion, 8 Chaoyangmen North Avenue, Dongcheng District, Beijing 100027, China.

(12)	The business address for Mr. Li is 16/F, Jianda Building, 14 Dongtucheng Road, Chaoyang District, Beijing, China.

(13)	The business address of Science & Culture International Limited is Offshore Incorporation Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	The business address of Kewen Holding Co. Limited is Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of February 28, 2014, 411,434,410 of our common shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2014, 275,664,410 common shares, or 67.0% of our total outstanding common shares, were held by two record shareholders in the United States, including 275,614,410 common shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Item 7.                 Major Shareholders and Related Party Transactions

A.                  Major Shareholders

See "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.                  Related Party Transactions

Contractual Arrangements

See "Item 4. Information on the Company—C. Organizational Structure."

Transactions with Affiliates

In March 2006, our PRC subsidiary Dangdang Information entered into an operation agreement with Kewen Cambridge, pursuant to which we engaged Kewen Cambridge to distribute media products related to economics and management, and children on our dangdang.com website from January 1, 2006 to December 31, 2010, which automatically renews for subsequent three year terms. Pursuant to an amendment to the operation agreement, Beijing Kewen Guolue Information Technology Co., Ltd., or Kewen Guolue, assumed part of Kewen Cambridge's responsibilities under the operation agreement during the contract years from 2007 to 2009, and was added as a party to the operation agreement. Kewen Guolue is an entity indirectly controlled by family members of Mr. Guoqing Li. Pursuant to the operation agreement and its amendments, we agreed to pay Kewen Cambridge and Kewen Guolue service fees equal to 3% of the revenues of the related media products sold on our website. We paid service fees totaling RMB3.7 million to Kewen Cambridge in 2010 and service fees of RMB5.9 million to Kewen Guolue in 2010. In August 2010, we entered into an amendment to the operation agreement to modify the service scope of Kewen Cambridge and Kewen Guolue and to revise the service fees from a percentage of our relevant revenues to a fixed amount of RMB28.9 million plus remuneration of employees of these two entities for the period from January 1, 2010 to December 31, 2012. Pursuant to the amendment, the operation agreement terminated on December 31, 2012 and will not be renewed. We paid service fees totaling RMB3.7 million and RMB5.9 million to Kewen Cambridge and Kewen Guolue, respectively, in 2012. We did not pay any service fees to either Kewen Cambridge or Kewen Guolue in 2013.

In January 2000, we entered into two separate advisory agreements with each of Tripod Enterprises Holding Limited and Kewen Holdings Co., Ltd., pursuant to which we engaged Tripod Enterprises and Kewen Holdings to provide certain advisory services in reviewing and revising financing documentation and assisting in our potential initial public offering. A direct family member of Ms. Peggy Yu Yu is the sole director and shareholder of Tripod Enterprises. Mr. Guoqing Li is the sole director and shareholder of Kewen Holdings. The two advisory agreements were terminated effective from January 2, 2010. In 2012, we paid RMB5.2 million and RMB5.0 million to Tripod Enterprises and Kewen Holdings, respectively, to settle the outstanding consulting fees. No amount was due to either Tripod Enterprises or Kewen Holdings as of December 31, 2013.

Employment Agreements

See "Item 6. Directors, Senior Management and Employees—C. Board Practice" for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See "Item 6. Directors, Senior Management and Employees—B. Compensation" for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

C.                  Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

Dividend Policy

We have not previously declared or paid cash dividends. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in the British Virgin Islands and Hong Kong for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Dividend Distribution."

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

Item 9.                 The Offer and Listing

A.                  Offering and Listing Details.

See "—C. Markets" and "Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares."

B.                  Plan of Distribution

Not applicable.

C.                  Markets

Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since December 8, 2010 and trade under the symbol "DANG." The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2011	36.40	4.11
Fiscal Year 2012	11.25	3.68
Fiscal Year 2013	12.19	3.70
Quarterly Highs and Lows
First Fiscal Quarter of 2012	8.55	4.52
Second Fiscal Quarter of 2012	11.25	4.42
Third Fiscal Quarter of 2012	6.69	4.70
Fourth Fiscal Quarter of 2012	4.85	3.68
First Fiscal Quarter of 2013	4.83	3.70
Second Quarter of 2013	8.28	3.70
Third Fiscal Quarter of 2013	12.00	6.33
Fourth Fiscal Quarter of 2013	12.19	7.69
Monthly Highs and Lows
October 2013	12.19	8.60
November 2013	10.62	7.69
December 2013	10.19	8.21
January 2014	11.44	8.57
February 2014	15.08	8.62
March 2014	19.05	13.57
April 2014 (through April 8)	15.00	12.15

D.                  Selling Shareholders

Not applicable.

E.                  Dilution

Not applicable.

F.                   Expenses of the Issue

Not applicable.

Item 10.             Additional Information

A.                  Share Capital

Not applicable.

B.                  Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is divided into 1,000,000,000 common shares with a par value of US$0.0001 each, of which 686,505,790 common shares are designated as Class A common shares and 313,494,210 are designated as Class B common shares. As of February 28, 2014, the most recent practicable date, there are 279,557,750 Class A common shares and 131,876,660 Class B common shares outstanding.

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See "Item 6. Board Practices—C. Board of Directors."

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

Voting Rights. In respect of matters requiring shareholders' vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy. Shareholders may attend any shareholders' meeting in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy. We currently do not allow shareholders to vote electronically.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders' meetings may be held annually and may be convened by our board of directors. Advance notice of at least seven calendar days is required for the convening of shareholders' meetings.

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

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

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

C.                  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

D.                  Exchange Controls

See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations Relating to Foreign Exchange."

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

People's Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 clarified that dividends and other income paid by such "resident enterprises" will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the PRC implementation regulations to the Enterprise Income Tax Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain PRC-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. Although substantially all of our operations and management are currently based in the PRC, given that our Cayman holding company is incorporated and controlled by PRC individuals instead of PRC enterprises, it is unclear whether PRC tax authorities would treat our Cayman holding company as a PRC resident enterprise for PRC enterprise income tax purposes. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of an overseas company controlled by PRC individuals, as in our case, under the applicable PRC laws and regulations. As a result, we cannot be certain as to whether we will be classified as a PRC resident enterprise. If the PRC tax authorities determine that Dangdang Holding, our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as "tax-exempt income" under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or Class A common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes.

Certain United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that will hold ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, or holders that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

General

For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ADSs or Class A common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. In addition, cash and assets readily convertible into cash are categorized as passive assets and the company's unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Accordingly, assuming that we are the owner of Dangdang Kewen for United States federal income tax purposes, we believe that we primarily operate an active online retailing business in China and, based on our income and assets and value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2013 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not, or will not become, classified as a PFIC. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate.

Furthermore, because there are uncertainties in the application of the relevant rules as described above, it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A common shares unless we cease to be a PFIC and the U.S. Holder makes a "deemed sale" election with respect to the ADSs or Class A common shares.

The discussion below under "—Dividends" and "—Sale or Other Disposition of ADSs or Class A Common Shares" is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under "—Passive Foreign Investment Company Rules."

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced United States federal tax rate rather than the marginal tax rates applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The U.S. Treasury Department has determined that the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, or the U.S.-PRC Tax Treaty, meets the requirements described above. We believe that we are a qualified foreign corporation for United States federal income tax purposes because our ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Furthermore, we believe that we will qualify for the benefits under the U.S.-PRC Tax Treaty and that we are not currently, and are not likely to become in the near future, a PFIC. However, the eligibility requirements for foreign corporations are technical and uncertain and, therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in their particular circumstances.

In the event that we are deemed to be a PRC "resident enterprise" under PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC Tax Treaty. See "—Peoples' Republic of China Taxation." If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC "resident enterprise" under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A common shares. U.S. Holders are urged to consult their tax advisors regarding the availability under the U.S.-PRC Tax Treaty of a reduced withholding tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A common shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will constitute passive category income. Depending on the U.S. Holder's particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder's particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference, if any, between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term if our ADSs or Class A common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC "resident enterprise" under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A common shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

·	the excess distribution and/or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or Class A common shares;

·	the amount allocated to the current taxable year and any taxable year in the U.S. Holder's holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be subject to tax as ordinary income;

·	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to our ADSs, but not our Class A common shares, provided that our ADSs continue to be listed on the New York Stock Exchange and that ADSs are regularly traded. We believe that our ADSs qualify as regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to- market election. The U.S. Holder's adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, "net investment income" generally includes interest, dividends (including dividends paid with respect to our ADSs or Class A common shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or Class A common share) and certain other come, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or Class A common shares.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit certain information to the U.S. Internal Revenue Service with respect to his or her beneficial ownership of our ADSs or Class A common shares, if such ADSs or Class A common shares are not held on his or her behalf by a financial institution. Penalties are also imposed if an individual U.S. Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or Class A common shares.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's United States federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service in a timely manner and furnishing any required information.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

I.                    Subsidiary Information

For a listing of our subsidiaries, see "Item 4. Information on the Company—C. Organizational Structure."

Item 11.             Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash held in interest-bearing bank deposits and interest expenses attributable to short-term bank loans. Interest earning instruments and short-term bank loans carry a degree of interest rate risk. As of December 31, 2013, we held certain time deposits and restricted cash with limited risk of principal loss. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower or our interest expenses may be higher than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of our initial public offering, most of which were converted into Renminbi in 2011. The impact of foreign currency risk on our operations was not material in the past and the risk has been further reduced as a result of the conversion of the proceeds from our initial public offering into Renminbi. We entered into forward foreign currency contracts with China Everbright Bank in 2013. The notional amounts of the forward foreign currency contracts were US$54 million and the settlement date will be on June 30, 2014.

The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and Renminbi, because we use Renminbi as our functional and reporting currency while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though at times the Renminbi has depreciated against the U.S. dollar as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions, or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2013, we had RMB-denominated cash and time deposit balances of RMB846.2 million (US$139.8 million) and US$-denominated cash balances of US$60.1 million as well as small amounts of cash balances denominated in Euro and Hong Kong dollar. Assuming we had converted the U.S. dollar denominated cash balance of $60.1 million as of December 31, 2013 into RMB at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB363.8 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB360.2 million as of December 31, 2013. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Assuming we had converted the RMB-denominated cash balance of RMB846.2 million into U.S. dollars at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been $139.8 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $138.4 million.

Item 12.             Description of Securities Other than Equity Securities

A.                  Debt Securities

Not applicable.

B.                  Warrants and Rights

Not applicable.

C.                  Other Securities

Not applicable.

D.                  American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary:

Fees:		Service:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	·	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	·	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	·	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs	·	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADSs per calendar year	·	Depositary services
Registration or transfer fees	·	Transfer and registration of Class A common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A common shares
Expenses of the depositary	·	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	·	converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Class A common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	·	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	·	As necessary

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

From January 1, 2013 to the date of this annual report, we received a reimbursement of approximately US$0.4 million, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADS Facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework issued by COSO (1992 framework).

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of E-Commerce China Dangdang Inc.:

We have audited E-Commerce China Dangdang Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), (the COSO criteria). E-Commerce China Dangdang Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, E-Commerce China Dangdang Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of E-Commerce China Dangdang Inc. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 of E-Commerce China Dangdang Inc. and our report dated April 9, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Beijing, the People's Republic of China
April 9, 2014

Changes in Internal Control over Financial Reporting LegalSchedListTemplate \l 2Item 16.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.         Audit Committee Financial Expert

We have determined that Mr. Ke Zhang, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualifies as an "audit committee financial expert."

Item 16B.         Code of Ethics

Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company's interests when the opportunity to do so arises. We have posted a copy of our code of business conduct and ethics on our website at http://ir.dangdang.com.

Item 16C.         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2012	2013
Audit fees (1)	RMB3,050,000	RMB3,050,000
Audit-related fees(2)	RMB1,350,000	RMB1,350,000

(1)	"Audit fees" means the aggregate fees billed or unbilled in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	"Audit-related fees" means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees."

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.         Change in Registrant's Certifying Accountant

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

Item 19.             Exhibits

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
2.1	Registrant's Specimen Certificate for Class A common shares (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
2.2	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)
2.3	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)
2.4	Second Amended and Restated Shareholders Agreement dated as of June 27, 2006 among the Registrant, Beijing Dangdang Information Technology Co., Ltd. (previously known as Beijing Kewen Shuye Information Technology Co., Ltd.), its common shareholders and preferred shareholders. (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
4.1	2004 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010 and to Exhibit 99.2 to Form 6-K furnished to the Securities and Exchange Commission on October 24, 2012)
4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010
4.3	Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.3 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
4.5	English translation of Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.6	English translation of Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
4.7	English translation of Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
4.8	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
4.9	English translation of Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
4.10	English translation of Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.10 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)
4.11	English translation of Supplementary Agreement to the Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.11 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)
4.12	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.12 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)
4.13	English translation of Supplementary Agreement to the Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.13 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)
4.14*	English translation of Supplementary Agreement to the Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013
4.15*	English translation of Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013
4.16*	English translation of Supplementary Agreement to the Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013
8.1*	List of Consolidated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP
15.2*	Consent of Jun He Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Commerce China Dangdang Inc.

By:	/s/ Peggy Yu Yu
Name:	Peggy Yu Yu
Title:	Executive Chairwoman

Date: April 9, 2014

E-COMMERCE CHINA DANGDANG INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

E-Commerce China Dangdang Inc.:

We have audited the accompanying consolidated balance sheets of E-Commerce China Dangdang Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Commerce China Dangdang Inc. at December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 9, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 9, 2014

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2012	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		432,703	353,273	58,357
Restricted cash		709,417	6,964	1,150
Time deposits		492,445	853,222	140,942
Inventories	4	1,485,579	1,760,904	290,881
Accounts receivable (net of allowance for doubtful accounts of RMB2,056 and RMB2,032 (US$336) as of December 31, 2012 and 2013, respectively)		56,610	37,446	6,185
Prepaid expenses and other current assets	5	203,294	328,887	54,328
Amounts due from a related party	13	320	2,691	445
Total current assets		3,380,368	3,343,387	552,288
Fixed assets, net	6	121,274	241,805	39,943
Prepaid land lease payments	7	44,209	43,316	7,155
Prepaid expenses and deposits		37,275	5,949	983
Total non-current assets		202,758	291,070	48,081
Total assets		3,583,126	3,634,457	600,369
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable (including accounts payable of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB335,272 and RMB183,373 (US$30,291) as of December 31, 2012 and 2013, respectively)		1,563,787	1,970,651	325,528
Short-term bank loans	8	600,000	—	—
Deferred revenue (including deferred revenue of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB17,494 and RMB33,505 (US$5,535) as of December 31, 2012 and 2013, respectively)		228,765	407,794	67,363
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB208,466 and RMB364,945 (US$60,284) as of December 31, 2012 and 2013, respectively)	9	414,776	650,413	107,440
Amounts due to related parties	13	2,333	3,182	526
Total current liabilities		2,809,661	3,032,040	500,857
Non-current liabilities (including non-current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB1,889 and RMB4,146 (US$685) as of December 31, 2012 and 2013, respectively)		33,966	32,724	5,406
Total liabilities		2,843,627	3,064,764	506,263

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2012	2013
		RMB	RMB	US$
Commitments and contingencies	15
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 268,919,350 and 270,466,820 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	16	200	201	33
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,916,660 and 131,876,660 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	16	103	103	17
Additional paid-in capital		1,855,164	1,871,095	309,083
Accumulated other comprehensive loss		(92,066)	(134,939)	(22,291)
Accumulated deficit		(1,023,902)	(1,166,767)	(192,736)
Total shareholders’ equity		739,499	569,693	94,106
Total liabilities and shareholders’ equity		3,583,126	3,634,457	600,369

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		Year Ended December 31,
	Notes	2011	2012	2013
		RMB	RMB	RMB	US$
Net revenues
Product revenue	10	3,551,510	5,020,803	6,045,573	998,657
Other revenue		67,462	173,006	279,425	46,158
Total net revenues		3,618,972	5,193,809	6,324,998	1,044,815
Cost of revenues
Total cost of revenues		(3,118,365)	(4,469,455)	(5,224,114)	(862,962)
Gross profit		500,607	724,354	1,100,884	181,853
Operating expenses:
Fulfillment (including service fees payable to related parties amounting to RMB9,625, RMB9,625 and RMB nil (US$ nil) for the years ended December 31, 2011, 2012 and 2013, respectively)	13	(474,506)	(736,191)	(727,683)	(120,205)
Marketing		(150,313)	(195,938)	(260,988)	(43,112)
Technology and content		(89,616)	(153,267)	(180,158)	(29,760)
General and administrative		(84,113)	(137,473)	(148,919)	(24,600)
Government grants		13,603	9,216	21,392	3,534
Loss from operations		(284,338)	(489,299)	(195,472)	(32,290)
Interest income		26,606	38,695	30,727	5,076
Interest expense	8	(259)	(7,603)	(6,042)	(998)
Other income, net	11	53,830	14,356	27,922	4,612
Loss before income taxes		(204,161)	(443,851)	(142,865)	(23,600)
Income tax expense	12	(24,326)	—	—	—
Net loss		(228,487)	(443,851)	(142,865)	(23,600)
Net loss attributable to common shareholders		(228,487)	(443,851)	(142,865)	(23,600)
Loss per common share:
Basic	17	(0.58)	(1.11)	(0.36)	(0.06)
Diluted	17	(0.58)	(1.11)	(0.36)	(0.06)
Shares used in loss per Class A and B common share computation:
Class A common shares:
Basic	17	188,572,218	267,707,132	269,520,110	269,520,110
Diluted	17	394,059,092	399,623,792	401,416,715	401,416,715
Class B common shares:
Basic	17	205,486,874	131,916,660	131,896,605	131,896,605
Diluted	17	205,486,874	131,916,660	131,896,605	131,896,605
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment		(66,198)	(3,730)	(42,873)	(7,082)
Comprehensive loss attributable to common shareholders		(294,685)	(447,581)	(185,738)	(30,682)

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(228,487)	(443,851)	(142,865)	(23,600)
Adjustments to reconcile net loss to net cash from operating activities:
Allowance for doubtful receivables	(47)	(163)	2,490	411
Depreciation of fixed assets	24,870	41,312	48,036	7,935
Amortization of prepaid land lease payments	—	447	893	147
Share-based compensation	11,457	11,187	11,108	1,835
Deferred income tax benefit	23,998	—	—	—
Unrealized foreign currency exchange income	(49,994)	(5,255)	(30,822)	(5,091)
Changes in operating assets and liabilities:
Increase in restricted cash	—	—	(6,264)	(1,035)
(Increase) decrease in inventories	(687,010)	97,704	(275,325)	(45,479)
(Increase) decrease in accounts receivable	(49,520)	10,449	19,188	3,170
Increase in prepaid expenses and other current assets	(34,747)	(60,512)	(128,949)	(21,301)
Decrease (increase) in due from related parties	2,826	(132)	(2,371)	(392)
Decrease (increase) in other non-current assets	7,709	(6,478)	5,160	852
Increase in accounts payable	609,793	77,844	406,864	67,209
Increase in deferred revenue	133,153	49,501	177,787	29,368
Increase in accrued expenses and other current liabilities	96,306	149,009	186,929	30,879
Prepaid land lease payments	—	(44,656)	—	—
(Decrease) increase in amounts due to related parties	(2,562)	(10,358)	849	140
Net cash (used in) provided by operating activities	(142,255)	(133,952)	272,708	45,048
Cash flows from investing activities:
(Increase) decrease in deposits for purchase of fixed assets	—	(26,615)	26,166	4,322
Purchase of fixed assets	(62,273)	(66,301)	(119,851)	(19,798)
Proceeds received from maturity of held-to-maturity investments	1,865,000	20,000	1,360,000	224,656
Purchases of held-to-maturity investments	(1,885,000)	—	(1,360,000)	(224,656)
Time deposits placed with financial institutions	(2,766,366)	(762,445)	(943,222)	(155,809)
Maturity of time deposits	1,587,527	1,448,839	582,445	96,213
Net cash (used in) provided by investing activities	(1,261,112)	613,478	(454,462)	(75,072)

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	150,000	1,050,000	48,408	7,996
Repayment of short-term bank loans	—	(600,000)	(648,408)	(107,109)
Restricted cash placed with financial institutions	—	(709,417)	—	—
Release of restricted cash	—	—	709,417	117,187
Proceeds from exercise of share options	20,008	18,107	4,824	797
Payment of proceeds from disposal of Class B common shares to selling shareholders	(257,124)	—	—	—
Reimbursement of initial public offering costs	7,711	—	—	—
Initial public offering costs	(1,526)	—	—	—
Net cash (used in) provided by financing activities	(80,931)	(241,310)	114,241	18,871
Effect of exchange rate changes on cash and cash equivalents	(14,646)	1,525	(11,917)	(1,967)
Net (decrease) increase in cash and cash equivalents	(1,498,944)	239,741	(79,430)	(13,120)
Cash and cash equivalents at beginning of the year	1,691,906	192,962	432,703	71,477
Cash and cash equivalents at end of the year	192,962	432,703	353,273	58,357
Supplementary disclosures of cash flow information:
Payable for purchases of fixed assets	10,197	9,428	57,955	9,573
Interest paid	—	6,906	6,998	1,156

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Class A common shares		Class B common shares		Additional paid- in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	loss	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2011	104,533,340	71	286,520,870	223	1,787,665	(22,138)	(351,564)	1,414,257
Net loss	—	—	—	—	—	—	(228,487)	(228,487)
Other comprehensive loss	—	—	—	—	—	(66,198)	—	(66,198)
Share-based compensation	—	—	—	—	11,457	—	—	11,457
Reimbursement of initial public offering costs	—	—	—	—	7,711	—	—	7,711
Initial public offering costs capitalized	—	—	—	—	(962)	—	—	(962)
Conversion of Class B common shares into Class A common shares	154,604,210	120	(154,604,210)	(120)	—	—	—	—
Exercise of stock options	5,945,210	6	—	—	20,002	—	—	20,008
Balance at December 31, 2011	265,082,760	197	131,916,660	103	1,825,873	(88,336)	(580,051)	1,157,786

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Class A common shares		Class B common shares		Additional paid- in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	loss	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2012	265,082,760	197	131,916,660	103	1,825,873	(88,336)	(580,051)	1,157,786
Net loss	—	—	—	—	—	—	(443,851)	(443,851)
Other comprehensive loss	—	—	—	—	—	(3,730)	—	(3,730)
Share-based compensation	—	—	—	—	11,187	—	—	11,187
Exercise of stock options	3,836,590	3	—	—	18,104	—	—	18,107
Balance at December 31, 2012	268,919,350	200	131,916,660	103	1,855,164	(92,066)	(1,023,902)	739,499

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Class A common shares		Class B common shares		Additional paid- in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	loss	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2013	268,919,350	200	131,916,660	103	1,855,164	(92,066)	(1,023,902)	739,499
Net loss	—	—	—	—	—	—	(142,865)	(142,865)
Other comprehensive loss	—	—	—	—	—	(42,873)	—	(42,873)
Share-based compensation	—	—	—	—	11,108	—	—	11,108
Conversion of Class B common shares into Class A common shares	40,000	—	(40,000)	—	—	—	—	—
Exercise of stock options	1,507,470	1	—	—	4,823	—	—	4,824
Balance at December 31, 2013	270,466,820	201	131,876,660	103	1,871,095	(134,939)	(1,166,767)	569,693
Balance at December 31, 2013 in US$		33		17	309,083	(22,291)	(192,736)	94,106

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

Details of the Company’s principal subsidiaries and its Affiliated PRC Entities as of December 31, 2013 are as follows:

Company	Date of Establishment	Place of Establishment	Percentage of Direct Ownership by the Company	Principal Activities
Beijing Dangdang Information Technology Co., Ltd. (“Dangdang Information”)	July 8, 1997	PRC	100%	Sales of books on the internet
Wuxi Dangdang Information Technology Co., Ltd. (“Wuxi Dangdang Information”)	August 11, 2010	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet
Dangdang Information Technology (Tianjin) Co., Ltd. (“Tianjin Dangdang Information”), a wholly owned subsidiary of Dangdang Information	September 8, 2011	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet
Beijing Dangdang Kewen E-Commerce Co., Ltd. (“Dangdang Kewen”)	August 24, 2004	PRC	Nil	Sales of audio-visual products, periodicals, consumer electronics and other general merchandise on the internet and operate the marketplace program
Wuxi Dangdang Kewen E-Commerce Co., Ltd. (“Wuxi Dangdang Kewen”), a wholly owned subsidiary of Dangdang Kewen	September 20, 2010	PRC	Nil	Sales of consumer electronics and other general merchandise on the internet

Note: Dynamic Tech Holdings Ltd., E-publishing Service Company Ltd. and DANGDANG E-commerce International Ltd., which were incorporated in 2011, 2011 and 2013, respectively, have been omitted from this list since they are dormant companies and had no significant accounting transactions for the years ended December 31, 2011, 2012 and 2013.

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in internet content, the Company operates its internet platform and provides online sales and services on the marketplace in the PRC through Dangdang Kewen. The equity interests of Dangdang Kewen are legally held directly by Ms. Yu Yu and Mr. Guoqing Li, shareholders and directors of the Company. The effective control of Dangdang Kewen is held by Dangdang Information through a series of contractual arrangements (the “Contractual Agreements”). As a result of the Contractual Agreements, Dangdang Information maintains the ability to control Dangdang Kewen, is entitled to substantially all of the economic benefits from Dangdang Kewen and is obligated to absorb all of Dangdang Kewen’s expected losses.

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

Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)

The following is a summary of the Contractual Agreements, which may be amended by Dangdang Information if and when proposed and is not subject to Dangdang Kewen’s consent:

Loan agreement

The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010 and as further amended in August 2013. Under this loan agreement, as amended, Dangdang Information has granted an interest-free loan of RMB20 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. Dangdang Information may request repayment of the loan with 30 days' advance notice and may decide the loan to be repaid in cash or in other forms. The Dangdang Kewen shareholders may not, without the prior written consent of Dangdang Information, choose to prepay the loan. Dangdang Information may increase the amount of loan to the shareholders of Dandang Kewen from time to time to support the continued development of its business operations.

Exclusive call option agreement

The shareholders of Dangdang Kewen entered into an exclusive call option agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012 and in August 2013, under which the shareholders jointly and severally granted to Dangdang Information an exclusive and irrevocable option to purchase their equity interests in Dangdang Kewen at a purchase price equal to the capital contribution amount, unless otherwise required by PRC law or agreed in writing by the relevant parties. The purchase price can be set off against the loan repayment under the loan agreement, as amended. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen, subject to the applicable PRC laws. The term of the agreement will expire in December 2022, and may be extended for ten years upon Dangdang Information's written confirmation prior to the expiration of the initial term or the extension period thereof. Neither the shareholders of Dangdang Kewen nor Dangdang Information may unilaterally terminate this agreement at any time during the term and extension period of the agreement. If and when Dangdang Information proposes any amendments hereto, the shareholders of Dangdang Kewen shall agree with such amendments and execute the supplementary agreements.

Exclusive technical support service agreement

Dangdang Information and Dangdang Kewen entered into an exclusive technical support service agreement in May 2006, as first amended in July 2010 and as further amended in December 2012, under which Dangdang Kewen, including its subsidiaries or any companies or entities under its control, agrees to engage Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees at the request of Dangdang Information. The fees payable by Dangdang Kewen include (i) a performance fee equivalent to 5% of the total revenue of Dangdang Kewen in any fiscal year; (ii) amount of depreciation of equipment to be determined in accordance with the accounting rules of PRC; and (iii) annual service fee, the amount of which shall be the total revenue of the whole year minus fees set forth in (i) and (ii). Where the aggregate amount of the three items exceeds total net profit of the whole year of Dangdang Kewen, the annual service fee payable is limited to total net profit of Dangdang Kewen. Dangdang Information has the right to set and revise annually the service fee unilaterally with reference to the performance of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has an unlimited term. Dangdang Kewen may not terminate the agreement early unless Dangdang Information commits gross negligence, fraud or other illegal actions or becomes bankrupt, while Dangdang Information has the right to terminate the agreement at any time at its sole discretion by giving a 30 days prior notice to Dangdang Kewen.

Equity pledge agreement

The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012 and in August 2013, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above loan agreement, as amended, the exclusive technical support service agreement and the exclusive call option agreement, as amended. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. However, to the extent there is a distribution, including but not limited to any loans, the shareholder of Dangdang Kewen have to remit such distribution in full to Dangdang Information immediately. The shareholders of Dangdang Kewen may not transfer or assign their equity interest in Dangdang Kewen, their rights and obligations under the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without the prior written consent of Dangdang Information. Dangdang Information shall provide necessary financial support to Dangdang Kewen to fund any losses incurred during the term of the pledge and shall not request for repayment if Dangdang Kewen is unable to do so If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. This agreement cannot be terminated until all of the secured indebtedness has been fully discharged or all the equity interests have been purchased pursuant to the exclusive call option agreement.

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

Due to the consolidation of the Affiliated PRC Entities, the Company reflected the following in the consolidated financial statements:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Current assets	472,501	453,323	74,884
Non-current assets	334	324	53
Total assets	472,835	453,647	74,937
Current liabilities	561,232	581,823	96,110
Non-current liabilities	1,889	4,146	685
Total liabilities	563,121	585,969	96,795

	Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Net revenues	553,481	212,898	311,950	51,530
Net income (loss)	4,706	(57,287)	(29,118)	(4,810)
Net cash (used in) provided by operating activities	(79,331)	72,580	104,006	17,181
Net cash used in investing activities	(49)	(57)	(161)	(27)
Net cash provided by financing activities	—	—	18,000	2,973

For the years ended December 31, 2011, 2012 and 2013, the Affiliated PRC Entities contributed in aggregate 15.3%, 4.1% and 4.9%, respectively, of the Company’s consolidated net revenues.

As of December 31, 2013, there was no pledge or collateralization of the assets of Affiliated PRC Entities except for restricted cash amounting to RMB4,775 (US$789), which was the security deposit of bankers’ acceptances and Dangdang Information has not provided any financial support that it was not previously contractually required to provide to Dangdang Kewen. There were no assets of Affiliated PRC Entities that can only be used to settle its obligations. Creditors of Affiliated PRC Entities have no recourse to the general credit of Dangdang Information, which is the primary beneficiary of Dangdang Kewen.

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

Principles of consolidation

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries and its Affiliated PRC Entities in which it has a controlling financial interest. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, as Dangdang Information demonstrates its ability to control Dangdang Kewen through the Company’s rights to all the residual benefits of Dangdang Kewen and its obligation to fund losses of Dangdang Kewen, its subsidiaries and Affiliated PRC Entities are included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries and Affiliated PRC Entities have been eliminated in consolidation.

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Foreign exchange gains and losses are included in the consolidated statements of comprehensive loss.

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as at December 31, 2012 represented cash pledged to secure short-term bank loans which were fully repaid in 2013. Restricted cash as at December 31, 2013 mainly represented cash pledged as security deposits of bankers’ acceptance notes.

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

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of comprehensive loss. No impairment loss was recognized on the held-to-maturity securities for any of years presented.

Derivative financial instruments

ASC 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative financial instruments are determined at discrete points in time based on the relevant market information.

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

In accordance with its policy, the Company reviews the estimated obsolete inventories on an ongoing basis. In 2012, the review indicated that the Company’s inventories were less susceptible to obsolescence and changes in the marketplace. As a result, effective from January 1, 2012, the Company changed its estimates of the obsolete inventories to better reflect the utility of the inventory. The change in estimate resulted in a decrease of loss from operations and net loss by approximately RMB23,490 or RMB0.56 per basic and diluted Class A and Class B shares for the year ended December 31, 2012. There was no significant change in the estimates of the obsolescence for the year ended December 31, 2013.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets, net (continued)

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

Prepaid land lease payments

Prepaid land lease payments represent amount paid for the right to use land in the PRC and is recorded at purchase cost less accumulated amortization. Amortization is provided on a straight line basis over the term of the land use right agreement, which is 50 years.

Fair value

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Company’s financial condition, results of operations, or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue

Revenue recognition

The Company’s principal business is to sell media products and general merchandise sourced from publishers, manufacturers and distributors in China, operate the dangdang.com marketplace program, under which third-party merchants sell general merchandise as well as render advertising services on the Company’s internet platform. In accordance with ASC 605, Revenue Recognition (“ASC 605”), the Company records product sales and related costs on a gross basis when it is the primary obligor in a transaction. When the Company is not the primary obligor in a transaction and is instead acting as an agent, such as in transactions on the Company’s marketplace program, fees earned are recorded on a net basis.

Revenue is recorded net of value-added tax.

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

Customers place their orders for products online fixing the related selling price and shipping charge. Payment for the purchased product is made either before delivery or upon delivery. Revenue, net of discounts and return allowances, is recorded when title passes to customers upon delivery. Return allowances, which reduce product revenue, are estimated based on historical experience. Shipping charges to customers are included in product revenue and totaled RMB19,490, RMB28,964 and RMB48,407 (US$7,996) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Discount coupons

The Company periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may be granted to customers to incentivize a current purchase. Discounts for current purchases are treated as a reduction of revenue for the related transaction. Coupons may also be given to a customer that has made a purchase of a minimum value but for which may only be used in a future purchase. During the year ended December 31, 2012 and 2013, the Company made extensive use of such coupons to incentivize future purchases. When the right to purchase discounted products in the future does not represent a significant and incremental discount to the customer, such right is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605. The discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. When the right to discounts for future purchases represents a significant and incremental discount to the customer, such right is accounted for as a separate element under ASC 605. As of December 31, 2012 and 2013, the outstanding coupons did not represent a significant and incremental discount to the customers.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Gift cards

The Company records deferred revenue when it sells gift cards. The Company records revenue when a customer redeems the gift card and unredeemed amounts are recorded in other revenue when the gift card expires. Pursuant to a new rule released by the PRC government effective from November 1, 2012, the Company changed the expiry date of gift cards sold after the effective date to three years from the date of sale. Previously gift cards generally expired one year from the date of sale.

Loyalty programs

Customers may earn loyalty points from the purchase of merchandise from the Company. Points are earned based on the amount and types of merchandise purchased and expire at the end of the next calendar year. Customers may redeem the loyalty points for discount coupons to be used on future purchases of selected items on the Company’s internet platform or exchanged for discount coupons for third-party products or services. The Company does not pay nor has any obligations to the third-party providers. Instead, such program allows third-party providers a channel to the Company’s customers. In addition, customers may attain a tiered membership status based on the value of merchandise purchased over the past twelve months. Membership status entitles the holder to certain discounts on future purchases of selected items on the Company’s internet platform. Membership status is subject to renewal every twelve months. The Company accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs have been insignificant since the inception of the respective loyalty programs.

Value-added tax

Pursuant to the Notice Regarding the Continuation of Value-added Tax and Business Tax Preferential Policies for the Public Cultural Industry promulgated by the Ministry of Finance and the State Administration of Taxation in December 2013, or Circular 87, value-added tax is exempted for the wholesale and retail of books from January 1, 2013 to December 31, 2017. According to Circular 87, the exempted value-added tax or business tax that have been collected before the issuance of Circular 87 can be used to offset future value-added tax and business tax, or be refunded. Our PRC subsidiaries and our affiliated PRC entity and its subsidiary located in Beijing, Tianjin and Jiangsu have submitted the applications to the relevant governmental authorities and have been approved for value-added tax exemption from the wholesale and retail of books since January 1, 2014. As for the value-added tax that we had paid in 2013, we will apply for tax rebates. We cannot assure you that we will be granted approval from the relevant governmental authorities to receive the tax rebates, nor can we know for certain the amount of such refunds or the date that we will receive them, if any.

Cost of revenue

Cost of revenue represents cost of goods sold including the purchase price of consumer products and content sold by the Company as well as packaging supplies. Dangdang Information is subject to other surcharges related to value-added tax on the revenue earned for exclusive technical support provided to Dangdang Kewen, pursuant to the Contractual Agreements (note 1). Such other surcharges related to value-added tax have been insignificant for the years presented.

Rebates and promotion fees

The Company has agreements to receive consideration from certain of its vendors, including rebates for products it sells over a period of time as well as for promoting vendors’ products during the year. The rebates are not sufficiently separable from the Company’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Company to sell vendors’ products. Rebates which are based on the volume of sales to the Company’s customers for a specified period are accounted for as a reduction of “cost of revenues” when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction of “cost of revenues” when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to the Company’s customers or specific inventory sold are allocated between “cost of revenues” and “inventories” based on purchases for the year. Rebates and promotion fees recorded as a reduction of “cost of revenues” totaled RMB172,925, RMB308,162 and RMB390,855 (US$64,565) for the years ended December 31, 2011, 2012 and 2013, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fulfillment

Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations. Out-bound shipping costs totaled RMB264,656, RMB376,987 and RMB368,517 (US$60,875) for the years ended December 31, 2011, 2012 and 2013, respectively.

Marketing

Marketing costs consist primarily of advertising costs, promotion costs relating to marketing activities and payroll and related expenses for personnel engaged in marketing, business development and selling activities.

Advertising costs, expensed as incurred, totaled RMB141,773, RMB185,346 and RMB250,068 (US$41,308), in the years ended December 31, 2011, 2012 and 2013, respectively.

Technology and content

Technology and content expenses consist principally of payroll and related expenses for employees involved in category expansion, application development, platform development, editorial content, and systems support, as well as costs and depreciation associated with the computing, storage and telecommunications infrastructure used internally and supporting online activities.

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

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive loss. The Company adopted Accounting Standards Update (“ASU”) No. 2013-02 (“ASU 2013-02”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2013 by presenting items of net loss and other comprehensive loss in one single continuous statement. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2013-02.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants received in connection with the business achievements reward or return of taxation contribution made by the Company are recognized as other operating income when received and when the Company has no further obligation.

Government grants received in connection with the maintenance of the Company’s operations in specific locations are recognized as deferred government grants when received and recorded as other operating income over the period the attached conditions are met and the government grants are earned.

If the purpose of the government grant is specifically defined in the terms and conditions of the contract, the grant received is recorded as an offset to the specified expense. The amount recorded to offset marketing expenses for the years ended December 31, 2011, 2012 and 2013 was RMB10,000, RMB nil and RMB nil (US$ nil), respectively. The amount recorded to offset fulfillment expenses for the year ended December 31, 2011, 2012 and 2013 was RMB nil, RMB nil and RMB10,000 (US$1,652), respectively.

Income tax

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statement of comprehensive loss.

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

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic loss per common share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between the Class A and Class B common shares and other participating securities based on their participating rights. Diluted loss per common share reflects the potential dilution that could occur if securities to issue common shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted loss per share by application of the treasury stock method. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. The computation of the dilutive net loss per share of Class A common share assumes the conversion of Class B common shares, while the diluted income per share of Class B common share does not assume the conversion of those shares.

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits, accounts receivable and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2013, substantially all of the Company’s cash and cash equivalents, time deposits and restricted cash were managed by financial institutions of Mainland China and Hong Kong, which management believes are of high credit quality. As of December 31, 2013, the Company had RMB331,101 (US$54,694) in cash and cash equivalents, restricted cash and time deposits in branches located in the Mainland China and RMB882,358 (US$145,755) located outside Mainland China.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of risks (continued)

Concentration of credit risk (continued)

Accounts receivable are typically unsecured and are derived from revenue earned from customers and collected on behalf of third party couriers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its couriers and its ongoing monitoring process of outstanding balances.

Concentration of customers and suppliers

There are no revenues from customers or purchases from suppliers which individually represent greater than 10% of the total revenues and purchases for the years ended December 31, 2011, 2012 and 2013.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 2.30% and 1.89% in 2012 and 2013, respectively, though at times the Renminbi has depreciated against the U.S. dollar as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

In the opinion of the Company’s management and Jun He Law Offices, our PRC legal counsel, (i) the ownership structure of the Company’s PRC subsidiaries and the Affiliated PRC Entities is in compliance with PRC laws, (ii) each of the Company’s PRC subsidiaries and Affiliated PRC Entities has the corporate power, authority and legal right to enter into, execute, deliver and perform its obligations under each of the Contractual Agreements to which it is a party, (iii) each of the Contractual Agreements, to which any of the Company’s PRC subsidiaries, the Affiliated PRC Entities or Peggy Yu Yu and Guoqing Li is a party, constitute legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms, (iv) the execution, delivery and performance by each of the Company’s PRC subsidiaries, the Affiliated PRC Entities or Peggy Yu Yu and Guoqing Li of each of the Contractual Agreements to which it/he/she is a party do not result in: in case of any of the Company’s PRC subsidiaries or the Affiliated PRC Entities, any violation of the provisions of the articles of association or business licenses of such PRC subsidiaries or such Affiliated PRC Entities, and any violation of any explicit provisions of the applicable PRC laws.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.

If the Company’s ownership structure and the Contractual Arrangements were found to be in violation of any existing or future PRC laws or regulations by the relevant regulatory authorities, the Company may be subject to penalties, which may include but not be limited to, revocation of the business licenses or operating licenses of our PRC subsidiaries or Affiliated PRC Entities, being required to restructure the Company’s operations or discontinue the Company’s operating activities. If any of these penalties results in our inability to direct the activities of Dangdang Kewen that most significantly impact its economic performance, and/or the Company’s failure to receive the economic benefits from Dangdang Kewen, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business risk (continued)

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

Recent accounting pronouncements

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that foreign currency translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

Note 3—FAIR VALUE MEASUREMENT

The Company measures its derivative financial instruments at fair value on a recurring basis. Except for that, the Company did not have significant financial instruments that were measured at fair value on a recurring basis or non-recurring basis as of December 31, 2012 and 2013.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2012 and 2013:

	Fair Value Measurements at December 31, 2013
	Total		Quoted Prices in Active Market for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Derivative financial instruments(1)	8,565	1,415	8,565	1,415	—	—	—	—
Total	8,565	1,415	8,565	1,415	—	—	—	—

(1)	Forward foreign currency contracts are included in prepaid expenses and other current assets on the Company’s consolidated balance sheet.

The Company entered into forward foreign currency contracts with China Everbright Bank. The forward foreign currency contracts are measured using forward foreign exchange rates in the open market. The Company classified such financial instruments with Level 1 of the fair value hierarchy because they were valued based on the quoted market price in an active market. The notional amounts of the forward foreign currency contracts were US$54,000 and the settlement date will be on June 30, 2014.

Note 4—INVENTORIES

	As of December 31,
	2012	2013
	RMB	RMB	US$
Media products	1,130,552	1,592,989	263,143
General merchandise	336,430	157,740	26,057
Packing materials and others	18,597	10,175	1,681
	1,485,579	1,760,904	290,881

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Prepayments to suppliers	23,377	88,346	14,594
Rental, insurance and other expenses	19,722	37,877	6,257
Rebates and promotion fees receivable	127,305	127,454	21,054
Warehouse deposits	7,133	8,721	1,441
Interest receivables	10,833	11,167	1,845
Value added tax recoverable	—	23,955	3,957
Derivative financial instruments	—	8,565	1,415
Other receivables	14,924	22,802	3,765
	203,294	328,887	54,328

Note 6—FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Electronic equipment	125,568	145,366	24,013
Other office and warehouse equipment	80,131	89,523	14,788
Vehicles	2,378	2,378	393
Leasehold improvements	13,186	14,788	2,443
Construction in progress	4,883	141,198	23,324
Total	226,146	393,253	64,961
Less: accumulated depreciation	(104,872)	(151,448)	(25,018)
Fixed assets, net	121,274	241,805	39,943

Construction in progress mainly represented construction and related qualifying costs incurred for the development of the warehouse and office building in Tianjin, PRC, amounting to RMB4,668 and RMB140,828 (US$23,263) as of December 31, 2012 and 2013, respectively.

Depreciation expenses were RMB24,870, RMB41,312 and RMB48,036 (US$7,935) for the years ended December 31, 2011, 2012 and 2013, respectively.

Note 7—PREPAID LAND LEASE PAYMENTS

	As of December 31,
	2012	2013
	RMB	RMB	US$
Prepaid land lease payments	44,656	44,656	7,377
Less: accumulated amortization	(447)	(1,340)	(222)
Net carrying value	44,209	43,316	7,155

Amortization expenses for prepaid land lease payments for the years ended December 2011, 2012 and 2013 were RMB nil, RMB447 and RMB893 (US$148), respectively. The Company expects to recognize RMB893 (US$148) in amortization expenses for each of the next five years.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 8—SHORT-TERM BANK LOANS

The outstanding short-term bank loans of RMB600,000 as of December 31,2012, was repaid in full during the year ended December 31, 2013. Interest expenses relating to the short-term bank loans recognized in the consolidated statement of comprehensive loss were RMB259, RMB7,603 and RMB6,042 (US$998) for the years ended December 31, 2011, 2012 and 2013, respectively.

Note 9—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2012	2013
	RMB	RMB	US$
Accrued expenses	154,393	168,906	27,901
Accrued payroll	38,821	48,350	7,987
Taxes payable	36,576	20,788	3,434
Deposits from delivery service providers and merchants in the marketplace program	62,563	96,120	15,878
Payables to merchants participating in the marketplace program	82,434	224,997	37,167
Sales refund payables	9,596	11,540	1,906
Payables for purchases of fixed assets	9,428	57,955	9,573
Other payables	20,965	21,757	3,594
	414,776	650,413	107,440

Note 10—PRODUCT REVENUE

	Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Media products	2,457,423	3,252,511	4,050,122	669,032
General merchandise	1,094,087	1,768,292	1,995,451	329,625
	3,551,510	5,020,803	6,045,573	998,657

Note 11—OTHER INCOME, NET

	Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Exchange income, net	49,994	5,255	30,822	5,091
Other non-operating income	6,607	13,611	17,123	2,829
Other non-operating expenses	(2,771)	(4,510)	(20,023)	(3,308)
	53,830	14,356	27,922	4,612

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX EXPENSE

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands and British Virgin Islands withholding tax will be imposed.

China

The Company’s PRC subsidiaries and PRC Affiliated Entities are subject to the statutory rate of 25% in 2011, 2012 and 2013 in accordance with the new enterprise income tax law (“EIT Law”) which was effective on January 1, 2008.

Dividends paid by PRC subsidiaries of the Company out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

The current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purpose. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered as a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2013, the Company has not accrued for PRC tax in this regard. The Company will continue to monitor its tax status.

Loss before income taxes consists of:

	Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Non-PRC	55,229	23,349	52,418	8,659
PRC	(259,390)	(467,200)	(195,283)	(32,259)
	(204,161)	(443,851)	(142,865)	(23,600)

Income taxes consist of:

	Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Current income tax	(328)	—	—	—
Deferred income tax benefit	68,876	116,709	47,850	7,904
Valuation allowance	(92,874)	(116,709)	(47,850)	(7,904)
	(24,326)	—	—	—

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Income tax computed at applicable tax rates (25%)	(51,040)	(110,963)	(35,716)	(5,900)
Effect of different tax rates in different jurisdictions	(13,807)	(5,837)	(13,105)	(2,165)
Non-deductible expenses	(3,470)	191	757	125
Effect of expired tax losses	—	—	452	75
Other adjustments	(231)	(100)	(238)	(39)
Changes in valuation allowance	92,874	116,709	47,850	7,904
	24,326	—	—	—

The PRC income tax returns for fiscal year 2008 through fiscal year 2013 remain open for examination.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX EXPENSE (continued)

The components of deferred taxes are as follows:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses	37,584	36,630	6,051
Inventories	11,367	10,996	1,816
Provisions	604	2,140	354
Total deferred tax assets, current portion	49,555	49,766	8,221
Valuation allowance	(49,555)	(49,766)	(8,221)
Deferred tax assets, current portion, net	—	—	—
Deferred tax assets, non-current portion:
Fixed assets	453	788	130
Net operating losses	176,056	223,360	36,897
Total deferred tax assets, non-current portion	176,509	224,148	37,027
Valuation allowance	(176,509)	(224,148)	(37,027)
Deferred tax assets, non-current portion, net	—	—	—

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX EXPENSE (continued)

During the year ended December 31, 2013, the Company reassessed the realizability of deferred tax assets and concluded that it is not more-likely-than-not that the deferred tax assets will be realized. Therefore, the Company recognized a full valuation allowance against deferred tax assets as of December 31, 2013.

As of December 31, 2013, the Company had net operating losses of approximately RMB893,440 (US$147,586), which can be carried forward to offset future net profit for income tax purposes. The net operating loss will expire in 2016, 2017 and 2018 if not utilized.

The changes in unrecognized tax benefits are as follows:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Balance at January 1	596	649	282	47
Additions based on tax positions related to the prior years	787	66	—	—
Reductions for tax positions of prior years	—	(433)	(38)	(7)
Reductions for tax positions of the current year	(734)	—	—	—
Balance at December 31	649	282	244	40

At December 31, 2011, 2012, and 2013, the Company had approximately RMB649, RMB282 and RMB244 (US$40) of unrecognized tax benefits related to uncertain tax positions. None of the unrecognized tax benefits would, if recognized, affect the effective tax rate. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

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

Note 13—RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Service fees
BKCB	3,716	3,716	—	—
BKGI	5,909	5,909	—	—
	9,625	9,625	—	—

The service fees paid to BKCB and BKGI were determined by the mutually agreed amounts and payment terms.

In March 2006, the Company entered into a service agreement with BKCB and BKGI. Pursuant to such agreement the Company was charged a 3% commission on the sales of media products related to children, economics and management. In August 2010, the Company entered into an amendment to the service agreement to revise the service fees from a percentage of relevant revenues to a fixed amount of RMB19,250 for the period from January 1, 2011 to December 31, 2012. Such amount was paid by the Company in October 2010 and the agreement was terminated on December 31, 2012.

c)	The balances between the Company and its related parties as of December 31, 2012 and 2013 are listed below:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Due from a related party:
BKCB	320	2,691	445
Due to related parties:
BKCB	2,333	2,238	370
BKGI	—	944	156
	2,333	3,182	526

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

Note 14—EMPLOYEE BENEFITS

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB36,162, RMB78,712 and RMB86,616 (US$14,308) for the years ended December 31, 2011, 2012 and 2013, respectively.

Note 15—COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases office and fulfillment centers under non-cancelable operating leases. Some of these lease agreements provide for periodic rental increases based on contractually agreed rates. Rental expenses under the operating leases were RMB57,689, RMB92,493 and RMB90,085 (US$14,881) for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended December 31,	RMB	US$
2014	95,125	15,714
2015	51,219	8,461
2016	28,686	4,738
2017	25,320	4,182
2018	25,726	4,250
Thereafter	69,005	11,399
	295,081	48,744

Litigation, claims and assessments

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. Management does not expect the results of any of these actions to have a material adverse effect on the Company’s business, results of operations or financial position. As of December 31, 2013, the Company has not accrued any contingent losses regarding such claims as the estimated costs are insignificant.

Capital commitments

The Company entered into construction agreements in connection with the construction of the proposed warehouse and office building in Tianjin, PRC. Total capital commitments contracted and reflected in the consolidated financial statements amounted to RMB44,173 (US$7,297) as of December 31, 2013. All of these capital commitments are to be fulfilled before December 31, 2016.

As of December 31, 2013, future minimum capital commitments under non-cancelable construction contracts were as follows:

Year ended December 31,	RMB	US$
2014	33,445	5,525
2015	4,060	671
2016	6,668	1,101
2017	—	—
2018 and thereafter	—	—
	44,173	7,297

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

Note 17—LOSS PER SHARE

Basic loss per share for the years ended December 31, 2011, 2012 and 2013 is calculated as follows:

	Year Ended December 31,
	2011		2012		2013
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net loss attributable to Class A and Class B common shareholders for computing basic loss per Class A and Class B common share	(109,340)	(119,147)	(297,335)	(146,516)	(95,923)	(15,845)	(46,942)	(7,755)
Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic loss per Class A and Class B common share	188,572,218	205,486,874	267,707,132	131,916,660	269,520,110	269,520,110	131,896,605	131,896,605
Basic loss per Class A and Class B common shares	(0.58)	(0.58)	(1.11)	(1.11)	(0.36)	(0.06)	(0.36)	(0.06)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 17—LOSS PER SHARE (continued)

Diluted loss per share for the years ended December 31, 2011 2012 and 2013 is calculated as follows:

	Year Ended December 31,
	2011		2012		2013
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Diluted loss per share:
Numerator:
Allocation of undistributed loss for diluted net income per Class A and Class B common share computation	(109,340)	(119,147)	(297,335)	(146,516)	(95,923)	(15,845)	(46,942)	(7,755)
Reallocation of undistributed loss as a result of conversion of Class B to Class A common shares	(119,147)	—	(146,516)	—	(46,942)	(7,755)	—	—
Net loss attributable to Class A and Class B common shareholders for computing diluted loss per Class A and Class B common share	(228,487)	(119,147)	(443,851)	(146,516)	(142,865)	(23,600)	(46,942)	(7,755)
Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic loss per Class A and Class B common share	188,572,218	205,486,874	267,707,132	131,916,660	269,520,110	269,520,110	131,896,605	131,896,605
Conversion of Class B to Class A common shares	205,486,874	—	131,916,660	—	131,896,605	131,896,605	—	—
Weighted average number of Class A and Class B common shares outstanding for computing diluted loss per Class A and Class B common share	394,059,092	205,486,874	399,623,792	131,916,660	401,416,715	401,416,715	131,896,605	131,896,605
Diluted loss per Class A and Class B common share	(0.58)	(0.58)	(1.11)	(1.11)	(0.36)	(0.06)	(0.36)	(0.06)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 17—LOSS PER SHARE (continued)

The effect of share options has been excluded from the computation of diluted loss per share for the year ended December 31, 2011, 2012 and 2013 as the effect would be anti-dilutive.

Note 18—SHARE-BASED COMPENSATION

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

The following table summarizes the share option activity under the 2004 and 2010 Plans for the year ended December 31, 2013:

	Number of shares	Weighted Average Per Share Exercise Price (US$)	Weighted- Average Grant-Date Fair Value Per Share (US$)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (US$)
Outstanding, January 1, 2013	19,492,430	0.47	0.25	—	—
Granted	3,903,500	1.53	1.03	—	—
Exercised	(1,507,470)	0.60	0.33	—	—
Expired	(670,985)	0.83	0.38	—	—
Forfeited	(482,240)	0.91	0.69	—	—
Outstanding, December 31, 2013	20,735,235	0.64	0.37	3.38	26,305
Vested and expected to vest at December 31, 2013	18,760,685	0.57	0.32	3.09	25,166
Exercisable at December 31, 2013	15,301,260	0.40	0.19	2.35	23,108

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s common shares as of December 31, 2013 and the exercise prices of the equity awards.

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

As of December 31, 2013, there was RMB20,247 (US$3,345) of unrecognized share-based compensation costs related to equity awards that is expected to be recognized over a weighted-average vesting period of 2.92 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated using the binomial option pricing model by the Company, with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the consolidated financial statements. The volatility assumption was calculated based on the price of the underlying common shares over the expected term of the option and the price volatility of the shares of comparable companies. The risk-free rate was based on the market yield of U.S. Treasury Bills with maturity terms equal to the expected term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 18—SHARE-BASED COMPENSATION (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the years presented:

	2011	2012	2013
Expected volatility range	68.3-68.6%	70.34%	73.73%-74.20%
Risk-free interest rate	2.2%-3.2%	1.1%	2.0%-2.25%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5-2.5	1.5-2.5

The aggregate intrinsic value of the equity awards exercised for the three years ended December 31, 2011, 2012 and 2013, was RMB2,125, RMB311and RMB1,971 (US$326), respectively. The total fair value of the equity awards vested during the year ended December 31, 2011, 2012 and 2013 was RMB11,220, RMB14,115, and RMB12,711 (US$2,100), respectively.

The weighted-average grant-date fair value of options granted during the years 2011, 2012, and 2013 was US$1.15, US$0.40 and US$1.03, respectively.

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2011, 2012 and 2013 are included in:

	2011	2012	2013
	RMB	RMB	RMB	US$
Fulfillment	1,491	1,922	1,755	290
Marketing	300	332	412	68
Technology and content	1,372	1,015	964	159
General and administrative	8,294	7,918	7,977	1,318

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Since Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information, Wuxi Dangdang Kewen and Tianjin Dangdang Informtion were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2011, 2012 and 2013.

As of December 31, 2013, the total net assets of the Company’s PRC subsidiaries including the Affiliated PRC Entities were negative. Therefore, condensed financial information of the Company is not presented.

Note 20—SUBSEQUENT EVENTS

On February 25, 2014, the Company granted options under the 2004 share incentives plan to purchase 310,000 ADSs of the Company to certain of its employees at an exercise price of US$9.98 per ADS, which was the closing price per ADS as of February 25, 2014. The Company is in the process of determining the fair value of the options on the grant date.

