Form 20-F
period 2014-12-31
E-COMMERCE CHINA DANGDANG INC.
filed 2015-04-29
CIK 1499744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or
☒Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014.

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

279,557,750 Class A common shares, par value US$0.0001 per share, and 131,876,660 Class B common shares, par value US$0.0001 per share, as of December 31, 2014. The 279,557,750 Class A common shares include 9,645,915 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No☐

i

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

•	“we,” “us,” “our company,” “our” or “Dangdang” refers to E-Commerce China Dangdang Inc., a Cayman Islands company, and its PRC subsidiaries, Beijing Dangdang Information Technology Co., Ltd., Wuxi Dangdang Information Technology Co., Ltd. and Dangdang Information Technology (Tianjin) Co., Ltd. and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., and its subsidiary Wuxi Dangdang Kewen E-Commerce Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share, and “preferred shares” refers to our series A, series B and series C convertible preferred shares, par value US$0.0001 per share, which were automatically converted into Class B common shares upon the completion of our company’s initial public offering in December 2010; in November 2010, our shareholders approved a 1:10 share split of our authorized and outstanding share capital with retrospective effect. All presentation of share capital information in this annual report is shown giving effect to the 1:10 share split;

•	“ADSs” refers to our American depositary shares, each of which represents five Class A common shares;

•	“Our internet platform” refers to our dangdang.com website and our mobile shopping application.

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	trends and competition in the business-to-consumer, or B2C, e-commerce market, and retail and online retail industries in China;

•	expected changes in our revenues and certain cost and expense items; and

•	assumptions underlying or related to any of the foregoing.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive (loss) income data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2012 have been derived from our audited consolidated balance sheet as of December 31, 2012, which is not included in this annual report. The selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenues:
Product revenue
Media	1,863,431	2,457,423	3,252,511	4,050,122	5,036,039	811,662
General Merchandise	392,090	1,094,087	1,768,292	1,995,451	2,599,411	418,949
	2,255,521	3,551,510	5,020,803	6,045,573	7,635,450	1,230,611
Other revenue	26,159	67,462	173,006	279,425	321,513	51,818

Total net revenues	2,281,680	3,618,972	5,193,809	6,324,998	7,956,963	1,282,429
Cost of revenues	(1,775,881)	(3,118,365)	(4,469,455)	(5,224,114)	(6,487,201)	(1,045,547)
Gross profit	505,799	500,607	724,354	1,100,884	1,469,762	236,882
Operating expenses:(1)
Fulfillment	(286,443)	(474,506)	(736,191)	(727,683)	(775,534)	(124,993)
Marketing	(76,669)	(150,313)	(195,938)	(260,988)	(374,227)	(60,314)
Technology and content	(64,682)	(89,616)	(153,267)	(180,158)	(208,214)	(33,558)
General and administrative	(67,903)	(84,113)	(137,473)	(148,919)	(165,284)	(26,639)
Government grants and value-added tax refunds	4,805	13,603	9,216	21,392	113,781	18,338
Income (loss) from operations	14,907	(284,338)	(489,299)	(195,472)	60,284	9,716

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Income (loss) before income taxes	18,721	(204,161)	(443,851)	(142,865)	88,117	14,202
Income tax benefit (expense)	12,061	(24,326)	—	—	—	—
Net income (loss)	30,782	(228,487)	(443,851)	(142,865)	88,117	14,202
Deemed dividend on Series C convertible preferred shares	(1,779)	—	—	—	—	—
Net income (loss) attributable to common shareholders	29,003	(228,487)	(443,851)	(142,865)	88,117	14,202
Income (loss) per common share:
Basic(2)	0.02	(0.58)	(1.11)	(0.36)	0.22	0.04
Diluted(2)	0.02	(0.58)	(1.11)	(0.36)	0.21	0.03
Shares used in income (loss) per share computation:
Common shares:
Basic
Diluted
Class A common shares:
Basic	6,712,195	188,572,218	267,707,132	269,520,110	271,445,384	271,445,384
Diluted	216,359,263	394,059,092	399,623,792	401,416,715	416,533,054	416,533,054
Class B common shares:
Basic	181,562,768	205,486,874	131,916,660	131,896,605	131,876,660	131,876,660
Diluted	181,562,768	205,486,874	131,916,660	131,896,605	131,876,660	131,876,660
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(9,009)	(66,198)	(3,730)	(42,873)	4,991	804
Comprehensive income (loss) attributable to common shareholders	21,773	(294,685)	(447,581)	(185,738)	93,108	15,006

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	1,096	1,491	1,922	1,755	2,126	343
Marketing	233	300	332	412	509	82
Technology and content	787	1,372	1,015	964	1,075	173
General and administrative	8,184	8,294	7,918	7,977	6,707	1,081
Total share-based compensation expenses	10,300	11,457	11,187	11,108	10,417	1,679

(2)	Prior to our December 2010 initial public offering, each holder of Series A, Series B and Series C convertible preferred shares was entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0438 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively, prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Prior to June 2010, each holder of Series C convertible preferred shares was entitled to dividends of US$0.0534 per share per annum. For the year ended December 31, 2010, the basic and diluted income per share were calculated using the two class method taking into consideration of the preferred dividends that each preferred shareholder was entitled to.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	1,691,906	192,962	432,703	353,273	350,946	56,562
Restricted cash	—	—	709,417	6,964	23,726	3,824
Time deposits	—	1,178,839	492,445	853,222	674,363	108,688
Held-to-maturity investments	—	20,000	—	—	350,000	56,410
Inventories	896,273	1,583,283	1,485,579	1,760,904	2,201,170	354,764
Accounts receivable, net	17,802	67,369	56,610	37,446	28,763	4,636
Total assets	2,801,457	3,285,742	3,583,126	3,634,457	4,514,967	727,681
Accounts and notes payable	865,953	1,485,943	1,563,787	1,970,651	2,479,314	399,593
Non-current liabilities	—	1,903	33,966	32,724	24,227	3,905
Class A common shares	71	197	200	201	201	32
Class B common shares	223	103	103	103	103	17
Accumulated deficit	(351,564)	(580,051)	(1,023,902)	(1,166,767)	(1,078,650)	(173,847)
Total shareholders’ (deficit) equity	1,414,257	1,157,786	739,499	569,693	677,584	109,206

Exchange Rate Information

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2046 to US$1.00, the rate in effect as of December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 24, 2015, the rate was RMB6.1930 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24, 2015)	6.1930	6.2000	6.2152	6.1927

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Our business depends heavily on the market recognition and reputation of our Dangdang brand, and any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

We believe that the market recognition and reputation of our Dangdang brand have significantly contributed to the success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our success and ability to compete. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as:

•	our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new product categories and new business lines;

•	our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities;

•	the efficiency, reliability and service quality of our courier service providers;

•	our ability to effectively control the product and service quality of third-party merchants and to monitor service performance of third parties as we continue to develop our marketplace program; and

•	any negative media publicity about e-commerce, or the security or product quality problems of other e-commerce companies in China.

We have attracted negative publicity in the past. In March 2014, a live program broadcast by China Central Television Station, or CCTV, the national television broadcasting network owned by China’s central government, reported that certain brands of cosmetics products sold by third party merchants through the marketplace on our internet platform were without proper authorization from the brand owners. Following the CCTV broadcast, many news outlets in China and overseas reported on CCTV’s negative publicity about us. We immediately launched an investigation into the third-party merchants in question and closed their online stores on our marketplace. We also offered full refund for all the cosmetics products at issue. Despite our remedial efforts, CCTV has wide coverage and perceived authority over public opinion and the negative publicity by CCTV and other media about us may have adversely damaged our brand, public image and reputation, which may harm our ability to attract customers and result in an adverse impact on our results of operations and prospectus. In June 2014, the State Administration of Industry and Commerce, or the SAIC, launched Operation Red Shield, which was aimed at tackling counterfeit products on e-commerce platforms in China. Although products sold on our internet platform by us or third-party merchants were not involved in the SAIC action, we cannot assure you that, in the future, we will not attract negative publicity, regardless of its veracity, as a result of governmental or media campaigns against counterfeit products.

A public perception that non-authentic, counterfeit or defective goods are sold on our internet platform by us or third-party merchants, or that we or third-party merchants do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our existing customers. If we are unable to preserve our reputation, further enhance our brand recognition and increase positive awareness of our internet platform, our results of operations may be materially and adversely affected.

We depend heavily on the continued success of our core business of selling books and other media products online, and any event that adversely affects our sales of books and other media products could harm our business and results of operations.

From our inception, we have primarily focused on the sale of books online and a majority of our total net revenues have been derived from selling books and other media products online, which accounted for 62.6%, 64.0% and 63.3% of our total net revenues in 2012, 2013 and 2014, respectively. While we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on books and other media products. If we cannot successfully attract or retain our book and other media product customers, the number of our customers for, and sales of, general merchandise products may decline. Furthermore, while we have developed and will continue to expand our own digital reading platform, the development and increasing popularity of electronic books and digital content, which have already achieved success in the U.S. and other countries, may negatively impact our book sales online. Our sales of books and other media products may also be materially and negatively affected by sales of pirated books or other media products, which is a continuing problem in China. Any event that results in a reduction in our sales of books and other media products could materially and adversely affect our business and results of operations.

We incurred net losses in the past. Although we generated a net profit in 2014, we may experience future losses and may not be able to generate sufficient revenues in the future to sustain profitability.

We incurred net losses in all periods prior to 2009 and from 2011 to 2013. We generated net income of US$14.2 million in 2014. We cannot assure you that we can maintain profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. Our ability to be profitable depends on the revenues that we can generate from our businesses, which are affected by factors out of our control, such as the level of price competition in the market, and our ability to control our costs and operating expenses. In 2015, we expect to continue to invest heavily in advertising and marketing programs and in technology and content spending, including continuing to invest in mobile technology, which may increase our costs and operating expenses, and as a result, adversely affect our ability to generate net income for the year. We incurred in the past and expect to continue to incur in future periods share-based compensation expenses, which will negatively impact our operating results. If competition remains intense and we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.

Our expansion in the general merchandise business, the third-party marketplace and other businesses may lower our profit margins and subject us to new risks and challenges.

We have focused on selling books online and we have gradually expanded the product offerings on our internet platform to include other media products and selected general merchandise categories in recent years. In 2009, we launched the dangdang.com marketplace program to allow third-party merchants to sell certain general merchandise products alongside our products. We launched our e-book platform to further enhance our customers’ shopping experience in December 2011, and we currently offer approximately 200,000 book titles through the e-book platform. We intend to further capitalize on our relationships with publishers to develop original content and drive growth of our e-book business. We also intend to further expand bulk sales, a new business initiative we pursued in 2014, which allows our customers to order books and general merchandise in bulk from our website.

Our new businesses involve risks and challenges different from those of book retailing. For example, as we intend to continue to expand our e-book platform, we could face claims that we should be responsible for any infringement of third-party intellectual property rights as a result of digital content published on our e-book platform. See “—We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products, or for products sold or content posted or published on our internet platform that infringes on third-party intellectual property rights, or for other misconduct” below. In addition, bulk sales of books and general merchandise generally have lower profit margins than retail sales.

Compared with book suppliers, general merchandise suppliers usually give us shorter periods of payment credit, which requires us to upgrade our internal finance and accounting functions to adjust to such expedited payment cycles. Such expedited payment cycles also exert pressure on our operating cash flow. In addition, general merchandise products typically come in different sizes and shapes and therefore require more flexible warehouse storage spaces and fulfillment capacity as compared to books. Furthermore, because of the variety of quality standards, shapes, sizes, colors and styles of many general merchandise products, such as electronics and apparel, it is more difficult for us to inspect and control the quality and ensure the proper handling of the general merchandise products sold on our internet platform. We anticipate that we may experience a higher rate of return for, or complaints regarding, such products. The sale of general merchandise products may also expose us to risks related to product defects or other quality problems, which may result in costly product liability claims against us and harm to our brand and reputation. Pursuant to the relevant PRC laws and regulations, customers who have purchased general merchandise products on our internet platform can seek indemnification from us for any damages caused by defective products that we sell. In addition, the relevant government authorities can initiate investigation, confiscate any products with quality problems or any illegal income generated from selling such products, impose penalties, or, in serious cases, suspend licenses of the parties involved. General merchandise products generally have lower profit margins than books and other media products and we may need to price aggressively to gain market share or remain competitive in this new business, which may further reduce our profit margins. We also face challenges to address changes in customer demands and preferences and the associated inventory risks.

Our dangdang.com marketplace is subject to risks associated with third-party merchants.

We launched our dangdang.com marketplace program in 2009. As of December 31, 2014, there were approximately 5,000 third-party merchants who offered and sold products through our marketplace. We do not have as much control over the storage and delivery of products sold on our marketplace as we do over the products that we sell directly ourselves. Most of our third-party merchants use their own storage and delivery systems to store their products and deliver to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our internet platform. If any third-party merchant does not control the quality of the products that it sells on our internet platform, or if it fails to deliver the products on time or at all or delivers products that are of inferior quality, or if it sells counterfeit or unlicensed products on our internet platform, and we fail to discover or prevent the misbehavior, the reputation of our marketplace and our Dangdang brand may be materially and adversely affected, and we could face claims that we should be held liable for any losses incurred by our customers. In the event that any third-party merchant does not have authorization from the relevant brands to sell certain products to us, those merchants may be prevented from selling products on our internet platform, which may adversely affect our business and results of operations. In such event, we may also need to establish new third-party merchant relationships to ensure that we have access to a steady supply of products on acceptable commercial terms, and if we fail to do so, it may limit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to our customers. Moreover, some products sold on our marketplace may compete with the products we sell directly, which may lead to a decrease in the sales of our own products. In addition, the supplier relationships, customer acquisition dynamics and working capital requirements for our marketplace may not be the same as those for our self-procurement operations, which may complicate the management of our business. In order for our marketplace to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

Furthermore, third-party merchants may engage in fictitious transactions with themselves or collaborators in order to artificially inflate their own ratings on our dangdang.com marketplace, reputation and search results rankings, which may in turn harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers and may harm our customers by deceiving them into believing that a seller is more reliable, popular or trusted than the seller actually is. Although we have implemented procedures to detect and prevent fictitious transactions, and historically such transactions have not had a material impact on our business, we cannot assure you that we will be able to successfully prevent or detect fictitious transactions in the future or respond to such transactions in a timely manner, which may materially and adversely affect our reputation, business, results of operations and financial condition.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has placed, and continues to place, significant strain on our management and resources. We anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, third-party service providers and third-party merchants. Our strategies also include broadening our product offerings, including general merchandise product offerings in particular, which will require us to introduce new product categories and work with different groups of suppliers and address the needs of different kinds of consumers. Given our relative unfamiliarity with many of these new product offerings, we may incur significant costs in trying to expand our offerings into these new product categories or fail to successfully execute the roll-out of these new product offerings. In addition, as part of our growth strategy, we plan to leverage our unique position in the publishing industry to develop original content and further expand our e-book business. We will also increase our investment in our mobile platform to further drive monetization, and strive to continue to increase customers and orders on our mobile platform. Furthermore, we intend to further expand product offerings of certain categories, such as fashion and apparel, baby, children and maternity products, and home and lifestyle products. To satisfy the growing needs of our customer base, we broadened our sales formats by launching a flash sales channel named Weipinhui in May 2013 through which we offer multiple categories of products. We intend to further expand bulk sales, a new business initiative we pursued in 2014, which allows our customers to order books and general merchandise products in bulk from our website. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

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

The online retail environment for our products is intensely competitive. Our current or potential competitors include: (i) other online retailers and e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com, and Jumei; (ii) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; (iii) a number of indirect competitors, including internet portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers; and (iv) providers of electronic books and digital content. In addition, new and enhanced technologies may increase the competition in the B2C e-commerce market and the online retail industry in general. New competitive business models may appear, for example, based on new forms of social media and social commerce.

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

Some of our current and potential competitors have significantly greater financial, marketing and other resources than we do, including having their own delivery systems. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Certain of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to internet platform and system development than us. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties regarding the growth and sustained profitability of the retail industry in China in general, and online retail and B2C e-commerce in particular, could adversely affect our net revenues and business prospects.

Substantially all of our net revenues are from online retail. While online retail has existed in China since the 1990s, the e-commerce industry in China is constantly evolving, and the long-term viability and prospects of various e-commerce business models, including the flash sales model, and e-commerce generally, in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

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

Our results of operations are sensitive to changes in overall economic and political conditions that impact consumer spending. The retail industry, in particular, is very sensitive to broad economic changes, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors affecting the Chinese economy in general that are outside of our control, including volatility of stock markets and property markets, inflation and deflation, interest rates, tax rates and other government policies, and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international political environments, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

The proper functioning of our internet platform is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our internet platform will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our internet platform, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. Our net revenues depend on the number of visitors who shop on our internet platform and the volume of orders we fulfill. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our internet platform or reduced order fulfillment performance would reduce the volume of products sold and the attractiveness of product offerings on our internet platform. Our servers and IT network may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control. There can be no assurance that such unexpected interruptions will not happen again, and future occurrences could damage our reputation and result in a material decrease in our revenues. As a result of security breaches and hacking attacks, confidential information of our customers may also be subject to the risk of loss, unauthorized access and misappropriation. See “—Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” below.

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

If we fail to successfully adopt new technologies or adapt our internet platform, systems and our mobile applications to customer requirements or emerging industry standards, our business, prospects and financial results may be materially and adversely affected.

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

Usage and consumption of digital content are increasingly shifting to mobile devices such as smartphones, tablets and other portable devices. We believe that the growth of our business depends in part on our ability to continue to drive monetization, and increase customers and orders, on our mobile platform. In the three months ended December 31, 2014, the number of mobile orders accounted for more than 30% of our total orders. In order to deliver a high quality mobile shopping experience, it is important that our mobile applications may need to interface with other mobile applications, and integrate with a range of mobile technologies, systems, networks and standards that we do not control. For example, we may not be successful in developing technologies with key participants in the mobile industry, or in developing mobile applications and technologies that operate effectively with mobile operating systems, technologies, networks or standards. In addition, key participants in the mobile industry, such as mobile application stores, may change their policies from time to time, as a result of which our mobile applications may not continue to be accessible to our customers.

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

In order to deliver a high quality experience, any interruption in the operation of our data centers or logistics centers for an extended period may have an adverse impact on our business.

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

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, all product orders and, in some cases, payments for products we offer, are made through our internet platform. In addition, some online payments for our products are settled through third-party online payment services. In such transactions, maintaining complete security for the transmission of confidential information on our internet platform, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, is essential to maintain consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, we hold certain private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records.

Security breaches, computer viruses and hacking attacks have become more prevalent in the e-commerce industry. We have experienced in the past, and may experience in the future, security breaches and attacks, which could lead to interruptions, delays, loss of data or of personal or private information belonging to our customers or third-party merchants stored in our system, or the inability to accept and fulfill customer orders, although these breaches and attacks have not had a material adverse effect on our business or operating results in the past. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, break-ins or other similar activities. In addition, our third-party merchants and delivery service providers may violate their confidentiality obligations and disclose information about our customers. Any such future occurrences could cause losses to us, our customers or third-party merchants, reduce customer satisfaction, damage our reputation and result in a significant decrease in our net revenues, which could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

In addition, additional capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activity are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of e-commerce and other online services generally, which in turn may materially and adversely affect our business and results of operations.

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

The wide variety of payment methods that we accept subject us to third-party payment processing-related risks.

We accept payments using a variety of methods, including cash-on-delivery, online payment with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms, wire transfer and postal remittance. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash-on-delivery options. We also rely on third parties to provide payment processing services. We currently use a network of regional third-party inter-city transportation companies and local third-party courier companies to deliver parcels to our customers. Given that customers place their orders online but often choose the cash-on-delivery option, the delivery personnel of our contracted third-party couriers collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to our business operations.

We lease all of the premises used for our offices, warehouses and data centers, except that we own a warehouse in Tianjin that is currently being put into use. Some of our lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. In particular, seven of our warehouses are located on collectively-owned land or military land, and the lessors have not been able to provide the relevant title certificates and approvals in relation to the leases, including the approvals from the military authorities or collective members. None of our leases of the properties has been filed for registration with the relevant government authorities, as required under PRC law. In addition, two of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by the competent government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business operations and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

All of our offices, warehouses and data centers are presently located on leased premises, except for a warehouse in Tianjin. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

We plan to expand our logistics center and distribution network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

We believe our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We completed the main parts of the construction of a warehouse in Tianjin, which is currently being put in use, and have been renovating some other warehouses. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our logistics centers and distribution network will put pressure on our managerial, financial, operational and other resources. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products, or for products sold or content posted or published on our internet platform that infringes on third-party intellectual property rights, or for other misconduct.

We sourced our products approximately 4,000 suppliers across China as of December 31, 2014. In connection with our dangdang.com marketplace program, third-party merchants are separately responsible for sourcing the products they sell on our internet platform. As of December 31, 2014, we had approximately 5,000 third-party merchants on our dangdang.com marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our internet platform and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful.

In the event that counterfeit, unauthorized or infringing products are sold on our internet platform, or infringing content is posted on our internet platform or published on our e-book platform, we could face claims that we should be held liable for selling counterfeit or unauthorized products or infringing on others’ intellectual property rights. We have in the past received many intellectual property infringement claims, none of which have had a material adverse effect on our business or financial condition. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products or provision of the relevant content. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit or infringing goods or digital content includes injunctions to cease infringing activities, rectification, compensation, administrative penalties or even criminal liability. Moreover, regardless of whether we successfully defend against such claims, our reputation could be severely damaged by such third-party claims or administrative penalties. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

Under our agreements with suppliers and third-party merchants, we require our suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from such suppliers or any products sold by third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical and marketing personnel with expertise in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, there can be no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment operations are labor intensive and require a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers. In addition, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of February 28, 2015, the most recent practicable date, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are husband and wife, together beneficially own an aggregate of 34.9% of our outstanding shares, representing 82.9% of the total voting power of our outstanding common shares, including shares that they had the right to acquire within 60 days. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, Mr. Li and Ms. Yu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering and the public market. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 28, 2015, we had registered 88 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, 4 patents and 83 trademarks and service marks, and had 162 trademark applications pending in China. Our trademarks and service marks may be invalidated, circumvented or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

We rely on a variety of different marketing efforts tailored to our targeted customers to increase sales of our products, including affiliate marketing programs, TV advertisements and other marketing channels. Our marketing activities, which often involve significant costs, may not be well received by customers and may not result in the levels of product sales that we anticipate. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

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

We may in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties. Moreover, we may seek independent financing for certain of our business units, such as our e-book platform, to fund their expansion and growth. These financing efforts could be expensive and time consuming, distract our management from other responsibilities and growing our company as a whole, and disrupt our ongoing business.

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

We and our independent registered accounting firm have concluded that our internal control over financial reporting was not effective as of December 31, 2014. We may incur extra costs in implementing measures to remediate the material weaknesses in our internal control. Without an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with the evaluation of our internal control over financial reporting as of December 31, 2014, our management identified a “material weakness” comprising design deficiencies in our internal control over the revenue process of bulk sales, a new business initiative we pursued in 2014, to ensure that revenue was only recognized when all revenue recognition criteria were met. As a result of the material weakness, we and our independent registered accounting firm have concluded that our internal control over financial reporting was not effective as of December 31, 2014. Our management has also concluded that, as of December 31, 2014, our existing disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting.

We are in the process of remediating this material weakness. We are undergoing a thorough review of the design of internal control procedures with respect to revenue recognition for bulk sales transactions. Specifically, we are in the process of establishing controls and procedures such that our financial reporting director and accounting director, together with our executive officers and senior managers for operations, will be responsible for the assessment of the potential accounting impact of bulk sales transactions as well as any potential new business initiative. As we continue to evaluate and work to improve our internal control over financial reporting, our management may implement additional measures to address potential control deficiencies or modify the remediation plan described above, and will continue to review and make necessary changes to the overall design of our internal control. The actions that we are taking are subject to ongoing management review and Audit Committee oversight. See “Item 15. Controls and Procedures.”

However, we cannot assure you that we will complete the implementation of the remedial measures in a timely manner. In addition, we have incurred and anticipate to continue to incur considerable costs, management time and other resources in an effort to implement these measures to address such weakness.

Furthermore, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Our failure to achieve and maintain an effective internal control could result in material misstatements in our financial statements and our failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to increased litigation risks, potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics in China, China’s gross domestic product grew at a rate of 7.4% in 2014. It is unclear whether the Chinese economy will resume its current growth rate. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine. There have also been concerns about the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity and growth needs.

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

We are a Cayman Islands company and our PRC subsidiary, Beijing Dangdang Information Technology Co., Ltd., or Dangdang Information, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, and Dangdang Kewen’s shareholders. Our affiliated PRC entity and its subsidiary hold the licenses that are essential to the operation of our business. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” Dangdang Kewen is a PRC limited liability company 50% owned by Mr. Guoqing Li and 50% owned by Ms. Peggy Yu Yu, husband and wife, both of whom are major shareholders, co-founders and directors of our company, and PRC citizens. As a result of these contractual arrangements, we exert control over Dangdang Kewen and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” In 2012, 2013 and 2014, Dangdang Kewen and its subsidiary contributed in aggregate 4.1%, 4.9% and 4.2%, respectively, of our consolidated net revenues.

In the opinion of Beijing DHH Law Firm, our PRC legal counsel, our current ownership structure and the ownership structure of our PRC subsidiary and our affiliated PRC entity are in compliance with existing PRC laws and regulations, and each of the control agreements under the contractual arrangements between our PRC subsidiary, our affiliated PRC entity and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.

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

Because of PRC restrictions on foreign ownership ratio of internet-based businesses in China, we depend on contractual arrangements with our affiliated PRC entity, Dangdang Kewen, in which we have no ownership interest, to engage in the online retailing business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain economic benefits from it. Although we believe that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Dangdang Kewen and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retailing business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of Dangdang Kewen with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Dangdang Kewen or its shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In addition, since each of the two shareholders of Dangdang Kewen holds a 50% interest in it, any conflict between them as to Dangdang Kewen’s operations would result in a deadlock that may be detrimental to our business.

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

We may lose the ability to use and enjoy assets held by our affiliated PRC entity and its subsidiary that are important to the operation of our business if they go bankrupt or become subject to a dissolution or liquidation proceeding.

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

The draft PRC Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

The Ministry of Commerce, or the MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The comment solicitation period for this draft has concluded, and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity incorporated in a jurisdiction outside China would nonetheless be, upon market entry clearance by the MOC or its local branches, treated as a PRC domestic investor, provided that the entity is “controlled” by PRC entities or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOC or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from governmental authorities as mandated by the current foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure and Restrictions on Our Industry” and “Item 4. Information on the Company—D. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC individual, or PRC government or its local branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are both PRC citizens, collectively own approximately 82.9% of the voting power of our outstanding common shares as of February 28, 2015, including shares that they had the right to acquire within 60 days. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered at the comment solicitation stage. Under these options, a company with the VIE structure and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company to dispose of its businesses and/or the VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the internet and sales and distribution of audio and video products businesses, which our affiliated PRC entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure such as us, we would face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Relating to Doing Business in China

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

Under PRC law, a company that sets up a branch to conduct business in a location outside its registered address must register with the local administration for industry and commerce. However, it is not clear whether a warehouse or a call center, which is typically for storage or customer service purpose without direct business operation, is required to be registered. Administrations for industry and commerce in different locations may have different practices. Our wholly owned PRC subsidiary, Dangdang Information, currently has 37 warehouses, including 8 front delivery centers, and 1 call center located outside of its registered address, none of which has been registered. If the relevant local administration for industry and commerce deems that any of our warehouses or call center is actually a branch and thus subject to the registration requirement, we may be subject to penalties for failing to register it. These penalties include fines and disgorgement of gains. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violation of the requirement, and these penalties may have a material adverse effect on our financial results for the relevant periods.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party merchants were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In the event that our PRC entities incorporated in various locations in China are determined by the local governments to fail to make adequate employee benefit payments, we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Under the PRC Enterprise Income Tax Law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation, or SAT, in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities.

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

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by SAT, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Cayman holding company by investors that are non-PRC resident enterprises, or sale or purchase of other taxable assets by us. Our Cayman holding company our group may be subject to filing obligations or being taxed if our Cayman holding company is the transferor in such transactions, and may be subject to withholding obligations if our Cayman holding company is the transferee in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our Cayman holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Cayman holding company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, promulgated by six PRC regulatory agencies in 2006 and amended in 2009, the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007, the Circular on the Establishment of a National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the PRC State Council in 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOC in 2011, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the previously effective Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicle, or the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. We cannot assure you that our shareholders who are PRC citizens or residents will make, obtain or update any applicable registration. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, entities and individuals will be required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent. Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends, capital injection and foreign currency-denominated borrowings, may be subject to compliance in full with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of the proceeds from our initial public offering into our PRC subsidiaries, or limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business, financial condition and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

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

In addition, SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Our PRC subsidiaries and affiliated PRC entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since our PRC subsidiaries and our affiliated PRC entity and its subsidiary were in an accumulated loss position in the three years ended December 31, 2012, 2013 and 2014, no such reserve fund was established for these three years. Further, if our PRC subsidiaries and affiliated PRC entity incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies and government control of currency conversion may delay or prevent us from using the offshore proceeds to make loans to our wholly owned PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may transfer funds to our wholly owned PRC subsidiary or finance our wholly owned PRC subsidiary by means of shareholder loans or capital contributions. Any loans to our wholly owned PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the approved investment amount of such subsidiary, and must be registered with SAFE or its local counterparts. Furthermore, any capital contributions we make to our wholly owned PRC subsidiary must be approved by the MOC, or its local branch. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our wholly owned PRC subsidiary in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may also decide to finance our wholly owned PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOC or its local branch, according to the PRC laws and regulations currently in effect. In addition, SAFE promulgated a SAFE Circular 142 in August 2008, and a further SAFE Circular 45 in November 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if proceeds of such loans have not been utilized. Violations of Circular 142 or Circular 45 may result in severe penalties, including heavy fines.

On March 30, 2015, SAFE issued SAFE Circular No. 19, which will take effect and replace SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No. 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. The applicable circulars may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and any subsequent offerings or financings, to our wholly owned PRC subsidiary, and we may not be able to convert the foreign currency into Renminbi, which may materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi as well, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Depending upon the value of our assets based on the market value of our ADSs and Class A common shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our income and assets and the value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2014 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Dangdang Kewen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of Dangdang Kewen but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Dangdang Kewen for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. In connection with filing an annual report with the SEC, we expect to disclose to our shareholders whether or not we expect to be a PFIC for the relevant year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or Class A common shares and on the receipt of distributions on our ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding, and disposing of our ADSs or Class A common shares if we are or become classified as a PFIC. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Due to the disparate voting powers attached to these two classes, as of February 28, 2015, Ms. Peggy Yu Yu and Mr. Guoqing Li collectively own approximately 82.9% of the voting power of our outstanding common shares, including shares that they had the right to acquire within 60 days, and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result. In addition, we adopted a share-based compensation plan in 2004, or the 2004 plan, and another share incentive plan in 2010, or the 2010 plan. As of February 28, 2015, there were 19,842,580 options to purchase common shares outstanding under the 2004 plan and the 2010 plan. The additional securities we may issue under the 2010 plan or other share-based compensation plans we may adopt in future will dilute the ownership interests of our shareholders, including holders of our ADSs.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign-invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are necessary for our business operation in China, such as licenses for operating our internet platform. We approved a corporate structure plan and instructed Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiary, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our internet platform that Dangdang Information is restricted from undertaking under PRC law. See the several risks discussed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our internet platform.”

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

Our principal executive offices are located at 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. Our telephone number at this address is (86 10) 5799-2666. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in December 2010 is Law Debenture Corporate Services Inc.

B.	Business Overview

We are a leading B2C e-commerce company in China. We have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of December 31, 2014, we offered approximately 1,000,000 book titles on our principal business, including more than 990,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We offer other media products and selected general merchandise categories on our internet platform, including fashion and apparel beauty and personal care products, home and lifestyle products, and baby, children and maternity products. We also offer the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products. To satisfy the growing needs of our customer base, we broadened our sales formats by launching a flash sales channel in May 2013. While our flash sales channel currently focuses mainly on apparel, we are in the process of broadening the product offerings to include books and other media products, as well as general merchandise.

We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had 24.3 million active customers in 2014. Our average daily unique visitors were approximately 4.0 million in 2014. During 2014, we acquired approximately 13.3 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the Dangdang customer experience.

As a pioneer in China’s e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, strategic relationships with approximately 50 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers. Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in approximately 3,000 cities and towns in China, a popular payment option for Chinese consumers. As of the end of 2014, we have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 2,000 cities and towns to pay with cards on the spot. We also offer our customers other payment options including online payment, wire transfer and postal remittance.

Since 2014, we have a new brand image and a new slogan “敢做敢当当” (“dare to do, and dare to be”). To broaden our service offerings and maintain our competitiveness, we are exploring a number of new business initiatives, which include:

•	Digital reading and publishing—Leveraging our large and engaged customer base and our strong book selling business, we have launched Dangdang e-Reader, page flipping e-books, leisure reading, audio book and other products to cater to increasing customer demand for digital reading. We have developed interactive features on our digital reading platform, such as book review posting and personalized recommendations, to foster a sense of online community and increase customer loyalty. We are also expanding our digital publishing platform by capitalizing on our relationship with book publishers and enabling them to utilize our digital reading products for original content publishing.

•	Mobile platform—Our consumers are increasingly using mobile devices for online shopping. In the three months ended December 31, 2014, mobile orders accounted for over 30% of our total orders. In 2014, we developed new features and upgraded our mobile application to enhance our customers’ mobile shopping experience. We intend to continue to invest in mobile technology to deliver a convenient and reliable mobile shopping experience.

•	Bulk sales—Our leading position in the e-commerce industry provides us with a promising opportunity to further broaden our sales channels. In 2014, we expanded bulk sales as a new business initiative, which allows our customers to order books and general merchandise in bulk from our website. We intend to further expand our bulk sales business as it benefits us, our customers and business partners.

Our Internet Platform

Our internet platform consists of our dangdang.com website and our Dangdang mobile shopping application.

On our internet platform, we sell books and other media products and general merchandise that we source from publishers, manufacturers and distributors in China. In July 2009, we introduced the dangdang.com marketplace program, under which third-party merchants can sell general merchandise products alongside our products and customers can purchase these products through the same checkout process. In May 2013, we broadened our sales formats by launching a flash sales channel on our internet platform. Currently our flash sales channel focuses mainly on apparel products.

Our Website. Our website features a user-friendly and intuitive interface designed for consumers in China that allows them to conveniently search for, find and purchase the products they are looking for. In addition, we have a mobile version of our website. We have designed our website to create a reliable, secure, enjoyable and convenient online shopping experience for our customers in order to promote brand loyalty and repeat purchases.

Our Mobile Application. Our Dangdang mobile application for Android and iOS operating systems allows customers to efficiently view, select and purchase products on their mobile devices. The layout of products offered on our Dangdang application is intuitive and easy to use. Customers can conveniently browse and search for products based on product functionality and can sort product listings by popularity, consumer ratings, price and brand.

•	Browsing. Our internet platform provides users with useful information on the products for sale, such as a description of the product and, in many cases, images of the product. Our internet platform also offers the following popular features: Flash Sales, Dangdang Best Sellers, Special Sale, Also Buy, Also View and Online Reading. Flash Sales features time-limited sales of in-season and off-season products that are limited in availability, which is particularly suited for consumers who seek products with good quality for value and enjoy exciting online shopping experience. The Dangdang Best Sellers feature allows users to view the most purchased items in the past. A user can sort the best-selling items by product category and by period of time. The Special Sale feature allows users to view promotional items with deep per-item or volume discounts or free gifts on offer all on one webpage. The Also Buy and Also View features allow users who are interested in one particular product to obtain personalized recommendations based on the viewing or purchasing records of other customers who have also viewed or bought the same product. The Online Reading feature at Dangdang bookstore allows users to view the first several chapters of new arrival books, and to purchase and read e-books on PC as well as on Android phone, Android pad, iPhone and iPad mobile devices.

•	Searching and Sorting. Our customers are able to search for more than 2,000,000 stock keeping units, or SKUs, on our internet platform. For books, we provide a selection of search tools based on title, author, publisher, ISBN, price range and discount, publication date and on-shelf date. For other media products and general merchandise, we provide search tools based on different criteria such as product category, price, brand, size and color. Users can also sort products by popularity, price, arrival date and rating of third-party merchants.

•	Product Reviews and Online Community. We encourage our customers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other customers who are interested in these products. Users of our Dangdang online community can read and post reviews on books, general merchandise, music, TV shows and movies and initiate or participate in discussions in different forums. The online community provides users of our internet platform with an interactive experience that is intended to encourage them to return to our internet platform frequently, which we believe in turn promotes user loyalty and increases repeat purchases.

•	Personalized Services. We offer a personalized e-commerce experience by enabling our users to build online shopper profiles reflecting their tastes and interests and by delivering targeted product recommendations based on users’ browsing and purchase histories and their wish lists. Each of our customers has a unique user name and password, which allows him or her to track order status and check bonus points accumulated from previous purchases. To facilitate our customers’ checkout process, we generate their preferred delivery address, shipping method and payment option at checkout based on information they have previously provided. Even before customers log into their account, our system can recognize them by their browsing histories stored in the cookie and make personalized recommendations based on their browsing histories. We also analyze each customer’s purchase patterns and send personalized e-mail notices periodically, updating them on new product launches and promotional and marketing events. We have developed additional personalized services that are tailored for users of our mobile applications, such as location-based recommendations.

•	Checking Out. To purchase products on our internet platform, our customers simply click to add an item to their virtual shopping cart. Customers can add or remove items in their shopping cart before making a final purchase decision. First-time purchasers need to set up a Dangdang account and fill out contact information, shipping and payment details. Existing customers can access their preferred checkout options by logging into their accounts. Our information system automatically confirms each order by e-mail within seconds after the order is placed and updates customers by e-mail or mobile phone text message, or SMS, shortly after orders are shipped.

Our Product Offerings

Books and Other Media Products

We have focused on selling books online. As of December 31, 2014, we offered approximately 1,000,000 book titles on our principal business, including more than 990,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. In December 2011, we launched an e-book platform to further enhance our customers’ shopping experience. We currently offer approximately 200,000 book titles through the e-book platform.

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

Among the several major categories of general merchandise available on our internet platform, we focus on expanding our own offerings in selected categories and we invite third-party merchants to sell selected product categories to our customers through our dangdang.com marketplace program, which generates revenues from commissions and annual listing fees charged to third-party merchants. We currently have approximately three million SKUs of general merchandise products we sell directly to customers or offered by third-party merchants.

To satisfy the growing needs of our customer base, we broadened our sales formats by launching a flash sales channel in May 2013. While our flash sales channel currently focuses mainly on apparel, we are in the process of broadening the product offerings to include books and other media products, as well as general merchandise.

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

Product Sourcing and Pricing

Product Procurement

We source our products from domestic publishers, manufacturers and distributors. Our nationwide e-commerce distribution platform and comprehensive database of customer preferences and shopping habits enable us to provide significant value to our suppliers, helping them reach our sizeable customer base and target their product offerings more effectively. As a result, we have strong relationships with a network of approximately 4,000 suppliers across China. For our books and other media products, we have long-term relationships with a number of strategic suppliers, who, in some cases, have given us exclusive rights to sell certain popular or hard-to-find books and other media products on more favorable terms within certain prescribed periods. To obtain these favorable terms, we usually commit to meet certain minimum sales target requirements. Due to our large purchase volume, quick product turnover and timely payment, we are able to negotiate favorable supply terms, such as lower procurement prices and shorter lead times, from our suppliers. We typically negotiate and enter into supply agreements on an annual basis. None of our suppliers accounted for more than 10% of the total value of our products in any of the past three years ended December 31, 2014.

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

Our payment options include cash-on-delivery, online payment, wire transfer and postal remittance. Most of our customers prefer cash-on-delivery. Under this option, our third-party courier companies deliver products to customers’ designated addresses and collect payment on site. We have built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in approximately 3,000 cities and towns across China. This payment method not only provides our customers with a secure and convenient payment option, but has also enabled us to reduce our operating expenses as we can combine payment and delivery services by using the same third-party courier companies without incurring additional fees. We have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 2,000 cities and towns to pay with cards on the spot. Our internet platform also supports online payment with credit cards and debit cards issued by major banks in China as well as payment through third-party online payment agents.

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

Fulfillment

Our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have 37 logistics centers, including 8 front delivery centers, in 12 cities. Our logistics centers have warehouse space totaling approximately 420,000 square meters in size. In most cases, orders are automatically allocated to a nearby logistics center for fulfillment and parcels are delivered directly to the customers from that center. In the event that a specific item in the order is not available in the nearby logistics center, the unfulfilled part of the order will be automatically routed through our computer system to the central logistics center and delivered separately from the central logistics center to the relevant regional logistics centers, and finally to the customers. In addition, we provide same-day delivery service to customers in 28 cities and next-day-delivery-service to customers in 607 cities as well as door-to-door return and exchange service in 1,761 cities and towns.

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

We provide our customers with an array of online self-service features. For example, a customer can use the “my-account” features on our internet platform to track the order and shipment status, review estimated delivery dates, cancel unshipped items, change delivery information and payment options, combine orders and return items.

In addition, our customers can contact customer service representatives through real-time online chat or through our customer service e-mail address around the clock, or through our customer service hotline 24 hours a day, seven days a week. Our customer service center, located in Beijing, had more than 440 employees as of December 31, 2014. They are trained to address customer inquiries, handle customers’ requests to exchange or return products and resolve customer complaints. We maintain service quality by placing emphasis on careful selection of personnel and regularly monitoring the performance of our representatives. Each new representative is required to complete a two-month mandatory training program, including in-class instruction and exams and on-the-job coaching, and representatives also attend regular training sessions conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills.

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

Marketing and Promotion

We seek to strengthen the Dangdang brand name and build strong customer loyalty through our marketing and promotional efforts.

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

Competition

The online retail environment for our products is intensely competitive. Our current or potential competitors include: (i) online retailers and e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com, and Jumei; (ii) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; (iii) a number of indirect competitors, including internet portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers; and (iv) providers of electronic books and digital content.

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

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 28, 2015, we registered 88 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, 83 trademarks and service marks and 4 patents, and had 162 trademark applications pending in China.

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

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the MOC, and the National Development and Reform Commission. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Regulations Relating to Foreign-invested Enterprises Engaging in Retail Businesses

As an online retailer, we are subject to regulations relating to foreign-invested enterprises engaging in the retail business. In April 2004, the MOC issued the Administrative Measures on Foreign Investment in Commercial Sectors, or the Measures. Pursuant to the Measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Measures.

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

In May 2010, the SAIC issued the Interim Measures for the Trading of Commodities and Services through the Internet effective in July 2010, which requires internet service providers that operate internet trading platforms to register and verify online shop owners’ identities along with their business credentials, establish mechanisms to ensure safe online transactions, protect online shoppers’ rights, and prevent the sale of counterfeit goods. We are subject to this rule as a result of our operation of the dangdang.com marketplace program.

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

In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information, or the Decision. Most requirements under the Decision that are relevant to internet content providers are consistent with the requirements already established under the provisions as discussed above, though often more strict and broad. Under the Decision, if an internet content provider wishes to collect or use personal electronic information, it must do so in a lawful and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. Internet content providers are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. Internet content providers are further prohibited from disclosing, distorting or destroying any such personal electronic information, or selling or proving such information to other parties. The Decision also requires that internet content providers providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the Decision provides that violators may face warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings and closure of websites. As an internet content provider, we are subject to the Decision.

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

Furthermore, according to the Notice on Promoting the Healthy Development of Online Distribution of Publications issued by the General Administration of Press and Publication in December 2010, any entities engaging in online publications distribution in China must apply for the Publications Operation Permit with the notation “online distribution.” As of the date of this annual report, the Publication Operation Permits possessed by Dangdang Information and Tianjin Dangdang Information and the Audio-Video Product Business Permit possessed by Dangdang Kewen contain the “online distribution” notation. Wuxi Dangdang Information’s Publication Operation Permit does not contain such a notation. Based on our informal communication with Wuxi local government, it is not mandatory for a company like Wuxi Dangdang Information to apply for “online distribution” notation in Wuxi. However, if the relevant local authority subsequently determines that Wuxi Dangdang Information is subject to such requirement, Wuxi Dangdang Information may be subject to penalties for failing to applying for such “online distribution” notation. These penalties may include fines and disgorgement of gains or revocation of business license of Wuxi Dangdang Information, although we believe that, as a matter of practice, government authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation, or SAT, in April 2009, which is amended and supplemented by the Announcement Regarding the Determination of PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by SAT on January 29, 2014, regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities.

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

In January 2009, SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued Circular 698. Both Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, the SAT issued Public Notice 7, to supersede tax rules in relation to the Indirect Transfer of Shares under Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 covers transactions involving not only Indirect Transfer of Shares as set forth under Circular 698 but also transactions involving an overseas enterprise’s indirect transfer of other property or assets (such as real properties) located in China, collectively, PRC Taxable Properties, through transfer of shares of an offshore intermediary company.

Pursuant to Public Notice 7, in the event that non-residential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial reason in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. Under Public Notice 7, subject to certain exceptions such as internal group restructurings and purchase and sale of shares of the same publicly-listed oversea enterprise in a public securities market, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Public Notice 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. As a result, where non-resident investors were involved in our private equity financing or share transfer between two or more offshore parties, if such transactions were determined by the tax authorities to lack reasonable commercial reason, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7, which may have an adverse effect on our financial condition and results of operations.

The PRC tax authorities have considerable discretion under Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 59, Circular 698 or Public Notice 7, our income tax costs associated with such potential acquisitions may be increased. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

In November 2011, the Ministry of Finance and SAT promulgated the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this program and relevant notices, from January 1, 2012, a VAT has been adopted to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions. The pilot program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, Tianjin and Jiangsu province, in 2012, and further expanded nationally in 2013. Under the pilot program, a VAT rate of 6% applies to some modern service industries, including our third-party marketplace business and online advertising service.

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

Pursuant to the Notice Regarding the Continuation of Value-added Tax and Business Tax Preferential Policies for the Public Cultural Industry promulgated by the Ministry of Finance and SAT in December 2013, or Circular 87, value-added tax is exempted for the wholesale and retail of books from January 1, 2013 to December 31, 2017. According to Circular 87, the exempted value-added tax or business tax that have been collected before the issuance of Circular 87 can be used to offset future value-added tax and business tax, or be refunded. Our PRC subsidiaries and our affiliated PRC entity and its subsidiary located in Beijing, Tianjin and Jiangsu have submitted the applications to the relevant governmental authorities and have been approved for value-added tax exemption from the wholesale and retail of books since January 1, 2014. We applied for and received value-added tax refunds from the relevant governmental authorities amounting to RMB106 thousand (US$17 thousand) during 2014.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which will take effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

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

Regulations Relating to E-Commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the SAIC or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, which terminated the above interim measures and became effective in March 2014. The Administrative Measures for Online Trading further strengthen the protection of consumers and impose more stringent requirements and obligations on online business operators and third-party online marketplace operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. We are subject to these measures as a result of our online direct sales and online marketplace.

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

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

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of common shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, entities and individuals will be required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration. We cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

SAFE Regulations on Employee Share Options

In February 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the Share Option Rule. Pursuant to the Share Option Rule, PRC residents who are granted share options by an overseas publicly listed company are required to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted share options are subject to these regulations. We and our PRC share option holders are in the process of registering with SAFE. Failure of our PRC share option holders or us to complete their SAFE registrations may subject these PRC employees or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

C.	Organizational Structure

The following diagram sets out details of our significant subsidiaries and affiliated entities:

E-Commerce China Dangdang Inc.
(Cayman Islands)
100%
Offshore
PRC
Ms. Peggy Yu Yu and Mr. Guoqing Li[1]
100%
Beijing Dangdang Information Technology Co., Ltd.
(PRC)
Beijing Dangdang Kewen E-Commerce Co., Ltd.
(PRC)
99%
1%
100%
99%
Wuxi Dangdang Information Technology Co., Ltd.
(PRC)
1%
Wuxi Dangdang Kewen E-Commerce Co., Ltd.
(PRC)
Dangdang Information Technology (Tianjin) Co., Ltd.
(PRC)
Direct Ownership
Contractual arrangements

(1)	Each of Ms. Peggy Yu Yu and Mr. Guoqing Li, wife and husband, owns 50% of the equity interest in Dangdang Kewen.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen’s shareholders. Through the contractual arrangements with Dangdang Kewen and its shareholders described below, we exercise effective control over the operations of Dangdang Kewen and receive economic benefits generated from shareholders’ equity interests in this entity. Accordingly, we consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. In 2012, 2013 and 2014, Dangdang Kewen and its subsidiary contributed in aggregate 4.1%, 4.9% and 4.2%, respectively, of our consolidated net revenues.

Loan Agreement. The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010 and as further amended in August 2013. Under this loan agreement, as amended, Dangdang Information has granted an interest-free loan of RMB20 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. Dangdang Information may request repayment of the loan with 30 days’ advance notice and may decide the loan to be repaid in cash or in other forms. The Dangdang Kewen shareholders may not, without the prior written consent of Dangdang Information, choose to repay the loan in advance. Dangdang Information may increase the amount of loan to the shareholders of Dandang Kewen from time to time to support the continued development of Dangdang Information’s business operations.

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

Equity Pledge Agreement. The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012 and in August 2013, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above loan agreement, as amended, the exclusive technical support service agreement and the exclusive call option agreement, as amended. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. However, to the extent there is a distribution, including but not limited to any loans, the shareholder of Dangdang Kewen have to remit such distribution in full to Dangdang Information immediately. The shareholders of Dangdang Kewen may not transfer or assign their equity interest in Dangdang Kewen, their rights and obligations under the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without the prior written consent of Dangdang Information. Dangdang Information shall provide necessary financial support to Dangdang Kewen to fund any losses incurred during the term of the pledge and cannot request for repayment if Dangdang Kewen is unable to do so. If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. This agreement shall not be terminated until all of the secured indebtedness has been fully discharged. The equity pledges between the shareholders of Dangdang Kewen and Dangdang Information have been registered with the local administration for industry and commerce.

In the opinion of Beijing DHH Law Firm, our PRC legal counsel, our current ownership structure and the ownership structure of our subsidiary and our affiliated PRC entity are in compliance with existing PRC laws and regulations, and each of the control agreements under the contractual arrangements between our subsidiary, our affiliated PRC entity and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. See the several risks discussed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

D.	Property, Plants and Equipment

Our headquarters are located in Beijing and we maintain leased warehouse facilities in Beijing, Wuxi, Guangzhou, Chengdu, Wuhan, Zhengzhou, Jinan, Shenyang, Fuzhou, Qingdao, Shanghai and Tianjin. The following table sets forth a summary of the leased properties as of December 31, 2014:

Location	Space	Usage of Property
(in thousands of square meters)
Beijing	47.0	Office space, Data centers and Warehouses
Wuxi	49.5	Warehouses
Wuhan	34.1	Warehouses
Guangzhou	72.5	Warehouses
Zhengzhou	31.4	Warehouses
Chengdu	20.7	Warehouses
Jinan	21.2	Warehouses
Shenyang	19.1	Warehouses
Fuzhou	20.9	Warehouses
Qingdao	4.6	Warehouses
Shanghai	21.8	Warehouses
Tianjin	100.0	Warehouses

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

Overview

We generate product revenues from selling books and other media products and general merchandise products to customers. Product revenues constituted most of our net revenues in the three years ended December 31, 2014. We have focused on selling books online. As of December 31, 2014, we offered approximately 1,000,000 book titles on our principal business, including more than 990,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We currently generate most of our product revenues from selling books and other media products. We also sell general merchandise products and have gradually expanded our general merchandise product offerings to fashion and apparel; beauty and personal care products, home and lifestyle products, and baby, children and maternity products and other products. Product revenues from selling general merchandise to our customers have comprised a relatively small portion of our product revenues in the past. We also offer the dangdang.com marketplace program, whereby we charge third-party merchants service fees for selling their general merchandise on our internet platform.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB5,193.8 million in 2012 to RMB7,957.0 million (US$1,282.4 million) in 2014, representing a CAGR of 23.8%. In 2014, our total net revenues of RMB7,957.0 million (US$1,282.4 million), represented a 25.8% increase from RMB6,325.0 million for 2013. We had net losses of RMB443.9 million and RMB142.9 million in 2012 and 2013, respectively, and achieved net income of RMB88.1 million (US$14.2 million) in 2014.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s B2C e-commerce market, and China’s online retail and retail industries in general, which include China’s overall economic growth, per capita disposable income and consumer spending, growth of internet penetration, B2C e-commerce and the online retail and retail industries in general, and government policies and initiatives affecting online commerce. Unfavorable changes in any of these general industry conditions could negatively affect demand for products and negatively and materially affect our results of operations.

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

To understand product revenues generated from our product sales, we monitor and strive to improve the following key business metrics:

•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us on our internet platform at least once during that period.

•	Total number of orders. We closely monitor the total number of orders as an indicator of revenue trends.

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	3,252,511	62.6	4,050,122	64.0	5,036,039	811,662	63.3
General merchandise	1,768,292	34.1	1,995,451	31.6	2,599,411	418,949	32.7
Other revenue	173,006	3.3	279,425	4.4	321,513	51,818	4.0
Total net revenues	5,193,809	100.0	6,324,998	100.0	7,956,963	1,282,429	100.0

We primarily focus on selling books online and most of our total net revenues have been derived from the sale of books and other media products. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. In the meantime, we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources. Since 2012, our other revenues, which include the marketplace program revenues and advertising revenues, have grown significantly. We expect continued growth of other revenue in the near future as we further develop our marketplace program and advertising business.

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

In accordance with its policy, we review the estimated obsolete inventories on an ongoing basis. In 2012, the review indicated that our inventories were less susceptible to obsolescence and changes in the marketplace. As a result, effective from January 1, 2012, we changed our estimates of the obsolete inventories to better reflect the utility of the inventory. The change in estimate resulted in a decrease of loss from operations and net loss by approximately RMB23,490 or RMB0.56 per basic and diluted common shares for the year ended December 31, 2012. There was no significant change in the estimates of the obsolescence for the years ended December 31, 2013 and 2014.

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

We had the following option grants in 2012, 2013 and 2014 under the 2004 and 2010 plans:

Grant Date	Number of Class A Common Shares Underlying Options Granted	Exercise Price Per Share (US$)	Fair Value Per Class A Common Share at the Grant Date (US$)
November 12, 2012	928,500	0.794	0.409
November 12, 2012	93,000	0.794	0.36
July 16, 2013	1,053,500	1.40	0.79
August 26, 2013	2,850,000	1.572	1.11
February 25, 2014	1,550,000	1.996	1.01
August 1, 2014	663,500	2.714	1.57

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

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the periods presented:

	2012	2013	2014
Expected volatility range	70.34%	73.73%-74.20%	74.86%-75.0%
Risk-free interest rate	1.1%	2.00%-2.25%	2.14%-2.17%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5-2.5	1.5-2.5	1.5-2.8

The total share-based compensation expense during the years ended December 31, 2012, 2013 and 2014 was RMB11.2 million, RMB11.1 million and RMB10.4 million (US$1.7 million), respectively.

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

In accordance with the provisions of ASC 740, Income Taxes, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, included in the income tax expenses for the three years ended December 31, 2014 may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	3,252,511	62.6%	4,050,122	64.0%	5,036,039	811,662	63.3%
General merchandise	1,768,292	34.1%	1,995,451	31.6%	2,599,411	418,949	32.7%
	5,020,803	96.7%	6,045,573	95.6%	7,635,450	1,230,611	96.0%
Other revenue	173,006	3.3%	279,425	4.4%	321,513	51,818	4.0%

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
Total net revenues	5,193,809	100.0%	6,324,998	100.0%	7,956,963	1,282,429	100.0%
Cost of revenues	(4,469,455)	(86.1)%	(5,224,114)	(82.6)%	(6,487,201)	(1,045,547)	(81.5)%
Gross profit	724,354	13.9%	1,100,884	17.4%	1,469,762	236,882	18.5%
Operating expenses (1):
Fulfillment	(736,191)	(14.2)%	(727,683)	(11.5)%	(775,534)	(124,993)	(9.7)%
Marketing	(195,938)	(3.8)%	(260,988)	(4.1)%	(374,227)	(60,314)	(4.7)%
Technology and content	(153,267)	(3.0)%	(180,158)	(2.8)%	(208,214)	(33,558)	(2.6)%
General and administrative	(137,473)	(2.6)%	(148,919)	(2.4)%	(165,284)	(26,639)	(2.1)%
Government grants and value-added tax refunds	9,216	0.2%	21,392	0.3%	113,781	18,338	1.4%
Total operating expenses	(1,213,653)	(23.4)%	(1,296,356)	(20.5)%	(1,409,478)	(227,166)	(17.7)%
Loss from operations	(489,299)	(9.4)%	(195,472)	(3.1)%	60, 284	9,716	0.8%
Interest income	38,695	0.7%	30,727	0.5%	44,839	7,227	0.5%
Interest expense	(7,603)	(0.1)%	(6,042)	(0.1)%	—	—	—
Other income (expense), net	14,356	0.3%	27,922	0.4%	(17,006)	(2,741)	(0.2)%
Total non-operating income	45,448	0.9%	52,607	0.8%	27,833	4,486	0.3%
Loss before income taxes	(443,851)	(8.5)%	(142,865)	(2.3)%	88,117	14,202	1.1%
Income tax (expense) benefit	—	—	—	—	—	—	—
Net loss attributable to common shareholders	(443,851)	(8.5)%	(142,865)	(2.3)%	88,117	14,202	1.1%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Total Net Revenues	RMB	% of Total Net Revenues	RMB	US$	% of Total Net Revenues
	(in thousands, except for percentages)
Fulfillment	1,922	0.0%	1,755	0.0%	2,126	343	0.0%
Marketing	332	0.0%	412	0.0%	509	82	0.0%
Technology and content	1,015	0.0%	964	0.0%	1,075	173	0.0%
General and administrative	7,918	0.2%	7,977	0.2%	6,707	1,081	0.1%
Total share-based compensation expenses	11,187	0.2%	11,108	0.2%	10,417	1,679	0.1%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total net revenues. Our total net revenues increased by 25.8% from RMB6,325.0 million in 2013 to RMB7,957.0 million (US$1,282.4 million) in 2014. This increase was primarily attributable to increases in product revenues from our principal business and other revenue generated from third-party merchants participating in our marketplace program.

Revenues from sales of books and other media products increased by 24.3% from RMB4,050.1 million in 2013 to RMB5,036.0 million (US$811.7 million) in 2014. Product revenues from sales of general merchandise products increased by 30.3% from RMB1,995.5 million in 2013 to RMB2,599.4 million (US$418.9 million) in 2014. Other revenue including revenues from third-party merchants increased by 15.1% from RMB279.4 million in 2013 to RMB321.5 million (US$51.8 million) in 2014.

The increase in revenues was primarily attributable to the increased number of active customers and orders and larger order size. The total number of active customers and orders amounted to 24.3 million and 72.1 million, respectively, in 2014, compared to 20.9 million and 63.6 million, respectively, in 2013. The increase in the number of active customers was largely due to an increase in the number of new customers from 10.7 million in 2013 to 13.3 million in 2014 and the enlarged active customer base as a result of our ability to retain existing customers.

Cost of revenues. Our cost of revenues increased by 24.2% from RMB5,224.1 million in 2013 to RMB6,487.2 million (US$1,045.5 million) in 2014, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 33.5% from RMB1,100.9 million in 2013 to RMB1,469.8 million (US$236.9 million) in 2014 and our gross margin increased from 17.4% to 18.5% during the same period. The increase in gross margin was primarily due to the strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace, under which the revenue is recognized on a net basis.

Fulfillment expenses. Our fulfillment expenses increased by 6.6% from RMB727.7 million in 2013 to RMB775.5 million (US$125.0 million) in 2014. Our fulfillment expenses as a percentage of total net revenues decreased from 11.5% to 9.7% during the same period, primarily due to the increase in employee productivity, more efficient warehouse operation and larger order size.

Marketing expenses. Our marketing expenses increased by 43.4% from RMB261.0 million in 2013 to RMB374.2 million (US$60.3 million) in 2014. Our marketing expenses as a percentage of total net revenues increased from 4.1% to 4.7% during the same periods, primarily due to increased investments in online marketing programs to build awareness of a number of strategically important product categories offered on our internet platform and to promote our mobile application.

Technology and content expenses. Our technology and content expenses increased by 15.6% from RMB180.2 million in 2013 to RMB208.2 million (US$33.6 million) in 2014. Our technology and content expenses as a percentage of total net revenues decreased from 2.8% to 2.6% during the same periods. The decrease in our technology and content expenses as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses. Our general and administrative expenses increased by 11.0% from RMB148.9 million in 2013 to RMB165.3 million (US$26.6 million) in 2014. Our general and administrative expenses as a percentage of total net revenues decreased from 2.4% to 2.1% during the same periods. The decrease in general and administrative expenses as a percentage of total net revenues was primarily due to large scale and improved management efficiency.

Government grants and value-added tax refunds. Our government grants and value-added tax refunds in 2014 totaled RMB113.8 million (US$18.3 million), attributable to value-added tax refunds and other government subsidies we received in 2014.

Interest income. Our interest income increased by 45.9% from RMB30.7 million in 2013 to RMB44.8 million (US$7.2 million) in 2014, primarily due to our increased cash balances in interest-bearing accounts.

Interest expense. Our interest expense decreased from RMB6.0 million in 2013 to RMB nil (US$ nil) in 2014, primarily attributable to our decreased short-term bank loans.

Other income (expenses), net. Our other income (expenses) decreased from income of RMB27.9 million in 2013 to expenses of RMB17.0 million (US$2.7 million) in 2014, primarily due to the exchange loss.

Tax expense. Our tax expense for the year ended December 31, 2014 is nil, primarily due to the utilization of accumulated tax losses to offset taxable income in 2014. In the meantime, as we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized in the future, we recognized a full valuation allowance against deferred tax assets in 2014. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be released, resulting in a tax benefit at that time.

Net income. As a result of the above, we achieved a net income of RMB88.1 million (US$14.2 million), or 1.1% of total net revenues in 2014, as compared to a net loss of RMB142.9 million or (2.3)% of total net revenues in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total net revenues. Our total net revenues increased by 21.8% from RMB5,193.8 million in 2012 to RMB6,325.0 million in 2013. This increase was primarily attributable to increases in product revenues from sales of our media products and other revenue generated from third-party merchants participating in our marketplace program.

Revenues from sales of books and other media products increased by 24.5% from RMB3,252.5 million in 2012 to RMB4,050.1 million. Product revenues from sales of general merchandise products increased by 12.8% from RMB1,768.3 million in 2012 to RMB1,995.5 million in 2013. Other revenue including revenues from third-party merchants increased by 61.5% from RMB173.0 million in 2012 to RMB279.4 million in 2013.

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

Cost of revenues. Our cost of revenues increased by 16.9% from RMB4,469.5 million in 2012 to RMB5,224.1 million in 2013, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 52.0% from RMB724.4 million in 2012 to RMB1,100.9 million in 2013 and our gross margin increased from 13.9% to 17.4% during the same period. The increase in gross margin was primarily due to the strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace, under which the revenue is recognized on a net basis.

Fulfillment expenses. Our fulfillment expenses decreased by 1.2% from RMB736.2 million in 2012 to RMB727.7 million in 2013, primarily due to more efficient operations. Our fulfillment expenses as a percentage of total net revenues decreased from 14.2% to 11.5% during the same period, primarily due to the increase in employee productivity, more efficiency warehouse operation and lower shipping costs.

Marketing expenses. Our marketing expenses increased by 33.2% from RMB195.9 million in 2012 to RMB261.0 million in 2013. Our marketing expenses as a percentage of total net revenues increased from 3.8% to 4.1% during the same periods, primarily due to increased investments in online marketing programs to build awareness of a number of strategically important product categories offered on our internet platform.

Technology and content expenses. Our technology and content expenses increased by 17.5% from RMB153.3 million in 2012 to RMB180.2 million in 2013. Our technology and content expenses as a percentage of total net revenues decreased from 3.0% to 2.8% during the same periods. The decrease in our technology and content expenses as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses. Our general and administrative expenses increased by 8.3% from RMB137.5 million in 2012 to RMB148.9 million in 2013. Our general and administrative expenses as a percentage of total net revenues decreased from 2.6% to 2.4% during the same periods. The decrease in general and administrative expenses as a percentage of total net revenues was primarily due to large scale and improved management efficiency.

Government grants. Our government grants in 2013 totaled RMB21.4 million, attributable to a tax subsidy and other government subsidies we received in 2013.

Interest income. Our interest income decreased by 20.6% from RMB38.7 million in 2012 to RMB30.7 million in 2013, primarily due to our decreased cash balances in interest-bearing accounts.

Interest expense. Our interest expense decreased from RMB7.6 million in 2012 to RMB6.0 million in 2013, primarily attributable to our decreased short-term bank loans.

Other income, net. Our other income increased from RMB14.4 million in 2012 RMB27.9 million in 2013, primarily due to the increased exchange income.

Tax expense. Our tax expense for the year ended December 31, 2013 is nil, primarily due to the valuation allowance of RMB47.2 million which offset our total deferred income tax benefit of RMB47.2 million, mainly relating to tax losses. As we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized, we recognized a full valuation allowance against deferred tax assets in 2013. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be released, resulting in a tax benefit at that time.

Net loss. As a result of the above, we incurred a net loss of RMB142.9 million, or (2.3)% of total net revenues in 2013, as compared to a net loss of RMB443.9 million or (8.5)% of total net revenues in 2012.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)” and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern.” This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis,” which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-02 on our consolidated financial statements.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were increases of 2.6%, 2.6% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and rental expenses may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of our cash and cash equivalents. We are not able to hedge our exposure to higher inflation in China.

B.	Liquidity and Capital Resources

We have financed our operations primarily through investments from our shareholders, cash flows from operations and short-term bank loans. We believe that our current cash and cash equivalents, time deposits and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the coming year. As of December 31, 2014, we had RMB350.9 million (US$56.6 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use, and highly liquid investments with original stated maturities of three months or less. We had RMB674.4 million (US$108.7 million) in time deposits as of December 31, 2014. Time deposits are interest bearing bank deposits with maturity terms of more than three months, which are subject to minimal risks of principal loss. We had RMB23.7 million (US$3.8 million) in restricted cash as of December 31, 2014. Restricted cash represents deposit not readily available to us, mainly relating to the cash pledged as security deposit of bankers’ acceptance notes as of December 31, 2014. In addition, we had RMB350.0 million (US$56.4 million) in held-to-maturity investments as of December 31, 2014. Held-to-maturity investments are investments with maturity terms of less than twelve months, which are subject to limited risks of principal loss.

As of December 31, 2014, we had no outstanding short-term or long-term loans.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(133,952)	272,708	264,974	42,706
Net cash provided by (used in) investing activities	613,478	(454,462)	(272,618)	(43,938)
Net cash (used in) provided by financing activities	(241,310)	114,241	4,366	704
Net increase (decrease) in cash and cash equivalents	239,741	(79,430)	(2,327)	(375)
Cash and cash equivalents at beginning of year	192,962	432,703	353,273	56,937
Cash and cash equivalents at end of year	432,703	353,273	350,946	56,562

Operating Activities

Net cash provided by operating activities amounted to RMB265.0 million (US$42.7 million) in 2014, which was primarily attributable to net income of RMB88.1 million (US$14.2 million), adjusted for certain non-cash expenses consisting primarily of depreciation expense of RMB53.5 million (US$8.6 million) and share-based compensation expense of RMB10.4 million (US$1.7 million) and decrease in working capital. The decrease in working capital was primarily attributable to the increase in trade payables of RMB508.7 million (US$82.0 million), the increase in deferred revenue of RMB211.9 million (US$34.1 million), the increase in accrued expenses and other current liabilities amounting to RMB83.1 million (US$13.4 million), partially offset by the increase in inventories of RMB440.3 million (US$71.0 million), and the increase in prepaid expenses and other current assets of RMB242.5 million (US$39.1 million). The increase in accrued expenses and other current liabilities was primarily attributable to the increase in deposits from service providers of RMB48.7 million (US$7.8 million). The increase in prepaid expenses and other current assets was primarily attributable to the increase of prepayments to suppliers of RMB200.5 million (US$32.3 million). The amount of deposits from delivery service providers and merchants in the marketplace program increased from RMB96.1 million as of December 31, 2013 to RMB144.8 million (US$23.3 million) as of December 31, 2014. Such an increase in deposits from service providers and merchants was primarily attributable to the increase of approximately RMB51.0 million (US$8.2 million) in deposits received from merchants in the marketplace program, partially offset by the decrease of approximately RMB2.3 million (US$0.4 million) in deposits from delivery service providers in 2014. The number of deposit-paying merchants increased by over 1500, or over 29%, from 2013 to 2014. The amount of prepayment to suppliers increased from RMB88.3 million as of December 31, 2013 to RMB288.8 million (US$46.5 million) as of December 31, 2014. Prepayments to suppliers are primarily related to advance payments that we made to suppliers of products under certain general merchandise categories. We make such prepayments to secure better pricing and on-time delivery. Such an increase in prepayment to suppliers was primarily attributable to the increased sales volume of certain general merchandise categories, where suppliers generally require prepayments for popular or new products.

Net cash provided by operating activities amounted to RMB272.7 million in 2013, which was primarily attributable to net loss of RMB142.9 million, adjusted for certain non-cash expenses consisting primarily of depreciation expense of RMB48.0 million and share-based compensation expense of RMB11.1 million and decrease in working capital. The decrease in working capital was primarily attributable to the increase in trade payables of RMB406.9 million, the increase in deferred revenue of RMB177.8 million, the increase in accrued expenses and other current liabilities amounting to RMB186.9 million, partially offset by the increase in inventories of RMB275.3 million, and the increase in prepaid expenses and other current assets of RMB128.9 million. The increase in accrued expenses and other current liabilities was primarily attributable to the increase in deposits from service providers of RMB33.5 million and the increase in prepaid expenses and other current assets was primarily attributable to the increase of prepayments to suppliers of RMB64.9 million. The amount of deposits from delivery service providers and merchants in the marketplace program increased from RMB62.6 million as of December 31, 2012 to RMB96.1 million as of December 31, 2013. Such an increase in deposits from service providers was primarily attributable to the increase of approximately RMB29.5 million in deposits received from merchants in the marketplace program and the increase of approximately RMB4.0 million in deposits from logistic providers in 2013. The number of deposit-paying merchants increased by over 1,800, or over 76%, from 2012 to 2013. The amount of prepayment to suppliers increased from RMB23.4 million as of December 31, 2012 to RMB88.3 million as of December 31, 2013. Such an increase in prepayment to suppliers was primarily attributable to the increased sales volume of certain general merchandise categories, where suppliers generally require prepayments for popular or new products.

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

Investing Activities

Net cash used in investing activities amounted to RMB272.6 million (US$43.9 million) in 2014, which was primarily attributable to purchases of held-to-maturity investments of RMB1,760.0 million (US$283.7 million), short-term time deposits of RMB1,189.9 million (US$191.8 million) and available-for-sale investments of RMB100.0 million (US$16.1 million), partially offset by proceeds from maturity of held-to-maturity investments of RMB1,410.0 million (US$227.3 million), maturity of short-term time deposits of RMB1,368.7 million (US$220.6 million), proceeds received from available-for-sale investments of RMB100.0 million (US$16.1 million), and purchases of plant and equipment of RMB101.5 million (US$16.4 million) which included the deposit paid for the purchases of plant and equipment.

Net cash used in investing activities amounted to RMB454.5 million in 2013, which was primarily attributable to short-term time deposit of RMB943.2 million, which was partially offset by maturity of short-term deposits of RMB582.4 million, and purchases of plant and equipment of RMB93.7 million which included the deposit paid for the purchases of plant and equipment.

Net cash provided by investing activities amounted to RMB613.5 million in 2012, which was primarily attributable to the proceeds of RMB1,448.8 million, partially offset by short-term time deposits of RMB762.4 million, and purchases of plant and equipment of RMB92.9 million which included the deposit paid for the purchases of plant and equipment.

Financing Activities

Net cash provided by financing activities amounted to RMB4.4 million (US$0.7 million) in 2014, which was attributable to the proceeds from exercise of share options.

Net cash provided by financing activities amounted to RMB114.2 million in 2013, which was primarily attributable to the release of restricted cash placed with financial institutions in the amount of RMB709.4 million and repayment of short-term bank loans in the amount of RMB648.4 million, offset by the proceeds from short-term bank loans in the amount of RMB48.4 million.

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

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to set aside certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to a general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries. Since Dangdang Information and Wuxi Dangdang Information were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2012, 2013 and 2014. As Tianjin Dangdang Information was established in 2011 and was in an accumulated loss position in 2012, 2013 and 2014, no such reserve fund was appropriated for the years ended December 31, 2012, 2013 and 2014.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Our consolidated affiliated entities are required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Effective from January 1, 2006, under the amended PRC Company Law, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of our consolidated affiliated entities. Since Dangdang Kewen and Wuxi Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2012, 2013 and 2014.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. As of December 31, 2014, the total net assets of our PRC subsidiaries and our consolidated affiliated entities were negative.

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

Capital Expenditures

In 2012, 2013 and 2014, our capital expenditures amounted to RMB137.6 million, RMB93.7 million and RMB101.5 million (US$16.4 million), respectively. In the past, our capital expenditures consisted principally of expansion and updates of our fulfillment network and IT infrastructure. We paid our capital expenditures in these areas in 2014. We plan to fund capital expenditures primarily through current cash and cash equivalents and time deposits.

In October 2012, we commenced construction of a warehouse and office building in Tianjin, which will serve as our headquarter for the northern region. We completed the main parts of the construction in May 2014. We have paid approximately RMB44.7 million for the land use right, which was treated as prepaid land lease payments in our consolidated financial statements in accordance with U.S. GAAP. Our capital expenditure in connection with the construction of this warehouse and office building in Tianjin was RMB29.7 million, RMB67.2 million and RMB45.1 million (US$7.3 million) in 2012, 2013 and 2014, respectively.

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

Our technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services. We incurred RMB153.3 million, RMB180.2 million and RMB208.2 million (US$33.6 million) in technology and content expenses in 2012, 2013 and 2014, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating lease obligations	382,299	108,931	164,756	66,461	42,151
Capital expenditure obligations	20,578	13,087	7,491	—	—

G.	Safe Harbor

See “Forward-Looking Information” on pages 1 and 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peggy Yu Yu(1)	50	Co-Founder and Executive Chairwoman
Guoqing Li	51	Co-Founder, Director and Chief Executive Officer
Ruby Rong Lu	44	Independent Director
Ke Zhang	62	Independent Director
Xiaolong Li	50	Independent Director
Danqian Yao	44	Senior Vice President
Yue Wang	48	Vice President

Note:

(1)	Ms. Peggy Yu Yu has acted as our interim chief financial officer since April 2014.

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

Mr. Ke Zhang has been our director since November 2010. Mr. Zhang has also been the chairman and chief partner of Shine Wing Certified Public Accountants since 1999. From 1993 to 1999, Mr. Zhang was deputy managing partner and managing partner of Coopers & Lybrand CIEC. Prior to that, Mr. Zhang served as the managing director of CITIC Certified Public Accountants from 1987 to 1992 and project manager and director of China International Economic Consultants Inc., a member of CITIC Group, from 1982 to 1986. Mr. Zhang currently serves as an independent director of SEEC Media Group Limited, a company listed on the Hong Kong Stock Exchange. Mr. Zhang is also currently an outside director of China National Salt Industry Corporation. Mr. Zhang received his bachelor’s degree in economics from Renmin University of China in China.

Mr. Xiaolong Li has been our independent director since December 2010. Mr. Li currently serves as a director of two privately held companies, one in China and the other in the United States. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Since December 2013, Mr. Li has served as an independent director of KongZhong Corporation, a leading online games publisher and developer in China listed on Nasdaq. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.

Mr. Danqian Yao has served as the senior vice president of our Publications Department, Children’s Books Department, Digital Music and E-Books Department, and General Merchandise and Electronics Department since December 2011. Prior to this, he worked as the vice president of Mobile Business Department from January 2010. From March 2006 to 2009, Mr. Yao led a team to provide procurement services of media products when he was employed by Beijing Kewen Cambridge Book Co., Ltd., a company he joined in 1997. Mr. Yao received his bachelor’s degree of management information systems from Huazhong University of Science and Technology.

Ms. Yue Wang has served as our vice president of Children’s Books Department since January 2013. From April 2011 to January 2013, Ms. Wang served as our vice president of the Baby, Children and Maternity Department. From May 2009 to April 2011, Ms. Wang was a senior director of the Children’s Books section of our Media Department, where she had previously served as a chief editor from January 2006 to April 2009. She served as a director of editorial department in Beijing Kewen Guolue Co., Ltd. from May 2000 to December 2005. Ms. Wang received her bachelor’s degree in optics from Liaoning University in China.

B.	Compensation

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately RMB4.0 million (US$0.6 million) in cash to our executive officers and non-executive directors. Neither we nor our subsidiaries or affiliated entities have entered into any service contracts with our directors which provided for benefits upon termination of their services. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2004 plan and the 2010 plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with the success of our business and with those of our shareholders.

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 10,362,270 shares. As of February 28, 2015, there were options to purchase 636,355 shares outstanding under the 2010 plan.

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

The 2004 Plan

Under the 2004 plan, the maximum number of shares in respect of which options, restricted shares, or unrestricted shares may be granted is 53,286,540. We suspended implementing the 2004 plan on November 15, 2010, the date of effectiveness of our 2010 plan. At the annual general meeting on November 12, 2012, our shareholders approved and ratified our resumption of implementing the 2004 plan, only to the extent that the Class A common shares underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 plan, and with amendments made to the 2004 plan, reflecting (i) the extension of the term of the 2004 plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for us being a public company. As of February 28, 2015, total options to purchase an aggregate number of 19,186,335 Class A common shares have been granted and are outstanding under the 2004 plan.

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

The following table summarizes, as of February 28, 2015, the outstanding options that our executive officers and directors beneficially own under our share incentive plans.

Name	Class A Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guoqing Li	2,311,450	0.065	December 20, 2004	December 20, 2019
	4,944,320	0.183	December 20, 2004	December 20, 2019
	3,200,000	0.93	June 30, 2010	June 30, 2020
	2,500,000	1.572	August 26, 2013	August 26, 2020
Danqian Yao	*	0.065	December 20, 2004	December 20, 2019
	*	0.183	December 20, 2004	December 20, 2019
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019
Yue Wang	*	0.822	December 31, 2008	December 31, 2018
	*	0.93	June 30, 2010	June 30, 2020
	*	0.93	July 1, 2011	July 1, 2021
Ke Zhang	*	0.93	July 1, 2011	July 1, 2021
Ruby Rong Lu	*	0.93	July 1, 2011	July 1, 2021
Xiaolong Li	*	0.93	July 1, 2011	July 1, 2021
Total	14,246,895

* Less than one percent of our total outstanding share capital and together holding stock options exercisable for 1,291,125 Class A common shares.

As of February 28, 2015, other individuals as a group held options to purchase 5,575,795 Class A common shares of our company, with exercise prices ranging from US$0.065 to US$1.58 per Class A common share.

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

In 2014, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2014, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

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

In 2014, our corporate governance and nominating committee passed resolutions by unanimous written consent one time.

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

As of December 31, 2014, we had 3,210 full-time employees, including 2,163 in fulfillment, 81 in marketing, 621 in technology and content and 345 in general and administrative. We had a total of 2,390 and 2,907 employees as of December 31, 2013 and 2012, respectively. We also employ independent contractors and temporary personnel from time to time. As of December 31, 2014, we employed approximately 2,700 temporary personnel through third-party contractors.

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

The following tables set forth information concerning the beneficial ownership of our common shares by different classes as of February 28, 2015, the most recent practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 411,434,410 common shares outstanding as of February 28, 2015, including 9,291,230 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans.

Class A Common Shares

As of February 28, 2015, we have 279,557,750 Class A common shares outstanding including 275,727,410 Class A common shares represented by 55,145,482 ADSs. In addition, we have granted options to purchase a total of 19,842,580 Class A common shares to our directors, executive officers and other employees.

Class B Common Shares

As of February 28, 2015, we have 131,876,660 Class B common shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2015, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Common Shares Beneficially Owned Number		%(1)	Class B Common Shares Beneficially Owned Number		%(2)	Total Common Shares Beneficially Owned Number(3)	%(4)	Total Voting Power %(5)
Directors and Executive Officers:**
Peggy Yu Yu	3,135,840	(6)	1.1	13,000,000	(7)	9.9	16,135,840	3.9	8.3
Guoqing Li	12,578,270	(8)	4.5	118,876,660	(9)	90.1	131,454,930	32.0	75.2
Ruby Rong Lu(10)	*		*	—			*	*	*
Ke Zhang(11)	*		*	—			*	*	*
Xiaolong Li(12)	*		*	—			*	*	*
Danqian Yao	*		*	—			*	*	*
Yue Wang	*		*	—			*	*	*
All directors and executive officers as a group	16,986,355		6.1	131,876,660		100	148,863,015	36.2	83.6
Principal Shareholders:
Science & Culture International Limited(13)	1,185,000		0.4	97,000,000		73.5	98,185,000	23.9	60.8
Kewen Holding Co. Limited(14)	9,279,450		3.3	118,876,660		90.1	128,156,110	31.1	75.0

Notes:

* Less than 1% of our outstanding share capital.

** Except for Ms. Ruby Rong Lu, Mr. Xiaolong Li and Mr. Ke Zhang, the business address of our directors and executive officers is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of February 28, 2015, by the sum of 279,557,750, being the total number of Class A common shares outstanding, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of February 28, 2015.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of February 28, 2015, by 131,876,660, being the total number of Class B common shares outstanding.

(3)	Represents the sum of Class A common shares and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of 411,434,410, being the total number of common shares outstanding, and the number of common shares that such person or group has the right to acquire within 60 days of February 28, 2015, including through the exercise of any option.

(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.

(6)	Represents 3,135,840 Class A common shares held by Ms. Yu.

(7)	Represents 13,000,000 Class B common shares held by Ms. Yu.

(8)	Represents 3,298,820 Class A common shares issuable to Dyna-Best Corp upon exercise of options within 60 days after February 28, 2015, 8,094,450 Class A common shares issuable to Kewen Holding Co. Limited upon exercise of options within 60 days after February 28, 2015 and 237,000 ADSs representing 1,185,000 Class A common shares held by Science & Culture International Limited. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein.

(9)	Represents 21,876,660 Class B common shares held by Mr. Li through Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited.

(10)	The business address for Ms. Lu is Unit 1, Level 10, Tower W2 Oriental Plaza, No. 1 East Chang An Ave., Dong Cheng District, Beijing, China.

(11)	The business address for Mr. Zhang is c/o 9th Floor, Fu Hua Mansion, 8 Chaoyangmen North Avenue, Dongcheng District, Beijing 100027, China.

(12)	The business address for Mr. Li is 16/F, Jianda Building, 14 Dongtucheng Road, Chaoyang District, Beijing, China.

(13)	The business address of Science & Culture International Limited is Offshore Incorporation Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	The business address of Kewen Holding Co. Limited is Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of February 28, 2015, 411,434,410 of our common shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2015, 275,727,410 common shares, or 67.0% of our total outstanding common shares, were held by one record shareholder in the United States, The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Contractual Arrangements

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Affiliates

In March 2006, our PRC subsidiary Dangdang Information entered into an operation agreement with Kewen Cambridge, pursuant to which we engaged Kewen Cambridge to distribute media products related to economics and management, and children on our dangdang.com website from January 1, 2006 to December 31, 2010, which automatically renews for subsequent three year terms. Pursuant to an amendment to the operation agreement, Beijing Kewen Guolue Information Technology Co., Ltd., or Kewen Guolue, assumed part of Kewen Cambridge’s responsibilities under the operation agreement during the contract years from 2007 to 2009, and was added as a party to the operation agreement. Kewen Guolue is an entity indirectly controlled by family members of Mr. Guoqing Li. Pursuant to the operation agreement and its amendments, we agreed to pay Kewen Cambridge and Kewen Guolue service fees equal to 3% of the revenues of the related media products sold on our website. We paid service fees totaling RMB3.7 million to Kewen Cambridge in 2010 and service fees of RMB5.9 million to Kewen Guolue in 2010. In August 2010, we entered into an amendment to the operation agreement to modify the service scope of Kewen Cambridge and Kewen Guolue and to revise the service fees from a percentage of our relevant revenues to a fixed amount of RMB28.9 million plus remuneration of employees of these two entities for the period from January 1, 2010 to December 31, 2012. Pursuant to the amendment, the operation agreement terminated on December 31, 2012 and will not be renewed. We paid service fees totaling RMB3.7 million and RMB5.9 million to Kewen Cambridge and Kewen Guolue, respectively, in 2012. We did not pay any service fees to either Kewen Cambridge or Kewen Guolue in 2013. In 2014, we entered into a service agreement with Kewen Guolue for the period from January 1, 2014 to December 31, 2014 and charged RMB60 thousand (US$10 thousand) for administrative services in 2014. In 2014, we did not pay or receive any service fees to Kewen Cambridge.

In January 2000, we entered into two separate advisory agreements with each of Tripod Enterprises Holding Limited and Kewen Holdings Co., Ltd., pursuant to which we engaged Tripod Enterprises and Kewen Holdings to provide certain advisory services in reviewing and revising financing documentation and assisting in our potential initial public offering. A direct family member of Ms. Peggy Yu Yu is the sole director and shareholder of Tripod Enterprises. Mr. Guoqing Li is the sole director and shareholder of Kewen Holdings. The two advisory agreements were terminated effective from January 2, 2010. In 2012, we paid RMB5.2 million and RMB5.0 million to Tripod Enterprises and Kewen Holdings, respectively, to settle the outstanding consulting fees. No amount was due to either Tripod Enterprises or Kewen Holdings as of December 31, 2013 and 2014.

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2012	11.25	3.68
Fiscal Year 2013	12.19	3.70
Fiscal Year 2014	19.05	8.52
Quarterly Highs and Lows
First Fiscal Quarter of 2013	4.83	3.70
Second Quarter of 2013	8.28	3.70
Third Fiscal Quarter of 2013	12.00	6.33
Fourth Fiscal Quarter of 2013	12.19	7.69
First Fiscal Quarter of 2014	19.05	8.57
Second Fiscal Quarter of 2014	15.00	8.92
Third Fiscal Quarter of 2014	16.42	11.16
Fourth Fiscal Quarter of 2014	13.44	8.52
Monthly Highs and Lows
October 2014	13.44	9.86
November 2014	13.35	11.00
December 2014	10.96	8.52
January 2015	9.78	8.15
February 2015	9.64	7.76
March 2015	9.67	7.49
April 2015 (through April 28)	10.25	8.75

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is divided into 1,000,000,000 common shares with a par value of US$0.0001 each, of which 686,505,790 common shares are designated as Class A common shares and 313,494,210 are designated as Class B common shares. As of February 28, 2015, the most recent practicable date, there are 279,557,750 Class A common shares and 131,876,660 Class B common shares outstanding.

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

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that will hold ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, or holders that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Accordingly, assuming that we are the owner of Dangdang Kewen for United States federal income tax purposes, we believe that we primarily operate an active online retailing business in China and, based on our income and assets and value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2014 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not, or will not become, classified as a PFIC. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A common shares;

•	the amount allocated to the current taxable year and any taxable year in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be subject to tax as ordinary income;

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

If a U.S. Holder holds our ADSs or Class A common shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service.

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

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or Class A common shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or Class A common share) and certain other come, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or Class A common shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash held in interest-bearing bank deposits and interest expenses attributable to short-term bank loans. Interest earning instruments and short-term bank loans carry a degree of interest rate risk. As of December 31, 2014, we held certain time deposits, restricted cash and held-to-maturity investments with limited risk of principal loss. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower or our interest expenses may be higher than expected due to changes in market interest rates.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions, or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2014, we had RMB-denominated cash and time deposit balances of RMB666.6 million (US$107.4 million) and U.S. dollar-denominated cash balances of US$62.4 million as well as small amounts of cash balances denominated in Euro and Hong Kong dollar. Assuming we had converted the U.S. dollar denominated cash balance of $62.4 million as of December 31, 2014 into RMB at the exchange rate of $1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB387.2 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB383.3 million as of December 31, 2014. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Assuming we had converted the RMB-denominated cash balance of RMB666.6 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been $107.4 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$106.4 million.

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

From January 1, 2014 to the date of this annual report, we received a reimbursement of approximately US$0.4 million, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADS Facility.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting as described below.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable SEC rule and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) under the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management identified a material weakness comprising design deficiencies in our internal control over the revenue process of bulk sales, a new business initiative we pursued in 2014, to ensure that revenue was only recognized when all revenue recognition criteria were met. We have corrected the accounting for these bulk sales, and we believe that the consolidated financial statements included in this annual report fairly present, in all material respects, our consolidated financial position as of December 31, 2014 and the consolidated results of operations and cash flows for the year then ended.

As a result of the material weakness, we concluded that our internal control over financial reporting was not effective as of December 31, 2014.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears herein.

Management’s Remediation Plans and Activities

We are in the process of remediating this material weakness. We are undergoing a thorough review of the design of internal control procedures with respect to revenue recognition for bulk sales transactions. Specifically, we are in the process of establishing controls and procedures such that our financial reporting director and accounting director, together with our executive officers and senior managers for operations, will be responsible for the assessment of the potential accounting impact of bulk sales transactions as well as any potential new business initiative. As we continue to evaluate and work to improve our internal control over financial reporting, our management may implement additional measures to address potential control deficiencies or modify the remediation plan described above, and will continue to review and make necessary changes to the overall design of our internal control. The actions that we are taking are subject to ongoing management review and Audit Committee oversight.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of E-Commerce China Dangdang Inc.:

We have audited E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). E-Commerce China Dangdang Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the design of controls related to the Company’s revenue process for bulk sales.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, E-Commerce China Dangdang Inc. has not maintained effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of E-Commerce China Dangdang Inc. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2014 financial statements, and this report does not affect our report dated April 29, 2015, which expressed an unqualified opinion on those financial statements.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 29, 2015

Changes in Internal Control over Financial Reporting

Other than the material weakness described above, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2014, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2013		2014
Audit fees (1)	RMB	3,050,000	RMB	3,250,000
Audit-related fees (2)	RMB	1,350,000	RMB	1,350,000

(1)	“Audit fees” means the aggregate fees billed or unbilled in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

2.1	Registrant’s Specimen Certificate for Class A common shares (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

2.2	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.4	Second Amended and Restated Shareholders Agreement dated as of June 27, 2006 among the Registrant, Beijing Dangdang Information Technology Co., Ltd. (previously known as Beijing Kewen Shuye Information Technology Co., Ltd.), its common shareholders and preferred shareholders. (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.1	2004 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010 and to Exhibit 99.2 to Form 6-K furnished to the Securities and Exchange Commission on October 24, 2012)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.5	English translation of Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.6	English translation of Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.7	English translation of Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.8	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.9	English translation of Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.10	English translation of Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.10 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.11	English translation of Supplementary Agreement to the Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.11 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.12	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.12 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.13	English translation of Supplementary Agreement to the Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.13 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.14	English translation of Supplementary Agreement to the Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013 (incorporated by reference to Exhibit 4.14 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April 9, 2014)

4.15	English translation of Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013 (incorporated by reference to Exhibit 4.15 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April 9, 2014)

4.16	English translation of Supplementary Agreement to the Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013 (incorporated by reference to Exhibit 4.16 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April 9, 2014)

8.1*	List of Consolidated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Beijing DHH Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Commerce China Dangdang Inc.

By:	/s/ Peggy Yu Yu
	Name:	Peggy Yu Yu
	Title:	Executive Chairwoman

Date: April 29, 2015

E-COMMERCE CHINA DANGDANG INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

E-Commerce China Dangdang Inc.:

We have audited the accompanying consolidated balance sheets of E-Commerce China Dangdang Inc. (“the Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Commerce China Dangdang Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2015, expressed an adverse opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 29, 2015

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2013	2014
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		353,273	350,946	56,562
Restricted cash		6,964	23,726	3,824
Time deposits		853,222	674,363	108,688
Held-to-maturity investments		—	350,000	56,410
Inventories	4	1,760,904	2,201,170	354,764
Accounts receivable (net of allowance for doubtful accounts of RMB2,032 and RMB nil (US$ nil) as of December 31, 2013 and 2014, respectively)		37,446	28,763	4,636
Prepaid expenses and other current assets	5	328,887	575,646	92,778
Amounts due from related parties	13	2,691	375	60

Total current assets		3,343,387	4,204,989	677,722

Fixed assets, net	6	241,805	252,966	40,771
Prepaid land lease payments	7	43,316	42,423	6,837
Prepaid expenses and deposits		5,949	14,589	2,351

Total non-current assets		291,070	309,978	49,959

Total assets		3,634,457	4,514,967	727,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts and notes payable (including accounts payable of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB183,373 and RMB170,630 (US$27,501) as of December 31, 2013 and 2014, respectively)		1,970,651	2,479,314	399,593

Deferred revenue (including deferred revenue of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB33,505 and RMB35,878 (US$5,782) as of December 31, 2013 and 2014, respectively)		407,794	627,122	101,074
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB364,945 and RMB394,117 (US$63,520) as of December 31, 2013 and 2014, respectively)	9	650,413	704,483	113,542
Amounts due to related parties	13	3,182	2,237	361

Total current liabilities		3,032,040	3,813,156	614,570
Non-current liabilities (including non-current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiary without recourse to E-Commerce China Dangdang Inc. of RMB4,146 and RMB3,317 (US$535) as of December 31, 2013 and 2014, respectively)		32,724	24,227	3,905

Total liabilities		3,064,764	3,837,383	618,475

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2013	2014
		RMB	RMB	US$
Commitments and contingencies	15
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 270,466,820 and 272,092,590 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	16	201	201	32
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 shares issued and outstanding as of December 31, 2013 and 2014)	16	103	103	17
Additional paid-in capital		1,871,095	1,885,878	303,948
Accumulated other comprehensive loss		(134,939)	(129,948)	(20,944)
Accumulated deficit		(1,166,767)	(1,078,650)	(173,847)

Total shareholders’ equity		569,693	677,584	109,206

Total liabilities and shareholders’ equity		3,634,457	4,514,967	727,681

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		Year Ended December 31,
	Notes	2012	2013	2014
		RMB	RMB	RMB	US$
Net revenues
Product revenue	10	5,020,803	6,045,573	7,635,450	1,230,611
Other revenue (including administrative service charges to a related party amounting to RMB nil, RMB nil and RMB 60 (US$10) for the years ended December 31, 2012, 2013 and 2014, respectively)	13	173,006	279,425	321,513	51,818

Total net revenues		5,193,809	6,324,998	7,956,963	1,282,429
Cost of revenues
Total cost of revenues		(4,469,455)	(5,224,114)	(6,487,201)	(1,045,547)

Gross profit		724,354	1,100,884	1,469,762	236,882
Operating expenses:
Fulfillment (including service fees payable to related parties amounting to RMB9,625, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2012, 2013 and 2014, respectively)	13	(736,191)	(727,683)	(775,534)	(124,993)
Marketing		(195,938)	(260,988)	(374,227)	(60,314)
Technology and content		(153,267)	(180,158)	(208,214)	(33,558)
General and administrative		(137,473)	(148,919)	(165,284)	(26,639)
Government grants and value-added tax refunds		9,216	21,392	113,781	18,338

(Loss) income from operations		(489,299)	(195,472)	60,284	9,716
Interest income		38,695	30,727	44,839	7,227
Interest expense	8	(7,603)	(6,042)	—	—
Other income (expense), net	11	14,356	27,922	(17,006)	(2,741)

(Loss) income before income taxes		(443,851)	(142,865)	88,117	14,202
Income tax expenses	12	—	—	—	—

Net (loss) income		(443,851)	(142,865)	88,117	14,202

Net (loss) income attributable to common shareholders		(443,851)	(142,865)	88,117	14,202

(Loss) income per common share:
Basic	17	(1.11)	(0.36)	0.22	0.04
Diluted	17	(1.11)	(0.36)	0.21	0.03
Shares used in (loss) income per common share computation:
Class A common shares:
Basic	17	267,707,132	269,520,110	271,445,384	271,445,384
Diluted	17	399,623,792	401,416,715	416,533,054	416,533,054
Class B common shares:
Basic	17	131,916,660	131,896,605	131,876,660	131,876,660
Diluted	17	131,916,660	131,896,605	131,876,660	131,876,660
Other comprehensive (loss) income
Foreign currency translation adjustment, net of taxes		(3,730)	(42,873)	4,991	804
Unrealized gain on available-for-sale investment, net of taxes		—	—	2,541	410
Transferred to statements of comprehensive (loss) income of realized gain on available-for-sale investments, net of taxes		—	—	(2,541)	(410)

Comprehensive (loss) income attributable to common shareholders		(447,581)	(185,738)	93,108	15,006

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(443,851)	(142,865)	88,117	14,202
Adjustments to reconcile net (loss) income to net cash from operating activities:
Allowance for doubtful receivables	(163)	2,490	(1,253)	(202)
Depreciation of fixed assets	41,312	48,036	53,456	8,616
Amortization of prepaid land lease payments	447	893	893	144
Share-based compensation	11,187	11,108	10,417	1,679
Unrealized foreign currency exchange (income) loss	(5,255)	(30,822)	3,996	644
Changes in operating assets and liabilities:
Increase in restricted cash	—	(6,264)	(16,325)	(2,631)
Decrease (increase) in inventories	97,704	(275,325)	(440,266)	(70,958)
Decrease in accounts receivable	10,449	19,188	10,714	1,727
Increase in prepaid expenses and other current assets	(60,512)	(128,949)	(242,494)	(39,083)
(Increase) decrease in due from related parties	(132)	(2,371)	2,316	373
(Increase) decrease in other non-current assets	(6,478)	5,160	(7,240)	(1,167)
Increase in accounts and notes payable	77,844	406,864	508,663	81,982
Increase in deferred revenue	49,501	177,787	211,868	34,146
Increase in accrued expenses and other current liabilities	149,009	186,929	83,057	13,386
Prepaid land lease payments	(44,656)	—	—	—
(Decrease) increase in amounts due to related parties	(10,358)	849	(945)	(152)

Net cash (used in) provided by operating activities	(133,952)	272,708	264,974	42,706

Cash flows from investing activities:
Purchase of fixed assets	(92,916)	(93,685)	(101,477)	(16,355)
Proceeds received from maturity of held-to-maturity investments	20,000	1,360,000	1,410,000	227,251
Purchases of held-to-maturity investments	—	(1,360,000)	(1,760,000)	(283,661)
Time deposits placed with financial institutions	(762,445)	(943,222)	(1,189,881)	(191,774)
Maturity of time deposits	1,448,839	582,445	1,368,740	220,601
Proceeds received from available for sale investments	—	—	100,000	16,117
Purchases of available-for-sale investments	—	—	(100,000)	(16,117)
Net cash provided by (used in) investing activities	613,478	(454,462)	(272,618)	(43,938)

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	1,050,000	48,408	—	—
Repayment of short-term bank loans	(600,000)	(648,408)	—	—
Restricted cash placed with financial institutions	(709,417)	—	—	—
Release of restricted cash	—	709,417	—	—
Proceeds from exercise of share options	18,107	4,824	4,366	704
Net cash (used in) provided by financing activities	(241,310)	114,241	4,366	704
Effect of exchange rate changes on cash and cash equivalents	1,525	(11,917)	951	153
Net increase (decrease) in cash and cash equivalents	239,741	(79,430)	(2,327)	(375)
Cash and cash equivalents at beginning of the year	192,962	432,703	353,273	56,937
Cash and cash equivalents at end of the year	432,703	353,273	350,946	56,562
Supplementary disclosures of cash flow information:
Payable for purchases of fixed assets	9,428	57,955	27,932	4,502
Interest paid	6,906	6,998	—	—

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

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Class A common shares		Class B common shares		Additional paid- in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	loss	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2014	270,466,820	201	131,876,660	103	1,871,095	(134,939)	(1,166,767)	569,693
Net income	—	—	—	—	—	—	88,117	88,117
Other comprehensive income	—	—	—	—	—	4,991	—	4,991
Share-based compensation	—	—	—	—	10,417	—	—	10,417
Exercise of stock options	1,625,770	—	—	—	4,366	—	—	4,366
Balance at December 31, 2014	272,092,590	201	131,876,660	103	1,885,878	(129,948)	(1,078,650)	677,584
Balance at December 31, 2014 in US$		32		17	303,948	(20,944)	(173,847)	109,206

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

Details of the Company’s principal subsidiaries and its Affiliated PRC Entities as of December 31, 2014 are as follows:

Name	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities
Beijing Dangdang Information Technology Co., Ltd. (“Dangdang Information”)	July 8, 1997	PRC	100%	Sales of books on the internet

Wuxi Dangdang Information Technology Co., Ltd. (“Wuxi Dangdang Information”)	August 11, 2010	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet

Dangdang Information Technology (Tianjin) Co., Ltd. (“Tianjin Dangdang Information”), a wholly owned subsidiary of Dangdang Information	September 8, 2011	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet

Beijing Dangdang Kewen E-Commerce Co., Ltd. (“Dangdang Kewen”)	August 24, 2004	PRC	Nil	Sales of audio-visual products, periodicals, consumer electronics and other general merchandise on the internet and operate the marketplace program

Wuxi Dangdang Kewen E-Commerce Co., Ltd. (“Wuxi Dangdang Kewen”), a wholly owned subsidiary of Dangdang Kewen	September 20, 2010	PRC	Nil	Sales of consumer electronics and other general merchandise on the internet

Note: Dynamic Tech Holdings Ltd., E-publishing Service Company Ltd. and Dangdang E-commerce International Ltd., which were incorporated in 2011, 2011 and 2013, respectively, have been omitted from this list since they are dormant companies and had no significant accounting transactions for the years ended December 31, 2012, 2013 and 2014.

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in internet content, the Company operates its internet platform and provides online sales and services on the marketplace in the PRC through Dangdang Kewen. The equity interests of Dangdang Kewen are legally held directly by Ms. Peggy Yu Yu and Mr. Guoqing Li, shareholders and directors of the Company. The effective control of Dangdang Kewen is held by Dangdang Information through a series of contractual arrangements (the “Contractual Agreements”). As a result of the Contractual Agreements, Dangdang Information maintains the ability to control Dangdang Kewen, is entitled to substantially all of the economic benefits from Dangdang Kewen and is obligated to absorb all of Dangdang Kewen’s expected losses.

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

Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)

The following is a summary of the Contractual Agreements, which may be amended by Dangdang Information if and when proposed and is not subject to Dangdang Kewen’s consent:

Loan agreement

The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010 and as further amended in August 2013. Under this loan agreement, as amended, Dangdang Information has granted an interest-free loan of RMB20 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. Dangdang Information may request repayment of the loan with 30 days' advance notice and may decide the loan to be repaid in cash or in other forms. The Dangdang Kewen shareholders may not, without the prior written consent of Dangdang Information, choose to repay the loan in advance. Dangdang Information may increase the amount of loan to the shareholders of Dandang Kewen from time to time to support the continued development of its business operations.

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

Due to the consolidation of the Affiliated PRC Entities, the Company reflected the following in the consolidated financial statements:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Current assets	453,323	969,831	156,308
Non-current assets	324	22,293	3,593
Total assets	453,647	992,124	159,901
Current liabilities	581,823	600,625	96,803
Non-current liabilities	4,146	3,317	535
Total liabilities	585,969	603,942	97,338

	Year Ended December 31
	2012	2013	2014
	RMB	RMB	RMB	US$
Net revenues	212,898	311,950	336,568	54,245
Net loss	(57,287)	(29,118)	(151,589)	(24,432)
Net cash provided by (used in) operating activities	72,580	104,006	(631,178)	(101,727)
Net cash used in investing activities	(57)	(161)	(125,043)	(20,153)
Net cash provided by financing activities	—	18,000	—	—

For the years ended December 31, 2012, 2013 and 2014, the Affiliated PRC Entities contributed in aggregate 4.1%, 4.9% and 4.2%, respectively, of the Company’s consolidated net revenues.

As of December 31, 2013 and 2014, there were no pledges or collateralizations of the assets of Affiliated PRC Entities except for restricted cash amounting to RMB4,775 and RMB5,639 (US$909) as of December 31, 2013 and 2014, respectively, which were the security deposit of bankers’ acceptances and Dangdang Information has not provided any financial support that it was not previously contractually required to provide to Dangdang Kewen. There were no assets of Affiliated PRC Entities that can only be used to settle its obligations. Creditors of Affiliated PRC Entities have no recourse to the general credit of Dangdang Information, which is the primary beneficiary of Dangdang Kewen.

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Foreign exchange gains and losses are included in the consolidated statements of comprehensive (loss) income.

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as at December 31, 2013 and 2014 mainly represented cash pledged as security deposits of bankers’ acceptance notes.

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

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of comprehensive (loss) income. No impairment loss was recognized on the held-to-maturity securities for any of years presented. As of December 31, 2014, all of the held-to-maturity investments were wealth investment products purchased from commercial banks in the PRC and all of them had matured in January 2015.

	As of December 31, 2014
	Amortized cost	Gross holding unrealized gain*	Fair value
	RMB	RMB	RMB	US$
Held-to-maturity investments
Fixed-rate investment	100,000	437	100,437	16,187
Adjustable-rate investment	250,000	3,830	253,830	40,910

*The gross holding unrealized gain was interest income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in the consolidated statements of comprehensive (loss) income when the decline in value is determined to be other-than-temporary. During the year ended December 31, 2014, realized gain on the available-for-sale investments upon their sales were reclassified out of accumulated other comprehensive income in its entirety and were then recorded in “interest income” in the consolidated statement of comprehensive (loss) income totaled RMB2,541 (US$410).

Derivative financial instruments

ASC 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive (loss) income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative financial instruments are determined at discrete points in time based on the relevant market information.

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

In accordance with its policy, the Company reviews the estimated obsolete inventories on an ongoing basis. In 2012, the review indicated that the Company’s inventories were less susceptible to obsolescence and changes in the marketplace. As a result, effective from January 1, 2012, the Company changed its estimates of the obsolete inventories to better reflect the utility of the inventory. The change in estimate resulted in a decrease of loss from operations and net loss by approximately RMB23,490 or RMB0.56 per basic and diluted Class A and Class B shares for the year ended December 31, 2012. There was no significant change in the estimates of the obsolescence for the years ended December 31, 2013 and 2014.

Fixed assets, net

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Electronic equipment	3 years	0%
Other office and warehouse equipment	3-8 years	0%
Vehicles	3 years	0%
Leasehold improvements	The shorter of the expected life of leasehold improvements of 3-5 years and the lease term	0%
Buildings	40 years	0%

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss) income.

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

Fair value measurement of financial instruments

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

The carrying values of the Company's financial instruments are in the form of cash and cash equivalents, restricted cash, time deposits, held-to-maturity investments, derivative instruments, accounts receivable, amounts due from and due to related parties, other receivables, accounts payable, and other current liabilities. The carrying amounts of these financial instruments, except for derivative instruments and held-to-maturity investments, approximate their fair values because of their generally short maturities under level 2. Derivative instruments were adjusted to fair value at each reporting date. The carrying amounts of held-to-maturity investments approximate their fair values due to the fact that the related interest rates approximate the rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

Customers place their orders for products online fixing the related selling price and shipping charge. Payment for the purchased product is made either before delivery or upon delivery. The Company has more recently expanded its bulk sales capability to broaden the Company’s sales channels and allow customers to purchase media products and general merchandise in bulk. The selling price is negotiated separately and usually received in advance before the order is confirmed and delivered. Revenue, net of discounts and return allowances, is recorded when title passes to customers upon delivery. Return allowances, which reduce product revenue, are estimated based on historical experience. Shipping charges to customers are included in product revenue and totaled RMB28,964, RMB48,407 and RMB53,828 (US$8,675) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Discount coupons

The Company periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may be granted to customers to incentivize a current purchase. Discounts for current purchases are treated as a reduction of revenue for the related transaction. Coupons may also be given to a customer that has made a purchase of a minimum value but for which may only be used in a future purchase. During the years ended December 31, 2013 and 2014, the Company made extensive use of such coupons to incentivize future purchases. When the right to purchase discounted products in the future does not represent a significant and incremental discount to the customer, such right is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605. The discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. When the right to discounts for future purchases represents a significant and incremental discount to the customer, such right is accounted for as a separate element under ASC 605. As of December 31, 2013 and 2014, the outstanding coupons did not represent a significant and incremental discount to the customers.

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

Value-added tax

Pursuant to the Notice Regarding the Continuation of Value-added Tax and Business Tax Preferential Policies for the Public Cultural Industry promulgated by the Ministry of Finance and the State Administration of Taxation in December 2013, or Circular 87, value-added tax is exempted for the wholesale and retail of books from January 1, 2013 to December 31, 2017. According to Circular 87, the exempted value-added tax or business tax that have been collected before the issuance of Circular 87 can be used to offset future value-added tax and business tax, or be refunded. The Company’s PRC subsidiaries and Affiliated PRC Entities have been approved for value-added tax exemption from the wholesale and retail of books since January 1, 2014. As for the value-added tax that had been paid in 2013, such entities applied for tax refunds and received value-added tax refunds from the relevant governmental authorities amounting to RMB106,025 (US$ 17,088) during the year ended December 31, 2014 . The value-added tax refunds are included in government grants and value-added tax refunded in the consolidated statements of comprehensive (loss) income.

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

Rebates and promotion fees

The Company has agreements to receive consideration from certain of its vendors, including rebates for products it sells over a period of time as well as for promoting vendors’ products during the year. The rebates are not sufficiently separable from the Company’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Company to sell vendors’ products. Rebates which are based on the volume of sales to the Company’s customers for a specified period are accounted for as a reduction of “cost of revenues” when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction of “cost of revenues” when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to the Company’s customers or specific inventory sold are allocated between “cost of revenues” and “inventories” based on purchases for the year. Rebates and promotion fees recorded as a reduction of “cost of revenues” totaled RMB308,162, RMB390,855 and RMB556,811 (US$89,742) for the years ended December 31, 2012, 2013 and 2014, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fulfillment

Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations. Out-bound shipping costs totaled RMB376,987, RMB368,517 and RMB363,000 (US$58,505) for the years ended December 31, 2012, 2013 and 2014, respectively.

Marketing

Marketing costs consist primarily of advertising costs, promotion costs relating to marketing activities and payroll and related expenses for personnel engaged in marketing, business development and selling activities.

Advertising costs, expensed as incurred, totaled RMB185,346, RMB250,068 and RMB363,018 (US$58,508), in the years ended December 31, 2012, 2013 and 2014, respectively.

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

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss) income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive (loss) income includes net (loss) income, unrealized gains on available-for-sale investments and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive (loss) income. The Company adopted Accounting Standards Update (“ASU”) No. 2013-02 (“ASU 2013-02”), Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, by presenting items of net (loss) income and other comprehensive (loss) income in one single continuous statement.

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

If the purpose of the government grant is specifically defined in the terms and conditions of the contract, the grant received is recorded as an offset to the specified expense. The amount recorded to offset fulfillment expenses for the year ended December 31, 2012, 2013 and 2014 was RMB nil, RMB 10,000 and RMB nil (US$ nil), respectively.

Income tax

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statement of comprehensive (loss) income.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(Loss) income per share

(Loss) income per share is calculated in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic (loss) income per common share is computed by dividing net (loss) income attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net (loss) income is allocated between the Class A and Class B common shares and other participating securities based on their participating rights. Diluted (loss) income per common share reflects the potential dilution that could occur if securities to issue common shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted (loss) income per share by application of the treasury stock method. Dilutive equivalent shares are excluded from the computation of diluted (loss) income per share if their effects would be anti-dilutive. The computation of the dilutive net (loss) income per share of Class A common share assumes the conversion of Class B common shares, while the diluted income per share of Class B common share does not assume the conversion of those shares.

The rights of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting rights and conversion rights. In accordance with ASC 260, the undistributed income for each year is allocated based on the contractual participation rights of the Class A and Class B common shares as if the income for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed income is allocated on the proportionate basis of the weighted average number of respective common shares.

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits, held to maturity investments, accounts receivable and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2014, substantially all of the Company’s cash and cash equivalents, restricted cash, time deposits and held to maturity investments were managed by financial institutions of Mainland China and Hong Kong, which management believes are of high credit quality. As of December 31, 2013 and 2014, the Company had RMB331,101 and RMB476,770 (US$76,841) in cash and cash equivalents, restricted cash, held-to-maturity investments and time deposits in branches located in the Mainland China and also had RMB882,358 and RMB922,265 (US$148,642) located outside Mainland China, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of risks (continued)

Concentration of credit risk (continued)

Accounts receivable are typically unsecured and are derived from revenue earned from customers and collected on behalf by third party couriers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its couriers and its ongoing monitoring process of outstanding balances.

Concentration of customers and suppliers

There are no revenues from customers or purchases from suppliers which individually represent greater than 10% of the total revenues and purchases for the years ended December 31, 2012, 2013 and 2014.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 1.89% and 0.81% in 2013 and 2014, respectively, though at times the Renminbi has depreciated against the U.S. dollar as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

In the opinion of the Company’s management and Beijing DHH Law Firm, our PRC legal counsel, (i) the ownership structure of the Company’s PRC subsidiaries and the Affiliated PRC Entities is in compliance with PRC laws, (ii) each of the Company’s PRC subsidiaries and Affiliated PRC Entities has the corporate power, authority and legal right to enter into, execute, deliver and perform its obligations under each of the Contractual Agreements to which it is a party, (iii) each of the Contractual Agreements, to which any of the Company’s PRC subsidiaries, the Affiliated PRC Entities or Peggy Yu Yu and Guoqing Li is a party, constitute legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms, (iv) the execution, delivery and performance by each of the Company’s PRC subsidiaries, the Affiliated PRC Entities or Peggy Yu Yu and Guoqing Li of each of the Contractual Agreements to which it/he/she is a party do not result in: in case of any of the Company’s PRC subsidiaries or the Affiliated PRC Entities, any violation of the provisions of the articles of association or business licenses of such PRC subsidiaries or such Affiliated PRC Entities, and any violation of any explicit provisions of the applicable PRC laws.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.

If the Company’s ownership structure and the Contractual Arrangements were found to be in violation of any existing or future PRC laws or regulations by the relevant regulatory authorities, the Company may be subject to penalties, which may include but not be limited to, revocation of the business licenses or operating licenses of the Company’s PRC subsidiaries or Affiliated PRC Entities, being required to restructure the Company’s operations or discontinue the Company’s operating activities. If any of these penalties results in the Company’s inability to direct the activities of Dangdang Kewen that most significantly impact its economic performance, and/or the Company’s failure to receive the economic benefits from Dangdang Kewen, the Company may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on its consolidated financial statements.

Comparative information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Note 3—FAIR VALUE MEASUREMENT

The Company measures its derivative financial instruments at fair value on a recurring basis. The fair value of the Company’s held-to-maturity investments as disclosed are determined based on the discount cash flow model using the discount curve of market interest rates. Except for that, the Company did not have significant financial instruments that were measured at fair value on a recurring basis or non-recurring basis as of December 31, 2013 and 2014.

The following table sets forth the derivative financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and there were no derivative financial instruments as of December 31, 2014:

	Fair Value Measurements at December 31, 2013
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Derivative financial instruments(1)	8,565	8,565	—	—
Total	8,565	8,565	—	—

The following table sets forth the held-to-maturity investments, measured at fair value, by level within the fair value hierarchy as of December 31, 2014:

	Fair Value Disclosure at December 31, 2014
	Total		Quoted Prices in Active Market for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Held-to-maturity investments	354,267	57,097	—	—	354,267	57,097	—	—
Total	354,267	57,097	—	—	354,267	57,097	—	—

(1)	Forward foreign currency contracts are included in prepaid expenses and other current assets on the Company’s consolidated balance sheet.

The Company entered into forward foreign currency contracts with China Everbright Bank in 2013. The forward foreign currency contracts are measured using forward foreign exchange rates in the open market. The Company classified such financial instruments with Level 1 of the fair value hierarchy because they were valued based on the quoted market price in an active market. The notional amounts of the forward foreign currency contracts were US$54,000 and the settlement date was on June 30, 2014.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 4—INVENTORIES

	As of December 31,
	2013	2014
	RMB	RMB	US$
Media products	1,592,989	1,996,795	321,825
General merchandise	157,740	194,047	31,275
Packing materials and others	10,175	10,328	1,664
	1,760,904	2,201,170	354,764

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Prepayments to suppliers	88,346	288,763	46,540
Rental, insurance and other prepayments	37,877	30,794	4,963
Rebates and promotion fees receivable	127,454	195,814	31,560
Warehouse deposits	8,721	8,355	1,347
Interest receivables	11,167	13,752	2,217
Value-added tax recoverable	23,955	14,762	2,379
Derivative financial instruments	8,565	—	—
Other receivables	22,802	23,406	3,772
	328,887	575,646	92,778

Note 6—FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Electronic equipment	145,366	185,034	29,822
Other office and warehouse equipment	89,523	106,035	17,090
Vehicles	2,378	2,447	394
Leasehold improvements	14,788	20,245	3,263
Buildings	—	138,447	22,314
Construction in progress	141,198	4,658	751
Total	393,253	456,866	73,634
Less: accumulated depreciation	(151,448)	(203,900)	(32,863)
Fixed assets, net	241,805	252,966	40,771

Construction in progress mainly represented construction and related qualifying costs incurred for the development of the warehouse and office building in Tianjin, PRC, amounting to RMB140,828 and RMB4,097 (US$660) as of December 31, 2013 and 2014, respectively. The main parts of the warehouse and office in Tianjin were completed in May 2014, and have been reclassified as buildings during the year ended December 31, 2014.

Depreciation expenses were RMB41,312, RMB48,036 and RMB53,456 (US$8,616) for the years ended December 31, 2012, 2013 and 2014, respectively.

Note 7—PREPAID LAND LEASE PAYMENTS

	As of December 31,
	2013	2014
	RMB	RMB	US$
Prepaid land lease payments	44,656	44,656	7,197
Less: accumulated amortization	(1,340)	(2,233)	(360)
Net carrying value	43,316	42,423	6,837

Amortization expenses for prepaid land lease payments for the years ended December 2012, 2013 and 2014 were RMB447, RMB893 and RMB893 (US$144), respectively. The Company expects to recognize RMB893 (US$144) in amortization expenses for each of the next five years.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 8—SHORT-TERM BANK LOANS AND BANKERS ACCEPTANCE NOTES PAYABLE

The outstanding short-term bank loans of RMB600,000 as of December 31,2012, was repaid in full during the year ended December 31, 2013. There were no outstanding short-term bank loans as of December 31, 2013 and 2014. Interest expenses relating to the short-term bank loans recognized in the consolidated statement of comprehensive (loss) income were RMB7,603, RMB6,042 and RMB nil (US$ nil) for the years ended December 31, 2012, 2013 and 2014, respectively.

Bankers acceptance notes payable do not carry a stated interest rate, but have a specific due date usually for a period of three or six months. These notes are negotiable documents issued by bankers on the Company’s behalf to vendors. These notes are short-term in nature. The Company had outstanding bankers acceptance notes payables of RMB7,067 and RMB63,024 (US$10,158) as of December 31, 2013 and December 31, 2014, respectively.

Note 9—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2013	2014
	RMB	RMB	US$
Accrued expenses	168,906	202,707	32,670
Accrued payroll	48,350	66,926	10,787
Taxes payable	20,788	16,872	2,719
Deposits from delivery service providers and merchants in the marketplace program	96,120	144,772	23,333
Payables to merchants participating in the marketplace program	224,997	203,938	32,869
Sales refund payables	11,540	13,755	2,217
Payables for purchases of fixed assets	57,955	27,932	4,502
Other payables	21,757	27,581	4,445
	650,413	704,483	113,542

Note 10—PRODUCT REVENUE

	Year Ended December 31
	2012	2013	2014
	RMB	RMB	RMB	US$
Media products	3,252,511	4,050,122	5,036,039	811,662
General merchandise	1,768,292	1,995,451	2,599,411	418,949
	5,020,803	6,045,573	7,635,450	1,230,611

Note 11—OTHER INCOME (EXPENSES), NET

	Year Ended December 31
	2012	2013	2014
	RMB	RMB	RMB	US$
Exchange income (loss), net	5,255	30,822	(3,996)	(644)
Forward foreign currency contract gain (loss)	—	8,565	(7,680)	(1,238)
Other non-operating income	13,611	8,558	11,880	1,915
Other non-operating expenses	(4,510)	(20,023)	(17,210)	(2,774)
	14,356	27,922	(17,006)	(2,741)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX EXPENSES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands and British Virgin Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, a subsidiary in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The Company’s PRC subsidiaries and PRC Affiliated Entities are subject to the statutory rate of 25% in accordance with the enterprise income tax law (“EIT Law”) which was effective on January 1, 2008.

Dividends paid by PRC subsidiaries of the Company out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

(Loss) income before income taxes consists of:

	Year Ended December 31
	2012	2013	2014
	RMB	RMB	RMB	US$
Non-PRC	23,349	52,418	9,245	1,490
PRC	(467,200)	(195,283)	78,872	12,712
	(443,851)	(142,865)	88,117	14,202

Income taxes consist of:

Year Ended December 31
	2012	2013	2014
	RMB	RMB	RMB	US$
Current income tax	—	—	—	—
Deferred income tax benefit	—	—	—	—
	—	—	—	—

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year Ended December 31
	2012	2013	2014
	RMB	RMB	RMB	US$
Income tax computed at PRC statutory tax rate (25%)	(110,963)	(35,716)	22,029	3,550
Effect of different tax rates in different jurisdictions	(5,837)	(13,105)	(2,311)	(372)
Non-deductible expenses	191	757	1,251	202
Research and development super deduction	—	—	(13,562)	(2,186)
Effect of expired tax losses	—	452	—	—
Other adjustments	(100)	(238)	82	13
Changes in valuation allowance	116,709	47,850	(7,489)	(1,207)
	—	—	—	—

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX EXPENSES (continued)

The components of deferred taxes are as follows:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses	36,630	39,318	6,337
Inventories	10,996	10,099	1, 628
Provisions	2,140	1,506	243
Total deferred tax assets, current portion	49,766	50,923	8,208
Valuation allowance	(49,766)	(50,923)	(8,208)
Deferred tax assets, current portion, net	—	—	—
Deferred tax assets, non-current portion:
Fixed assets	788	1,291	208
Net operating losses	223,360	214,211	34,525
Total deferred tax assets, non-current portion	224,148	215,502	34,733
Valuation allowance	(224,148)	(215,502)	(34,733)
Deferred tax assets, non-current portion, net	—	—	—

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 12—INCOME TAX EXPENSES (continued)

During the year ended December 31, 2014, the Company reassessed the realizability of deferred tax assets and concluded that it is not more-likely-than-not that the deferred tax assets will be realized. Therefore, the Company recognized a full valuation allowance against deferred tax assets as of December 31, 2014.

As of December 31, 2014, the Company had net operating losses of approximately RMB760,177 (US$122,518) per income tax returns, which can be carried forward to offset future taxable incomes. The net operating losses will expire between 2016 and 2019 if not utilized.

The changes in unrecognized tax benefits are as follows:

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Balance at January 1	649	282	244	39
Additions based on tax positions related to the prior years	66	—	—	—
Reductions for tax positions of prior years	(433)	(38)	—	—
Balance at December 31	282	244	244	39

At December 31, 2012, 2013, and 2014, the Company had approximately RMB282, RMB244 and RMB244 (US$39) of unrecognized tax benefits related to uncertain tax positions. None of the unrecognized tax benefits would, if recognized, affect the effective tax rate. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

There is no interest or penalty associated with the unrecognized tax benefits, and, accordingly, no such accruals have been made in the Company’s consolidated financial statements.

The PRC tax law provides a 3-5 years statute of limitation and the open tax years for which the Company’s PRC subsidiaries and PRC Affiliated Entities’ income tax returns are subject to examination by the PRC tax authorities from 2009 to 2014.

Note 13—RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Company
Ms. Peggy Yu Yu	Shareholder and executive chairwoman of the Company

Mr. Guoqing Li	Shareholder, director and chief executive officer of the Company

Beijing Kewen Cambridge Book Co., Ltd. (“BKCB”)	Entity indirectly controlled by family members of Mr. Guoqing Li

Beijing Kewen Guolue Information Technology Co., Ltd. (“BKGI”)	Entity indirectly controlled by family members of Mr. Guoqing Li

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 13—RELATED PARTY TRANSACTIONS (continued)

b)	The Company had the following related party transactions for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Service fees paid
BKCB	3,716	—	—	—
BKGI	5,909	—	—	—
	9,625	—	—	—
Administrative service charged
BKGI	—	—	60	10

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

The administrative service provided to BKGI was determined by the mutually agreed amounts and payment terms.

In January 2014, the Company entered into a service agreement with BKGI for the period from January 1, 2014 to December 31, 2014 and the Company charged BKGI RMB60 (US$ 10) for administrative service in the year ended December 31, 2014.

c)	The balances between the Company and its related parties as of December 31, 2013 and 2014 are listed below:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Due from related parties:
BKCB	2,691	258	41
BKGI	—	117	19
	2,691	375	60
Due to related parties:
BKCB	2,238	2,237	361
BKGI	944	—	—
	3,182	2,237	361

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

Note 14—EMPLOYEE BENEFITS

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB78,712, RMB86,616 and RMB104,373 (US$16,822) for the years ended December 31, 2012, 2013 and 2014, respectively.

Note 15—COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases office and fulfillment centers under non-cancelable operating leases. Some of these lease agreements provide for periodic rental increases based on contractually agreed rates. Rental expenses under the operating leases were RMB92,493, RMB90,085 and RMB84,862 (US$13,677) for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended December 31,	RMB	US$
2015	108,931	17,556
2016	85,408	13,765
2017	79,348	12,789
2018	34,709	5,594
2019	31,752	5,117
Thereafter	42,151	6,794
	382,299	61,615

Litigation, claims and assessments

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. Management does not expect the results of any of these actions to have a material adverse effect on the Company’s business, results of operations or financial position. As of December 31, 2014, the Company has not accrued any contingent losses regarding such claims as the estimated costs are insignificant.

Capital commitments

The Company entered into construction agreements in connection with the construction of the proposed warehouse and office building in Tianjin, PRC. Total capital commitments contracted and reflected in the consolidated financial statements amounted to RMB20,578 (US$3,317) as of December 31, 2014. All of these capital commitments are to be fulfilled before December 31, 2016.

As of December 31, 2014, future minimum capital commitments under non-cancelable construction contracts were as follows:

Year ended December 31,	RMB	US$
2015	13,087	2,109
2016	7,491	1,208
2017	—	—
2018	—	—
2019 and thereafter	—	—
	20,578	3,317

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 16—COMMON SHARES

On September 10, 2010, the shareholders of the Company approved a dual-class common share structure, and Class A and Class B common shares have identical rights except for different voting rights and conversion rights; the holders of each Class A common share issued and outstanding are entitled to one vote per share and the holders of each Class B common share issued and outstanding are entitled to ten votes per share. Each Class B common share is convertible to one Class A common share at any time whereas Class A common shares are not convertible into Class B common shares under any circumstances. In addition, if at any time Ms. Peggy Yu Yu, executive chairwoman of the Company, Mr. Guoqing Li, chief executive officer of the Company, and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share will be automatically and immediately converted into one share of Class A common share, and the Company will not issue any Class B common shares thereafter the re-registration of common shares as Class B common shares were accounted for under the carry over basis.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 17—(LOSS) INCOME PER SHARE

Basic (loss) income per share for the years ended December 31, 2012, 2013 and 2014 is calculated as follows:

	Year Ended December 31,
	2012		2013		2014
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Basic (loss) income per share:
Numerator:
Net (loss) income attributable to Class A and Class B common shareholders for computing basic loss per Class A and Class B common share	(297,335)	(146,516)	(95,923)	(46,942)	59,305	9,558	28,812	4,644
Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic loss per Class A and Class B common share	267,707,132	131,916,660	269,520,110	131,896,605	271,445,384	271,445,384	131,876,660	131,876,660
Basic (loss) income per Class A and Class B common shares	(1.11)	(1.11)	(0.36)	(0.36)	0.22	0.04	0.22	0.04

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 17—(LOSS) INCOME PER SHARE (continued)

Diluted (loss) income per share for the years ended December 31, 2012, 2013 and 2014 is calculated as follows:

	Year Ended December 31,
	2012		2013		2014
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Diluted (loss) income per share:
Numerator:
Allocation of undistributed (loss) income for diluted net (loss) income per Class A and Class B common share computation	(297,335)	(146,516)	(95,923)	(46,942)	60,219	9,706	27,898	4,496
Reallocation of undistributed (loss) income as a result of conversion of Class B to Class A common shares	(146,516)	—	(46,942)	—	27,898	4,496	—	—
Net (loss) income attributable to Class A and Class B common shareholders for computing diluted (loss) income per Class A and Class B common share	(443,851)	(146,516)	(142,865)	(46,942)	88,117	14,202	27,898	4,496
Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic loss per Class A and Class B common share	267,707,132	131,916,660	269,520,110	131,896,605	271,445,384	271,445,384	131,876,660	131,876,660
Conversion of Class B to Class A common shares	131,916,660	—	131,896,605	—	131,876,660	131,876,660	—	—
Dilutive options	—	—	—	—	13,211,010	13,211,010	—	—
Weighted average number of Class A and Class B common shares outstanding for computing diluted loss per Class A and Class B common share	399,623,792	131,916,660	401,416,715	131,896,605	416,533,054	416,533,054	131,876,660	131,876,660
Diluted (loss) income per Class A and Class B common share	(1.11)	(1.11)	(0.36)	(0.36)	0.21	0.03	0.21	0.03

The effect of share options has been excluded from the computation of diluted loss per share for the year ended December 31, 2012 and 2013 as the effect would be anti-dilutive.

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

The following table summarizes the share option activity under the 2004 and 2010 Plans for the year ended December 31, 2014:

	Number of shares	Weighted Average Per Share Exercise Price (US$)	Weighted- Average Grant-Date Fair Value Per Share (US$)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (US$)
Outstanding, January 1, 2014	20,735,235	0.64	0.37	—	—
Granted	2,213,500	2.21	1.18	—	—
Exercised	(1,625,770)	0.62	0.38	—	—
Expired	(119,735)	0.79	0.58	—	—
Forfeited	(1,018,960)	1.36	0.84	—	—
Outstanding, December 31, 2014	20,184,270	0.78	0.44	2.61	21,794
Vested and expected to vest at December 31, 2014	18,624,996	0.70	0.39	2.37	21,518
Exercisable at December 31, 2014	14,785,600	0.43	0.20	1.47	21,164

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s common shares as of December 31, 2014 and the exercise prices of the equity awards.

As of December 31, 2014, there was RMB21,210 (US$3,418) of unrecognized share-based compensation costs related to equity awards that is expected to be recognized over a weighted-average vesting period of 2.83 years. To the extent the actual forfeiture rate is different from the Company’s estimate; actual share-based compensation costs related to these awards may be different from the expectation.

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

Note 18—SHARE-BASED COMPENSATION (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the years presented:

	2012	2013	2014
Expected volatility range	70.34%	73.73%-74.20%	74.86%-75.0%
Risk-free interest rate	1.1%	2.0%-2.25%	2.14%-2.17%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5-2.5	1.5-2.5	1.5-2.8

The aggregate intrinsic value of the equity awards exercised for the three years ended December 31, 2012, 2013 and 2014, was RMB311, RMB1,971and RMB2,013 (US$324), respectively. The total fair value of the equity awards vested during the year ended December 31, 2012, 2013 and 2014 was RMB14,115, RMB12,711, and RMB15,451 (US$2,490), respectively.

The weighted-average grant-date fair value of options granted during the years 2012, 2013, and 2014 was US$0.40, US$1.03 and US$1.18, respectively.

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2012, 2013 and 2014 are included in:

	2012	2013	2014
	RMB	RMB	RMB	US$
Fulfillment	1,922	1,755	2,126	343
Marketing	332	412	509	82
Technology and content	1,015	964	1,075	173
General and administrative	7,918	7,977	6,707	1,081

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Since Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information, Wuxi Dangdang Kewen and Tianjin Dangdang Informtion were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2012, 2013 and 2014.

As of December 31, 2013 and 2014, the total net assets of the Company’s PRC subsidiaries including the Affiliated PRC Entities were negative. Therefore, condensed financial information of the Company is not presented.

