Form 20-F
period 2015-12-31
E-COMMERCE CHINA DANGDANG INC.
filed 2016-04-29
CIK 1499744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015.

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______

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

279,557,750 Class A common shares, par value US$0.0001 per share, and 131,876,660 Class B common shares, par value US$0.0001 per share, as of December 31, 2015. The 279,557,750 Class A common shares include 6,607,115 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans.

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

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

•	“we,” “us,” “our company,” “our” or “Dangdang” refers to E-Commerce China Dangdang Inc., a Cayman Islands company, and its PRC subsidiaries, Beijing Dangdang Information Technology Co., Ltd., Wuxi Dangdang Information Technology Co., Ltd. and Dangdang Information Technology (Tianjin) Co., Ltd. and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong, and Macau;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share, and “preferred shares” refers to our series A, series B and series C convertible preferred shares, par value US$0.0001 per share, which were automatically converted into Class B common shares upon the completion of our company’s initial public offering in December 2010; in November 2010, our shareholders approved a 1:10 share split of our authorized and outstanding share capital with retrospective effect. All presentation of share capital information in this annual report is shown giving effect to the 1:10 share split;

•	“ADSs” refers to our American depositary shares, each of which represents five Class A common shares;

•	“Our internet platform” refers to our dangdang.com website and our mobile shopping application.

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

1

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

2

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive (loss) income data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2013 have been derived from our audited consolidated balance sheet as of December 31, 2013, which is not included in this annual report. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive (Loss) Income Data:
Net revenues:
Product revenue
Media	2,457,423	3,252,511	4,050,122	5,036,039	5,526,976	853,218
General Merchandise	1,094,087	1,768,292	1,995,451	2,599,411	3,485,314	538,040
	3,551,510	5,020,803	6,045,573	7,635,450	9,012,290	1,391,258
Other revenue	67,462	173,006	279,425	321,513	299,745	46,273
Total net revenues	3,618,972	5,193,809	6,324,998	7,956,963	9,312,035	1,437,531
Cost of revenues	(3,118,365)	(4,469,455)	(5,224,114)	(6,487,201)	(7,813,529)	(1,206,201)
Gross profit	500,607	724,354	1,100,884	1,469,762	1,498,506	231,330
Operating expenses: (1)
Fulfillment	(474,506)	(736,191)	(727,683)	(775,534)	(747,134)	(115,338)
Marketing	(150,313)	(195,938)	(260,988)	(374,227)	(313,627)	(48,416)
Technology and content	(89,616)	(153,267)	(180,158)	(208,214)	(242,112)	(37,376)
General and administrative	(84,113)	(137,473)	(148,919)	(165,284)	(198,554)	(30,651)
Government grants and value-added tax refunds	13,603	9,216	21,392	113,781	73,194	11,299
(Loss) income from operations	(284,338)	(489,299)	(195,472)	60,284	70,273	10,848

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
(Loss) income before income taxes	(204,161)	(443,851)	(142,865)	88,117	76,548	11,817
Income tax (expense) benefit	(24,326)	—	—	—	15,000	2,316
Net (loss) income	(228,487)	(443,851)	(142,865)	88,117	91,548	14,133
Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	—
Net (loss) income attributable to common shareholders	(228,487)	(443,851)	(142,865)	88,117	91,548	14,133
(Loss) income per common share:
Basic	(0.58)	(1.11)	(0.36)	0.22	0.23	0.04
Diluted	(0.58)	(1.11)	(0.36)	0.21	0.22	0.03
Shares used in (loss) income per share computation:
Common shares:
Basic
Diluted
Class A common shares:
Basic	188,572,218	267,707,132	269,520,110	271,445,384	272,491,397	272,491,397
Diluted	394,059,092	399,623,792	401,416,715	416,533,054	415,045,447	415,045,447
Class B common shares:
Basic	205,486,874	131,916,660	131,896,605	131,876,660	131,876,660	131,876,660
Diluted	205,486,874	131,916,660	131,896,605	131,876,660	131,876,660	131,876,660
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment, net of taxes	(66,198)	(3,730)	(42,873)	4,991	87,122	13,449
Unrealized gain on available-for-sale investments, net of taxes	—	—	—	2,541	15,894	2,454
Transferred to statements of comprehensive (loss) income of realized gain on available-for-sale investments, net of taxes	—	—	—	(2,541)	(14,555)	(2,247)
Total other comprehensive (loss) income	(66,198)	(3,730)	(42,873)	4,991	88,461	13,656
Comprehensive (loss) income attributable to common shareholders	(294,685)	(447,581)	(185,738)	93,108	180,009	27,789

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	1,491	1,922	1,755	2,126	1,946	300
Marketing	300	332	412	509	638	98
Technology and content	1,372	1,015	964	1,075	1,138	176
General and administrative	8,294	7,918	7,977	6,707	4,875	753
Total share-based compensation expenses	11,457	11,187	11,108	10,417	8,597	1,327

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	192,962	432,703	353,273	350,946	1,107,612	170,986
Restricted cash	—	709,417	6,964	23,726	24,000	3,705
Time deposits	1,178,839	492,445	853,222	674,363	—	—
Held-to-maturity investments	20,000	—	—	350,000	72,000	11,115
Available-for-sale investments	—	—	—	—	166,339	25,678
Inventories	1,583,283	1,485,579	1,760,904	2,201,170	2,272,087	350,750
Accounts receivable, net	67,369	56,610	37,446	28,763	35,367	5,460
Total assets	3,285,742	3,583,126	3,634,457	4,514,967	4,621,030	713,364
Accounts and notes payable	1,485,943	1,563,787	1,970,651	2,479,314	2,703,190	417,301
Non-current liabilities	1,903	33,966	32,724	24,227	29,499	4,554
Class A common shares	197	200	201	201	201	31
Class B common shares	103	103	103	103	103	16
Accumulated deficit	(580,051)	(1,023,902)	(1,166,767)	(1,078,650)	(987,102)	(152,382)
Total shareholders’ (deficit) equity	1,157,786	739,499	569,693	677,584	866,190	133,717

Exchange Rate Information

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4778 to US$1.00, the rate in effect as of December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the rate was RMB6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

From our inception, we have primarily focused on the sale of books online and a majority of our total net revenues have been derived from selling books and other media products online, which accounted for 64.0%, 63.3% and 59.4% of our total net revenues in 2013, 2014 and 2015, respectively. While we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on books and other media products. If we cannot successfully attract or retain our book and other media product customers, the number of our customers for, and sales of, general merchandise products may decline. Furthermore, while we have developed and will continue to expand our own digital reading platform, the development and increasing popularity of electronic books and digital content, which have already achieved success in the U.S. and other countries, may negatively impact our book sales online. Our sales of books and other media products may also be materially and negatively affected by sales of pirated books or other media products, which is a continuing problem in China. Any event that results in a reduction in our sales of books and other media products could materially and adversely affect our business and results of operations.

We incurred net losses in the past. Although we generated a net profit in 2014 and 2015, we may experience future losses and may not be able to generate sufficient revenues in the future to sustain profitability.

We incurred net losses in all periods prior to 2009 and from 2011 to 2013. We generated net income of US$14.2 million and US$14.1 million in 2014 and 2015, respectively. We cannot assure you that we can maintain profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. Our ability to be profitable depends on the revenues that we can generate from our businesses, which are affected by factors out of our control, such as the level of price competition in the market, and our ability to control our costs and operating expenses. In 2016, we expect to continue to invest heavily in advertising and marketing programs and in technology and content spending, including continuing to invest in mobile technology and our digital reading platform, which may increase our costs and operating expenses, and as a result, adversely affect our ability to generate net income for the year. We incurred in the past and expect to continue to incur in future periods share-based compensation expenses, which will negatively impact our operating results. If competition remains intense and we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.

Our expansion in the general merchandise business, the third-party marketplace and other businesses may lower our profit margins and subject us to new risks and challenges.

We have focused on selling books online and we have gradually expanded the product offerings on our internet platform to include other media products and selected general merchandise categories in recent years. In 2009, we launched the dangdang.com marketplace program to allow third-party merchants to sell certain general merchandise products alongside our products. We launched our e-book platform to further enhance our customers’ shopping experience in December 2011, and we currently offer approximately 300,000 book titles through the e-book platform. We intend to further capitalize on our relationships with publishers to develop original content and drive growth of our e-book business. We also intend to further expand bulk sales, a new business initiative we pursued in 2014, which allows our customers to order books and general merchandise in bulk from our website.

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

We launched our dangdang.com marketplace program in 2009. As of December 31, 2015, there were approximately 3,000 third-party merchants who offered and sold products through our marketplace. We do not have as much control over the storage and delivery of products sold on our marketplace as we do over the products that we sell directly ourselves. Most of our third-party merchants use their own storage and delivery systems to store their products and deliver to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our internet platform. If any third-party merchant does not control the quality of the products that it sells on our internet platform, or if it fails to deliver the products on time or at all or delivers products that are of inferior quality, or if it sells counterfeit or unlicensed products on our internet platform, and we fail to discover or prevent the misbehavior, the reputation of our marketplace and our Dangdang brand may be materially and adversely affected, and we could face claims that we should be held liable for any losses incurred by our customers. In the event that any third-party merchant does not have authorization from the relevant brands to sell certain products to us, those merchants may be prevented from selling products on our internet platform, which may adversely affect our business and results of operations. In such event, we may also need to establish new third-party merchant relationships to ensure that we have access to a steady supply of products on acceptable commercial terms, and if we fail to do so, it may limit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to our customers. Moreover, some products sold on our marketplace may compete with the products we sell directly, which may lead to a decrease in the sales of our own products. In addition, the supplier relationships, customer acquisition dynamics and working capital requirements for our marketplace may not be the same as those for our self-procurement operations, which may complicate the management of our business. In order for our marketplace to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

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

A majority of our net revenues are from online retail. While online retail has existed in China since the 1990s, the e-commerce industry in China is constantly evolving, and the long-term viability and prospects of various e-commerce business models, including the flash sales model, and e-commerce generally, in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

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

Usage and consumption of digital content are increasingly shifting to mobile devices such as smartphones, tablets and other portable devices. We believe that the growth of our business depends in part on our ability to continue to drive monetization, and increase customers and orders, on our mobile platform. In the three months ended December 31, 2015, the number of mobile orders accounted for more than 45% of our total orders. In order to deliver a high quality mobile shopping experience, it is important that our mobile applications may need to interface with other mobile applications, and integrate with a range of mobile technologies, systems, networks and standards that we do not control. For example, we may not be successful in developing technologies with key participants in the mobile industry, or in developing mobile applications and technologies that operate effectively with mobile operating systems, technologies, networks or standards. In addition, key participants in the mobile industry, such as mobile application stores, may change their policies from time to time, as a result of which our mobile applications may not continue to be accessible to our customers.

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

We lease all of the premises used for our offices, warehouses and data centers, except that we own a warehouse in Tianjin that is currently being put into use. Some of our lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. In particular, four of our warehouses are located on collectively-owned land or military land, and the lessors have not been able to provide the relevant title certificates and approvals in relation to the leases, including the approvals from the military authorities or collective members. None of our leases of the properties has been filed for registration with the relevant government authorities, as required under PRC law. In addition, two of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by the competent government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business operations and results of operations.

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

We sourced our products approximately 3,500 suppliers across China as of December 31, 2015. In connection with our dangdang.com marketplace program, third-party merchants are separately responsible for sourcing the products they sell on our internet platform. As of December 31, 2015, we had approximately 3,000 third-party merchants on our dangdang.com marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our internet platform and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful.

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

As of February 29, 2016, the most recent practicable date, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are husband and wife, together beneficially own an aggregate of 36.3% of our outstanding shares, representing 83.7% of the total voting power of our outstanding common shares, including shares that they had the right to acquire within 60 days. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, Mr. Li and Ms. Yu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering and the public market. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 29, 2016, we had registered 119 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, one patent and 83 trademarks and service marks, and had 162 trademark applications pending in China. Our trademarks and service marks may be invalidated, circumvented or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

In connection with the evaluation of our internal control over financial reporting as of December 31, 2014, our management identified a “material weakness” comprising design deficiencies in our internal control over the revenue process of bulk sales to ensure that revenue was only recognized when all revenue recognition criteria were met. In 2015, we have made enhancements to our internal controls over financial reporting. See “Part II—Item 15. Controls and Procedures.—Remediation and Changes in Internal Control Over Financial Reporting.” Based on these actions taken and our testing and evaluation of our internal controls, our management has concluded that the material weakness no longer existed as of December 31, 2015.

However, although our management concluded our internal control over financial reporting was effective as of December 31, 2015 and our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2015, we cannot assure that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, which have contributed to a slowdown of the PRC economy. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product growth slowed to 6.9% in 2015. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Related to Our Corporate Structure and Restrictions on Our Industry

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

We are a Cayman Islands company and our PRC subsidiary, Beijing Dangdang Information Technology Co., Ltd., or Dangdang Information, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, and Dangdang Kewen’s shareholders. Our affiliated PRC entity and its subsidiaries hold the licenses that are essential to the operation of our business. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” Dangdang Kewen is a PRC limited liability company 50% owned by Mr. Guoqing Li and 50% owned by Ms. Peggy Yu Yu, husband and wife, both of whom are major shareholders, co-founders and directors of our company, and PRC citizens. As a result of these contractual arrangements, we exert control over Dangdang Kewen and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” In 2013, 2014 and 2015, Dangdang Kewen and its subsidiaries contributed in aggregate 4.9%, 4.2% and 3.2%, respectively, of our consolidated net revenues.

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

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries, or our affiliated PRC entity and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our affiliated PRC entity and its subsidiaries, revoking the business licenses or operating licenses of our PRC subsidiaries or our affiliated PRC entity and its subsidiaries, shutting down our servers or blocking our internet platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of Dangdang Kewen that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Dangdang Kewen, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

We may lose the ability to use and enjoy assets held by our affiliated PRC entity and its subsidiaries that are important to the operation of our business if they go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our affiliated PRC entity, Dangdang Kewen, it holds certain assets that are important to the operation of our business. Some of these assets are held by Dangdang Kewen’s subsidiary, Wuxi Dangdang Kewen E-Commerce Co., Ltd., or Wuxi Dangdang Kewen. If our affiliated PRC entity or its subsidiaries go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our affiliated PRC entity or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

If our affiliated PRC entity and its subsidiaries fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” Our affiliated PRC entity and its subsidiaries are required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entity and its subsidiaries may be required to obtain additional licenses. If they fail to obtain or maintain any of the required, assets, licenses or approvals, their continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our affiliated PRC entity and its subsidiaries will materially and adversely affect our business, financial condition and results of operations.

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

Through our dual-class share structure, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are both PRC citizens, collectively own approximately 83.7% of the voting power of our outstanding common shares as of February 29, 2016, including shares that they had the right to acquire within 60 days. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered at the comment solicitation stage. Under these options, a company with the VIE structure and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company to dispose of its businesses and/or the VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the internet and sales and distribution of audio and video products businesses, which our affiliated PRC entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure such as us, we would face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operating assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the previously effective Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicle, or the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. We cannot assure you that our shareholders who are PRC citizens or residents will make, obtain or update any applicable registration. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. After SAFE Notice 13 becomes effective, entities and individuals will be required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

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

We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since our PRC subsidiaries and our affiliated PRC entity and its subsidiaries were in an accumulated loss position in the three years ended December 31, 2013, 2014 and 2015, no such reserve fund was established for these three years. Further, if our PRC subsidiaries and affiliated PRC entity incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

As we may receive dividends and other fees paid to us by our subsidiaries and our affiliated PRC entity and its subsidiaries, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Should we enter into transactions denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar will reduce the amount of Renminbi we receive in exchange for such U.S. dollars. Conversely, any depreciation of the Renminbi against the U.S. dollar will have a negative effect should we need to exchange our Renminbi into U.S. dollars for dividend payments or for other business purposes.

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

Risks Related to Our ADSs

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

There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Ms. Peggy Yu Yu and Mr. Guoqing Li, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Our board of directors received a preliminary non-binding proposal letter dated July 9, 2015 from Ms. Peggy Yu Yu, chairwoman of our board of directors, and Mr. Guoqing Li, director and chief executive officer of our company, to acquire all of our outstanding common shares not already beneficially owned by them in a going private transaction for $7.812 in cash per ADS, each representing five Class A common shares. Our board of directors has formed a special committee comprised of three independent and disinterested directors, Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, to consider the proposal and any other alternative proposals or other strategic alternatives that may be available to our company. The special committee has retained Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor and Shearman & Sterling LLP as its United States legal counsel in connection with its review and evaluation of the preliminary non-binding proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. These uncertainties may increase the volatility of the market price of our ADSs and have a material adverse effect on the market price of our ADSs.

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

Depending upon the value of our assets based on the market value of our ADSs and Class A common shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our income and assets and the value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2015 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year.

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

Due to the disparate voting powers attached to these two classes, as of February 29, 2016, Ms. Peggy Yu Yu and Mr. Guoqing Li collectively own approximately 83.7% of the voting power of our outstanding common shares, including shares that they had the right to acquire within 60 days, and have considerable influence over matters requiring shareholder approval, including election of directors and approval of corporate transactions, such as a merger or sale of our company or our assets. This concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

U.S. shareholders may be able to originate actions against us in the Cayman Islands under Cayman Islands laws. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for shareholders to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result. In addition, we adopted a share-based compensation plan in 2004, or the 2004 plan, and another share incentive plan in 2010, or the 2010 plan. As of February 29, 2016, there were 17,784,750 options to purchase common shares outstanding under the 2004 plan and the 2010 plan. The additional securities we may issue under the 2010 plan or other share-based compensation plans we may adopt in future will dilute the ownership interests of our shareholders, including holders of our ADSs.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign-invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are necessary for our business operation in China, such as licenses for operating our internet platform. We approved a corporate structure plan and instructed Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiaries, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our internet platform that Dangdang Information is restricted from undertaking under PRC law. See the several risks discussed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our internet platform.”

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

Our board of directors received a preliminary non-binding proposal letter dated July 9, 2015 from Ms. Peggy Yu Yu and Mr. Guoqing Li to acquire all of our outstanding common shares not already beneficially owned by them in a going private transaction for $7.812 in cash per ADS, each representing five Class A common shares. Our board of directors has formed a special committee comprised of three independent and disinterested directors, Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, to consider the proposal and any other alternative proposals or other strategic alternatives that may be available to our company. The special committee is continuing its evaluation of the proposed “going private” transaction. No definitive offer has been made, nor any definitive agreement has been executed, with respect to the proposed “going private” transaction.

Our principal executive offices are located at 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. Our telephone number at this address is (+86-10) 5799-2666. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands.

B.	Business Overview

We are a leading B2C e-commerce company in China. We have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of December 31, 2015, we offered approximately 1,200,000 book titles on our principal business, including more than 1,100,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We offer other media products and selected general merchandise categories on our internet platform, including fashion and apparel beauty and personal care products, home and lifestyle products, and baby, children and maternity products. We also offer the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products. To satisfy the growing needs of our customer base, we broadened our sales formats by launching a flash sales channel in May 2013. While our flash sales channel currently focuses mainly on apparel, we are in the process of broadening the product offerings to include books and other media products, as well as general merchandise.

We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had 27.8 million active customers in 2015. Our average daily unique visitors were approximately 3.1 million in 2015. During 2015, we acquired approximately 17.6 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the Dangdang customer experience.

As a pioneer in China’s e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, strategic relationships with approximately 3,500 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers. Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in approximately 3,000 cities and towns in China, a popular payment option for Chinese consumers. As of the end of 2015, we have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 2,600 cities and towns to pay with cards on the spot. We also offer our customers other payment options including online payment, wire transfer and postal remittance.

Since 2014, we have a new brand image and a new slogan “敢做敢当当” (“dare to do, and dare to be”). To broaden our service offerings and maintain our competitiveness, we are exploring a number of new business

•	Digital reading and publishing—Leveraging our large and engaged customer base and our strong book selling business, we have launched Dangdang e-Reader, page flipping e-books, leisure reading, audio book and other products to cater to increasing customer demand for digital reading. We have developed interactive features on our digital reading platform, such as book review posting and personalized recommendations, to foster a sense of online community and increase customer loyalty. We are also expanding our digital publishing platform by capitalizing on our relationship with book publishers and enabling them to utilize our digital reading products for original content publishing.

•	Mobile platform—Our consumers are increasingly using mobile devices for online shopping. In the three months ended December 31, 2015, mobile orders accounted for over 45% of our total orders. In 2015, we developed new features and upgraded our mobile application to enhance our customers’ mobile shopping experience. We intend to continue to invest in mobile technology to deliver a convenient and reliable mobile shopping experience.

•	Bulk sales—Our leading position in the e-commerce industry provides us with a promising opportunity to further broaden our sales channels. Since 2014, we expanded bulk sales as a new business initiative, which allows our customers to order books and general merchandise in bulk from our website. We intend to further expand our bulk sales business as it benefits us, our customers and business partners.

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

•	Browsing. Our internet platform provides users with useful information on the products for sale, such as a description of the product and, in many cases, images of the product. Our internet platform also offers the following popular features: Flash Sales, Dangdang Best Sellers, Special Sale, Also Buy, Also View and Online Reading. Flash Sales features time-limited sales of in-season and off-season products that are limited in availability, which is particularly suited for consumers who seek products with good quality for value and enjoy exciting online shopping experience. The Dangdang Best Sellers feature allows users to view the most purchased items in the past. A user can sort the best-selling items by product category and by period of time. The Special Sale feature allows users to view promotional items with deep per-item or volume discounts or free gifts on offer all on one webpage. The Also Buy and Also View features allow users who are interested in one particular product to obtain personalized recommendations based on the viewing or purchasing records of other customers who have also viewed or bought the same product. The Online Reading feature at Dangdang bookstore allows users to view the first several chapters of new arrival books, and to purchase and read e-books on PC as well as on Android phone, Android pad, iPhone and iPad mobile devices.

•	Searching and Sorting. Our customers are able to search for more than thirty million stock keeping units, or SKUs, on our internet platform. For books, we provide a selection of search tools based on title, author, publisher, ISBN, price range and discount, publication date and on-shelf date. For other media products and general merchandise, we provide search tools based on different criteria such as product category, price, brand, size and color. Users can also sort products by popularity, price, arrival date and rating of third-party merchants.

•	Product Reviews and Online Community. We encourage our customers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other customers who are interested in these products. Users of our Dangdang online community can read and post reviews on books, general merchandise, music, TV shows and movies and initiate or participate in discussions in different forums. The online community provides users of our internet platform with an interactive experience that is intended to encourage them to return to our internet platform frequently, which we believe in turn promotes user loyalty and increases repeat purchases.

•	Personalized Services. We offer a personalized e-commerce experience by enabling our users to build online shopper profiles reflecting their tastes and interests and by delivering targeted product recommendations based on users’ browsing and purchase histories and their wish lists. Each of our customers has a unique user name and password, which allows him or her to track order status and check bonus points accumulated from previous purchases. To facilitate our customers’ checkout process, we generate their preferred delivery address, shipping method and payment option at checkout based on information they have previously provided. Even before customers log into their account, our system can recognize them by their browsing histories stored in the cookie and make personalized recommendations based on their browsing histories. We also analyze each customer’s purchase patterns and send personalized e-mail notices periodically, updating them on new product launches and promotional and marketing events. We have developed additional personalized services that are tailored for users of our mobile applications, such as location-based recommendations.

•	Checking Out. To purchase products on our internet platform, our customers simply click to add an item to their virtual shopping cart. Customers can add or remove items in their shopping cart before making a final purchase decision. First-time purchasers need to set up a Dangdang account and fill out contact information, shipping and payment details. Existing customers can access their preferred checkout options by logging into their accounts. Our information system automatically confirms each order by e-mail within seconds after the order is placed and updates customers by e-mail or mobile phone text message, or SMS, shortly after orders are shipped.

Our Product Offerings

Books and Other Media Products

We have focused on selling books online. As of December 31, 2015, we offered approximately 1,200,000 book titles on our principal business, including more than 1,100,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. In December 2011, we launched an e-book platform to further enhance our customers’ shopping experience. We currently offer approximately 300,000 book titles through the e-book platform.

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

Among the several major categories of general merchandise available on our internet platform, we focus on expanding our own offerings in selected categories and we invite third-party merchants to sell selected product categories to our customers through our dangdang.com marketplace program, which generates revenues from commissions and annual listing fees charged to third-party merchants. We currently have approximately five million SKUs of general merchandise products we sell directly to customers or offered by third-party merchants.

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

Product Sourcing and Pricing

Product Procurement

We source our products from domestic publishers, manufacturers and distributors. Our nationwide e-commerce distribution platform and comprehensive database of customer preferences and shopping habits enable us to provide significant value to our suppliers, helping them reach our sizeable customer base and target their product offerings more effectively. As a result, we have strong relationships with a network of approximately 3,500 suppliers across China. For our books and other media products, we have long-term relationships with a number of strategic suppliers, who, in some cases, have given us exclusive rights to sell certain popular or hard-to-find books and other media products on more favorable terms within certain prescribed periods. To obtain these favorable terms, we usually commit to meet certain minimum sales target requirements. Due to our large purchase volume, quick product turnover and timely payment, we are able to negotiate favorable supply terms, such as lower procurement prices and shorter lead times, from our suppliers. We typically negotiate and enter into supply agreements on an annual basis. None of our suppliers accounted for more than 10% of the total value of our products in any of the past three years ended December 31, 2015.

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

Our payment options include cash-on-delivery, online payment, wire transfer and postal remittance. Most of our customers prefer cash-on-delivery. Under this option, our third-party courier companies deliver products to customers’ designated addresses and collect payment on site. We have built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in approximately 3,000 cities and towns across China. This payment method not only provides our customers with a secure and convenient payment option, but has also enabled us to reduce our operating expenses as we can combine payment and delivery services by using the same third-party courier companies without incurring additional fees. We have also equipped our cash-on-delivery network with mobile payment terminals, enabling customers in approximately 2,600 cities and towns to pay with cards on the spot. Our internet platform also supports online payment with credit cards and debit cards issued by major banks in China as well as payment through third-party online payment agents.

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

Fulfillment

Our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have 37 logistics centers, including 8 front delivery centers, in 12 cities. Our logistics centers have warehouse space totaling approximately 420,000 square meters in size. In most cases, orders are automatically allocated to a nearby logistics center for fulfillment and parcels are delivered directly to the customers from that center. In the event that a specific item in the order is not available in the nearby logistics center, the unfulfilled part of the order will be automatically routed through our computer system to the central logistics center and delivered separately from the central logistics center to the relevant regional logistics centers, and finally to the customers. In addition, we provide same-day delivery service to customers in 108 cities and next-day-delivery-service to customers in approximately 1,000 cities as well as door-to-door return and exchange service in 2,577 cities and towns.

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

In addition, our customers can contact customer service representatives through real-time online chat or through our customer service e-mail address around the clock, or through our customer service hotline 24 hours a day, seven days a week. Our customer service center, located in Beijing, had more than 410 employees as of December 31, 2015. They are trained to address customer inquiries, handle customers’ requests to exchange or return products and resolve customer complaints. We maintain service quality by placing emphasis on careful selection of personnel and regularly monitoring the performance of our representatives. Each new representative is required to complete a two-month mandatory training program, including in-class instruction and exams and on-the-job coaching, and representatives also attend regular training sessions conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills.

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

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of February 29, 2016, we registered 119 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, 83 trademarks and service marks and one patent, and had 162 trademark applications pending in China.

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

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law. The Company Law is applicable to our PRC subsidiaries and our affiliated PRC entity and its subsidiaries unless the PRC laws on foreign investment have stipulated otherwise.

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

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our dangdang.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the MIIT may levy fines, confiscate its income or even block its website. Due to the PRC law restriction that foreign investors cannot hold more than a 50% equity interest in a value-added telecommunications services provider, we hold our ICP license through our affiliated PRC entity, Dangdang Kewen, and its subsidiaries. Each of Dangdang Kewen and Wuxi Dangdang Kewen currently holds an ICP license issued by the relevant local branches of the MIIT.

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

Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

The PRC tax authorities have considerable discretion under Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 59, Circular 698 or Public Notice 7, our income tax costs associated with such potential acquisitions may be increased. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

All of our PRC subsidiaries and our affiliated PRC entity and its subsidiaries, which are located in Beijing, Tianjin and Jiangsu province, fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since September 1, 2012, December 1, 2012 and October 1, 2012, respectively, the effective date of the pilot program in each of the regions. From the applicable effective time onwards, these entities pay VAT instead of business tax for marketplace program revenues, online advertising services and other services at a rate of 6%.

Pursuant to the Notice Regarding the Continuation of Value-added Tax and Business Tax Preferential Policies for the Public Cultural Industry promulgated by the Ministry of Finance and SAT in December 2013, or Circular 87, value-added tax is exempted for the wholesale and retail of books from January 1, 2013 to December 31, 2017. According to Circular 87, the exempted value-added tax or business tax that have been collected before the issuance of Circular 87 can be used to offset future value-added tax and business tax, or be refunded. Our PRC subsidiaries and our affiliated PRC entity and its subsidiaries located in Beijing, Tianjin and Jiangsu have submitted the applications to the relevant governmental authorities and have been approved for value-added tax exemption from the wholesale and retail of books since January 1, 2014. We applied for and received value-added tax refunds from the relevant governmental authorities amounting to RMB106 thousand during 2014.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of common shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, entities and individuals will be required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration. We cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

SAFE Regulations on Employee Share Options

In February 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the Share Option Rule. Pursuant to the Share Option Rule, PRC residents who are granted share options by an overseas publicly listed company are required to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted share options are subject to these regulations. We and our PRC share option holders are in the process of registering with SAFE. Failure of our PRC share option holders or us to complete their SAFE registrations may subject these PRC employees or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

C.	Organizational Structure

The following diagram sets out details of our significant subsidiaries and affiliated entities:

(1)	Each of Ms. Peggy Yu Yu and Mr. Guoqing Li, wife and husband, owns 50% of the equity interest in Dangdang Kewen.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen’s shareholders. Through the contractual arrangements with Dangdang Kewen and its shareholders described below, we exercise effective control over the operations of Dangdang Kewen and receive economic benefits generated from shareholders’ equity interests in this entity. Accordingly, we consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. In 2013, 2014 and 2015, Dangdang Kewen and its subsidiaries contributed in aggregate 4.9%, 4.2% and 3.2%, respectively, of our consolidated net revenues.

Loan Agreement. The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010 and as further amended in August 2013. Under this loan agreement, as amended, Dangdang Information has granted an interest-free loan of RMB20 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. Dangdang Information may request repayment of the loan with 30 days’ advance notice and may decide the loan to be repaid in cash or in other forms. The Dangdang Kewen shareholders may not, without the prior written consent of Dangdang Information, choose to repay the loan in advance. Dangdang Information may increase the amount of loan to the shareholders of Dangdang Kewen from time to time to support the continued development of Dangdang Information’s business operations.

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

In the opinion of Beijing DHH Law Firm, our PRC legal counsel, our current ownership structure and the ownership structure of our subsidiary and our affiliated PRC entity are in compliance with existing PRC laws and regulations, and each of the control agreements under the contractual arrangements between our subsidiary, our affiliated PRC entity and its shareholders, as described in this annual report, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. See the several risks discussed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

D.	Property, Plants and Equipment

Our headquarters are located in Beijing and we own warehouse facilities in Tianjin and maintain leased warehouse facilities in Beijing, Wuxi, Guangzhou, Chengdu, Wuhan, Zhengzhou, Jinan, Shenyang, Fuzhou, Qingdao and Shanghai. The following table sets forth a summary of the leased properties as of December 31, 2015:

Location	Space	Usage of Property
	(in thousands of square meters)
Beijing	47.0	Office space, Data centers and Warehouses
Wuxi	49.5	Warehouses
Wuhan	34.1	Warehouses
Guangzhou	72.1	Warehouses
Zhengzhou	25.9	Warehouses
Chengdu	20.7	Warehouses
Jinan	21.2	Warehouses
Shenyang	19.1	Warehouses
Fuzhou	18.9	Warehouses
Qingdao	4.6	Warehouses
Shanghai	21.8	Warehouses
Tianjin	95.7	Warehouses

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

Overview

We generate product revenues from selling books and other media products and general merchandise products to customers. Product revenues constituted most of our net revenues in the three years ended December 31, 2015. We have focused on selling books online. As of December 31, 2015, we offered approximately 1,200,000 book titles on our principal business, including more than 1,100,000 Chinese language titles, which we believe is one of the largest selections of Chinese language titles available both online and offline from a single retailer in China. We currently generate most of our product revenues from selling books and other media products. We also sell general merchandise products and have gradually expanded our general merchandise product offerings to fashion and apparel; beauty and personal care products, home and lifestyle products, and baby, children and maternity products and other products. Product revenues from selling general merchandise to our customers have comprised a relatively small portion of our product revenues in the past. We also offer the dangdang.com marketplace program, whereby we charge third-party merchants service fees for selling their general merchandise on our internet platform.

We have grown significantly since we commenced our operations.

Our total net revenues increased from RMB6,325.0 million in 2013 to RMB9,312.0 million (US$1,437.5 million) in 2015, representing a CAGR of 21.3%. In 2015, our total net revenues of RMB9,312.0 million (US$1,437.5 million), represented a 17.0% increase from RMB7,957.0 million for 2014. We achieved net income of RMB91.5 million (US$14.1 million) in 2015, compared to net come of RMB88.1 million in 2014 and net loss of RMB142.9 million in 2013.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	4,050,122	64.0	5,036,039	63.3	5,526,976	853,218	59.4
General merchandise	1,995,451	31.6	2,599,411	32.7	3,485,314	538,040	37.4
Other revenue	279,425	4.4	321,513	4.0	299,745	46,273	3.2
Total net revenues	6,324,998	100.0	7,956,963	100.0	9,312,035	1,437,531	100.0

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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Information, our affiliated PRC entity, Dangdang Kewen and Dangdang Kewen’s shareholders. These contractual arrangements are intended to enable us to direct the activities that most significantly affect the economic performance of the affiliated entities and allow us to obtain a majority of the residual returns from the affiliated entities’ activities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities through our subsidiary, Dangdang information, which is the primary beneficiary of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry.”

Inventories

Inventories, consisting of products available for sale and packaging material, are accounted for using the first-in first-out method, and are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We have early adopted ASU 2015-11, Simplifying the Measurement of Inventory, for inventory measurement in the year ended December 31, 2015. Previously, inventories were valued at the lower of cost or market. The early adoption did not have a material impact on our consolidated financial statements. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

There was no significant change in the estimates of the obsolescence for the years ended December 31, 2013 , 2014 and 2015.

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

We had the following option grants in 2013, 2014 and 2015 under the 2004 and 2010 plans:

Grant Date	Number of Class A Common Shares Underlying Options Granted	Exercise Price Per Share (US$)	Fair Value Per Class A Common Share at the Grant Date (US$)
July 16, 2013	1,053,500	1.40	0.79
August 26, 2013	2,850,000	1.572	1.11
February 25, 2014	1,550,000	1.58	1.10
August 1, 2014	663,500	1.58	1.76
February 2, 2015	400,000	1.58	0.87

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

On February 9, 2015, the exercise price of certain share options was adjusted downwards from US$1.996 and US$2.714 per share to US$1.58 per share. The total incremental share-based compensation expense resulting from the modification was RMB975 thousand (US$151 thousand), with RMB269 thousand (US$42 thousand) recognized as additional share-based compensation expense in 2015 and RMB706 thousand (US$109 thousand) to be recognized over the remaining vesting period.

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the periods presented:

	2013	2014	2015
Expected volatility range	73.73%-74.20%	74.86%-75.0%	61.0%-64.0%
Risk-free interest rate	2.00%-2.25%	2.14%-2.17%	1.46%-1.52%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5-2.5	1.5-2.8	1.5-2.8

The total share-based compensation expense during the years ended December 31, 2013, 2014 and 2015 was RMB11.1 million, RMB10.4 million and RMB8.6 million (US$1.3 million), respectively.

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

In accordance with the provisions of ASC 740, Income Taxes, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, included in the income tax expenses for the three years ended December 31, 2015 may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
Net revenues:
Product revenue
Media	4,050,122	64.0%	5,036,039	63.3%	5,526,976	853,218	59.4%
General merchandise	1,995,451	31.6%	2,599,411	32.7%	3,485,314	538,040	37.4%
	6,045,573	95.6%	7,635,450	96.0%	9,012,290	1,391,258	96.8%
Other revenue	279,425	4.4%	321,513	4.0%	299,745	46,273	3.2%
Total net revenues	6,324,998	100.0%	7,956,963	100.0%	9,312,035	1,437,531	100.0%
Cost of revenues	(5,224,114)	(82.6)%	(6,487,201)	(81.5)%	(7,813,529)	(1,206,201)	83.9%
Gross profit	1,100,884	17.4%	1,469,762	18.5%	1,498,506	231,330	16.1%
Operating expenses (1) :
Fulfillment	(727,683)	(11.5)%	(775,534)	(9.7)%	(747,134)	(115,338)	(8.0)%
Marketing	(260,988)	(4.1)%	(374,227)	(4.7)%	(313,627)	(48,416)	(3.4)%
Technology and content	(180,158)	(2.8)%	(208,214)	(2.6)%	(242,112)	(37,376)	(2.6)%
General and administrative	(148,919)	(2.4)%	(165,284)	(2.1)%	(198,554)	(30,651)	(2.1)%
Government grants and value-added tax refunds	21,392	0.3%	113,781	1.4%	73,194	11,299	0.8%
Total operating expenses	(1,296,356)	(20.5)%	(1,409,478)	(17.7)%	(1,428,233)	(220,482)	(15.3)%
(Loss) income from operations	(195,472)	(3.1)%	60, 284	0.8%	70,273	10,848	0.8%
Interest income	30,727	0.5%	44,839	0.5%	47,328	7,306	0.5%
Interest expense	(6,042)	(0.1)%	—	—	—	—	—
Other income (expense), net	27,922	0.4%	(17,006)	(0.2)%	(41,053)	(6,337)	(0.4)%
Total non-operating income	52,607	0.8%	27,833	0.3%	6,275	969	0.1%
(Loss) income before income taxes	(142,865)	(2.3)%	88,117	1.1%	76,548	11,817	0.8%
Income tax benefit	—	—	—	—	15,000	2,316	0.2%
Net (loss) income attributable to common shareholders	(142,865)	(2.3)%	88,117	1.1%	91,548	14,133	1.0%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
Fulfillment	1,755	0.0%	2,126	0.0%	1,946	300	0.0%
Marketing	412	0.0%	509	0.0%	638	98	0.0%
Technology and content	964	0.0%	1,075	0.0%	1,138	176	0.0%
General and administrative	7,977	0.2%	6,707	0.1%	4,875	753	0.1%
Total share-based compensation expenses	11,108	0.2%	10,417	0.1%	8,597	1,327	0.1%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Total net revenues. Our total net revenues increased by 17.0% from RMB7,957.0 million in 2014 to RMB9,312.0 million (US$1,437.5 million) in 2015. This increase was primarily attributable to increases in product revenues from our principal business.

Revenues from sales of books and other media products increased by 9.7% from RMB5,036.0 million in 2014 to RMB5,527.0 million (US$853.2 million) in 2015. Product revenues from sales of general merchandise products increased by 34.1% from RMB2,599.4 million in 2014 to RMB3,485.3 million (US$538.0 million) in 2015. Other revenue including revenues from third-party merchants decreased by 6.8% from RMB321.5 million in 2014 to RMB299.7 million (US$46.3 million) in 2015.

The increase in revenues was primarily attributable to the increased number of active customers and orders and larger order size. The total number of active customers and orders amounted to 27.8 million and 79.7 million, respectively, in 2015, compared to 24.3 million and 72.1 million, respectively, in 2014. The increase in the number of active customers was largely due to an increase in the number of new customers from 13.3 million in 2014 to 15.3 million in 2015 and the enlarged active customer base as a result of our ability to retain existing customers.

Cost of revenues. Our cost of revenues increased by 20.4% from RMB6,487.2 million in 2014 to RMB7,813.5 million (US$1,206.2 million) in 2015, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 2.0% from RMB1,469.8 million in 2014 to RMB1,498.5 million (US$231.3 million) in 2015 and our gross margin decreased from 18.5% to 16.1% during the same period. The decrease in gross margin was primarily due to the decrease in gross margin from books and the decrease in other revenue.

Fulfillment expenses. Our fulfillment expenses decreased by 3.7% from RMB775.5 million in 2014 to RMB747.1 million (US$115.3 million) in 2015. Our fulfillment expenses as a percentage of total net revenues decreased from 9.7% to 8.0% during the same period, primarily due to the increase in employee productivity, more efficient warehouse operation and larger order size.

Marketing expenses. Our marketing expenses decreased by 16.2% from RMB374.2 million in 2014 to RMB313.6 million (US$48.4 million) in 2015. Our marketing expenses as a percentage of total net revenues decreased from 4.7% to 3.4% during the same periods, primarily due to decreased expenditures on advertisements and online marketing programs.

Technology and content expenses. Our technology and content expenses increased by 16.3% from RMB208.2 million in 2014 to RMB242.1 million (US$37.4 million) in 2015. Our technology and content expenses as a percentage of total net revenues remained at 2.6% during the same periods.

General and administrative expenses. Our general and administrative expenses increased by 20.1% from RMB165.3 million in 2014 to RMB198.6 million (US$30.7 million) in 2015. Our general and administrative expenses as a percentage of total net revenues remained at 2.1% during the same periods.

Government grants. Our government grants in 2015 totaled RMB73.2 million (US$11.3 million), attributable to a tax subsidy and other government subsidies we received in 2015.

Interest income. Our interest income increased by 5.6% from RMB44.8 million in 2014 to RMB47.3 million (US$7.3 million) in 2015, primarily due to our increased cash balances in interest-bearing accounts.

Other expenses, net. Our other expenses increased from RMB17.0 million in 2014 to RMB41.1 million (US$6.3 million) in 2015, primarily due to the exchange loss.

Tax benefit. Our tax benefit for the year ended December 31, 2015 is RMB15 million (US$2.3 million), primarily due to the utilization of accumulated tax losses to offset taxable income in 2015 and the release of certain valuation allowance during 2015. In the meantime, as we believe that it is more likely than not that the entire amount of deferred tax assets will not be realized in the future, we recognized certain valuation allowance against deferred tax assets in 2015. If we subsequently expect we will be able to generate sufficient taxable income in the future, the valuation allowance will be further released, resulting in a tax benefit at that time.

Net income. As a result of the above, we achieved a net income of RMB91.5 million (US$14.1 million) or 1.0% of total net revenues in 2015, compared to a net income of RMB88.1 million or 1.1% of total net revenues in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total net revenues. Our total net revenues increased by 25.8% from RMB6,325.0 million in 2013 to RMB7,957.0 million in 2014. This increase was primarily attributable to increases in product revenues from our principal business and other revenue generated from third-party merchants participating in our marketplace program.

Revenues from sales of books and other media products increased by 24.3% from RMB4,050.1 million in 2013 to RMB5,036.0 million in 2014. Product revenues from sales of general merchandise products increased by 30.3% from RMB1,995.5 million in 2013 to RMB2,599.4 million in 2014. Other revenue including revenues from third-party merchants increased by 15.1% from RMB279.4 million in 2013 to RMB321.5 million in 2014.

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

Cost of revenues. Our cost of revenues increased by 24.2% from RMB5,224.1 million in 2013 to RMB6,487.2 million in 2014, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit. Our gross profit increased by 33.5% from RMB1,100.9 million in 2013 to RMB1,469.8 million in 2014 and our gross margin increased from 17.4% to 18.5% during the same period. The increase in gross margin was primarily due to the strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace, under which the revenue is recognized on a net basis.

Fulfillment expenses. Our fulfillment expenses increased by 6.6% from RMB727.7 million in 2013 to RMB775.5 million in 2014. Our fulfillment expenses as a percentage of total net revenues decreased from 11.5% to 9.7% during the same period, primarily due to the increase in employee productivity, more efficient warehouse operation and larger order size.

Marketing expenses. Our marketing expenses increased by 43.4% from RMB261.0 million in 2013 to RMB374.2 million in 2014. Our marketing expenses as a percentage of total net revenues increased from 4.1% to 4.7% during the same periods, primarily due to increased investments in online marketing programs to build awareness of a number of strategically important product categories offered on our internet platform and to promote our mobile application.

Technology and content expenses. Our technology and content expenses increased by 15.6% from RMB180.2 million in 2013 to RMB208.2 million in 2014. Our technology and content expenses as a percentage of total net revenues decreased from 2.8% to 2.6% during the same periods. The decrease in our technology and content expenses as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses. Our general and administrative expenses increased by 11.0% from RMB148.9 million in 2013 to RMB165.3 million in 2014. Our general and administrative expenses as a percentage of total net revenues decreased from 2.4% to 2.1% during the same periods. The decrease in general and administrative expenses as a percentage of total net revenues was primarily due to large scale and improved management efficiency.

Government grants and value-added tax refunds. Our government grants and value-added tax refunds in 2014 totaled RMB113.8 million, attributable to value-added tax refunds and other government subsidies we received in 2014.

Interest income. Our interest income increased by 45.9% from RMB30.7 million in 2013 to RMB44.8 million in 2014, primarily due to our increased cash balances in interest-bearing accounts.

Interest expense. Our interest expense decreased from RMB6.0 million in 2013 to RMB nil in 2014, primarily attributable to our decreased short-term bank loans.

Other income (expenses), net. Our other income (expenses) decreased from income of RMB27.9 million in 2013 to expenses of RMB17.0 million in 2014, primarily due to the exchange loss.

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

Net income. As a result of the above, we achieved a net income of RMB88.1 million, or 1.1% of total net revenues in 2014, as compared to a net loss of RMB142.9 million or (2.3)% of total net revenues in 2013.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We are currently evaluating the timing of adoption and the impact of adopting the new revenue standard on our consolidated financial statements and considering additional disclosure requirements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU 2015-11 eliminates the guidance that entities consider replacement cost and net realizable value less an approximately normal profit margin in the subsequent measurement of inventory when cost is determined on a first-in, first-out or average cost basis. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. We elected to early adopt ASU 2015-11 for the year ended December 31, 2015 on a prospective basis and the adoption had no material effect on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which amends the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current in the consolidated balance sheets. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which introduces a new lessee model that brings substantially all leases in the balance sheets. This standard will be effective for us beginning the first quarter of fiscal year 2019. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were increases of 2.6%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and rental expenses may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of our cash and cash equivalents. We are not able to hedge our exposure to higher inflation in China.

B.	Liquidity and Capital Resources

We have financed our operations primarily through investments from our shareholders, cash flows from operations and short-term bank loans. We believe that our current cash and cash equivalents, time deposits and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the coming year. As of December 31, 2015, we had RMB1,107.6 million (US$171.0 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use, and highly liquid investments with original stated maturities of three months or less. We had RMB24.0 million (US$3.7 million) in restricted cash as of December 31, 2015. Restricted cash represents deposit not readily available to us, mainly relating to the cash pledged as security deposit of bankers’ acceptance notes as of December 31, 2015. In addition, we had RMB72.0 million (US$11.1 million) in held-to-maturity investments and RMB166.3 million (US$25.7 million) in available-for-sale investments as of December 31, 2015. Held-to-maturity investments are investments with maturity terms of less than twelve months, which are subject to limited risks of principal loss.

As of December 31, 2015, we had no outstanding short-term or long-term loans.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	272,708	264,974	1,122	173
Net cash (used in) provided by investing activities	(454,462)	(272,618)	743,538	114,783
Net cash provided by financing activities	114,241	4,366	—	—
Net (decrease) increase in cash and cash equivalents	(79,430)	(2,327)	756,666	116,809
Cash and cash equivalents at beginning of year	432,703	353,273	350,946	54,177
Cash and cash equivalents at end of year	353,273	350,946	1,107,612	170,986

Operating Activities

Net cash provided by operating activities amounted to RMB1.1 million (US$0.2 million) in 2015, which was primarily attributable to net income of RMB91.5 million (US$14.1 million), adjusted for certain non-cash expenses consisting primarily of depreciation expense of RMB58.3 million (US$9.0 million) and share-based compensation expense of RMB8.6 million (US$1.3 million) and a decrease in working capital of RMB205.7 million (US$31.8 million). The decrease in working capital was primarily attributable to the increase in trade payables of RMB223.9 million (US$34.6 million), the decrease in deferred revenue of RMB207.6 million (US$32.0 million), the decrease in accrued expenses and other current liabilities amounting to RMB84.3 million (US$13.0 million), partially offset by the increase in inventories of RMB70.9 million (US$10.9 million) and the increase in prepaid expenses and other current assets of RMB38.4 million (US$5.9 million). The decrease in accrued expenses and other current liabilities was primarily attributable to the decrease in accrued expenses of RMB49.7 million (US$7.7 million). The increase in prepaid expenses and other current assets was primarily attributable to the increase of rebates and promotion fees receivable of RMB82.7 million (US$12.8 million) and the decrease of prepayments to suppliers of RMB64.1 million (US$9.9 million).

Net cash provided by operating activities amounted to RMB265.0 million in 2014, which was primarily attributable to net income of RMB88.1 million, adjusted for certain non-cash expenses consisting primarily of depreciation expense of RMB53.5 million and share-based compensation expense of RMB10.4 million and decrease in working capital. The decrease in working capital was primarily attributable to the increase in trade payables of RMB508.7 million, the increase in deferred revenue of RMB211.9 million, the increase in accrued expenses and other current liabilities amounting to RMB83.1 million, partially offset by the increase in inventories of RMB440.3 million, and the increase in prepaid expenses and other current assets of RMB242.5 million. The increase in accrued expenses and other current liabilities was primarily attributable to the increase in deposits from service providers of RMB48.7 million. The increase in prepaid expenses and other current assets was primarily attributable to the increase of prepayments to suppliers of RMB200.5 million. The amount of deposits from delivery service providers and merchants in the marketplace program increased from RMB96.1 million as of December 31, 2013 to RMB144.8 million as of December 31, 2014. Such an increase in deposits from service providers and merchants was primarily attributable to the increase of approximately RMB51.0 million in deposits received from merchants in the marketplace program, partially offset by the decrease of approximately RMB2.3 million in deposits from delivery service providers in 2014. The number of deposit-paying merchants increased by over 1500, or over 29%, from 2013 to 2014. The amount of prepayment to suppliers increased from RMB88.3 million as of December 31, 2013 to RMB288.8 million as of December 31, 2014. Prepayments to suppliers are primarily related to advance payments that we made to suppliers of products under certain general merchandise categories. We make such prepayments to secure better pricing and on-time delivery. Such an increase in prepayment to suppliers was primarily attributable to the increased sales volume of certain general merchandise categories, where suppliers generally require prepayments for popular or new products.

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

Investing Activities

Net cash provided by investing activities amounted to RMB743.5 million (US$114.8 million) in 2015, which was primarily attributable to proceeds received from available-for-sale investments of RMB3,498.7 million (US$540.1 million), short-term time deposits of RMB2,026.9 million (US$312.9 million) and held-to-maturity investments of RMB1,067.0 million (US$164.7 million), partially offset by purchases of available-for-sale investments of RMB3,663.7 million (US$565.6 million), short-term time deposits of RMB1,338.1 million (US$206.6 million) and held-to-maturity investments of RMB789.0 million (US$121.8 million) and purchases of plant and equipment of RMB56.4 million (US$8.7 million).

Net cash used in investing activities amounted to RMB272.6 million in 2014, which was primarily attributable to purchases of held-to-maturity investments of RMB1,760.0 million, short-term time deposits of RMB1,189.9 million and available-for-sale investments of RMB100.0 million, partially offset by proceeds from maturity of held-to-maturity investments of RMB1,410.0 million, maturity of short-term time deposits of RMB1,368.7 million, proceeds received from available-for-sale investments of RMB100.0 million, and purchases of plant and equipment of RMB101.5 million, which included the deposit paid for the purchases of plant and equipment.

Net cash used in investing activities amounted to RMB454.5 million in 2013, which was primarily attributable to short-term time deposit of RMB943.2 million, which was partially offset by maturity of short-term deposits of RMB582.4 million, and purchases of plant and equipment of RMB93.7 million which included the deposit paid for the purchases of plant and equipment.

Financing Activities

There were no cash financing activities in 2015.

Net cash provided by financing activities amounted to RMB4.4 million in 2014, which was attributable to the proceeds from exercise of share options.

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

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to set aside certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to a general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries. Since Dangdang Information and Wuxi Dangdang Information were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2013, 2014 and 2015. As Tianjin Dangdang Information was established in 2011 and was in an accumulated loss position in 2013, 2014 and 2015, no such reserve fund was appropriated for the years ended December 31, 2013, 2014 and 2015.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Our consolidated affiliated entities are required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Effective from January 1, 2006, under the amended PRC Company Law, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of our consolidated affiliated entities. Since Dangdang Kewen and Wuxi Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2013, 2014 and 2015.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. As of December 31, 2015, the total net assets of our PRC subsidiaries and our consolidated affiliated entities were negative.

Furthermore, cash transfers from our PRC subsidiaries to our Cayman holding company outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

In 2013, 2014 and 2015, our capital expenditures amounted to RMB93.7 million, RMB101.5 million and RMB56.4 million (US$8.7 million), respectively. In the past, our capital expenditures consisted principally of expansion and updates of our fulfillment network and IT infrastructure. We paid our capital expenditures in these areas in 2015. We plan to fund capital expenditures primarily through current cash and cash equivalents and time deposits.

In October 2012, we commenced construction of a warehouse and office building in Tianjin, which will serve as our headquarter for the northern region. We completed the main parts of the construction in May 2014. We have paid approximately RMB44.7 million for the land use right, which was treated as prepaid land lease payments in our consolidated financial statements in accordance with U.S. GAAP. Our capital expenditure in connection with the construction of this warehouse and office building in Tianjin was RMB67.2 million, RMB45.1 million and RMB12.7 million (US$2.0 million) in 2013, 2014 and 2015, respectively.

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

Our technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services. We incurred RMB180.2 million, RMB208.2 million and RMB242.1 million (US$37.4 million) in technology and content expenses in 2013, 2014and 2015, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating lease obligations	329,304	110,048	145,723	49,510	24,023
Capital expenditure obligations	7,491	7,491	—	—	—
Unconditional purchase obligations	66,000	3,208	31,167	31,620	—
Other	15,114	15,114	—	—	—

G.	Safe Harbor

See “Forward-Looking Information” on pages 1 and 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peggy Yu Yu (1)	51	Co-Founder, Executive Chairwoman and Director
Guoqing Li	52	Co-Founder, Director and Chief Executive Officer
Ruby Rong Lu	46	Independent Director
Ke Zhang	63	Independent Director
Xiaolong Li	52	Independent Director
Danqian Yao	46	Senior Vice President
Yue Wang	50	Chief Editor

Note:

(1)	Ms. Peggy Yu Yu has acted as our interim chief financial officer since April 2014.

Ms. Peggy Yu Yu is our co-founder and director and has been our executive chairwoman since our inception. Prior to that, Ms. Yu served as the vice president of Beijing Science & Culture Publishing Co. Ltd. from 1996 to 1999 and steered the company’s transition from trade to professional publishing. She worked as an independent financial advisor on various corporate finance transactions for China Non-Ferrous Metals Import & Export Co., China Science Group and other corporations between 1992 and 1996. Between 1986 and 1991, she worked for UPS, Garick Corporation, Babcock & Wilcox in the US and China. Ms. Yu received an MBA degree from New York University in 1992 and a bachelor’s degree in English from the Branch Campus of Beijing Foreign Language Institute in China.

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

Ms. Yue Wang has served as our chief editor, responsible for children’s book publishing from Feburary 2015. From January 2013 to January 2015, Ms. Wang served as our vice president of Children’s Books Department. From April 2011 to January 2013, Ms. Wang served as our vice president of the Baby, Children and Maternity Department. From May 2009 to April 2011, Ms. Wang was a senior director of the Children’s Books section of our Media Department, where she had previously served as a chief editor from January 2006 to April 2009. She served as a director of editorial department in Beijing Kewen Guolue Co., Ltd. from May 2000 to December 2005. Ms. Wang received her bachelor’s degree in optics from Liaoning University in China.

B.	Compensation

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately RMB5.1 million (US$0.8 million) in cash to our executive officers and non-executive directors. Neither we nor our subsidiaries or affiliated entities have entered into any service contracts with our directors which provided for benefits upon termination of their services. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2004 plan and the 2010 plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with the success of our business and with those of our shareholders.

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 10,362,270 shares. As of February 29, 2016, there were options to purchase 367,385 shares outstanding under the 2010 plan.

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

The 2004 Plan

Under the 2004 plan, the maximum number of shares in respect of which options, restricted shares, or unrestricted shares may be granted is 53,286,540. We suspended implementing the 2004 plan on November 15, 2010, the date of effectiveness of our 2010 plan. At the annual general meeting on November 12, 2012, our shareholders approved and ratified our resumption of implementing the 2004 plan, only to the extent that the Class A common shares underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 plan, and with amendments made to the 2004 plan, reflecting (i) the extension of the term of the 2004 plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for us being a public company. As of February 29, 2016, total options to purchase an aggregate number of 17,417,365 Class A common shares have been granted and are outstanding under the 2004 plan.

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

The following table summarizes, as of February 29, 2016, the outstanding options that our executive officers and directors beneficially own under our share incentive plans.

Name	Class A Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guoqing Li	2,311,450	0.065	December 20, 2004	December 20, 2019
	4,944,320	0.183	December 20, 2004	December 20, 2019
	3,200,000	0.93	June 30, 2010	June 30, 2020
	2,500,000	1.572	August 26, 2013	August 26, 2020
Danqian Yao	*	0.065	December 20, 2004	December 20, 2019
	*	0.183	December 20, 2004	December 20, 2019
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019
Yue Wang	*	0.822	December 31, 2008	December 31, 2018
	*	0.93	June 30, 2010	June 30, 2020
	*	0.93	July 1, 2011	July 1, 2021
Ke Zhang	*	0.93	July 1, 2011	July 1, 2021
Ruby Rong Lu	*	0.93	July 1, 2011	July 1, 2021
Xiaolong Li	*	0.93	July 1, 2011	July 1, 2021
Total	14,351,895

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 1,396,125 Class A common shares.

As of February 29, 2016, other individuals as a group held options to purchase 3,432,855 Class A common shares of our company, with exercise prices ranging from US$0.065 to US$1.58 per Class A common share.

C.	Board Practices

Our board of directors currently consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested. A director who is interested in a contract must declare the nature of his or her interest at a meeting of the board of directors. A director may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

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

In 2015, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2015, our compensation committee held meetings or passed resolutions by unanimous written consent one time.

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

In 2015, our corporate governance and nominating committee passed resolutions by unanimous written consent one time.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to act honestly in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution of our shareholders.

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

As of December 31, 2015, we had 2,917 full-time employees, including 2,113 in fulfillment, 35 in marketing, 467 in technology and content and 302 in general and administrative. We had a total of 3,210 and 2,390 employees as of December 31, 2014 and 2013, respectively. We also employ independent contractors and temporary personnel from time to time. As of December 31, 2015, we employed approximately 2,110 temporary personnel through third-party contractors.

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

The following tables set forth information concerning the beneficial ownership of our common shares by different classes as of February 29, 2016, the most recent practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 411,434,410 common shares outstanding as of February 29, 2016, including 6,607,115 Class A common shares issued to our depositary bank and reserved for future exercise and grants of incentive shares under our share incentive plans.

Class A Common Shares

As of February 29, 2016, we have 279,557,750 Class A common shares outstanding including 276,964,910 Class A common shares represented by 55,392,982 ADSs. In addition, as of February 29, 2016, options to purchase a total of 17,754,750 Class A common shares granted to our directors, executive officers and other employees and issued and outstanding.

Class B Common Shares

As of February 29, 2016, we have 131,876,660 Class B common shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 29, 2016, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Common Shares Beneficially Owned Number		% (1)	Class B Common Shares Beneficially Owned Number		% (2)	Total Common Shares Beneficially Owned Number (3)	% (4)	Total Voting Power % (5)
Directors and Executive Officers:**
Peggy Yu Yu	3,469,170	(6)	1.2	13,000,000	(7)	9.9	16,469,170	4.0	8.4
Guoqing Li	14,211,600	(8)	5.1	118,876,660	(9)	90.1	133,088,260	32.3	75.3
Ruby Rong Lu (10)	*		*	—			*	*	*
Ke Zhang (11)	*		*	—			*	*	*
Xiaolong Li (12)	*		*	—			*	*	*
Danqian Yao	*		*	—			*	*	*
Yue Wang	*		*	—			*	*	*
All directors and executive officers as a group	18,971,895		6.8	131,876,660		100	150,848,555	36.7	83.7
Principal Shareholders:
Science & Culture International Limited (13)	1,185,000		0.4	97,000,000		73.5	98,185,000	23.9	60.8
Kewen Holding Co. Limited (14)	8,529,450		3.1	118,876,660		90.1	127,406,110	31.0	75.0

Notes:

*	Less than 1% of our outstanding share capital.

**	Except for Ms. Ruby Rong Lu, Mr. Xiaolong Li and Mr. Ke Zhang, the business address of our directors and executive officers is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of February 28, 2016, by the sum of 279,557,750, being the total number of Class A common shares outstanding, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of February 28, 2016.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of February 28, 2016, by 131,876,660, being the total number of Class B common shares outstanding.

(3)	Represents the sum of Class A common shares and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of 411,434,410, being the total number of common shares outstanding, and the number of common shares that such person or group has the right to acquire within 60 days of February 28, 2016, including through the exercise of any option.

(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.

(6)	Represents 3,469,170 Class A common shares held by Ms. Yu, including 333,330 Class A common shares issuable to Ms. Yu upon exercise of options within 60 days after February 29, 2016.

(7)	Represents 13,000,000 Class B common shares held by Ms. Yu.

(8)	Represents 1,333,330 Class A common shares issuable to Guoqing Li upon exercise of options within 60 days after February 29, 2016; 3,111,320 Class A common shares issuable to Dyna-Best Corp upon exercise of options within 60 days after February 29, 2016, 8,581,950 Class A common shares issuable to Kewen Holding Co. Limited upon exercise of options within 60 days after February 29, 2016 and 237,000 ADSs representing 1,185,000 Class A common shares held by Science & Culture International Limited. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein.

(9)	Represents 21,876,660 Class B common shares held by Mr. Li through Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited.

(10)	The business address for Ms. Lu is Unit 1, Level 10, Tower W2 Oriental Plaza, No. 1 East Chang An Ave., Dong Cheng District, Beijing, China.

(11)	The business address for Mr. Zhang is c/o 9th Floor, Fu Hua Mansion, 8 Chaoyangmen North Avenue, Dongcheng District, Beijing 100027, China.

(12)	The business address for Mr. Li is 16/F, Jianda Building, 14 Dongtucheng Road, Chaoyang District, Beijing, China.

(13)	The business address of Science & Culture International Limited is Offshore Incorporation Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	The business address of Kewen Holding Co. Limited is Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of February 29, 2016, 411,434,410 of our common shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 29, 2016, 275,664,410 common shares, or 67.0% of our total outstanding common shares, were held by one record shareholder in the United States, The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Contractual Arrangements

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Affiliates

In March 2006, our PRC subsidiary Dangdang Information entered into an operation agreement with Kewen Cambridge, pursuant to which we engaged Kewen Cambridge to distribute media products related to economics and management, and children on our dangdang.com website from January 1, 2006 to December 31, 2010, which automatically renews for subsequent three year terms. Pursuant to an amendment to the operation agreement, Beijing Kewen Guolue Information Technology Co., Ltd., or Kewen Guolue, assumed part of Kewen Cambridge’s responsibilities under the operation agreement during the contract years from 2007 to 2009, and was added as a party to the operation agreement. Kewen Guolue is an entity indirectly controlled by family members of Mr. Guoqing Li. Pursuant to the operation agreement and its amendments, we agreed to pay Kewen Cambridge and Kewen Guolue service fees equal to 3% of the revenues of the related media products sold on our website. We paid service fees totaling RMB3.7 million to Kewen Cambridge in 2010 and service fees of RMB5.9 million to Kewen Guolue in 2010. In August 2010, we entered into an amendment to the operation agreement to modify the service scope of Kewen Cambridge and Kewen Guolue and to revise the service fees from a percentage of our relevant revenues to a fixed amount of RMB28.9 million plus remuneration of employees of these two entities for the period from January 1, 2010 to December 31, 2012. Pursuant to the amendment, the operation agreement terminated on December 31, 2012 and will not be renewed. We paid service fees totaling RMB3.7 million and RMB5.9 million to Kewen Cambridge and Kewen Guolue, respectively, in 2012. We did not pay any service fees to either Kewen Cambridge or Kewen Guolue in 2013. In January 2014, we entered into a service agreement with Kewen Guolue for the period from January 1, 2014 to December 31, 2014 and charged RMB60 thousand for administrative service in 2014. In 2015, the related party transactions mainly represented ordinary services provided by us to Beijing Baoma Diary Technology Ltd. and Beijing Hechuang Technology Ltd., which are our equity method investees, totaling RMB619 thousand (US$96 thousand).

In January 2000, we entered into two separate advisory agreements with each of Tripod Enterprises Holding Limited and Kewen Holdings Co., Ltd., pursuant to which we engaged Tripod Enterprises and Kewen Holdings to provide certain advisory services in reviewing and revising financing documentation and assisting in our potential initial public offering. A direct family member of Ms. Peggy Yu Yu is the sole director and shareholder of Tripod Enterprises. Mr. Guoqing Li is the sole director and shareholder of Kewen Holdings. The two advisory agreements were terminated effective from January 2, 2010. In 2012, we paid RMB5.2 million and RMB5.0 million to Tripod Enterprises and Kewen Holdings, respectively, to settle the outstanding consulting fees. No amount was due to either Tripod Enterprises or Kewen Holdings as of December 31, 2013, 2014 and 2015.

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

Subject to our memorandum and articles of association and the laws of the Cayman Islands, our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2013	12.19	3.70
Fiscal Year 2014	19.05	8.52
Fiscal Year 2015	11.50	5.56
Quarterly Highs and Lows
First Fiscal Quarter of 2014	19.05	8.57
Second Fiscal Quarter of 2014	15.00	8.92
Third Fiscal Quarter of 2014	16.42	11.16
Fourth Fiscal Quarter of 2014	13.44	8.52
First Fiscal Quarter of 2015	9.78	7.49
Second Fiscal Quarter of 2015	11.50	8.06
Third Fiscal Quarter of 2015	9.10	5.56
Fourth Fiscal Quarter of 2015	7.56	5.84
Monthly Highs and Lows
October 2015	6.97	5.84
November 2015	7.20	6.38
December 2015	7.56	6.86
January 2016	7.29	5.89
February 2016	6.79	5.85
March 2016	7.26	6.56
April 2016 (through April 27)	7.69	7.08

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is divided into 1,000,000,000 common shares with a par value of US$0.0001 each, of which 686,505,790 common shares are designated as Class A common shares and 313,494,210 are designated as Class B common shares. As of February 29, 2016, the most recent practicable date, there are 279,557,750 Class A common shares and 131,876,660 Class B common shares outstanding.

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Board Practices—C. Board of Directors.”

Common Shares

General. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our issued and outstanding common shares are fully paid. Our common shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that we have funds lawfully available for such purpose and immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business.

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

Voting Rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any one or more shareholder together holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy. We currently do not allow shareholders to vote electronically.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of common shares on a pro-rata basis, or otherwise as determined by the liquidator with the sanction of an ordinary resolution of the shareholders.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands, or produced before a court of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of the principal United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that will hold ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, or holders that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Accordingly, assuming that we are the owner of Dangdang Kewen for United States federal income tax purposes, we believe that we primarily operate an active online retailing business in China and, based on our income and assets and value of our ADSs and Class A common shares, we do not believe that we were a PFIC for the taxable year ended December 2015 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not, or will not become, classified as a PFIC. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash held in interest-bearing bank deposits and interest expenses attributable to short-term bank loans. Interest earning instruments and short-term bank loans carry a degree of interest rate risk. As of December 31, 2015, we held certain time deposits, restricted cash and held-to-maturity investments with limited risk of principal loss. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower or our interest expenses may be higher than expected due to changes in market interest rates.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions, or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2015, we had RMB-denominated cash and time deposit balances of RMB388.8 million (US$60.0 million) and U.S. dollar-denominated cash balances of US$114.4 million as well as small amounts of cash balances denominated in Euro and Hong Kong dollar. Assuming we had converted the U.S. dollar denominated cash balance of $114.4 million as of December 31, 2015 into RMB at the exchange rate of $1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been RMB741.1 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB733.7 million as of December 31, 2015. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Assuming we had converted the RMB-denominated cash balance of RMB388.8 million into U.S. dollars at the exchange rate of $1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been US$60.0 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$59.4 million.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary:

Fees:	Service:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of Class A common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A common shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Fees:	Service:

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Class A common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

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

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. From January 1, 2015 to the date of this annual report, we did not receive any reimbursement from the depositary for expenses related to the ADS program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) under the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or COSO.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework issued by COSO (2013 framework).

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

E-Commerce China Dangdang Inc.:

We have audited E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). E-Commerce China Dangdang Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, E-Commerce China Dangdang Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of E-Commerce China Dangdang Inc. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015 of E-Commerce China Dangdang Inc. and our report dated April 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 29, 2016

Remediation and Changes in Internal Control over Financial Reporting

To remediate the material weakness in our internal controls over financial reporting that existed as of December 31, 2014, we have made several improvements on our revenue process of bulk sales. We have undergone a thorough review of the design of internal control procedures with respect to revenue recognition for bulk sales transactions, and have designed and implemented new controls to collect, record and analyze the information that may affect revenue recognize for bulk sales.

Other than the changes noted above to remediate the previously reported material weakness, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2014		2015
Audit fees (1)	RMB	3,250,000	RMB	3,250,000
Audit-related fees (2)	RMB	1,350,000	RMB	1,350,000

(1)	“Audit fees” means the aggregate fees billed or unbilled in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

2.1	Registrant’s Specimen Certificate for Class A common shares (incorporated by reference to Exhibit 4.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

2.2	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 23, 2010)

2.4	Second Amended and Restated Shareholders Agreement dated as of June 27, 2006 among the Registrant, Beijing Dangdang Information Technology Co., Ltd. (previously known as Beijing Kewen Shuye Information Technology Co., Ltd.), its common shareholders and preferred shareholders. (incorporated by reference to Exhibit 4.4 to our Amendment to Form F-1 Registration Statement (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.1	2004 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010 and to Exhibit 99.2 to Form 6-K furnished to the Securities and Exchange Commission on October 24, 2012)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.5	English translation of Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

Exhibit Number	Description of Document

4.6	English translation of Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.7	English translation of Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.8	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.9	English translation of Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010 (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

4.10	English translation of Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.10 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.11	English translation of Supplementary Agreement to the Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.11 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.12	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.12 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.13	English translation of Supplementary Agreement to the Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated December 30, 2012 (incorporated by reference to Exhibit 4.13 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April. 10, 2013)

4.14	English translation of Supplementary Agreement to the Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013 (incorporated by reference to Exhibit 4.14 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April 9, 2014)

4.15	English translation of Supplementary Agreement to the Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013 (incorporated by reference to Exhibit 4.15 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April 9, 2014)

4.16	English translation of Supplementary Agreement to the Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated August 1, 2013 (incorporated by reference to Exhibit 4.16 of Form 20-F (file no. 001-34982) filed with the Securities and Exchange Commission on April 9, 2014)

Exhibit Number	Description of Document

8.1*	List of Consolidated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Form F-1 (file no. 333-170663) filed with the Securities and Exchange Commission on November 17, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Beijing DHH Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Commerce China Dangdang Inc.

By:	/s/ Peggy Yu Yu
	Name:	Peggy Yu Yu
	Title:	Executive Chairwoman

Date:	April 29, 2016

E-COMMERCE CHINA DANGDANG INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

E-Commerce China Dangdang Inc.:

We have audited the accompanying consolidated balance sheets of E-Commerce China Dangdang Inc. (“the Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Commerce China Dangdang Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), E-Commerce China Dangdang Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 29, 2016

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2014	2015
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		350,946	1,107,612	170,986
Restricted cash		23,726	24,000	3,705
Time deposits		674,363	—	—
Held-to-maturity investments		350,000	72,000	11,115
Available-for-sale investments		—-	166,339	25,678
Inventories	4	2,201,170	2,272,087	350,750
Accounts receivable (net of allowance for doubtful accounts of RMB nil (US$ nil) as of December 31, 2014 and 2015)		28,763	35,367	5,460
Prepaid expenses and other current assets	5	575,646	607,785	93,826
Amounts due from related parties	14	375	509	78
Deferred tax assets, net	13	—	15,000	2,316

Total current assets		4,204,989	4,300,699	663,914

Equity method investments	6	—	1,393	215
Fixed assets, net	7	252,966	236,111	36,449
Prepaid land lease payments	8	42,423	41,530	6,411
Prepaid expenses and deposits		14,589	16,274	2,512
Other non-current assets		—	25,023	3,863

Total non-current assets		309,978	320,331	49,450

Total assets		4,514,967	4,621,030	713,364

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts and notes payable (including accounts payable of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiaries without recourse to E-Commerce China Dangdang Inc. of RMB170,630 and RMB161,443 (US$24,923) as of December 31, 2014 and 2015, respectively)	9	2,479,314	2,703,190	417,301
Deferred revenue (including deferred revenue of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiaries without recourse to E-Commerce China Dangdang Inc. of RMB35,878 and RMB35,035 (US$5,408) as of December 31, 2014 and 2015, respectively)		627,122	414,208	63,943
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiaries without recourse to E-Commerce China Dangdang Inc. of RMB394,117 and RMB372,581 (US$57,517) as of December 31, 2014 and 2015, respectively)	10	704,483	605,663	93,498
Amounts due to related parties	14	2,237	2,280	352

Total current liabilities		3,813,156	3,725,341	575,094
Non-current liabilities (including non-current liabilities of Beijing Dangdang Kewen E-Commerce Co., Ltd. and its subsidiaries without recourse to E-Commerce China Dangdang Inc. of RMB3,317 and RMB2,488 (US$384) as of December 31, 2014 and 2015, respectively)		24,227	29,499	4,553

Total liabilities		3,837,383	3,754,840	579,647

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2014	2015
		RMB	RMB	US$
Commitments and contingencies	16
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 272,092,590 and 272,950,460 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	17	201	201	31
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 shares issued and outstanding as of December 31, 2014 and 2015)	17	103	103	16
Additional paid-in capital		1,885,878	1,894,475	292,457
Accumulated other comprehensive loss		(129,948)	(41,487)	(6,405)
Accumulated deficit		(1,078,650)	(987,102)	(152,382)

Total shareholders’ equity		677,584	866,190	133,717

Total liabilities and shareholders’ equity		4,514,967	4,621,030	713,364

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

		Year Ended December 31,
	Notes	2013	2014	2015
		RMB	RMB	RMB	US$
Net revenues
Product revenue	11	6,045,573	7,635,450	9,012,290	1,391,258
Other revenue including services rendered to equity method investees amounting to RMB nil, RMB nil and RMB619 (US$96) for the years ended December 31, 2013, 2014 and 2015, respectively)		279,425	321,513	299,745	46,273

Total net revenues		6,324,998	7,956,963	9,312,035	1,437,531
Cost of revenues
Total cost of revenues		(5,224,114)	(6,487,201)	(7,813,529)	(1,206,201)

Gross profit		1,100,884	1,469,762	1,498,506	231,330
Operating expenses:
Fulfillment		(727,683)	(775,534)	(747,134)	(115,338)
Marketing		(260,988)	(374,227)	(313,627)	(48,416)
Technology and content		(180,158)	(208,214)	(242,112)	(37,376)
General and administrative		(148,919)	(165,284)	(198,554)	(30,651)
Government grants and value-added tax refunds		21,392	113,781	73,194	11,299

(Loss) income from operations		(195,472)	60,284	70,273	10,848
Interest income		30,727	44,839	47,328	7,306
Interest expense	9	(6,042)	—	—	—
Other income (expenses), net	12	27,922	(17,006)	(41,053)	(6,337)

(Loss) income before income taxes		(142,865)	88,117	76,548	11,817
Income tax benefit	13	—	—	15,000	2,316

Net (loss) income		(142,865)	88,117	91,548	14,133

Net (loss) income attributable to common shareholders		(142,865)	88,117	91,548	14,133

(Loss) income per common share:
Basic	18	(0.36)	0.22	0.23	0.04
Diluted	18	(0.36)	0.21	0.22	0.03
Shares used in (loss) income per common share computation:
Class A common shares:
Basic	18	269,520,110	271,445,384	272,491,397	272,491,397
Diluted	18	401,416,715	416,533,054	415,045,447	415,045,447
Class B common shares:
Basic	18	131,896,605	131,876,660	131,876,660	131,876,660
Diluted	18	131,896,605	131,876,660	131,876,660	131,876,660
Other comprehensive (loss) income
Foreign currency translation adjustment, net of taxes		(42,873)	4,991	87,122	13,449
Unrealized gain on available-for-sale investment, net of taxes		—	2,541	15,894	2,454
Transferred to statements of comprehensive (loss) income of realized gain on available-for-sale investments, net of taxes		—	(2,541)	(14,555)	(2,247)
Total other comprehensive (loss) income		(42,873)	4,991	88,461	13,656

Comprehensive (loss) income attributable to common shareholders		(185,738)	93,108	180,009	27,789

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(142,865)	88,117	91,548	14,133
Adjustments to reconcile net (loss) income to net cash from operating activities:
Allowance for doubtful receivables	2,490	(1,253)	1,267	196
Depreciation of fixed assets	48,036	53,456	58,333	9,005
Amortization of prepaid land lease payments	893	893	893	138
Share-based compensation	11,108	10,417	8,597	1,327
Loss of equity method investments	—	—	407	63
Unrealized foreign currency exchange (income) loss	(30,822)	3,996	60,735	9,376
Changes in operating assets and liabilities:
Increase in restricted cash	(6,264)	(16,325)	(274)	(42)
Increase in inventories	(275,325)	(440,266)	(70,917)	(10,948)
Decrease (increase) in accounts receivable	19,188	10,714	(6,604)	(1,019)
Increase in prepaid expenses and other current assets	(128,949)	(242,494)	(38,406)	(5,929)
(Increase) decrease in due from related parties	(2,371)	2,316	(134)	(21)
Increase in deferred tax assets, net	—	—	(15,000)	(2,316)
Decrease (increase) in other non-current assets	5,160	(7,240)	(21,346)	(3,295)
Increase in accounts and notes payable	406,864	508,663	223,876	34,560
Increase (decrease) in deferred revenue	177,787	211,868	(207,641)	(32,054)
Increase (decrease) in accrued expenses and other current liabilities	186,929	83,057	(84,255)	(13,007)
Increase (decrease) in amounts due to related parties	849	(945)	43	6

Net cash provided by operating activities	272,708	264,974	1,122	173

Cash flows from investing activities:
Purchase of fixed assets	(93,685)	(101,477)	(56,406)	(8,708)
Equity method investments	—	—	(1,800)	(278)
Proceeds received from maturity of held-to-maturity investments	1,360,000	1,410,000	1,066,964	164,711
Purchases of held-to-maturity investments	(1,360,000)	(1,760,000)	(788,964)	(121,795)
Time deposits placed with financial institutions	(943,222)	(1,189,881)	(1,338,134)	(206,572)
Maturity of time deposits	582,445	1,368,740	2,026,878	312,896
Proceeds received from available-for-sale investments	—	100,000	3,498,723	540,110
Purchases of available-for-sale investments	—	(100,000)	(3,663,723)	(565,581)
Net cash (used in) provided by investing activities	(454,462)	(272,618)	743,538	114,783

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	48,408	—	14	2
Repayment of short-term bank loans	(648,408)	—	(14)	(2)
Release of restricted cash	709,417	—	—	—
Proceeds from exercise of share options*	4,824	4,366	—	—
Net cash provided by financing activities	114,241	4,366	—	—

Effect of exchange rate changes on cash and cash equivalents	(11,917)	951	12,006	1,853
Net (decrease) increase in cash and cash equivalents	(79,430)	(2,327)	756,666	116,809
Cash and cash equivalents at beginning of the year	432,703	353,273	350,946	54,177
Cash and cash equivalents at end of the year	353,273	350,946	1,107,612	170,986
Supplementary disclosures of cash flow information:
Payable for purchases of fixed assets	57,955	27,932	13,366	2,063
Interest paid	6,998	—	—	—

See accompanying notes to consolidated financial statements.

* Proceeds from exercise of share options collected on behalf by the appointed agent and remitted to the Company after year end were RMB7,969 (US$1,230).

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

E-COMMERCE CHINA DANGDANG INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares)

	Class A common shares		Class B common shares		Additional paid- in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	loss	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2015	272,092,590	201	131,876,660	103	1,885,878	(129,948)	(1,078,650)	677,584
Net income	—	—	—	—	—	—	91,548	91,548
Other comprehensive income	—	—	—	—	—	88,461	—	88,461
Share-based compensation	—	—	—	—	8,597	—	—	8,597
Exercise of stock options	857,870	—	—	—	—	—	—	—
Balance at December 31, 2015	272,950,460	201	131,876,660	103	1,894,475	(41,487)	(987,102)	866,190
Balance at December 31, 2015 in US$		31		16	292,457	(6,405)	(152,382)	133,717

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

The Company is principally engaged in the sales of books, audio-visual products, periodicals, consumer electronics and other general merchandise. The Company’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

Details of the Company’s principal subsidiaries and its Affiliated PRC Entities as of December 31, 2015 are as follows:

Name	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities
Beijing Dangdang Information Technology Co., Ltd. (“Dangdang Information”)	July 8, 1997	PRC	100%	Sales of books on the internet

Wuxi Dangdang Information Technology Co., Ltd. (“Wuxi Dangdang Information”)	August 11, 2010	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet

Dangdang Information Technology (Tianjin) Co., Ltd. (“Tianjin Dangdang Information”), a wholly owned subsidiary of Dangdang Information	September 8, 2011	PRC	99% (1% owned by Dangdang Kewen)	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the internet

Dangdang Information Technology (Sichuan) Co., Ltd. (“Sichuan Dangdang Information”), a wholly owned subsidiary of Dangdang Information	April 23, 2015	PRC	100%	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the interne

Dangdang Information Technology (Shaanxi) Co., Ltd. (“Shaanxi Dangdang Information”), a wholly owned subsidiary of Dangdang Information	May 18, 2015	PRC	100%	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the interne

Dangdang Information Technology (Jiangsu) Co., Ltd. (“Jiangsu Dangdang Information”), a wholly owned subsidiary of Dangdang Information	August 3, 2015	PRC	100%	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the interne

Dangdang Information Technology (Guizhou) Co., Ltd. (“Guizhou Dangdang Information”), a wholly owned subsidiary of Dangdang Information	August 10, 2015	PRC	100%	Sales of books, periodicals, electronic publications, consumer electronics and other general merchandise on the interne

Beijing Dangdang Kewen E-Commerce Co., Ltd. (“Dangdang Kewen”)	August 24, 2004	PRC	Nil	Sales of audio-visual products, periodicals, consumer electronics and other general merchandise on the internet and operate the marketplace program

Wuxi Dangdang Kewen E-Commerce Co., Ltd. (“Wuxi Dangdang Kewen”), a wholly owned subsidiary of Dangdang Kewen	September 20, 2010	PRC	Nil	Sales of consumer electronics and other general merchandise on the internet

Note: Dynamic Tech Holdings Ltd. and Dangdang E-commerce International Ltd., which were incorporated in 2011, have been omitted from this list since they are dormant companies and had no significant accounting transactions for the years ended December 31, 2013, 2014 and 2015.

E-commerce China Logistics Ltd., Galaxy Logistics Deyang Ltd., Jupiter Logistics Deyang Ltd., Galaxy Logistics Xianyang Ltd., Mars Logistics Xianyang Ltd., Deyang Jupiter Logistics Ltd., Xianyang Galaxy Logistics Ltd., Dangdang E-commerce (Shanghai) International Ltd. and Dangdang Digital Media (Wuhan) E-Commerce Co., Ltd., which were incorporated in 2015, have been omitted from this list since they had no significant transactions for the year ended December 31, 2015.

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

Note 1—ORGANIZATION AND BASIS OF PRESENTATION (continued)

The following is a summary of the Contractual Agreements, which may be amended by Dangdang Information if and when proposed and is not subject to Dangdang Kewen’s consent:

Loan agreement

The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010 and as further amended in August 2013. Under this loan agreement, as amended, Dangdang Information has granted an interest-free loan of RMB20 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. Dangdang Information may request repayment of the loan with 30 days' advance notice and may decide the loan to be repaid in cash or in other forms. The Dangdang Kewen shareholders may not, without the prior written consent of Dangdang Information, choose to repay the loan in advance. Dangdang Information may increase the amount of loan to the shareholders of Dangdang Kewen from time to time to support the continued development of its business operations.

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

Equity pledge agreement

The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as first amended in July 2010 and as further amended in December 2012 and in August 2013, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above loan agreement, as amended, the exclusive technical support service agreement and the exclusive call option agreement, as amended. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. However, to the extent there is a distribution, including but not limited to any loans, the shareholders of Dangdang Kewen have to remit such distribution in full to Dangdang Information immediately. The shareholders of Dangdang Kewen may not transfer or assign their equity interest in Dangdang Kewen, their rights and obligations under the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without the prior written consent of Dangdang Information. Dangdang Information shall provide necessary financial support to Dangdang Kewen to fund any losses incurred during the term of the pledge and shall not request for repayment if Dangdang Kewen is unable to do so. If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. This agreement cannot be terminated until all of the secured indebtedness has been fully discharged or all the equity interests have been purchased pursuant to the exclusive call option agreement.

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

Due to the consolidation of the Affiliated PRC Entities, the Company reflected the following in the consolidated financial statements:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Current assets	969,831	573,590	88,547
Non-current assets	22,293	45,636	7,045
Total assets	992,124	619,226	95,592
Current liabilities	600,625	569,059	87,848
Non-current liabilities	3,317	2,488	384
Total liabilities	603,942	571,547	88,232

	Year Ended December 31
	2013	2014	2015
	RMB	RMB	RMB	US$
Net revenues	311,950	336,568	296,030	45,699
Net loss	(29,118)	(151,589)	(82,637)	(12,757)
Net cash provided by (used in) operating activities	104,006	(631,178)	264,267	40,796
Net cash used in investing activities	(161)	(125,043)	(3,048)	(471)
Net cash provided by financing activities	18,000	—	—	—

For the years ended December 31, 2013, 2014 and 2015, the Affiliated PRC Entities contributed in aggregate 4.9%, 4.2% and 3.2%, respectively, of the Company’s consolidated net revenues.

As of December 31, 2014 and 2015, there were no pledges or collateralizations of the assets of Affiliated PRC Entities except for restricted cash amounting to RMB5,639 and RMB nil (US$ nil) as of December 31, 2014 and 2015, respectively, which were the security deposit of bankers’ acceptances and Dangdang Information has not provided any financial support that it was not previously contractually required to provide to Dangdang Kewen. There were no assets of Affiliated PRC Entities that can only be used to settle its obligations. Creditors of Affiliated PRC Entities have no recourse to the general credit of Dangdang Information, which is the primary beneficiary of Dangdang Kewen.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, sales returns, vendor and customer incentives, fair value of available-for-sale investments, allowances for doubtful accounts, lower of cost and net realizable value of inventories, useful lives of long-lived assets, realization of deferred tax assets, share-based compensation expense and uncertain tax positions. Actual results could materially differ from those estimates.

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

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.4778 to US$1.00 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

Restricted cash represents deposits not readily available to the Company. Restricted cash as at December 31, 2014 and 2015 mainly represented cash pledged as security deposits of bankers’ acceptance notes.

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

Debt securities that the Company has positive intent and ability to hold until maturity are classified as held-to-maturity securities and are stated at amortized cost. The fair value of the Company’s held-to-maturity investments as disclosed are determined based on the discount cash flow model using the discount curve of market interest rates. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of comprehensive (loss) income. No impairment loss was recognized on the held-to-maturity securities for any of years presented.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in the consolidated statements of comprehensive (loss) income when the decline in value is determined to be other-than-temporary. During the year ended December 31, 2015, realized gain on the available-for-sale investments upon their sales were reclassified out of accumulated other comprehensive income in its entirety and were then recorded in “interest income” in the consolidated statement of comprehensive (loss) income totaled RMB14,555 (US$2,247).

	As of December 31, 2014
	Amortized cost	Gross holding unrealized gain*	Fair value
	RMB	RMB	RMB	US$
Held-to-maturity investments
Fixed-rate investment	100,000	437	100,437	16,187
Adjustable-rate investment	250,000	3,830	253,830	40,910

	As of December 31, 2015
	Amortized cost	Gross holding unrealized gain*	Fair value
	RMB	RMB	RMB	US$
Held-to-maturity investments**
Adjustable-rate investment	72,000	209	72,209	11,147
Available-for-sale investments
Adjustable-rate investment	165,000	1,339	166,339	25,678

*The gross holding unrealized gain of held-to maturity investments was interest income. The gross holding unrealized gain of available-for-sale investments was other comprehensive (loss) income.

**As of December 31, 2015, held-to-maturity investments were pledged to Ping An Bank as security deposits of bankers’ acceptance notes until the maturity dates on February 5, 2016 and March 10, 2016 respectively.

Inventories

Inventories, consisting of products available-for-sale and packaging material, are accounted for using the first-in first-out method, and are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company has early adopted ASU 2015-11, Simplifying the Measurement of Inventory, for inventory measurement in the year ended December 31, 2015. Previously, inventories were valued at the lower of cost or market. The early adoption did not have a material impact on the Company’s consolidated financial statements. This valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

Investments in equity investees

The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary.

There was no impairment loss on investments in equity investees for the year ended December 31, 2015.

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

The carrying values of the Company's financial instruments are mainly in the form of cash and cash equivalents, restricted cash, time deposits, held-to-maturity investments, available-for-sale investments, accounts receivable, amounts due from and due to related parties, other receivables, accounts payable, and other current liabilities. The carrying amounts of these financial instruments, except for cash and cash equivalents, restricted cash, time deposits, available-for-sale investments and held-to-maturity investments, approximate their fair values because of their generally short maturities under level 2. Available-for-sale investments were adjusted to fair value at each reporting date.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue

Revenue recognition

The Company’s principal business is to sell media products and general merchandise sourced from publishers, manufacturers and distributors in China, operate the dangdang.com marketplace program, under which third-party merchants sell general merchandise as well as render advertising services on the Company’s internet platform. In accordance with ASC 605, Revenue Recognition (“ASC 605”), the Company records product sales and related costs on a gross basis when it is the primary obligor in a transaction. When the Company is not the primary obligor in a transaction and is instead acting as an agent, such as in transactions on the Company’s marketplace program and certain bulk sales as discussed below, fees earned are recorded on a net basis.

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

Customers place their orders for products online fixing the related selling price and shipping charge. Payment for the purchased product is made either before delivery or upon delivery. The Company has more recently expanded its bulk sales capability to broaden the Company’s sales channels and allow customers to purchase media products and general merchandise in bulk. The selling price is negotiated separately and usually received in advance before the order is confirmed and delivered. Revenue, net of discounts and return allowances, is recorded when title passes to customers upon delivery. Return allowances, which reduce product revenue, are estimated based on historical experience. Shipping charges to customers are included in product revenue and totaled RMB48,407, RMB53,828 and RMB69,537 (US$10,735) for the years ended December 31, 2013, 2014 and 2015, respectively.

During the year ended December 31, 2015, the Company entered into certain bulk sales transactions with third party customers where the sales price was based on the actual purchase price and a fixed margin. The Company considered ASC 605-45, Revenue Recognition, Principal Agent Considerations, and concluded that the related revenue should be reported in net as the Company was not the primary obligor.

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

Discount coupons

The Company periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may be granted to customers to incentivize a current purchase. Discounts for current purchases are treated as a reduction of revenue for the related transaction. Coupons may also be given to a customer that has made a purchase of a minimum value but for which may only be used in a future purchase. During the years ended December 31, 2014 and 2015, the Company made extensive use of such coupons to incentivize future purchases. When the right to purchase discounted products in the future does not represent a significant and incremental discount to the customer, such right is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605. The discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. When the right to discounts for future purchases represents a significant and incremental discount to the customer, such right is accounted for as a separate element under ASC 605. As of December 31, 2014 and 2015, the outstanding coupons did not represent a significant and incremental discount to the customers.

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

Loyalty programs

Customers may earn loyalty points from the purchase of merchandise from the Company. Points are earned based on the amount and types of merchandise purchased and expire at the end of the next calendar year. Up to April 2015, customers could redeem the loyalty points for discount coupons to be used on future purchases of selected items on the Company’s internet platform or exchanged for discount coupons for third-party products or services. The Company did not pay nor has any obligations to the third-party providers. Instead, such program allows third-party providers a channel to the Company’s customers. The Company accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs were historically insignificant. In April 2015, the Company revised the policy of loyalty points. According to the new policy, customers may also redeem the loyalty points for cash used for future purchase. As of December 31, 2015, considering that the Company did not have sufficient experience to reliably estimate the breakage under the new policy, the Company accrued for the maximum potential impact using the incremental cost approach.

In addition, customers may attain a tiered membership status based on the value of merchandise purchased over the past twelve months. Membership status entitles the holder to certain discounts on future purchases of selected items on the Company’s internet platform. Membership status is subject to renewal every twelve months. The estimated incremental costs have been insignificant since the inception of the tiered membership scheme.

Value-added tax

Pursuant to the Notice Regarding the Continuation of Value-added Tax and Business Tax Preferential Policies for the Public Cultural Industry promulgated by the Ministry of Finance and the State Administration of Taxation in December 2013, or Circular 87, value-added tax is exempted for the wholesale and retail of books from January 1, 2013 to December 31, 2017. According to Circular 87, the exempted value-added tax or business tax that have been collected before the issuance of Circular 87 can be used to offset future value-added tax and business tax, or be refunded. The Company’s PRC subsidiaries and Affiliated PRC Entities have been approved for value-added tax exemption from the wholesale and retail of books since January 1, 2014. As for the value-added tax that had been paid in 2013, such entities applied for tax refunds and received value-added tax refunds from the relevant governmental authorities amounting to RMB106,025 during the year ended December 31, 2014 . The value-added tax refunds are included in government grants and value-added tax refunded in the consolidated statements of comprehensive (loss) income.

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

Rebates and promotion fees

The Company has agreements to receive consideration from certain of its vendors, including rebates for products it sells over a period of time as well as for promoting vendors’ products during the year. The rebates are not sufficiently separable from the Company’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Company to sell vendors’ products. Rebates which are based on the volume of sales to the Company’s customers for a specified period are accounted for as a reduction of “cost of revenues” when the volume thresholds are met and the amount of rebate is determinable. Promotion fees related to specific inventory sold are recorded as a reduction of “cost of revenues” when the item is sold. Rebates and promotion fees that are not linked to the volume of sales to the Company’s customers or specific inventory sold are allocated between “cost of revenues” and “inventories” based on purchases for the year. Rebates and promotion fees recorded as a reduction of “cost of revenues” totaled RMB390,855, RMB556,811 and RMB780,203 (US$120,443) for the years ended December 31, 2013, 2014 and 2015, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fulfillment

Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations. Out-bound shipping costs totaled RMB368,517, RMB363,000 and RMB335,859 (US$51,848) for the years ended December 31, 2013, 2014 and 2015, respectively.

Marketing

Marketing costs consist primarily of advertising costs, promotion costs relating to marketing activities and payroll and related expenses for personnel engaged in marketing, business development and selling activities.

Advertising costs, expensed as incurred, totaled RMB250,068, RMB363,018 and RMB300,263 (US$46,353), in the years ended December 31, 2013, 2014 and 2015, respectively.

Technology and content

Technology and content expenses consist principally of research and development activities, payroll and related expenses for employees involved in category expansion, application development and platform development. Research and development include expenses related to editorial content, and systems support, as well as costs and depreciation associated with the computing, storage and telecommunications infrastructure used internally and supporting online activities.

Technology and content costs are expensed as incurred. Software development costs are also expensed as incurred as the costs qualifying for capitalization have been insignificant.

General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; bad debt expenses and other general corporate costs.

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

Before January 1, 2015, the balance of accumulated other comprehensive loss and the movements thereof were solely related to foreign currency translation adjustments. Foreign currency translation adjustment and unrealized gain on available-for-sale investments recorded in accumulated other comprehensive loss were RMB87,122 (US$13,449) and RMB15,894 (US$2,454) for the year ended December 31, 2015, respectively. Amounts reclassified out of accumulated other comprehensive loss of realized gain on available-for-sale investments during the year ended December 31, 2015 were RMB14,555 (US$2,247). Foreign currency translation adjustment and unrealized gain on available-for-sale investments were RMB42,826 (US$6,611) and RMB1,339 (US$206) as of December 31, 2015, respectively.

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

If the purpose of the government grant is specifically defined in the terms and conditions of the contract, the grant received is recorded as an offset to the specified expense. The amount recorded to offset fulfillment expenses for the year ended December 31, 2013, 2014 and 2015 was RMB10,000, RMB nil and RMB nil (US$ nil), respectively.

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits, available-for-sale investments, held to maturity investments, accounts receivable and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2015, substantially all of the Company’s cash and cash equivalents, restricted cash, time deposits, available-for-sale investments and held to maturity investments were managed by financial institutions of Mainland China and Hong Kong, which management believes are of high credit quality. As of December 31, 2014 and 2015, the Company had RMB476,770 and RMB398,963 (US$61,589) in cash and cash equivalents, restricted cash, available-for-sale investments, held-to-maturity investments and time deposits in branches located in the Mainland China and also had RMB922,265 and RMB970,988 (US$149,895) located outside Mainland China, respectively.

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

Concentration of customers and suppliers

There are no revenues from customers or purchases from suppliers which individually represent greater than 10% of the total revenues and purchases for the years ended December 31, 2013, 2014 and 2015.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation and appreciation of the U.S. dollar against RMB was approximately 0.81% and -1.39% in 2014 and 2015. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

In the opinion of the Company’s management and Beijing DHH Law Firm, the Company’s PRC legal counsel, (i) the ownership structure of the Company’s PRC subsidiaries and the Affiliated PRC Entities is in compliance with PRC laws, (ii) each of the Company’s PRC subsidiaries and Affiliated PRC Entities has the corporate power, authority and legal right to enter into, execute, deliver and perform its obligations under each of the Contractual Agreements to which it is a party, (iii) each of the Contractual Agreements, to which any of the Company’s PRC subsidiaries, the Affiliated PRC Entities or Peggy Yu Yu and Guoqing Li is a party, constitute legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms, (iv) the execution, delivery and performance by each of the Company’s PRC subsidiaries, the Affiliated PRC Entities or Peggy Yu Yu and Guoqing Li of each of the Contractual Agreements to which it/he/she is a party do not result in: in case of any of the Company’s PRC subsidiaries or the Affiliated PRC Entities, any violation of the provisions of the articles of association or business licenses of such PRC subsidiaries or such Affiliated PRC Entities, and any violation of any explicit provisions of the applicable PRC laws.

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

Note 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business risk (continued)

In addition, if Dangdang Kewen and its subsidiaries or their shareholders fail to perform their obligations under the Contractual Arrangements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Arrangements, the Company may not be able to exert effective control over its PRC Affiliated Entities, and the Company’s ability to conduct its business may be negatively affected.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU 2015-11 eliminates the guidance that entities consider replacement cost and net realizable value less an approximately normal profit margin in the subsequent measurement of inventory when cost is determined on a first-in, first-out or average cost basis. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. The Company elected to early adopt ASU 2015-11 for the year ended December 31, 2015, on a prospective basis and the adoption had no material effect on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which amends the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current in the consolidated balance sheets. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. The Company is currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which introduces a new lessee model that brings substantially all leases in the balance sheets. This standard will be effective for the Company beginning the first quarter of fiscal year 2019. The Company is currently evaluating the impact of adopting this guidance on our consolidated financial statements.

Note 3—FAIR VALUE MEASUREMENT

The fair value of the Company’s available-for-sale investments as disclosed are determined utilizing valuation techniques, including discounted cash flow model using the discount curve of market interest rates. Except for that, the Company did not have significant financial instruments that were measured at fair value on a recurring basis or non-recurring basis as of December 31, 2014 and 2015.

The following table sets forth the available-for-sale investments, measured at fair value, by level within the fair value hierarchy as of December 31, 2015:

	Fair Value Disclosure at December 31, 2015
	Total		Quoted Prices in Active Market for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Available-for-sale investments*	166,339	25,678	—	—	166,339	25,678	—	—
Total	166,339	25,678	—	—	166,339	25,678	—	—

*Some of available-for-sale investments are redeemable at the Company's option amounting to RMB50,000 (US$7,719), the rest of available-for-sale investments have matured in January 2016.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 4—INVENTORIES

	As of December 31,
	2014	2015
	RMB	RMB	US$
Media products	1,996,795	2,038,922	314,755
General merchandise	194,047	223,791	34,548
Packing materials and others	10,328	9,374	1,447
	2,201,170	2,272,087	350,750

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Prepayments to suppliers	288,763	224,692	34,687
Rental, insurance and other prepayments	30,794	14,089	2,175
Rebates and promotion fees receivable	195,814	278,548	43,000
Warehouse and other deposits	8,355	4,004	618
Interest receivables	13,752	1,203	186
Value-added tax recoverable	14,762	64,066	9,890
Other receivables (net of provision for doubtful receivables of RMB3,293 and RMB4,560 (US$704) as of December 31, 2014 and 2015)	23,406	21,183	3,270
	575,646	607,785	93,826

Bad debt expenses were RMB2,513, RMB3,293 and RMB4,560 (US$704) for the years ended December 31, 2013, 2014 and 2015, respectively.

Note 6—EQUITY METHOD INVESTMENTS

The following investments were accounted for under the equity method:

December 31, 2015	Interest held	Investment, at cost, less impairment	share of undistributed profits	Total
		RMB	RMB	RMB	US$
Equity method
Beijing Baoma Diary Technology Ltd.	45%	900	(167)	733	113
Beijing Hechuang Technology Ltd.	45%	900	(240)	660	102
		1,800	(407)	1,393	215

Note 7—FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Electronic equipment	185,034	212,237	32,764
Other office and warehouse equipment	106,035	112,522	17,370
Vehicles	2,447	2,447	378
Leasehold improvements	20,245	20,792	3,210
Buildings	138,447	139,934	21,602
Construction in progress	4,658	3,088	476
Total	456,866	491,020	75,800
Less: accumulated depreciation	(203,900)	(254,909)	(39,351)
Fixed assets, net	252,966	236,111	36,449

Depreciation expenses were RMB48,036, RMB53,456 and RMB58,333 (US$9,005) for the years ended December 31, 2013, 2014 and 2015, respectively.

Note 8—PREPAID LAND LEASE PAYMENTS

	As of December 31,
	2014	2015
	RMB	RMB	US$
Prepaid land lease payments	44,656	44,656	6,894
Less: accumulated amortization	(2,233)	(3,126)	(483)
Net carrying value	42,423	41,530	6,411

Amortization expenses for prepaid land lease payments for the years ended December 2013, 2014 and 2015 were RMB893, RMB893 and RMB893 (US$138), respectively. The Company expects to recognize RMB893 (US$138) in amortization expenses for each of the next five years.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 9—SHORT-TERM BANK LOANS AND NOTES PAYABLE

There were no outstanding short-term bank loans as of December 31, 2014 and 2015. Interest expenses relating to the short-term bank loans recognized in the consolidated statement of comprehensive (loss) income were RMB6,042, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2013, 2014 and 2015, respectively.

Notes payable do not carry a stated interest rate, but have a specific due date usually for a period of three or six months. These notes are negotiable documents issued by bankers on the Company’s behalf to vendors. These notes are short-term in nature. The Company had outstanding bankers acceptance notes payables of RMB63,024 and RMB150,064 (US$23,166) as of December 31, 2014 and December 31, 2015, respectively.

Note 10—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2014	2015
	RMB	RMB	US$
Accrued expenses	202,707	152,960	23,613
Accrued payroll	66,926	51,954	8,020
Taxes payable	16,872	5,330	823
Deposits from delivery service providers and merchants in the marketplace program	144,772	153,462	23,690
Payables to merchants participating in the marketplace program	203,938	161,465	24,926
Sales refund payables	13,755	28,577	4,412
Payables for purchases of fixed assets	27,932	13,366	2,063
Other payables	27,581	38,549	5,951
	704,483	605,663	93,498

Note 11—PRODUCT REVENUE

	Year Ended December 31
	2013	2014	2015
	RMB	RMB	RMB	US$
Media products	4,050,122	5,036,039	5,526,976	853,218
General merchandise	1,995,451	2,599,411	3,485,314	538,040
	6,045,573	7,635,450	9,012,290	1,391,258

Note 12—OTHER INCOME (EXPENSES), NET

	Year Ended December 31
	2013	2014	2015
	RMB	RMB	RMB	US$
Exchange income (loss), net	30,822	(3,996)	(60,735)	(9,375)
Forward foreign currency contract gain (loss)	8,565	(7,680)	—	—
Share of net loss of equity investees	—	—	(407)	(63)
Other non-operating income	8,558	11,880	26,010	4,015
Other non-operating expenses	(20,023)	(17,210)	(5,921)	(914)
	27,922	(17,006)	(41,053)	(6,337)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 13—INCOME TAX EXPENSES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands and British Virgin Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

(Loss) income before income taxes consists of:

	Year Ended December 31
	2013	2014	2015
	RMB	RMB	RMB	US$
Non-PRC	52,418	9,245	(45,497)	(7,024)
PRC	(195,283)	78,872	122,045	18,841
	(142,865)	88,117	76,548	11,817

Income taxes consist of:

	Year Ended December 31
	2013	2014	2015
	RMB	RMB	RMB	US$
Current income tax	—	—	—	—
Deferred income tax benefit	—	—	15,000	2,316
	—	—	15,000	2,316

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year Ended December 31
	2013	2014	2015
	RMB	RMB	RMB	US$
Income tax computed at PRC statutory tax rate (25%)	(35,716)	22,029	19,137	2,954
Effect of different tax rates in different jurisdictions	(13,105)	(2,311)	11,374	1,756
Non-deductible expenses	757	1,251	1,648	254
Research and development super deduction	—	(13,562)	—	—
Effect of expired tax losses	452	—	—	—
Other adjustments	(238)	82	(184)	(28)
Changes in valuation allowance	47,850	(7,489)	(46,975)	(7,252)
	—	—	(15,000)	(2,316)

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 13—INCOME TAX EXPENSES (continued)

The components of deferred taxes are as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses and other current liabilities	39,318	31,582	4,875
Inventories	10,099	11,456	1,768
Provisions	1,506	1,423	220
Net operating losses	—	15,000	2,316
Total deferred tax assets, current portion	50,923	59,461	9,179
Valuation allowance	(50,923)	(44,461)	(6,863)
Deferred tax assets, current portion, net	—	15,000	2,316
Deferred tax assets, non-current portion:
Fixed assets	1,291	1,440	222
Net operating losses	214,211	173,548	26,791
Total deferred tax assets, non-current portion	215,502	174,988	27,013
Valuation allowance	(215,502)	(174,988)	(27,013)
Deferred tax assets, non-current portion, net	—	—	—

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 13—INCOME TAX EXPENSES (continued)

During the year ended December 31, 2015, the Company reassessed the realizability of deferred tax assets and concluded that it is more likely than not all of deferred tax assets will be realized. Therefore, the Company recognized a certain valuation allowance against deferred tax assets as of December 31, 2015.

As of December 31, 2015, the Company had net operating losses of approximately RMB701,004 (US$108,216) per income tax returns, which can be carried forward to offset future taxable incomes. The net operating losses will expire between 2017 and 2020 if not utilized.

The changes in unrecognized tax benefits are as follows:

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Balance at January 1	282	244	244	38
Additions based on tax positions related to the prior years	—	—	—	—
Reductions for tax positions of prior years	(38)	—	—	—
Balance at December 31	244	244	244	38

At December 31, 2013, 2014, and 2015, the Company had approximately RMB244, RMB244 and RMB244 (US$38) of unrecognized tax benefits related to uncertain tax positions. None of the unrecognized tax benefits would, if recognized, affect the effective tax rate. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

There is no interest or penalty associated with the unrecognized tax benefits, and, accordingly, no such accruals have been made in the Company’s consolidated financial statements.

The PRC tax law provides a 3-5 years statute of limitation and the open tax years for which the Company’s PRC subsidiaries and PRC Affiliated Entities’ income tax returns are subject to examination by the PRC tax authorities from 2010 to 2015.

Note 14—RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Company

Beijing Kewen Cambridge Book Co., Ltd. (“BKCB”)	Entity indirectly controlled by family members of Mr. Guoqing Li, shareholder, director and chief executive officer of the Company

Beijing Kewen Guolue Information Technology Co., Ltd. (“BKGI”)	Entity indirectly controlled by family members of Mr. Guoqing Li

Beijing Baoma Diary Technology Ltd. (“Baoma”)	Equity method investee
Beijing Hechuang Technology Ltd. (“Hechuang”)	Equity method investee

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 14—RELATED PARTY TRANSACTIONS (continued)

b)

In January 2014, the Company entered into a service agreement with BKGI for the period from January 1, 2014 to December 31, 2014 and the Company charged BKGI RMB60 for administrative service in the year ended December 31, 2014.

For the year ended December 31, 2015, the related party transactions mainly represented ordinary services provided by the Company to equity method investees amounting to RMB619 (US$96).

The balances between the Company and its related parties as of December 31, 2014 and 2015 are listed below:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Due from related parties:
BKCB	258	331	51
BKGI	117	177	27
Baoma	—	1	—
	375	509	78
Due to related parties:
BKCB	2,237	2,166	334
Baoma		37	6
Hechuang	—	77	12
	2,237	2,280	352

Outstanding balances at the balance sheet dates were unsecured, interest-free, and had no specified repayment terms. There were no guarantees provided for or received from any related party receivables or payables.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 15—EMPLOYEE BENEFITS

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB86,616, RMB104,373 and RMB115,297 (US$17,799) for the years ended December 31, 2013, 2014 and 2015, respectively.

Note 16—COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases office and fulfillment centers under non-cancelable operating leases. Some of these lease agreements provide for periodic rental increases based on contractually agreed rates. Rental expenses under the operating leases were RMB90,085, RMB84,862 and RMB104,078 (US$16,067) for the years ended December 31, 2013, 2014 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended December 31,	RMB	US$
2016	110,048	16,989
2017	92,512	14,281
2018	53,211	8,214
2019	31,537	4,868
2020	17,973	2,775
Thereafter	24,023	3,709
	329,304	50,836

Litigation, claims and assessments

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. Management does not expect the results of any of these actions to have a material adverse effect on the Company’s business, results of operations or financial position. As of December 31, 2015, the Company has not accrued any contingent losses regarding such claims as the estimated costs were insignificant.

Capital commitments

The Company entered into construction agreements in connection with the construction of the proposed warehouse and office building in Tianjin, PRC. Total capital commitments contracted and reflected in the consolidated financial statements amounted to RMB7, 491 (US$1,156) as of December 31, 2015. All of these capital commitments are to be fulfilled by December 31, 2016.

As of December 31, 2015, future minimum capital commitments under non-cancelable construction contracts were as follows:

Year ended December 31,	RMB	US$
2016	7,491	1,156
	7,491	1,156

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 16—COMMITMENTS AND CONTINGENCIES (continued)

Copyright contract

The Company entered into copyright contract to acquire sole agency of some books and will be required to pay minimum committed amount during the contract period. This agreement will mature in November 2020.

Year ended December 31,	RMB	US$
2016	3,208	496
2017	14,667	2,264
2018	16,500	2,547
2019	16,500	2,547
2020	15,125	2,335
	66,000	10,189

Note 17—COMMON SHARES

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

Note 18—(LOSS) INCOME PER SHARE

Basic (loss) income per share for the years ended December 31, 2013, 2014 and 2015 is calculated as follows:

	Year Ended December 31,
	2013		2014		2015
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Basic (loss) income per share:
Numerator:
Net (loss) income attributable to Class A and Class B common shareholders for computing basic loss per Class A and Class B common share	(95,923)	(46,942)	59,305	28,812	61,691	9,523	29,857	4,609
Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic loss per Class A and Class B common share	269,520,110	131,896,605	271,445,384	131,876,660	272,491,397	272,491,397	131,876,660	131,876,660
Basic (loss) income per Class A and Class B common shares	(0.36)	(0.36)	0.22	0.22	0.23	0.04	0.23	0.04

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 18—(LOSS) INCOME PER SHARE (continued)

Diluted (loss) income per share for the years ended December 31, 2013, 2014 and 2015 is calculated as follows:

	Year Ended December 31,
	2013		2014		2015
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Diluted (loss) income per share:
Numerator:
Allocation of undistributed (loss) income for diluted net (loss) income per Class A and Class B common share computation	(95,923)	(46,942)	60,219	27,898	62,460	9,642	29,088	4,491
Reallocation of undistributed (loss) income as a result of conversion of Class B to Class A common shares	(46,942)	—	27,898	—	29,088	4,491	—	—
Net (loss) income attributable to Class A and Class B common shareholders for computing diluted (loss) income per Class A and Class B common share	(142,865)	(46,942)	88,117	27,898	91,548	14,133	29,088	4,491
Denominator:
Weighted average number of Class A and Class B common shares outstanding for computing basic loss per Class A and Class B common share	269,520,110	131,896,605	271,445,384	131,876,660	272,491,397	272,491,397	131,876,660	131,876,660
Conversion of Class B to Class A common shares	131,896,605	—	131,876,660	—	131,876,660	131,876,660	—	—
Dilutive options	—	—	13,211,010	—	10,677,390	10,677,390	—	—
Weighted average number of Class A and Class B common shares outstanding for computing diluted loss per Class A and Class B common share	401,416,715	131,896,605	416,533,054	131,876,660	415,045,447	415,045,447	131,876,660	131,876,660
Diluted (loss) income per Class A and Class B common share	(0.36)	(0.36)	0.21	0.21	0.22	0.03	0.22	0.03

The effect of share options has been excluded from the computation of diluted loss per share for the year ended December 31, 2013, 2014 and 2015  to the extent that as the effect would be anti-dilutive.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—SHARE-BASED COMPENSATION

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

The following table summarizes the share option activity under the 2004 and 2010 Plans for the year ended December 31, 2015:

	Number of shares	Weighted Average Per Share Exercise Price (US$)	Weighted- Average Grant-Date Fair Value Per Share (US$)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (US$)
Outstanding, January 1, 2015	20,184,270	0.78	0.44	—	—
Granted	400,000	1.58	0.87	—	—
Exercised	(857,870)	0.92	0.70	—	—
Expired	(301,405)	1.36	0.92	—	—
Forfeited	(1,133,745)	1.48	1.15	—	—
Outstanding, December 31, 2015	18,291,250	0.66	0.41	2.17	14,691
Vested and expected to vest at December 31, 2015	17,766,690	0.65	0.39	2.11	14,552
Exercisable at December 31, 2015	15,930,435	0.54	0.31	1.78	14,537

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s common shares as of December 31, 2015 and the exercise prices of the equity awards.

On February 9, 2015, the exercise price of certain share options was adjusted downwards from US$1.996 and US$2.714 per share to US$1.58 per share. The total incremental share-based compensation expense resulting from the modification was RMB975 (US$151), with RMB269 (US$42) recognized as additional share-based compensation expense in 2015 and RMB706 (US$109) to be recognized over the remaining vesting period.

As of December 31, 2015, there was RMB15,123 (US$2,335) of unrecognized share-based compensation costs related to equity awards that is expected to be recognized over a weighted-average vesting period of 2.08 years. To the extent the actual forfeiture rate is different from the Company’s estimate; actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated using the binomial option pricing model by the Company, with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the consolidated financial statements. The volatility assumption was calculated based on the price of the underlying common shares over the expected term of the option and the price volatility of the shares of the Company and comparable companies. The risk-free rate was based on the market yield of U.S. Treasury Bills with maturity terms equal to the expected term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 19—SHARE-BASED COMPENSATION (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted/modified in the years presented:

	2013	2014	2015
Expected volatility range	73.73%-74.20%	74.86%-75.0%	61.0%-64.0%
Risk-free interest rate	2.0%-2.25%	2.14%-2.17%	1.46%-1.52%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5-2.5	1.5-2.8	1.5-2.8

The aggregate intrinsic value of the equity awards exercised for the three years ended December 31, 2013, 2014 and 2015, was RMB1,971, RMB2,013 and RMB452 (US$70), respectively. The total fair value of the equity awards vested during the years ended December 31, 2013, 2014 and 2015 was RMB12,711, RMB15,451, and RMB16,232 (US$2,506), respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2014, and 2015 was US$1.03, US$1.18 and US$0.87, respectively.

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2013, 2014 and 2015 are included in:

	2013	2014	2015
	RMB	RMB	RMB	US$
Fulfillment	1,755	2,126	1,946	300
Marketing	412	509	638	98
Technology and content	964	1,075	1,138	176
General and administrative	7,977	6,707	4,875	753

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)

except for number of shares and per share data)

Note 20—RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Since Dangdang Information, Dangdang Kewen, Wuxi Dangdang Information, Wuxi Dangdang Kewen, Tianjin Dangdang Information, Sichuan Dangdang Information, Shaanxi Dangdang Information, Jiangsu Dangdang Information, Guizhou Dangdang Information and Wuhan Dangdang Kewen were in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2013, 2014 and 2015.

As of December 31, 2014 and 2015, the total net assets of the Company’s PRC subsidiaries including the Affiliated PRC Entities were negative. Therefore, condensed financial information of the Company is not presented.

